COLBY D JONES COLE MATTHEW JONES COOPER DOUGLAS JONES CORY LYNN JONES DANIEL ALFRED JONES DARRELL W JONES DAVID JONES DAVID D JONES DAVID S JONES DAVID V JONES DAVID W JONES DEJUAN JONES DEVIN D JONES DEXTER ANTOINE JONES
DOUGLAS JONES DUDLEY JONES EDDIE JONES III ERIC ANTHONY JONES EUGENE DALE JONES FRANKLIN D JONES FRANKLIN D JONES GARRETT A JONES GINA M JONES GINGER RENEE JONES HALI ELIZABETH JONES HARLEY CHRISTIAN JONES HUNTER STANLEY JONES
J DALE JONES JAMES JONES JAMES JONES JAMES C JONES JAMES E JONES JASE M JONES JASON ALLEN JONES JASON D JONES JASON SCOTT JONES JEFFREY JONES JEFFREY KEITH JONES JENNIFER E JONES JEREMY JONES JEREMY DANIEL JONES JEREMY S JONES
JEREMY SLATE JONES JERMAINE PEGUES JONES JEROME P JONES JEROME R JONES JESSE L JONES JESSICA DANIELLE JONES JODY D JONES JOEL KEITH JONES JOHN EUGENE JONES JOSEPH B JONES JOSEPH M JONES JOSHUA A JONES JOSHUA ANTHONY JONES
JOSHUA M JONES JULIUS M JONES JUSTIN DANIEL JONES JUSTIN LEON JONES JUSTIN MICHAEL JONES KAYLA LASHAY JONES KENNETH CHRIS JONES KENNETH JAMES JONES KENNETH LAMONT JONES KENNETH LESTER JONES KENNETH M JONES KENNETH O JONES II
KEVIN HEATH JONES KEVIN SCOTT JONES JR KIMBERLY ROSE JONES LAQUISHA S JONES LARRY G JONES LAUREN BROOKE JONES LEE H JONES LESTER MAURICE JONES LOGAN RICHARD JONES LOIS DENISE JONES LUKE JONES MADISON JONES MADISON ELYSE JONES
MARC JONES MARVIN CLAY JONES III MICHAEL JONES MICHAEL A JONES MICHAEL A JONES MICHAEL C JONES MICHAEL DAVID JONES MICHAEL MARSHALL JONES MICHAEL O JONES MICHAEL SHAWN JONES MICHAEL W JONES MICHEAL TAYLOR JONES MITZI B JONES
MORRISON BRIAN JONES NATHAN JONES NICHALES L JONES NICOLE ERIN JONES NINA M JONES OCTAVIA BERNICE JONES OZARUS ORVIN JONES PATRICK J JONES PAUL JONES PAUL DAVID JONES II PAULA H JONES PHILLIP E JONES PHILLIP M JONES PRUE LAYLA JONES
RANDALL JONES REGGIE DENNIS JONES JR RICHARD GREGORY JONES RICKY C JONES RITCHIE L JONES JR ROBERT JONES ROBERT JONES ROBERT A JONES ROBERT ADRIAN JONES ROBERT B JONES ROBIN RENEE JONES ROGER JEREMIAH JONES RUEBEN JONES
RUSTEE JAY JONES RYAN JONES SAMUEL JONES SEAN MICHAEL JONES SHANE JONES SHAUN CURTIS JONES SHEREE D JONES STEPHEN J JONES STEPHEN R JONES STEVEN JONES SUSAN MARIE JONES TADD JONES TAYLOR D JONES TEAGUE A JONES TERRENCE JAMAL JONES
THOMAS JAMES JONES TIFFANY M JONES TIMOTHY A JONES TIMOTHY D JONES TIMOTHY L JONES TORY JONES TRENN S JONES TYLER RYAN JONES VICTOR JONES WACEY DEAN JONES WAYLON DOLTON JONES WAYNE L JONES WILBERT JONES WILLIAM DUNCAN JONES
BRANDI N JONSON JOHN GLENN JOOS JR BILLY GENE JORDAN CADARYE L JORDAN CADE ALLEN JORDAN CAREY EUGENE JORDAN II CHARLES C JORDAN CHRISTOPHER JORDAN CLAY D JORDAN CLAYTON W JORDAN COLEMAN EDWARD JORDAN COOPER WAYNE JORDAN
DANIEL J JORDAN DAVID B JORDAN FRANK A JORDAN GEORGE B JORDAN HARRY L JORDAN JAMES YATES JORDAN JAMES WALTER JORDAN JAZENO JORDAN JEFFREY S JORDAN JOSEPH DANIEL JORDAN JOSHUA LAWRENCE JORDAN MARC JORDAN MATTHEW G JORDAN
MATTHEW WAYNE JORDAN MICHAEL KEVIN JORDAN ROBERT T JORDAN SCOTT C JORDAN SHAWN JORDAN TONY JORDAN WILLIAM H JORDAN EMILY J JORDAN-HADDOCK ANDREW JORGENSEN BLAIR JENS JORGENSEN DANIEL R JORGENSEN CAMERON JORGENSON
JEREMY C JORGENSON ANGELO RIVERA JOSEPH BRADLEY T JOSEPH CHRISTIAN JOSEPH CODY ALAN JOSEPH DANNY X JOSEPH DARIO JOSEPH JOSHUA TYLER JOSEPH MICHAEL A JOSEPH MICHAEL F JOSEPH NANCY JOSEPH ROGER J JOSEPH SHAQUILE MICHAEL JOSEPH
TESFA JOSEPH BAYLOR R JOSEPHSON MARK L JOSEY RAHUL ASHWIN JOSHI SELVAGANAPATHI JOTHIPASU SPENCER K JOUDREY JASON EUGENE JOURDEN FRANCISCO JOVEL JOHNNY D JOWERS LISA A JOWERS DEAN JOWETT ANDREW B JOYE MICHAEL G JOYE
JEFFREY TYRONE JOYNER JULIUS L JOYNER JUSTIN MICHAEL JOYNER LANTHONY TIJON JOYNER PATRICK KIERAN JOYNER TOVONNIA JOYNER ANNE M JOZWIAK JOSEPH JOZWIAK CRISTINA JUAN GASPAR ADRIAN ALDAHIR MENDOZA JUAREZ ALAN J JUAREZ HERIBERTO JUAREZ JR
JAVIER JIMENEZ JUAREZ JESUS JUAREZ JORGE L JUAREZ JR TONNY VELAZQUEZ JUAREZ JOAQUIN JUAREZ JUAREZ SERGIO JUAREZ MONTIEL PEDRO RICARDO JUAREZ RODRIGUEZ JAZMYN REBEKAH JUAREZ-RIOS JENNIFER JUDD JORDAN JUDKINS MATTHEW D JUDKINS
BRENT W JUDY CHARLES R JUDY TERRENCE L JUEDEN CHRISTOPHER JAMES JUHL DEREK A JULANDER JACOB MELVIN JULANDER JAROM JULANDER JAYSON T JULANDER RILEY DEWAYNE JULANDER SHELDON S JULANDER HERBERT MICHAEL JULIAN JUSTIN MICHAEL JULIAN
KHALEEL JUMAN THADDEUS JUMAN RANDY W JUMPS CHAD R JUNCK CLAYTON C JUNEK ERIC JUNIUS JAMES A JUNKER MICHAEL SCOTT JUNKERMAN GERRAD ISAIAH JUNKERSFELD JOSEPH RYAN JUNKIN TIMOTHY C JUNKIN JERRY MASON JUNKINS MATTHEW WAYNE JUNKINS
MICHAEL STANLEY JUNOT DANN ELWOOD JUNTUNEN PENNY JO JUPIN KENDRA A JURACEK STEPHEN JUREWICZ TIM JURGIELEWICZ LEOBARDO JUSAINO LEOBARDO JUSAINO AUSTIN TYLER JUSSEN STEPHEN A JUSTICE STEPHEN TYLER JUSTICE JEREMY SHANE JUSTUS
PRESTON LAMAR JUSTUS KATHLEEN MALINDA JUTTE RANDY KAAE TYLER KAARSEMAKER YANNICK KABWIKA KABWIKA CHERYL KACHELLEK DANIEL KACHKAN ANDREW W KAECH BRADLEY KAHL CHRISTOPHER H KAHLO KEITH A KAHLO CHASE MITCHELL KAHNY
NICHOLAS E KAHNY KEALON R KAHRE ADRIENNE N KAIGLER RANDY A KAISER CHARLES T KALE SHAGUL KALEEL KEVIN KALEN DENIS KALEV PATHIRAKALIAPPAN KALIAPPAN PEER MOHAMED KANI K KALIBULLA P M GURUMOORTHI K KALIDOSS S BYRON M KALIN
KIEFER J KALIN KIEL J KALIN JAMES M KALINCHOK JESSICA KALISZ BALAN KALIYAPERUMAL SANKAR KALUSIVALINGAM ISHWARYA KALUSULINGAM P NOAH MICHAEL KALVELAGE PAUL R KALVELAGE DAVID KAM KIN CORY S KAMINS DAVID KANG KAMINSKI
JEFFERY MICHAEL KAMINSKI NICHOLAS P KAMINSKI BRANDON D KAMPHAUS DEMETRIUS KAMPOUROGIANNIS KELLI JO KAMPSCHNIEDER CHANDRA SHAKER REDDY KANCHARLA RYAN J KANDER RAYMOND KANDOLIN IAN KANE NICHOLAS MICHAEL KANE STEVEN H KANE
CADE C KANEKO CONSTANTINE G KANELOS WONJIN KANG KAVIYARASAN KANIRAJ NATHAN BOUNE KANJANABOUT DIVINE KANKU NGOLELA ARAVIND KANNAN PASUPATHY KANNAN SANTHOSHKUMAR KANNUSAMY JULIE KANNUSSAARI MARK KANTOR ABHISHEK KANWAR
GWENDOLYN KAOPUA TIAL KAP ELVIN KAPADIA ISAAC LEON KAPLAN STEVE KAPOGINES NEHA KAPOOR MITCHELL L KARACSON MARIE KARAICA OLHA KARAMAN LESLIE A KARCHER KYLE KARGOL ROBERT J KARIGAN MEHDI KARIMAN JUSTIN EVERETT KARKI
EMERY TROY KARLINSEY BEN FRANK KARMANN JR SOFIA KARMAZIN AMANDA LOUISE KARMEL THOMAS L KARNES ERIC DAVID KARP MICHAEL S KARPINEN SHARI KARPYSHYN DWIGHT JAMES KARR GARRETT ANTHONY KARR KOLBY R KARR TIMOTHY LOUIS KARRAKER
CAROL S KARRH SRIRAM KARTHIKEYAN ABHIRAM KARUMANCHI JEETH KARUNAKARAN KARUNAKARAN KARUNAPRAHASAM MUTHURAJAGANESAN KARUPPASAMY JEREMY JOHN KASAL RAMIN KASAMANLI RICHARD M KASARDA MURUGAN K KASHIMANI S
MYDEEN KASIMMALK BAVA MICHAEL E KASSAY AARON D KASSMEIER JACOB H KASTEN LUKE THOMAS KASTEN ROSS E KASTL HIMABINDU KASTURI STAN KASZECKI MATTHEW D KATES BRIAN P KATH SAGAR KATHIRIYA PHILLIP KATZ JR RICHARD MICHAEL KATZ TODD R KATZ
ALLEN G KAUFFMAN LOGAN R KAUFFMAN MYRA L KAUFFMAN ANDREA KAY KAUFMAN DANIELLE JEAN KAUFMAN OMER J KAUFMAN RUSTY R KAUFMAN WILLIAM THOMAS KAUFMAN III CLINTON C KAULBACH RAJWINDER KAUR STEFEN M KAUR WADE L KAUS JAMES S KAUTZ
KELLI MARIE KAUTZ DOUGLAS D KAUWE PRAVEEN KAVALEDURGA MICHAEL KAVANDER POOVARASAN KAVERI TIMOTHY KAWECKI CHRISTOPHER A KAY NATHAN JAMES KAY DEREK KAYFISH ROBERT JOSEPH KAYSER ALEXANDER KAZAK NAJMEH KAZEMINEJAD
JOHN CHRISTOPHER KAZYAK GREGORY A KEACH MICHAEL PATRICK KEANE TYLER PATRICK KEANE JAMIE L KEARL NICHOLAS O KEARL WILLIAM RUSSELL KEARL BYRON MUTIC KEARNEY HARRY CLINTON KEATTS III RYAN PATRICK KECK BRENDON KEDDY CRAIG W KEDWARD
ALEX T KEEFE AUSTIN T KEEFE JASON MICHAEL KEEFE MARK CHRISTOPHER KEEFE JASON KEEFER PATRICK D KEEGAN WALTER H KEELER JR MEGAN KRISTEN KEELEY TROY KEELEY DUSTIN LEE KEELING JANET MICHELLE KEELING JIM M KEELS JR FRANKLIN R KEEN
JAMES CHAD KEEN PETER KEEN RANDALL DEWAYNE KEEN ZACHARY JOSEPH KEEN JEFFREY H KEENAN AARON K KEENE PATRICK D KEENE COLTON KEENER HEATH L KEENER JESSICA L KEENER CHRISTOPHER KEENEY WESTON KEENUM GARY N KEES JESSE TYLER KEES
KYLE S KEES KATHLEEN R KEESEE JEFFERY E KEFFER DAVID A KEGEL LEVI KEGLEY JAMES ERIC KEHLEY BRENT KEHOE CHRISTIAN KEHOE HAYDEN KEHOE ROBIN KEHOE JORDAN W KEIGHTLEY RENEE E KEILMANN STEPHEN D KEIM DALE KEISTER ALISA D KEITH
DONALD LEE KEITH GARRETT KEITH JAMIE KEITH JEREMY DWAYNE KEITH JOSEPH KEITH MEGAN NICOLE KEITH ROBERT JOSEPH KEITH RODNEY KEITH MICHAEL C KEITHLY PONO T KEKUA BRADLEY T KELBERLAU DUSTIN TAVIS KELDERMAN IVAN KELENC WADE KAULANA KELIIKIPI
CARROL L KELLAHAN JR GARY EUGENE KELLEMS AMBRIANNA LYNN KELLER BLAKE KELLER BRANDON KELLER BRIAN M KELLER GREGORY DEAN KELLER HANNAH KELLER JULIE A KELLER MICHAEL D KELLER MICHAEL R KELLER NICHOLAS WAYNE KELLER RANDY KELLER
REECE LOGAN KELLER SCOTT CHRISTOPHER KELLER SETH KELLER TROY JAMES KELLER TROY L KELLER TY DOUGLAS KELLER VANDIVER WILLIAM KELLER II ZACKERY SHANE KELLER JARRED ALAN KELLETT MICHAEL KELLETT TIMOTHY W KELLETT ANTHONY FITZGERALD KELLEY
CHRISTOPHER KELLEY DOUGLAS PALMER KELLEY ELMER G KELLEY JR JASON B KELLEY KEENAN MARCELLUS KELLEY KEVIN M KELLEY KYLE L KELLEY LESLIE C KELLEY MICHAEL JOSEPH KELLEY II RANDALL G KELLEY TAMMY C KELLEY TODD L KELLEY CAYSEN MICHAEL KELLIHER
ERIC M KELLOGG BRADEN KELLY BYRON KELLY CAITLIN KELLY CALEB RAY KELLY CHRISTOPHER R KELLY CURTIS R KELLY DALTON C KELLY DAVID BENJAMIN KELLY DEMACION S KELLY JARROD D KELLY JASON KELLY JEFFERY WAYNE KELLY JOSHUA GARRET KELLY
LANDON ALLAN KELLY MICHAEL E KELLY MICHAEL J KELLY PATRICK KELLY REBECCA M KELLY ROBERT KELLY SHANE HUNTER KELLY SHAUN KELLY THOMAS W KELSEY WAYNE KELSHEIMER BRIAN KELSKEY HUNTER C KELSOE COBY RAY KELTON SUNTARO KEM
HAYLEY COGHLAN KEMMERLIN AARON KEMP ALAN L KEMP ALEX MILTON KEMP BENJAMIN H KEMP DERRICK L KEMP MICHAEL JACOB KEMP NATHAN KEMP PATRICIA L KEMP TYLER A KEMP BRENDON S KEMPER DWIGHT C KEMPER LOGAN C KEMPER WILLIS C KEMPER
THEODORE J KEMPF BLAKE DANIEL KEMPLE SHARA HUGHES KEMPSTER DUSTEN R KENDALL DYLAN ROBERT KENDALL RUSSELL KENDALL DONALD J KENDEL JEFFREY STEPHEN KENDERDINE DANIEL R KENDRICK SHAWN BRADLEY KENDRICK VANCE C KENDRICK ERIC J KENKEL
ADAM DEE KENNEDY BRIAN CHASE KENNEDY BRIAN M KENNEDY CHARLES A KENNEDY CHASE MCMILLARD KENNEDY GARY G KENNEDY JAMES A KENNEDY JAMES L KENNEDY JESSE JAMES KENNEDY JR JESSE LEE KENNEDY JOHN C KENNEDY JR JORDAN J KENNEDY
JOSEPH ALVIN KENNEDY JOSHUA KENNEDY JUSTIN B KENNEDY KYLE WAYNE KENNEDY LAURIE BALLARD KENNEDY LEON STANDFORD KENNEDY MATTHEW GREER KENNEDY SEAN THOMAS KENNEDY STALEY MICHELE KENNEDY TIM KENNEDY EMILY FAITH KENNELL
BRIAN KENNELLY CHARLES BOYD KENNEMORE DANE KENNEY WILLY KENNEY GENE A KENNON JEFF KENNON JOHN B KENNON LORENZO J KENNON CHRISTOPHER RAY KENNY ROBERT KENNY JUSTIN ERVIN KENT NEWLIN LANCE KENT WHITNEY NICOLE KENT
WILLIAM KRIS KENT XANDER LEWIS KENT ROSALIND D KENTON GENEVIEVE KENYON ROBERT M KEPHART ALEX NEIL KERBY CHRISTINE MICHELLE KERBY PETER W KERCE DONALD E KERCHEVAL JR THOMAS PATRICK KERIVAN JOSEF KERKAI ANDREW S KERN DANIEL KERN
DANIEL KERN JOSHUA RAY KERNS WILLIAM E KERNS KEELEY STEELE KERR LANDAN PHILLIP KERR WADE KERR AARON M KERSEY BRIAN KEITH KERSEY JUSTIN KERSEY TONNY RAY KERSEY LUCAS KERSLAKE RICHARD KERSTEN WILLIAM GERALD KERSTEN DAVID A KERSTING
ALEC JAMES KESLING NOLAN TIMOTHY KESSEL RONALD K KESSEL JR TIMOTHY ERIK KESSEL ADAM CHRISTIAN KESSINGER BRIAN JOHN KESSLER BRIAN K KESSLER COREY JAMES KESSLER CURTIS ALLEN KESSLER JR KORI R KESSLER MICHAEL S KESSLER OLIVIA DARAL KESSLER
RIAN J KESSLER SHAWN W KESSLER SHELBY FAITH KESSLER TROY MARVIN KESSLER JUSTIN B KESTING KEITH PAUL KESTING NICHOLAS C KETCHAM CURTIS KETCHMARK AMANDA MARIE KETCHUM MACEY R KETTELKAMP BRADLEY M KETTERER ANTHONY D KETTLESON
MICHAEL KETTLEY HITESHKUMAR KAMLESHBHAI KEWALRAMANI DAVID R KEY JON B KEY TERRANCE TYRELLE KEYES TIMOTHY ALEXANDER KEYES TRISTEN J KEYES TYSON J KEYES CODY R KEYLARD CRAIG WILLIAM KEYS JUSTIN DEL KEYS TIMOTHY KEYS CHAD MICHAEL KEYT
MONTGOMERY K KEYT RYAN KHABBAZI ALI KHAJEHEI SHAHROUZ KHAJEHMOLAEI FAREED KHAN ISHMAEL KHAN KEVIN KHAN MOHAMMAD T KHAN MOHAMMED KHAN NABEEL KHAN QASIM HASSAN KHAN QAYS KHAN SALISHA KHAN TAHA FAZAL KHAN TALHA KHAN
ZAHEER KHAN SAMPADA KHARBAS-KURTZ DAVID KHAY AMER M KHDAIR SOLOMON Y KHDAIR KYAW H KHINE ZOSSIA KHORSEEVA BENJAMIN KIBLER TIMOTHY KIBLER JASON D KIBORT ROBERT ALLEN KICK ANTRELL KIDD CHRISTOPHER RYAN KIDD JON A KIDD
JONATHAN P KIDD MATTHEW KIDD ROBERT KIDD BRIAN A KIDWELL NICHOLAS KIDWELL VICTORIA KIDWELL DAVID W KIEFF KEVIN W KIEL KRAIG A KIEL MICHAEL W KIEPKE SHAWN THOMAS KIERNAN JAKE S KIESEL JOHN S KIESEL TREVIS KIFER BRADLEY D KIGER
KARISSA DONIELLE KIGHT KAYLA DAWN KIGHT SAMUEL LOUIE KIGHT JR MALISSA A KILBER DANIEL Z KILBORN KYLE KILBOURN LANCE A KILBREATH STEPHEN KILBRETH BERNARD T KILCULLEN ANTHONY BRYAN KILGORE BRADLEY S KILGORE MARCUS HUNTER KILGORE
NOLAN WAYNE KILGORE SHEILA KILGORE MICHAEL SHANE KILLGO NOLAN JAMES KILLINGSWORTH COLTON KILMER MELISSA KAY KILPATRIC KATHRYN M KILPATRICK RILEY SCOTT KILPATRICK TYLER J KILPATRICK RANDY KILROY JOSEPH KIM MATTHEW KIM STACY L KIM
GREGORY A KIMBAL JEAN E KIMBALL JEFFREY S KIMBALL SABASTIAN N KIMBERLIN JORDAN KIMBRO MICHAEL KYLE KIMBRO BRENDA KIMMEL CLIFFORD E KIMPEL JEREMY L KIMPEL TYLER LAWRENCE KIMPEL CLARK ANDREW KINARD JOHN FREDRICK KINAS
CLIFTON R KINCAID DAVID J KINCAID DAVID N KINCAID JR GEORGE LUCIAN KINCAID III KALEB KINCAID CHRISTOPHER KINDER LEONARD L KINDS MICHAEL KINDSWATER AARON ROBERT KING ALEXANDER RAY KING BEAU AUSTIN KING BENJAMIN KING BO KING
BRADLEY D KING BRUCE L KING CARLOS DURRELL KING CHAD KING CHRISTOPHER J KING CLARENCE R KING DANNY JOE KING DARRELL JEREMIAH KING DARYL C KING DAVID KEITH KING DENISE O KING DONNA M KING EDWIN D KING HOWARD WILLIAM KING JACK E KING
JAMES KING JR JAMES R KING JENNIFER A KING JEROME KING JOEL VANIAH ANTHONY KING JOHN S KING JOSEPH KING JUSTIN BRENT KING JUSTIN LEE KING KRISTY KING LIZ KING MARK LEE KING MASON T KING MICHAEL J KING MICHAEL J KING MICHAEL K KING
MICHAEL SEAN KING MICHAEL THOMAS KING MICHAEL W KING MIKE A KING NATHANIEL JOSEPH KING NYREE D KING PATRICK J KING RANDY HOWARD KING RENRICK GARNET KING RICHARD B KING ROBERT KING SAMMUEL CLAYTON KING SCOTTIE KING SHAWNA DIANE KING
SHONDEL S KING VANESSA KING WENDEL KING III WILLIAM JEFFERIES KING HENRY ALAN KING JR TRAVIS KING-CYRENNE JUSTIN D KINGERY CHAD ALAN KINGHAM WILLIAM W KINGSBERY SARA KINGSBURY MICHAEL S KINKADE BRADLEY A KINKEAD AUSTIN LEE KINLAW
JUSTIN LEE KINLAW JOSHUA KINLER PAUL D KINMAN KELLEY J KINNAIRD GARY P KINNETT GREGORY WAYNE KINNEY HAROLD JOHN KINNEY JENNIFER KINNEY JOSEPH KINNEY STEPHEN KINNEY JOHN M KINSELLA KERRY L KINSER BRANDON C KINSEY DAVID L KINSEY
ROY KINSEY RYAN J KINSMAN JOHN J KINTER BRANDEN KIPER MARK D KIPP CHRISTOPHER SHANE KIRBY COREY KIRBY KERRI J KIRBY KIMBERLY M KIRBY KRISTOPHER RICHARD KIRBY MITCHELL M KIRBY ROBERT W KIRBY ROBERT CHAD KIRBY ZACHARY LOGAN KIRBY
ZACHARY JOSEPH KIRCHHOFF JOSEPH HENRY KIRCHNER ALEKSANDR A KIRILLOV BRETT ALAN KIRK HAYDEN SCOTT KIRK HENRY N KIRK JR JAMES FREDERICK KIRK SHANE M KIRK SHANE WELDON KIRK THOMAS JEREMIAH KIRK TIMOTHY R KIRK TIMOTHY RAY KIRK II
VICTORIA L KIRK WILLIAM T KIRK MICHAEL K KIRKENDALL AUSTIN LEE KIRKLAND BRIDGET ANTOINETTE KIRKLAND JUSTIN THOMAS KIRKLAND NATHAN W KIRKLEY THOMAS DOUGLAS KIRKLEY ANDREA M KIRKPATRICK DAVID L KIRKPATRICK JEROME R KIRKSEY
ROBERT E KIRKSEY KATHLEEN BURK KIRN JOSHUA G KIRSTINE SHANE M KIRSTINE LEON M KIRVEN ROBERT W KIRVEN SAMUEL KIRVEN ERIC ADAM KISELLUS WILLIAM CLINTON KISER KEEGAN J KISNER KENNETH KARL KISSNER ANTHONY J KIST KATHERINE ELIZABETH KISTLER
PRESTON LANE KITCHENS RODNEY KITCHENS RONALD D KITCHENS SAMUEL CHASE KITCHENS TERRY W KITE KENNETH W KITSMILLER MYLES KITSON GREGORY C KITTEL DREW L KITTERMAN RYAN J KITTS BRIAN M KITZMILLER JAKOB T KITZMILLER ROBERT AARON KITZMILLER
JASON K KIZZIAH OMER KLAEN WILLIAM KLAGES MICHAEL KLASSEN RYAN JAMES KLASSEN JUSTIN A KLEBBA KEITH MARVIN KLEENSANG ANGELA L KLEIN ASHLEY KLEIN CHRISTOPHER M KLEIN DOUGLAS S KLEIN MONTE L KLEINE BEVERLY ANNE KLEINHENZ
MICHAEL D KLEINSCHMIT DAVID DOUGLAS KLEMINSKY JAMES KLEMP SHAWN KLEPPER JUSTIN KC KLEVEN JEFFERY KLIMCZAK JESSICA RUTH KLIMEK VALERIY KLIMOVICH BRICE ANDREW KLINE DANIEL L KLINE HUNTER W KLINE JEFFREY SEAN KLINE MELISSA D KLINE
RICHARD E KLINE JOSEPH J KLING JUSTIN KLING KEVIN D KLING JAMES BRADLEY KLINGENSMITH ARTHUR KLIPPLE BRON P KLIPPLE ADAM KLOPFENSTEIN JUDE PHILLIP KLOPP MARK J KLOS BRANDON J KLUG DEBORAH S KLUG CHAZZ ISAAC KNALLS AMANDA M KNAPP
BENJAMIN A KNAPP CHRISTOPHER JAMES KNAPP ETHAN M KNAPP GREGORY KNAPP KYLE T KNAPP MICHAEL J KNAPP ROBERT R KNAPP TIMOTHY KNAPP CYNTHIA KNECHT SHAUN P KNECHT ASHLEY MORGAN KNEIFL JENNIFER L KNEIFL SIDNEY J KNEIFL CHESTER R KNELL
TROY KNELSON COLBY A KNERR BRIAN M KNICHEL EMILY ANNE KNICHEL ANGIE KNICKMEIER MATTHEW P KNIEVEL MATTHEW T KNIEVEL BENJAMIN C KNIGHT CHANCE DILLAN KNIGHT DAVID B KNIGHT ERIN M KNIGHT JAMES W KNIGHT JONATHON KNIGHT JUSTIN LARRY KNIGHT
JUSTIN TYLER KNIGHT KENNETH C KNIGHT KENNETH P KNIGHT MATTHEW EDWARD KNIGHT MICHAEL J KNIGHT MORGAN NEANDREW KNIGHT PAULA W KNIGHT ROBERT LEE KNIGHT II ROY A KNIGHT JR TED A KNIGHT TITUS JOEL KNIGHT WILLIAM KNIGHT
WILLIAM ROBERT KNIGHT JR ZACHARY M KNIGHT BRITTNEY SADE KNIGHTON PAUL KNIPE TECK KNIPE PHILLIP D KNISELY DAVID S KNISLEY GENE T KNOBLAUCH PATRICK J KNOLL RICHARD W KNOLL MICHAEL BRADLEY KNOLTON AUSTIN KNORR BRANDON KNOTT
BRYAN T KNOTTS CODY J KNOTTS COREY LEE KNOTTS LOUIS R KNOTTS CURTIS KNOWLES TRAVIS KNOWLES JAMES KNOX KENT KNOX TREVOR KNOX RYAN A KNOYLE LANCE GENE KNUCKLES GARY A KNUDSEN ROCHELLE LEE KNUDSEN KANDI FAWN KNUPP LEVI CLAY KNUPP
GERALD D KNUTH JEREMY D KNUTH ANA MARIE KO CARLITO KO JR ADAM EDWARD KOCH ANTON KOCH DAVID KOCH JARED KOCH JEFFERY J KOCH KEVIN OWEN KOCH ROBERT G KOCH SAMUEL ALEXANDER KOCH JOSHUA KOCHAN BRADLEY C KOCHER MICHAEL A KOCHERT
JAY W KOCON TAMERA J KOEGLER-VAUGHAN JEREMY L KOEHLER KYLE W KOEHLER NEAL W KOEHLER SETH WILSON KOEHLER KEVIN J KOELBL JACOB BRUCE KOELE JOSHUA J KOEPKE CHRISTOPHER KOEPPEN ROBERT KOERNER ROGER A KOERTING MICHAEL A KOESTER
CHRISTOPHER KOFAHL BENJAMIN KOHL COLLEEN BREANA KOHL SARAH E KOHLER BENJAMIN RAY KOHLES TYSON KOHLLEPPEL IVAN B KOHUT JACOB KOHUT AUSTIN KOILE OLUWATOBI KOLAPO BRANDON KOLB CY CLARK KOLLAR WILLIAM A KOLLER METKA E KOLM
ROBERT D KOLTERMAN DANIEL R KOMAR CARL KONES JR CARL KONES SR KYLE EDWARD KONG ALLEN J KONIECZNY PETE KONING SERGII KONOVALOV KYLE JOSEPH KONTOR KYLE J KONZ JUSTIN KOOLHOVEN JOHN D KOONCE SAMMY KOONS CAROLYN KOONTS
KIMBERLY R KOONTZ CATHERINE L KOPEJTKA KENNETH FREDRICK KOPP ROBERT D KOPPEN JOHN PAUL KOPRUCKI ALCINDA KORDECKI JOSEPH KORIENEK BRANDON E KORNEGAY DOUGLAS KORNELSEN MARCUS KORTAN DAVID P KORTE LOUIS A KORTH MEAGAN L KORTH
NICHOLAS H KORTH MARIUSZ KOSALKA KEVIN S KOSCH NOLAN THOMAS KOSCH FAITH JEBET KOSGEI KENNETH KOSINSKI BENJAMIN DANIEL KOSLER MICHAEL J KOSLOSKY STAS C KOSNIK BRIAN KEITH KOSOLA MELANIE M KOSTELNIK JERRY KOSTIUK MAX KOSTOFF
JASON KOSTYSHYN CORY KOT ROXANN E KOTCHKOE SANJAY MANOHAR KOTHARI DANIEL J KOTOWSKI JUSTIN M KOTTKAMP PETRUS FACHULYN KOTZE BRIAN F KOTZIAN DANIELLE DORITA MAHALA KOTZIAN ANDREW S KOVACS DANIEL P KOVAL JONATHAN M KOVALCHICK
JASON D KOVERMAN CHRISTOPHER MICHAEL KOVSCEK HAYDEN ALEXANDER KOWALCHUK LARRY KOWALKOWSKI DEREK T KOWALSKI SHAWN KOWALSKI ERIC M KOWALSKY CHAD MICHAEL KOYLE NICK ALEXANDER KOZAK REBECCA L KOZIOL JOHN ADAM KOZLOSKI
DMYTRO M KRABEL COLBY PAUL KRAEMER HUNTER JAMES KRAEMER SETH JOSEPH KRAEMER ERIC L KRAEUTLE DAVID WAYNE KRAFT MICHAEL J KRAFT TAYLOR MATTHEW KRAFT AGATA KRAHEL JACOB C KRALL COREY D KRAMER JOSHUA KRAMER QUINCY LEWIS KRAMER
SANDRA KRAMER ROBERT KRASNIEWSKI ERIC MICHAEL KRASNOW JARED KRAUS KRYSTAL R KRAUS CAROLYN KRAUSE CHRISTOPHER ROBERT KRAUSE RANDALL C KRAUSE ROBERT G KRAWIEC JR NIKOLAS D KRAYCH DARYL J KREBS MARK A KRECH JOSH S KREDIT-PHELPS
DONALD GREG KREIDER JR DONALD GREG KREIDER SR NICHOLAS R KREIKEMEIER ZACHERY KREISS MONTE L KREMLACEK THOMAS FRANCIS KRENEK RYAN S KRESGE MCKENZIE MARIE KRICH ALEKSANDRA KRICKOVIC PHILLIP A KRIDER DAVID MICHAEL KRIDNER
MICHAEL T KRIDNER JACOB D KRIENERT ZACHARY P KRIENERT KATHLEEN KRIKORIAN-DAMEN MARY KRISELL NITHISH KRISHNAKUMAR EZHILARASAN KRISHNAN NIRANJAN KRISHNAN VARUN R KRISNAN KLAUS KRISTIANSEN ALDIN KRIVIC ASMIR KRIVIC DINO KRIVIC
VAHIDIN KRIVIC TESSA KAY KRIZ MITCHELL RYAN KRIZMAN MICHAEL BERNARD KROEGER ERIC H KROHN ASHLEY A KROLL ERIK KROLL JASON J KROLL RICHARD WALTER KROLL JERALD S KROMER RANDALL S KROPF KATELYNN MARIE KROUT LIAM KROUTIL
RICHARD J KRUCHTEN ADAM T KRUEGER CHRISTOPHER ALAN KRUEGER DIANA L KRUEGER DOUGLAS A KRUEGER JOSIAH DAVID KRUEGER MELISSA J KRUEGER NATE DOUGLAS KRUEGER STEVEN T KRUEGER WILLIAM DEAN KRUEGER ARIC A KRUGER JONATHAN KRUGER
KRISTY R KRULIK CODY ALLEN KRUMLAUF TAD A KRUMLAUF GARY R KRUMPELMAN KEVIN B KRUMVIEDA RYSZARD KRUPA JUSTIN R KRUSE SHANNON E KRUSE TIMOTHY M KRUSE HENRY R KRUSEC TAYLOR ELISE KRUSEMARK TONY E KRUSEMARK JESSICCA LYNNE KRYSOWATY
MARC CHRISTOPHER KUBAS KALE WILLIAM KUCERA MAX MYRON KUCERA DENNIS KUCHER GREGORY A KUEBRICH JASON NEAL KUEHLEM JR TERRY J KUEHLER DAVE M KUELTZO CHRISTOPHER M KUESTER PATRICK M KUFFEL ANDREW G KUHN MARK M KUKIELA
AVDO KUKULJICIC AUSTIN JAMES KUKULSKI MICHAEL ALEXANDER KULIFAY CANDACE KULLMAN MICHAEL KUMAPLEY ABHISHEK KUMAR NAVEEN KUMAR PRADEEP KUMAR VIJAYA KUMAR PRADEEP K KUMAR R GOKUL K KUMAR T ALYSSA KUMFER SALLY ANNETTE KUMMER
ANDREW KUNDRAT VAMSEE KRISHNA KUNDURTHI WILLIAM P KUNERT STEVEN WAYNE KUNIMURA HALEY KAY KUNKEL TYLER J KUNKEL ETHAN M KUNKLE MICHAEL R KUNKLE CHARLES KUNO JACOB ALFRED KUNZ JASON K KUNZMAN JOANNE KUPECKI ANASTASIYA KURHANAVA
KIRSTIN KURILLA KELLY J KURISU BRYAN M KURLIAK BRIAN E KURNAT CORY MATTHEW KURTZ PHILIP D KURTZ ROBERT J KURTZ ADRIENNE M KUSEK ADAM R KUSHNER SHEILA KUSS IAN ANDREW KUSTAFIK CATHERINE KUSZCZAK ANTHONY J KUTA WILLIAM E KUTCHELL JR
KRIS KUTTERER KEVIN KRISTOPHER KUTZ STEVEN KUTZ DANIEL P KUZMINSKI ERIC KVIEN CAMERON THOMAS KWIECIAK IAN KYAZZE JOEY MATTHEW KYKER WALTER C KYLANDER III BRODY LANE KYLE JOSEPH DALE KYLES RICK P KYRISS BRIAN A KYROUAC
DARREN MICKY KYSER SR AKO LA ROSA JULIO LA ROSA LEONARDO AGUSTIN LABASTIDA CHAVEZ LASZLO L LABBANCZ SCOTT P LABBE GHISLAIN LABERGE JACK LABIB JOSHUA LABIGNAN MATTHEW C LABISHAK CHARLES LABONTE JEAN LABONTE JOSE M LABOY
RODRIGO LABRADO KURTIS LABRANCHE LEVI LABRASCEUR JONATHAN LABRECQUE PAUL LABRIOLA JOHN K LACANNE CHRISTOPHER S LACAVA KIMBERLY E LACER KODY DANE LACER CHRISTOPHER S LACEY LAUREN RAKES LACEY STEVEN MICHAEL LACEY TROY L LACEY
CHRISTOPHER SHANE LACEY JR JERZY A LACH RAZVAN LACHE BRANDON W LACK JASON ALLEN LACK JORDAN LACK JOSHUA ALLEN LACK MICHAEL K LACK MICHAEL KEITH LACK III SHAWNA TAYLOR LACKEY HUNTER JACOB LACKS STEPHANE LACROIX JACOB LUCAS LACY
SETH ALAN LACY JOSHUA LADEN CHRISTOPHER JOSEPH LADNER LINDSAY LADSON DAVID NATHANIEL LAFAVE WILLIAM R LAFFOON JR DEVIN ALAN LAFINE LOGAN LAFLAIR CHRISTOPHER A LAFLEUR JOSHUA LAFLEUR KARL J LAFOND SEBASTIEN LAFONTAINE
LAWRENCE JOSEPH LAFOUNTAIN II ALBERT LEO THOMPSON LAFRENIERE JEFFREY M LAGACY ELIZABETH RAMOS LAGOS JAMES M LAGRANGE KENJI SUETSUGU LAGRANGE PAUL MICHAEL LAGRANGE MICHAEL LEE LAGREE AARON TODD LAGRONE BLAKE ALEXANDER LAGRONE
CHRISTOPHER DAVID LAGROW DOMINICK JOHN LAGRUTTA JR MARCELINO LAGUARDIA NICHOLAS LAHEY BRANDON LEE LAHMEYER TRACEY A LAHR WINKY WAN KEI LAI RAYMOND A LAING MARTIN LAJOIE ALEXANDER LAKE DOUGLAS LAKE MASON LEE LAKE RACHEL JANE LAKE
JOSEPH MICHAEL LAKEBERG STEPHEN LAKING KOKILA LAKSHMANAN V TRAVAS B LALA SHARON LALANDA ANDY LALCHAN ROOKMINEE LALL GRANT LALONDE MARC LALONDE PATRICK LALONDE TAYLOR LALONDE STEPHANIE NICOLE LALONE SHOBIA LALOO AMBER D LAMAR
JENNIFER C LAMAR MATTHEW D LAMAR RODOLFO LAMAS CORTEZ BRAD E LAMB CHRISTOPHER EDWARD LAMB DALLEN JUSTIN LAMB JACOB H LAMB JAMES ARTHUR LAMB JARAD A LAMB JUSTIN LAMB MARTY ALLEN LAMB MICHAEL WAYNE LAMB SAMANTHA JO LAMB
STEPHEN P LAMB ZACHARY A LAMB ALBERT E LAMBERT ALBERT G LAMBERT ARTHUR B LAMBERT JR BRANTON ANTHONY LAMBERT DANIEL LEE LAMBERT JACOB I LAMBERT JOSHUA M LAMBERT JUSTEN R LAMBERT LEE A LAMBERT LOWELL D LAMBERT MIKE ALLEN LAMBERT
ROY LEE LAMBERT SETH TRACY LAMBERT TERRY A LAMBERT TIMOTHY E LAMBERT JR JOY A LAMBERT-BRADLEY RYAN LAMBORN GRANT CARTER LAMBRECHT KYLE STEVEN LAMBRIGHT RALPH S LAMBRIGHT CHARLES C LAME DAVID RAY LAME HALEN LAMEY CHRISTOPHER P LAMIE
DUSTIN M LAMKIN TYLER RAY LAMKIN DYLAN J LAMM JADEN WAYNE LAMMERS MARK V LAMPE PAULA F LAMPE JAMES W LAMPHERE IV ROBERT R LAMPHIEAR JOSIE LAMPKIN KYLE D LAMPRECHT MEHDI LAMSIKA KARI ANN LAMUNION CHAD EVERETTE LANCASTER
DEAN ELLIOTT LANCASTER II GWENDOLYN RUTH LANCASTER JOHN EARL LANCASTER JR MARK J LANCASTER THOMAS A LANCASTER JENNIFER LANCE SAMUEL D LANCE CARMINE LANCIA DUSTIN RAY LAND REX M LAND ALFREDO LANDA DUSTIN E LANDANGER
MICHAEL RICHARD LANDER JESUS ANTONIO LANDIN SHELLEY LANDIS MATTHEW E LANDON AMOS WHEELER LANDRUM CORBIN JAMES LANDRUM CORY S LANDRY JAMES E LANDRY JOSEPH LANDRY KEVIN LANDRY RONALD L LANDRY TERRELL LANDRY TUCKER KNOTTS LANDRY
ALLAN LANE AMBER L LANE CHRISTOPHER LANE DANIEL KEITH LANE HUNTER JAMES LANE JAKE STANLEY LANE JARET TYLER LANE JASON SCOTT LANE JEFF LANE KEITH LANE LAWSON LEE LANE LIZZIE EIRBY LANE MARK A LANE ROBERT L LANE RONALD L LANE
RUSSELL LANE RYAN LANE SHAWN W LANE LOGAN WAYNE LANEY ROBERT J LANEY EDY LANFUR CARLA M LANG CHRISTOPHER J LANG HOMER T LANG JASON LEWIS LANG JEFF P LANG MARCUS B LANG MATTHEW LANG SABRINA S LANG JOSHUA JAMES LANGDON
DONALD L LANGE MICHAEL WAYNE LANGE DARRELL K LANGELIA DARRYL J LANGELLIER SHAWN P LANGEMEIER COLBY C LANGENBERG JUSTIN LANGHAM MATTHEW B LANGHAM TREVOR LANGHORST RICHELLE GAYLE LANGIT JAMES T LANGLEY LORA C LANGLEY
MATTHEW A LANGLEY MICHAEL L LANGLEY SPENCER HAYES LANGLEY LAURA LANGORD DAVID R LANGSDALE CHARLIE GLENN LANGSTON CHASE BRANDON LANGSTON EVAN MICHAEL LANGSTON HUNTER BRYTON LANGSTON JEFFREY G LANGSTON JUSTIN MATTHEW LANGSTON
LARRY JUNIOR LANGSTON II THOMAS DAVID LANGSTON III TRACY L LANGSTON DARIAN R LANHAM KAYDEN LANHAM WILLIAM K LANHAM III GAVIN KYLE LANIER SAMUEL LANIER SCOTT J LANIER CHARLES S LANKFORD DAVID C LANKFORD RICHARD J LANMAN
SCOTT J LANMAN PATRICK V LANNI KYLE LEE LANNING JONATHAN LANOUX BRIAN J LANPHEAR HEAVEN MARIE LANSDELL CHARLES JESSE LANT GINO LANTEIGNE JEAN-MARIE LANTEIGNE SAMANTHA J LAPATO COLE THOMAS LAPINE LUC LAPLANTE PASCAL LAPLANTE
BRYAN GILBERT LAPOINT ROBERT LAPOINTE RICHARD A LAPORTE SANDRA LEA LAPPAS BRIAN S LAPPIN ANTHONY LAPRADD EDGAR D LARA EPIMENIO M LARA JOHNATHAN SEAN LARA SR JOSE RAFAEL LARA DOMINGUEZ RON C LARAMIE JOHN D LARGE SHELTON LANE LARGENT
TRACER LANE LARGENT ERIK D LARIOS JOSE ALFREDO LARIOS WILLIAM LARIVIERE GREGORY LARK LORING MICHAEL-LEE LARKAN AMBER LEEANN LARKIN ERIC D LARMORE NATHANIEL LARMORE MIKE LAROCQUE STEPHEN LAROQUE JONATHAN MISSAEL ANDRADE LARRAINZAR
DEON G LARSEN GARY LARSEN JERAD J LARSEN NATHANIEL G LARSEN TAYLOR DANIEL LOIHI'KAPONO LARSEN TAYLOR RICHARD LARSEN VANCE LARSEN KEVIN D LARSH BRIAN LEE LARSON BRIANNA LANE LARSON CODY J LARSON CRAIG J LARSON DANIEL ERIC LARSON
JAMES L LARSON JARID MICHEAL LARSON JEFFREY LARSON TERRY D LARSON DAVIE LARTIGUE CHRISTOPHER SHANE LARUE LONNIE K LARUE TUCKER WADE LARUE WESTON R LARUE-HARGROVE GARTH W LARWIN PATRICIA LASCUT KORBIN LANE LASH BRADY LASKOWSKI

AMBER NICOLE LASLEY BRITTANY CELESTE LASLEY DENNIS JAMES LASLEY JOSEPH WILLIAM LASSER ANDRE LASSITER GREGORY DEAN LASSITER LEROY LASSITER TYLER BRIAN LASSITER TYLER L LAST RANDY LYNN LASTER ROUSNING DAVID LASTRA PANDARES SR
ALEXANDRA MAXINE MAE LASWELL TIFFANY J LASWELL ADRIAN LATCHMAN SARAH J LATHAM WALTER SCOTT LATHAM SHANE MICHAEL LATHEY ANDREW K LATHROM JEFFREY D LATHROM MICHAEL A LATIOLAIS TYLER LATTA JOSHUA A LATTERELL JAKESON LAU
KEITH MICHAEL LAUDANO SHAWN M LAUDANO AMY L LAUER BRANDON SCOTT LAUER KENNA LAUGER CHRIS L LAUGHLIN CHRISTINA LYNN LAUGHLIN LEO LEMUEL LAUGHLIN III SIDNEY GRACE LAUGHNER CHRISTOPHER J LAUGHTER JAIME LAUREANO RODRIGUEZ
ALEC TANNER LAURENTI SCOTT LAURENTI SYDNEY ELIZABETH LAURENTI GARY LAURIN DAVID EUGENE LAURITSON MORGAN M LAUTERBACH GREGORY A LAUX JOSEPH A LAUZON LAWRENCE LAUZON MICHELLE LAUZON CLAUDE LAVALLEE DAMIAN LAVALLEE
FLOYD W LAVALLEE SEAN KENNY LAVALLEE TODD M LAVALLEY KELSEY W LAVICKA NATHAN LAVIGNE DREW EDWARD LAVOIE TYLER JOHN LAVOIE ANDREW TYLER LAW CHRISTOPHER M LAW CHARLES R LAWHON HERMAN ONEIL LAWHON III MICHAEL T LAWHON
SETH JACOB LAWHON TANNER DEAN LAWING GEORGE LAWLER TESSA MARIE LAWLER BOB LAWLESS JEREMY LIVINGSTON LAWLESS JOSEPH C LAWLESS JUSTIN EDWARD LAWLESS TIMOTHY WADE LAWLESS MEGAN BROOKE LAWN ANTOINE LAWRENCE BRAD A LAWRENCE
BRADY T LAWRENCE BRYCESON LAWRENCE CHARLES D LAWRENCE DEVAN A LAWRENCE JARON O LAWRENCE JASON LAWRENCE JENNALEE LAWRENCE LOGAN CHRISTOPHER LAWRENCE MARLON LAWRENCE MATTHEW JAMES LAWRENCE QUENTIN A LAWRENCE
ROBERT E LAWRENCE JR SANDRA LYNN LAWRENCE STEVEN COLBY LAWRENCE ZACHARY RAY LAWRENCE DREW BERNARD LAWS JUSTIN LAWSHE BILLY WAYNE LAWSON CHRISTOPHER LAWSON DANNY RENE LAWSON JR DREW A LAWSON DUSTIN SCOTT LAWSON
ELIZABETH RENEE LAWSON GUY T LAWSON JAMES BRANDON LAWSON JEREMY M LAWSON JESSICA J LAWSON MICHAEL BRYCE LAWSON MICHAEL L LAWSON NATALIE LAWSON NICHOLAS JEFFREY LAWSON SARAH E LAWSON SCOTT J LAWSON TANYA DANEAN LAWSON
TREVOR CHANCE LAWSON TYLER LAWSON ROBERT ANTHONY LAWYER JR JORDAN S LAX ANDREW A LAXTON STEPHEN D LAXTON JOHN P LAY JR JOHN ADDISON LAYCOCK DOUGLAS SPENCER LAYCOX J MICHAEL LAYDEN ALICE EMILY LAYHEW CODY LAYTON
PEDRO ENRIQUE LAZALA CAMERON DEVILLE LAZARE JOHN N LE PAUL LE SHERRIE LE GALL-SIMMONDS JEFFREY LEA JUSTIN MICHAEL LEA TYSON LEA CASSANDRA LEACH DYLAN ALEXANDER LEACH JACOB A LEACH STEVE LUKE LEACH TIMMY RANDALL LEACH
ADAM J LEADER ALLEE RENEE LEADY EMMA JAMESEN LEADY LAWRENCE LEADY DEWAYNE ALEXANDER LEAKE THOMAS C LEAKEY ANGEL LEAL CARLOS ANTONIO CERRATOS LEAL DANIEL LEAL EMMANUEL SALCEDO LEAL ERIC MICHAEL LEAL JOSE G LEAL
ARNOLDO LEAL QUINTANILLA BLAKE RYAN LEAMON SANDRA DENISE LEANOS ERIC LEAPAGA ANDREW MARK LEARY MICHAEL C LEARY ROBERT W LEARY MYLES LEAS JOHN ANDREW LEATH BRYAN THOMAS LEATHERMAN DEREK W LEATHERWOOD BRADLEY S LEAVITT
JOSEPH LEE LEAVITT V TORRICE LEAVY JARON LEBEAUF JAMES LEBISZCZAK ALLAN LEBLANC CHAD M LEBLANC LUKE LEBLANC SETH THOMAS LEBLANC ROBERT T LEBO JR DEREK LEBON EMILE LEBRETON WILLIAM R LECH JACOB LECHENETTE BUNYONG LECK
MARCEL LECLAIR RICHARD LECLAIR AARON R LECOMPTE BRANDON ONEAL LEDBETTER CAROL A LEDBETTER JEREMY ALAN LEDBETTER KEVIN S LEDBETTER RICKEY JOE LEDBETTER ZARRED J LEDBETTER KEVIN J LEDDY DAVID LEDESMA FERNANDO LEDESMA
GIOVANNI LEDESMA MANUEL GUILLERMO DAUED LEDESMA NICK GONZALES LEDESMA II TROY LEDESMA SALVADOR G LEDEZMA DONALD LEDFORD JOSEPH DANIEL LEDUC KIMBERLY LEDWELL ANDER S LEE ANDREW KINION LEE ANTONIO LEE ASHLEY B LEE AUSTIN LEE
BRADEN THOMAS LEE CADE T LEE CHARITY LEE LEE COLBY DEREK LEE COLLIN LEWIS LEE DANNY LEE DAVID LEE DESTIN JEROME LEE DOMINIQUE P LEE ERNIE LEE GLENN DERRICK LEE JR HSIEN JIM LEE HUNTER BRYAN LEE JACE LEE JACQUELINE PENNY LEE
JAMES H LEE JR JAMES RICHARD LEE JAMES RYAN LEE JARED MICHAEL LEE JASON A LEE JASON ANDREW LEE JASON R LEE JAYDEN WALKER LEE JEFFREY L LEE JERMAINE HOWARD LEE JOCELYN ROSE LEE JOHN LEE JONATHAN J LEE JOSHUA TYLER LEE JUSTIN M LEE
KOREN DANE LEE KRISTOPHUR L LEE LARRY JASON LEE LEE THOMAS LEE LIONEL LEE LOGAN TANNER LEE MARCY LEIGH LEE MATTHEW D LEE MATTHEW D LEE MATTHEW HEATH LEE MELVIN L LEE JR MICHAEL LEE MICHAEL D LEE NAQWUN KEVION LEE PETERSON LEE
PETERSON LEE RANDY C LEE RICHARD LEE RICKY JOSEPH LEE ROBERT B LEE ROBERT E LEE ROCKY NA LEE RONNIE E LEE SAMUEL CADE LEE SHANE ANDREW LEE SHANE M LEE STEPHEN A LEE TANNER J LEE TANNER SPENCER LEE TED HARRISON LEE
THOMAS J LEE JR TONY LEE TREY ASHTON LEE TROY A LEE TYLER LEE WANDA C LEE YOUNGHAN LEE MICHAEL J LEE SR SR JASON LEECH MATT D LEECH DAVID LEE LEEK TRAVIS W LEEK DAKOTA GORDON LEEPER GAVIN RYAN LEEPER SHANE LEEPER DAVID P LEET
TIMOTHY CALVIN LEFEVER ANDREW LEFFLER CAROLE LEFRANCOIS BRIAN ANTHONY LEGARTH MARCO ALEJANDRO SALDIVAR LEGASPI DEREK LEGAULT JOY CALIGAN LEGAULT-BEEDIE JASON ROWE LEGG BAILEY VANN LEGGETT BRAD DARIN LEGGETT BRIAN A LEGRAND
JAMES A LEGRAND CHARLES A LEGROS JOHN P LEHMAN JUSTIN LEHMAN LINDSAY BACHNER LEHMAN TODD LEHMAN JONATHAN LEHOUX JEFFREY LEHR MAX J LEHRMAN WAYNE R LEHRMAN CHRISTOPHER A LEIGH RODNEY LEIGH LARRY A LEIGHTLEY
ANTHONY J LEILUA CHRISTINA J LEILUA RITA A LEILUA DEREK RICHARD LEINS BETTY J LEISE WILL F LEISEY JEFFERY J LEISTER RYAN ANTHONY LEITING GUILLERMO LEIVA STEVEN RAY LEJEUNE TODD LEKEY ANDREW JOSHUA LEMAN JOSHUA L LEMAN MELANIE F LEMBO
JUSTIN G LEMIEUX LORETTA LEMKY ROBERT M LEMMING CLIFTON T LEMMON MITCHELL LEMOIGNAN LANDON BRADLEY LEMOINE CHRISTOPHER KODY LEMOND DARREN KYLE LEMONS ETHAN HUNTER LEMONS JEFFREY L LEMONS MACAULEY LYNN LEMONS
TIMOTHY S LEMONS MICHAEL GARY LEMOS ARTURO FRANCISCO GOMEZ LEMUS CHRISTIAN LEMUS JACLYN ANN LEMUS JOSE DE JESUS ORTEGA LEMUS NESTOR LEMUS JR JORGE MARIO LEMUS POLANCO MARCUS DEWAYNE LENARD LISA LENDZIAN JASON J LENGACHER
STEVEN D LENNARTZ JEREMY LENNON MARC LENNON STEPHEN D LENOIR HEATHER LENOX THEUNIS J LENSLEY AARON S LENTZ SANDRA M LENTZ SARAH IRENE LENTZ STEVE LENTZNER JAMES CLARK LENZ JAIME LEON STEVE ANTHONY LEON
ERNESTO ANTONIO LEON CASTRO JAIME NOEL LEON CUEVAS BRYAN LEONARD CHAD M LEONARD CHADWICK LEONARD CHRIS LEONARD DANIEL Z LEONARD ETHAN ROBERT LEONARD JOHNNY L LEONARD JONATHAN A LEONARD JORDYN RASHAD LEONARD
JOSEPH F LEONARD MICHAEL ZACHARY LEONARD PHILIP JOSEPH LEONARD ROBERT JOHN LEONARD STACEY RASHAD LEONARD TIMOTHY LEONARD JAMES ANTHONY LEPINE CHRISTOPHER LEPOER MICHAEL H LEPORE JACOB P LEPPER RANDY JASON LEPRETRE JR
BRANDAN LERETTE TRAVIS SCOTT LERGNER BRYAN A LERMA KODIE ANTHONY LERMA LUIS ENRIQUE PEREZ LERMA ALEJANDRO LESA MATTHEW LESACHTER CAITLYN CANDIS LESAR AUSTIN JON LESCALLETT BLAKE WINDHAM LESESNE JESSE LESKO HANK W LESLEY
JOSHUA RAYMOND LESLIE SHANE LESLIE TIMOTHY H LESLIE MICHAEL PAUL LESSA JOEY LESSARD MARCO LESSARD DENNIS JAMES LESSIG BRUCE D LESTER CAMERON S LESTER DOUGLAS L LESTER HUNTER LANDON LESTER JESSECA LYNNE LESUER MELIDA MARIA LESURE
STEPHEN LAWRENCE LETKOWSKI JR HOLLY LYNNE LETNICH JERRI LYNN LETT ROBBY P LETT NICOLE A LEUNG BRYAN A LEVELL RYAN L LEVENCHUCK APRIL LEVERS LUC LEVESQUE ANDREA LEVI JOSHUA E LEVI STACY L LEVI VINCENT J LEVI JACOB DANIEL LEVIN
JOSHUA BRETT LEVINE KURT LEVINS VIC LEVINSKY VALENTINA LEVINSON VLADIMIR J LEVIS DALTON JAMES LEVITT JON S LEVY PAUL LEWBERG DARIAN ALLEN LEWELLEN KODY RAY LEWELLEN CHAD D LEWELLYN CHRISTOPHER LYN LEWELLYNG ADAM JAMES LEWIS
ADAM N LEWIS ALAN J LEWIS AMBER LEWIS ASHLEY BLAIRE LEWIS AUSTIN T LEWIS BARTLEY DALE LEWIS BILLY RAY LEWIS BOBBI J LEWIS BRAD E LEWIS BRYAN ANDRE LEWIS BUFORD DALE LEWIS CARL RAY LEWIS CARL T LEWIS CAUSTA D LEWIS CHARLIE W LEWIS
CHRISTOPHER J LEWIS CHRISTOPHER R LEWIS CHRISTY J LEWIS COLIN WARREN LEWIS COREY RYAN LEWIS DAKOTA SHANE LEWIS DANNIEL WADE LEWIS DAPHNE A LEWIS DARREN ALLEN LEWIS DAVID A LEWIS DAVID R LEWIS JR DEREK LEWIS EDWARD JEROME LEWIS
GARRETT LEWIS HENRY CORDELL LEWIS ISAAC W LEWIS JACOB WILLIAM LEWIS JAMES E LEWIS JESSICA MARIE LEWIS JOEL ISAAC LEWIS JOHN GEORGE LEWIS JR JOHN R LEWIS JORDAN LEWIS JOSHUA A LEWIS JOSHUA CALEB LEWIS JULIE G LEWIS
JUSTIN CHARLES LEWIS KAMAR LAUNTEZ LEWIS KATELYN MARIE LEWIS KENT LEWIS LARRY D LEWIS MADYSON LESHEA LEWIS MICHAEL D LEWIS MICHAEL J LEWIS MICHAEL R LEWIS MICHAEL W LEWIS NATHANIAL R LEWIS PAUL A LEWIS PAYTON MAVERICK LEWIS
RICKY A LEWIS ROBERT L LEWIS ROGER LANCE LEWIS SAMANTHA JEAN LEWIS SEAN J LEWIS SHANE A LEWIS SHAWN A LEWIS SHERRY LYNN LEWIS STEPHEN R LEWIS TADERIAN CARLOS LEWIS TANZANIA LEWIS THOMAS DAVID LEWIS TOBY ALLEN LEWIS
TRAVIS NATHANIEL LEWIS TREVOR ANDREW LEWIS WILLARD LEWIS WILLIAM A LEWIS WILLIAM RAY LEWIS ZACHARY LEWIS ZACHERY LEWIS TRISTAN JAMES LEWIS - HUGGINS ANNETTE DENISE LEYBA PAULA LEYTON CORAIMA LEYVA MARCO ANTONIO AGUAYO LEYVA
YOEL LEYVA ROJAS KELLY K LEZCANO MELVYN LHEUREUX ERIC LI RAM CEU LIAN PING LIANG QIMEI LIAO MICHAEL LIBBEY CHRIS LICKERS DAVID LICOT SMITH J LIDDELL JOSHUA T LIDDLE CHAD MICHAEL LIEBES BRENDAN PATRICK LIEBHART LAURA LIEBL
JASON A LIEGL HEATH A LIENEMANN TEIGAN LIES HEATHER A LIEUNGH LEISSA LUCERO LIEVANOS SAMUEL HAWKINS LIGHT SCOTT P LIGHT STUART LIGHT TYLER PAUL LIGHT GARY LIGHTNER STEVEN K LIGHTSEY BROCK MICHAEL LIKENS TIMOTHY S LIKENS
D MICHELLE LIKINS FRANCISCO LILE FRANK B LILE GENNA MARIE LILE ANTHONY JAY LILES BRIDGET RENEE LILIENSIEK DARRYL L LILIENTHAL ARNOLD G LILLARD BRANNON J LILLARD ERIC ANTHONY LILLARD WILLIAM GAGE LILLICH DAVID L LILLIE GEORGE DAREN LILLIS
MARVIN P LILLY NAKEI LADIONNE LILLY PATRICK W LILLY TERRANCE CLEVON LILLY TRAWICK D LILLY RAE L LIMERICK JOSHUA DAVID LIMES ERNESTO DANIEL PADILLA LIMON KEVIN IVAN SANDOVAL LIMON JAIME LIMON RAMIREZ DAVID SHOJI LIN ANDREW ROBERT LINCOLN
CALVIN DANIEL LINCOLN FREEMAN L LINCOLN JR SHANNON MARIE LINCOLN SHIRLEY A LIND VICTORIA LIND CARL R LINDAHL CHRISTOPHER C LINDAHL DAVID C LINDAHL BROC JAMES LINDAUER LEIF R LINDBERGH MICHAEL ALAN LINDBLOM CLIFFORD COULTON LINDEMAN
EVAN S LINDEMAN MICHAEL H LINDENMUTH DAVID RONALD LINDER DREW P LINDER ANTHONY D LINDERMAN ROBERT D LINDERMAN TYLER RYAN LINDERWELL GLENN MICHAEL LINDOW ERYCK D LINDQUIST ANTHONY WILLIAM LINDSAY ASHTON A LINDSAY
ROBERT W LINDSAY SAMANTHA JO LINDSAY TATE CHARLES LINDSAY THERON GLEN LINDSAY BRADLEY KURT LINDSEY GREGORY LINDSEY JARED LEE LINDSEY JEREMY JOEY LINDSEY JIMMIE JOSEPH DRAKE LINDSEY KAYLUB T LINDSEY KRIS M LINDSEY MICHAEL LINDSEY
RICKY T LINDSEY WESTON B LINDSEY JOHNATHAN JAMES LINDSLEY CASPER J LINDSTROM HARLEY DAVIDSON LINDSTROM JASON A LINDSTROM NED E LINDSTROM III LEE ALLEN LINEBERRY SRIDHARAN LINGAPPAN DANIEL LINGENFELTER MARK D LINGENFELTER
REBECCA SUE LINGENFELTER ALFRED WAYNE LINGO GEORGE LINGO ALEXANDRE LINHARES CODY MICHAEL LINK NIKKOL LEE LINK JESSE MATTHEW LINKER ISAAC M LINN KEVIN ELLIOTT LINN ALEX SCOTT LINTON GAGE WILLIAM LINTON JONATHAN LINTON
JRANDALL ROSS LINTON TROY GORDON LINTON WAYLON SCOTT LINTON ROSS MICHAEL LINVILLE PATRICK D LINWOOD HANNAH ALYSSA LINZAY BRIAN E LINZIE DIANE C LIONTS MATTHEW GLENN LIPHAM BENJAMIN PATRICK LIPIEC JOSEPH R LIPP MICHAEL R LIPP
CHRISTOPHER D LIPPMAN COREY S LIPPS JASON ONEAL LIPSCOMB STANLEY R LIPUT STEVEN A LIRA URIEL DE JESUS MORALES LIRA JERMEL SHARMAINE LISBON MARCY LISH PAUL FELIX LISI SHAWN LISINSKI JAN LISNYJ DANIELL LISTON MARTIN W LISTON
CHRISTOPHER LISZAK KEVIN LITALIEN KEVIN W LITER LUKE JAMES LITER RYAN K LITER CRUZ LITKE PHILLIP A LITTELL II MATTHEW C LITTERAL CALLIE D LITTLE CARLA W LITTLE CASEY S LITTLE COURTNEY R LITTLE DAKOTA BLAKE LITTLE DUSTIN AHKEEM ALHAKWON LITTLE
JERMANE KENTRAY LITTLE JOSHUA C LITTLE JOSHUA S LITTLE KODY BRANT LITTLE LARHONE JAVELL LITTLE PATRICK LITTLE RACHEL G LITTLE STEPHANIE DAWN LITTLE TIMOTHY LITTLE TIMOTHY W LITTLE TROY JASON LITTLE STEVEN LITTLECROW THOMAS C LITTLEFIELD
DALTON LEE LITTLETON DEQUINTON JEMETRI LITTLETON HELEN D LITTLETON JOHN CHRISTOPHER LITTLETON KRISTI S LITTRELL DANYL W LITUMBE JR DYLAN MICHAEL LITZENBERG SHANE S LITZENBERG STEPHANIE MAE LITZSEY CANDY MICHELLE LIVELY
COLTON RANDALL LIVELY DENNIS KEITH LIVELY JR PHILIP L LIVESAY ALEXUS DREW LIVINGSTON ASHLEY ANN LIVINGSTON CAMERON LEE LIVINGSTON CONNER ROJ LIVINGSTON JAMES B LIVINGSTON JEFFREY LIVINGSTON REID RADFORD LIVINGSTON SHARON LIVINGSTON
ABEL LIWANAG GUSTAVO LLAMAS IKER LLAMAS SAMUEL LLANOS ORLANDO LLAVORE SHANE L LLEWELLYN SHAWN E LLEWELLYN ANDREW JAMES LLOYD CHRISTOPHER QUENTIN LLOYD CODY LLOYD ELISABETH ANN LLOYD GORDON K LLOYD JACOB WADE LLOYD
JACOB WILLIAM LLOYD JAMES BRANDON LLOYD JASON B LLOYD JEFFREY MARTIN LLOYD KRISTINA LLOYD MICHAEL LLOYD MITCHELL LLOYD PATRICK W LLOYD SHERRIE MICHELLE LLOYD KANFAY LO WINGHONG LO TRAVIS GLENN LOADHOLT ERWIN LOAIZA
JACOB LEE LOBE TRAVIOUS BERNARD LOBE LOREN V LOBERG ERIC LOBO KEVIN W LOBUE REILLY LOCASCIO CHANDARA S LOCH CHRISTOPHER N LOCHMANN JACOB A LOCK PATRICK LOCK CHRISTOPHER N LOCKE TYLER LOCKE SAJADAH NYREE LOCKETT
WILLIAM E LOCKETT JR AARON LOCKHART JEFFREY A LOCKHART MICHAEL LOCKHART REGINALD EUGENE LOCKHART CALVIN LOCKLEAR JR MARSHALL W LOCKLEAR JR AMBER RENEE LOCKNEY TERRY L LOCKSHIRE CONNOR LOCKWOOD JAMES ANTHONY LOCKWOOD
RICHARD FRANCIS LODATO DAVIS M LOEN JUAN ENRIQUE LOERA RUBEN ROBLES LOERA SERGIO R LOERA MARTIN LOERA-NAVARRO BRIAN LOESING JESSE D LOEW GINA MARIE LOFLAND DEENA RENAE LOFTIES KELLY LOFTIS SPENCER JAMES LOFTIS
CHARLIE EDWARD LOFTON DEREK DONAVON LOGAN DWIGHT LOGAN II IAN COLE LOGAN KENZIE G LOGAN PARKER SCOTT LOGAN RICHARD PAUL LOGAN TANNER J LOGAN DAKOTA SKYLER LOGGAINS ROY DOUGLAS LOGGINS JR BRANDON LEE LOGSDON DWAYNE LOGSDON
ERIC M LOGSDON JEFFREY DAVID LOGSDON MATTHEW D LOGSDON ANDREW LOGUE ANGELA MARIE LOGUE CHRISTOPHER DWAYNE LOGUE MICHAEL LOGUE JAKE LOJEK JEROME E LOKKEN JR KEVIN MICHAEL LOLLAR RACHEL ELLEN LOMAN JAMES LOMAX
JOHN C LOMAX III TYRONE DEMONE LOMAX COLE PERRY LOMBARDI BRUCE CLEMENT LOMBARDO JESUS ALEJANDRO DUHAGON LOMELI LUIS ANTONIO VARGAS LOMELI HUNTER STEVEN LONDON LUCAS CORDELL LONDON MONICA MARIA LONDONO ADAM LONG
ALEXANDRA NICOLE RAMONA LONG AUSTIN C LONG AUSTIN MICHELE LONG BRETT AUSTIN LONG BROCK AUSTIN LONG BRYAN L LONG CHARLES R LONG DONALD W LONG HOLLIE C LONG JARRETT D LONG JOSHUA SCOTT LONG KENNETH P LONG JR
KIMBERLY LAMBETH LONG MARC A LONG MICHAEL A LONG NICOLAS A LONG PEYTON ROBERT LONG RONNIE CEDRIC LONG SHANE LONG STEVEN A LONG THEOREN LONG TRAVIS CARROLL LONG WILLIAM E LONG RICHARD SCOTT LONGLEY JOHN MATT LONGMAN
JUSTIN TAYLOR LONGMIRE SHELBY LONGMIRE HUNTER LONSBERRY ALICIA FLORENCE LONSINGER ALEXANDER R LOOKATCH JOSHUA WAYNE LOONEY LAUREN ELIZABETH LOONEY TYLER A LOONEY ZACKARY ALLAN-DAVID LOONEY DENISE LOOP ALEXANDER LOOSEMORE
JOSEPH B LOOSLE ZAK Z LOOSLE JOSE LUIS LOPES ABEL LOPEZ ABEL HERNANDEZ LOPEZ ADAN LOPEZ ADRIAN LOPEZ AFIAS LOPEZ ALEJANDRO LOPEZ ALEXANDER M LOPEZ ALFREDO LOPEZ ANA CRISTINA LOPEZ ANTONIO CHITICA LOPEZ ANTONIO O LOPEZ
ARIEL LYN LOPEZ CARLOS LOPEZ CARLOS EDUARDO CARDENAS LOPEZ CHARLES B LOPEZ CHRISTIAN OMAR LOPEZ CHRISTINA D LOPEZ CHRISTOPHER LOPEZ CHRISTOPHER JOHN LOPEZ DAMIAN IVAN LOPEZ DANIEL LOPEZ DANNY J LOPEZ DAVID LOPEZ
DAVID TADEO LOPEZ EDGAR JOEL COLUNGA LOPEZ ELVIS LOPEZ ERIC J LOPEZ ERICK IVAN LOPEZ ESPERANZA M LOPEZ FRANCISCO A LOPEZ FRANCISCO JAVIER LOPEZ GASPAR LOPEZ GEORGE PASQULE LOPEZ GILBERTO LOPEZ HORACIO LOPEZ JASON LOPEZ
JAVIER LAZARO LOPEZ JESUS LOPEZ JESUS ALONSO LOPEZ JOSE LOPEZ JOSE LOPEZ JOSE ANGEL PINEDO LOPEZ JOSE ARMANDO JAUREGUI LOPEZ JOSE FRANCISCO VAZQUEZ LOPEZ JOSE GUADALUPE RAMOS LOPEZ JOSE HUMBERTO ORTIZ LOPEZ JOSE JACOB REINOZO LOPEZ
JOSE MANUEL GARCIA LOPEZ JOSE MAURICIO LOPEZ JUAN A LOPEZ JUAN A LOPEZ JUAN CARLOS LOPEZ JUAN DANIEL CORRO LOPEZ JUAN M LOPEZ JUAN R LOPEZ JUAN ANDRES LOPEZ JULIO ISRAEL APARICIO LOPEZ KATHYA CELINA ZAMORA LOPEZ LUIS LOPEZ
LUIS LOPEZ LUIS ALBERTO RAMIREZ LOPEZ LUIS ALFREDO CARDENAS LOPEZ LUIS MANUEL CISNEROS LOPEZ MAIKEL LOPEZ MARIA JOSE PERALES LOPEZ MONICA GUADALUPE ALCANTAR LOPEZ NATHANIAL RYAN LOPEZ NOEMI PEÑA LOPEZ OMAR A LOPEZ OSCAR F LOPEZ
PHILLIP L LOPEZ RAUL LOPEZ REGINALDO REYNOSO LOPEZ REYNALD PAOLO D LOPEZ RICARDO LOPEZ RICARDO LANCE LOPEZ ROBERT LOPEZ ROSA ISELA LOPEZ SAMUEL R LOPEZ SIMON RAY LOPEZ SOEL LOPEZ TARA LOPEZ THOMAS LOPEZ THOMAS LOPEZ
WILBERT LOPEZ CONSTANTINO LOPEZ CAZARES ANGEL ENRIQUE LOPEZ CERMENO MARIO LOPEZ GONZALEZ JONATHAN E LOPEZ GUTIERREZ HARRYS JERIER LOPEZ HERNANDEZ CONRADO ALFONSO LOPEZ MARTINEZ FRANCISCO RICARDO LOPEZ MATA
GERARDO RAMON LOPEZ NAVA XAYMARA L LOPEZ ORTA ANGEL ALDAIR LOPEZ RUIZ IVAN GERARDO LOPEZ SANCHEZ JUAN ALFREDO LOPEZ SANCHEZ JOSE CANDIDO LOPEZ ZAMARRIPA BERENICE LOPEZ-GARCIA RAUL LOPEZ-LOPEZ ISAI LOPEZ-LUNA
ALEJANDRA LOPEZ-MIRANDA RAUL LOPEZ-SEGURA TYLER EUGENE LOPOLITO DOUGLAS M LORAINE LUCAS PAUL LORANCE RYAN MARTIN LORD ROBIN R LORENO RICHARD D LORENTZ KENNETH J LORENZ SCOTT LORENZO ZENAIDA LORENZO DONALD WILLIAM LORING II
MICHAEL B LORINO RYAN SCOTT LOSENSKY BRENDA LEANN LOSER CASEY A LOSIENIECKI GINA MARIE LOSOLE CARLOS LOSTANAW LAVIN SCOTT LOTHAMER TODD LOTHAMER JENNIFER ANN LOTT DYLAN MAURICE LOTTIER MARCOS EDWARD MAUR LOTTIER
LOGAN DAKOTA LOUALLEN NICHOLAS PERRY LOUALLEN CALEB PAUL LOUDIN KEVIN L LOUDIN MICAH A LOUDIN AUSTIN BLAIN LOUGHARY ROBERT LOUIS IMMANUVEL LOURDUSAMY CHARLES ALTON LOVE CLARENCE DEANDRE LOVE ED LOVE JACOB LOVE
JOSHUA MALIK LOVE KANISHA SHONTE LOVE KEVIN JEROME LOVE STEPHANIE K LOVE ANNA C LOVELACE JEFF GILES LOVELACE RICHARD G LOVELACE SR BAILEY CURREN LOVELADY ROBERT LOVELADY KURTIS J LOVELAND ROCKY LOVELAND JOSHUA DILLON LOVELESS
ANTHONY M LOVELL MARTY R LOVELL STEPHEN RAY LOVELL BRAD D LOVELLETTE BRADEN ALEXANDER LOVINGOOD MARTIN ALEXANDER LOVINGOOD GREG LOVINS RANDALL KEITH LOVINS ANDREW S LOVRE JOSEPH LOUIS LOVVORN III COLBY JUSTIN LOW
KENNETH L LOWANSE JARED TODD LOWDEN BRANDON ALLEN LOWE CHARLES B LOWE JAMES E LOWE JAMES E LOWE III JORDAN K LOWE LESLEY A LOWE MARK TYLER LOWE THEODORE JOSEPH LOWE WILLIAM SETH LOWE ZACHARY PAUL LOWE DANIEL SCOTT LOWELL
JON MICHAEL LOWELL LAUREN MARIE LOWELL ALAN RAY LOWERY AMANDA YVETT PEARSON LOWERY BRIAN CRAIGE LOWERY CLAYTON EDWARD LOWERY CONOR LOWERY JEFFERY W LOWERY KENNETH D LOWERY MICHAEL ANTHONY LOWERY RONALD WILLIAM LOWERY
TARA M LOWERY TWAN LOWERY JACOB LOWMAN JAMES LOWMAN RICK C LOWMAN TYLER ANTHONY LOWMAN CHARLES ALLEN LOWREY CURTIS B LOWRY JOHN M LOWRY ZACHARY S LOWRY ANTHONY DYLAN LOWRY-TOMLIN MICHAEL LOY ARTHUR H LOYA
JAMES K LOYD JOSHUA DELL LOYD ANDREW LOZA ROBERT M LOZA XIMENA GUADALUPE NIEBLA LOZA JOSEPH B LOZADA BRYAN MICHAEL LOZANO JASON LOZANO SR LEONARD DANIEL PRADO LOZANO LOUIS LOZANO GERARDO ALFREDO LOZANO MOLINA SR
BRANDON C LOZIER CURTLEY RYAN LOZIER KRISTINA LOZOWSKI CLAUDIA MARCELA LOZOYA EVAN HAN-FANE LU HRAM LUAI PEONY LUANGKET RICHARD E LUBBEHUSEN CHAD MICHAEL LUCAS CHARLES MICHAEL LUCAS COREY LUCAS DANGELO LEROI LUCAS
ERICA ANN LUCAS ISIAH WESLIE LUCAS JACOB DANIEL LUCAS JEFFREY LUCAS JEREMY P LUCAS NATHANIEL LUCAS RONALD G LUCAS JR SHAD C LUCAS SHANE M LUCAS THOMAS ALLEN LUCAS TYLER J LUCAS WESLEY GRANT LUCAS GIOVANNI LUCCA
ANTONIO FRANCO LUCCO COLTON LUCE DANNY W LUCE JOSEPH MICHAEL LUCE MICHAEL LUCE ADRIANO NIKOLI LUCERO FRANCISCO JOSE LUCERO NELSON LUIS LUCINDO ALEXIS PAIGE LUCIUS EDMUND C LUCKENBACH JACOB S LUCKETTE RACHEL ANN HODGE LUCKEY
MARK WILLIAM LUCY DAVID BENJAMIN LUDLUM ADAM KAYIN LUDWIG DONALD T LUDWIG ENRIQUE LUDWIG DONALD A LUEBBEN JR KRISTY M LUEBBEN BRANDON SR LUELLEN ERICKA IVONETT FLORES LUEVANOS BRIAN LUIPPOLD JOSEPH R LUJAN LEOBARDO LUJAN
TAYLOR RAY LUJAN BRITTANY LASHAE LUKE DARREN ERIC LUKEAS CHARLES E LUKENS JOSHUA R LUKER SEAN P LUKER NICOLAS L LUMBRERAZ CARL L LUMMUS TRACY L LUMPKIN JR WILLIAM B LUMSDEN ADOLFO LUNA FRANCISCO ALBERTO LUNA
JOSE DE JESUS GUTIERREZ LUNA JUAN ANTONIO LUNA JUAN CARLOS AGUILAR LUNA LUIS ENRIQUE BRISEÑO LUNA MARCO ANTONIO LUNA SERGIO ADRIAN LUNA VICTOR IVAN LARA LUNA ESTEBAN NA LUNA III ESTEBAN LUNA JR JR WILLIAM LUNCEFORD AMANDA K LUND
ANTHONY HALE LUND BRANDON LUND COLIN ERIC LUND KYLE WILLIAM LUND PHILLIP A LUND TRAVIS C LUND GAVIN LUNDBERG JOHAN LUNDBERG ADAM WAYNE LUNDY JAMEL B LUNDY TONY LUNG AARON E LUNING CHERYL KAY LUNING ROBERT E LUNING
MATTHEW S LUNNING ALLAN LUNSFORD COY L LUNSFORD JAMES RYAN LUNSFORD JOHN M LUNSFORD MATTHEW MICHAEL LUNSFORD TAMARA LEIGHANN LUNSFORD BRETT M LUNZ BRIAN D LUPO KRISTINA GLASSNER LUPOLI SAMUEL LUPTON BOBBIE M LUSCHEN
KYLE SIMPSON LUSINGER GRANT ROBINSON LUSK JAMES M LUSK KEITH LUSK LEGACY LLEDRAC LUSTER MAKAYLA R LUSTIG CHRISTOPHER LUTCKEN PATRICK JAMES LUTTMAN ALYSHA K LUTTRELL BRYCE D LUTTRELL DASHAWN LUTTRELL CHRISTOPHER A LUTZ
MEGHAN ALICIA LUTZ PETER B LUX JESSE LYALL JAMES ANDREW LYCETT JAKE LYDDIATT BRENT D LYKINS NICHOLAS G LYKINS RYAN ASHTON LYLE SHERRY A LYLE BLAKE A LYLES NICHOLAS REED LYLES OLIVER J LYLES AARON T LYNCH ANTHONY KENNETH LYNCH
AUSTIN JOSEPH LYNCH BILLY J LYNCH BRANDI J LYNCH BUDDY A LYNCH DUGAN THOMAS LYNCH GEORGE W LYNCH GREG N LYNCH JAMES T LYNCH JESSE R LYNCH JIMMY R LYNCH JOSHUA TILMAN LYNCH JUSTIN CARTER LYNCH KEVIN W LYNCH
KRISTOPHER MATTHEW LYNCH KYLE WAYNE LYNCH LANCE E LYNCH PAUL V LYNCH PIERCEN MOORE LYNCH REGGIE L LYNCH RYAN JAMES LYNCH SARAH H LYNCH TARRANT T LYNCH WENDELL KEVIN LYNCH MARK G LYNESS AARON WADE LYNN BART E LYNN
RYAN PAUL LYNN ANDREW J LYON BRAD J LYON GRAYSON ASHTYN KENNDAL LYON ANTHONY M LYONS AUSTIN LYONS MATTHEW J LYONS TERESA J LYONS KYLE J LYSITT CHRISTOPHER LYSY CHIDAMBARAM S M SUNDAR RAJ WAYNE MA XINZHI MA RYAN T MAAS
KARENNA ELISE JUNMEI MAASER JEREMY MABE PHILLIP M MABREY JEREMY WAYNE MABRY KELVIN LEDON MABRY MICHAEL JAMES MABRY SABASTIAN ANTHONY MACALUSO KALYEX MACANGER RICKEY J MACARI II RYAN MACARTHUR STEPHEN MACBETH
DAN A MACBRIDE JASON DAVID MACCALLUM DOUGLAS MACDONALD PAUL MACDONALD ROBERT MACDONALD STEVEN L MACDONALD CODY AUSTIN MACE MARY JANE MACE MAIRA MACEDO-SALAZAR MICHAEL J MACFARLANE GRAHAM MACGOWAN
JULIO CESAR MACHADO PRIETO ROBERT MACHOWSKI JR LUIS ALEJANDRO ARENAS MACHUCA RICARDO MACHUCA BALAM CALZADA MACIAS JORGE ARTURO MACIAS JOSE MANUEL MACIAS VICTORIA MACIAS EDUARDO MACIAS ESPARZA THOMAS W MACIEJEWSKI
JAYMES MACIK CHRISTOPHER MACINNIS MICHAEL MACINNIS JAMES M MACINTOSH TERESA MACINTOSH STEPHEN MACISAAC ALEXANDRA DEAN MACK CHRISTIAN JOSEPH MACK DREW DELANIE MACK HENRY C MACK JEFFREY J MACK ROBERT STEPHEN MACK
RONALD P MACK JR TYSHAWN DEMAR MACK GERMAINE LEE MACKALL SELENA MACKAY BRIAN J MACKE JR ALPHONSE CLAUDE MACKEY III SEAN ANTHONY MACKEY ROBERT MACKIE MICHAEL CARR MACKINTOSH ANDREW JOHN MACLAREN JOHN MACLELLAN
WILLIAM MACLUCKIE RUSSELL F MACMANNIS DOUG MACMASTER JUSTIN MACMILLAN ROSS ANDREW MACMILLAN WALLACE MACMURRAY JOHN MACNEIL BRAD MACPHERSON BRIAN MACPHERSON CYNTHIA MADDEN DALTON G MADDEN GARY D MADDEN
THOMAS A MADDEN CHESTER MADDOX DAVID W MADDOX JUSTIN MADDOX LAURA R MADDOX LYDIA MADDOX RICHARD A MADDOX SAMUEL R MADDOX JR TERRY MADDOX TRAVIS A MADDOX LARISSA D MADEWELL HARISANKAR MADHEWARAN CLINTON N MADISON
ROBERT ANTHONY MADISON WESLEY R MADISON KARL HOSHANG MADON EVARISTO MADRIGAL JUAN PEDRO CABRERA MADRIGAL MARCO ANGEL MADRIGAL MARK MADRIGAL JORGE MADRIGAL GUZMAN BENJAMIN MADRY CORDARRYL MADRY DALLIN DAVID MADSEN
WILLIAM GENE MADSEN ZACHARY MADSEN ZACHARY J MADSEN FERRER MADUCDOC KATHERINE M MAES LAUREN DANIELLE MAES MANUEL MAES VIDA V MAES CRISTIAN DANIEL MAGADAN LOU H MAGALDI BENEDICT R MAGALLANES LUIS ANGEL DIAZ MAGALLANES
JAVIER O MAGALLON ARMANDO MAGANA ARTURO MAGANA CABIR ARNOLDO MAGANA CARLOS MAGANA OMAR MAGANA CYNTHIA VICTORIA MAGAÑA DAVID WAYNE MAGBY RODERICK RODRIGUEZ MAGEE MATTHEW JAMES MAGER JR JASON MAGERAN RANDY MAGERAN
JACOB LYNN MAGGARD JORDAN DAVID MAGGARD JOHN W MAGNAN MARK JOSEPH MAGNO CHRISTIAN MAGUIRE DYLAN MICHAEL MAGUIRE SANDRA JEANNE MAGUIRE CHASE LEWIS MAGWIRE SHASTRI MAHABIR AMANDA ROSE MAHAFFEY SETH A MAHAFFEY
TIMOTHY P MAHAN BAZZARD MAHARAJ CANDACE K MAHARAJ CHRISTOPHER MAHARAJ WAYNE MAHARAJ ROGERIO MAHL CHRISTOPHER LEE MAHLER BRIAN F MAHONE SHERRI MAHONE WILLIAM MARK MAHONE BRIAN K MAHONEY DALE A MAHONEY
DANIEL THOMAS MAHONEY II EDWARD KENT MAHONEY JOSEPH A MAHONEY MATTHEW D MAHONY TRACI W MAHONY ISAAC COLTAN MAHURIN JOSEPH JOHN MAIALE LANCE H MAIDEN CHASE MONROE MAIN DAKOTA JAMES MAINES KATELYN MAINOR JACOB MAIR
ENRIQUE MAJANO HOWARD L MAJETTE BRYANT T MAJOR RYAN P MAJOR VICTOR C MAJOR LUCAS N MAKELIN JEREMY MAKIN ROBERT MALAKISMAIL RYAN KEITH MALAMATOS NANTHAKUMAR MALAVIYA DAVID MALBEUF JARELL JAVONNE MALBROUGH
CASEY KEITH MALCOLM NICK MALCOLM ROHANDO VALCERIO MALCOLM COURTNEY DANYEL MALCOM MICHAEL JEREMY MALDINI ANTONIO MALDONADO DANNY OCAMPO MALDONADO JESUS MALDONADO JEY MALDONADO JOSE ALONSO LOPEZ MALDONADO
JOSE MANUEL PONCE MALDONADO OSCAR MALDONADO PANFILO MALDONADO PATRICK J MALDONADO PETER C MALDONADO ROBERT JESSE MALDONADO YURI LISSET RODRIGUEZ MALDONADO FRANCISCO ROGELIO MALDONADO BERROA EDGARDO JOSE MALDONADO GUZMAN
AURELIO MALDONADO LARA MIGUEL A MALDONADO MOORE LUIS MISSAEL MALDONADO REYES RYAN P MALEY GAURAV MALHOTRA ANDREW QUIRANTE MALIC JENNIFER MARIE MALIN KRISTEN MALINOWSKI RYAN MALINOWSKI DAVID MARSHALL MALJE
GERRICK MALLARD MICHAEL S MALLARD ANTHONY GREGORY MALLETT DYLAN MALLETT SALLY A MALLEY ANDREW MALLON DENNIS F MALLON DENNIS F MALLON II NATHAN SCOTT MALLON JASON ZACHARY MALLORY MACK W MALLORY JOSEPH RYAN MALLOY
JACOB MITCHELL MALMBERG JAY MALMBERG HEATHER L MALO JULIE SELINE MALO RONNY MALO AUSTIN CARL MALONE BRENT ALAN MALONE BRITISH S MALONE BRYAN MALONE CARLA E MALONE DANIELLE ELIZABETH MALONE DILLON TYLER MALONE
DYLAN CHASE MALONE JASON R MALONE JONATHAN D MALONE MARK J MALONE MATT R MALONE MICHAEL MALONE MICHAEL W MALONE SAWYER T MALONE NICHOLAS PETER MALORZO JAMES RAYMOND MALOUF FERNANDO MALPICA FRANCO DALLAS MALSTEAD
RICHARD THOMAS MAMAJEK JACOB T MAMOLA BUMBA MAMPUYA WILLIAM G MANAHAN NIZAM MANALAL GRANT MANATT CHASEN T MANCHESTER DAVID A MANCHESTER ANGEL MANCILLA JR JOHN MANCINI EMILY ANN MANDEL JOHN M MANDEL TIMOTHY MANDL
NAZAR MANDRYK JOHN HAYDEN MANER GREGORY ANTHONY MANFREDI II HEI MANG KIL HU MANG TUM CUNG MANG PRISCA MANGALA RANDHIR MANGAT GERALD MANGUNE ANTUAN MANICA RAVIKUMAR MANICKAM FLOYD S MANIGOS WILLIAM MICHAEL MANIK
GOPALAKRISHNAN MANIKANDAN MADASAMY MANIKANDAN SURIYA MANIKANDAN JAMES W MANION MIKEL T MANION RAJKUMAR MANISEKAR KATIE RENEE MANLEY ANTHONY MANN ANTHONY MANN AVERY PHILLIP MANN COLTON L MANN CRAIG D MANN
DON R MANN DON RENA MANN FRANCOIS J MANN JASPAL MANN JUSTIN JALIL MANN KENNETH WILLIAM MANN KULBINDER MANN LESTER W MANN MAJOR MANN MICHAEL MANN MICHAEL DAVID MANN SEAN TYLER MANN SHANTEL KKJ MANN SHELLY K MANN
VERKENEO MANN TODD MANNERING BARNEY THEODORE MANNING BRANDON L MANNING BRAYLON R MANNING BRYAN EARL MANNING CLINTON C MANNING ELBERT T MANNING JOSHUA RYAN MANNING LARET R MANNING MATTHEW DREW MANNING
NICHOLAS A MANNING NICHOLAS CHANCE MANNING LUCAS R MANON PATRICK L MANON GARETH MANORE LUKAS ALEXANDER MANS JONATHAN MANSBRIDGE GAVIN MANSFIELD KEVIN W MANSFIELD RYAN K MANSFIELD SHELDON L MANSFIELD
TRENTON CRAIG MANSFIELD TYLER MANSFIELD DEREK MANSON THOMAS TROY MANUEL ILLIA MANULIAK JOHN MANZ TRACY MANZANARES ARGELIA MANZANO BRYAN AARON MANZANO QUIROZ MICHAEL J MANZELLA KATHERINE ROSE MANZELLI GEOVANNI MANZO
IGNACIO MANZO JOHN J MANZO COLIN MAPLE QUINCY O MAPLE LUCAS MAPLES PHILIP DANIEL MAPLES BRANDON MAPLETOFT RICKY MAQUEMA KIMSOU MAR ISAAC MARACLE LESVIA MARADIAGA THOMAS JOHN MARAS DARRIN CADE MARBLE TRAVIS MARBLE
KENNETH RODNEY MARBUT MICHAEL MARCELLUS PRESTON R MARCHANT DARRELL MARCHELL CHRISTOPHER P MARCIL ROBERT J MARCIL LOUIS MARCOLLA MARCO A MARCOS JOEL T MARCOTTE ERIC M MARCUS BRADLEY DALTON MARDIS ZACHARY FREDRICK MARESH
DAMIEN L MARGERUM WILLIAM ALEXIS MARIA JOHN STEPHEN MARIA JOSEPH ALEXANDER MARIANO CHITHAMBARAM MARIAPPAN ESAKKIAPPAN MARIAPPAN MATHAVAN MARIAPPAN FISHER MARIETTA KENNETH MARIGLIA VIDESH MARIMOOTOO
SANGILIMURUGAN MARIMUTHU ELVA MARIN ERIC MARIN JOSE DE JESUS MARIN JUAN C MARIN ANDREW MARINIG NICOLA MARINO JONATHAN MARIONCU ARUN MARISAMY GABRIEL PEREZ MARISCAL JANETTE ESPINOZA MARISCAL JULIO CESAR ESPINOZA MARISCAL
RICARDO LORETO MARISCAL MADHUMITHA MARISELVAN SREERAM C MARISETTY ARUNKUMAR MARIYAPPAN GURUMANIKKAM MARIYAPPAN NAVANEETHAN MARIYAPPAN STEVE MARK MANOJ KUMAR MARKANDAN JUSTIN A MARKEL JAMIE MARIE MARKELLO
SHANE MARKER ILEY MARKHAM BRANDI L MARKHOFER WILLIAM STEVEN MARKO AIDAN HUNTER MARKON IAN STUART MARKON DALEDA MARKOS TONY MARKOWITZ ANDREW T MARKS BYRON DEAN MARKS DONOVAN E MARKS FREDERICK E MARKS JOHN DAVID MARKS
STEVEN D MARKS ANDREW L MARKSBERRY BRADY KEATON MARKSMEIER BRANDON KIRK MARKSMEIER TAITE ALEXANDER MARKSMEIER DAVID ANDREW MARKUS KYLE W MARKWARDT KEITH A MARLAR SEAN-MICHAEL MARLIN-ZIEGLER ABBY NICHOLE MARLOW
AUBREY A MARLOWE JR DOMENICK J MAROCCO MELVIN E MAROON ASLAN WYATT MARPLES ABEL L MARQUEZ ANGEL ANTONIO RODRIGUEZ MARQUEZ ANGEL EDUARDO MARQUEZ HIPOLITO MARQUEZ JAVIER MARQUEZ JOSE SALVADOR RODRIGUEZ MARQUEZ



From anniversaries to groundbreakings, there was much to celebrate throughout 2023 across Nucor.

We have been part of some communities for decades. We are brand new in others. Thank you to our 32,000 teammates for your focus and dedication as we execute our strategy to Grow the Core, Expand Beyond and Live Our Culture.

CONTENTS



EXECUTIVE OFFICER GROUP, from left-to-right: Allen C. Behr, Executive Vice President; John J. Hollatz, Executive Vice President; Douglas J. Jellison, Executive Vice President; Gregory J. Murphy, Executive Vice President; D. Chad Utermark, Executive Vice President; Stephen D. Laxton, Chief Financial Officer, Treasurer and Executive Vice President; Leon J. Topalian, Chair, President and Chief Executive Officer; David A. Sumoski, Chief Operating Officer; K. Rex Query, Executive Vice President; Noah C. Hanners, Executive Vice President; Bradley Ford, Executive Vice President; Daniel R. Needham, Executive Vice President

NUCOR®

FINANCIAL HIGHLIGHTS

(DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	2023	2022	% CHANGE
FOR THE YEAR			
Net sales	$34,713,501	$41,512,467	-16%
Earnings:			
Earnings before income taxes and noncontrolling interests	6,272,757	10,244,844	-39%
Provision for income taxes	1,359,966	2,165,204	-37%
Net earnings	4,912,791	8,079,640	-39%
Earnings attributable to noncontrolling interests	387,990	472,303	-18%
Net earnings attributable to Nucor stockholders	4,524,801	7,607,337	-41%
Per share:			
Basic	18.05	28.88	-38%
Diluted	18.00	28.79	-37%
Dividends declared per share	2.07	2.01	3%
Percentage of net earnings to net sales	13.0%	18.3%	
Return on average stockholders' equity	23.0%	46.9%	
Capital expenditures	2,215,210	1,952,465	13%
Depreciation	930,585	826,692	13%
Acquisitions (net of cash acquired)	70,824	3,553,191	-98%
Sales per average employee	1,107	1,369	-19%
AT YEAR END			
Working capital	$11,791,349	$10,361,940	14%
Property, plant and equipment, net	11,049,767	9,616,920	15%
Long-term debt and finance lease obligations (including current maturities)	6,722,975	6,642,269	1%
Total Nucor stockholders' equity	20,940,634	18,414,694	14%
Per share	85.51	72.64	18%
Shares outstanding	244,902	253,493	-3%
Employees	31,600	31,400	1%

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements made in this annual report, or in other public filings, press releases, or other written or oral communications made by Nucor, which are not historical facts are forward-looking statements subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words "anticipate," "believe," "expect," "intend," "project," "may," "will," "should,""could" and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company's best judgment based on current information and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company's actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to general market conditions, and in particular, prevailing market steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) the availability and cost of electricity and natural gas which could negatively affect our cost of steel production or result in a delay or cancellation of existing or future drilling within our natural gas drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the United States; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8) uncertainties and volatility surrounding the global economy, including excess world capacity for steel production, inflation and interest rate changes; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs, capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; (13) our safety performance; (14) our ability to integrate businesses we acquire; (15) the impact of the COVID-19 pandemic, any variants of the virus, and any other similar pandemic or public health situation, and (16) the risks discussed in "Item 1A. Risk Factors" of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 and elsewhere therein and in the other reports on file with the U.S. Securities and Exchange Commission.

TO OUR STOCKHOLDERS



Dear Stockholders,

In 2023, our Nucor teammates continued an impressive run of excellent performance, recording our third most profitable year in company history and achieving a fifth consecutive year of improved safety performance. The team achieved these results as we brought new facilities online, had several significant capital projects under construction, and integrated recent acquisitions into the Nucor family. I would like to thank my 32,000 teammates for your focus and dedication as we execute our strategy to Grow the Core, Expand Beyond and Live Our Culture.

At Nucor, our number one cultural value is the safety and well-being of our Nucor team. They are the ones who drive our success as a company and contribute in countless ways to the communities they call home. Our team achieved a company-wide Injury & Illness Rate of 0.79 this year, a 17% improvement compared to 2022. While metrics are important in tracking our progress to become the World's Safest Steel Company, the only measure that truly matters is each of our teammates going home safely each day.

Thank you to our teammates for the work you put in each and every day to make Nucor the leader in the North American steel industry.

FINANCIAL HIGHLIGHTS

Despite uncertainty about the state of the economy throughout the year, steel markets were resilient in 2023. For the full year, Nucor earned $4.52 billion, or $18.00 per diluted share, compared with consolidated net earnings of $7.61 billion, or $28.79 per diluted share in 2022.

Net sales totaled $34.71 billion compared to $41.51 billion in 2022. Total tons shipped to outside customers in 2023 were approximately 25.21 million tons, a decrease of 1% from 2022, while the average sales price per ton decreased 15% from the prior year.

We generated approximately $4.5 billion of net earnings in 2023 and our return on stockholders' equity for the year was 23%. Cash and cash equivalents totaled $7.1 billion at year end, and our $1.75 billion revolving credit facility is undrawn.

At the end of the year, the Board of Directors increased the regular quarterly cash dividend on our common stock from $0.51 to $0.54 per share. Nucor has increased its regular, or base, dividend for 51 consecutive years – every year since we first began paying dividends in 1973. Our success in growing our earnings power and cash flow has enabled us to increase our dividend by 34% since 2020.

Over the course of 2023 we returned approximately $2.1 billion to stockholders through share repurchases and dividend payments, representing approximately 46% of 2023 net earnings, consistent with our practice of returning at least 40% of earnings to stockholders.

NUCOR & THE STEEL INDUSTRY IN THE U.S. ARE STRONGER THAN EVER

We are optimistic about where we are today as a company. Since the beginning of 2020 we have generated net earnings of nearly $20 billion, exceeding our cumulative net earnings over the prior two decades. Over that time, we have returned $9.7 billion to stockholders, representing approximately 50% of net earnings, and our average annual return on equity has been approximately 33%.

SINCE THE BEGINNING OF 2020 WE HAVE GENERATED NET EARNINGS OF NEARLY $20 BILLION, EXCEEDING OUR CUMULATIVE NET EARNINGS OVER THE PRIOR TWO DECADES.

Nucor continues to grow its core steelmaking operations and is well positioned to capitalize on the opportunities we see in the marketplace. We believe the $14 billion we have invested over the last five years to grow Nucor has set us up well to benefit from several steel intensive megatrends.

We put these megatrends into three categories: Rebuilding, Repowering, and Reshoring. Each category is supported by significant legislation enacted by the U.S. government over the past few years; such as the Infrastructure Investment and Jobs Act ("IIJA"), the Inflation Reduction Act ("IRA"), and the Chips and Science Act ("CHIPS"). They are helping to fuel continued strong demand in our largest end-use market, non-residential construction. We expect that the strongest growth will come from increases in advanced manufacturing and infrastructure investment. Indeed, we are already seeing higher activity in advanced manufacturing, having already provided steel to five semiconductor plants, 20 EV plants, and several solar farm projects. Overall, we expect these federal programs to drive between five to eight million tons of incremental annual demand for steel over the next decade.

These steel intensive megatrends and the overall health of the economy make the United States the most compelling market for growth and attractive returns for global steelmakers. We have significant advantages in this environment, including the strongest balance sheet of any North American steel producer, our expanding capabilities to provide higher-margin and higher quality products, and our position as a global leader in producing the widest range of low carbon embodied steel products that customers are demanding.

DRIVING GROWTH THROUGH STRATEGIC INVESTMENT

In 2023, we continued to add new capabilities to better serve our customers and achieved several important milestones in the execution of our mission to Grow the Core, Expand Beyond and Live Our Culture.

In our core steelmaking business, we ramped up steel production at our new state-of-the-art plate mill in Brandenburg, Kentucky. This mill gives us the broadest capabilities of any plate producer in North America. We are now able to produce specialty plate



Leon J. Topalian
Chair, President and Chief Executive Officer

products that support our nation's economy and security in critical areas such as wind energy, long-span bridges, military applications, and power transmission. The Nucor Steel Brandenburg team has launched a new sustainable heavy gauge steel plate product, called Elcyon™, specifically to meet the growing demands of America's offshore wind energy producers.

Construction is now underway at our new sheet mill in Mason County, West Virginia. In October, we were honored to be joined by hundreds of state and local leaders for a groundbreaking event to celebrate the start of construction. This is the largest greenfield investment in Nucor's history, and it will enable us to produce higher-margin, value-added products for a broader set of customers, especially those who require high-quality steel with a lower carbon footprint. The crowd gathered that day reflects the enthusiastic support we have received in West Virginia for this project.

We also held a groundbreaking ceremony for our rebar micro mill, being built in Lexington, North Carolina. This mill will help us capitalize on growing demand for rebar in the mid-Atlantic and southeast regions over the coming decades. The modernized equipment and processes at this new mill will enable us to achieve both improved margins and lower emissions intensity from our rebar operations.

We are not only investing in new facilities, but we are also continuing to expand the capabilities of our existing steel mills. We have begun construction on a new melt shop at our bar mill in Arizona and we are adding galvanizing capacity at several of our sheet mills.

In our Steel Products segment, we are seeing a real step change in the financial performance of our legacy businesses and an immediate impact from our new Expand Beyond growth platforms. This segment generated $3.4 billion in earnings in 2023, its second-best year behind 2022. Between 2018 and 2021, our Steel Products segment represented about 15% of our earnings. In the last two years, it has accounted for approximately 40%.

Our Expand Beyond businesses contributed significantly to EBITDA in 2023, with CHI Overhead Doors and Insulated Metal Panels being the largest contributors. We are realizing supply chain synergies with our Expand Beyond businesses and opportunities to cross-sell products through our Solutions teams. CHI continues to perform well and is sourcing the majority of their steel from Nucor affiliates. Our Insulated Metal Panels group is supplying products to semiconductor chip plants and our Warehouse Solutions team is capturing business in warehouse retrofits. In addition, both groups are providing products to data centers.

We also announced plans to grow our Nucor Towers & Structures growth platform by building two new state-of-the-art utility structures production facilities. Both facilities will be adjacent to existing Nucor sheet mills, one in Alabama and the other in Indiana. These new facilities will help meet the growing demand for utility infrastructure from renewable energy projects, EV charging network expansion and grid hardening.

As we have said many times, the goal of our growth strategy is to expand our capabilities to better serve our customers and generate attractive returns for our stockholders. Our growth has increased the breadth of our product line, which means we can now offer more customers a complete set of steel solutions for their projects.


NUCOR
NUCOR
NUCOR
GRO
GROW
THE CORE
EXPAND
BEYOND
LIVE
OUR CULTURE

LEADING THE WAY IN SUSTAINABILITY

Another key part of our growth strategy, and a competitive differentiating advantage for Nucor, is our ability to produce some of the cleanest and most sustainable steel in the world. With our recycling-based steel production, we have been a sustainability leader since we first got into the steel business. This long history puts us well ahead of other steelmakers around the globe as they make investments and changes to their operations to reduce their carbon emissions to levels we already achieve today.

However, being a leader in sustainability also means that we will continue to push forward so that we will be able to deliver the net zero steels that our customers require today and well into the future. We continue to invest and form unique partnerships with the goal of accelerating a clean industrial future for Nucor, the broader steel industry, and all industrial manufacturers. Throughout 2023, we took action to move the needle in that regard. Examples include:

- Entering into another renewable energy Power Purchase Agreement – this one for solar energy in Kentucky – and agreeing to explore co-locating small modular nuclear reactor (SMR) power plants that have the potential to provide our EAF mills with affordable, reliable, 24/7 carbon-free baseload power.
- Investing in start-up companies developing fusion energy and zero-carbon ironmaking technologies, both of which have the potential to help the world achieve a zero-carbon industrial future.
- Forming a partnership with ExxonMobil to capture, transport and sequester CO2 emissions from our Louisiana DRI facility.
- Launching Elcyon™, our new sustainable heavy gauge steel plate for the wind energy industry.
- Helping to lead the Global Steel Climate Council (GSCC), a coalition of steel companies and industry partners, that developed a clear and unbiased global standard to measure and report carbon emissions from our industry.
- And, announcing net-zero science-based greenhouse gas targets for 2050 based on the GSCC standard.

Maintaining our edge in producing cleaner, sustainable steel is critical because customers looking to reduce their carbon footprint recognize it makes no sense to build a bridge or high rise or wind tower in North America using high-emissions blast furnace steel. So, they're coming to Nucor for sustainable solutions, and our goal is to deliver those solutions.

"WHEN I BECAME CEO IN 2020, I KNEW THAT WORKING TOGETHER WE WOULD BE ABLE TO TAKE THIS INCREDIBLE COMPANY TO NEW HEIGHTS, AND THIS IS EXACTLY WHAT YOU'VE DONE."

CONTINUING TO STAY FOCUSED

As our results over the last three years demonstrate, Nucor is a growth company. We believe the long-term outlook for the steel industry in the U.S. is very positive. We see many opportunities for growth in the years ahead, and with our strong balance sheet and cash flow, we believe Nucor is well positioned to capitalize on these growth opportunities.

Congratulations to our Nucor teammates for all that you have achieved these last few years. When I became CEO in 2020, I knew that working together we would be able to take this incredible company to new heights, and this is exactly what you've done.

Our mission to Grow the Core, Expand Beyond and Live Our Culture continues to generate strong returns for you, our stockholders. Thank you for your investment. We don't take for granted the valuable capital you entrust us with. Our capital deployment strategy centers around creating value for our shareholders. And to our customers, thank you for the trust you place in us with each order as we continue to partner with you to find the sustainable solutions needed for today and into the future.

Sincerely,

Leon J. Topalian
Chair, President & Chief Executive Officer



Fellow Stockholders,

I am pleased to report that the Nucor team delivered another strong year of profitability and improved safety performance. In fact, 2023 was the third most profitable year in company history, following record years in 2021 and 2022. As Leon details in his letter, Nucor has generated tremendous returns for stockholders over the past three years and we believe the company is in a strong position for continued growth.

Since launching our strategy to Grow the Core, Expand Beyond, and Live Our Culture in 2020, Nucor has invested $7.4 billion in capital projects to build new facilities and upgrade the capabilities of existing ones, as well as making $5.1 billion in acquisitions to create new growth platforms in steel adjacent businesses. These projects are already adding to the company's bottom line. Nucor's growth is coming at the right time, with significant federal initiatives stimulating investment in key economic sectors and creating additional steel demand.

In September, the Board welcomed Nick Gangestad as our newest director. Nick serves as the Vice President and Chief Financial Officer of Rockwell Automation, Inc., the world's largest company dedicated to industrial automation and digital transformation. Prior to joining Rockwell Automation, Nick had an 18-year career with 3M, serving in a variety of leadership roles. We are fortunate to have Nick join the Board and will benefit from his three decades of financial and corporate leadership experience.

Nucor has a long history of delivering market-beating returns for our stockholders and attracting long-term oriented investors. At our December meeting, the Board of Directors increased the regular quarterly cash dividend on our common stock by 6% – from $0.51 to $0.54 per share. This cash dividend, which was paid on February 9th, 2024, is Nucor's 203rd consecutive quarterly dividend. Nucor has increased its regular dividend for 51 consecutive years and, by doing so, has continued its 'Dividend King' status as one of only a few dozen companies that have grown their dividend payments for at least 50 consecutive years.

It is an exciting time to be a part of Nucor. The Board looks forward to continuing to work with Leon and the Executive Leadership team to evaluate the right opportunities for additional strategic growth. It is gratifying to see the growth strategy we have been implementing for several years generate such healthy returns for our investors.

Thank you for your continued investment in Nucor, and congratulations to Nucor's 32,000 teammates for another excellent year.

Sincerely,



Christopher J. Kearney
Lead Director



MADE FOR GOOD

In 2023, Nucor launched "Made for Good," a campaign highlighting the company's sustainability leadership and its work with partners in a broad range of industries to help them achieve their sustainability goals and develop innovative solutions for industrial decarbonization.

As a steel industry leader, we understand the importance of environmental stewardship and continuously challenge ourselves to further reduce our emissions. Sustainability is also being driven by our customers' focus on reducing their carbon footprint. Through partnership and purposeful innovation, we are providing both steel and solutions that empower our customers to meet their business and environmental goals successfully.

"Made for Good" invites customers, investors, industry stakeholders and policymakers to partner with Nucor in tackling the challenge of decarbonization. The campaign's featured case studies include Nucor's investments in next generation technologies such as advanced nuclear technologies, Nucor's industry leading Econiq™ low-embodied carbon certification, and innovative products like Elcyon™, the first domestically produced low-embodied carbon steel product for wind energy applications.

For more than five decades, Nucor has produced steel using the most sustainable technology commercially available. Today, we are focused on the future of sustainability. The green and digital economies are being built with steel and the steel they're built with matters. Together, we're working to ensure that everything we make is made for good.


WHAT DOES
IT REALLY
TAKE TO
MAKE GREEN
STEEL?

STEEL MILLS SEGMENT



In the steel mills segment, Nucor produces sheet steel (hot-rolled, cold-rolled and galvanized), plate steel, structural steel (wide-flange beams, beam blanks, H-piling and sheet piling) and bar steel (blooms, billets, concrete reinforcing bar, merchant bar and engineered special bar quality ("SBQ")). Nucor manufactures steel principally from scrap steel and scrap steel substitutes using electric arc furnaces ("EAFs") along with continuous casting and automated rolling mills. The steel mills segment also includes Nucor's equity method investment in NuMit LLC ("NuMit") (see "Steel joint venture"- below), as well as international trading and distribution companies that buy and sell steel manufactured by the company and other steel producers.

The steel mills segment sells its products primarily to steel service centers, fabricators and manufacturers located throughout the United States, Canada and Mexico. The steel mills segment sold approximately 18,552,000 tons to outside customers in 2023. In 2023, 80% of the shipments made by our steel mills segment were to external customers. The remaining 20% of the steel mills segment's shipments went to our steel products segment.

BAR MILLS

Nucor has 15 bar mills located across the United States that manufacture a broad range of products, including concrete reinforcing bars, hot-rolled bars, rounds, light shapes, structural angles, channels, wire rod and highway products in carbon and alloy steels. Four of the bar mills have a significant focus on manufacturing SBQ and wire rod products.

Steel produced by our bar mills has a wide usage serving end markets, including the agricultural, automotive, construction, energy, furniture, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Considering Nucor's production capabilities and the mix of bar products generally produced and marketed, the capacity of the bar mills is estimated at approximately 9,560,000 tons per year.

Reinforcing and merchant bar steel are sold in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders. Our SBQ products are hot-rolled to exacting specifications primarily servicing the automotive, energy, agricultural, heavy equipment and transportation sectors.

In April 2022, Nucor announced that it will build its new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. The new micro mill is currently under construction.

In February 2024, Nucor announced that the Board of Directors approved $860 million to construct a rebar micro mill in the Pacific Northwest. Nucor is evaluating potential locations, and the project is expected to take two years to construct, subject to regulatory approvals.


BAR MILLS
SHEET MILLS
BEAM MILLS
PLATE MILLS
NUCOR CORPORATE HEADQUARTERS

Nucor trading office in Lausanne, Switzerland not shown.

SHEET MILLS

Nucor operates six sheet mills that produce flat-rolled steel for automotive, appliance, construction, pipe and tube and many other industrial and consumer applications. Included in our six sheet mills is California Steel Industries, Inc., in which Nucor has a 51% controlling ownership position. Considering Nucor's production capabilities and the mix of flat-rolled products generally produced and marketed, the capacity of the sheet mills is estimated at approximately 14,600,000 tons per year. All of our sheet mills are equipped with galvanizing lines and four of them are equipped with cold rolling mills for further processing of hot-rolled sheet steel.

Nucor produces hot-rolled, cold-rolled and galvanized sheet steel to customers' specifications. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year. We estimate that greater than 80% of our sheet steel sales in 2023 were to contract customers. These sheet sales contracts are noncancellable agreements that generally incorporate monthly or quarterly price adjustments reflecting changes in the current market-based indices and/or raw material cost, and typically have terms ranging from six to 12 months. The balance of our sheet steel sales were made in the spot market at prevailing prices at the time of sale. The number of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base, and our end-use customers' perceptions about future market conditions.

Nucor owns a 51% controlling economic and voting interest in Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"). NJSM is a joint venture with JFE Steel Corporation ("JFE") of Japan that operates a galvanized sheet steel plant in central Mexico with an annual capacity of approximately 400,000 tons, that is expected to help supply the country's automotive market.

In January 2022, Nucor announced it had selected Mason County, West Virginia as the site for its new 3-million-ton state-of-the-art sheet mill. When operational, the new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines capable of producing advanced high-end automotive and construction grades.



STRUCTURAL MILLS

Nucor operates two structural mills that produce wide-flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. Nucor owns a 51% interest in Nucor-Yamato Steel Company (Limited Partnership) ("Nucor-Yamato") located in Blytheville, Arkansas. Nucor-Yamato is the only North American producer of high-strength, low-alloy beams. Common applications for the high-strength, low-alloy beams include gravity columns for high-rise buildings, long-span trusses for stadiums and convention centers, and use in all projects where seismic design is a critical factor. The benefits of high-strength, low-alloy beams are increasingly recognized by Nucor's customers in the construction sector. These include savings in terms of construction time, weight, space, and overall environmental impact. Nucor sells its high-strength, low-alloy beams under the trade name AEOS™.

Nucor also owns a steel beam mill in Berkeley County, South Carolina. Considering Nucor's production capabilities and the mix of structural products generally produced and marketed, the capacity of the two structural mills is estimated at approximately 3,250,000 tons per year.

Structural steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

PLATE MILLS

Nucor operates three plate mills that produce plate for manufacturers of barges, bridges, heavy equipment, rail cars, refinery tanks, ships, wind towers and other items. Our products are further used in the pipe and tube, pressure vessel, transportation and construction industries. Considering Nucor's production capabilities and the mix of plate products generally produced and marketed, the capacity of the plate mills is estimated at approximately 4,000,000 tons per year.

Plate steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

STEEL JOINT VENTURE

Nucor owns a 50% economic and voting interest in NuMit, a company that owns 100% of the equity interest in Steel Technologies LLC ("Steel Technologies"), an operator of 30 strategically located sheet processing facilities in the United States, Canada and Mexico. Steel Technologies transforms flat-rolled steel into products that meet exacting specifications for customers in a wide range of industries, including the automotive, agricultural and consumer goods markets.


25,000
20,000
15,000
10,000
5,000
thousands of tons
year
14
15
16
17
18
19
20
21
22
23
STEEL PRODUCTION


25,000
20,000
15,000
10,000
5,000
thousands of tons
year
14
15
16
17
18
19
20
21
22
23
STEEL SHIPMENTS TO OUTSIDE CUSTOMERS
TOTAL STEEL SHIPMENTS

A GLOBAL LEADER IN STEELMAKING SUSTAINABILITY


SCOPE 1, 2 & 3 INTENSITY
(METRIC TONS OF CO_2E PER METRIC TONS OF STEEL PRODUCED)
0.77
1.91
2.33
NUCOR (CIRCULAR)
OVERALL GLOBAL
BF-BOF GLOBAL (EXTRACTIVE)


SCOPE 1 & 2 INTENSITY
(METRIC TONS OF CO_2E PER METRIC TONS OF STEEL PRODUCED)
0.45
1.78
2.22
NUCOR (CIRCULAR)
OVERALL GLOBAL
BF-BOF GLOBAL (EXTRACTIVE)

*Nucor data is for 2023. Overall Global and BF-BOF Global data is for 2022, which was the latest available information as of the printing of this report.

STEEL PRODUC

In the steel products segment, Nucor produces steel joists and joist girders, steel deck, galvanized torque tubes used in solar arrays, hollow structural section (“HSS”) steel tubing, electrical conduit, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, steel grating and expanded metal, wire and wire mesh, metal building systems, insulated metal panels, steel racking, overhead doors, and utility towers and structures for communications and energy transmission. The steel products segment also includes our piling distributor.



Our capabilities in insulated metal panels, steel racking, overhead doors and towers and structures have all been acquired over the past several years as part of our Expand Beyond strategy, which we believe can enhance our profit margins, return on invested capital and free cash flow generation and, over time, accelerate our overall growth while reducing the volatility of our earnings. A value driver in each of these businesses is to readily leverage our core competencies as a highly efficient manufacturer of steel products, as well as our inclusive, safety-focused, performance-oriented culture.

Except for our overhead doors business, which at present is focused primarily on the garage door repair and replacement market, our steel products businesses primarily serve the nonresidential construction and infrastructure markets.

VULCRAFT/VERCO

The Vulcraft/Verco group is the nation’s leading producer of open-web steel joists, joist girders and steel decking, which are used primarily for nonresidential building construction. Steel joists and joist girders are produced and marketed throughout the United States by seven domestic Vulcraft facilities. The Vulcraft/Verco group’s steel decking is produced and marketed throughout the United States by nine domestic plants. Six of these plants are adjacent to Vulcraft joist facilities. The Vulcraft/Verco group also has two plants in Canada—one in Eastern Canada and one in Western Canada—that produce both joist and deck. The annual joist production capacity is approximately 745,000 tons and the annual deck production capacity is approximately 560,000 tons.

Sales of steel joists, joist girders and steel decking are dependent on the nonresidential building construction market. The majority of steel joists, joist girders and steel decking are used extensively as part of the roof and floor structural support systems in warehouses, data centers, manufacturing buildings, retail stores, shopping centers, schools, hospitals, and, to a lesser extent, in multi-story buildings and apartments. We make these products to our customers’ specifications and typically deliver them directly to a construction site according to a prearranged schedule and sequence. The majority of these contracts are firm, fixed-price contracts that are, in most cases, competitively bid against other suppliers.

Our Vulcraft/Verco group also manufactures and fabricates steel bar grating products at four of its facilities and serves the new construction and maintenance-related markets. The annual production capacity for our grating business is approximately 49,000 tons.


HAWAII
TUBULAR PRODUCTS
STEEL MESH GRATING & FASTENERS
REBAR FABRICATION
INSULATED METAL PANELS
VULCRAFT & VERCO
WAREHOUSE SYSTEMS
SKYLINE FACILITY
OVERHEAD DOORS
COLD FINISH
TOWERS & STRUCTURES
BUILDINGS GROUP
NUCOR CORPORATE OFFICE

TUBULAR PRODUCTS

The Nucor Tubular Products ("NTP") group has eight tubular facilities that are located in close proximity to Nucor's sheet mills. The NTP group produces HSS steel tubing, mechanical steel tubing, galvanized solar torque tube, piling, sprinkler pipe, heat-treated tubing and electrical conduit. HSS steel tubing, mechanical steel tubing and sprinkler pipe are used in structural and mechanical applications, including nonresidential construction, infrastructure, agricultural, automotive and construction equipment end-use markets. Heat-treated tubing and electrical conduit are primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, schools, office buildings, hotels, stadiums and shopping malls. Solar torque tube is an essential component for ground-mount solar systems.



REBAR FABRICATION

Nucor Rebar Fabrication fabricates, installs and distributes rebar for a wide variety of construction work classified as infrastructure (e.g., highways, bridges, reservoirs, utilities and airports) and various building projects, including manufacturing facilities, warehouses, data centers, hospitals, schools, stadiums, commercial office buildings and multi-tenant residential construction. We sell and install fabricated reinforcing products primarily on a construction contract bid basis.

Reinforcing products are essential to concrete construction. They supply tensile strength, as well as additional compressive strength, and can protect concrete from cracking. In many markets, Nucor Rebar Fabrication sells reinforcing products on an installed basis (i.e., Nucor Rebar Fabrication fabricates the reinforcing products for a specific application and performs the installation). Nucor Rebar Fabrication operates nearly 70 fabrication facilities across the United States and Canada, with each facility serving a local market. Total annual rebar fabrication capacity is approximately 1,736,000 tons.



PILING PRODUCTS

Skyline Steel LLC and its subsidiaries ("Skyline") are primarily steel foundation distributors serving the North American market. Skyline distributes products to service marine construction, bridge and highway construction, heavy civil construction, flood protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline also manufactures a complete line of geostructural foundation solutions, including threaded bar, micropile, strand anchors and hollow bar. It also processes and fabricates spiral weld pipe piling, rolled and welded pipe piling, and cold-formed sheet piling.

COLD FINISH

Nucor Cold Finish ("NCF") is the largest and most diversified producer of cold finished bar products for a wide range of industrial markets in North America, with assets in Canada, Mexico and throughout the United States. The total capacity of the Nucor cold finished bar and wire facilities is approximately 1,069,000 tons per year.

Nucor's cold finished facilities produce cold finished bars for demanding applications. NCF obtains most of its steel from the Nucor bar mills, ensuring consistent quality and supply through all market conditions. These facilities produce cold-drawn, turned, ground and polished steel bars that are used extensively for shafting and other precision machined applications. NCF produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars are purchased by the appliance, automotive, construction equipment, electric motor, farm machinery and fluid power industries, as well as by service centers. NCF bars are used in tens of thousands of products. A few examples include anchor bolts, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

Nucor owns a fully integrated precision castings company, Corporacion POK, S.A. de C.V. ("POK"), with a facility in Guadalajara, Mexico. POK produces complex castings and precision machined products used by the oil and gas, mining and sugar processing industries. POK produces a wide array of precision castings using steel, bronze, iron and specialty alloys. POK complements NCF's businesses and Nucor's cold finish facility in Monterrey, Mexico.

STEEL MESH & FASTENERS

Nucor manufactures wire products and industrial fasteners.

Nucor produces mesh at Nucor Steel Connecticut, Inc. and Nucor Wire Products Utah. Nucor also produces mesh in Canada at the Harris Steel Group, Inc. ("Harris") operations of Laurel Steel.

Nucor Fastener's bolt-making facility in Indiana produces carbon and alloy steel hex head cap screws, hex bolts, structural bolts, nuts and washers, finished hex nuts and custom-engineered fasteners. Nucor fasteners are used in a broad range of markets, including automotive, machine tool, farm implement, construction and military applications.

BUILDINGS GROUP

The Nucor Buildings group is the nation's leading supplier of pre-engineered metal buildings. Nucor produces metal buildings and components throughout the United States under the following brands: Nucor Building Systems, American Buildings Company and Kirby Building Systems.

The sizes of the buildings that can be produced range from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce cost-effective, energy efficient, aesthetically pleasing buildings designed to the customers' special requirements. The buildings are sold primarily through independent builder distribution networks in order to provide fast-track, customized solutions for building owners. The primary markets served are commercial, industrial and institutional buildings, including distribution centers, data centers, automobile dealerships, retail centers, schools and manufacturing facilities.

INSULATED METAL PANELS ("IMP")

We believe the Nucor Insulated Panels Group, which includes industry leading brands, CENTRIA and Metl-Span, broadens the value-added solutions that the Nucor Buildings group can provide to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations related greenhouse gas ("GHG") emissions for owners and lessees.

WAREHOUSE SYSTEMS

Nucor Warehouse Systems ("NWS") group produces and installs custom designed steel racking systems for a variety of applications, including data centers and warehouses.

OVERHEAD DOORS

In June 2022, Nucor acquired C.H.I. Overhead Doors, LLC ("CHI"), a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. We believe that by leveraging Nucor's existing sales channels into the broader nonresidential construction market we can facilitate CHI's continuing growth. CHI has two manufacturing locations.

TOWERS & STRUCTURES

In August 2022, Nucor acquired Summit Utility Structures LLC and a related company, Sovereign Steel Manufacturing LLC. These companies form Nucor Towers & Structures ("NTS"). NTS produces metal poles and other steel structures for utility infrastructure and highway signage.

In 2023, Nucor announced it will build two new manufacturing locations to expand NTS adjacent to Nucor's existing steel mills in Decatur, Alabama and Crawfordsville, Indiana.



RAW MATERIALS SEGMENT



In the raw materials segment, Nucor produces DRI and, through our DJJ subsidiary, brokers ferrous and nonferrous metals, pig iron, HBI and DRI; supplies ferro-alloys; and processes ferrous and nonferrous scrap metal. The raw materials segment also includes our natural gas production operations and our industrial gas business, Universal Industrial Gases. Nucor's raw materials investments are focused on creating an advantage for its steelmaking operations, through a global information network and a multi-pronged and flexible approach to raw materials supply.

SCRAP RECYCLING & BROKERAGE OPERATIONS

DJJ operates six regional scrap recycling companies across the United States that together have shredders capable of processing approximately 5,878,000 tons of ferrous scrap annually. DJJ's scrap recycling operations use expertise and technology to maximize metal recovery and minimize waste.

DJJ is the leading broker of ferrous scrap in North America and is a global trader of scrap metal, pig iron and other metallics. In addition to sourcing steel scrap for Nucor's mills, DJJ is a global trader of ferro-alloys and nonferrous metals. DJJ's logistics team owns and operates one of the largest independent fleets of railcars in the United States dedicated to the movement of scrap and steel and also offers railcar leasing and railcar fleet management services. These activities have value to Nucor as the leading and most diversified North American steel producer.

Our primary external customers for ferrous scrap are EAF steel mills and foundries that use ferrous scrap as a raw material in their manufacturing process. External customers purchasing nonferrous scrap metal include aluminum can producers, secondary aluminum smelters, steel mills, and other processors and consumers of various nonferrous metals. We market scrap metal products and related services to our external customers through in-house sales forces. In 2023, approximately 8% of the ferrous and nonferrous metals and scrap substitute tons we brokered and processed were sold to external customers. We consumed the balance in our steel mills.


SCRAP PROCESSING
BROKERAGE OFFICES
DRI PLANTS
OTHER
NUCOR CORPORATE OFFICE


TRINIDAD

DIRECT REDUCED IRON OPERATIONS

DRI is a substitute material for high-quality grades of scrap and pig iron. Nucor operates two DRI plants which supplied approximately 3,350,000 metric tons of material with world-class metallization rates and carbon content to our steel mills in 2023. Nucor's wholly owned subsidiary, Nu-Iron Unlimited, is located in Trinidad and benefits from a low-cost supply of natural gas and favorable logistics for inbound iron ore and shipment of DRI to the United States. Nucor's second DRI plant in Louisiana also benefits from favorable logistics and proximity to our steel mill customers.

Nucor's DRI production and brokering capabilities provide our steel mills flexibility to quickly adjust their metallic input mix to changing market conditions, enabling them to maintain competitiveness in the often-volatile ferrous scrap market. With the potential for high-quality scrap to become scarcer, coupled with the risk of third-party supplier disruptions, Nucor's DRI facilities provide a greater degree of certainty over metallics supply to our steel mills.

NATURAL GAS PRODUCTION PROGRAMS

Nucor owns operating wells and leasehold interests in natural gas properties in the South Piceance Basin in the Western Slope of Colorado.

Nucor's access to a long-term, low-cost supply of natural gas is a component in the execution of Nucor's raw material strategy. Natural gas produced by Nucor's production operations is sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana and our steel mills in the United States.

PROCESS GASES

Universal Industrial Gases ("UIG") provides the capability to build and operate our own air separation units to serve our steel mills, providing us with an alternative to long term service contracts with outside providers. Where economies of scale and regional market conditions warrant, we can also sell excess output from these plants on a merchant basis. As of December 31, 2023, Nucor had six industrial gas plants operating, and eight others at various stages of commissioning, construction, or planning.



DIVERSIFIED PRODUCT MIX

TOTAL TONS SOLD TO OUTSIDE CUSTOMERS IN 2023


Sheet
Bar
Structural
Plate
Joist
Deck
Tubular Products
Rebar Fabrication
Other Downstream
Raw Materials
37%
23%
7%
7%
2%
1%
4%
5%
6%
8%


36,000
30,000
24,000
18,000
12,000
6,000
thousands of tons
1,500
1,250
1,000
750
500
250
dollars
year
19
20
21
22
23
TOTAL TONS SOLD TO OUTSIDE CUSTOMERS
AVERAGE SALES PRICE PER TON


500
400
300
200
100
dollars
year
21
4th Q 21
22
4th Q 22
23
4th Q 23

AVERAGE SCRAP AND SCRAP SUBSTITUTE COST PER GROSS TON USED


$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
60%
50%
40%
30%
20%
10%
year
19
20
21
22
23
DILUTED EARNINGS PER SHARE
RETURN ON AVERAGE STOCKHOLDERS' EQUITY


12,000
10,000
8,000
6,000
4,000
2,000
millions of dollars
year
19
20
21
22
23
CASH PROVIDED BY OPERATIONS


9%
11%
48%
32%

STEEL CAPACITY
AT DECEMBER 31, 2023

Product	Thousands of Tons
Sheet	14,600
Bar	9,560
Structural	3,250
Plate	2,800
Total	**30,210**


<1%
1%
2%
1%
3%
2%
1%
6%
27%
9%
11%
21%
16%

STEEL PRODUCTS CAPACITY
AT DECEMBER 31, 2023

Product	Thousands of Tons
Rebar Fabrication	1,736
Tubular	1,365
Cold Finish	1,069
Joist	745
Deck	560
Buildings Group	355
Insulated Metal Panel	97
Steel Mesh	128
Grating	49
Fastener	75
Warehouse Systems	168
Overhead Doors	125
Towers & Structures	10
Total	**6,482**

BOARD OF DIRECTORS



BOARD OF DIRECTORS, from left-to-right: Michael W. Lamach, Laurette T. Koellner, Nicholas C. Gangestad, Joseph D. Rupp, Leon J. Topalian, Christopher J. Kearney, Norma B. Clayton, Patrick J. Dempsey, Nadja Y. West

BOARD OF DIRECTORS

NORMA B. CLAYTON
Retired Vice President,
The Boeing Company

PATRICK J. DEMPSEY
Retired President & CEO,
Barnes Group Inc.

NICHOLAS C. GANGESTAD
Senior Vice President
Chief Financial Officer,
Rockwell Automation, Inc.

CHRISTOPHER J. KEARNEY
Lead Director, Nucor Corporation
Retired Chairman, CEO & President,
SPX FLOW, Inc.

LAURETTE T. KOELLNER
Retired President,
Boeing International

MICHAEL W. LAMACH
Retired Executive Chair & CEO,
Trane Technologies plc

JOSEPH D. RUPP
Retired Chairman and CEO,
Olin Corporation

LEON J. TOPALIAN
Chair, President and Chief Executive
Officer, Nucor Corporation

NADJA Y. WEST
Lieutenant General,
U.S. Army (Retired) & Former Commanding
General of U.S. Army Medical Command

EXECUTIVE MANAGEMENT

CORPORATE OFFICE

LEON J. TOPALIAN
Chair, President and
Chief Executive Officer

STEPHEN D. LAXTON
Chief Financial Officer, Treasurer
and Executive Vice President

DAVID A. SUMOSKI
Chief Operating Officer

ALLEN C. BEHR
Executive Vice President
Plate and Structural Products

BRADLEY FORD
Executive Vice President
Fabricated Construction Products

NOAH C. HANNERS
Executive Vice President
Raw Materials

JOHN J. HOLLATZ
Executive Vice President
Bar, Engineered Bar and
Rebar Fabrication Products

DOUGLAS J. JELLISON
Executive Vice President
Strategy

GREGORY J. MURPHY
Executive Vice President
Business Services and
General Counsel

DANIEL R. NEEDHAM
Executive Vice President
Commercial

K. REX QUERY
Executive Vice President
Sheet Products and Talent Resources

D. CHAD UTERMARK
Executive Vice President
New Markets and Innovation

DOMINIC ALLAM
General Manager of
Automotive Solutions

THOMAS J. BATTERBEE
Vice President of Nucor
President of Vulcraft/Verco Group

CHAD BEARD
Vice President of Nucor
President of Rebar Fabrication

CHRISTOPHER J. BEDELL
General Manager of
Corporate Legal Affairs

TROY A. BROOKS III
President of Engineered Bar Group
Vice President of Nucor

PATRICK DEMPSEY
General Manager of
Commercial Sheet Products

A. RAE EAGLE
Vice President and
Corporate Secretary

FRANK M. FISHER, JR.
General Manager of
Wind Energy Solutions

NATHAN FRASER
Vice President of Nucor
President of Sheet Group

JON P. HAYES
General Manager of Construction

TIM HILL
General Manager of Sustainability
Solutions

JASON R. HIMMER
General Manager of Logistics

E. ALEX HOFFMAN
Vice President of Business Development

JOHNNY E. JACOBS
Vice President of Construction

MICHAEL D. KELLER
Vice President and Corporate Controller

SCOTT LANIER
General Manager and
Assistant Corporate Controller

DONOVAN E. MARKS
Vice President of
Human Resources and Safety

MATTHEW MENSCER
General Manager of Internal Audit

DAVE MIRACLE
General Manager of Environmental Affairs

BENJAMIN M. PICKETT
Vice President of Public Affairs

MARK SCHAEFER
General Manager of Special Projects

RANDY J. SPICER
Vice President of Nucor
President of Nucor Tubular Products

TABITHA S. STINE
General Manager of Marketing & Brand
and Energy Solutions

JACK SULLIVAN
General Manager of Investor Relations

BRADFORD G. TRUE
General Manager of Resource
Development

CHRIS D. TRUNCK
Vice President of Taxes

SUSHMA S. WALKER
Vice President of Nucor
President of Nucor Business Technology

JOSH WALL
Vice President of Nucor
President of Nucor Buildings Group and
Nucor Insulated Panel Group

DOUGLAS R. WILNER
Vice President of
Corporate Legal Affairs

OPERATING FACILITIES

KEVIN E. BARKSDALE
Vice President, General Manager
Nucor Steel Birmingham, Inc.
Birmingham, Alabama

DONALD A. BARNEY
General Manager of Nucor
President of Skyline Steel LLC

MATTHEW BLITCH
Vice President, General Manager
Nucor Steel Kingman, LLC
Kingman, Arizona

AARON BRASSFIELD
General Manager
American Buildings Company
El Paso, Illinois

MATT BROOKS
Vice President, General Manager
Nucor Steel Decatur, LLC
Decatur, Alabama

PETER CAMPBELL
General Manager
Nucor Rebar Fabrication

CHRIS CARLSON
General Manager
Nucor Rebar Fabrication

THAD W. CHAPMAN
Vice President, General Manager
Nucor Insulated Panel Group LLC

JEFFREY DAVIS
Vice President, General Manager
Western Metals Recycling and
Texas Port Recycling
Salt Lake City, Utah

MARK DAVIS
General Manager
Nucor Steel Seattle, Inc.
Seattle, Washington

LAURENT DEMEY
Vice President, General Manager
Nucor Towers & Structures

CLAY DODGEN
Vice President, General Manager
Nucor Buildings Group
Terrell, Texas

RYAN ECKERT
General Manager
Advantage Metals Recycling
St. Louis, Missouri

SAM ERVIN
General Manager
Vulcraft Division
Grapeland, Texas

ALFREDO ESAA
General Manager
Nucor Steel Connecticut, Inc.
Wallingford, Connecticut

BOB EVISTON
Vice President, General Manager
River Metals Recycling and
Metal Recycling Services
Newport, Kentucky

JOHN C. FARRIS
Vice President, General Manager
Nucor Steel West Virginia LLC
Apple Grove, West Virginia

B. SAMUEL FISHLEDER
Vice President, General Manager
Plate Mill Division
Hertford County, North Carolina

JOEY FOSTER
General Manager
Vulcraft Canada

JASON FREIDENBERGER
Vice President, General Manager
Bar Mill Division
Darlington, South Carolina

JOE FRONZAGLIO
Vice President, General Manager
Trademark Metals Recycling
Tampa, Florida

JERALD E. GAINES, JR.
Vice President, General Manager
Sheet Mill Division
Hickman, Arkansas

DARIN GARDNER
Vice President, General Manager
Vulcraft Division
Brigham City, Utah

TIM GEARY
Vice President, General Manager
Vulcraft Division
Norfolk, Nebraska

CALVIN HART
Vice President, General Manager
Nucor Steel Louisiana LLC
St. James Parish, Louisiana

JOHN HEDEN
Vice President, General Manager
Bar Mill Division
Jewett, Texas

MICHAEL HESS
Vice President, General Manager
Bar Mill Division
Lexington, North Carolina

TOM HURLEY
General Manager
Nucor Rebar Fabrication

ALAN JOHNSON
Vice President, General Manager
Vulcraft of New York, Inc.
Chemung, New York

RONALD K. KESSEL, JR.
Vice President, General Manager
Nucor Steel Sedalia LLC
Sedalia, Missouri

METKA KOLM
General Manager
Nucor Steel Auburn, Inc.
Auburn, New York

KRIS KUTTERER
General Manager
Nucor Buildings Group West

SCOTT LAURENTI
Vice President, General Manager
Nucor Steel Gallatin LLC
Ghent, Kentucky

KRISTOPHUR LEE
General Manager
Nucor Tubular Products
Chicago, Illinois

MICHAEL D. LEE
Vice President, General Manager
Sheet Mill Division, Beam Mill Division
Berkeley County, South Carolina

CHRISTOPHER N. LOCKE
Vice President, General Manager
Nucor Steel Jackson, Inc.
Jackson, Mississippi

JOSEPH B. LOOSLE
Vice President, General Manager
Fastener Division
St. Joe, Indiana

MATTHEW J. LYONS
Vice President, General Manager
Nucor Steel Seattle, Inc.
Seattle, Washington

MICHAEL MAYHALL
General Manager
Vulcraft Division
St. Joe, Indiana

EUGENE MCMANUS
General Manager
U.S. Rebar Fabrication

TOMAS A. MILLER
Vice President, General Manager
Cold Finish

ERIC J. MITCHELL
Vice President, General Manager
Nucor Steel Marion, Inc.
Marion, Ohio

GREG MITTENDORF
Vice President, General Manager
Verco Decking, Inc.
Phoenix, Arizona

ZACH MOON
Vice President, General Manager
California Steel Industries, Inc.
Fontana, California

Nucor-JFE Steel Mexico, S. de R.L. de C.V.

CURTIS MOORE
Vice President, General Manager
Nu-Iron Unlimited
Point Lisas, Trinidad

MARC MOORE
General Manager
Vulcraft Division
Florence, South Carolina

KENNETH D. NICHOLS, JR.
Vice President, General Manager
Cold Finish

ERIC A. NYSTROM
Vice President, General Manager
Nucor Steel Memphis Inc.
Memphis, Tennessee

DAVID OLMSTED
Vice President, General Manager
Nucor Warehouse Systems

SCOTT PAPE
General Manager
Universal Industrial Gases, LLC

BRIAN T. PHILLIPPI
Vice President, General Manager
Nucor Steel Tuscaloosa Inc.
Tuscaloosa, Alabama

NATHAN P. PRANGER
Vice President, General Manager
Nucor Rebar Fabrication

JOHN PRESSLY
General Manager
Latin America

ERIC RADTKE
Vice President, General Manager
Sheet Mill Division
Crawfordsville, Indiana

CHRIS RICE
Vice President, General Manager
Plate Mill Division
Brandenburg, Kentucky

ROBIN ROSE
Vice President, General Manager
Cold Finish

TREVOR SAUNDERS
Vice President, General Manager
The David J. Joseph Company
Cincinnati, Ohio

ROBERT SINGLETON
Vice President, General Manager
Nucor Tubular Products
Decatur, Alabama

MARK G. SPECHT
Vice President, General Manager
Kirby Building Systems LLC
Portland, Tennessee

NICKOLE M. TAYLOR
Vice President, General Manager
Nucor Tubular Products
Louisville, Kentucky

JOHANNA L. THREM
Vice President, General Manager
Bar Mill Division
Norfolk, Nebraska

KEVIN VAN DE VEN
Vice President, General Manager
Nucor Steel Kankakee, Inc.
Kankakee, Illinois

MARK VAN DYKEN
Vice President, General Manager
Nucor Buildings Group
Waterloo, Indiana

TIMOTHY T. WHALEN
Vice President, General Manager
Vulcraft Division
Fort Payne, Alabama

DEVIN WEBSTER
General Manager
Nucor Buildings Group
Swansea, South Carolina

M. DREW WILCOX
Vice President, General Manager
Nucor Steel Florida Inc.
Frostproof, Florida

JON D. WITHEROW
Vice President, General Manager
Nucor-Yamato Steel Company
Blytheville, Arkansas

ADAM ZEWE
Vice President, General Manager
Bar Mill Division
Plymouth, Utah

CORPORATE OFFICE

1915 Rexford Road
Charlotte, North Carolina 28211
Phone 704/366-7000
Fax 704/362-4208

STOCK TRANSFERS
DIVIDEND DISBURSING
DIVIDEND REINVESTMENT

Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660
Phone 877/715-0504
Fax 718/236-2641

ANNUAL MEETING

The 2024 annual meeting of stockholders will be held at 9:00 a.m., Eastern Time, on Thursday, May 9, 2024. To participate in the annual meeting, visit www.virtualshareholdermeeting.com/NUE2024.

STOCK LISTING

Nucor's common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2024, there were approximately 11,000 stockholders of record.

FORM 10-K

A copy of Nucor's 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") is available to stockholders without charge upon request to A. Rae Eagle, Vice President and Corporate Secretary, at Nucor's corporate office.

INTERNET ACCESS

Nucor's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports, as well as proxy statements and other information, are on Nucor's website, www.nucor.com, as soon as reasonably practicable after Nucor files these documents electronically with, or furnishes them to, the SEC. Additional information available on our website includes our Corporate Governance Principles, Board of Directors Committee Charters, Standards of Business Conduct and Ethics and Code of Ethics for Senior Financial Professionals as well as various other financial and statistical data.

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in each of Nucor common stock, the S&P 500 Index and the S&P 1500 Steel Index, all at year-end 2018. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 34% of the S&P 1500 Steel Index at year-end 2023 (39% at year-end 2018).


400
300
200
100
dollars
2018
2019
2020
2021
2022
2023

STOCK PERFORMANCE

▲ NUCOR CORPORATION
● S&P 500 INDEX
■ S&P 1500 STEEL GROUP INDEX

MIX
Paper from responsible sources
FSC® C017621

THIS ANNUAL REPORT HAS BEEN PRINTED ON SUSTAINABLY SOURCED MATERIAL.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 1-4119

NUCOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-1860817 (I.R.S. Employer Identification No.)
1915 Rexford Road, Charlotte, North Carolina (Address of principal executive offices)	28211 (Zip Code)

Registrant’s telephone number, including area code: (704) 366-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.40 per share	NUE	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant’s common stock held by non-affiliates was approximately $40.56 billion based upon the closing sales price of the registrant’s common stock on the last business day of the registrant’s most recently completed second fiscal quarter, July 1, 2023.

The number of shares of the registrant’s common stock outstanding as of February 21, 2024 was 240,745,037.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's annual report to stockholders for the year ended December 31, 2023, which will be posted to the registrant's website and furnished to the SEC subsequent to the date hereof are incorporated by reference into Part II of this report to the extent described herein. Portions of the registrant’s definitive proxy statement to be filed with the SEC in connection with the registrant’s 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this report to the extent described herein.

Nucor Corporation
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2023

Table of Contents

PART I

Item 1. Business.

Overview

Nucor Corporation, a Delaware corporation incorporated in 1958, and its affiliates ("Nucor," the "Company," "we," "us" or "our") manufacture steel and steel products. The Company also produces and procures ferrous and non-ferrous materials primarily for use in its steel manufacturing business. Most of the Company's operating facilities and customers are located in North America. The Company's operations include international trading and sales companies that buy and sell steel and steel products manufactured by the Company and others.

Nucor is North America's largest recycler, using scrap steel as the primary raw material in producing steel and steel products. In 2023, we recycled approximately 18.4 million gross tons of scrap steel.

Segments, Principal Products Produced, and Markets and Marketing

Nucor reports its results in three segments: steel mills, steel products and raw materials. The steel mills segment is Nucor's largest segment, representing 58% of the Company's sales to external customers in the year ended December 31, 2023.

We market products from the steel mills and steel products segments mainly through in-house sales forces. We also utilize our internal distribution and trading companies to market our products abroad. The markets for these products are largely tied to end-use markets such as nonresidential construction, durable goods and capital spending that are affected by changes in general economic conditions.

We are a leading domestic provider for most of the products we supply, and, in many cases (e.g., structural steel, merchant bar steel, steel joist and deck, pre-engineered metal buildings, steel piling, cold finish bar steel, steel electrical conduit pipe and insulated metal panels), we are the leading supplier.

In recent years we have embarked on a strategy to advance Nucor's capabilities and further its value creation, as summarized in our Mission Statement: Grow the Core, Expand Beyond and Live Our Culture.

We have examined and prioritized growth opportunities across our core steelmaking, steel products and raw materials operations, and we have identified and executed on several acquisitions and investments to expand the products and services we offer beyond our traditional capabilities. We believe that the Expand Beyond growth opportunities we are pursuing leverage our core competency as a highly efficient, industrial manufacturer working primarily with steel and steel products, while positioning us to generate attractive profit margins and returns on our invested capital selling products into growing end-use markets.

Steel mills segment

In the steel mills segment, Nucor produces sheet steel (hot-rolled, cold-rolled and galvanized), plate steel, structural steel (wide-flange beams, beam blanks, H-piling and sheet piling) and bar steel (blooms, billets, concrete reinforcing bar, merchant bar and engineered special bar quality ("SBQ")). Nucor manufactures steel principally from scrap steel and scrap steel substitutes using electric arc furnaces ("EAFs") along with continuous casting and automated rolling mills. The steel mills segment also includes Nucor's equity method investment in NuMit LLC ("NuMit") (see "Steel joint ventures"- below), as well as international trading and distribution companies that buy and sell steel manufactured by the Company and other steel producers.

The steel mills segment sells its products primarily to steel service centers, fabricators and manufacturers located throughout the United States, Canada and Mexico. The steel mills segment sold

approximately 18,552,000 tons to outside customers in 2023. In 2023, 80% of the shipments made by our steel mills segment were to external customers. The remaining 20% of the steel mills segment's shipments went to our steel products segment.

- *Bar mills* - Nucor has 15 bar mills located across the United States that manufacture a broad range of products, including concrete reinforcing bars, hot-rolled bars, rounds, light shapes, structural angles, channels, wire rod and highway products in carbon and alloy steels. Four of the bar mills have a significant focus on manufacturing SBQ and wire rod products.

  Steel produced by our bar mills has a wide usage serving end markets, including the agricultural, automotive, construction, energy, furniture, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Considering Nucor's production capabilities and the mix of bar products generally produced and marketed, the capacity of the bar mills is estimated at approximately 9,560,000 tons per year.

  Reinforcing and merchant bar steel are sold in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders. Our SBQ products are hot-rolled to exacting specifications primarily servicing the automotive, energy, agricultural, heavy equipment and transportation sectors.

  In April 2022, Nucor announced that it will build a new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. The new micro mill is currently under construction.

  In February 2024, Nucor announced that the Board of Directors approved $860 million to construct a rebar micro mill in the Pacific Northwest. Nucor is evaluating potential locations, and the project is expected to take two years to construct, subject to regulatory approvals.

- *Sheet mills* - Nucor operates six sheet mills that produce flat-rolled steel for automotive, appliance, construction, pipe and tube and many other industrial and consumer applications. Included in our six sheet mills is California Steel Industries, Inc., in which Nucor has a 51% controlling ownership position. Considering Nucor's production capabilities and the mix of flat-rolled products generally produced and marketed, the capacity of the sheet mills is estimated at approximately 14,600,000 tons per year. All of our sheet mills are equipped with galvanizing lines and four of them are equipped with cold rolling mills for further processing of hot-rolled sheet steel.

  Nucor produces hot-rolled, cold-rolled and galvanized sheet steel to customers' specifications. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year. We estimate that greater than 80% of our sheet steel sales in 2023 were to contract customers. These sheet sales contracts are noncancellable agreements that generally incorporate monthly or quarterly price adjustments reflecting changes in the current market-based indices and/or raw material cost, and typically have terms ranging from six to 12 months. The balance of our sheet steel sales were made in the spot market at prevailing prices at the time of sale. The number of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers' requirements while considering the expected profitability, our desire to sustain a diversified customer base, and our end-use customers' perceptions about future market conditions.

  Nucor owns a 51% controlling economic and voting interest in Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"). NJSM is a joint venture with JFE Steel Corporation ("JFE") of Japan that operates a galvanized sheet steel plant in central Mexico with an annual capacity of approximately 400,000 tons, that is expected to supply the country's automotive market.

  In January 2022, Nucor announced it had selected Mason County, West Virginia as the site for its new 3-million-ton state-of-the-art sheet mill. When operational, the new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines capable of producing advanced high-end automotive and construction grades.

- *Structural mills* - Nucor operates two structural mills that produce wide-flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. Nucor owns a 51% interest in Nucor-Yamato Steel Company (Limited Partnership) ("Nucor-Yamato") located in Blytheville, Arkansas. Nucor-Yamato is the only North American producer of high-strength, low-alloy beams. Common applications for the high-strength, low-alloy beams include gravity columns for high-rise buildings, long-span trusses for stadiums and convention centers, and for use in all projects where seismic design is a critical factor. The benefits of high-strength, low-alloy beams are increasingly recognized by Nucor's customers in the construction sector. These include savings in terms of construction time, weight, space, and overall environmental impact. Nucor sells its high-strength, low-alloy beams under the trade name AEOS™.

  Nucor also owns a steel beam mill in Berkeley County, South Carolina. Considering Nucor's production capabilities and the mix of structural products generally produced and marketed, the capacity of the two structural mills is estimated at approximately 3,250,000 tons per year. .

  Structural steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

- *Plate mills* - Nucor operates three plate mills that produce plate for manufacturers of barges, bridges, heavy equipment, rail cars, refinery tanks, ships, wind towers and other items. Our products are further used in the pipe and tube, pressure vessel, transportation and construction industries. Considering Nucor's production capabilities and the mix of plate products generally produced and marketed, the capacity of the plate mills is estimated at approximately 4,000,000 tons per year.

  Plate steel products come in standard sizes and grades, which allows us to maintain inventory levels of these products to meet our customers' expected orders.

- *Steel joint venture* - Nucor owns a 50% economic and voting interest in NuMit, a company that owns 100% of the equity interest in Steel Technologies LLC ("Steel Technologies"), an operator of 30 strategically located sheet processing facilities in the United States, Canada and Mexico. Steel Technologies transforms flat-rolled steel into products that meet exacting specifications for customers in a wide range of industries, including the automotive, agricultural and consumer goods markets.

Steel products segment

In the steel products segment, Nucor produces steel joists and joist girders, steel deck, galvanized torque tubes used in solar arrays, hollow structural section ("HSS") steel tubing, electrical conduit, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, steel grating and expanded metal, wire and wire mesh, metal building systems, insulated metal panels, steel racking, overhead doors, and utility towers and structures for communications and energy transmission. The steel products segment also includes our piling distributor.

Our capabilities in insulated metal panels, steel racking, overhead doors and towers and structures have all been acquired over the past several years as part of our Expand Beyond strategy, which we believe can enhance our profit margins, return on invested capital and free cash flow generation and, over time, accelerate our overall growth while reducing the volatility of our earnings. A value driver in each of these businesses is to readily leverage our core competencies as a highly efficient manufacturer of steel products, as well as our inclusive, safety-focused, performance-oriented culture.

Except for our overhead doors business, which at present is focused primarily on the garage door repair and replacement market, our steel products businesses primarily serve the nonresidential construction and infrastructure markets.

- *Vulcraft/Verco* – The Vulcraft/Verco group is the nation's leading producer of open-web steel joists, joist girders and steel decking, which are used primarily for nonresidential building

construction. Steel joists and joist girders are produced and marketed throughout the United States by seven domestic Vulcraft facilities. The Vulcraft/Verco group's steel decking is produced and marketed throughout the United States by nine domestic plants. Six of these plants are adjacent to Vulcraft joist facilities. The Vulcraft/Verco group also has two plants in Canada—one in Eastern Canada and one in Western Canada—that produce both joist and deck. The annual joist production capacity is approximately 745,000 tons and the annual deck production capacity is approximately 560,000 tons.

Sales of steel joists, joist girders and steel decking are dependent on the nonresidential building construction market. The majority of steel joists, joist girders and steel decking are used extensively as part of the roof and floor structural support systems in warehouses, data centers, manufacturing buildings, retail stores, shopping centers, schools, hospitals, and, to a lesser extent, in multi-story buildings and apartments. We make these products to our customers' specifications and typically deliver them directly to a construction site according to a prearranged schedule and sequence. The majority of these contracts are firm, fixed-price contracts that are, in most cases, competitively bid against other suppliers.

Our Vulcraft/Verco group also manufactures and fabricates steel bar grating products at four of its facilities and serves the new construction and maintenance-related markets. The annual production capacity for our grating business is approximately 49,000 tons.

- *Tubular products* – The Nucor Tubular Products ("NTP") group has eight tubular facilities that are located in close proximity to Nucor's sheet mills. The NTP group produces HSS steel tubing, mechanical steel tubing, galvanized solar torque tube, piling, sprinkler pipe, heat-treated tubing and electrical conduit. HSS steel tubing, mechanical steel tubing and sprinkler pipe are used in structural and mechanical applications, including nonresidential construction, infrastructure, agricultural, automotive and construction equipment end-use markets. Heat-treated tubing and electrical conduit are primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, schools, office buildings, hotels, stadiums and shopping malls. Solar torque tube is an essential component for ground-mount solar systems.
- *Rebar fabrication* – Nucor Rebar Fabrication fabricates, installs and distributes rebar for a wide variety of construction work classified as infrastructure (e.g., highways, bridges, reservoirs, utilities and airports) and various building projects, including manufacturing facilities, warehouses, data centers, hospitals, schools, stadiums, commercial office buildings and multi-tenant residential construction. We sell and install fabricated reinforcing products primarily on a construction contract bid basis.

  Reinforcing products are essential to concrete construction. They supply tensile strength, as well as additional compressive strength, and protect concrete from cracking. In many markets, Nucor Rebar Fabrication sells reinforcing products on an installed basis (i.e., Nucor Rebar Fabrication fabricates the reinforcing products for a specific application and performs the installation). Nucor Rebar Fabrication operates nearly 70 fabrication facilities across the United States and Canada, with each facility serving a local market. Total annual rebar fabrication capacity is approximately 1,736,000 tons.
- *Piling products* - Skyline Steel LLC and its subsidiaries ("Skyline") are primarily steel foundation distributors serving the North American market. Skyline distributes products to service marine construction, bridge and highway construction, heavy civil construction, flood protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline also manufactures a complete line of geostructural foundation solutions, including threaded bar, micropile, strand anchors and hollow bar. It also processes and fabricates spiral weld pipe piling, rolled and welded pipe piling, and cold-formed sheet piling.

- *Cold finish* - Nucor Cold Finish (“NCF”) is the largest and most diversified producer of cold finished bar products for a wide range of industrial markets in North America, with assets in Canada, Mexico and throughout the United States. The total capacity of the Nucor cold finished bar and wire facilities is approximately 1,069,000 tons per year.

  Nucor’s cold finished facilities produce cold finished bars for demanding applications. NCF obtains most of its steel from the Nucor bar mills, ensuring consistent quality and supply through all market conditions. These facilities produce cold-drawn, turned, ground and polished steel bars that are used extensively for shafting and other precision machined applications. NCF produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars are purchased by the appliance, automotive, construction equipment, electric motor, farm machinery and fluid power industries, as well as by service centers. NCF bars are used in tens of thousands of products. A few examples include anchor bolts, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

  Nucor owns a fully integrated precision castings company, Corporacion POK, S.A. de C.V. (“POK”), with a facility in Guadalajara, Mexico. POK produces complex castings and precision machined products used by the oil and gas, mining and sugar processing industries. POK produces a wide array of precision castings using steel, bronze, iron and specialty alloys. POK complements NCF’s businesses and Nucor’s cold finish facility in Monterrey, Mexico.

- *Steel mesh and fasteners* – Nucor manufactures wire products and industrial fasteners.

  Nucor produces mesh at Nucor Steel Connecticut, Inc. and Nucor Wire Products Utah. Nucor also produces mesh in Canada at the Harris Steel Group, Inc. ("Harris") operations of Laurel Steel.

  Nucor Fastener’s bolt-making facility in Indiana produces carbon and alloy steel hex head cap screws, hex bolts, structural bolts, nuts and washers, finished hex nuts and custom-engineered fasteners. Nucor fasteners are used in a broad range of markets, including automotive, machine tool, farm implement, construction and military applications.

- *Buildings group* – The Nucor Buildings group is the nation’s leading supplier of pre-engineered metal buildings. Nucor produces metal buildings and components throughout the United States under the following brands: Nucor Building Systems, American Buildings Company and Kirby Building Systems.

  The sizes of the buildings that can be produced range from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce cost-effective, energy efficient, aesthetically pleasing buildings designed to the customers’ special requirements. The buildings are sold primarily through independent builder distribution networks in order to provide fast-track, customized solutions for building owners. The primary markets served are commercial, industrial and institutional buildings, including distribution centers, data centers, automobile dealerships, retail centers, schools and manufacturing facilities.

- *Insulated metal panels (“IMP”)* – We believe the Nucor Insulated Panels Group, which includes industry leading brands, CENTRIA and Metl-Span, broadens the value-added solutions that the Nucor Buildings group can provide to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations related greenhouse gas (“GHG”) emissions for owners and lessees.

- *Warehouse Systems* – Nucor Warehouse Systems (“NWS”) produces and installs custom designed steel racking systems for a variety of applications, including data centers and warehouses.

- *Overhead doors* – In June 2022, Nucor acquired C.H.I. Overhead Doors, LLC ("CHI"), a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. We believe that by leveraging Nucor's existing sales channels into the broader nonresidential construction market we can facilitate CHI's continuing growth. CHI has two manufacturing locations.
- *Towers & Structures* – In August 2022, Nucor acquired Summit Utility Structures LLC and a related company, Sovereign Steel Manufacturing LLC. These companies form Nucor Towers & Structures ("NTS"). NTS produces metal poles and other steel structures for utility infrastructure and highway signage.

  In 2023, Nucor announced it will build two new manufacturing locations to expand NTS adjacent to Nucor's existing steel mills in Decatur, Alabama and Crawfordsville, Indiana.

Raw materials segment

In the raw materials segment, Nucor produces DRI and, through our DJJ subsidiary, brokers ferrous and nonferrous metals, pig iron, HBI and DRI; supplies ferro-alloys; and processes ferrous and nonferrous scrap metal. The raw materials segment also includes our natural gas production operations and our industrial gas business, Universal Industrial Gases. Nucor's raw materials investments are focused on creating an advantage for its steelmaking operations, through a global information network and a multi-pronged and flexible approach to raw materials supply.

- *Scrap recycling and brokerage operations* - DJJ operates six regional scrap recycling companies across the United States that together have shredders capable of processing approximately 5,878,000 tons of ferrous scrap annually. DJJ's scrap recycling operations use expertise and technology to maximize metal recovery and minimize waste.

  DJJ is the leading broker of ferrous scrap in North America and is a global trader of scrap metal, pig iron and other metallics. In addition to sourcing steel scrap for Nucor's mills, DJJ is a global trader of ferro-alloys and nonferrous metals. DJJ's logistics team owns and operates one of the largest independent fleets of railcars in the United States dedicated to the movement of scrap and steel and also offers railcar leasing and railcar fleet management services. These activities have value to Nucor as the leading and most diversified North American steel producer.

  Our primary external customers for ferrous scrap are EAF steel mills and foundries that use ferrous scrap as a raw material in their manufacturing process. External customers purchasing nonferrous scrap metal include aluminum can producers, secondary aluminum smelters, steel mills, and other processors and consumers of various nonferrous metals. We market scrap metal products and related services to our external customers through in-house sales forces. In 2023, approximately 8% of the ferrous and nonferrous metals and scrap substitute tons we brokered and processed were sold to external customers. We consumed the balance in our steel mills.
- *Direct reduced iron operations* - DRI is a substitute material for high-quality grades of scrap and pig iron. Nucor operates two DRI plants which supplied approximately 3,350,000 metric tons of material with world-class metallization rates and carbon content to our steel mills in 2023. Nucor's wholly owned subsidiary, Nu-Iron Unlimited, is located in Trinidad and benefits from a low-cost supply of natural gas and favorable logistics for inbound iron ore and shipment of DRI to the United States. Nucor's second DRI plant in Louisiana also benefits from favorable logistics and proximity to its steel mill customers.

  Nucor's DRI production and brokering capabilities provide our steel mills flexibility to quickly adjust their metallic input mix to changing market conditions, enabling them to maintain competitiveness in the often-volatile ferrous scrap market. With the potential for high-quality scrap to become scarcer, coupled with the risk of third-party supplier disruptions, Nucor's DRI facilities provide a greater degree of certainty over metallics supply to its steel mills.

- *Natural gas production programs* - Nucor owns operating wells and leasehold interests in natural gas properties in the South Piceance Basin in the Western Slope of Colorado.

  Nucor's access to a long-term, low-cost supply of natural gas is a component in the execution of Nucor's raw material strategy. Natural gas produced by Nucor's production operations is sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana and our steel mills in the United States.

- Process Gases – Universal Industrial Gases ("UIG") provides the capability to build and operate our own air separation units to serve our steel mills, providing us with an alternative to long term service contracts with outside providers. Where economies of scale and regional market conditions warrant, we can also sell excess output from these plants on a merchant basis. As of December 31, 2023, Nucor had six industrial gas plants operating, and eight others at various stages of commissioning, construction, or planning.

Customers and Markets

We have a diverse customer base and are not dependent on any single customer. Our largest single customer in 2023 represented approximately 5% of sales and consistently pays within terms. Our steel mills use a significant portion of the products of the raw materials segment while our steel products segment uses approximately 20% of our steel mills' output.

We believe that nonresidential construction is the largest end-use market that we serve. Products from our steel mills and steel products segments are used in a variety of nonresidential construction applications (e.g., commercial, industrial and infrastructure).

In recent years, we have come to see our EAF-based steelmaking method, with its lower GHG intensity when compared with blast furnace technology that is reliant on mined or extracted virgin iron ore and coking coal, as a competitive advantage for reasons beyond its flexible, highly variable cost base. Customers are expressing greater concern for the GHG emissions in their supply chains and are prioritizing sourcing their steel requirements from EAF-based steelmakers for incorporation into their projects and products.

We have developed branded product lines to leverage this, and other advantages conferred by our specialized capabilities:

- Our AEOS™ line of high-strength, low-alloy steel beams is one such example. AEOS™'s benefits are increasingly recognized by Nucor's customers in the construction sector. These include savings in terms of construction time, weight, space and overall environmental impact.
- Our ECONIQ™ line of net zero carbon steel is another example. We launched ECONIQ™ during 2021 and have found interest from customers in both the automotive and construction end-use markets. These are the two largest end-use markets for steel in the United States.
- Our Elcyon™ line of sustainable heavy gauge steel plate product will be made specifically for America's wind energy producers. We launched Elcyon™ in January 2023 and plan to manufacture this product at our new plate mill in Brandenburg, Kentucky.

We have also invested in people and processes to organize more of our commercial activities around large customers and end-use markets (e.g., automotive, construction, wind energy and solar energy). We have developed dedicated teams tasked with developing relationships and educating decision makers in these sectors.

General Development of Our Business in Recent Years

Consistent with our strategy to Grow the Core, Expand Beyond and Live our Culture, Nucor has invested significant capital in recent years to expand our product portfolio to include more value-added

steel mill products and capabilities, improve our cost structure, enhance our operational flexibility and increase our exposure to markets with attractive growth prospects, such as data centers and renewable energy. These investments totaled approximately $10.92 billion over the last three years, with approximately 54% going to capital expenditures and the remainder going to acquisitions. We believe that these investments will help us deliver higher returns on invested capital and long-term growth. Further, we believe shifting our product mix to a greater proportion of value-added products will make our overall business less volatile.

In our steel mills segment, Nucor has initiated several new capital projects and an acquisition of a majority ownership position of a steel mill to support our expansion of value-added product offerings and cost-reduction strategies.

- Nucor has completed construction of its approximately $650 million investment to modernize and expand the production capability at its Gallatin flat-rolled sheet mill located in Ghent, Kentucky. The project increased the production capability of the mill from approximately 1,600,000 tons to approximately 2,800,000 tons annually. This enables the Gallatin mill to cast new, thicker slabs and wider coils, expanding our product capabilities so that we can serve new markets, such as API (American Petroleum Institute) grade pipelines and new opportunities in the heavy equipment sector.

- Nucor has completed construction of its approximately $1.70 billion state-of-the-art plate mill in Brandenburg, Kentucky on the Ohio River. The new plate mill rolled its first plate in December 2022 and completed final commissioning and began shipping tons to customers in the first quarter of 2023. Nucor Steel Brandenburg is still in its ramp-up phase and we estimate that the mill will ship approximately 500,000 tons in 2024. We expect the mill to be capable of producing approximately 1,200,000 tons per year of steel plate products. With the capability to manufacture nearly all the different types of plate products consumed in the United States, we believe this mill will position Nucor as the supplier of choice in the domestic plate market. We expect domestic demand for steel plate to grow in the coming years as wind farms are permitted and developed with increasing frequency. Steel plate is essential to constructing onshore and offshore wind towers, as is steel rebar.

- In January 2022, Nucor announced that its new state-of-the-art sheet mill will be located in Mason County, West Virginia. The project is estimated at a net cost of $3.1 billion, which is net of $275 million in cash proceeds received from the State of West Virginia for costs related to the site location. Construction of the new sheet mill began in the third quarter of 2023 after receiving all the necessary permits, and is expected to take two to three years to complete.

  Nucor Steel West Virginia ("NSWV") is expected to have an annual production capacity of approximately 3,000,000 tons. The new mill will be equipped to produce 84-inch sheet products, and among other features, will include a 76-inch tandem cold mill and two galvanizing lines. Galvanizing capabilities will include an advanced high-end automotive line with full inspection capabilities as well as a construction-grade line. In addition to its advanced capabilities and strategic location, the new greenfield mill's product mix is anticipated to have a significantly lower GHG intensity than blast furnace based competitors who have historically supplied the region.

- In February 2022, Nucor completed its acquisition of a majority ownership position in California Steel Industries, Inc. ("CSI") by purchasing a 50% equity ownership interest from a subsidiary of Vale S.A. (Vale) for a cash purchase price of $400 million, adjusted for net debt and working capital at closing, as well as a 1% equity ownership stake from JFE. CSI is a flat-rolled steel converter based in Fontana, California.

  Our acquisition of CSI expanded the reach of Nucor's sheet mill group to the west coast of the United States and increased our exposure to more value-added sheet steel. CSI's product capabilities include hot rolled, pickled and oiled, cold rolled and galvanized sheet steels, as well as electric resistance welded pipe. Its annual capacity is approximately 2,000,000 tons.

- In April 2022, Nucor announced that it will build its new rebar micro mill, with spooling capabilities, in Lexington, North Carolina. This will be Nucor's third rebar micro mill, joining its existing micro mills in Missouri and Florida. We expect this $350 million investment to have an annual capacity of approximately 430,000 tons and we expect it to be in operation in 2024.

  These mills are referred to as micro mills because they have a smaller operational footprint than our traditional rebar mills, as well as less productive capacity – typically about 400,000 tons per year. This makes them suitable for regional markets and enables us to serve these markets with a logistics cost advantage relative to competitors operating from further away. Micro mills also have a lower environmental footprint due to their smaller size and the fact that their plant design does not typically include a natural gas fired reheat furnace that is common in many steel mills.

Nucor has made strategic acquisitions in the steel products segment over the last three years. These were largely to further the Expand Beyond component of our strategy.

- In August 2021, Nucor acquired the assets of the IMP business of Cornerstone for a cash purchase price of approximately $1.0 billion. The acquired IMP business is comprised of two industry leading brands, CENTRIA and Metl-Span. The brands are now part of the Nucor Insulated Panel group, which also includes the Company's initial IMP business, TrueCore.

  We believe this acquisition has broadened the value-added solutions that the Nucor Buildings group provides to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years and that the use of IMP products within them will also increase. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations-related GHG emissions for owners and lessees.

- In August 2021, Nucor acquired Hannibal, now known as Nucor Warehouse Systems, for $370 million. Hannibal was a leading national provider of racking solutions to warehouses and serves the e-commerce, industrial, food storage and retail segments. Hannibal has manufacturing facilities in Los Angeles and Houston, as well as three distribution centers. It utilizes sheet and bar steel, as well as steel decking, wire deck and fasteners to produce its racking solutions, providing potential supply chain efficiencies with other Nucor businesses. In addition to manufacturing racking solutions, Hannibal works closely with customers during the construction and design phases of a warehouse build-out by offering turn-key services such as installation, procurement and facility integration. Hannibal also provides retrofit services to support customers' efforts to modernize and/or repurpose existing facilities.

  In April 2022, Nucor expanded its steel racking capabilities by acquiring Elite Storage Solutions for $75 million. This acquisition combined with Nucor's initial steel racking business, Hannibal, form the NWS group.

- In June 2022, Nucor completed the largest acquisition in its history with the purchase of CHI for approximately $3 billion. CHI is a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. Commercial overhead doors are used in warehousing and retail, areas that Nucor has focused its attention on recently through other value-added products such as insulated metal panels and steel racking solutions. It is expected that the CHI acquisition also will benefit from supply chain efficiencies due to Nucor's paint line investments at its Hickman, Arkansas and Crawfordsville, Indiana sheet mills.

  CHI has approximately 800 teammates across two manufacturing plants in Arthur, Illinois, and Terre Haute, Indiana, and regional warehouses located in California, Colorado, New Hampshire and New Jersey. With a highly diversified national customer network of professional garage door dealers, CHI is able to maintain minimal inventory levels and realize industry-leading fulfillment times, while providing direct delivery to customers.

Capital Allocation Strategy

Our highest capital allocation priority is to invest in our business for profitable long-term growth through our multi-pronged strategy of optimizing existing operations, greenfield expansions and acquisitions.

Our second priority is to return capital to our stockholders through cash dividends and share repurchases. Nucor has paid $1.53 billion in dividends to its stockholders during the past three years. That dividend payout represents 7% of cash flows from operations during that three-year period. The Company repurchased $1.55 billion of its common stock in 2023 ($2.76 billion in 2022 and $3.28 billion in 2021).

We intend to return at least 40% of our net income to stockholders over time via a combination of both cash dividends and share repurchases. Over the past three years, we have returned approximately 48% of our net income in this manner. At December 31, 2023, the Company had approximately $3.32 billion available for share repurchases under the currently authorized share repurchase program.

We intend to execute on our capital allocation strategy while maintaining a strong balance sheet, with relatively low financial leverage, as measured in terms of debt to total capital, as well as ample liquidity. At year-end 2023, our debt to total capital was approximately 24% and we had cash and cash equivalents, short-term investments and restricted cash and cash equivalents on hand of $7.13 billion. At the end of 2023, Nucor had the strongest credit ratings in the North American steel sector (A-/A-/Baa1) with stable outlooks at Standard & Poor's, Fitch Ratings and Moody's.

Competition

We compete in a variety of steel and metal markets, including markets for finished steel products, unfinished steel products and raw materials. These markets are highly competitive with many domestic and foreign firms participating, and, as a result of this highly competitive environment, we find that we primarily compete on price and service.

In our steel mills segment, our EAF steel mills face many different forms of competition, including domestic integrated steel producers (who use iron ore converted into liquid form in a blast furnace as their basic raw material instead of scrap steel), other domestic EAF steel mills, steel imports and alternative materials. Large domestic integrated steel producers have the ability to manufacture a variety of products but face significantly higher energy costs and are often burdened with higher capital and fixed operating costs. EAF-based steel producers, such as Nucor, are sensitive to increases in scrap prices but tend to have lower capital and fixed operating costs compared with large integrated steel producers. EAF-based steel producers also typically emit fewer GHGs per ton of steel produced than integrated steel producers.

Global steel production overcapacity continues to be an ongoing risk to Nucor and the entire steel industry. The Organisation for Economic Cooperation and Development (the "OECD") estimated that global steel production overcapacity would grow from approximately 556.1 million metric tons in 2022 to approximately 610.8 million tons in 2023, with additional global capacity coming online and economic uncertainty in some parts of the world, particularly China, impacting steel demand. An OECD report states that in Asia, 75 percent of the new capacity coming online between 2024 and 2026 will utilize blast furnace technology. Other regions of the world are not expected to see new blast furnace projects in those years. Adding additional blast furnace capacity will increase carbon emissions. See 'Item 1A. Risk Factors- *Industry Specific Risk Factors*" for further discussion of overcapacity risks.

China continues to be the largest steel producing country. In 2023, despite much slower economic growth and a continuing downturn in its property market, China still produced more than one billion tons of steel, near its all-time record, accounting for approximately 54% of all steel produced globally.

Circumvention of trade duties also continues to pose a risk. Besides producing over a billion tons of steel in its own country, China is investing heavily in steel production in other countries which is one way it tries to avoid being subject to trade duties on exports to the U.S. market. According to the OECD, Chinese steel companies will account for 65% of cross-border investments or joint venture investments in 2023 or later and will account for more than 80% of the investment in new steelmaking capacity in southeast Asian countries.

The Section 232 steel tariffs enacted in 2018 and successful trade cases have been effective in keeping unfairly traded imports out of the U.S. market. The U.S. government has reached agreements with several allied countries to replace applicable Section 232 tariffs on steel with quota systems or other trade agreements.

The U.S. and European Union are also negotiating the world's first carbon-based sectoral arrangement, the Global Arrangement on Sustainable Steel and Aluminum, that will restrict access to their markets for higher-emitting steel imports and countries that dump cheap imports. Other countries will be able to join if they meet criteria for restoring market orientation and reducing trade in high-carbon steel and aluminum products. At the end of 2023, the U.S. and EU agreed to extend both the negotiations and existing tariff rate quotas into 2025.

During 2023, sunset review hearings by the U.S. International Trade Commission kept in place antidumping (AD) and countervailing duties (CVD) orders on cut-to-length steel plate from several countries. Trade remedy orders such as these play a key role in allowing the American steel industry to compete on a level playing field against unfairly traded imports, and recent sunset reviews have left the orders almost entirely in place. Sunset reviews are typically held with respect to specific exporters and products every five years.

In December of 2022, the World Trade Organization (WTO) ruled that the Section 232 tariffs violated U.S. WTO commitments. The U.S. government has appealed the ruling. Imports of finished steel in 2023 were down approximately 14% from 2022 levels and finished steel imports accounted for approximately 21% of U.S. market share.

We also experience competition from other materials. Depending on our customers' end use of our products, there are often other materials, such as concrete, aluminum, plastics, composites and wood that compete with our steel products. When the price of steel relative to other raw materials rises, these alternatives can become more attractive to our customers.

In our steel products segment we manufacture a wide range of products that primarily have construction applications. In each of our product lines, we face competition from well capitalized domestic and international providers offering similar products and services. We compete on price, service (e.g., consulting on engineering requirements, facilitating logistics, and timeliness of order fulfillment) and quality (e.g., reliably producing to exacting custom specifications). We believe we have established a reputation as a market leader who can consistently meet customer needs for these products in a timely manner due to our nationwide footprint of modern production facilities and entrepreneurial, performance driven culture.

Competition in our scrap and raw materials business is also vigorous. The scrap metals market consists of many firms and is highly fragmented. Firms typically compete on price and geographic proximity to the sources of scrap metal.

Backlog

In the steel mills segment, Nucor's backlog of orders was approximately $3.27 billion and $2.33 billion at December 31, 2023 and 2022, respectively. Order backlog for the steel mills segment includes only orders from external customers and excludes orders from other Nucor businesses. Nucor's backlog of orders in the steel products segment was approximately $4.97 billion and $6.65 billion at December 31,

2023 and 2022, respectively. The majority of these orders are expected to be filled within one year. Order backlog within our raw materials segment is not meaningful because the vast majority of the raw materials that segment produces are used internally.

Sources and Availability of Raw Materials

An ample supply of high-quality scrap and scrap substitutes is critical to support Nucor's ability to produce high-quality steel. The goal of Nucor's raw materials segment is to safely produce, source, trade and transport steelmaking raw materials. Nucor's raw materials investments are focused on creating an advantage for our steelmaking operations, through a global information network and flexible approach to metallics supply.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes used in our steel mills segment decreased approximately 14% from $492 per gross ton used in 2022 to $421 per gross ton used in 2023. On average, it takes approximately 1.1 tons of scrap and scrap substitutes to produce one ton of steel. We employ variable steel pricing mechanisms so that we are better able to maintain operating margins and meet our customer commitments as scrap and scrap substitute costs fluctuate.

Nucor remains focused on securing reliable access to low-cost raw material inputs as they are the Company's largest expense. We believe Nucor's broad, balanced supply chain is an important strength which allows us to reduce the cost of our steelmaking operations, create a shorter supply chain and have greater control over our metallic inputs. Our investment in DRI production facilities and scrap yards, as well as our access to international raw materials markets, provides Nucor with significant flexibility in optimizing our raw material mix. Additionally, having a significant portion of our raw materials supply under our control minimizes risk associated with the global sourcing of raw materials, particularly since a good deal of scrap substitutes comes from regions of the world that have historically experienced greater political turmoil, such as Ukraine, Russia and Brazil. We believe the continued successful implementation of our raw material strategy, including key investments in DRI production, as well as in the scrap brokerage and processing services performed by our team at DJJ, gives us greater control over our metallic inputs and thus helps us navigate significant fluctuations in the availability and costs of critical inputs.

DJJ acquires ferrous scrap from numerous sources, including manufacturers of products made from steel, industrial plants, scrap dealers, peddlers, auto wreckers and demolition firms. In recent years, we have developed closed loop recycling programs with some of our larger customers, through which we are able to reliably source more high purity prime scrap while reducing the waste inherent in our customers' operations.

We purchase pig iron as needed primarily from overseas sources. We received over 1,600,000 gross tons of pig iron in 2023. Our DRI plants in Trinidad and Louisiana supplied approximately 3,350,000 metric tons of DRI to our steel mills in 2023. The primary raw material for our DRI facilities is pelletized iron ore, which we purchase from various international suppliers.

The primary raw material for our steel products segment is steel produced by Nucor's steel mills.

Energy Consumption and Costs

Steel manufacturing is considered an energy-intensive, trade exposed industry. As a result, we continuously strive to make our operations in all three of our business segments more energy efficient. In addition, we proactively engage with suppliers, regulators and other energy industry participants to ensure the continued domestic availability of reliable, low-cost sources of energy in various forms.

Our steelmaking operations utilize EAFs for 100% of their production. The total energy consumed by Nucor includes electricity, natural gas, oxygen and carbon raw material inputs. For the scrap melting

process, electricity is the primary energy source, with natural gas combustion serving as the fuel for reheat furnaces and other pre-heating operations. Our DRI facilities in Trinidad and Louisiana are also large consumers of natural gas.

The availability and prices of electricity and natural gas are influenced by many factors, including changes in supply and demand, the regulatory environment and pipeline/transmission infrastructure.

We use a variety of strategies to manage our exposure to price risk of natural gas, including financial hedges and physical hedges resulting from our owned natural gas drilling operations. In addition to the currently producing wells in the Piceance Basin, Nucor owns leasehold interests in natural gas properties in the South Piceance Basin, in the Western Slope of Colorado. To support Nucor's operating wells and potential future well developments on these properties, Nucor has entered into long-term agreements directly with third-party gathering and processing service providers. Natural gas produced by Nucor's drilling operations is sold to partially offset our exposure to changes in the price of natural gas consumed by our DRI plant in Louisiana, and by our steel mills in the United States. Nucor has full discretion on its participation in all future drilling capital investments, however, in the fourth quarter of 2022 we decided that it is unlikely that we will develop the remaining portions of our unproved oil and natural gas properties.

We closely monitor developments in public policy relating to energy production and consumption. We engage with policymakers to provide technical information that can inform policy decisions and avoid unintended adverse consequences of legislative and regulatory actions. We believe that a thoughtful approach to domestic energy policy can help ensure that steel and steel products manufactured in the United States remain competitive in the global marketplace.

Reducing Greenhouse Gas Emissions

While steel is widely understood to be essential in any modern economy, and is increasingly seen as a critical material for addressing challenges associated with climate change, the sector also has received increased attention for its GHG emissions and their potential contribution to climate change.

As the leading U.S. supplier of numerous essential steel products using primarily recycled ferrous scrap metal, we believe we are in a competitively advantageous position. Our circular production process has one third the greenhouse gas emissions intensity of the average traditional extractive steelmaking process using a blast furnace.

We are committed to further reducing our GHG footprint over time. In November 2023, we announced net-zero, science-based greenhouse gas (GHG) targets for 2050 and established a new interim emissions reduction target for 2030. These new GHG intensity targets are defined by the Global Steel Climate Council's (GSCC) "Steel Climate Standard", an ambitious standard that is aligned with both the Paris Climate Agreement's emission reduction goals for the steel sector by 2050, and the International Energy Agency's "Net Zero by 2050: A Roadmap for the Global Energy System" glidepath.

Nucor's net-zero 2050 and interim 2030 targets include scopes 1, 2, and 3 emissions from the production of hot rolled steel as defined by the GSCC, making Nucor the first diversified steelmaker in the U.S. to set GHG reduction targets encompassing all three scopes.

We plan to achieve our goals by increasing the use of clean electricity, deploying carbon capture and sequestration where practical and developing near zero GHG ironmaking technologies, as well as through the development and deployment of technologies enabling us to reduce our consumption of injection and charge carbon and natural gas.

Clean Electricity Initiatives

GHG emissions associated with our consumption of electrical power constitute approximately 21% of our current footprint.

We have invested in two companies developing next generation nuclear power technology, and we are exploring ways in which we can work with these companies and with our electric utility partners to accelerate deployment of these technologies on the regional power grids serving our operations, as they mature and become scalable.

Currently, we are a party to two Power Purchase Agreements (“PPAs”). Under these PPAs, we have agreed to purchase for a fixed price output from one solar and one wind project in the United States. The PPAs are structured for monthly financial settlement. We have undertaken these initiatives to support the ongoing transition of the U.S. power grid to a greater reliance on renewable power. As part of these arrangements, we will also receive Renewable Energy Credits (“RECs”) commensurate with the renewable power we purchase. These RECs can be applied against a portion of our GHG emissions, enabling us to receive credit for reducing them. The pay-fixed, receive-floating nature of this arrangement also offsets a portion of our exposure to higher prices for electricity over the life of the contract. We continue to evaluate and consider similar additional transactions, as well as opportunities to deploy renewable power generation and storage assets on site at our facilities.

Carbon Capture and Sequestration (CCS) Activity

In 2023, we signed an agreement with Exxon Mobil to capture, transport, and store carbon from our DRI plant in Convent, Louisiana. ExxonMobil will capture between 600,000 and 800,000 metric tons per year of CO_2 from our DRI plant and store the CO_2 at an ExxonMobil-owned facility in Louisiana. We expect start-up in 2026. ExxonMobil will receive the related tax credits and pay us a fee for each ton of CO_2 we supply.

Near Zero Ironmaking

We have invested in Electra, a company that is working to develop and scale a process to produce carbon-free iron that can be used to make steel. Electra’s technology relies on intermittent, clean energy to refine low-grade iron ores through electrochemical and hydrometallurgical processes. Electra’s process operates at 60°C and removes critical impurities from low-grade ores to produce high purity iron that can be charged directly into EAF steelmaking. Electra’s technology is unproven at scale at this stage.

We have entered into a partnership with Tata Steel to explore the possibility of scaling and commercializing HIsarna, a technology that enables the production of iron from low grade iron ore fines without using coke ovens. Coke ovens consume bituminous coal at high temperature to make coke, an essential ingredient for producing iron in a blast furnace. Both coke ovens and blast furnaces are GHG emissions intensive. While the HIsarna process produces GHG emissions, its CO_2 rich waste gas stream can be more readily captured and sequestered. HISarna also produces a slag co-product that has high value for use in the cement industry.

Government Regulations

Our business operations are subject to numerous federal, state and local laws and regulations, the most significant of which are intended to protect our teammates and the environment. Due to the nature of the steel industry, we are subject to substantial regulations related to safety in the workplace. In addition to the requirements of the state and local governments of the communities in which we operate, we must comply with federal health and safety regulations and environmental regulations, the most significant of which are enforced by the Occupational Safety and Health Administration (“OSHA”) and the Environmental Protection Agency ("EPA"). Safety and environmental stewardship are important values to Nucor. We expect that capital expenditures we will direct toward our efforts in these areas will total approximately $280 million in 2024.

Nucor operates a robust and sustainable environmental program that incorporates the concept of each individual teammate, as well as management, being responsible for environmental performance. All steel mills that have been owned and operated by Nucor for over five years are ISO 14001 certified. Achieving ISO 14001 certification requires Nucor’s steel mills to implement an environmental management system with measurable targets and objectives, such as reducing the use of oil and grease and minimizing electricity use.

The principal federal environmental laws that regulate our business include the Clean Air Act (the “CAA”), which regulates air emissions; the Clean Water Act (the “CWA”), which regulates water withdrawals and discharges; the Resource Conservation and Recovery Act (the “RCRA”), which addresses solid and hazardous waste treatment, storage and disposal; and the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”), which governs releases of hazardous substances, and remediation of contaminated sites. Our operations are also subject to state and local environmental laws and regulations.

As it relates to air emission rates, EAFs are the most efficient and cleanest steel making process commercially available today. In comparison to blast furnaces, EAF emissions of sulfur oxides, particulate matter and GHGs per ton of steel are significantly less than integrated steelmaking operations utilizing blast furnaces. Operating EAFs instead of blast furnaces is a proven air quality improvement strategy. In addition, each of our steel mills operates air pollution control devices (baghouses) to collect and capture particulate emissions (“EAF dust”) from the steelmaking process.

The primary raw material of Nucor’s steelmaking operations is scrap metal. The process of recycling scrap metal generates particulate matter emissions that includes contaminants such as paint, zinc, lead, chrome and other metals. Initially, the particulate matter captured and collected is classified as a listed hazardous waste under the RCRA. However, because these contaminants contain valuable metals, the EAF dust is recycled to recover these metals. Nucor sends all but a small fraction of the EAF dust it collects to recycling facilities that recover the zinc, lead, chrome and other valuable metals from this dust.

In addition to recycling EAF dust, Nucor mills beneficially reuse steel slag in road materials as a granular base, embankments, engineered fill, highway shoulders, and hot mix asphalt pavement. The physical, chemical, mechanical and thermal properties of steel slag provide a vital resource for construction companies and activities. We take considerable pride in our recycling efforts.

Not only does the RCRA establish standards for the management of solid and hazardous wastes, the RCRA also addresses the environmental impact of contamination from waste disposal activities and from recycling and storage of most wastes. Periodically, past waste disposal activities that were legal when conducted that may now pose a contamination threat are discovered. When the U.S. Environmental Protection Agency determines these off-site properties are contaminated, Nucor quickly evaluates such claims and, if Nucor is determined to be responsible, we do our part to remediate our share of such issues. Nucor believes all identified liabilities under the RCRA are either currently being resolved or have been fully resolved.

Nucor is also not presently considered a major contributor to any major cleanups under the CERCLA for which Nucor has been named a potentially responsible party. Nucor regularly evaluates these types of potential liabilities and, if appropriate, maintains reserves appropriate to remediate the identified liabilities. Under the RCRA, private citizens may also bring an action against the operator of a regulated facility for potential damages and payment of cleanup costs. Nucor believes that its system of internal evaluation and due diligence provides reasonable assurance as to these types of potential liabilities so that compliance with these regulations will not have a material adverse effect on our results of operations, cash flows or financial condition beyond that already reflected in the reserves established for them.

To protect water resources, the CWA regulates water withdrawals and discharges. When applicable, Nucor maintains water withdrawal and discharge permits at its facilities under the national pollutant discharge elimination system program of the CWA and conducts its operations in compliance with those permits. Nucor also maintains permits from local governments if the facility discharges into publicly owned treatment works.

Capital expenditures at our existing facilities that are associated with environmental regulation compliance for 2023 and 2024 are estimated to be less than $100 million per year.

Human Capital Resources

Culture, Organization and Compensation

We consider our teammates the most important part of Nucor and believe that our culture—and the encouragement that we provide to our teammates to “grow the core; expand beyond; and live our culture” —provides us with a competitive advantage.

While our business strategy shapes "what we do", our culture shapes "how" we go about doing it. We believe adherence to the key tenets of our culture — safety, integrity, trust, innovation, open communication, teamwork, inclusion, courage, can-do attitude and ownership — is a powerful differentiator for Nucor and positions the Company favorably to deliver ongoing stockholder value to our investors.


THE NUCOR WAY
SAFETY
INTEGRITY
TRUST
INNOVATION
OPEN COMMUNICATION
TEAMWORK
INCLUSION
COURAGE
CAN-DO ATTITUDE
OWNERSHIP
NUCOR
CULTURAL VALUES

Nucor has a streamlined organizational structure that allows our teammates to make quick decisions and innovate. Our organization is also highly decentralized, with most day-to-day operating decisions made by our division general managers and their teams. With approximately 32,000 teammates, fewer than 200 work in our principal executive offices in Charlotte, North Carolina. By empowering our teammates, our goal is to foster an entrepreneurial mindset, along with a strong sense of personal responsibility and a culture of accountability and belonging. This empowerment is reinforced by our compensation policies (see discussion on “Pay for Performance” in *Our Teammates - Compensation, Training & Development* section below) to drive results and contribute to our success.

Teammate input is essential for us to maintain our culture of empowered teammates enabling efficient operational decisions. Aside from our practice of everyday open communication, we periodically ask our teammates to formally provide feedback. Since 1986, we have asked our teammates to complete a comprehensive survey in order to gather feedback on a range of topics, including matters relating to the effectiveness of our culture. We view the survey as an important tool in continually improving our company and ensuring our teammates remain engaged and satisfied. This survey is conducted every three years, the last of which was conducted in 2022. In the most recent survey, 89% of the responses were favorable in the category of “Satisfaction & Commitment.” The overall percentage of negative responses in the most recent survey has dropped by 25 percentage points since the survey began in

1986. The next survey will be conducted in the summer of 2025. Teammates of certain previously acquired businesses – which accounted for approximately 15% of our workforce as of December 31, 2023 – complete a comparable survey that has also shown an improving trend over time.

Safety, Diversity, Equity and Inclusion

One of Nucor's core values is our teammates' well-being and safety, and it is our goal to become the safest steel company in the world. Our foremost responsibility is to work safely, which requires our teammates to identify unsafe conditions and activities and mitigate these hazards. We will continue working to eliminate exposures that can lead to injury and encourage our teammates to share their ideas for safety improvement. Two key metrics Nucor uses to measure safety are: the Injury/Illness Rate and Days Away, Restricted and Transfer ("DART") Case Rate.

Nucor calculates the annual Injury/Illness Rate by dividing the number of work-related injuries and illnesses by the total number of hours worked by all Nucor teammates in a given year, and then multiplying the resulting percentage by 200,000, the equivalent of 100 full-time employees working 40 hours per week, 50 weeks per year. In 2023, we achieved an annual Injury/Illness Rate of 0.79, which marks the fifth consecutive year of a reduced rate. This marks an improvement over our annual Injury/Illness Rate of 0.95 in 2022.

Nucor uses the DART Case Rate to assess and manage the risk of serious injury in the workplace. Nucor calculates the annual DART Case Rate by dividing the number of cases resulting in days away from work, restricted work activity and/or job transfers by the total number of hours worked by all Nucor teammates in a given year, and then multiplying the resulting percentage by 200,000, the equivalent of 100 full-time employees working 40 hours per week, 50 weeks per year. In 2023, we achieved an annual DART Case Rate of 0.36 (0.43 in 2022).

Since 1998, Nucor has used the President's Safety Award to recognize divisions that achieve strong records of safety performance based on objective metrics. The President's Safety Award has the following three levels: Platinum, which is awarded to divisions with zero recordable illnesses or injuries; Gold, which is awarded to divisions that have an Illness/Injury Rate below 0.6 and a DART Case Rate below one-third of the national average for their NAICS code; and Silver, which is awarded to divisions that achieve one-third the national average on Illness/Injury Rate and DART Case Rate. In 2023, 31 divisions achieved the Platinum level award, 17 divisions achieved the Gold level award and 24 divisions achieved the Silver level award. Nucor also has 24 OSHA Voluntary Protection Program Sites, OSHA's highest level of recognition.

In 2020, the Company introduced the Nucor President's Safety Cup as a way to foster more safety benchmarking throughout the Company. The President's Safety Cup is an additional annual award that is presented to the region that has the best safety record across all of Nucor. Not only does this reward a facility for exceeding their individual safety goals, but it encourages our teams to innovate and to share ideas and improve safety as a group. The President's Safety Cup trophy travels among the mills and divisions that make up the winning region.

We believe, however, that safety is about more than just avoiding injuries. At Nucor, safety means making sure our teammates feel safe, welcome and valued when they come to work each day. We are accelerating our diversity, equity and inclusion efforts with the objective of ensuring that each teammate feels a sense of belonging at Nucor. By creating an inclusive workplace, we believe we will attract top talent, foster innovation, increase a sense of empowerment and make Nucor a stronger company. Over the past two years, approximately 31% of Nucor teammates hired or promoted to the Manager or General Manager level were diverse.

Some of the initiatives focused on inclusion, equity and diversity we have launched include:

- Conducting focused discussion groups to share experiences of the workplace and the effects of race and gender;

- Taking feedback onboard to enhance training and development;
- Webcasts by diverse senior leaders sharing their career progression and life experiences
- Increasing focus and intensity of engagement with supportive external partners, such as:
  - National Society of Black Engineers;
  - Society of Women Engineers;
  - National Society of Hispanic Professional Engineers;
  - INROADS (non-profit focused on addressing the lack of diversity in corporate America)
  - Tuskegee University; and
  - Purdue University's Women in Engineering Program and Minorities in Engineering Program.

Our Teammates - Compensation, Training & Development

Nucor had approximately 32,000 teammates as of December 31, 2023. The vast majority of our teammates are located in the United States, with only a small number of teammates located outside of North America. Our operations are highly automated, allowing us to improve safety outcomes and take advantage of lower employment costs while still providing our teammates with compensation that we believe is highly competitive as compared to businesses in our industry. At Nucor, we believe in "Pay-for-Performance." Nucor teammates typically earn a significant part of their compensation based on their productivity. Production teammates work under group incentives that provide increased earnings for increased production. This additional incentive compensation is paid weekly in most cases. Nucor has also historically contributed 10% of earnings before federal taxes to a profit sharing plan for the majority of teammates below the officer level. We believe such compensation practices incentivize our workforce and reinforce our culture.

While Nucor seeks to hire qualified and talented individuals as new teammates, we also believe in developing the skills of our existing team by providing educational and on-the-job training, in addition to safety training. Further, Nucor believes it is important for senior management to also be familiar with, and have had direct experience running, Nucor's mills and other operational divisions. The vast majority of our teammates are not represented by labor unions and we believe our teammate turnover is low.

At Nucor, we believe that a diversity of perspectives and background helps to facilitate the "Nucor Way" as we work to "grow the core; expand beyond; and live our culture." We also believe that recruiting and hiring the best talent available will continue to provide us with the best opportunity for continued future success.

Policies

Nucor has a long history of conducting our businesses in a manner consistent with high standards of social responsibility. We have adopted a comprehensive Human Rights Policy, which operates in conjunction with many other Nucor policies related to ethical conduct and human rights, including our Standards of Business Conduct and Ethics, Code of Ethics for Senior Financial Professionals, Supplier Code of Conduct and Policy on Eliminating Forced Labor from our Supply Chain.

More information about our social strategies, including our most recent Equal Employment Opportunity EEO-1 report, can be found at www.nucor.com/esg.

Available Information

Nucor's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports, as well as proxy statements and other information, are available on our website at www.nucor.com, as soon as reasonably practicable after Nucor files these documents electronically with, or furnishes them to, the U.S. Securities and Exchange Commission (the "SEC").

We use the investor relations portion of our website, www.nucor.com/investors, to distribute information, including as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We routinely post and make accessible financial and other information regarding the Company on our website. Accordingly, investors should monitor the investor relations portion of our website, in addition to our press releases, SEC filings and other public communications. Except as otherwise expressly stated in these documents, the information contained on our website or available by hyperlink from our website is not a part of this report and is not incorporated into this report or any other documents we file with, or furnish to, the SEC.

Item 1A. Risk Factors

Many of the factors that affect our business and operations involve risk and uncertainty. The factors described below are some of the risks that could materially negatively affect our business, financial condition, results of operations and cash flows.

Industry Specific Risk Factors

Overcapacity in the global steel industry could increase the level of steel imports, which may negatively affect our business, results of operations, financial condition and cash flows.

Global steel production overcapacity continues to be an ongoing risk to Nucor and the entire steel industry. The OECD estimated that global steel production overcapacity would grow from approximately 556.1 million metric tons in 2022 to more than 600 million metric tons 2023, with additional capacity expected to come online over the next few years. China continues to be a significant contributor to excess steelmaking capacity, producing more than one billion tons of steel in each of the past four years, despite slower economic growth. China is also investing in new steelmaking capacity in several countries in southeast Asia and Africa.

During periods of global economic weakness, the effects of this overcapacity are amplified because of weaker global demand for steel and steel products. Steel manufacturers in non-market economies tend not to adjust their production levels in line with regional demand and instead export significant amounts of steel and steel products at prices that can be at or below their costs of production. In countries with non-market economies, the steel industry is often subsidized or owned in whole or in part by the government, which can provide these producers with cost advantages or cause their production decisions to be driven by political or social factors rather than price and demand signals. Surplus output from steel producers in these countries can flow into the U.S. market. These imports to the U.S., which are also affected by demand in the U.S. domestic market, international currency conversion rates, and domestic and international government actions, can result in downward pressure on realized steel prices for Nucor, which can materially adversely affect our business, results of operations, financial condition and cash flows.

In March 2018, the Trump Administration imposed a 25% tariff or quota limits on all imported steel products for an indefinite period of time under Section 232 of the Trade Expansion Act. Since then both the Trump and Biden Administrations have negotiated tariff rate quotas with several countries allowing them to export a set amount of steel to the U.S. market without being subject to these Section 232 tariffs. In December of 2022, the World Trade Organization (WTO) ruled that the Section 232 tariffs violated U.S. WTO commitments. The U.S. government strongly disagrees with the ruling and is appealing. When the Section 232 or other import tariffs, quotas or duties expire or if others are further relaxed or repealed, or if relatively higher U.S. steel prices make it attractive for foreign steelmakers to export their steel products

to the U.S., despite the presence of import tariffs, quotas or duties, the resurgence of substantial imports of foreign steel could create downward pressure on U.S. steel prices.

Our business requires substantial capital investment and maintenance expenditures, and our capital resources may not be adequate to provide for all of our cash requirements.

Our business requires substantial expenditures for routine maintenance and to remain competitive. For the three-year period ended December 31, 2023, our total capital expenditures were approximately $5.87 billion. We have also recently announced substantial capital projects that we expect will increase production capacity, increase the efficiency of our operations and enhance our product offerings. Although we expect requirements for our business needs, including the funding of capital expenditures, debt service for financings and any contingencies, will be financed by internally generated funds, short-term commercial paper issuances, offerings of our debt securities or from borrowings under our $1.75 billion unsecured revolving credit facility, we cannot guarantee that this will be the case. Additional acquisitions, increases in interest rates or unforeseen events could require financing from additional sources.

Changes in the availability and cost of electricity and natural gas are subject to volatile market conditions that could adversely affect our business.

Our steel mills are large consumers of electricity and natural gas. In addition, our DRI facilities are also large consumers of natural gas. We rely upon third parties for our supply of energy resources consumed in the manufacture of our products. The prices for and availability of electricity and natural gas can be volatile. They are often affected by weather, political, regulatory and economic factors beyond our control, and we may be unable to raise the price of our products to offset increased energy costs. Disruptions, including physical or information systems related issues, that impact the supply of our energy resources could temporarily impair our ability to manufacture our products for our customers. Increases in our energy costs that are not similarly applicable to our competitors' operations could materially adversely affect our business, results of operations, financial condition and cash flows.

Competition from other steel producers, imports or alternative materials may adversely affect our business.

We face ongoing competition from other steel producers and imports that compete with our products on price, quality and service. The markets for our products are highly competitive and a number of firms, domestic and foreign, participate in the steel, steel products and raw materials markets. Depending on a variety of factors, including the cost and availability of raw materials, energy, technology, labor, transportation and capital costs, currency exchange rates, government subsidies of foreign steel producers and other global political and economic factors, our business may be materially adversely affected by more intense competitive forces.

In many applications, steel competes with other materials, such as concrete, aluminum, plastics, composites and wood. Increased use or availability of these materials in substitution for steel products could have a material adverse effect on prices and demand for our steel products.

Our industry is cyclical and both recessions and prolonged periods of slow economic growth could have an adverse effect on our business.

Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries, such as the construction, energy, metals service centers, appliance and automotive industries. As a result, downturns in the U.S. economy or any of these industries could materially adversely affect our results of operations, financial condition and cash flows. The U.S. economy has experienced a strong recovery from the conditions experienced at the onset of the COVID-19 pandemic, but related labor shortages and supply chain disruptions, new or proposed legislation related to governmental spending, inflation and increases in interest rates have impacted, and

will continue to impact, economic growth. Even with this economic recovery, challenges from global production overcapacity in the steel industry and ongoing uncertainties, both in the United States and in other regions of the world, remain.

We are unable to predict the duration of current economic conditions or the magnitude or timing of changes in economic activity. Future economic downturns, prolonged slow growth or stagnation in the economy, a sector-specific slowdown in one of our key end-use markets, such as nonresidential construction, or changes in inflation could materially adversely affect our business, results of operations, financial condition and cash flows, especially in light of the capital-intensive nature of our business.

The results of our operations are sensitive to volatility in steel prices and the cost and availability of raw materials, particularly scrap steel.

We rely to an extent on outside vendors to supply us with key consumables such as graphite electrodes, alloys and other raw materials, including both scrap and scrap substitutes (e.g., prime scrap, pig iron and DRI) that are critical to the manufacture of our steel products. The raw material required to produce DRI is pelletized iron ore. Although we have vertically integrated our business by constructing our DRI facilities in Trinidad and Louisiana and also by acquiring our scrap processing and brokerage operations ("DJJ") in 2008, we still must purchase most of our primary raw material, steel scrap, from numerous other sources located throughout the United States and internationally. Although we believe that the supply of scrap and scrap substitutes will remain adequate to operate our facilities, prices of these critical raw materials are volatile and are influenced by changes in scrap exports in response to changes in the scrap, scrap substitutes and iron ore demands of our global competitors, as well as volatility in currency rates and political conditions.

At any given time, we may be unable to obtain an adequate supply of these critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, allocation by suppliers, interruptions in production, accidents or natural disasters, war and other forms of armed conflict or political instability, changes in exchange rates, worldwide price fluctuations, including due to global political and economic factors, changes in governmental, business and consumer spending, inflation, increases in interest rates, labor shortages, and the availability and cost of transportation. Many countries that export steel into our markets restrict the export of scrap, protecting the supply chain of some foreign competitors. This trade practice creates an artificial competitive advantage for foreign producers that could limit our ability to compete in the U.S. market.

If our suppliers increase the prices of our critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to our customers and accepted customer orders for our products prior to purchasing necessary raw materials, we may be unable to raise the price of our products to cover all or part of the increased cost of the raw materials or pass along increased transportation costs. Also, if we are unable to obtain adequate, cost-effective and timely deliveries of our required raw materials, we may be unable to timely manufacture sufficient quantities of our products. This could cause us to lose sales, incur additional costs, experience margin compressions or suffer harm to our reputation and customer relationships.

Our steelmaking processes, our DRI processes, and the manufacturing processes of many of our suppliers, customers and competitors are energy intensive and generate carbon dioxide and other GHGs. The regulation of these GHGs could have a material adverse impact on our results of operations, financial condition and cash flows.

Our operations are subject to numerous federal, state and local laws and regulations relating to the protection of the environment, and, accordingly, we make provision in our financial statements for the estimated costs of compliance. There are inherent uncertainties in these estimates. Most notably, the uncertainty of policies, enforcement priorities, legislation and regulations related to climate change mitigation strategies pose the greatest risk.

As a carbon steel producer, Nucor could be increasingly affected both directly and indirectly by new or changing carbon policy decisions and mandates. Carbon is an essential raw material in Nucor's steel production processes. Furthermore, Nucor steel mills use significant amounts of electricity as all of its mills utilize EAFs for 100% of their steel melting operations and the decarbonization of electricity generation may lead to high power costs and decreased reliability. Significant changes to the regional power grids serving our steel mills and/or new rulemaking or legislation affecting the operation of these power grids could have a material adverse impact on our results of operations, financial condition and cash flows.

Environmental regulation compliance and remediation could result in substantially increased costs and materially adversely impact our competitive position.

We incur significant costs to achieve and maintain compliance with environmental regulations and remediation obligations. The principal federal environmental laws include the CAA, which regulates air emissions; the CWA which regulates water withdrawals and discharges; the RCRA, which addresses solid and hazardous waste treatment, storage and disposal; and the CERCLA, which governs releases of hazardous substances, and remediation of contaminated sites. Our operations are also subject to state and local environmental laws and regulations.

In addition to the above mentioned statutes, revisions to National Ambient Air Quality Standards, including the implementation actions/decisions of environmental agencies, could make it significantly more difficult to obtain construction permits and permits to expand existing operations. Resulting cancellations, delays or unanticipated costs to these projects could negatively impact our ability to generate expected returns on our investments. These regulations can also increase our cost of energy, primarily electricity, which we use extensively in the steelmaking process. We may in the future incur substantially increased costs complying with such regulations, particularly if federal regulatory agencies were to change their enforcement posture with respect to such regulations.

Emerging customer preferences for greater product transparency and less GHG intensive materials may put us at a competitive disadvantage or reduce demand for our products.

The federal government and numerous states are considering establishing, or have already established, requirements for Environmental Product Declarations ("EPDs") so that consumers may more readily evaluate the environmental impacts of products. California has enacted the "Buy Clean California Act" and California has also established Global Warming Potential benchmarks through EPDs for certain materials, including certain steel products. EPD legislation has caused Nucor to incur additional costs and has the potential to put Nucor and its customers at a disadvantage to foreign competitors unless standardized mechanisms are used to fully evaluate products produced by foreign producers.

General Risk Factors

We are subject to information technology and cyber-security threats which could have an adverse effect on our business and results of operations.

We utilize various information technology systems to efficiently address business functions ranging from the operation of our production equipment to administrative computation to the storage of data such as intellectual property and proprietary business information. We also utilize third-party service providers for certain information technology services that are important to our operations. We continuously evaluate our cyber-security systems and practices, assess potential threats, and improve our information technology networks, policies and procedures to address potential vulnerabilities. Despite efforts to assure secure and uninterrupted operations, threats from increasingly sophisticated cyber-attacks or system failures could result in materially adverse operational disruptions or security breaches of our systems or those of our third-party service providers. These risks could result in disclosure or destruction of key proprietary information or personal data or reputational damage, theft of assets or trade secrets, or could adversely affect our ability to physically produce or transport steel, resulting in lost revenues, as well as delays in reporting our financial results. We also could be required to spend significant financial

and other resources to remedy the damage caused by a cyber-security breach, including to repair or replace networks and information technology systems. We may also contend with potential liability for stolen information, increased cyber-security protection costs, litigation expense and increased insurance premiums.

Our operations are subject to business interruptions and casualty losses.

The steelmaking business is subject to numerous inherent risks, particularly unplanned events such as explosions, fires, other accidents, natural disasters such as floods, hurricanes or earthquakes, critical equipment failures, acts of terrorism, inclement weather and transportation interruptions. Nucor maintains property insurance for these types of losses but self-insures a significant portion of the program. Therefore, while our insurance coverage could offset a portion of the losses relating to some of those types of events, our results of operations and cash flows could be adversely impacted to the extent that any such losses are not covered by our insurance, or that there are significant delays in resolving our claims with our insurance providers.

We acquire businesses and enter into joint ventures from time to time and we may encounter difficulties in integrating businesses we acquire.

We plan to continue to seek attractive opportunities to acquire businesses, enter into joint ventures and make other investments that strengthen Nucor. Realizing the anticipated benefits of acquisitions or other transactions will depend on our ability to operate these businesses and integrate them with our operations, effectively identify and manage risks, and cooperate with our strategic partners. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable to successfully integrate these businesses or otherwise fail to realize the anticipated benefits of acquisitions or other transactions.

Risks associated with operating in international markets could adversely affect our business, financial position and results of operations.

Certain of our businesses and investments are located outside of the United States, in Canada, Mexico and in emerging markets. There are a number of risks inherent in doing business in or sourcing raw materials from such markets. These risks include, but are not limited to: unfavorable political or economic factors; local labor and social issues; changes in regulatory requirements; fluctuations in foreign currency exchange rates, interest rates and inflation; and complex foreign laws, treaties including tax laws, and the Foreign Corrupt Practices Act of 1977. These risks could restrict our ability to operate our international businesses profitably and therefore have a negative impact on our financial position and results of operations. In addition, our reported results of operations and financial position could also be negatively affected by exchange rates when the activities and balances of our foreign operations are translated into U.S. dollars for financial reporting purposes.

Pandemics, epidemics and other public health emergencies in the future, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our operations expose us to risks associated with pandemics, epidemics and other public health emergencies. The COVID-19 pandemic had and any future similar events may have negative impacts on our operations, supply chain, transportation networks and customers, which may compress our margins or impact demand for our steel products, including as a result of preventative and precautionary measures that we, other businesses and governments have taken or may take in the future.

In addition, the ability of our teammates and our suppliers' and customers' teammates to work may be significantly impacted by these types of public health emergencies. Our customers may be directly impacted by business interruptions or weak market conditions and may not be willing or able to fulfill their contractual obligations. Furthermore, the progression of and global response to these types of public health emergencies, as was the case with the COVID-19 pandemic, can cause and increase the risk of

delays in construction activities and equipment deliveries related to our capital projects, including potential delays in obtaining permits from government agencies, as well as changes in the prices and availability of labor and equipment for capital projects.

The accounting treatment of equity method investments, goodwill and other long-lived assets could result in future asset impairments, which would reduce our earnings.

We periodically test our equity method investments, goodwill and other long-lived assets to determine whether their estimated fair value is less than their value recorded on our balance sheet. The results of this testing for potential impairment may be adversely affected by uncertain market conditions for the global steel industry, as well as changes in interest rates, commodity prices and general economic conditions. If we determine that the fair value of any of these assets is less than the value recorded on our balance sheet, and, in the case of equity method investments the decline is other than temporary, we would likely incur a non-cash impairment loss that would negatively impact our results of operations.

Tax increases and changes in tax laws and regulations or exposure to additional tax liabilities could adversely affect our financial results.

The steel industry and our business are sensitive to changes in taxes. As a company based in the United States, Nucor is more exposed to the effects of changes in U.S. tax laws than some of our major competitors. Our provision for income taxes and cash tax liability in the future could be adversely affected by changes in U.S. tax laws.

Nucor recognizes the effect of income tax positions only if those positions are believed to be more likely than not of being sustained. We cannot predict whether taxing authorities will conduct an audit challenging any of our tax positions and there can be no assurance as to the outcome of any challenges. If we are unsuccessful in any of these matters, we may be required to pay taxes for prior periods, interest, fines or penalties.

We are subject to legal proceedings and legal compliance risks.

We spend substantial resources ensuring that we comply with domestic and foreign regulations, contractual obligations and other legal standards. Notwithstanding this, we are subject to a variety of legal proceedings and legal compliance risks in respect of various issues, including regulatory, safety, environmental, employment, transportation, intellectual property, contractual, import/export, international trade and governmental matters that arise in the course of our business and in our industry. For information regarding our current significant legal proceedings, see “Item 3. Legal Proceedings.” A negative outcome in an unusual or significant legal proceeding or compliance investigation could adversely affect our financial condition and results of operations. While we believe that we have adopted appropriate risk management and compliance programs, the nature of our operations means that legal compliance risks will continue to exist and additional legal proceedings and other contingencies, the outcome of which cannot be predicted with certainty, will arise from time to time.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Nucor recognizes the importance of developing, implementing, and maintaining effective cybersecurity measures designed to protect our information systems and the confidentiality, integrity, and availability of our data. We face a number of information technology and cybersecurity threats which could have an adverse effect on our business and results of operations.

Notwithstanding the Company's cybersecurity framework and preventative strategies, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. See "Item 1A. Risk Factors" for a discussion of cybersecurity risks.

Risk Management and Strategy

Overview

We have developed and implemented a cybersecurity risk management program that is intended to enable us to assess, identify, and manage risk associated with cybersecurity threats. Our program is based on the Cybersecurity Framework promulgated by the National Institute of Standards and Technology and other applicable industry standards, and includes the following key elements:

- identification and assessment of cybersecurity threats based on internal and external assessments and monitoring, information from internal stakeholders, and external publications and resources such as those made available by the United States Cybersecurity and Infrastructure Security Agency;
- technical and organizational safeguards designed to protect against identified threats, including documented policies and procedures, technical controls, and employee education and awareness;
- processes to detect the occurrence of cybersecurity events, and maintenance and regular testing of incident response and recovery and business continuity plans and processes; and
- a third-party risk management process to manage cybersecurity risks associated with our service providers, suppliers, and vendors.

The program is designed to foster a culture of cybersecurity risk management across the Company.

Integrated Overall Risk Management

Assessing, identifying, and managing cybersecurity-related risks is integrated into our overall risk management framework. The Company conducts an annual cybersecurity risk assessment and reports the most significant risks and associated planned mitigation strategies to the Audit Committee of the Board of Directors. The annual risk assessment is carried out under the supervision of the President of Nucor Business Technology, the Company's Cybersecurity Director, and the Company's Vice President and Corporate Controller. See "Governance" below. The Board also regularly receives focused presentations regarding cybersecurity risks from the Company's Cybersecurity Director.

Third-Party Engagement

Due to the complexity and ever-changing nature of cybersecurity threats, Nucor engages a range of external experts to assist in its assessment, identification, and management of risks from cybersecurity threats. These include cybersecurity assessors, forensic and incident response experts, and auditors to review the Company's cybersecurity posture and responsive efforts. Our relationships with these external partners enable us to leverage their expertise with the goal of maintaining best practices.

Oversight of Third-Party Risks

Our third-party service providers, suppliers, and vendors face their own risks from cybersecurity threats that could impact Nucor in certain circumstances. In response, we have implemented processes for overseeing and managing these risks. Those processes include limiting the exposure of our information systems to external systems to the least practicable amount, assessing the third parties' information security practices before allowing them to access our information systems or data, requiring the third parties to implement appropriate cybersecurity controls in our agreements with them, and conducting ongoing monitoring of their compliance with those requirements. We also utilize third-party risk

and compliance monitoring services to monitor our service providers, suppliers, and vendors and to augment the effectiveness of our risk mitigation efforts in this area.

Risks from Cybersecurity Threats

As of the date of this report, no risks from cybersecurity threats, including as a result of cybersecurity incidents we have experienced in the past, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Governance

The Company seeks to ensure effective governance in managing risks associated with cybersecurity threats, as more thoroughly described below.

Board of Directors Oversight

The Audit Committee of the Board of Directors is responsible for the oversight of risks from cybersecurity threats. The Audit Committee is composed of directors with a wide range of experience, including risk management and controls, and technology. See “Integrated Overall Risk Management” above.

Management’s Role in Cybersecurity Risk Management

A division of the Company known as Nucor Business Technology, or NBT, is responsible for the Company’s information technology needs, including cybersecurity risk assessment and management. NBT’s cybersecurity function is led by the Cybersecurity Director, who reports to the President of NBT, who in turn reports to the Company’s Chair, President, and Chief Executive Officer. The current Cybersecurity Director has twenty years of experience in the cybersecurity field and has broad expertise in cybersecurity threat assessments and detection, mitigation technologies, cybersecurity training, and incident response.

The Company also has a Risk Committee composed of the following members of the Company’s management:

- Executive Vice President, Business Services & General Counsel
- President, Nucor Business Technology
- Vice President and Corporate Controller
- Vice President and General Manager, Corporate Legal Affairs
- General Manager of Internal Audit
- Cybersecurity Director
- Manager of External Reporting

The Risk Committee is responsible for overseeing the Company’s response to cybersecurity incidents. The Risk Committee and the Chair, President, and Chief Executive Officer inform the Audit Committee and the Board of Directors on cybersecurity risks.

Monitoring of Cybersecurity Incidents

The Cybersecurity Director implements and oversees our processes for regularly monitoring our information systems. This includes security measures and regular audits to identify potential issues. In the event of a cybersecurity incident, we have an established incident response plan that requires prompt

notification of the Cybersecurity Director or their designee, who in turn oversees our assessment of and response to the incident. The Cybersecurity Director is also responsible for informing the Risk Committee of cybersecurity incidents, which in turn has a detailed process for assessing the impacts of incidents and monitoring the Company’s mitigation and remediation efforts. Depending on the nature of the incident, this process also provides for escalating notification to senior executives, including the Chair, President, and Chief Executive Officer and to the Board of Directors.

Item 2. Properties

We own most of our principal operating facilities. These facilities, by segment, are as follows:

Location	Approximate square footage of facilities	Principal products
Steel mills:		
Fontana, California	4,020,000	Flat-rolled steel
Hickman, Arkansas	2,740,000	Flat-rolled steel
Blytheville, Arkansas	2,700,000	Structural steel, sheet steel
Berkeley County, South Carolina	2,430,000	Flat-rolled steel, structural steel
Decatur, Alabama	2,000,000	Flat-rolled steel
Crawfordsville, Indiana	1,890,000	Flat-rolled steel
Norfolk, Nebraska	1,540,000	Steel shapes
Hertford County, North Carolina	1,350,000	Steel plate
Plymouth, Utah	1,290,000	Steel shapes
Ghent, Kentucky	1,260,000	Flat-rolled steel
Jewett, Texas	1,170,000	Steel shapes
Darlington, South Carolina	980,000	Steel shapes
Kankakee, Illinois	850,000	Steel shapes
Memphis, Tennessee	700,000	Steel shapes
Silao, Guanajuato, Mexico	680,000	Flat-rolled steel
Seattle, Washington	660,000	Steel shapes
Tuscaloosa, Alabama	610,000	Steel plate
Auburn, New York	510,000	Steel shapes
Jackson, Mississippi	490,000	Steel shapes
Brandenburg, Kentucky	490,000	Steel plate
Sedalia, Missouri	470,000	Steel shapes
Marion, Ohio	430,000	Steel shapes
Kingman, Arizona	380,000	Steel shapes
Frostproof, Florida	350,000	Steel shapes
Birmingham, Alabama	310,000	Steel shapes
Wallingford, Connecticut	240,000	Steel shapes
Steel products:		
Norfolk, Nebraska	1,150,000	Joists, deck, cold finished bar
Arthur, Illinois	1,070,000	Overhead doors
St. Joe, Indiana	1,010,000	Joists, deck, fastener
Brigham City, Utah	1,000,000	Joists, cold finished bar, building systems
Grapeland, Texas	810,000	Joists, deck
Chemung, New York	560,000	Joists, deck
Marseilles, Illinois	550,000	Steel tube
Florence, South Carolina	540,000	Joists, deck
Birmingham, Alabama	480,000	Steel tube
Fort Payne, Alabama	470,000	Joists, deck
Decatur, Alabama	470,000	Steel tube
Louisville, Kentucky	440,000	Steel tube
Trinity, Alabama	380,000	Steel tube
Eufaula, Alabama	360,000	Building systems
Chicago, Illinois	350,000	Steel tube
Waterloo, Indiana	350,000	Building systems

In the steel products segment, we have 92 operating facilities, excluding the locations listed above, in 39 states with 29 operating facilities in Canada and two in Mexico. Nucor Rebar Fabrication also operates multiple sales offices in Canada and certain other foreign locations. The steel products segment also includes Skyline Steel, LLC, our steel foundation distributor. NWS has leased square footage of approximately 630,000 square feet in Los Angeles, California, and has leased square footage of approximately 420,000 square feet in Houston, Texas.

In the raw materials segment, we have 93 operating facilities in 19 states with one operating facility in Point Lisas, Trinidad. For our DRI facilities in Trinidad and Louisiana, a significant portion of the production process occurs outdoors. The Trinidad site, including leased land, is approximately 1.9 million square feet. The Louisiana site has approximately 174.2 million square feet of owned land with buildings that total approximately 72,500 square feet. DJJ has 85 operating facilities in 18 states along with multiple brokerage offices in the United States and certain other foreign locations.

The average utilization rates of all operating facilities in the steel mills, steel products and raw materials segments in 2023 were approximately 78%, 64% and 71% of production capacity, respectively.

We also own our principal executive offices in Charlotte, North Carolina.

Item 3. Legal Proceedings.

Nucor is from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance with self-insurance limits for certain risks.

During 2022, Nucor Steel Louisiana, our DRI facility located in St. James Parish, Louisiana, received allegations of violations of the Clean Air Act from the United States Environmental Protection Agency. A combined settlement is currently being negotiated with the United States Department of Justice, United States Environmental Protection Agency and the Louisiana Department of Environmental Quality. We do not believe that any aggregate settlement for these allegations will be material to Nucor.

There were no other proceedings that were pending or contemplated under federal, state or local environmental laws that the Company reasonably believes may result in monetary sanctions of at least $1.0 million (the threshold chosen by Nucor as permitted by Item 103 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and which Nucor believes is reasonably designed to result in disclosure of any such proceeding that is material to its business or financial condition).

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

The following is a description of the names and ages of the executive officers of the Company, indicating all positions and offices with the Company held by each such person and each person’s principal occupation or employment during the past five years. Each executive officer of Nucor is elected by the Board of Directors and holds office from the date of election until removed by the Board.

Allen C. Behr (50), Executive Vice President of Plate and Structural Products, was named EVP in May 2020. Mr. Behr began his career with Nucor in 1996 as Design Engineer at Nucor Building Systems-Indiana and joined the start-up team at Nucor Building Systems-Texas in 1999. In 2001, he became the

Engineering Manager at Nucor Building Systems-South Carolina and was promoted to General Manager in 2008. Mr. Behr became the General Manager of Vulcraft-South Carolina in 2011 and was promoted to Vice President in 2012. He was promoted to President of the Vulcraft/Verco group in 2014 and he served as General Manager of Nucor Steel-Texas from 2017 to 2019.

Brad Ford (45)*,* Executive Vice President of Fabricated Construction Products, became EVP in May 2023. Mr. Ford began his career at The David J. Joseph Company (DJJ) in 2001 as a Brokerage Representative and subsequently served as District Manager and International Trading Manager. In 2013, Mr. Ford became Commercial Vice President at DJJ's subsidiary, Trademark Metals Recycling LLC (TMR), and then served as President of TMR from 2015 to 2020. Mr. Ford became General Manager of Vulcraft-Indiana in 2020. He was promoted to Vice President of Nucor in 2022 and most recently served as Vice President and General Manager of Nucor Steel Decatur, LLC.

Noah Hanners (44)*,* Executive Vice President of Raw Materials, became EVP in January 2023. Mr. Hanners began his career with Nucor in 2011 as Melt Shop Engineer at Nucor Steel South Carolina. He next served as Shift Supervisor and was then promoted to Melt Shop Manager at Nucor Steel Auburn, Inc. Mr. Hanners later served as General Manager of Nucor Tubular Products and General Manager of Nucor Steel Kankakee, Inc. and was promoted to Vice President in 2019. He served as the Vice President and General Manager of The David J. Joseph Company from 2019 to 2022.

John Hollatz (48)*,* Executive Vice President of Bar, Engineered Bar, and Rebar Fabrication Products, was named EVP in May 2022. Mr. Hollatz began his career at Nucor in 1999 as Design Engineer at Vulcraft Indiana and then served as Sales Engineer and Sales Manager at Vulcraft Nebraska. Mr. Hollatz later served as General Manager of Nucor Building Systems South Carolina, General Manager of Vulcraft Indiana, and President of the Vulcraft/Verco group. He was promoted to Vice President and General Manager of Nucor Steel Decatur, LLC in 2016.

Douglas J. Jellison (65), Executive Vice President of Strategy, was named EVP in January 2021. Mr. Jellison began his Nucor career in 1990 as Materials Manager at Nucor Bearing Products and has worked in various positions and businesses in his more than 30 years with Nucor, including several controller and business development roles. Mr. Jellison was promoted to Vice President in 2004 and served as General Manager of Nucor Bearing Products, Nucor Steel Seattle, Inc. and Nucor-Yamato. He then served as President of Nucor Tubular Products and most recently as President of Nucor's steel piling subsidiary, Skyline Steel LLC.

Stephen D. Laxton (53)*,* Chief Financial Officer, Treasurer, and Executive Vice President, became CFO in March 2022. Mr. Laxton began his career at Nucor in 2003 as General Manager of Business Development and was promoted to Vice President in 2014. Prior to joining Nucor, Mr. Laxton worked for Cinergy Corp., holding various positions including Director of Asset Management and Manager of Corporate Development. Prior to Cinergy, he held various financial roles with Ashland, Inc., North American Stainless and National City Bank.

Gregory J. Murphy (60), Executive Vice President of Business Services and General Counsel, was named EVP in January 2021. Mr. Murphy began his Nucor career in 2015 as Vice President and General Counsel. In 2020, he assumed additional responsibilities and was named General Counsel and Vice President of Legal, Environmental and Public Affairs. Prior to joining Nucor, Mr. Murphy was a Partner with the law firm of Moore & Van Allen PLLC, where he was the team leader of the Litigation Practice Group and served for a decade on the firm's Executive Committee.

Daniel R. Needham (58), Executive Vice President of Commercial, was named EVP in May 2022. Mr. Needham began his career with Nucor in 2000 as Controller at Nucor Steel Hertford County. He subsequently served as Controller of Nucor Steel Decatur, LLC and Nucor Steel Utah. In 2011, Mr. Needham became General Manager of Nucor Steel Connecticut, Inc. He later served as General Manager of Nucor Steel Utah and was elected Vice President in 2016. In 2019, Mr. Needham was promoted to Vice President and General Manager of Nucor Steel Indiana. He served as the Executive Vice President of Bar, Engineered Bar and Rebar Fabrication Products from February 2021 to May 2022.

K. Rex Query (58), Executive Vice President of Sheet Products and Talent Resources, was named EVP in January 2021. Mr. Query joined Nucor in 1990 as a financial analyst in the Corporate Office and subsequently served as Controller at Vulcraft South Carolina, Nucor Steel Berkeley and Nucor Steel Hertford. After serving as General Manager and Corporate Controller, Mr. Query was elected to Vice President in 2002 and served as General Manager at Nucor Steel Auburn, Inc., Nucor Steel Decatur, LLC, Nucor Steel South Carolina and NCF as well as President of Nucor Europe. Most recently, Mr. Query served as President of Nucor's Vulcraft/Verco group. Mr. Query is married to the sister of Mr. Topalian's wife.

David A. Sumoski (57), was named Chief Operating Officer, in January 2021. He previously served as Executive Vice President from 2014 to 2020, most recently as EVP of Merchant and Rebar Products. He also served as General Manager of Nucor Steel Memphis, Inc. from 2012 to 2014 and as General Manager of Nucor Steel Marion, Inc. from 2008 to 2012. Mr. Sumoski was named Vice President in 2010. He began his career with Nucor as an electrical supervisor at Nucor Steel-Berkeley in 1995, later serving as Maintenance Manager.

Leon J. Topalian (55), has served as President and Chief Executive Officer since January 2020 and as Chair of the Board of Directors since September 2022. He previously served as President and Chief Operating Officer from September 2019 to December 2019, as Executive Vice President of Beam and Plate Products from 2017 to 2019 and as Vice President of Nucor from 2013 to 2017. He began his Nucor career at Nucor Steel-Berkeley in 1996, serving as a project engineer and then as cold mill production supervisor. Mr. Topalian was promoted to Operations Manager for Nucor's former joint venture in Australia and later served as Melting and Casting Manager at Nucor Steel-South Carolina. He then served as General Manager of Nucor Steel Kankakee, Inc. from 2011 to 2014 and as General Manager of Nucor-Yamato from 2014 to 2017. Mr. Topalian is married to the sister of Mr. Query's wife.

D. Chad Utermark (55), Executive Vice President of New Markets and Innovation, was named EVP in 2014. He previously served as General Manager of Nucor-Yamato from 2011 to 2014 and as General Manager of Nucor Steel-Texas from 2008 to 2011. He was named Vice President of Nucor in 2009. Mr. Utermark began his Nucor career as a utility operator at Nucor Steel-Arkansas in 1992, subsequently serving as shift supervisor and Hot Mill Manager at that division as well as Roll Mill Manager at Nucor Steel-Texas.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed and traded on the New York Stock Exchange under the symbol "NUE." As of January 31, 2024, there were approximately 11,000 stockholders of record of our common stock.

Our share repurchase program activity for each of the three months and the quarter ended December 31, 2023 was as follows (in thousands, except per share amounts):

	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (2)
October 1, 2023—October 28, 2023	—	$ -	—	$ 3,499,941
October 29, 2023—November 25, 2023	—	$ -	—	$ 3,499,941
November 26, 2023—December 31, 2023	1,000	$ 177.18	1,000	$ 3,322,765
For the Quarter Ended December 31, 2023	1,000		1,000	

(1) Includes commissions of $0.02 per share.
(2) On May 11, 2023, the Company announced that its Board of Directors had approved a share repurchase program under which the Company is authorized to repurchase up to $4.00 billion of the Company's common stock and terminated all previously authorized share repurchase programs. The share repurchase authorization is discretionary and has no expiration date.

Nucor has increased its base cash dividend every year since the Company began paying dividends in 1973. Nucor paid a total dividend of $2.04 per share in 2023 compared with $2.00 per share in 2022. In December 2023, the Board of Directors increased the base quarterly cash dividend on Nucor's common stock to $0.54 per share from $0.51 per share. In February 2024, the Board of Directors declared Nucor's 204th consecutive quarterly cash dividend of $0.54 per share payable on May 10, 2024 to stockholders of record on March 28, 2024.

See Note 16 to the Company's consolidated financial statements for a discussion regarding securities authorized for issuance under the Company's stock-based compensation plans.

The stock performance graph required by Item 201(e) of Regulation S-K is incorporated into this report by reference from the Company's annual report to stockholders for the year ended December 31, 2023, which will be posted to the Company's website and furnished to the SEC subsequent to the date of this report. The stock performance graph shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, nor shall it be deemed to be "soliciting material" subject to Regulation 14A or incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations of Nucor Corporation should be read in conjunction with the consolidated financial statements of the Company and the accompanying notes to the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations included in this report discusses our financial condition and results of operations as of and for the years ended December 31, 2023 and 2022. Information concerning the year ended December 31, 2022 and a comparison of the years ended December 31, 2022 and 2021 may be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 28, 2023.

Overview

The U.S. economy grew at a faster rate in 2023 – 2.5 percent – compared to 1.9 percent the prior year. Steel market demand in 2023 remained strong across many of the end markets we serve, particularly nonresidential construction. Operating rates at our steel mills for the full year 2023 increased slightly to 78% as compared to 77% for the full year 2022.

Legislation passed by Congress is providing more than $1.5 trillion to rebuild traditional infrastructure, build-out clean energy infrastructure and re-shore semiconductor chip manufacturing back to the United States. These steel-intensive projects are expected to create an estimated 5 to 8 million tons of additional annual steel demand in the coming years. Funding from the Infrastructure Investment & Jobs Act (IIJA) is starting to impact the steel market and that impact is expected to last several years. The CHIPS Act has already generated announcements for dozens of new semiconductor ecosystem projects in the U.S. representing more than $200 billion in private investments. Strong Buy America requirements in the IIJA and the Inflation Reduction Act will promote domestically produced steel being used to rebuild U.S. infrastructure and build-out new clean energy infrastructure. More than half of Nucor products are shipped into the construction market, and Nucor's lower carbon footprint is expected to provide an additional advantage as states and localities look to rebuild infrastructure in a sustainable manner.

Our Challenges and Risks

Global steel production overcapacity continues to be an ongoing risk to Nucor and the entire steel industry, with the OECD estimating that global steel production overcapacity would grow from approximately 550 million metric tons in 2022 to more than 600 million tons in 2023. However, additional capacity continues to come online and China's steel production, the largest steel producing country, is still near record levels. In 2023, China's steel production was more than 1 billion tons for the fourth consecutive year. Circumvention of trade duties also continues to pose a risk, as countries route products through third-party countries to evade duties. Increasingly, China is seeking to evade trade duties by building new steelmaking capacity in other countries with a focus on neighboring countries in southeast Asia, as well as Africa.

An uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases or decreases rapidly in response to changes in domestic demand, unanticipated events that affect the flow of scrap into scrap yards, the availability of scrap substitutes, currency fluctuations and changes in foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which are often also associated with periods of stronger or rapidly improving steel market conditions, being able to increase our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to mitigate the scrap price risk by managing scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap, which can make this

inventory management strategy difficult to achieve. Continued successful implementation of our raw material strategy, including key investments in DRI production, coupled with the scrap brokerage and processing services performed by our team at DJJ, give us greater control over our metallic inputs and thus also helps us to mitigate this risk. See "Item 1A. Risk Factors- *Industry Specific Risk Factors*" for further discussion of raw material risks.

During periods of stronger or rapidly improving steel market conditions, we are more likely to be able to pass through to our customers, relatively quickly, the increased costs of ferrous scrap and scrap substitutes, protecting our gross margins from significant erosion. During periods of weaker or rapidly deteriorating steel market conditions, weak steel demand, low industry utilization rates and the impact of imports create an even more intensified competitive environment and increased pricing pressure. All of those factors, to some degree, impact pricing, which increases the likelihood that Nucor will experience lower gross margins.

Although the majority of our steel sales are to spot market customers in North America who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, most notably in our sheet operations. Approximately 80% of our sheet sales were to contract customers in 2023 (approximately 85% in 2022), with the balance being sold in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers at any given time depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period.

Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise, and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. The vast majority of our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes, but, during periods of steel market weakness, the more intensified competitive steel market environment can cause the sales price indices to decrease resulting in reduced gross margins and profitability. Furthermore, since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Contract sales typically have terms ranging from six to 12 months.

Our Strengths and Opportunities

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. We have numerous, large, strategic capital projects at various stages of progress that we believe will help us further diversify our product offerings and expand the markets that we serve. We expect these investments to grow our long-term earnings power by increasing our channels to market, expanding our product portfolio into higher value-added offerings, improving our cost structure and further building upon our market leadership positions.

We believe that Nucor’s raw material supply chain is another important strength. Our investment in DRI production facilities and scrap brokerage and processing businesses provides Nucor with significant flexibility in optimizing our raw materials costs. Additionally, having a portion of our raw materials supply under our control reduces risk associated with the global sourcing of raw materials.

Our highly variable, low-cost structure, combined with our financial strength and liquidity, have allowed us to successfully navigate cyclical steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower

selling prices. Our pay-for-performance system that is closely tied to our levels of production also allows us to keep our highly experienced workforce intact and to continue operating our facilities when some of our competitors with greater fixed costs are forced to shut down some of their facilities. Because we use EAFs to produce our steel, we can easily vary our production levels to match short-term changes in demand.

Evaluating Our Operating Performance

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers (80% in 2023 and 78% in 2022), but a significant percentage is used internally by many of the facilities in our steel products segment (20% in 2023 and 22% in 2022).

We begin measuring our performance by comparing our net sales, both in total and by individual segment, during a reporting period with our net sales in the corresponding period in the prior year. In doing so, we focus on changes in and the reasons for such changes in the two key variables that have the greatest influence on our net sales: average sales price per ton during the period and total tons shipped to outside customers.

We also focus on both dollar and percentage changes in gross margins, which are key drivers of our profitability, and the reasons for such changes. There are many factors from period to period that can affect our gross margins. One consistent area of focus for us is changes in "metal margins," which is the difference between the selling price of steel and the cost of scrap and scrap substitutes. Increases or decreases in the cost of scrap and scrap substitutes that are not offset by changes in the selling price of steel can quickly compress or expand our margins and reduce or increase our profitability.

Changes in marketing, administrative and other expenses, particularly profit sharing and other variable incentive-based payment costs, can have a material effect on our results of operations for a reporting period as well. These costs vary significantly from period to period as they are based upon changes in our pre-tax earnings and other profitability metrics that are a reflection of our pay-for-performance system that is closely tied to our levels of production.

Evaluating Our Financial Condition

We evaluate our financial condition each reporting period by focusing primarily on the amounts of and reasons for changes in cash provided by operating activities, our current ratio, the turnover rate of our accounts receivable and inventories, the amounts of and reasons for changes in cash used in or provided by investing activities (including projected capital expenditures) and financing activities and our cash and cash equivalents and short-term investments position at period end. We believe that our conservative financial practices have served us well in the past and are serving us well today. As a result, we believe our financial position remains strong.

Comparison of 2023 to 2022

Results of Operations

Nucor reported consolidated net earnings of $4.52 billion, or $18.00 per diluted share, in 2023, which decreased compared to $7.61 billion, or $28.79 per diluted share, in 2022, the latter of which was the most profitable year in the Company's history. Though decreased from the prior year, 2023 represented the third most profitable year in Nucor's history.

The primary driver for the decrease in earnings in 2023 as compared to 2022 was the decreased profitability of the steel mills segment. Metal margin in the steel mills segment decreased significantly in 2023 as compared to 2022, as decreases in average selling prices outpaced decreases in scrap and substitute costs. All product groups within the steel mills segment had lower metal margin in 2023 as compared to 2022, with the largest decrease at our sheet mills.

Earnings of the steel products segment decreased in 2023 following a record-setting year for profitability in 2022. Average selling prices and volumes both decreased for the steel products segment in 2023 as compared to 2022. The primary driver for the decreased earnings of the steel products segment in 2023 was the reduced profitability of the joist and deck businesses, both of which had very strong earnings in 2022. Partially offsetting these decreases were increases in profitability at the segment's rebar fabrication, garage doors, insulated metal panels and tubular products businesses in 2023 as compared to 2022. The Company's rebar fabrication business set a new record for profitability in 2023.

Earnings in the raw materials segment decreased in 2023 as compared to 2022 primarily due to decreased earnings at our DRI facilities and scrap processing operations. Included in the earnings of the raw materials segment in 2022 was the $96.0 million write-off of our leasehold interest in unproved oil and gas properties after the Company’s management determined that it was unlikely to develop the leasehold interests in the future.

The following discussion will provide greater quantitative and qualitative analysis of Nucor’s performance in 2023 as compared to 2022.

Net Sales

Net sales to external customers by segment for the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,		
	2023	2022	% Change
Steel mills	$ 20,092,662	$ 24,189,858	-17%
Steel products	12,758,939	15,060,328	-15%
Raw materials	1,861,900	2,262,281	-18%
Total net sales to external customers	$ 34,713,501	$ 41,512,467	-16%

Net sales for 2023 decreased 16% from the prior year. Average sales price per ton decreased 15% from $1,626 in 2022 to $1,377 in 2023. Total tons shipped to outside customers decreased 1% from 25,524,000 tons in 2022 to 25,205,000 tons in 2023.

In the steel mills segment, sales tons for the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,		
	2023	2022	% Change
Outside steel shipments	18,552	18,200	2%
Inside steel shipments	4,721	5,041	-6%
Total steel shipments	23,273	23,241	-

Net sales for the steel mills segment decreased 17% in 2023 compared to the prior year due to an 18% decrease in the average sales price per ton, from $1,324 in 2022 to $1,084 in 2023, partially offset by a 2% increase in tons sold to outside customers. Average selling prices for our sheet, bar, structural, and plate mills decreased in 2023 as compared to 2022.

Outside sales tonnage for the steel products segment for the years ended December 31, 2023 and 2022 was as follows (in thousands):

	Year Ended December 31,		
	2023	2022	% Change
Joist sales	510	671	-24%
Deck sales	401	515	-22%
Cold finished sales	428	467	-8%
Rebar fabrication sales	1,169	1,282	-9%
Piling products sales	433	443	-2%
Tubular products sales	949	950	-
Other steel products sales	596	687	-13%
Total steel products sales	4,486	5,015	-11%

Net sales for the steel products segment decreased 15% in 2023 from the prior year due to a 5% decrease in the average sales price per ton, from $3,003 in 2022 to $2,845 in 2023, as well as an 11% decrease in volumes.

Net sales for the raw materials segment decreased 18% in 2023 from the prior year, primarily due to decreased volumes and average sales prices at DJJ's brokerage and scrap processing operations. In 2023, approximately 92% of outside sales for the raw materials segment were from the brokerage operations of DJJ, and approximately 4% of outside sales were from the scrap processing operations of DJJ (91% and 3%, respectively, in 2022).

Gross Margins

In 2023, Nucor recorded gross margins of $7.81 billion (23%), which was a decrease from $12.50 billion (30%) in 2022:

- The primary driver for the decrease in gross margins in 2023 as compared to 2022 was the decrease in metal margins in the steel mills, primarily due to lower metal margins per ton and decreases in average selling prices outpacing decreases in scrap costs.

  The average scrap and scrap substitute cost per gross ton used decreased 14% from $492 in 2022 to $421 in 2023. Scrap prices are driven by the global supply and demand for scrap and other iron-based raw materials used to make steel. Scrap prices are stable as we begin 2024.

- Pre-operating and start-up costs of new facilities increased to approximately $400 million in 2023 as compared to approximately $247 million in 2022. Pre-operating and start-up costs in 2023 primarily related to the plate mill built in Kentucky, the sheet mill being built in West Virginia, and the micro mill being built in North Carolina. Pre-operating and start-up costs in 2022 primarily related to the plate mill then being built in Kentucky, the sheet mill expansion in Kentucky, and the galvanizing line at our sheet mill in Arkansas. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up.

- Gross margins in the steel products segment decreased in 2023 as compared to 2022 primarily due to moderating prices and margin compression at our joist and deck facilities.

- Gross margins in the raw materials segment decreased significantly in 2023 as compared to 2022 due to the decreased profitability of our scrap brokerage and recycling operations.

Marketing, Administrative and Other Expenses

A major component of marketing, administrative and other expenses is profit sharing and other incentive compensation costs. These costs, which are based upon and fluctuate with Nucor's financial performance, decreased from 2022 to 2023 due to the decreased profitability of the Company. In 2023, profit sharing costs consisted of $611.1 million, including the Company's matching contribution, made to the Company's Profit Sharing and Retirement Savings Plan for qualified employees ($994.2 million in 2022). Other employee bonus costs also fluctuate based on Nucor's achievement of certain financial performance goals, including achieving record earnings, and comparisons of Nucor's financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses decreased by 8% to $54.1 million in 2023 compared with $58.8 million in 2022 and includes expenses associated with vesting of stock awards granted in prior years.

Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates was $12.8 million in 2023 and $10.7 million in 2022. The increase in equity method investment earnings from 2022 to 2023 was primarily due to decreased losses at NJSM. In October 2023, Nucor purchased an additional 1% interest in NJSM, bringing our investment in NJSM to a 51% controlling interest. Beginning in the fourth quarter of 2023, Nucor has accounted for NJSM on a consolidated basis.

Losses and Impairments of Assets

During 2022, Nucor recorded a non-cash loss on assets of $96.0 million related to our leasehold interest in unproved oil and natural gas properties in the raw materials segment and an impairment charge of $5.8 million related to machinery and equipment in the steel products segment.

Interest Expense (Income)

Net interest expense (income) for the years ended December 31, 2023 and 2022 was as follows (in thousands):

	Year Ended December 31,	
	2023	2022
Interest expense	$ 245,954	$ 218,911
Interest income	(275,586)	(48,695)
Interest expense, net	$ (29,632)	$ 170,216

Interest expense increased in 2023 compared to 2022 due to higher average interest rates on debt and an increase in average debt outstanding. Interest income increased in 2023 compared to 2022 due to an increase in average interest rates on investments and higher average investments.

Earnings Before Income Taxes and Noncontrolling Interests

The following table presents earnings before income taxes and noncontrolling interests by segment for the years ended December 31, 2023 and 2022 (in thousands). The changes between periods were driven by the quantitative and qualitative factors previously discussed.

	Year Ended December 31,	
	2023	2022
Steel mills	$ 3,712,470	$ 7,199,087
Steel products	3,443,950	4,093,105
Raw materials	253,506	496,823
Corporate/eliminations	(1,137,169)	(1,544,171)
Earnings before income taxes and noncontrolling interests	$ 6,272,757	$ 10,244,844

Noncontrolling Interests

Noncontrolling interests represent the income attributable to the noncontrolling partners of Nucor's joint ventures, NYS, CSI and NJSM. Nucor owns a 51% controlling interest in each of NYS, CSI and NJSM. The decrease in earnings attributable to noncontrolling interests in 2023 as compared to 2022 was due to the decreased earnings of NYS and CSI. Furthermore, the decrease in earnings attributable to noncontrolling interests is due to the losses of NJSM, for which results were consolidated beginning in the fourth quarter of 2023 following Nucor's purchase of an additional 1% interest in NJSM to bring the total investment to a 51% controlling interest.

Provision for Income Taxes

The Company's effective tax rate in 2023 was 21.68% compared with 21.13% in 2022. The 2023 effective tax rate includes an increased impact, when compared to 2022, related to federal tax credits and the change in relative proportions of net earnings attributable to noncontrolling interests to total pre-tax earnings between the periods. The 2022 effective tax rate included a net tax benefit of $76.4 million (-0.75%) for state tax credits, and a net tax benefit of $88.0 million (-0.86%) related to a change in the valuation allowance of a state deferred tax asset.

The Internal Revenue Service ("IRS") is currently examining Nucor's 2015, 2019, and 2020 federal income tax returns. Nucor has concluded U.S. federal income tax matters for tax years through 2014, and for the tax years 2016 and 2018. The tax years 2017, 2021, and 2022 remain open to examination by the IRS. The 2015 through 2021 Canadian income tax returns for Harris and certain related affiliates are currently under examination by the Canada Revenue Agency. The tax years 2016 through 2022 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada, Trinidad & Tobago, and other state and local jurisdictions).

Net Earnings and Return on Equity

Nucor reported net earnings of $4.52 billion, or $18.00 per diluted share, in 2023, compared to net earnings of $7.61 billion, or $28.79 per diluted share, in 2022. Net earnings attributable to Nucor stockholders as a percentage of net sales were 13.0% and 18.3% in 2023 and 2022, respectively. Return on average stockholders' equity was 23.0% and 46.9% in 2023 and 2022, respectively.

Liquidity and Capital Resources

We believe our financial strength is a key strategic advantage, particularly during recessionary business cycles. We carry the highest credit ratings of any steel producer headquartered in North America, with an A- long-term rating from Standard and Poor's, a Baa1 long-term rating from Moody's and an A- long-term rating from Fitch. Our credit ratings are dependent, however, on many factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made to enhance investors' understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Nucor's cash and cash equivalents, short-term investments and restricted cash and cash equivalents position remained strong at $7.13 billion as of December 31, 2023, compared with $4.94 billion as of December 31, 2022. Approximately $1.05 billion and $1.04 billion of the cash and cash equivalents position as of December 31, 2023 and 2022, respectively, was held by our majority-owned joint ventures. Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we have external short-term financing sources available, including the issuance of commercial paper and borrowings under our bank credit facilities.

We also issue long-term debt securities from time-to-time. On March 11, 2022, Nucor completed the issuance and sale of $550.0 million aggregate principal amount of its 3.125% Notes due 2032 (the "2032

Notes”) and $550.0 million aggregate principal amount of its 3.850% Notes due 2052 (the “2052 Notes” and, together with the 2032 Notes, the “2032/2052 Notes”). The net proceeds from the issuance and sale of the 2032/2052 Notes were used along with cash on hand to redeem all of the outstanding $600.0 million aggregate principal amount of our 4.125% Notes due 2022 (the “2022 Notes”) and $500.0 million aggregate principal amount of our 4.000% Notes due 2023 (the “2023 Notes”) pursuant to the terms of the indenture governing the 2022 Notes and the 2023 Notes.

On April 25, 2022, Nucor redeemed all $500.0 million aggregate principal amount outstanding of the 2023 Notes using a portion of the net proceeds from the issuance and sale of the 2032/2052 Notes. On August 15, 2022, Nucor redeemed all $600.0 million aggregate principal amount outstanding of the 2022 Notes using the remaining portion of the net proceeds from the issuance and sale of the 2032/2052 Notes.

On May 23, 2022, Nucor completed the issuance and sale of $500.0 million aggregate principal amount of its 3.950% Notes due 2025 (the “2025 Notes”) and $500.0 million aggregate principal amount of its 4.300% Notes due 2027 (the “2027 Notes”).

We expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed.

Selected Measures of Liquidity and Capital Resources

	(Dollars in thousands) December 31,	
	2023	**2022**
Cash and cash equivalents	$ 6,383,298	$ 4,280,852
Short-term investments	747,479	576,946
Restricted cash and cash equivalents	3,494	80,368
Working capital	11,791,349	10,361,940
Current ratio	3.6	3.4

The current ratio, which is calculated by dividing current assets by current liabilities, was 3.6 at year-end 2023 compared with 3.4 at year-end 2022. The current ratio was impacted by higher cash and cash equivalents at December 31, 2023.

In 2023, total accounts receivable turned approximately every five weeks and inventories turned approximately every 11 weeks. These ratios compare with accounts receivable turnover of approximately every five weeks and inventory turnover of approximately every 10 weeks for 2022.

Funds provided by operations, cash and cash equivalents, short-term investments, restricted cash and cash equivalents and new borrowings under existing credit facilities are expected to be adequate to meet future capital expenditures, current debt maturities and working capital requirements for existing operations for at least the next 24 months. We also believe we have adequate access to capital markets for liquidity purposes.

Off-Balance Sheet Arrangements

We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities that we believe could have a material impact on our financial condition or liquidity.

Capital Allocation Strategy

We believe that our conservative financial practices have served us well in the past and are serving us well today. Nucor’s financial strength allows for a consistent, balanced approach to capital allocation

throughout the business cycle. Nucor's highest capital allocation priority is to invest in our business for profitable growth over the long term. We have historically done this by investing to optimize our existing operations, initiate greenfield expansions and make acquisitions. Our second priority is to return capital to our stockholders through cash dividends and share repurchases. We intend to return a minimum of 40% of our net earnings to our stockholders through dividends and share repurchases, while maintaining a debt-to-capital ratio that supports a strong investment grade credit rating. Nucor returned approximately $2.07 billion in capital to its stockholders in the form of base dividends and share repurchases in 2023.

Our cash flows for each period were as follows:

	(Dollars in thousands) December 31, 2023	2022
Net cash provided by operating activities	$ 7,111,931	$ 10,072,054
Net cash used in investing activities	(2,496,431)	(5,702,709)
Net cash used in financing activities	(2,592,811)	(2,510,863)
Effect of exchange rate changes on cash	2,883	(5,920)
Net increase in cash and cash equivalents and restricted cash and cash equivalents	$ 2,025,572	$ 1,852,562

Operating Activities

For 2023 compared to 2022, the $3.0 billion decrease in cash provided by operating activities was primarily driven by a decrease in net earnings and changes in operating assets and liabilities. Net earnings decreased $3.2 billion over the prior year, which included $101.8 million of non-cash losses and impairments of assets in 2022 (none in 2023). The changes in operating assets and liabilities resulted in a net inflow of $858.4 million and $692.7 million in 2023 and 2022, respectively. The changes in working capital were primarily due to a decrease in accounts receivable and increase in inventories from year-end 2022 to year-end 2023. Accounts receivable at the end of 2023 decreased from the prior year-end resulting in a cash inflow of $663.8 million due to a decrease in the sales volumes and price per ton compared to the same prior year period. From year-end 2022 to year-end 2023, inventories increased resulting in an outflow of $75.0 million due to a 10% increase in inventory tons. This compares to inventories at year-end 2022 decreasing from year-end 2021 and resulting in a $962.4 million cash inflow. Salaries, wages and related accruals decreased due to lower current year profit sharing accrual. The decrease in federal income taxes receivable is mainly a function of the timing of federal tax payments. Accounts payable increased due to the increases in inventory mentioned previously.

Investing Activities

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for the construction of new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. The $3.2 billion decrease in cash used in investing activities was primarily due to $70.8 million used in 2023 to fund acquisitions compared to $3.55 billion used to fund acquisitions in 2022, including, primarily the purchase of CHI in June 2022 and the purchase of a 51% controlling ownership in CSI in February 2022. Cash used for capital expenditures increased by $266.3 million to $2.2 billion in 2023 as compared to $1.95 billion in 2022. The increase in capital expenditures is primarily due to the plate mill in Kentucky, the sheet mill expansion in Indiana and the sheet mill under construction in West Virginia. Capital expenditures for 2024 are estimated to be approximately $3.5 billion as compared to actual expenditures of approximately $2.2 billion in 2023. The projects that we anticipate will have the largest capital expenditures in 2024 are the sheet mill expansion in Indiana, the sheet mill under construction in West Virginia, the rebar micro mill under construction in North Carolina and the construction of two manufacturing locations to expand NTS.

Financing Activities

The primary uses of cash were: (i) stock repurchases of $1.6 billion in 2023 as compared to $2.76 billion in 2022, a decrease of $1.2 billion; (ii) repayments of long-term debt of $10 million in 2023 as compared to $1.11 billion in 2022; and (iii) distributions to noncontrolling interests of $435.0 million in 2023 as compared to $332.3 million in 2022, an increase of $102.8 million. The primary source of cash offsetting these uses of cash was proceeds from long-term debt, net of discount to the public, of $2.09 billion in 2022 (none in 2023). In 2022, Nucor issued $500.0 million aggregate principal amount of the 2025 Notes, $500.0 million aggregate principal amount of the 2027 Notes, $550.0 million aggregate principal amount of the 2032 Notes and $550.0 million aggregate principal amount of the 2052 Notes. On April 25, 2022, Nucor redeemed all $500.0 million aggregate principal amount outstanding of the 2023 Notes. On August 15, 2022, Nucor redeemed all $600.0 million aggregate principal amount outstanding of the 2022 Notes.

Our $1.75 billion revolving credit facility is undrawn and has a maturity date of November 5, 2026. The revolving credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capital. In addition, the undrawn revolving credit facility contains customary non-financial covenants, including a limit on Nucor's ability to pledge the Company's assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2023, Nucor's funded debt to total capital ratio was 24%, and Nucor was in compliance with all covenants under the credit facility.

Market Risk

Nucor's largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2023 were 74% and 58%, respectively. A significant portion of our steel mills and steel products segments' sales are into the commercial, industrial and municipal construction markets. Our largest single customer in 2023 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel, pig iron and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment and the prices we receive for our steel and steel products tend to be correlated with the prices we pay for these materials.

Nucor's tax-exempt industrial development revenue bonds ("IDRBs") have variable interest rates that are typically adjusted weekly. These IDRBs represented 20% of Nucor's long-term debt outstanding at December 31, 2023. The remaining 80% of Nucor's long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2023, there were no such contracts outstanding. Nucor's investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Nucor also uses derivative financial instruments from time to time to partially manage its exposure to price risk related to purchases of natural gas used in the production process, as well as scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor uses forward foreign exchange contracts from time to time to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions. Nucor generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased, processed or sold in future periods or hedging the exposures related to changes in the fair value of outstanding fixed-rate debt instruments and foreign currency transactions. Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value.

The Company is exposed to foreign currency risk primarily through its operations in Canada, Europe and Mexico. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

Dividends

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid aggregate dividends of $2.04 per share in 2023, compared with aggregate dividends of $2.00 per share in 2022. In December 2023, the Board of Directors increased the regular quarterly cash dividend on Nucor's common stock to $0.54 per share. Nucor returned approximately $2.06 billion in capital to its stockholders in the form of base dividends and share repurchases in 2023. In February 2024, the Board of Directors declared Nucor's 204th consecutive quarterly cash dividend of $0.54 per share payable on May 10, 2024 to stockholders of record as of March 28, 2024.

Contractual Obligations and Other Commercial Commitments

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2023 for the periods presented (in thousands):

	Payments Due By Period				
Contractual Obligations	**Total**	**2024**	**2025-2026**	**2027-2028**	**2029 and thereafter**
Long-term debt	$ 6,737,725	$ 60,000	$ 1,071,500	$ 1,078,000	$ 4,528,225
Estimated interest on long-term debt (1)	3,782,754	265,449	475,190	407,985	2,634,130
Finance leases	266,677	23,466	42,562	39,952	160,697
Operating leases	142,263	32,987	45,406	28,272	35,598
Raw material purchase commitments (2)	3,632,400	1,232,322	1,103,586	847,428	449,064
Utility purchase commitments (2)	1,188,652	381,330	371,063	325,906	110,353
Other unconditional purchase obligations (3)	2,306,944	1,701,792	599,733	3,453	1,966
Other long-term obligations (4)	797,819	482,827	95,339	10,821	208,832
Total contractual obligations	$ 18,855,234	$ 4,180,173	$ 3,804,379	$ 2,741,817	$ 8,128,865

(1) Interest is estimated using applicable rates at December 31, 2023 for Nucor's outstanding fixed-rate and variable-rate debt.

(2) Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas, and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2023, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.

(3) Purchase obligations include commitments for capital expenditures on operating machinery and equipment.

(4) Other long-term obligations include amounts associated with Nucor's early-retiree medical benefits, management compensation and guarantees.

Note: In addition to the amounts shown in the table above, $188.3 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $37.4 million at December 31, 2023.

Outlook

We expect earnings in the first quarter of 2024 to increase compared to the fourth quarter of 2023. Profitability in the steel mills segment is expected to increase in the first quarter of 2024 as compared to the fourth quarter of 2023 due to higher average prices and volumes, particularly at our sheet mills.

Earnings in the steel products segment are expected to decrease in the first quarter of 2024 due to lower average selling prices.

We expect increased earnings in the raw materials segment in the first quarter of 2024, due to increased profitability at our DRI facilities and scrap processing and brokerage operations.

Capital deployment is expected to increase in 2024 with planned capital expenditures of approximately $3.5 billion, continued evaluation of acquisitions, and share repurchases expected to outpace 2023. As we have in the past, we intend to allocate capital to investments that advance our strategy to grow the core and expand beyond, with the goal of keeping Nucor in a position of strength well into the future.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables, the carrying value of non-current assets and reserves for environmental obligations and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company’s inventory is recorded on the first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

Long-Lived Asset Impairments

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be independently identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. In developing estimated values for assets that we currently use in our operations, we utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. When it is determined that an impairment exists, the related assets are written down to estimated fair market value. Management determined that no long-lived asset impairment testing was required in 2023 and 2022.

Raw Materials Segment Asset Impairments

In the second quarter of 2021, Nucor decided that it would not develop a portion of its unproved oil and natural gas properties ("Portion A") within the contractually specified time period related to Portion A. As a result of this decision, the Company forfeited its leasehold rights for Portion A. The Company recorded a charge of $42.0 million to write off the value of Portion A that is included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2021. The decision not to develop Portion A was heavily influenced by the approaching deadline to commence development combined with Portion A's expected near-term profitability not achieving management's desired returns relative to the cost of development. A significant portion of the Company's remaining leasehold interest in unproved oil and natural gas properties are held by production. In the fourth quarter of 2022, the Company's management determined that it was unlikely to develop the leasehold interest in unproved oil and gas properties. The carrying value of the remaining portions of unproved oil and natural gas properties of $96.0 million was written off and is included in losses and impairments of assets in the consolidated statement of earnings for the year ended at December 31, 2022.

Goodwill and Intangibles

Goodwill is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill.

When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. Significant assumptions used to determine the fair value of each reporting unit as part of our annual testing (and any required interim testing) include: (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw materials and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Our fourth quarter 2023 annual goodwill impairment analysis did not result in an impairment charge. Management does not believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. An increase of approximately 50 basis points in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge. See Note 8 to the Company's consolidated financial statements for further discussion of the results of the Company's 2023 annual goodwill impairment analysis.

Nucor will continue to monitor operating results within all reporting units throughout 2024 in an effort to determine if events and circumstances require further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual qualitative and/or quantitative impairment test during our fourth quarter of 2024. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company's equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. When management considers the decline to be other than temporary, the Company would write down the related investment to its estimated fair market value. An other-than-temporary decline in carrying value is determined to have occurred when, in management's judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered long-term.

In the event that an impairment review is necessary, we calculate the estimated fair value of our equity method investments using a probability-weighted multiple-scenario income approach. Management's analysis includes three discounted cash flow scenarios (best case, base case and recessionary case), which contain forecasted near-term cash flows under each scenario. Generally, (i) the best case scenario contains estimates of future results ranging from slightly higher than recent operating performance to levels that are consistent with historical operating and financial performance; (ii) the base case scenario contains estimates of future results ranging from generally in line with recent operating performance to levels that are more conservative than historical operating and financial performance; and (iii) the recessionary case scenario contains estimates of future results which include limited growth resulting only from operational cost improvements and limited benefits of new higher-value product offerings. Management determines the probability that each cash flow scenario will come to fruition based on the specific facts and circumstances of each of the preceding scenarios, with the base case typically receiving the majority of the weighting.

Key assumptions used to determine the fair value of our equity method investments include: (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw materials and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the investment; (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its investments are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Nucor reviews its equity method investments for impairment if and when circumstances indicate that a decline in fair value below their carrying amounts may have occurred. There were no triggering events that caused management to pursue additional testing of our equity method investments in 2023.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as a component of interest expense and other expenses.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this report, or in other public filings, press releases, or other written or oral communications made by Nucor, which are not historical facts are forward-looking statements subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words “anticipate,” “believe,” “expect,” “intend,” “project,” “may,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company’s best judgment based on current information, and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to general market conditions, and in particular, prevailing market steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) the availability and cost of electricity and natural gas which could negatively affect our cost of steel production or result in a delay or cancellation of existing or future drilling within our natural gas drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the United States; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8) uncertainties and volatility surrounding the global economy, including excess world capacity for steel production, inflation and interest rate changes; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs, capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; (13) our safety performance; (14) our ability to integrate businesses we acquire; (15) the impact of the COVID-19 pandemic, any variants of the virus, and any other similar pandemic or public health situation; and (16) the risks discussed in “Item 1A. Risk Factors” of this report.

Caution should be taken not to place undue reliance on the forward-looking statements included in this report. We assume no obligation to update any forward-looking statements except as may be required by law. In evaluating forward-looking statements, these risks and uncertainties should be considered, together with the other risks described from time to time in our reports and other filings with the SEC.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, Nucor is exposed to a variety of market risks. We continually monitor these risks and develop strategies to manage them.

Interest Rate Risk – Nucor manages interest rate risk by using a combination of variable-rate and fixed-rate debt. At December 31, 2023, approximately 20% of Nucor's long-term debt was in industrial revenue bonds that have variable interest rates that are adjusted weekly. The remaining 80% of Nucor's long-term debt was at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. Nucor also occasionally makes use of interest rate swaps to manage net exposure to interest rate changes. As of December 31, 2023, there were no such contracts outstanding. Nucor's investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Commodity Price Risk – In the ordinary course of business, Nucor is exposed to market risk for price fluctuations of raw materials and energy, principally scrap steel, other ferrous and nonferrous metals, alloys and natural gas. We attempt to negotiate the best prices for our raw materials and energy requirements and to obtain prices for our steel products that match market price movements in response to supply and demand. In periods of strong or stable demand for our products, we are more likely to be able to effectively reduce the normal time lag in passing through higher raw material costs so that we can maintain our gross margins. When demand for our products is weaker, this becomes more challenging. Our DRI facilities in Trinidad and Louisiana provide us with flexibility in managing our input costs. DRI is particularly important for operational flexibility when demand for prime scrap increases due to increased domestic steel production.

Natural gas produced by Nucor's production operations is being sold to third parties to partially offset our exposure to changes in the price of natural gas consumed by our Louisiana DRI facility and our steel mills in the United States.

Nucor also periodically uses derivative financial instruments to hedge a portion of our exposure to price risk related to natural gas purchases used in the production process and to hedge a portion of our scrap, aluminum and copper purchases and sales. Gains and losses from derivatives designated as hedges are deferred in accumulated other comprehensive loss, net of income taxes on the consolidated balance sheets and recognized in net earnings in the same period as the underlying physical transaction. At December 31, 2023, accumulated other comprehensive loss, net of income taxes included $13.9 million in unrealized net-of-tax losses for the fair value of these derivative instruments. Changes in the fair values of derivatives not designated as hedges are recognized in net earnings each period. The following table presents the negative effect on pre-tax earnings of a hypothetical change in the fair value of the derivative instruments outstanding at December 31, 2023, due to an assumed 10% and 25% change in the market price of each of the indicated commodities (in thousands):

Commodity Derivative	10% Change	25% Change
Natural gas	$ 12,270	$ 30,670
Aluminum	6,818	17,079
Copper	2,871	7,190

Any resulting changes in fair value would be recorded as adjustments to accumulated other comprehensive loss, net of income taxes or recognized in net earnings, as appropriate. These hypothetical losses would be partially offset by the benefit of lower prices paid or higher prices received for the physical commodities.

Foreign Currency Risk – Nucor is exposed to foreign currency risk primarily through its operations in Canada, Europe and Mexico. We periodically use derivative contracts to mitigate the risk of currency fluctuations. Open foreign currency derivative contracts at December 31, 2023 and 2022 were insignificant.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Nucor’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2023. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2023 as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Nucor Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nucor Corporation and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of earnings, of comprehensive income, of stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for

external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessments – Certain Reporting Units in the Steel Products Segment

As described in Notes 2 and 8 to the consolidated financial statements, the Company's consolidated goodwill balance was $3,969 million as of December 31, 2023, and the goodwill associated with the Steel Products segment was $2,514 million. Goodwill is tested annually for impairment, on the first day of the fourth quarter, and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. As disclosed by management, significant assumptions used to determine the fair value of each reporting unit include (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, raw material costs and other costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (iii) a discount rate based on management's best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments for certain reporting units in the Steel Products segment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of certain reporting units in the Steel Products segment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to sales prices, raw material costs, and discount rate for a certain reporting unit in the Steel Products segment; sales prices, sales volumes, raw material costs, and discount rate for a certain reporting unit in the Steel Products segment; and sales prices, sales volumes, and raw material costs for a certain reporting unit in the Steel Products segment; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of certain reporting units in the Steel Products segment. These procedures also included, among others, (i) testing management's process for developing the fair value estimates of certain reporting units in the Steel Products segment; (ii) evaluating the appropriateness of the discounted cash flow models; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow models; and (iv) evaluating the reasonableness of the significant assumptions used by management related to sales prices, sales volumes, raw material costs, and discount rates for certain reporting units in the Steel Products segment. Evaluating management's assumptions related to sales prices, sales volumes, and raw material costs involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow models and (ii) the reasonableness of the discount rate assumptions.

/s/ PricewaterhouseCoopers LLC
Charlotte, North Carolina
February 27, 2024

We have served as the Company's auditor since 1989.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,383,298	$ 4,280,852
Short-term investments	747,479	576,946
Accounts receivable, net	2,953,311	3,591,030
Inventories, net	5,577,758	5,453,531
Other current assets	724,012	789,325
Total current assets	16,385,858	14,691,684
Property, plant and equipment, net	11,049,767	9,616,920
Restricted cash and cash equivalents	3,494	80,368
Goodwill	3,968,847	3,920,060
Other intangible assets, net	3,108,015	3,322,265
Other assets	824,518	847,913
Total assets	$ 35,340,499	$ 32,479,210
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt	$ 119,211	$ 49,081
Current portion of long-term debt and finance lease obligations	74,102	28,582
Accounts payable	2,020,289	1,649,523
Salaries, wages and related accruals	1,326,390	1,654,210
Accrued expenses and other current liabilities	1,054,517	948,348
Total current liabilities	4,594,509	4,329,744
Long-term debt and finance lease obligations due after one year	6,648,873	6,613,687
Deferred credits and other liabilities	1,973,363	1,965,873
Total liabilities	13,216,745	12,909,304
Commitments and contingencies		
Equity		
Nucor stockholders' equity:		
Common stock (800,000 shares authorized; 380,154 and 380,154 shares issued, respectively)	152,061	152,061
Additional paid-in capital	2,176,243	2,143,520
Retained earnings	28,762,045	24,754,873
Accumulated other comprehensive loss, net of income taxes	(162,072)	(137,517)
Treasury stock (135,252 and 126,661 shares, respectively)	(9,987,643)	(8,498,243)
Total Nucor stockholders' equity	20,940,634	18,414,694
Noncontrolling interests	1,183,120	1,155,212
Total equity	22,123,754	19,569,906
Total liabilities and equity	$ 35,340,499	$ 32,479,210

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share data)

	Year Ended December 31,		
	2023	2022	2021
Net sales	$ 34,713,501	$ 41,512,467	$ 36,483,939
Costs, expenses and other:			
Cost of products sold	26,899,107	29,009,187	25,458,525
Marketing, administrative and other expenses	1,584,052	1,997,178	1,706,609
Equity in earnings of unconsolidated affiliates	(12,783)	(10,714)	(103,068)
Losses and impairments of assets	—	101,756	62,161
Interest (income) expense, net	(29,632)	170,216	158,854
	28,440,744	31,267,623	27,283,081
Earnings before income taxes and noncontrolling interests	6,272,757	10,244,844	9,200,858
Provision for income taxes	1,359,966	2,165,204	2,078,488
Net earnings before noncontrolling interests	4,912,791	8,079,640	7,122,370
Earnings attributable to noncontrolling interests	387,990	472,303	294,909
Net earnings attributable to Nucor stockholders	$ 4,524,801	$ 7,607,337	$ 6,827,461
Net earnings per share:			
Basic	$ 18.05	$ 28.88	$ 23.23
Diluted	$ 18.00	$ 28.79	$ 23.16

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2023	2022	2021
Net earnings before noncontrolling interests	$ 4,912,791	$ 8,079,640	$ 7,122,370
Other comprehensive income (loss):			
Net unrealized (loss) gain on hedging derivatives, net of income taxes of ($16,500), $24,300, and $5,000 for 2023, 2022 and 2021, respectively	(52,077)	76,542	15,112
Reclassification adjustment for gain (loss) on settlement of hedging derivatives included in net earnings, net of income taxes of $3,800, ($16,400), and ($3,100) for 2023, 2022 and 2021, respectively	12,077	(51,554)	(9,300)
Foreign currency translation (loss) gain, net of income taxes of $0 for 2023, 2022 and 2021	21,041	(55,348)	(4,041)
Adjustment to early retiree medical plan, net of income taxes of ($1,538), $1,997, and $659 for 2023, 2022 and 2021, respectively	(4,787)	6,328	1,875
Reclassification adjustment for (gain) loss on early retiree medical plan included in net earnings, net of income taxes of ($255), $671 and ($10) for 2023, 2022 and 2021, respectively	(809)	1,797	(67)
	(24,555)	(22,235)	3,579
Comprehensive income	4,888,236	8,057,405	7,125,949
Comprehensive income attributable to noncontrolling interests	387,990	472,303	294,909
Comprehensive income attributable to Nucor stockholders	$ 4,500,246	$ 7,585,102	$ 6,831,040

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share data)

		Nucor Stockholders								
		Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock (at cost)		Total Nucor Stockholders'	Noncontrolling
	Total	Shares	Amount	Capital	Earnings	Loss	Shares	Amount	Equity	Interests
BALANCES, December 31, 2020	$ 11,231,861	380,154	$ 152,061	$ 2,121,288	$ 11,343,852	$ (118,861)	77,909	$ (2,709,675)	$ 10,788,665	$ 443,196
Net earnings before noncontrolling interests in 2021	7,122,370	—	—	—	6,827,461	—	—	—	6,827,461	294,909
Other comprehensive income (loss)	3,579	—	—	—	—	3,579	—	—	3,579	—
Stock options exercised	145,255	—	—	38,434	—	—	(2,868)	106,821	145,255	—
Stock option expense	3,825	—	—	3,825	—	—	—	—	3,825	—
Issuance of stock under award plans, net of forfeitures	19,305	—	—	(24,539)	—	—	(1,101)	43,844	19,305	—
Amortization of unearned compensation	1,600	—	—	1,600	—	—	—	—	1,600	—
Treasury stock acquired and net impact of excise tax	(3,276,088)	—	—	—	—	—	33,802	(3,276,088)	(3,276,088)	—
Cash dividends declared ($1.715 per share)	(497,213)	—	—	—	(497,213)	—	—	—	(497,213)	—
Distributions to noncontrolling interests	(150,700)	—	—	—	—	—	—	—	—	(150,700)
BALANCES, December 31, 2021	$ 14,603,794	380,154	$ 152,061	$ 2,140,608	$ 17,674,100	$ (115,282)	107,742	$ (5,835,098)	$ 14,016,389	$ 587,405
Net earnings before noncontrolling interests in 2022	8,079,640	—	—	—	7,607,337	—	—	—	7,607,337	472,303
Other comprehensive income (loss)	(22,235)	—	—	—	—	(22,235)	—	—	(22,235)	—
Stock options exercised	22,852	—	—	(2,994)	—	—	(447)	25,846	22,852	—
Stock option expense	5,372	—	—	5,372	—	—	—	—	5,372	—
Issuance of stock under award plans, net of forfeitures	69,211	—	—	(4,366)	—	—	(1,206)	73,577	69,211	—
Amortization of unearned compensation	4,900	—	—	4,900	—	—	—	—	4,900	—
Treasury stock acquired and net impact of excise tax	(2,762,568)	—	—	—	—	—	20,572	(2,762,568)	(2,762,568)	—
Cash dividends declared ($2.01 per share)	(526,564)	—	—	—	(526,564)	—	—	—	(526,564)	—
Distributions to noncontrolling interests	(332,293)	—	—	—	—	—	—	—	—	(332,293)
Acquisition	427,797	—	—	—	—	—	—	—	—	427,797
BALANCES, December 31, 2022	$ 19,569,906	380,154	$ 152,061	$ 2,143,520	$ 24,754,873	$ (137,517)	126,661	$ (8,498,243)	$ 18,414,694	$ 1,155,212
Net earnings before noncontrolling interests in 2023	4,912,791	—	—	—	4,524,801	—	—	—	4,524,801	387,990
Other comprehensive income (loss)	(24,555)	—	—	—	—	(24,555)	—	—	(24,555)	—
Stock options exercised	11,731	—	—	(2,864)	—	—	(210)	14,595	11,731	—
Stock option expense	4,706	—	—	4,706	—	—	—	—	4,706	—
Issuance of stock under award plans, net of forfeitures	88,265	—	—	24,577	—	—	(951)	63,688	88,265	—
Amortization of unearned compensation	6,304	—	—	6,304	—	—	—	—	6,304	—
Treasury stock acquired and net impact of excise tax	(1,567,683)	—	—	—	—	—	9,752	(1,567,683)	(1,567,683)	—
Cash dividends declared ($2.07 per share)	(517,629)	—	—	—	(517,629)	—	—	—	(517,629)	—
Distributions to noncontrolling interests	(435,047)	—	—	—	—	—	—	—	—	(435,047)
Acquisition	74,965	—	—	—	—	—	—	—	—	74,965
BALANCES, December 31, 2023	$ 22,123,754	380,154	$ 152,061	$ 2,176,243	$ 28,762,045	$ (162,072)	135,252	$ (9,987,643)	$ 20,940,634	$ 1,183,120

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2023	2022	2021
Operating activities:			
Net earnings before noncontrolling interests	$ 4,912,791	$ 8,079,640	$ 7,122,370
Adjustments:			
Depreciation	930,585	826,692	735,406
Amortization	237,730	234,942	129,157
Stock-based compensation	130,162	136,834	135,775
Deferred income taxes	21,419	(46,849)	11,665
Distributions from affiliates	33,621	57,071	200
Equity in earnings of unconsolidated affiliates	(12,783)	(10,714)	(103,068)
Losses and impairments of assets	—	101,756	62,161
Changes in assets and liabilities (exclusive of acquisitions and dispositions):			
Accounts receivable	663,825	501,225	(1,392,084)
Inventories	(75,042)	962,424	(2,307,336)
Accounts payable	361,146	(496,234)	383,428
Federal income taxes	188,344	(337,359)	313,679
Salaries, wages and related accruals	(290,859)	155,005	997,034
Other operating activities	10,992	(92,379)	142,389
Cash provided by operating activities	7,111,931	10,072,054	6,230,776
Investing activities:			
Capital expenditures	(2,214,157)	(1,947,897)	(1,621,989)
Investment in and advances to affiliates	(35,137)	(258)	(237)
Sale of business	—	99,681	—
Disposition of plant and equipment	14,907	32,277	19,401
Acquisitions (net of cash acquired)	(70,824)	(3,553,191)	(1,426,424)
Purchases of investments	(1,471,528)	(913,898)	(493,889)
Proceeds from the sale of investments	1,317,308	590,173	648,887
Other investing activities	(37,000)	(9,596)	399
Cash used in investing activities	(2,496,431)	(5,702,709)	(2,873,852)
Financing activities:			
Net change in short-term debt	(24,870)	(58,642)	49,817
Proceeds from issuance of long-term debt, net of discount	—	2,091,934	196,990
Repayment of long-term debt	(10,000)	(1,111,000)	—
Bond issuance costs	—	(13,138)	—
Proceeds from exercise of stock options	11,731	22,852	145,255
Payment of tax withholdings on certain stock-based compensation	(49,318)	(64,079)	(73,260)
Distributions to noncontrolling interests	(435,047)	(332,293)	(150,700)
Cash dividends	(514,534)	(533,589)	(483,469)
Acquisition of treasury stock	(1,553,933)	(2,762,568)	(3,276,088)
Proceeds from government incentives	—	275,000	—
Other financing activities	(16,840)	(25,340)	(11,424)
Cash used in financing activities	(2,592,811)	(2,510,863)	(3,602,879)
Effect of exchange rate changes on cash	2,883	(5,920)	(316)
Increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	2,025,572	1,852,562	(246,271)
Cash and cash equivalents and restricted cash and cash equivalents - beginning of year	4,361,220	2,508,658	2,754,929
Cash and cash equivalents and restricted cash and cash equivalents - end of year	$ 6,386,792	$ 4,361,220	$ 2,508,658
Non-cash investing activity:			
Change in accrued plant and equipment purchases	$ 1,053	$ 4,568	$ 78,375

See notes to consolidated financial statements.

NUCOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

1. Nature of Operations and Basis of Presentation

Nature of Operations

Nucor is principally a manufacturer of steel and steel products, as well as a scrap broker and processor, with operating facilities and customers primarily located in North America.

Principles of Consolidation

The consolidated financial statements include Nucor and its controlled subsidiaries, including Nucor-Yamato Steel Company (Limited Partnership) ("Nucor-Yamato"), of which Nucor owns 51%; California Steel Industries, Inc. ("CSI"), of which Nucor owns 51%; and Nucor-JFE Steel Mexico, S. de R.L. de C.V. ("NJSM"), of which Nucor owns 51%. All intercompany transactions are eliminated.

Distributions are made to noncontrolling interest partners in Nucor-Yamato in accordance with the limited partnership agreement by mutual agreement of the general partners. At a minimum, sufficient cash is distributed so that each partner may pay its U.S. federal and state income taxes.

Distributions are made to noncontrolling interest partners in CSI in accordance with the shareholder agreement.

Distributions are made to the noncontrolling interest partner in NJSM in accordance with the joint venture agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents are recorded at cost plus accrued interest, which approximates fair value, and have original maturities of three months or less at the date of purchase. Cash and cash equivalents are maintained primarily with a few high-credit quality financial institutions.

Short-term Investments

Short-term investments are recorded at cost plus accrued interest, which approximates fair value. Unrealized gains and losses on investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income (loss). Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company's inventory is recorded on the first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, except for property, plant and equipment acquired through acquisitions which is recorded at acquisition date fair value. With the exception of our natural gas wells, depreciation primarily is provided on a straight-line basis over the estimated useful lives of the assets. Depletion of all capitalized costs associated with our natural gas producing properties is expensed on a unit-of-production basis by individual field as the gas from the proved developed reserves is produced. The costs of acquiring unproved natural gas leasehold acreage are capitalized. When proved reserves are found on unproved properties, the associated leasehold cost is transferred to proved properties. Unproved leases are reviewed periodically for any impairment triggering event, and a valuation allowance is provided for any estimated decline in value. The costs of planned major maintenance activities are capitalized as part of other current assets and amortized over the period until the next scheduled major maintenance activity. All other repairs and maintenance activities are expensed when incurred.

Goodwill and Other Intangibles

Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the reportable segment, to the recorded value, including goodwill. When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, which could include market growth and market share, sales volumes and prices, raw materials and other costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the fair value of goodwill and could result in impairment charges in future periods.

Finite-lived intangible assets are amortized over their estimated useful lives on a straight-line or accelerated basis.

Long-Lived Asset Impairments

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which independent cash flows can be separately identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related assets are written down to their estimated fair market value.

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method.

Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in fair value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the Company would write down the related investment to its estimated fair market value.

Revenue Recognition

Nucor recognizes revenue when obligations under the terms of contracts with our customers are satisfied and collection is reasonably assured; generally, obligations under the terms of contracts are satisfied upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance. See Note 23 for further information.

Income Taxes

Nucor utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Nucor recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of interest expense and other expenses.

Stock-Based Compensation

The Company recognizes the cost of stock-based compensation as an expense using fair value measurement methods. The assumptions used to calculate the fair value of stock-based compensation granted are evaluated and revised for new grants, as necessary, to reflect market conditions and experience.

Foreign Currency Translation

For Nucor’s operations where the functional currency is other than the U.S. dollar, assets and liabilities have been translated at year-end exchange rates, and income and expenses have been translated using average exchange rates for the respective periods. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in accumulated other comprehensive income (loss) and are included in net earnings only upon sale or liquidation of the underlying investments. Foreign currency transaction gains and losses are included in net earnings in the period they occur.

Recent Accounting Pronouncements

In November 2023, new accounting guidance was issued that updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This new guidance also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The new guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The new guidance is required to

be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This new guidance will likely result in additional required disclosures when adopted. The Company is evaluating the impact that the adoption of this new guidance will have on its consolidated financial statements.

In December 2023, new accounting guidance was issued related to income tax disclosures. The new guidance requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The new guidance is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This new guidance will likely result in additional required disclosures when adopted. The Company is evaluating the impact that the adoption of this new guidance will have on its consolidated financial statements.

3. Short-term Investments

Nucor held $747.5 million of short-term investments as of December 31, 2023 ($576.9 million as of December 31, 2022). The investments held as of December 31, 2023 and December 31, 2022 consisted mainly of several certificates of deposit ("CD's"), commercial paper and corporate bonds, which were classified as available-for-sale. Interest income on the CD's and corporate bonds was recorded as earned.

No realized or unrealized gains or losses were incurred in 2023, 2022 or 2021.

4. Accounts Receivable

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $127.2 million at December 31, 2023 ($200.2 million at December 31, 2022 and $95.4 million at December 31, 2021).

5. Inventories

Inventories consisted of approximately 37% raw materials and supplies and 63% finished and semi-finished products at December 31, 2023 and December 31, 2022. Nucor's manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

6. Leases

We lease certain equipment, office space and land. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet.

Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to five years or sometimes more. The exercise of lease renewal options is at our sole discretion and we consider these options in determining the lease term used to establish our right-of-use assets and lease liabilities. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or a purchase option reasonably certain of exercise.

We determine that a contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In evaluating whether we have the right to control the use of an identified asset, we assess whether or not we have the right to control the use of the identified asset and to obtain substantially all of the economic benefit from the use of the identified asset.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments.

Certain of our lease agreements include payments that adjust periodically for consumption of goods provided by the right-of-use asset in excess of contractually determined minimum amounts and for inflation. These variable lease payments are not significant. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental statement of earnings information related to our leases is as follows (in thousands):

		Year Ended December 31,		
	Statement of Earnings Classification	2023	2022	2021
Operating lease cost	Cost of products sold	$ 26,750	$ 23,666	$ 21,503
Operating lease cost	Marketing, administrative and other expenses	3,199	3,239	2,989
Total operating lease cost		$ 29,949	$ 26,905	$ 24,492
Finance lease cost:				
Amortization of leased assets	Cost of products sold	$ 19,171	$ 19,113	$ 13,513
Interest on lease liabilities	Interest expense, net	11,964	12,229	10,670
Total finance lease cost		$ 31,135	$ 31,342	$ 24,183
Total lease cost		$ 61,084	$ 58,247	$ 48,675

Supplemental cash flow information related to our leases is as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ 30,230	$ 26,518	$ 27,310
Operating cash flows from finance leases	$ 11,964	$ 12,229	$ 10,670
Financing cash flows from finance leases	$ 16,840	$ 16,008	$ 11,425
Non-cash investing and financing activities:			
Additions to right-of-use assets obtained from			
Operating lease liabilities	$ 26,955	$ 33,924	$ 19,711
Finance lease liabilities	$ 16,473	$ 27,030	$ 99,535

Supplemental balance sheet information related to our leases is as follows (in thousands):

		December 31,	
	Balance Sheet Classification	2023	2022
Assets:			
Operating lease	Other assets	$ 102,878	$ 101,499
Finance lease	Property, plant and equipment, net	166,780	169,076
Total leased		$ 269,658	$ 270,575
Liabilities:			
Current operating	Accrued expenses and other current liabilities	$ 25,405	$ 23,621
Current finance	Current portion of long-term debt and finance lease obligations	14,102	18,582
Non-current operating	Deferred credits and other liabilities	81,673	81,455
Non-current finance	Long-term debt and finance lease obligations due after one year	174,787	169,804
Total leased		$ 295,967	$ 293,462

Weighted-average remaining lease term and discount rate for our leases are as follows:

	December 31, 2023
Weighted-average remaining lease term - operating leases	7.7 Years
Weighted-average remaining lease term - finance leases	14.3 Years
Weighted-average discount rate - operating leases	4.0%
Weighted-average discount rate - finance leases	11.7%

The reason for the substantial weighted-average discount rate – finance leases, of 11.7%, is due to Nucor's past accounting for the respective finance leases under the former accounting guidance for capital leases. Pursuant to the former lease accounting guidance, the recognition of a capital lease asset and associated capital lease liability could not exceed the fair market value of the leased asset at the lease commencement. Accordingly, the incremental borrowing rate was adjusted upward so that the present value of the minimum lease payments would equal the fair value of the asset.

Maturities of lease liabilities by year for our leases were as follows as of December 31, 2023 (in thousands):

	Operating Leases	Finance Leases
Maturities of lease liabilities, year ending December 31,		
2024	$ 29,014	$ 24,890
2025	22,032	22,391
2026	18,240	20,456
2027	13,569	19,860
2028	11,334	20,059
Thereafter	33,717	160,729
Total lease payments	$ 127,906	$ 268,385
Less imputed interest	(20,828)	(79,496)
Present value of lease liabilities	$ 107,078	$ 188,889

7. Property, Plant and Equipment

Property, Plant and Equipment is carried at historical cost, net of accumulated depreciation. Net Property, Plant and Equipment by major asset class consisted of the following at December 31, 2023 (in thousands):

	December 31,	
	2023	**2022**
Land and improvements, net	$ 1,183,173	$ 905,598
Buildings and improvements	2,550,959	2,230,672
Machinery and equipment	16,328,126	15,125,653
Proved oil and gas properties	558,703	558,486
Leasehold interest in unproved oil and gas properties	96,000	96,000
Construction in process and equipment deposits	2,121,788	1,815,638
	22,838,749	20,732,047
Less accumulated depreciation	(11,788,982)	(11,115,127)
	$ 11,049,767	$ 9,616,920

The estimated useful lives primarily range from five to 25 years for land improvements, four to 40 years for buildings and improvements and two to 15 years for machinery and equipment. The useful life for proved oil and gas properties is based on the unit-of-production method and varies by well.

Raw Materials Segment Asset Impairments

In the second quarter of 2021, Nucor decided that it would not develop a portion of its unproved oil and natural gas properties ("Portion A") within the contractually specified time period related to Portion A. As a result of this decision, the Company forfeited its leasehold rights for Portion A. The Company recorded a charge of $42.0 million to write off the value of Portion A that is included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2021. The decision not to develop Portion A was heavily influenced by the approaching deadline to commence development combined with Portion A's expected near-term profitability not achieving management's desired returns relative to the cost of development. A significant portion of the Company's remaining leasehold interest in unproved oil and natural gas properties are held by production. The carrying value of the remaining portions of unproved oil and natural gas properties was $96.0 million at December 31, 2021.

In the fourth quarter of 2022, Nucor decided that it is unlikely to develop the remaining portions of its unproved oil and natural gas properties. As a result of this decision, Nucor recorded a $96.0 million impairment charge for the entire balance of those assets, which are included in the raw materials segment. The impairment charge is included in losses and impairments of assets in the consolidated statement of earnings for the year ended December 31, 2022. We retain ownership of our leasehold interest in unproved oil and natural gas properties. The carrying value of the leasehold interest in unproved oil and gas properties was zero at December 31, 2022.

Financial Assistance Related to Sheet Mill in West Virginia

Nucor received $275.0 million of financial assistance in 2022 from the West Virginia Department of Economic Development in connection with Nucor's planned construction of Nucor Steel West Virginia (NSWV), a sheet mill in Mason County, West Virginia. Nucor will earn the financial assistance if, by the Completion Date (defined in the agreement as on or before December 31, 2026), Nucor meets certain capital investment, full-time jobs creation and total annual payroll criteria. Nucor believes that it is probable we will meet these conditions. Nucor spent $179.7 million in 2022 and $95.3 million in 2023 in qualifying expenditures for the construction of NSWV, and that amount is included as a contra-asset in construction in process and equipment deposits that are a part of property, plant and equipment, net on the consolidated balance sheet at December 31, 2023. When the NSWV assets are placed into service, the effect of depreciating the assets constructed with the financial assistance will decrease depreciation expense in the statement of earnings.

8. Goodwill and Other Intangible Assets

The change in the net carrying amount of goodwill for the years ended December 31, 2023 and 2022 by segment is as follows:

	(in thousands)			
	Steel Mills	Steel Products	Raw Materials	Total
Balance, December 31, 2021	$ 613,175	$ 1,439,874	$ 774,295	$ 2,827,344
Acquisitions	62,011	1,087,906	—	1,149,917
Divestitures	—	—	(39,466)	(39,466)
Translation	—	(17,735)	—	(17,735)
Balance, December 31, 2022	675,186	2,510,045	734,829	3,920,060
Acquisitions	—	(2,120)	44,660	42,540
Translation	—	6,247	—	6,247
Balance, December 31, 2023	$ 675,186	$ 2,514,172	$ 779,489	$ 3,968,847

The majority of goodwill is not tax deductible.

Intangible assets with estimated useful lives of five to 25 years are amortized on a straight-line or accelerated basis and are comprised of the following:

	(in thousands)			
	December 31, 2023		December 31, 2022	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	$ 4,190,156	$ 1,295,778	$ 4,174,724	$ 1,087,834
Trademarks and trade names	372,153	168,363	364,106	142,363
Other	109,747	99,900	109,746	96,114
	$ 4,672,056	$ 1,564,041	$ 4,648,576	$ 1,326,311

Intangible asset amortization expense was $237.7 million in 2023 ($234.9 million in 2022 and $129.2 million in 2021). Annual amortization expense is estimated to be $235.1 million in 2024, $234.1 million in 2025, $231.1 million in 2026, $227.9 million in 2027 and $204.6 million in 2028.

The Company completed its annual goodwill impairment testing as of the first day of the fourth quarter for each of 2023, 2022 and 2021 and concluded that as of each such date there was no impairment of goodwill for any of its reporting units.

There are no significant historical accumulated impairment charges, by segment or in the aggregate, related to goodwill.

9. Equity Investments

The carrying value of our equity investments in domestic and foreign companies was $479.5 million at December 31, 2023 ($562.3 million at December 31, 2022), and is recorded in other assets in the consolidated balance sheets.

NuMit

Nucor owns a 50% economic and voting interest in NuMit LLC (“NuMit”). NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 32 sheet processing facilities located throughout the United States, Canada and Mexico. Nucor accounts for its investment in NuMit (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members of NuMit. Nucor’s investment in NuMit was $431.9 million at December 31, 2023 ($423.9 million at December 31, 2022). Nucor received distributions of $32.9 million, $55.6 million, and $0.2 million from NuMit during 2023, 2022 and 2021, respectively.

Nucor-JFE Steel Mexico

Nucor previously owned a 50% economic and voting interest in Nucor-JFE Steel Mexico, S. de R.L. de C.V. (“NJSM”), a 50-50 joint venture with JFE Steel Corporation (“JFE”) of Japan. In October 2023, Nucor purchased an additional 1% interest in NJSM to bring the total investment to a 51% controlling interest. Beginning in the fourth quarter of 2023, Nucor has accounted for NJSM on a consolidated basis. See Note 25 for purchase price allocation information related to the step acquisition. Nucor’s investment in NJSM was $91.8 million at December 31, 2022.

All Equity Investments

Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in fair value below their carrying amounts may have occurred. There were no triggering events that caused management to pursue additional testing of our equity method investments in 2023.

10. Current Liabilities

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $159.0 million at December 31, 2023 ($163.6 million at December 31, 2022). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $133.6 million at December 31, 2023 ($130.5 million at December 31, 2022).

11. Debt and Other Financing Arrangements

(in thousands)	December 31, 2023	December 31, 2022
Industrial revenue bonds due from 2025 to 2061 (1)	$ 1,349,230	$ 1,349,230
NJSM notes due from 2024 to 2026 (2)	80,000	—
Notes, 2.000%, due 2025	500,000	500,000
Notes, 3.950%, due 2025	500,000	500,000
Notes, 4.300%, due 2027	500,000	500,000
Term notes, 2.950%, due 2027 (3)	58,040	67,866
Notes, 3.950%, due 2028	500,000	500,000
Notes, 2.700%, due 2030	500,000	500,000
Notes, 3.125%, due 2032	550,000	550,000
Notes, 6.400%, due 2037	543,331	543,331
Notes, 5.200%, due 2043	338,133	338,133
Notes, 4.400%, due 2048	329,219	329,219
Notes, 3.850%, due 2052	550,000	550,000
Notes, 2.979%, due 2055	439,312	439,312
Finance lease obligations	188,889	188,386
Total long-term debt and finance lease obligations	6,926,154	6,855,477
Less premium on debt exchange	171,162	169,737
Less debt issuance costs	32,017	43,471
Total amounts outstanding	6,722,975	6,642,269
Less current maturities of long-term debt (2) (3)	60,000	10,000
Less current portion of finance lease obligations	14,102	18,582
Total long-term debt and finance lease obligations due after one year	$ 6,648,873	$ 6,613,687

(1) The industrial revenue bonds had variable rates ranging from 4.20% to 5.10% at December 31, 2023 and 3.65% to 4.28% at December 31, 2022.

(2) The NJSM notes relate to borrowings of NJSM under its General Financing Agreement and Promissory Note (the "NJSM Facility"). The maximum amount NJSM could borrow under the NJSM facility was $80.0 million at December 31, 2023. The NJSM facility is uncommitted. Borrowings under the NJSM facility had variable rates ranging from 2.46% to 6.78% at December 31, 2023.

(3) The term notes were assumed in conjunction with the acquisition of 51% ownership of CSI on February 1, 2022. The original principal amount of the notes was $101.0 million, with a fixed rate of 2.95% until September 30, 2026 when they will convert to a floating rate. Payments of $2.5 million are due quarterly along with accrued interest. The term notes mature on March 31, 2027. (See Note 25.)

Annual aggregate long-term debt maturities are: $60.0 million in 2024, $1.01 billion in 2025, $61.5 million in 2026, $528.0 million in 2027, $549.5 million in 2028 and $4.53 billion thereafter.

Nucor's $1.75 billion revolving credit facility remains undrawn and has a maturity date of November 5, 2026. Costs associated with the amendment were immaterial. The unsecured revolving credit facility provides up to $1.75 billion in revolving loans and allows up to $500.0 million in additional commitments at Nucor's election in accordance with the terms set forth in the credit agreement. Up to $100.0 million of the credit facility is available for the issuance of letters of credit and up to $500.0 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with the terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor's senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to total capital of 60%, a limit on Nucor's ability to pledge the Company's

assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2023, Nucor's funded debt to total capital ratio was 24%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2023 and 2022.

On March 11, 2022, Nucor completed the issuance and sale of $550.0 million aggregate principal amount of its 3.125% Notes due 2032 (the "2032 Notes") and $550.0 million aggregate principal amount of its 3.850% Notes due 2052 (the "2052 Notes" and, together with the 2032 Notes, the "2032/2052 Notes"). The net proceeds from the issuance and sale of the 2032/2052 Notes were used along with cash on hand to redeem all of the outstanding $600.0 million aggregate principal amount of our 4.125% Notes due 2022 (the "2022 Notes") and $500.0 million aggregate principal amount of our 4.000% Notes due 2023 (the "2023 Notes") pursuant to the terms of the indenture governing the 2022 Notes and the 2023 Notes. The net proceeds from the issuance and sale of the 2032/2052 Notes were $1.09 billion, after expenses and the underwriting discount. Costs of $15.3 million associated with the issuance and sale of the 2032/2052 Notes have been capitalized and will be amortized over the life of the March 2022 Notes.

On April 25, 2022, Nucor redeemed all $500.0 million aggregate principal amount outstanding of the 2023 Notes using a portion of the net proceeds from the issuance and sale of the 2032/2052 Notes. On August 15, 2022, Nucor redeemed all $600.0 million aggregate principal amount outstanding of the 2022 Notes using the remaining portion of the net proceeds from the issuance and sale of the 2032/2052 Notes.

On May 23, 2022, Nucor completed the issuance and sale of $500.0 million aggregate principal amount of its 3.950% Notes due 2025 (the "2025 Notes") and $500.0 million aggregate principal amount of its 4.300% Notes due 2027 (the "2027 Notes" and, together with the 2025 Notes, the "2025/2027 Notes"). The net proceeds from the issuance and sale of the 2025/2027 Notes were used for general corporate purposes and to pay a portion of the purchase price for the acquisition of C.H.I. The net proceeds from the issuance and sale of the 2025/2027 Notes were $991.9 million, after expenses and the underwriting discount. Costs of $5.9 million associated with the issuance and sale of the 2025/2027 Notes have been capitalized and will be amortized over the life of the 2025/2027 Notes.

Harris Steel has credit facilities totaling approximately $18.7 million, with no outstanding borrowings at December 31, 2023 and 2022.

The business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2023, Nucor Trading S.A. had outstanding borrowings of $24.2 million ($49.1 million as of December 31, 2022). NJSM maintains an uncommitted trade credit agreement with three banking institutions. As of December 31, 2023, NJSM had outstanding borrowings of $95.0 million under the trade credit agreement. Nucor Trading S.A. and NJSM's credit arrangements are presented in short-term debt in the consolidated balance sheet .

Letters of credit totaling $57.7 million were outstanding as of December 31, 2023 ($43.5 million as of December 31, 2022), related to certain obligations, including workers' compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

12. Capital Stock

The par value of Nucor's common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by the Board of Directors. There are no shares of preferred stock issued or outstanding.

Dividends declared per share were $2.070 in 2023 ($2.010 in 2022 and $1.715 per share in 2021).

The Company repurchased approximately $1.55 billion of its common stock in 2023 (approximately $2.76 billion in 2022 and $3.28 billion in 2021).

On May 11, 2023, the Company announced that the Board of Directors had approved a share repurchase program under which the Company is authorized to repurchase up to $4.00 billion of the Company's common stock and terminated all previously authorized share repurchase programs. Share repurchases are made from time to time in the open market at prevailing market prices or through private transactions or block trades. The timing and amount of repurchases will depend on market conditions, share price, applicable legal requirements and other factors. The share repurchase authorization is discretionary and has no expiration date. At December 31, 2023, the Company had approximately $3.32 billion available for share repurchases under the program authorized by the Company's Board of Directors.

13. Derivative Financial Instruments

The following tables summarize information regarding Nucor's derivative financial instruments (in thousands):

Fair Value of Derivative Financial Instruments	Consolidated Balance Sheet Location	Fair Value at December 31, 2023	Fair Value at December 31, 2022
Asset derivatives designated as hedging instruments:			
Commodity contracts	Other current assets	$ —	$ 17,200
Commodity contracts	Other assets	—	17,200
Total asset derivatives		$ —	$ 34,400
Liability derivatives designated as hedging instruments:			
Commodity contracts	Accrued expenses and other current liabilities	$ (14,700)	$ —
Commodity contracts	Deferred credits and other liabilities	(3,600)	—
Total liability derivatives designated as hedging instruments		(18,300)	—
Liability derivatives not designated as hedging instruments:			
Commodity contracts	Accrued expenses and other current liabilities	(4,382)	(501)
Foreign exchange contracts	Accrued expenses and other current liabilities	(529)	(869)
Total liability derivatives not designated as hedging instruments		(4,911)	(1,370)
Total liability derivatives		$ (23,211)	$ (1,370)

The Effect of Derivative Financial Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments for the Year Ended December 31, (in thousands)

Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss), Net of Tax, Recognized in OCI on Derivatives (Effective Portion)			Amount of Gain or (Loss), Net of Tax, Reclassified from Accumulated OCI into Earnings on Derivatives (Effective Portion)			Amount of Gain or (Loss), Net of Tax, Recognized in Earnings on Derivatives (Ineffective Portion)		
		2023	2022	2021	2023	2022	2021	2023	2022	2021
Commodity contracts	Cost of products sold	$ (52,077)	$ 76,542	$ 15,112	$ (12,077)	$ 51,554	$ 9,300	$ —	$ —	$ —

Derivatives Not Designated as Hedging Instruments for the Year Ended December 31, (in thousands)

Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivatives		
		2023	2022	2021
Commodity contracts	Cost of products sold	$ 3,300	$ 3,311	$ (27,777)
Foreign exchange contracts	Cost of products sold	(856)	11,641	8,114
Total		$ 2,444	$ 14,952	$ (19,663)

At December 31, 2023, natural gas swaps covering approximately 44.0 million MMBTUs (extending through December 2026) were outstanding.

14. Fair Value Measurements

The following table summarizes information regarding Nucor's financial assets and liabilities that are measured at fair value. Nucor does not have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

		(in thousands) Fair Value Measurements at Reporting Date Using		
Description	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2023				
Assets:				
Cash equivalents	$ 5,724,549	$ 5,724,549	$ —	$ —
Short-term investments	747,479	747,479	—	—
Derivative contracts	—	—	—	—
Restricted cash and cash equivalents	3,494	3,494	—	—
Other assets	47,020	4,245	—	42,775
Total assets	$ 6,522,542	$ 6,479,767	$ —	$ 42,775
Liabilities:				
Derivative contracts	$ (23,211)	$ —	$ (23,211)	$ —
As of December 31, 2022				
Assets:				
Cash equivalents	$ 3,182,631	$ 3,182,631	$ —	$ —
Short-term investments	576,946	576,946	—	—
Derivative contracts	34,400	—	34,400	—
Restricted cash and cash equivalents	80,368	80,368	—	—
Total assets	$ 3,874,345	$ 3,839,945	$ 34,400	$ —
Liabilities:				
Derivative contracts	$ (1,370)	$ —	$ (1,370)	$ —

Fair value measurements for Nucor’s cash equivalents, short-term investments and restricted cash and cash equivalents and an investment in a publicly traded nuclear power equipment manufacturer are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor’s derivatives, which are typically commodity or foreign exchange contracts, are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices, and spot and future exchange rates. Fair value measurements of Nucor's investments in privately held companies, most of which is in a nuclear fusion technology company, are classified under Level 3 because such measurements are based on unobservable inputs that indicate a change in fair value, including the transaction price in the event of a change in ownership of the investee (e.g. the sale of other investors' interest in the company) or the transaction price in the event of additional equity issuances of the investee. There were no transfers between levels in the fair value hierarchy for the periods presented.

The fair value of short-term and long-term debt, including current maturities, was approximately $6.22 billion at December 31, 2023 (approximately $5.93 billion at December 31, 2022). The debt fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2023 and 2022, or similar debt with the same maturities, ratings and interest rates.

15. Contingencies

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance with self-insurance limits for certain risks.

16. Stock-Based Compensation

Overview

The Company maintains the Nucor Corporation 2014 Omnibus Incentive Compensation Plan (the “Omnibus Plan”) under which the Company may award stock-based compensation to key employees, officers and non-employee directors. The Company’s stockholders approved an amendment and restatement of the Omnibus Plan on May 14, 2020. The Company also amended the Omnibus Plan on September 14, 2023. The Omnibus Plan, as amended and restated, permits the award of stock options, restricted stock units, restricted shares and other stock-based awards for up to 19.0 million shares of the Company’s common stock. As of December 31, 2023, 4.3 million shares remained available for award under the Omnibus Plan.

The Company also maintains a number of inactive plans under which stock-based awards remain outstanding but no further awards may be made. As of December 31, 2023, 0.1 million shares were reserved for issuance upon the future settlement of outstanding awards under such inactive plans.

Stock Options

Stock options may be granted to Nucor’s key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted are generally exercisable at the end of three years and have a term of 10 years.

A summary of activity under Nucor’s stock option plans is as follows (shares in thousands):

	Year Ended December 31,					
	2023		2022		2021	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Number of shares under stock options:						
Outstanding at beginning of year	837	$ 66.76	1,186	$ 55.58	3,916	$ 50.03
Granted	91	$ 133.03	98	$ 130.71	138	$ 110.74
Exercised	(210)	$ 55.85	(447)	$ 51.14	(2,868)	$ 50.65
Canceled	—	$ —	—	$ —	—	$ —
Outstanding at end of year	718	$ 78.33	837	$ 66.76	1,186	$ 55.58
Stock options exercisable at end of year	433	$ 48.33	313	$ 59.60	523	$ 54.71

The total intrinsic value of stock options (the amount by which the stock price exceeded the exercise price of the stock option on the date of exercise) that were exercised during 2023 was $24.5 million ($32.2 million in 2022 and $67.8 million in 2021).

The following table summarizes information about stock options outstanding at December 31, 2023 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$40.00 - $60.00	379	6.3 years	$ 43.06	379	$ 43.06
$60.01 - $75.00	33	4.4 years	$ 65.80	33	$ 65.80
$75.01 - $100.00	—	0.0 years	$ —	—	$ —
$100.01 - $120.00	122	7.4 years	$ 110.74	15	$ 110.74
$120.01 - $133.03	184	8.9 years	$ 131.86	6	$ 130.71
$40.00 - $133.03	718	7.1 years	$ 78.33	433	$ 48.33

As of December 31, 2023, the total aggregate intrinsic value of stock options outstanding and stock options exercisable was $68.7 million and $54.5 million, respectively.

The grant date fair value of stock options granted was $49.62 per share in 2023 ($45.27 per share in 2022 and $32.30 per share in 2021). The fair value was estimated using the Black-Scholes options pricing model with the following assumptions:

	2023	2022	2021
Exercise price	$ 133.03	$ 130.71	$ 110.74
Expected dividend yield	1.53%	1.53%	1.46%
Expected stock price volatility	37.55%	35.77%	32.86%
Risk-free interest rate	3.66%	2.98%	1.28%
Expected life (years)	6.5	6.5	6.5

Stock options granted to employees who are eligible for retirement on the date of the grant are expensed immediately since these awards vest upon retirement from the Company. Retirement, for purposes of vesting in these stock options, means termination of employment after satisfying age and years of service requirements. Similarly, stock options granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible. Compensation expense for stock options granted to employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period. Compensation expense for stock options was $4.7 million in 2023 ($5.4 million in 2022 and $3.8 million in 2021). As of December 31, 2023, unrecognized compensation expense related to stock options was $2.0 million, which is expected to be recognized over a weighted-average period of 1.9 years.

Restricted Stock Units

Nucor annually grants restricted stock units (“RSUs”) to key employees, officers and non-employee directors. The RSUs granted to key employees and officers vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date, provided that a portion of the RSUs awarded to an officer prior to 2018 vest only upon the officer’s retirement. Retirement, for purposes of vesting in these RSUs only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to a non-employee director are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the Board of Directors.

RSUs granted to employees who are eligible for retirement on the date of the grant are expensed immediately, and RSUs granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible since these awards vest upon retirement from the Company. Compensation expense for RSUs granted to employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period.

Cash dividend equivalents are paid to holders of RSUs each quarter. Dividend equivalents paid on RSUs expected to vest are recognized as a reduction in retained earnings.

The fair value of an RSU is determined based on the closing price of Nucor’s common stock on the date of the grant.

A summary of Nucor’s RSU activity is as follows (shares in thousands):

	Year Ended December 31, 2023		2022		2021	
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:						
Unvested at beginning of year	1,003	$ 98.66	1,167	$ 60.45	1,830	$ 47.33
Granted	831	$ 133.03	774	$ 130.71	397	$ 110.74
Vested	(873)	$ 102.79	(916)	$ 77.21	(997)	$ 57.09
Canceled	(14)	$ 106.76	(22)	$ 93.73	(63)	$ 49.54
Unvested at end of year	947	$ 124.89	1,003	$ 98.66	1,167	$ 60.45

Compensation expense for RSUs was $88.1 million in 2023 ($80.4 million in 2022 and $52.1 million in 2021). The total fair value of shares vested during 2023 was $120.7 million ($120.0 million in 2022 and $109.5 million in 2021). As of December 31, 2023, unrecognized compensation expense related to unvested RSUs was $83.9 million, which is expected to be recognized over a weighted-average period of 1.3 years.

Restricted Stock Awards

Prior to their expiration effective December 31, 2017, the Nucor Corporation Senior Officers Long-Term Incentive Plan and the Nucor Corporation Senior Officers Annual Incentive Plan authorized the award of shares of common stock to officers subject to certain conditions and restrictions. Effective January 1, 2018, the Company adopted supplements to the Omnibus Plan with terms that permit the award of shares of common stock to officers subject to the conditions and restrictions described below, which are substantially similar to those of the expired Senior Officers Long-Term Incentive Plan and Senior Officers Annual Incentive Plan. The expired Senior Officers Long-Term Incentive Plan, together with the applicable supplement, is referred to below as the “LTIP,” and the expired Senior Officers Annual Incentive Plan, together with the applicable supplement, is referred to below as the “AIP.”

The LTIP provides for the award of shares of restricted common stock at the end of each LTIP performance measurement period at no cost to officers if certain financial performance goals are met during the period. One-third of the LTIP restricted stock award vests upon each of the first three anniversaries of the award date or, if earlier, upon the officer’s attainment of age 55 while employed by Nucor. Although participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period.

The AIP provides for the payment of annual cash incentive awards. An AIP participant may elect, however, to defer payment of up to one-half of an AIP award. In such event, the deferred AIP award is converted into common stock units and credited with a deferral incentive, in the form of additional common stock units, equal to 25% of the number of common stock units attributable to the deferred AIP award. Common stock units attributable to deferred AIP awards are fully vested. Common stock units credited as a deferral incentive vest upon the AIP participant’s attainment of age 55 while employed by Nucor. Vested common stock units are paid to AIP participants in the form of shares of common stock following their termination of employment with Nucor.

A summary of Nucor’s restricted stock activity under the AIP and the LTIP is as follows (shares in thousands):

	Year Ended December 31, 2023		2022		2021	
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units and restricted stock awards:						
Unvested at beginning of year	209	$ 108.55	107	$ 57.17	127	$ 49.94
Granted	414	$ 171.38	465	$ 128.62	262	$ 65.61
Vested	(406)	$ 152.68	(356)	$ 119.29	(273)	$ 62.17
Canceled	(7)	$ 154.05	(7)	$ 113.86	(9)	$ 48.75
Unvested at end of year	210	$ 145.55	209	$ 108.55	107	$ 57.17

Compensation expense for common stock and common stock units awarded under the AIP and the LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $37.8 million in 2023 ($51.0 million in 2022 and $79.9 million in 2021). The total fair value of shares vested during 2023 was $68.8 million ($45.9 million in 2022 and $19.6 million in 2021). As of December 31, 2023, unrecognized compensation expense related to unvested restricted stock awards was $7.5 million, which is expected to be recognized over a weighted-average period of 1.6 years.

17. Employee Benefit Plans

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor’s expense for these benefits totaled $611.1 million in 2023 ($994.2 million in 2022 and $869.9 million in 2021). The related liability for these benefits is included in salaries, wages and related accruals in the consolidated balance sheets.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $33.2 million at December 31, 2023 ($25.6 million at December 31, 2022). The expense associated with this early retiree medical plan totaled $0.3 million in 2023 ($2.3 million in 2022 and $1.8 million in 2021). The discount rate used by Nucor in determining its benefit obligation was 5.01% in 2023 (5.24% in 2022 and 2.81% in 2021). The health care cost increase trend rate used was 6.8% in 2023 (6.3% in 2022 and 5.3% in 2021). The health care cost increase trend rate is projected to decline gradually to 4.0% by 2049.

18. Interest (Income) Expense

The components of net interest (income) expense are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Interest expense	$ 245,954	$ 218,911	$ 163,121
Interest income	(275,586)	(48,695)	(4,267)
Interest expense, net	$ (29,632)	$ 170,216	$ 158,854

Interest paid was $257.1 million in 2023 ($229.5 million in 2022 and $170.7 million in 2021).

19. Income Taxes

Components of earnings before income taxes and noncontrolling interests are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
United States	$ 6,203,409	$ 10,212,850	$ 9,076,921
Foreign	69,348	31,994	123,937
	$ 6,272,757	$ 10,244,844	$ 9,200,858

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ 1,127,369	$ 1,894,848	$ 1,753,376
State	194,186	304,323	293,752
Foreign	16,992	12,882	19,695
Total current	1,338,547	2,212,053	2,066,823
Deferred:			
Federal	20,621	77,961	10,916
State	(18,738)	(120,440)	(3,042)
Foreign	19,536	(4,370)	3,791
Total deferred	21,419	(46,849)	11,665
Total provision for income taxes	$ 1,359,966	$ 2,165,204	$ 2,078,488

A reconciliation of the federal statutory tax rate (21%) to the total provision is as follows:

	Year Ended December 31,		
	2023	2022	2021
Taxes computed at statutory rate	21.00%	21.00%	21.00%
State income taxes, net of federal income tax benefit	2.14%	1.41%	2.49%
Federal research credit	-0.51%	-0.10%	-0.07%
Equity in losses of foreign joint venture	0.17%	0.11%	—
Foreign rate differential	0.10%	—	-0.03%
Noncontrolling interests	-1.27%	-0.85%	-0.67%
Other, net	0.05%	-0.44%	-0.13%
Provision for income taxes	21.68%	21.13%	22.59%

For the year ended December 31, 2023, the effective tax rate on continuing operations was 21.68% compared to 21.13% for the year ended December 31, 2022.

The 2023 effective tax rate includes an increased impact, when compared to 2022, from the Federal research credit and Noncontrolling interests lines. The 2022 effective tax rate included a net tax benefit of $76.4 million (-0.75%) for state tax credits, and a net tax benefit of $88.0 million (-0.86%) related to a change in the valuation allowance of a state deferred tax asset. Both items are included in the State income taxes, net of federal income tax benefit line.

Deferred tax assets and liabilities resulted from the following (in thousands):

	December 31,	
	2023	2022
Deferred tax assets:		
Accrued liabilities and reserves	$ 252,794	$ 236,132
Allowance for doubtful accounts	39,102	55,160
Inventory	141,460	143,384
Research and development expenditures	133,935	42,109
Post-retirement benefits	8,571	7,997
Hedges	5,146	—
Net operating loss carryforward	93,794	30,295
Tax credit carryforwards	215,630	162,498
Other deferred tax assets	12,016	10,894
Valuation allowance	(210,084)	(77,510)
Total deferred tax assets	692,364	610,959
Deferred tax liabilities:		
Holdbacks and amounts not due under contracts	(15,714)	(16,016)
Hedges	—	(7,426)
Intangibles	(706,174)	(724,450)
Property, plant and equipment	(1,170,080)	(1,050,579)
Other deferred tax liabilities	(48,579)	(51,726)
Book/Tax differences on debt modifications	(43,869)	(45,458)
Total deferred tax liabilities	(1,984,416)	(1,895,655)
Total net deferred tax liabilities	$ (1,292,052)	$ (1,284,696)

Non-current deferred tax assets included in other assets in the consolidated balance sheets were $40.7 million at December 31, 2023 ($19.3 million at December 31, 2022). Non-current deferred tax liabilities included in deferred credits and other liabilities in the consolidated balance sheets were $1.33 billion at December 31, 2023 ($1.30 billion at December 31, 2022). Current federal and state income taxes receivable included in other current assets in the consolidated balance sheets were $346.1 million at December 31, 2023 ($564.7 million at December 31, 2022). Nucor paid $1.06 billion in net federal, state and foreign income taxes in 2023 ($2.63 billion and $1.68 billion in 2022 and 2021, respectively).

Nucor has not recognized deferred tax liabilities on its investment in foreign subsidiaries with undistributed earnings that satisfy the permanent reinvestment requirements (the deferred tax liabilities

on the investments not permanently reinvested are immaterial). While Nucor considers future earnings to be permanently reinvested, it is expected that potential future distributions will likely be nontaxable. If this assertion of permanent reinvestment were to change, there may be deferred tax liabilities related to the withholding tax impacts on the actual distribution of certain cumulative undistributed foreign earnings, but the Company believes this amount to be immaterial.

State NOL carryforwards were $185.1 million at December 31, 2023 ($285.4 million at December 31, 2022). If unused, they will expire between 2024 and 2043. Foreign NOL carryforwards were $325.6 million at December 31, 2023 ($79.4 million at December 31, 2022). If unused, the foreign NOL carryforwards will expire between 2026 and 2042.

At December 31, 2023, Nucor had approximately $188.3 million of unrecognized tax benefits, of which $187.6 million would affect Nucor's effective tax rate, if recognized. At December 31, 2022, Nucor had approximately $141.7 million of unrecognized tax benefits, of which $141.1 million would affect Nucor's effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities in the consolidated balance sheets is as follows (in thousands):

	December 31,		
	2023	2022	2021
Balance at beginning of year	$ 141,692	$ 95,136	$ 47,965
Additions based on tax positions related to current year	44,113	54,438	52,853
Reductions based on tax positions related to current year	—	—	—
Additions based on tax positions related to prior years	9,886	13,473	2,405
Reductions based on tax positions related to prior years	(496)	(9,275)	(3,060)
Reductions due to settlements with taxing authorities	—	—	—
Reductions due to statute of limitations lapse	(6,941)	(12,080)	(5,027)
Balance at end of year	$ 188,254	$ 141,692	$ 95,136

We estimate that in the next 12 months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $5.6 million, as a result of the expiration of the applicable statute of limitations.

During 2023, Nucor recognized $10.4 million of expense in interest and penalties ($9.4 million of expense in 2022 and $5.5 million of expense in 2021). The interest and penalties are included in interest expense, net and marketing, administrative and other expenses, respectively, in the consolidated statements of earnings. As of December 31, 2023, Nucor had approximately $37.4 million of accrued interest and penalties related to uncertain tax positions (approximately $26.9 million at December 31, 2022). The accrued interest and penalties are included in accrued expenses and other current liabilities and deferred credits and other liabilities, respectively, in the consolidated balance sheets.

The IRS is currently examining Nucor’s 2015, 2019, and 2020 federal income tax returns. Nucor has concluded U.S. federal income tax matters for tax years through 2014, and for the tax years 2016 and 2018. The tax years 2017, 2021, and 2022 remain open to examination by the IRS. The 2015 through 2021 Canadian income tax returns for Harris and certain related affiliates are currently under examination by the Canada Revenue Agency. The tax years 2016 through 2022 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada, Trinidad & Tobago, and other state and local jurisdictions).

20. Accumulated Other Comprehensive Income (Loss)

The following tables reflect the changes in accumulated other comprehensive income (loss) by component (in thousands):

	Gains and (Losses) on Hedging Derivatives	Foreign Currency Gains (Losses)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2022	$ 26,100	$ (180,216)	$ 16,599	$ (137,517)
Other comprehensive income (loss) before reclassifications	(52,077)	21,041	(4,787)	(35,823)
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (1)	12,077	—	(809)	11,268
Net current-period other comprehensive income (loss)	(40,000)	21,041	(5,596)	(24,555)
December 31, 2023	$ (13,900)	$ (159,175)	$ 11,003	$ (162,072)

(1) Includes $12,077 and $(809) net-of-tax impact of accumulated other comprehensive income (loss) reclassifications into cost of products sold for net gains on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $3,800 and $(255), respectively.

	Gains and (Losses) on Hedging Derivatives	Foreign Currency Gains (Losses)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2021	$ 1,112	$ (124,868)	$ 8,474	$ (115,282)
Other comprehensive income (loss) before reclassifications	76,542	(55,348)	6,328	27,522
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (2)	(51,554)	—	1,797	(49,757)
Net current-period other comprehensive income (loss)	24,988	(55,348)	8,125	(22,235)
December 31, 2022	$ 26,100	$ (180,216)	$ 16,599	$ (137,517)

(2) Includes $(51,554) and $1,797 net-of-tax impact of accumulated other comprehensive income (loss) reclassifications into cost of products sold for net gains on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $(16,400) and $671, respectively.

21. Earnings Per Share

The computations of basic and diluted net earnings per share are as follows (in thousands, except per share data):

Year Ended December 31,	2023	2022	2021
Basic net earnings per share:			
Basic net earnings	$ 4,524,801	$ 7,607,337	$ 6,827,461
Earnings allocated to participating securities	(16,946)	(31,172)	(32,311)
Net earnings available to common stockholders	$ 4,507,855	$ 7,576,165	$ 6,795,150
Basic average shares outstanding	249,773	262,348	292,491
Basic net earnings per share	$ 18.05	$ 28.88	$ 23.23
Diluted net earnings per share:			
Diluted net earnings	$ 4,524,801	$ 7,607,337	$ 6,827,461
Earnings allocated to participating securities	(16,897)	(31,057)	(32,190)
Net earnings available to common stockholders	$ 4,507,904	$ 7,576,280	$ 6,795,271
Diluted average shares outstanding:			
Basic average shares outstanding	249,773	262,348	292,491
Dilutive effect of stock options and other	639	828	899
	250,412	263,176	293,390
Diluted net earnings per share	$ 18.00	$ 28.79	$ 23.16

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive (shares in thousands):

Year Ended December 31,	2023	2022	2021
Anti-dilutive stock options:			
Weighted-average shares	-	25	145
Weighted-average exercise price	$ -	$ 130.71	$ 91.06

22. Segments

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate; steel trading businesses; rebar distribution businesses; and Nucor's equity method investments in NuMit and NJSM (the latter of which Nucor acquired an additional 1% interest in the fourth quarter of 2023, bringing our total equity ownership to a 51% controlling interest). The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, precision castings, steel fasteners, metal building systems, insulated metal panels, steel grating, tubular products businesses, steel racking, piling products business, wire and wire mesh, overhead doors, and utility towers and structures. The raw materials segment includes The David J. Joseph Company and its affiliates ("DJJ"), primarily a scrap broker and processor; Nu-Iron Unlimited and Nucor Steel Louisiana LLC, two facilities that produce direct reduced iron used by the steel mills; and our natural gas production operations.

Corporate/eliminations include items such as net interest expense on long-term debt, charges and credits associated with changes in allowances to eliminate intercompany profit in inventory, profit sharing expense and stock-based compensation. Corporate assets primarily include cash and cash equivalents, short-term investments, restricted cash and cash equivalents, allowances to eliminate intercompany profit in inventory, deferred income tax assets, federal and state income taxes receivable and investments in and advances to affiliates.

Nucor's results by segment were as follows (in thousands):

	Year Ended December 31, 2023	2022	2021
Net sales to external customers:			
Steel mills	$ 20,092,662	$ 24,189,858	$ 24,145,396
Steel products	12,758,939	15,060,328	9,727,943
Raw materials	1,861,900	2,262,281	2,610,600
	$ 34,713,501	$ 41,512,467	$ 36,483,939
Intercompany sales:			
Steel mills	$ 4,812,479	$ 5,859,367	$ 6,297,688
Steel products	455,816	547,219	360,063
Raw materials	12,363,577	13,715,176	15,762,685
Corporate/eliminations	(17,631,872)	(20,121,762)	(22,420,436)
	$ —	$ —	$ —
Depreciation expense:			
Steel mills	$ 610,510	$ 529,005	$ 465,733
Steel products	131,189	115,501	99,248
Raw materials	173,657	171,060	159,886
Corporate	15,229	11,126	10,539
	$ 930,585	$ 826,692	$ 735,406
Amortization expense:			
Steel mills	$ 7,829	$ 7,829	$ 7,829
Steel products	202,129	199,379	93,160
Raw materials	27,772	27,734	28,168
	$ 237,730	$ 234,942	$ 129,157
Earnings before income taxes and noncontrolling interests:			
Steel mills	$ 3,712,470	$ 7,199,087	$ 9,735,020
Steel products	3,443,950	4,093,105	1,291,450
Raw materials	253,506	496,823	549,956
Corporate/eliminations	(1,137,169)	(1,544,171)	(2,375,568)
	$ 6,272,757	$ 10,244,844	$ 9,200,858
Segment assets:			
Steel mills	$ 15,407,266	$ 14,157,229	$ 13,235,463
Steel products	10,914,870	12,087,145	7,845,010
Raw materials	3,546,759	3,383,114	3,870,806
Corporate/eliminations	5,471,604	2,851,722	871,793
	$ 35,340,499	$ 32,479,210	$ 25,823,072
Capital expenditures:			
Steel mills	$ 1,440,478	$ 1,453,277	$ 1,336,276
Steel products	367,170	267,128	187,152
Raw materials	352,642	181,680	128,765
Corporate	54,920	50,380	48,171
	$ 2,215,210	$ 1,952,465	$ 1,700,364

Net sales by product were as follows (in thousands). Further product group breakdown is impracticable.

	Year Ended December 31,		
	2023	2022	2021
Net sales to external customers:			
Sheet	$ 9,146,676	$ 11,437,799	$ 12,675,679
Bar	5,993,751	7,031,798	6,039,187
Structural	2,429,211	2,928,072	2,597,768
Plate	2,523,024	2,792,188	2,832,762
Tubular Products	1,588,211	1,944,532	2,194,732
Rebar Fabrication	2,181,929	2,205,960	1,794,658
Joist	2,211,965	2,958,235	1,351,235
Deck	1,712,474	2,392,438	1,167,162
Other Steel Products	5,064,360	5,559,164	3,220,155
Raw Materials	1,861,900	2,262,281	2,610,601
	$ 34,713,501	$ 41,512,467	$ 36,483,939

23. <u>Revenue</u>

Nucor recognizes revenue when obligations under the terms of contracts with our customers are satisfied and collection is reasonably assured; generally, obligations under the terms of contracts are satisfied upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance.

The durations of Nucor’s contracts with customers are generally one year or less. Customer payment terms are generally 30 days.

Contract liabilities are primarily related to deferred revenue resulting from cash payments received in advance from customers to protect against credit risk. Contract liabilities totaled $313.8 million as of December 31, 2023 ($285.0 million as of December 31, 2022), and are included in accrued expenses and other current liabilities in the consolidated balance sheets. The amount of revenue reclassified from the December 31, 2022 contract liabilities balance during 2023 was approximately $191.8 million.

Nucor disaggregates its revenues by major source in the same manner as presented in the net sales by product table in the segment footnote (see Note 22).

Steel Mills Segment

Sheet – For the majority of sheet products, we transfer control and recognize a sale when we ship the product from the sheet mill to our customer. The amount of consideration we receive and revenue we recognize for spot market sales are based upon prevailing prices at the time of sale. The amount of consideration we receive and revenue we recognize for contract customers are based primarily on pricing formulas that incorporate monthly or quarterly price adjustments which reflect changes in the current market-based indices and/or raw material costs near the time of shipment.

The amount of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers’ requirements while considering the expected profitability, our desire to sustain a diversified customer base and our end-use customers’ perceptions about future market conditions. These contracts are typically one year or less. Contract sales within the steel mills segment are most notable in our sheet operations, as it is common for contract sales to account for the majority of sheet sales in a given year.

Bar, Structural and Plate – For the majority of bar, structural and plate products, we transfer control and recognize a sale when we ship the product from the mill to our customer. The significant majority of bar, structural and plate product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

Steel Products Segment

Tubular Products – The tubular products businesses transfer control and recognize a sale when the products are shipped from our operating locations to our customers. The majority of tubular product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

Rebar Fabrication – The majority of revenue is derived from contracts with customers for the supply of fabricated rebar. As the majority of contracts with customers are fixed price contracts to complete a job, control transfers over time and revenue is recognized (if collection is reasonably assured) over time using an input method, based on the amount of rebar shipped from the Company's operating locations relative to the total expected amount of rebar required to complete the job.

For contracts to supply fabricated rebar and install it at the customer's job site, there are two performance obligations: (1) the supply of the fabricated rebar and (2) the installation of the supplied rebar at the customer's job site. For the supply of fabricated rebar performance obligation, the transaction price allocated to this performance obligation is determined at the start of the contract, based on the awarded contract price for the supplied fabricated rebar and revenue is recognized over time based on the amount of rebar shipped from the Company's operating locations relative to the total expected amount of rebar required to complete the job. For the installation of supplied rebar performance obligation, the transaction price allocated to this performance obligation is determined at the start of the contract, based on the awarded contract price for the installation of fabricated rebar and revenue is recognized over time based on the amount of rebar installed relative to the total expected amount of rebar required to be installed to complete the job.

While a majority of the contracts with customers are fixed price contracts to complete a job, variable consideration can occur from contract modifications relating to change orders and price escalations caused by changes in underlying material costs. In these situations, the additional variable consideration is recognized cumulatively in the period in which the contract modification is approved and collection is reasonably assured unless the change order relates to additional distinct goods or services at standalone selling prices in which case they are accounted for prospectively. Management reviews these situations on a case-by-case basis and considers a variety of factors, including relevant experience with similar types of performance obligations, the Company's experience with the customer and collectability considerations.

Other Steel Products – Other steel products include our joist, deck, cold finish, metal building systems, insulated metal panels, piling, overhead doors, and the other remaining businesses that comprise the steel products segment. Generally, for these businesses, we transfer control and recognize a sale when we ship the product from our operating locations to our customers. The amount of consideration we receive and revenue we recognize for those sales are agreed upon with the customers before the product is shipped.

Included in the other steel products businesses is Nucor Warehouse Systems ("NWS"). The majority of NWS's revenues are related to supply and installation contracts. Revenue on NWS's supply and installation contracts is primarily recognized over time, typically between three and six months, using the cost-to-cost input measure (e.g., costs incurred to date relative to total estimated costs at completion) to measure progress because it best depicts the transfer of assets to the customer which occurs as the Company incurs costs on the contracts.

Raw Materials Segment

The majority of the raw materials segment revenue from outside customers is generated by DJJ. We transfer control and recognize a sale based on the terms of the agreement with the customer, which is generally when the product has met the delivery requirements. The amount of consideration we receive and revenue we recognize for those sales is based on the contract with the customer, which generally reflects current market prices at the time the contract is entered into.

24. Restricted Cash and Cash Equivalents

As of December 31, 2023, restricted cash and cash equivalents totaled $3.5 million ($80.4 million as of December 31, 2022), and primarily consisted of net proceeds from the issuance of $197.0 million in August 2021 and $162.6 million in July 2020 of 40-year variable-rate Green Bonds. The restricted cash and cash equivalents related to the debt issuance are being held in a trust account and will be used to partially fund the capital costs, in particular the expenditures associated with pollution prevention and control (including waste recycling and waste reduction), of the construction of Nucor’s plate mill located in Brandenburg, Kentucky. Funds will be disbursed from the trust account as qualified expenditures for the construction of the Brandenburg facility are made ($78.9 million during 2023 and $64.2 million during 2022). Interest earned on funds held in the trust account is subject to the same usage requirements as the bond proceeds principal. Since the restricted cash, interest and dividends must be used for the construction of the Brandenburg facility and relate to a long-term liability, the entire balance has been classified as a non-current asset.

25. Acquisitions

Acquisition of Additional Interest in NJSM

On October 27, 2023, Nucor used cash on hand to acquire an additional 1% equity interest in NJSM bringing our total equity ownership to a 51% controlling interest. We believe this acquisition allows NJSM to benefit from Nucor's galvanized sheet sales expertise in North America.

Prior to this transaction, we accounted for our 50% ownership in NJSM under the equity method. As part of the purchase price allocation for this step acquisition, we remeasured our previously held interest as of the acquisition date which resulted in a $21.0 million loss recorded in marketing, administrative and other expenses. Neither our previously held equity interest in NJSM nor the loss on remeasuring the equity interest are material to our financial statements.

We allocated the purchase price for NJSM to its individual assets acquired and liabilities assumed. While the purchase price allocation is substantially complete, it is still preliminary and subject to change.

The following table summarizes the fair values of the assets acquired and liabilities assumed of NJSM, as well as the fair value of the 49% noncontrolling interest not acquired by Nucor, as of October 27, 2023, the date of acquisition (in thousands):

Cash	$	11,050
Accounts receivable		10,968
Inventory		44,661
Other current assets		18,053
Property, plant and equipment		257,537
Goodwill		—
Other intangible assets		—
Other assets		612
Total assets acquired		342,881
Short-term debt		95,000
Current portion of long-term debt		50,000
Other current liabilities		13,502
Long-term debt due after one year		30,000
Other liabilities		1,379
Total liabilities assumed		189,881
Net assets acquired at 100%		153,000
Less: fair value of Noncontrolling interest		74,970
Net assets acquired at 51%	$	78,030

The determination of the fair value of noncontrolling interest was calculated using the implied value of 100% of the enterprise value as the purchase price included an immaterial implied control premium on a per-share basis and the noncontrolling interest shareholder will benefit from the transaction and participate in the economic benefits of NJSM after the acquisition.

The NJSM financial results were included as part of the steel mills segment (see Note 22) beginning on October 27, 2023, the acquisition date. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of NJSM and, therefore, this information is not presented.

Acquisition of C.H.I.

On June 24, 2022, Nucor used cash on hand to acquire the assets of C.H.I. for a purchase price, net of cash acquired, of approximately $3.00 billion. C.H.I. is a leading manufacturer of overhead doors for residential and commercial markets in the United States and Canada. Commercial overhead doors are used in warehousing and retail, areas that Nucor has focused its attention on recently through other value-added products such as insulated metal panels (CENTRIA, Metl-Span and TrueCore brands) and steel racking solutions (Nucor Warehouse Systems). It is expected that the C.H.I. acquisition also will benefit from Nucor’s recent paint line investments at its Hickman, Arkansas and Crawfordsville, Indiana sheet mills. The C.H.I. financial results are included as part of the steel products segment (see Note 22) beginning on June 24, 2022, the date Nucor acquired it.

We allocated the purchase price for C.H.I. to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of C.H.I. as of June 24, 2022, the date of acquisition (in thousands):

Cash	$	159,066
Accounts receivable		77,530
Inventory		52,515
Other current assets		18,177
Property, plant and equipment		117,392
Goodwill		1,033,192
Other intangible assets		2,389,180
Other assets		9,559
Total assets acquired		3,856,611
Current liabilities		75,146
Deferred income taxes		578,019
Other liabilities		7,509
Total liabilities assumed		660,674
Net assets acquired	$	3,195,937

The following table summarizes the purchase price allocation to the identifiable intangible assets of C.H.I. as of June 24, 2022, the date of acquisition (in thousands, except years):

			Weighted-Average Life
Customer relationships	$	2,242,000	25 years
Trademarks and trade names		147,000	13 years
Backlog		180	1 year
	$	2,389,180	

The goodwill of $1.04 billion is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). The goodwill is attributable to expected synergies within the steel products segment. Goodwill recognized for tax purposes was $5.6 million, all of which is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of C.H.I. and, therefore, this information is not presented.

Acquisition of CSI

On February 1, 2022, Nucor used cash on hand to acquire a 51% controlling ownership position in CSI by purchasing a 50% equity interest from a subsidiary of Vale S.A. for a cash purchase price of approximately $400.0 million, adjusted for net debt and working capital at closing, as well as a 1% equity interest from JFE Steel Corporation. CSI is a flat-rolled steel converter located in California with the capability to produce more than two million tons of finished steel and steel products annually. The company has five product lines, including hot rolled, pickled and oiled, cold rolled, galvanized and electric resistance welded (“ERW”) pipe. Key end-use markets served by CSI include customers in the construction, service center and energy industries. We believe this acquisition helps give Nucor a strong presence in the Western region of the United States and grows our ability to produce a wide range of value-added sheet products. The CSI financial results were included as part of the steel mills segment (see Note 22) beginning on February 1, 2022, the date Nucor acquired its 51% controlling ownership position.

We allocated the purchase price for CSI to its individual assets acquired and liabilities assumed. The purchase price allocation is complete.

The following table summarizes the fair values of 100% of the assets and liabilities of CSI, as well as the fair value of the 49% noncontrolling interest not acquired by Nucor, as of February 1, 2022, the date Nucor acquired its 51% controlling ownership position (in thousands):

Cash	$	98,537
Accounts receivable		159,257
Inventory		354,614
Other current assets		5,298
Property, plant and equipment		566,714
Goodwill		62,011
Other intangible assets		—
Other assets		7,071
Total assets acquired		1,253,502
Current portion of long-term debt		9,826
Other current liabilities		162,808
Long-term debt due after one year		67,866
Other liabilities		139,947
Total liabilities assumed		380,447
Net assets acquired at 100%		873,055
Less: Fair value of noncontrolling interest		427,797
Net assets acquired at 51%	$	445,258

The determination of the fair value of the noncontrolling interest was calculated using the implied value of 100% of the enterprise value of the business using the purchase price as the purchase price did not include a control premium on a per-share basis and the noncontrolling interest shareholder will participate equally in the economic benefits of CSI after the acquisition.

The goodwill of $62.0 million is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel mills segment (see Note 8). The goodwill is attributable to the assembled workforce acquired, expanding our Western United States presence and CSI's value-added product capabilities. None of the goodwill is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of CSI and, therefore, this information is not presented.

Acquisition of IMP Business of Cornerstone

On August 9, 2021, Nucor used cash on hand to acquire the assets of the insulated metal panels, or, IMP, business of Cornerstone Building Brands, Inc. ("Cornerstone") for a purchase price of $1.00 billion. The Company believes this acquisition will broaden the value-added solutions that Nucor Buildings group provides to targeted end markets such as warehousing, distribution and data centers. We expect these end-use markets to continue to grow in the coming years and that the use of IMP products within them will also increase. IMPs facilitate cost-effective climate control in the built environment and reduce energy usage and overall operations-related GHG emissions for owners and lessees. The acquired IMP business is comprised of two industry leading brands, CENTRIA and Metl-Span, and has seven manufacturing facilities located throughout North America, complementing Nucor's existing IMP business, TrueCore, LLC. The IMP business financial results are included as part of the steel products segment (see Note 22) beginning on August 9, 2021, the date Nucor acquired it.

We have allocated the purchase price for the IMP business to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of the IMP business as of August 9, 2021, the date of acquisition (in thousands):

Cash	$ —
Accounts receivable	47,037
Inventory	73,000
Other current assets	4,478
Property, plant and equipment	102,966
Goodwill	480,167
Other intangible assets	364,000
Other assets	13,515
Total assets acquired	1,085,163
Current liabilities	46,620
Other liabilities	12,855
Total liabilities assumed	59,475
Net assets acquired	$ 1,025,688

The following table summarizes the purchase price allocation to the identifiable intangible assets of the IMP business as of August 9, 2021, the date of acquisition (in thousands, except years):

		Weighted-Average Life
Customer relationships	$ 309,000	10 years
Trademarks and trade name	45,000	10 years
Backlog	10,000	1 year
	$ 364,000	

The goodwill of $480.2 million is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). The goodwill is attributable to expected synergies within the steel products segment. Goodwill recognized for tax purposes was $480.2 million, all of which is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of the IMP business and, therefore, this information is not presented.

Acquisition of Hannibal

On August 20, 2021, Nucor used cash on hand to acquire Hannibal for a purchase price of $370.0 million. Nucor purchased 100% of Hannibal's outstanding shares from its Employee Stock Ownership Plan. Hannibal is a leading national provider of steel racking solutions to warehouses. We expect that Hannibal’s business, serving customers in the e-commerce, industrial, food storage and retail segments, will also continue to grow in the coming years. Hannibal has manufacturing facilities in Los Angeles and Houston, as well as three distribution centers. Hannibal’s financial results are included as part of the steel products segment (see Note 22) beginning on August 20, 2021, the date Nucor acquired it.

We have allocated the purchase price for Hannibal to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of Hannibal as of August 20, 2021, the date of acquisition (in thousands):

Cash	$	124,655
Accounts receivable		115,728
Inventory		65,005
Other current assets		2,113
Property, plant and equipment		116,955
Goodwill		84,922
Other intangible assets		201,700
Other assets		8,776
Total assets acquired		719,854
Current liabilities		228,750
Finance lease obligations		80,124
Other liabilities		13,155
Total liabilities assumed		322,029
Net assets acquired	$	397,825

The following table summarizes the purchase price allocation to the identifiable intangible assets of Hannibal as of August 20, 2021, the date of acquisition (in thousands, except years):

			Weighted-Average Life
Customer relationships	$	144,000	10 years
Trademarks and trade name		26,000	7 years
Backlog		31,700	1 year
	$	201,700	

The goodwill of $84.9 million is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). The goodwill is attributable to expected synergies within the steel products segment. Goodwill recognized for tax purposes was $84.9 million, all of which is deductible for tax purposes. Pro-forma results of operations for the Company would not be materially different as a result of the acquisition of Hannibal and, therefore, this information is not presented.

Other Acquisitions

Other smaller acquisitions, exclusive of purchase price adjustments made and net of cash acquired, totaled approximately $70.8 million, $169.6 million and $134.8 million in 2023, 2022 and 2021, respectively. Pro-forma results of operations for the Company would not be materially different if the aggregate acquisitions made during 2023, 2022 and 2021 were included and, therefore, this information is not presented.

26. Quarterly Information (Unaudited)

	(in thousands, except per share data) Year Ended December 31, 2023			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 8,709,980	$ 9,523,256	$ 8,775,734	$ 7,704,531
Gross margin	1,998,202	2,501,674	1,920,800	1,393,718
Net earnings before noncontrolling interests	1,231,629	1,587,075	1,221,255	872,832
Net earnings attributable to Nucor stockholders	1,136,542	1,461,354	1,141,506	785,399
Net earnings per share:				
Basic	$ 4.47	$ 5.82	$ 4.58	$ 3.17
Diluted	$ 4.45	$ 5.81	$ 4.57	$ 3.16

	(in thousands, except per share data) Year Ended December 31, 2022			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 10,493,282	$ 11,794,474	$ 10,500,755	$ 8,723,956
Gross margin	3,458,139	4,104,263	2,843,391	2,097,487
Net earnings before noncontrolling interests (1)	2,227,115	2,727,237	1,799,043	1,326,245
Net earnings attributable to Nucor stockholders (1)	2,095,623	2,561,233	1,694,748	1,255,733
Net earnings per share:				
Basic	$ 7.69	$ 9.69	$ 6.51	$ 4.90
Diluted	$ 7.67	$ 9.67	$ 6.50	$ 4.89

(1) Fourth quarter of 2022 results include an after-tax net benefit of $60.4 million related to state tax credits, an after-tax net benefit of $88.0 million related to a change in the valuation allowance of a state deferred tax asset, and a pre-tax $96.0 million write-off of the remaining carrying value of our leasehold interest in unproved oil and gas properties. This charge is included in the raw materials segment.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures – As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

Changes in Internal Control Over Financial Reporting – There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report on Internal Control Over Financial Reporting – Management's report on internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002 and the attestation report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on the effectiveness of Nucor's internal control over financial reporting as of December 31, 2023 are included in "Item 8. Financial Statements and Supplementary Data" and incorporated herein by reference.

Item 9B. Other Information.

Insider Trading Arrangements - During the quarter ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item with respect to Nucor's executive officers appears in Part I of this report under the heading *Information About Our Executive Officers* and is incorporated herein by reference. The other information required by this item is incorporated herein by reference from Nucor's definitive proxy statement for our 2024 Annual Meeting of Stockholders, which we expect to file with the SEC pursuant to Regulation 14A not later than 120 days after December 31, 2023 (the "Proxy Statement"), under the headings *Election of Directors; Information Concerning Experience, Qualifications, Attributes and Skills of the Nominees;* and *Corporate Governance and Board of Directors*.

Nucor has adopted a Code of Ethics for Senior Financial Professionals (the "Code of Ethics"), which is intended to qualify as a "code of ethics" within the meaning of Item 406 of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is available on our website, *www.nucor.com*.

We will disclose information pertaining to any amendment to, or waiver from, the provisions of the Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relate to any element of the Code of Ethics enumerated in the SEC rules and regulations by posting this information on our website, *www.nucor.com.* The information contained on our website or available by hyperlink from our website is not a part of this report and is not incorporated into this report or any other documents we file with, or furnish to, the SEC.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings *Executive Officer Compensation; Director Compensation; Report of the Compensation and Executive Development Committee*; and *Board's Role in Risk Oversight*.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings *Security Ownership of Management and Certain Beneficial Owners* and *Equity Compensation Plan Information.*

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading *Corporate Governance and Board of Directors*.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading *Fees Paid to Independent Registered Public Accounting Firm*.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Financial Statements:

The following consolidated financial statements and notes thereto, management's report on internal control over financial reporting and the report of independent registered public accounting firm are included in "Item 8. Financial Statements and Supplementary Data":

- Management's Report on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets—December 31, 2023 and 2022
- Consolidated Statements of Earnings—Years Ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Comprehensive Income—Years Ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Stockholders' Equity—Years Ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Cash Flows—Years Ended December 31, 2023, 2022 and 2021
- Notes to Consolidated Financial Statements

Schedule II is not presented as all applicable information is presented in the consolidated financial statements and notes thereto.

Exhibits:

3	Restated Certificate of Incorporation of Nucor Corporation (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed September 14, 2010 (File No. 001-04119))
3(i)	Bylaws of Nucor Corporation as amended and restated February 22, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed February 24, 2021 (File No. 001-04119))
4	Description of Securities of Nucor Corporation (incorporated by reference to Exhibit 4 to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119))
4(i)	Indenture, dated as of January 12, 1999, between Nucor Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 filed December 13, 2002 (File No. 333-101852))
4(ii)	Indenture, dated as of August 19, 2014, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed August 20, 2014 (File No. 333-198263))
4(iii)	Third Supplemental Indenture, dated as of December 3, 2007, between Nucor Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 4, 2007 (File No. 001-04119))
4(iv)	Sixth Supplemental Indenture, dated as of July 29, 2013, between Nucor Corporation and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed July 29, 2013 (File No. 001-04119))
4(v)	Seventh Supplemental Indenture, dated as of December 10, 2014, among Nucor Corporation, The Bank of New York Mellon, as prior trustee, and U.S. Bank National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 11, 2014 (File No. 001-04119))
4(vi)	First Supplemental Indenture, dated as of April 26, 2018, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))

4(vii)	Second Supplemental Indenture, dated as of May 22, 2020, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))
4(viii)	Third Supplemental Indenture, dated as of December 7, 2020, between Nucor Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed December 7, 2020 (File No. 001-04119))
4(ix)	Fourth Supplemental Indenture, dated as of March 11, 2022, between Nucor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))
4(x)	Fifth Supplemental Indenture, dated as of May 23, 2022, between Nucor Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))
4(xi)	Form of 6.400% Notes due 2037 (included in Exhibit 4(iii) above) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed December 4, 2007 (File No. 001-04119))
4(xii)	Form of 5.200% Notes due 2043 (included in Exhibit 4(v) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed July 29, 2013 (File No. 001-04119))
4(xiii)	Form of 3.950% Notes due 2028 (included in Exhibit 4(vii) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))
4(xiv)	Form of 4.400% Notes due 2048 (included in Exhibit 4(vii) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed April 26, 2018 (File No. 001-04119))
4(xv)	Form of 2.000% Notes due 2025 (included in Exhibit 4(viii) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))
4(xvi)	Form of 2.700% Notes due 2030 (included in Exhibit 4(viii) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed May 22, 2020 (File No. 001-04119))
4(xvii)	Form of 2.979% Notes due 2055 (included in Exhibit 4(ix) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed December 7, 2020 (File No. 001-04119))
4(xviii)	Form of 3.125% Notes due 2032 (included in Exhibit 4(x) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))
4(xix)	Form of 3.850% Notes due 2052 (included in Exhibit 4(x) above) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed March 11, 2022 (File No. 001-04119))
4(xx)	Form of 3.950% Notes due 2025 (included in Exhibit 4(xi) above) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))
4(xxi)	Form of 4.300% Notes due 2027 (included in Exhibit 4(xi) above) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed May 23, 2022 (File No. 001-04119))
10	Fourth Amended and Restated Multi-Year Revolving Credit Agreement, dated as of November 5, 2021, by and among Nucor Corporation and certain subsidiaries of Nucor Corporation, as borrowers, Bank of America, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended October 2, 2021 (File No. 001-04119))
10(i)	2005 Stock Option and Award Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 17, 2005 (File No. 001-04119)) (#)
10(ii)	Amendment No. 1 to 2005 Stock Option and Award Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 (File No. 001-04119)) (#)
10(iii)	2010 Stock Option and Award Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 2010 (File No. 001-04119)) (#)
10(iv)	2014 Omnibus Incentive Compensation Plan, as amended and restated effective February 21, 2022 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)

10(v)*	Amendment No.1, effective September 14, 2023, to 2014 Omnibus Incentive Compensation Plan, as amended and restated effective February 21, 2022 (#)
10(vi)	Senior Officers Annual Incentive Plan (Supplement to 2014 Omnibus Incentive Compensation Plan), as amended and restated effective February 21, 2022 (included in Exhibit 10(iv) above) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(vii)	Senior Officers Long-Term Incentive Plan (Supplement to 2014 Omnibus Incentive Compensation Plan), as amended and restated effective February 21, 2022 (included in Exhibit 10(iv) above) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(viii)	Senior Officers Annual Incentive Plan, as amended and restated effective January 1, 2013, for awards granted prior to January 1, 2018 (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed March 27, 2013 (File No. 001-04119)) (#)
10(vix)	Senior Officers Long-Term Incentive Plan, as amended and restated effective January 1, 2013, for awards granted prior to January 1, 2018 (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed March 27, 2013 (File No. 001-04119)) (#)
10(x)	Form of Restricted Stock Unit Award Agreement – time-vested awards (incorporated by reference to Exhibit 10(iv) to the Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 001-04119)) (#)
10(xi)	Form of Restricted Stock Unit Award Agreement – retirement-vested awards (incorporated by reference to Exhibit 10(v) to the Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 001-04119)) (#)
10(xii)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended April 1, 2006 (File No. 001-04119)) (#)
10(xiii)	Form of Award Agreement for Annual Stock Option Grants used for awards granted prior to May 8, 2014 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (File No. 001-04119)) (#)
10(xiv)	Form of Award Agreement for Annual Stock Option Grants used for awards granted after May 7, 2014 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 5, 2014 (File No. 001-04119)) (#)
10(xv)	Form of Restricted Share Unit Award Agreement used for awards granted after February 21, 2022 – time-vested awards (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xvi)	Form of Award Agreement for Annual Stock Option Grants used for awards granted after February 21, 2022 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xvii)	Retirement, Separation, Waiver and Release Agreement, dated as of June 8, 2021, by and between Nucor Corporation and Craig A. Feldman (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 2021 (File No. 001-04119)) (#)
10(xviii)	Retirement, Separation, Waiver and Release Agreement, dated as of May 24, 2022, by and between Nucor Corporation and James D. Frias (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed May 25, 2022 (File No. 001-04119)) (#)
10(xix)	Retirement, Separation, Waiver and Release Agreement, dated as of June 3, 2021, by and between Nucor Corporation and Raymond S. Napolitan, Jr. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed June 3, 2021 (File No. 001-04119)) (#)
10(xx)	Retirement, Separation, Waiver and Release Agreement, dated as of May 27, 2022, by and between Nucor Corporation and MaryEmily Slate (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2022 (File No. 001-04119)) (#)

10(xxi)	Executive Employment Agreement of Leon J. Topalian (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xxii)	Executive Employment Agreement of D. Chad Utermark (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed February 19, 2020 (File No. 001-04119)) (#)
10(xxiii)	Executive Employment Agreement of Allen C. Behr (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended July 4, 2020 (File No. 001-04119)) (#)
10(xxiv)	Executive Employment Agreement of David A. Sumoski (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed January 5, 2021 (File No. 001-04119)) (#)
10(xxv)	Executive Employment Agreement of Douglas J. Jellison (incorporated by reference to Exhibit 10(xxx) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxvi)	Executive Employment Agreement of Gregory J. Murphy (incorporated by reference to Exhibit 10(xxxi) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxvii)	Executive Employment Agreement of Daniel R. Needham (incorporated by reference to Exhibit 10(xxxii) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxviii)	Executive Employment Agreement of K. Rex Query (incorporated by reference to Exhibit 10(xxxiii) to the Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04119)) (#)
10(xxix)	Executive Employment Agreement of Stephen D. Laxton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed March 4, 2022 (File No. 001-04119)) (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2022 (File No. 001-04119)) (#)
10(xxx)	Executive Employment Agreement of John Hollatz (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended July 2, 2022 (File No. 001-04119)) (#)
10(xxxi)	Executive Employment Agreement of Noah Hanners (incorporated by reference to Exhibit 10(xxxiii) to the Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-04119)) (#)
10(xxxii)	Executive Employment Agreement of Brad Ford (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 2023 (File No. 001-04119)) (#)
10(xxxiii)	Nucor Corporation Supplemental Retirement Plan for Executive Officers, as amended and restated effective December 15, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 15, 2023 (File No. 001-04119)) (#)
21*	Subsidiaries
23*	Consent of Independent Registered Public Accounting Firm
24*	Power of Attorney (included on signature page)
31*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31(i)*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32(i)**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Nucor Corporation Executive Officer Incentive Compensation Recovery Policy

101*	Financial Statements from the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2023, filed February 27, 2024, formatted in Inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.
104*	Cover Page from the Annual Report on Form 10-K of Nucor Corporation for the year ended December 31, 2023, filed February 27, 2024, formatted in Inline XBRL (included in Exhibit 101).

* Filed herewith.
** Furnished (and not filed) herewith pursuant to Item 601(b)(32)(ii) of Regulation S-K.
(#) Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

Registrants may voluntarily include a summary of information required by Form 10-K under this Item16. We have elected not to include such summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUCOR CORPORATION

By: /s/ Leon J. Topalian

Leon J. Topalian
Chair, President and Chief Executive Officer

Dated: February 27, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen D. Laxton and A. Rae Eagle, or either of them, his or her attorney-in-fact, with full power of substitution and resubstitution for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorney-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Leon J. Topalian
Leon J. Topalian
Chair, President, and Chief Executive Officer
(Principal Executive Officer)

/s/ Stephen D. Laxton
Stephen D. Laxton
Chief Financial Officer, Treasurer and Executive Vice President
(Principal Financial Officer)

/s/ Michael D. Keller
Michael D. Keller
Vice President and Corporate Controller
(Principal Accounting Officer)

Dated: February 27, 2024

/s/ Norma B. Clayton
Norma B. Clayton
Director

/s/ Patrick J. Dempsey
Patrick J. Dempsey
Director

/s/ Nicholas C. Gangestad
Nicholas C. Gangestad
Director

/s/ Christopher J. Kearney
Christopher J. Kearney
Lead Director

/s/ Laurette T. Koellner
Laurette T. Koellner
Director

/s/ Michael W. Lamach
Michael W. Lamach
Director

/s/ Joseph D. Rupp
Joseph D. Rupp
Director

/s/ Nadja Y. West
Nadja Y. West
Director

JULLIAN MARQUEZ RICARDO ANTONIO MARQUEZ TAURINO MARQUEZ GILBERTO MARQUEZ CHAVARRIA RODRIGO MARQUEZ III RODDY A MARRACCINI RONALD E MARRIER ANDREA DEL ROSARIO MARROQUIN REGINALDO MARROQUIN RUBEN JESUS MARROQUIN
SAM D MARROQUIN VICTOR E MARROQUIN GUSTAVO A MARROQUIN OZUL BRIAN MARRS CLAUDIA MARRUFO JOSE MARRUFO ROGER MARSDEN BRANDON MARSH BRYON S MARSH CHRISTIAN MATTHEW MARSH JACOB MARSH JOHN MARSH JOSEPH FRANKLIN MARSH
LAMONT PHER MARSH RICHARD WESLEY MARSH RODNEY D MARSH RONALD L MARSH ZACHARY RILEY MARSH ANTONIO R MARSHALL DOUG MARSHALL EARL J MARSHALL GREGORY J MARSHALL JACOB HENRY MARSHALL JAMES EDWARD MARSHALL
JAMES RICHARD MARSHALL JESS P MARSHALL KYLE A MARSHALL LOUISE MARSHALL MATTHEW MARSHALL NATHAN P MARSHALL NICHOLAS P MARSHALL PAUL J MARSHALL TAMALA SHANAE MARSHALL TERRY L MARSHALL TREVOR LANE MARSHALL
VINCENT D MARSHALL ZACHARY TY MARSHALL ZACK MARSHALL JASON MARSON TANYA MARSON CARSON MARTELL JOSH MARTELL AUSTIN DANIEL MARTENS CHASE S MARTENS JORDAN MARTI KIM R MARTI SARAH A MARTI AARON MARTIN AARON ARTHUR MARTIN
ANTONIO LABRON MARTIN BRANDON MARTIN BRIAN KEITH MARTIN BRUCE D MARTIN II BRYAN D MARTIN CAMERON J MARTIN CARL M MARTIN CASSANDRA MICHELLE MARTIN CHRISTOPHER MARTIN CHRISTOPHER D MARTIN CHRISTOPHER W MARTIN CLIFFORD MARTIN
DAVID A MARTIN DAVID R MARTIN DEAN MARTIN DEVIN EDWARD MARTIN DONALD E MARTIN JR DONNA B MARTIN EDWARD MARTIN ELISA MARTIN ERIC SEAN MARTIN FORREST DANIEL MARTIN GLENN EDWARD MARTIN GRANT WARREN MARTIN HENRY LEE MARTIN
HUNTER BRUCE MARTIN JACOB WILLIAM MARTIN JAMES AUBREY MARTIN II JAMES B MARTIN JAMES D MARTIN JR JAMES MARCEL MARTIN JASON L MARTIN JEFFERY W MARTIN JEFFERY WAYNE MARTIN JEFFREY R MARTIN JEREMY TYRON MARTIN JESSICA G MARTIN
JOEY E MARTIN JOHN AARON MARTIN JOHN C MARTIN JOHNATHON MARTIN JONATHAN AUSTIN MARTIN JORDAN MARTIN JORDAN ALEXANDER MARTIN JOSEPH JOHN MARTIN JOSHUA ANDREW MARTIN JUDY LYLE MARTIN JUSTIN RESHARD MARTIN JUSTIN S MARTIN
KAYDEN BRENT MARTIN KENNETH BRADLEY MARTIN KENNETH R MARTIN KENTRELLE LAVELLE MARTIN LAURA MARTIN LEROY MARTIN LESLIE MIKELLE MARTIN MARCUS DEWONE MARTIN MARCUS VERNON MARTIN II MATTHEW CHRISTOPHER MARTIN MICHAEL MARTIN
MICHAEL A MARTIN MICHAEL S MARTIN NICHOLAS WILLIAM MARTIN NICKOLAS PW MARTIN NOAH MARTIN OCTAVIA LASHAWN MARTIN RASEAN MARTIN RICHARD L MARTIN RICHARD V MARTIN RYAN L MARTIN SCOTT W MARTIN SEAN LAMAR MARTIN STEVEN E MARTIN
STEVEN M MARTIN STEVEN SAMUEL MARTIN THOMAS L MARTIN WILLIAM THOMAS EUGENE MARTIN JOSE JAIME MARTIN DEL CAMPO ADAM BLAKE MARTINDALE DEBBIE MARTINEAU LEIGH-ANNE MARTINELLO AGUSTIN H MARTINEZ ALEXANDRIA MARTINEZ
ALONSO CONTRERAS MARTINEZ ALVARO MARTINEZ ANGEL J MARTINEZ ANGEL J MARTINEZ ANTHONY MARTINEZ ANTONIO R MARTINEZ ANTONY MARTINEZ ARMANDO MARTINEZ BRITTANY BREANNE MARTINEZ CESAR PUENTES MARTINEZ CHARLES D MARTINEZ
CHERRY CUEVA MARTINEZ CHEVELLE MARTINEZ CONOR THOMAS MARTINEZ CRISTOBAL DAVID MARTINEZ CRUZ ALEJANDRO ROLON MARTINEZ DANIEL ALFREDO MARTINEZ DAVID ALEJANDRO MARTINEZ DIEGO MARTINEZ EDUARDO REOS MARTINEZ EDWIN MARTINEZ
ERICA MARTINEZ ERICK J MARTINEZ FABIAN MARTINEZ FREDDIE MARTINEZ GABRIEL MARTINEZ GILBERTO MARTINEZ GUSTAVO ADOLFO MARTINEZ GUSTAVO GOMEZ MARTINEZ HECTOR RAFAEL SOLIS MARTINEZ HENRY MARTINEZ HERBERT MARTINEZ IVANS MARTINEZ
JEFFREY MARTINEZ JEREMY PAUL MARTINEZ JESSICA M J MARTINEZ JESUS MARTINEZ JESUS ALBERTO MARTINEZ JORGE ALEINIKOU MARTINEZ JORGE ALEJANDRO MENDEZ MARTINEZ JOSE CHRISTIAN MARTINEZ JOSE GUADALUPE MARTINEZ JOSE GUADALUPE MARTINEZ
JOSE MANUEL MARTINEZ JOSE MANUEL MARTINEZ JOSHUA D MARTINEZ JUAN MARTINEZ JUAN DIEGO MARTINEZ JUAN E MARTINEZ JUAN F MARTINEZ JUAN JOSE MARTINEZ JUAN PABLO MARTINEZ KC M MARTINEZ KENNY M MARTINEZ LUIS G MARTINEZ
MANUEL MARTINEZ MARIA C MARTINEZ MARIO MARTINEZ MARIO ALBERTO CARBAJAL MARTINEZ MARIO ANTONIO MARTINEZ MAXIMO RIVERA MARTINEZ MICHAEL M MARTINEZ NICHOLAS MARTINEZ NICHOLAS LEE MARTINEZ NOE MARTINEZ OSCAR MARTINEZ
OSCAR DANIEL MARTINEZ OSCAR JAVIER MARTINEZ PABLO POZOS MARTINEZ PAUL MARTINEZ PETER A MARTINEZ ROBERTO MARTINEZ RODOLFO ENRIQUE MARTINEZ SAMIR A MARTINEZ SAUL MARTINEZ TOMMY MURRAY MARTINEZ VICTOR HUGO MARTINEZ
WALTER M MARTINEZ JUAN JOSE MARTINEZ GOMEZ MARVIN MARTINEZ MULATO J REYES MARTINEZ ORTEGA LIAM MARTINEZ PANIAGUA MARLON MARTINEZ RAMOS MERLIN ROBERT MARTINEZ TURRIETTA JORGE ENRIQUE MARTINEZ VARONA JOSE A MARTINEZ-GUADIANA
MICHAEL R MARTINI ROBERT LUIS MARTINI JOSEPH SAMUEL MARTINO ARACELI P MARTINON ANTONIO MARTINS KATHRYN MARTINS PAUL MARTINS ERIC L MARTINSON ROBERT DONALD MARTINSON ALINA MARUNTELU BRADY L MARUSKA TODD M MARUSKA
ANDREW N MARVIN NATHAN JOSEPH MARVIN SHAWN DAVID MARVIN TRAVIS MARVIN CHRISTIAN R MARYOTT FRANCESCO MARZANO STEPHANIE LATISHA MARZETTE STEPHEN ANDREW MARZIALE SPENCER M MASAT JOSEPH A MASCARO RICHARD AUGUST MASCHKE
STEVEN DAVID MASCIARELLI DOMINIC FRANKLIN MASCOLO ABDULMEZAN I MASCORRO JOHN BRITTO MASILAMANI BRANDON SHAYNE MASON CARRIE MASON COREY MICHAEL MASON DEAN MASON JOSEPH D MASON JOSHUA SCOTT MASON KAMBON MASON
KENNETH LEE MASON KIM M MASON LATASHA M MASON LIONEL ALAN MASON MARCEL A MASON REESE A MASON RYAN WILLIAM MASON SANTONIO M MASON STEPHEN W MASON THOMAS ALEXANDER MASON ZACHARY ALLEN DANIEL MASON ADAM TARIK MASOOD
ALFRED LEONARD MASSAAR AMANDA LEEANN MASSEY BRADLEY MASSEY CHRISTOPHER A MASSEY COREY S MASSEY DERRICK RAY MASSEY JOSH TYLER MASSEY JUSTIN KYLE MASSEY JUSTIN TYSON MASSEY KATY MARIE MASSEY MICKEY LYNN MASSEY
OLIVIA JEANETTE MASSEY TOMMY L MASSEY ANDREW NATHAN MASSIE ZACHARY DANIEL MASSIE MARK C MASSIER AARON JAY MAST CODY M MAST DAVID M MAST JESSE W MAST LELAND ANDREW MAST SHERRY MASTERS TODD A MASTERS ZACHARY TAYLOR MASTERS
NOLEN TRENT MASTERSON BRIAN MASTON TERESA MARIE MASTOWSKI DAVID V MASTRANGELO MITCHELL R MASTRO ALFREDO MATA JR ESTEFANIA MARICEL MATA JONATHAN NA MATA OSVALDO RICARDO MATA PAUL ORIEL MATA MA VERONICA MATA CONTRERAS
ZACHARY MICHAEL MATASCI NEAL CORY MATCHETT JUANA MATEO DIEGO MENECIA MATEO PABLO FERN MATERNO RAMCHARAN MATHAI RAJ MATHAIAH SETH ALAN MATHENEY GREGORY SCOTT MATHENY YIORGO MATHEOS BRANDON MICHAEL MATHERLY
ANDREW COLLIN MATHERNE BRIAN R MATHERS DARREN A MATHES ARUNPRASATH MATHESWARAN KEVIN HENRY MATHEWES ANTHONY E MATHEWS BRADY MATHEWS SEBASTIEN MATHEWS SHAWN ALLEN MATHEWS CHRISTOPHER FREDERICK MATHEWSON
KEVIN MATHIAS DAVID WAYNE MATHIS GLEN ALLEN MATHIS GREGORY E MATHIS KADREN SHOMARI MATHIS KENNETH J MATHIS KENNETH J MATHIS SR SAMUEL MATHIS SAMUEL LIVINGSTON MATHIS III MICHAEL D MATIOSCHAT JUDD MATKIN SCOTT L MATLOCK
SCOTTIE D MATLOCK JOEL C MATOS ADRIAN MATRAM KEITH WAYNE MATRY JASON LEWIS MATSON MATTHEW MATSON KEN MATSUOKA REYNA PABLO A MATTEI ADAM RUSSELL MATTEO BRENTON L MATTEO MICHAEL A MATTEO WYATT A MATTESON JASON P MATTHES
JUSTIN MATTHES ADAM MATTHEWS BILLY GENE MATTHEWS JR BOBBY N MATTHEWS BRANDON MATTHEWS BRANDON JOSEPH MATTHEWS BRIAN K MATTHEWS BRYCE G MATTHEWS CHRISTOPHER SCOTT MATTHEWS CLINT MATTHEWS DAULTON DRAKE MATTHEWS
DAVID MATTHEWS EUGENE D MATTHEWS JASON DOUGLAS MATTHEWS JESSICA BROOKE MATTHEWS JOHN TREVER MATTHEWS JONATHAN H MATTHEWS JOSHUA KEITH MATTHEWS KENNETH E MATTHEWS MARK R MATTHEWS MICHAEL D MATTHEWS MICHAEL E MATTHEWS
RYAN S MATTHEWS STEPHANIE R MATTHEWS TERESA A MATTHEWS TRACY C MATTHEWS MITCHELL D MATTINGLY KYLE MATTINSON TUCKER NED MATTINSON RICHARD D MATTISON JAROD STEPHEN MATTOCKS NORMAN B MATTOX JOSHUA D MATTSON BASSIM MATUK
JAMES JOSEPH MATURA HOLLY S MATUSAS JOSEPH J MATUSKA TAMMY MATUSZAK JOHN JAIRO MATUTE JEREMY MATWYKO RANDY MATWYKO MARY BETH MAU ZACHARY SAMUEL MAU COLBY ALAN MAUGHAN DALTON DUSTIN MAUGHAN SAMUEL ANDERSON MAUNEY
RANDY K MAURER RUSSELL PAUL MAURER JEFFREY MAURICE TOBIAS MAURICE JOSE L MAURICIO ANTHONY P MAURITS ANNA E MAUSER ERIC JOEL MAVIS MARIO ANGELO MAX NATE M MAXEDON JAMES R MAXIM ANDREW S MAXWELL ANTHONY D MAXWELL
BRANDON J MAXWELL COLTON D MAXWELL DAVIS MAXWELL ERIC L MAXWELL JAMES TONY MAXWELL JASON HEATH MAXWELL JEFF M MAXWELL MICHAEL W MAXWELL STEPHEN AUSTIN MAXWELL AUSTIN E MAY CRAIG M MAY DEXTER MAY JEREMY M MAY
JOSEPH CHRISTOPHER MAY JUSTIN MAY KELVIN MAY KENNETH D MAY LUCAS JAMES MAY MATTHEW ALAN MAY NICOLE CHRISTINE MAY SCOTT A MAY SEAN DAVID MAY AGUSTIN GRANADOS MAYA CHRISTOFER RYAN MAYBERRY JAMES WILLIAM LEE MAYBERRY
MARLON C MAYBERRY THOMAS C MAYBERRY MIGUEL N MAYE BLAKE FREDRICK MAYER LAUREN J MAYER JULIAN L MAYERS YORNAY MAYETA ADAM JOSEPH MAYFIELD MICHAEL M MAYHALL CHRISTOPHER K MAYNARD WILLIAM C MAYNARD JOSHUA L MAYNE
ELIJAH P MAYO JAKE MAYORCA HECTOR F MAYORGA ALAN RAY MAYOTTE PAUL THOMAS MAYR CALEB TUCKER MAYS CARSON DOWLING MAYS CHRISTOPHER MAYS DELROY LAMONT MAYS GEORGE MICHAEL MAYS HERB MAYS JAMES STEVEN-ANDREW MAYS
JOHN M MAYS JOSEPH DALE MAYS KENNETH L MAYS ROBERT JOSEPH MAYS WILLIAM TODD MAYS CODY C MAYSE JOHN C MAYTON KEVIN B MAYTUM DEBJYOTI MAZUMDAR DYLAN MAZUREN VANESSA D MAZZA LOIS M MAZZARESE MICHAEL PAUL MAZZILLO
JASON MCADAM TYLER MCADAM CONSTANCE LEE MCADAMS TY ALDEN MCADAMS KEEGAN MCADOO ERIC D MCADORY CORY LEE MCALISTER JUSTIN ROBERT MCALISTER DANIEL CODY MCALLISTER DAVID LEE MCALLISTER JAMES D MCALLISTER
JAMES PATRICK MCALLISTER IV JEREMY T MCALLISTER JUSTIN W MCALLISTER KAYLA MCALLISTER THOMAS BLAKE MCALLISTER TRACI MCALLISTER JAMES MCALPINE KYLE MCALPINE NOAH MCALPINE QUINN MCALPINE STEVEN MICHAEL MCALPINE KIM ELAINE MCANULTY
MICHAEL BRUCE MCARTHUR RAYFORD J MCATEER THOMAS M MCAULIFFE JR CHADWICK TYLER MCBAY DAMON MCBETH ANTHONY GEORGE MCBRAYER GREG B MCBRAYER JERRY K MCBRAYER BRADY MCBRIDE BRYAN MCBRIDE D BLAKE MCBRIDE JACOB N MCBRIDE
JASON DAVID MCBRIDE JEFFREY D MCBRIDE JOHN J MCBRIDE JON KENT MCBRIDE MATTHEW MCBRIDE ROGER BRENT MCBRIDE STEPHANIE MCBRIDE WESLEY LANE MCBRIDE TREVOR DALE MCBROOM PAMELA K MCBROOME JAMES J MCCABE LUKE KASON MCCAFFERTY
ELIZABETH CHRISTINA MCCAFFREY MATTHEW JOSHUA MCCAFFREY MORGAN MICHAEL MCCAIG TYLER ANTHONY MCCAIG BRADY R MCCAIN JOHN L MCCAIN SHANG JAMAR MCCAIN WESLEY MCCAIN KEVIN E MCCALEB CHRISTOPHER MCCALL DAMIN D MCCALL
JAMAAL ATIBA MCCALL JAMES T MCCALL SR JAMIEL ISAIAH MCCALL JORDAN MCCALL MARCUS MCCALL SHAWNTEZ SHAQUAIWN MCCALL EDWARD A MCCALLIE KEITH ALAN MCCALLISTER SALLY A MCCALLUM JOHN CHADWICK MCCALPIN ZACHERY BISHOP MCCAMEY
DONNIE W MCCAMMON JR DARRIN J MCCANDLESS LOGAN MICHAEL MCCANDLESS TYLER J MCCANDLESS WILLIAM R MCCANDLESS DAVID JOSEPH MCCANN STEPHEN A MCCANN JAMES H MCCANTS JOEY S MCCANTS SETH A MCCANTS TIFFANY B MCCANTS
CHRISTOPHER TONY MCCARDLE LARRY B MCCARDLE KYLE MCCARRON MATTHEW C MCCART JAMES WALKER MCCARTHY KYLE MCCARTHY TRAVIS MCCARTHY ASHTON MCCARTNEY JAMES MCCARTNEY JOHN WILLIAM MCCARTY JR MICHAEL THOMAS MCCARTY
ROBERT M MCCAULEY TINA MCCAULEY TIMOTHY J MCCAVIT ROYAL PRINCE MCCHRISTIAN AIRIKA MCCLAFFERTY HUNTER MCCLAIN JOSHUA PAUL MCCLAIN ROBERT MCCLAIN RYAN A MCCLAIN GREGORY SCOTT MCCLAMROCH GILBERT MCCLATCHIE
KYLE CHRISTOPHER MCCLEARY MATTHEW RAY MCCLEASE CASEY B MCCLELLAN CURTIS MCCLELLAN JASON L MCCLELLAN JEREMY C MCCLELLAN KALEB MCCLELLAN KEVIN R MCCLELLAN KOLBY LAYTON MCCLELLAN VERDARIUS CORDELL MCCLELLAN ADA MCCLELLAND
ANDREW MCCLELLAND KELVIN D MCCLENDON BLAKE ALLEN MCCLISH JUSTIN DOUGLAS MCCLISH MATTHEW MCCLOSKEY ASHLEY MCCLOUD JACK MCCLOUD RANDALL J MCCLOUD BLAKE CONNOR MCCLUNG WILLIAM E MCCLUNG CONNOR RAYNE MCCLURE
JACOB W MCCLURE JESSE R MCCLURE MARK L MCCLURE STACIE ANN MCCLURE TAYLOR PAIGE MCCLURE WILLIAM B MCCLURE BILLY M MCCOIN BESS MCCOLLESTER JOHN ANDREW MCCOLLEY CALVIN D MCCOLLOM GARY DARNELL MCCOLLUM JASON E MCCOLLUM
JUSTIN K MCCOLLUM MARK E MCCOLLUM HUGH R MCCOMAS JAMES P MCCOMB RILEY MCCOMB JOSHUA LEWIS MCCONNELL KYLE MCCONNELL MATTHEW THOMAS MCCONNELL MICHAEL JOSEPH MCCONNELL PATRICK MICHAEL MCCONNELL SHANNON FORTIS MCCONNELL
WILLIAM K MCCONNELL STEVEN JAMES MCCONVILLE KELSON DARYL MCCOOL RANDY CHRIS MCCOOL LYNN MCCORD MARK D MCCORD WESTIN RAYNE MCCORD CHARLES W MCCORKLE JASON R MCCORKLE LEAH R MCCORKLE MICHAEL SHAWN MCCORMACK
ERIC TERENCE MCCORMICK JASON A MCCORMICK JASON L MCCORMICK RANDY R MCCORMICK REECE T MCCORMICK ROBERT G MCCORMICK ROBERT K MCCORMICK GRANT MCCORRISTER NINECA SHERREL MCCOWAN BRIAN MCCOY CORBIN JACOB MCCOY
DARIUS DEANDRE MCCOY ETHAN MICHAEL MCCOY HENRY B MCCOY III JAMES MCCOY JOEY MCCOY MARK N MCCOY MICHAEL GUY MCCOY MIRANDA FAITH MCCOY NATHANIEL J MCCOY RICHARD L MCCOY SHELDON MCCOY THOMAS RAY MCCOY WILLIAM B MCCOY
KENNETH C MCCRACKEN MICHAEL JOHN MCCRACKEN II MICHAEL ROBERT MCCRACKIN STEVLEN JOSEPH MCCRANEY BRANDON D MCCRARY DANIEL B MCCRARY JARED MCCRARY JORDAN R MCCRARY MICHAEL S MCCRAVEY MICHAEL JUDSON MCCRAY
TIMOTHY LOGAN MCCRAY LAUREN WINTER MCCREA CHRISTOPHER JOSEPH MCCREARY KERRY JASON MCCREE MEGAN MARIE MCCREERY ERNEST LEE MCCRELESS ARTHUR JAMES MARK MCCRORY SEAN MCCRORY ERIC R MCCROSKEY KENNETH W MCCRUTER
JAMES C MCCUBBIN LLOYD L MCCUBBIN CHARLES ANDREW MCCUISTON COLTON MCCULLOCH JAMES MCCULLOCH KELLY MCCULLOCH MICHAEL DUANE MCCULLOCH MYRON A MCCULLOCH ALEX ALEXIS MCCULLOUGH ALICIA KRISTIN MCCULLOUGH
BRADFORD L MCCULLOUGH DUANE CHRISTIAN MCCULLOUGH EMMA JANE MCCULLOUGH FRANKIE L MCCULLOUGH JOSEPH TOBIAS MCCULLOUGH KEITH L MCCULLOUGH LILLIE FRANCES MCCULLOUGH ROBERTA MCCULLOUGH SHATERRION JAMAR MCCULLOUGH
STEPHEN C MCCULLOUGH JENKINS DUANE MCCULLUM LATISHA MARIE MCCULLUM CRAIG I MCCULLY BRANDON ALLEN RAY MCCUNE DANIEL ALEXANDER MCCURDY CHRISTOPHER J MCCURLEY BEN THOMAS MCCURRY JONATHAN MCCURRY CHRISTOPHER E MCCUTCHEN
ADAM J MCCUTCHEON JOHN ANDREW MCCUTCHEON JOHN W MCCUTCHEON ERIC EUGENE MCDADE MICHAEL JOHN MCDADE ALBERT D MCDANIEL ALBERT DEAN MCDANIEL JR CODY DEAN MCDANIEL MAIA MCDANIEL PETER MATTHEW MCDANIEL QUINCY L MCDANIEL
SETH WAYNE MCDANIEL TERI MCDANIEL THOMAS M MCDANIEL TYNA MCDANIEL GLENN ERIC MCDAY KELLY KIERRA MCDAY CODY M MCDERMOTT STEVEN T MCDERMOTT CHARLES THOMAS MCDILL TIMOTHY JAY MCDOLE ABBY MCDONALD ALEXANDER JAMES MCDONALD
BLAINE R MCDONALD BRENT S MCDONALD CAITLYN RAE MCDONALD CODY MCDONALD DASHAWN MCDONALD EDWARD K MCDONALD HUNTER MCDONALD IV JACOB ELLIOTT MCDONALD JAMES K MCDONALD JAMES P MCDONALD JAMES R MCDONALD JR
JEFFREY ALLEN MCDONALD JENNIFER LYNN MCDONALD JOSEPH LARRY MCDONALD JOSHUA MCDONALD MITCHELL MCDONALD NICHOLAS SCOTT MCDONALD RYAN MCDONALD SEAN M MCDONALD JR TIMOTHY MCDONALD ROBERT F MCDONNELL FRANK MCDOUGAL
RYAN EDWARD MCDOUGALD BRENDAN DEAN MCDOWELL KENNARD LEANDUS MCDOWELL JR BARKLEY WHEELER MCDUFF TRACY L MCDUFFY ROBERT C MCEACHERN JONATHAN L MCEACHIN SR JORDAN J MCEACHIN STEPHEN G MCELHANON MARK EARL MCELHINNEY
GARY MCELRATH BRIAN W MCELROY MARTEZ ATREL MCELROY RILEY MCELROY STEVEN L MCELROY DAWN C MCELVEEN WILLIAM R MCELVEEN JUSTICE TYLOR MCELWEE KRISTOFFER CARSON MCELWRATH JAMES J MCELYEA LUKUS BLAKE MCELYEA
MARTY DEWAYNE MCELYEA BRADLEY J MCENDRE ANNETTE M MCENERNEY CLAUDE MCFADDEN JOHN J MCFADDEN IV KENNETH DION MCFADDEN STEPHANIE ANN MCFADDEN CAMERON R MCFALL SHANNA M MCFALL JOHNATHON WAYNE MCFARLAND
MALCOLM JOEL MCFARLAND ROBIN BRADLEY MCFARLAND RORY LAYNE MCFARLANE NICHOLAS MCFATRIDGE JOSHUA MCGAHAN MACKINLEY R MCGARRY NATHAN G MCGAUGHEY RYAN D MCGAUGHEY GRANT MCGAUGHY ANDREW MCGEE COURTNEY J MCGEE
JAMES CASH MCGEE JUSTIN B MCGEE LUCAS CAINE MCGEE MARK JACOB MCGEE STEPHEN C MCGEE TIMOTHY A MCGEE WALTER T MCGEE JOEL RYAN MCGEEHON MICHAEL E MCGEORGE AUSTIN R MCGHEE CASEY LYNN MCGHEE CHRISTOPHER JAMES MCGHEE
DANIEL RYAN MCGHEE RICKY D MCGHEE STACY MCGHEE DARIK MICHAEL MCGILL KATIE MICHELLE MCGILLEM ZACHARY MCGILLIS JACOB KOLE MCGINLEY DACIA D MCGINNESS ALEC MCGINNIS KENDERICK R MCGIRT TYLER MCGOUGAN COLTON H MCGOUGH
DANIEL L MCGOWAN JAMIE M MCGOWAN JARED MCGOWAN KYLE A MCGOWAN MICHAEL W MCGOWAN CLARENCE RUSSELL MCGRANAHAN CLAUDE E MCGRANAHAN DUSTIN EDWARD MCGRANAHAN SCOTT MICHAEL MCGRATH ANDREW T MCGRAW
ROBERT HOLLADAY MCGRAW RONALD A MCGRAW CHAD D MCGREGOR HUNTER JOHN MCGREGOR JENNIFER L MCGREGOR RUSSEL LEE ANDREW MCGREGOR TRENTIN SETH MCGREGOR JOHNNY F MCGRIFF SEAN EDWARD MCGUIGGAN AMANDA N MCGUIRE
ANNE T MCGUIRE BRIAN A MCGUIRE BRUCE MCGUIRE DAIMIEN D P MCGUIRE JEFFERY S MCGUIRE JON MICHAEL MCGUIRE LATHAN ARISTOTLE MCGUIRE SHANE P MCGUIRE STEPHEN E MCGUIRE TYLER FORREST MCGUIRE MICHAEL BRANDON MCGUIRT JOHN H MCHALFFEY
CLINTON A MCHAN LARRY MCHARGUE ROBERT B MCHARGUE ANTHONY MCHUGH KEVIN MCHUGH JOHN MCINALLY HART MCINERNEY CORY P MCINTOSH DAVID LEE MCINTOSH LINDSAY A MCINTOSH JAIME LEA MCINTYRE JANET L MCINTYRE LOGAN W MCINTYRE
BRANDON MCINVILLE JOSEPH P MCINVILLE JUSTIN R MCINVILLE COREY J MCKAY JAYDEN CONNICK MCKAY JONATHAN DEAN MCKAY MARK STEVEN MCKAY RALPH E MCKAY RANDI N MCKAY SAMUEL LEVI MCKAY SCOTT T MCKEAN HEIDI ELIZABETH MCKEE
JACOB ROSS MCKEE JEREMY R MCKEE ZACHERY DEAN MCKEE MICHAEL E MCKEEN EUGENE TOMS MCKEIVER CHRISTOPHER THOMAS MCKELLAR CHRISTOPHER O MCKELVEY OWEN GAGE MCKELVEY ELLEN J MCKENNA CAMERON SHAWN MCKENNEY KOREY DEAN MCKENNEY
ANTHONY DWAYNE MCKENZIE DAVID JAMES MCKENZIE GERALD R MCKENZIE KERSHAN MCKENZIE ORNIN L MCKENZIE JR PAUL J MCKENZIE ROBERT GAGE MCKENZIE WALKER LEVI MCKENZIE ADAM CASH MCKEON THOMAS MCKEON JEREMY R MCKEOWN
JOSEPH T MCKERNAN PATRICK D MCKERNAN JENNIFER R MCKIBBEN DAVID C MCKINLEY CHAD R MCKINNEY CURTIS CESTIS BRENT MCKINNEY JACOB LEE MCKINNEY JEREMY MCKINNEY JUDY MCKINNEY JULIE ANN MCKINNEY JUSTIN MCKINNEY STEPHEN MCKINNEY
THOMAS K MCKINNEY CRYSTAL LASHAWN MCKINNON ROBERT BRIAN MCKINNON CHRISTOPHER A MCKINSEY JOHN MCKINVEN KYLE MCKINVEN DANIEL LEE MCKITRICK ENNIS A MCKNIGHT JAMES V MCKNIGHT JODY B MCKNIGHT JOHNATHON THOMAS MCKNIGHT JR
LARRY ALAN MCKNIGHT JR MICKEL T MCKNIGHT PEGGY MCKNIGHT RICHARD MCKNIGHT STEVEN W MCKNIGHT TONY E MCKNIGHT TYLER MCKOWN TYLER MCKOWN SHAWN MCLACHLAN GAIL S MCLAIN TONY LEE MCLAIN TRACE CAMERON MCLAIN JAMES E MCLAMB
JEFFREY WARREN MCLAMB DILLON J MCLANE BETH A MCLAUGHLIN-SEAVER BRANDON L MCLAUGHLIN CHRISTOPHER J MCLAUGHLIN CORY MCLAUGHLIN DUSTIN K MCLAUGHLIN MATTHEW SEAN MCLAUGHLIN NATHANIEL R MCLAUGHLIN PAUL A MCLAUGHLIN
WILLIE MCLAUGHLIN ALASDAIR R MCLEAN FLINT MCLEAN JOSEPH G MCLEAN JR LANCE CRABLE MCLEAN MELISSA S MCLEAN OTIS MCLEARY ANDREW ROBERT MCLEES MEGAN A MCLEES JOHN MCLELLAND ANTHONY CHASE MCLEMORE CARTER GAYNOM MCLEMORE
MATT RUSSELL MCLENON ALAN BRANDON MCLEOD JARRETT NELSON MCLEOD JOHNNY L MCLEOD JR MICHAEL EDWARD MCLEOD STEPHEN G MCLEOD NICHOLAS G MCLEROY NICHOLAS TALON MCLEROY AMBER JOYCE NICHOLS MCMAHAN COREY A MCMAHAN
TYLER PATRICK MCMAHAN JAMIE J MCMAHON MICHAEL JACOB MCMAHON SEAN THOMAS MCMAHON JESSICA A MCMANIGAL EUGENE MCMANUS MITCHELL MCMANUS ROBERT MCMANUS SCOTT MCMANUS TAMRON EUGENE MCMANUS DAVID C MCMEANS
ADAM K MCMELLON BRANDON EARL MCMELLON SEAN LARRY MCMICHAEL WILLIAM JOHN MCMICHAEL JONAS J MCMILLAN JOSHUA FRANKLIN MCMILLAN JARRED R MCMILLEN NANCY LEE MCMILLEN COREY D MCMILLIN GRAYSON DEAN MCMILLIN ALLEN SCOTT MCMILLON
HALEY MCMINN KEIWAUN J MCMORRIS MARC JOSEPH MCMULLEN CRYSTAL MCMURRAY DALE A MCMURRY DAVID W MCMURRY PHILIP JUSTIN MCMURRY MITCHELL MCNAB JASON MCNABB KELLY S MCNABB DELANO MCNAIR JAMES CHRISTOPHER MCNAIR
MATTHEW PAUL MCNAIR JOHN ADAMS MCNAIRY III JAIME MCNALL THERESA MCNALL HARRY J MCNALLY DAVID M MCNEAL THEODORE R MCNEAL II BRUCE MCNEELY LISA C MCNEELY ELIZABETH STURTZ MCNEESE MARK W MCNEIL SHATERRIA MCNEIL
ALYSSA MARIE MCNEILL CADE BRANDON MCNEILL ANTONIA D MCNEISH BRENT ANDREW MCNUTT JACKIE DEAN MCNUTT JOSEPH H MCNUTT MARISA LYNN MCNUTT TIMOTHY TYLER MCNUTT PATRICK J MCPEAK BRET MCPHERSON GRACIE LEA MCPHERSON
LANDON MCPHERSON STEPHEN MCQUAIG JACOB S MCQUAIN STACEY LYNNE MCQUAY GREGORY MCQUEEN HEIDI UNDERHILL MCQUEEN JAMES ROBERT MCQUEEN MELVINA MONTRESE MCQUEEN JOHN MCRAE RODNEY P MCRAE ZAKIYA MOROWA MCRAE
JEREMY L MCROBERTS TYLER SCOTT MCROBERTS RICHARD WALLACE MCROY GLEN MCSHANE JEFFREY S MCSWAIN JACOB ALDEN MCSWANE RUSSELL D MCSWANE COREY MCTIGRIT LOGAN CHASE MCVAY ANDREW MCVEY MICHAEL J MCVICKER GUY MCWATT
MATTHEW D MCWHIRTER TERRY J MCWHORTER DEBRA KAY MCWILLIAMS LARRY DEAN MCWILLIAMS JR RAVEN NYCOLE MCZEAL ANTHONY BRUCE MEAD JR SHAWN M MEAD DESIREE MICHELLE MEADE KEVIN MEADE MICHAEL K MEADE PHILIP LEE MEADE
CAMERON JOSEPH MEADOR CHRIS ALLEN MEADOR COBY LEE MEADOR JAMES D MEADOR MICHAEL SHANE MEADOR PHILLIP G MEADOR ROBERT JOSEPH MEADOR CHRISTOPHER BLAKE MEADOWS CHRISTOPHER BRIAN MEADOWS JAMES MEADOWS JASON S MEADOWS
JOSHUA C MEADOWS JOSHUA W MEADOWS LAWRENCE RANDAL MEADOWS SHANE DOUGLAS MEADOWS ISRAEL I MEAGHER JOEL MEAGHER LINDA RINA MEAN BRANDON C MEANS CAMRON C MEANS TROY J MEANS STAN L MEARS JESSICA YVETTE MECHAM
JOSEPH MECHAM MITCHELL MEDAK DUSTIN DAKOTA MEDCKIE ANN M MEDDINGS JEFFREY N MEDDINGS MASON MEDEIROS RANDY MEDEIROS SIMON S MEDEL CAROLINA RUIZ MEDELLIN COURTNEY MEDFORD JEFFREY D MEDFORD CESAR MEDINA CHRIS MEDINA
CINDY MEDINA ESTEBAN MEDINA MARIA I MEDINA MICHAEL L MEDINA PATRICIO MEDINA RAE JEAN MEDINA RAYMOND RICHARD MEDINA SALOMON CAMPOS MEDINA SAYRA ESTEFANIA GONZALEZ MEDINA JOSE A MEDINA GONZALEZ LUIS MEDINA GONZALEZ
MARK MEDLER ADAM KEITH MEDLEY CORY J MEDLEY RACHEL LINDSEY MEDLEY JAMES CURTIS MEDLIN JAMES W MEDLIN JONATHAN MEDLIN LOGAN CHRISTOPHER MEDLIN SARAH MEDLIN SEAN MEDNIKOW HERIBERTO MEDRANO IVAN G MEDRANO IVAN G MEDRANO
OSCAR ALEXANDER MEDRANO BROCK W MEECE JERRAD LOUIS MEECE FRANCINE T MEEHAN TODD A MEEHAN JAMES COLTON MEEK NOAH JOHN MEEKER DUSTIN MEEKS MICHAEL J MEEKS NEHA NA MEENA MUTHUKUMAR MEENAKSHISUNDARAM JESSE DAKOTA MEFFORD
JOSHUA H MEFFORD KERRY L MEFFORD LANDON M MEFFORD LONNIE D MEFFORD STEPHANIE D MEFFORD LEON M MEGGETT LATONYA MEGGINSON REECE CARLISLE MEGGINSON JOHN AUSTIN MEGGS STEVEN C MEGGS MATTHEW S MEGYESE TODD P MEHL
BRANDON MEHLENBACHER DANIEL J MEHLENBACHER BRAD MEHRHOFF EDDIE MEIER JOSHUA ALAN MEIER MATTHEW J MEIER JARED MEINECKE MARCUS A MEINER DAVID W MEINHARDT BARTEL J MEIS BRODY RAY MEIS TREY MICHAEL MEIS NICHOLAS MEISBERGER
JEFF A MEIXSELL EDUARDO ORTEGA MEJIA EVERARDO ABEL ZUÑIGA MEJIA TOBY N MEJIA STEVEN ANDREW MELANCON CHRISTOPHER MELCHER KEEGAN R MELCHER RILEY JOSEPH MELCHER ASHLEY NICHOL MELCHOR JORGE A MELENA EMERSON MELENDEZ
JESUS DANIEL MELENDEZ MANUEL GUALBERTO MELENDEZ ISRAEL SANDOVAL MELENDREZ KURT MELERO DIANE M MELESIO JOHN S MELITOS MICHAEL A MELKUS RAMON ALIGI MELLA CHRISTOPHER L MELLER QUENTIN MCCANN MELLETT KENT A MELLO
JOSEPH M MELLODY ROBERT CANON MELLOTT RONALD J MELLOTT MARK J MELNICK CELERINO C MELO GABRIEL MELOCHE ANDREW MCCOY MELSON ANTHONY W MELTON BILLY ANDREW MELTON JR GERAD ALLEN MELTON JAMES DAVID MELTON III
JAMISON GREGORY MELTON KYLE W MELTON MATTHEW MELTON MICHAEL M MELTON NICHOLAS MELTON CHRISTOPHER DALE MELVIN JUAN M MENA TRACEY LYNN MENA KRISTOPHER CHASE MENASCO MARK F MENASCO CHRISTOPHER MENDENHALL HEITOR MENDES
ALEJANDRO MANUEL MENDEZ ANDREW DAVID MENDEZ BENJAMIN MENDEZ DIEGO OSVALDO MENDEZ ELVIN R MENDEZ HUGO ANTONIO MENDEZ IVAN MENDEZ JOSE U MENDEZ JUAN JOSE MENDEZ MAGDALENO MENDEZ NICOLE MENDEZ RAFAEL RUIZ MENDEZ
URIEL MENDEZ VICTORIA JEANETTE MENDEZ JUAN FRANCISCO MENDEZ CONTRERAS JAVIER MENDEZ MARTIN JAVIER MENDEZ MARTIN HUGO SILVESTRE MACIAS MENDIETA ABEL VENTURA MENDOZA ALMEIDA Y MENDOZA ANDREA DEL REFUGIO MENDOZA
CARLOS IGNACIO MENDOZA CECELIA D MENDOZA CRISTIAN ROLANDO MENDOZA DIONEL MENDOZA FRANCISCO JUNIOR MENDOZA GUSTAVO MENDOZA HARVING MENDOZA JOSE D MENDOZA JUAN DE JESUS CHAVEZ MENDOZA LEE JORDAN MENDOZA LUIS MENDOZA
MARCEL R MENDOZA MICHAEL D MENDOZA NOLBERTO MENDOZA ORLANDO MENDOZA OSWALDO MENDOZA RICARDO MENDOZA RICARDO CHAVEZ MENDOZA ALEJANDRO MENDOZA MENDOZA JOSE IGNACIO MENDOZA MURILLO RONALDO MENDOZA-ALCANTARA
AARON J MENEFEE LORA MENEGAZZO CHRIS J MENEZES RICARDO MENEZES ROBERTO MENEZES VICTOR MENEZES DEAN A MENIGOZ AARON C MENKE CORY B MENLOVE WILLIAM BLAKE MENNES MATTHEW D MENSCER TRAVIS JAMES MENTER MATTHEW P MENZENBERG
KEVIN J MENZER JUSTIN MENZIES ABEL DANIEL MERCADO FRANCISCO JAVIER MERCADO JESUS SALVADOR MERCADO JOSE ANIBAL MERCADO LOUISSE MERCADO SAUL ELIOBERTO MERCADO SANDRA MERCADO BURGOS RICARDO MERCADO RODRIGUEZ
KESHIA I MERCADO SAMUEL LINDA MERCANTE JOSHUA A MERCEDE BRIAN D MERCER CHRISTOPHER M MERCER JAMES MERCER JUSTIN DAVID MERCER RODNEY TY MERCER CHAD E MERCHANT CODY T MERCHANT DONALD E MERCHANT RYAN PAUL MERCIER
MOLLY B MERCURIO BRANDON L MEREDITH DERREL J MEREDITH JAMES THOMAS MEREDITH JAYNE CAROL MEREDITH LEVI JEFFREY MEREDITH MATTHEW JAMES MEREDITH SCOTT G MEREDITH STACEY MEREDITH TRACEY MEREDITH MICHAEL W MERIDA
BENJAMIN JAMES MERJA BRETT ALLEN MERKEL TYLER MERLIN GERD MERLING DANIEL J MERONEY AMANDA MERRICK CURTIS MERRICK CLAYTON PATRICK MERRIGAN ANDREW LEE MERRILL CORY T MERRILL DONALD PAIGE MERRILL JUSTIN ROBERT MERRILL
MATTHEW C MERRILL RICKY LEE MERRILL SAMANTHA MARIE MERRILL JOHN W MERRIMAN PHILLIP J MERRIMAN AIDAN RIANE MERRITT JOSEPH WILLIAM MERRITT KANDEE M MERRITT ROBERT DECLAN MERRITT JEFFERY L MERRIWEATHER FINLEY H MERRY
HUDSON H MERRY BILLY L MERRYMAN MATTHEW JAMES MERRYMAN BOBBY JOE MERRYMAN II ROBERT ALLEN MERSHON STEPHEN FRANCIS MERSMANN ERIC M MERTES JEREMY F MERTINK BILLY RAY MERTZ II II RYAN TESSIER MERZ SCOTT P MESSENGER
JACOB EVAN MESSER MATTHEW DAVID MESSER MICHAEL A MESSER ZACHARY MESSERSCHMIDT GABRIELE A MESSINA ETHAN MEST STEVEN G MESZAROS FREDRICK CHARLES METCALF RACHAEL A METCALF DONALD METHVIN LARRY R METHVIN ALAN T METSKER
JESSICA ELAINE METTS DREW DANIEL METZ JOSHUA METZ JOSEPH M MEURET STEPHEN JAMES MEURET ANDREW RICHARD MEWBORN ZACHARY LEE MEWBOURN KODY W MEWIS ABRAHAM J MEYER ADAM MICHAEL MEYER BRADY MICHAEL MEYER CAMERON J MEYER
CEVYN J MEYER CLINTON G MEYER ERIC L MEYER KEITH T MEYER KENDALL MARIE MEYER KEVIN EUGENE MEYER LISA L MEYER MATTHEW J MEYER MICHAEL O MEYER NATHAN HUNTER MEYER PATRICK KENNETH MEYER RICKY EUGENE MEYER WILLIAM J MEYER JR
BLAKE MEYERS DONALD G MEYERS JR LINDSAY R MEYERS BENJAMIN M MEYETTE ISSAC MEZA MILTON MEZA OSCAR ALAN MACIAS MEZA CALISTRO MEZA MEJIA FERNANDO WILLIAMS MEZA QUIROZ FRANCISCO JAVIER MEZA-HERNANDEZ MIGUEL MEZA-HERRERA
FREDRICK R MEZENSKI ROBERT J MEZICK DAVID MICHAEL GEORGIA MICHAEL MARCUS T MICHAEL GWENDOLYN MAE MICHAELIS ELIZABETH ROSE MICHAELS JARED D MICHAELS ROBERT ALLAN MICHAELS AMBER MICHAELSON DEBORAH MICHAUD GARY R MICHELFELDER
LAURA MICHELI NICHOLAS A MICHELIN JAKOB ROBERT MICHL AARON JOSEPH MICK LORI K MICKELSON BLAKE M MICKEY CHRISTOPHER DEWAYNE MICKLE WILLIAM W MICKLE DANIEL SCOTT MIDDLESTETTER AUSTIN SHAYNE MIDDLETON BARRY L MIDDLETON
CHRISTOPHER MIDDLETON GREGORY MIDDLETON JAMIE LEE MIDDLETON JOE MIDDLETON PERRY MIDDLETON ROBERT LEE MIDDLETON III STACY W MIDDLETON TRENT MIDDLETON KENNETH ARNOLD MIDKIFF TERRY MIDKIFF RANDY L MIECZKOWSKI ANDREW MIELER
KORY GENE MIELITZ KORY GENE MIELITZ ANDREW WAYNE MIENTEK JOSE ALEJANDRO MIEREZ TORREALBA ANDREW EDWIN MIERS STEVEN ANDREW MIFFLIN STEVEN J MIGLIORE MARIA MIGUEL GASPAR CORY D MIHAVICS JUSTIN LEE MIHAVICS DIEGO PINEDA MIJANGOS
OSCAR J MIJARES IAN BRET MIKELS BRENT JOSEPH MIKELSON LANDON DAVID MIKESELL KEVIN L MIKETTA SHAWN M MIKOLAITIS JACOB D MIKOS BRADLEY TODD MILBURN SEAN ADAM MILBURN ALFONSO MILES BOYD B MILES GRANT MILES JAMES A MILES
JASON S MILES JAY S MILES JOHN E MILES JONATHAN A MILES JONATHAN MAX MILES JOSHUA MILES JOSHUA DWAYNE MILES KYLE PRESLEY MILES LARRY TODD MILES LORNE MILES MARK D MILES MICHAEL E MILES MICHAEL R MILES REX DEVIN MILES
SHANE O MILES SHAWN ISAAC MILES SHELLEY RENEE MILES STUART KEVIN MILES II TALON CARROLL MILES TINA J MILES WILLIAM B MILES DANIELLE N MILES-SCHWABEROW MICHAEL S MILFORD RUSSELL LEE MILFORD SAMMY A MILHOAN RICARDO J MILIAN
DYLAN MILISITS GEORGE P MILJUS MARIA DE LOS ANGELES MILLAN MOISES NA MILLAN DEREK MILLAR WAYNE J MILLAY AARON ANTHONY MILLER ADAM J MILLER ANDRA MILLER ANDREW CHARLES MILLER ANTONIO MILLER AUSTIN L MILLER BEAU MILLER
BENJAMIN ALAN MILLER BRAD E MILLER BRADFORD HOY MILLER BRADLEY D MILLER BRANDON MILLER BRANDON J MILLER BRENNAN Z MILLER BRONSON WILLIAM MILLER BRUCE L MILLER CALEB A MILLER CHARLES MILLER JR CHRISTOPHER E MILLER
CHRISTOPHER L MILLER CHRISTOPHER M MILLER COLLIER D MILLER COREY BRUCE MILLER COREY D MILLER COURTNEY RHIANNON MILLER CRAIG B MILLER DANIEL E MILLER DANIEL LEE MILLER DANNY A MILLER DANNY T MILLER DARRELL E MILLER DARRELL W MILLER
DAVID A MILLER DAVID EDWARD MILLER DAWN R MILLER DEANDRE ANDRE MILLER DEBORAH R MILLER DEBRA M MILLER DEMONTE MILLER DEREK W MILLER DEVEN TYLER MILLER DIANA LYNN MILLER DONALD E MILLER JR DONALD LANCE MILLER DOUGLAS A MILLER

DUSTIN E MILLER DUSTIN J MILLER ELVA H MILLER ERIC C MILLER ERIC JOHN MILLER GREGG DUANE MILLER GREGORY WILLIAM MILLER HARLEN EUGENE MILLER HEATHER M MILLER JACQUELYN RAE MILLER JAIMYEN OMAR MILLER JAMES MILLER JAMES A MILLER
JAMES L MILLER JAMES L MILLER JAMES MICHAEL MILLER JANEL MILLER JARED CONLEY MILLER JARED LEE MILLER JASON MATTHEW MILLER JAY RICHARD MILLER JEFF R MILLER JEFFERY MILLER JEFFREY MILLER JEFFREY L MILLER JEREMY J MILLER JESSE W MILLER
JIMMY MILLER JOEY J MILLER JOHN L MILLER JONATHAN A MILLER JORDAN R MILLER JOSEPH D MILLER JOSEPH D MILLER JOSH K MILLER JOSHUA L MILLER JOSHUA SHELTON MILLER JUSTIN MILLER JUSTIN ROBERT MILLER KADEN BRADLEY MILLER KARI V MILLER
KATHERINE MILLER KEITH E MILLER KEN M M MILLER KENNETH MILLER KEVIN PAUL MILLER KLAYTON ANDREW MILLER KRISTY ANN MILLER KYLE E MILLER LANCE W MILLER LESLIE J MILLER LISA MAY MILLER LOGAN ELLISON MILLER MACKENZIE ALEXANDRA MILLER
MARK J MILLER MARSHALL DALE MILLER MERLE L MILLER MERVIN H MILLER MICHAEL A MILLER MICHAEL D MILLER MICHAEL DUANE MILLER MICHAEL JOSEPH MILLER MICHAEL L MILLER MICHAEL R MILLER MISTY D MILLER MITCHELL MILLER MOLLY MILLER
NATHAN C MILLER NATHAN P MILLER NATHAN R MILLER NICHOLAS ALLEN MILLER NOAH CHRISTOPHER MILLER NOAH LEE MILLER OLEN R MILLER OMER D MILLER PATRICK DRAKE MILLER PHILLIP L MILLER RANDELL MILLER RAYMON L MILLER
RENEE DESILVA KAMINSKY MILLER RICHARD C MILLER RICHARD JOHNSON MILLER II ROBERT DALE MILLER ROBERT JAKE MILLER ROBERT LESTER MILLER RODNEY JAMES MILLER RYAN MILLER RYAN GEORGE MILLER SHARI MILLER SHAUN MILLER SHAWN M MILLER
SUSAN MILLER TAMMY RENA MILLER THOMAS C MILLER TIMOTHY CRAIG MILLER TIMOTHY ROBERT MILLER TODD D MILLER TOM MILLER TOMAS A MILLER TOMMY RAY MILLER TRAVIS W MILLER TROY MILLER TYLER MATTHEW MILLER VINCENT D MILLER
VINCENT H HUNTER MILLER WADE MILLER WARREN A MILLER III WAYNE P MILLER WILLIAM MILLER WILMA R MILLER ZACHARY T MILLER ZACKERY COLE MILLER ZANE JOSH MILLER CADEN CHRISTOPHER MILLICAN CONNOR O NEIL MILLIGAN JEFF MILLIGAN
MALLORY MILLIGAN MATTHEW JAON MILLIGAN PETER A MILLIGAN STEVEN ONEIL MILLIGAN JIMMY D MILLIKAN TREA DEWAYNE MILLIKAN ALEXANDER MILLIRON ALEXANDRA G MILLS AMY L MILLS BRIAN D MILLS BRUCE A MILLS CHRISTOPHER LUKE MILLS
CHRISTOPHER MARTIN MILLS GLENN M MILLS JASON R MILLS NICHOLE D MILLS RONALD JONQUENDO MILLS BRETT MILLSAP JOHN D MILLSAP JOSHUA D MILLSAP JENNIFER MILNE DWANA NICOLE MILNER ELIJAH JOSHUA MILO MARCUS MILONS MELISSA MILTEER
JORDAN RILEY MIMS NIRUPA MINASANDRAM EDWARD R MINCE CHRISTIAN A MINER DEBORAH J MINER MICHAEL S MINER TROY L MINGLE WILLIAM S MINICK JAIME MINJARES JOSHUA MINJAREZ MICHAEL MINK BRIAN CHAD MINNICK RICHARD J MINNITI II
CHRISTY R MINOR JACOB MINOR JEFFREY MINOR JOSHUA A MINOR KENNETH R MINOR RANDAL W MINOR ROBERT D MINOR STEVE MINOR WILLIAM MINT RICKY LEE MINTER DANA MARIE MINTON STEPHEN C MINTON ROBERT W MINYARD JR COLBY J MINZE
GARY DAVID MIRACLE FERNANDO AGUSTIN QUEZADA MIRAMONTES JUAN CARLOS QUEZADA MIRAMONTES OSCAR DANIEL QUEZADA MIRAMONTES CESAR MIRANDA ELIZABETH MIRANDA JORGE A MIRANDA PEDRO MIRANDA ROBERT G MIRANDA ROBERT L MIRANDA
ROBERTO CARLOS CANCHOLA MIRANDA JOHN G MIRE KIMBERLEY MIREAULT NOE A MIRELES RAMON E MIRELES DOLA SHANE MIRICK MITRA MISAGHIHESARI ANNA MISAIL DANIEL JOSEPH MISAIL CRAIG S MISDOM JOHN WAYNE MISHOE BILLY WAYNE MISNER
MARK ALAN MISNER DOUGLAS L MISRASI NICHOLAS MISRASI RYAN PETE MISRASI CHRIS MISSION JOSEPH GASPARE MISTRETTA AUSTIN B MITCHELL BOBBY WAYNE MITCHELL CASSANDRA AGNES MITCHELL CHARDRICK L MITCHELL CHRISTOPHER MITCHELL
DENNIS RYLAND MITCHELL DRAPER CALVIN MITCHELL DUSTIN H MITCHELL ERIC J MITCHELL ERICA NICOLE MITCHELL EVAN MITCHELL GREG MITCHELL GREGORY L MITCHELL JAMES MARK MITCHELL JASON L MITCHELL JEROME MITCHELL JESSICA F MITCHELL
JOHNATHAN ZACCHAEUS MITCHELL JR JONATHAN D MITCHELL JOSHUA CAIN MITCHELL KEVIN MITCHELL KYLE BRADFORD MITCHELL MARK TWAIN MITCHELL MATTHEW D MITCHELL MATTHEW MCGHAY MITCHELL MICHAEL MERRIT MITCHELL III MICHAEL SEAN MITCHELL
PAUL MICHAEL MITCHELL RANDALL W MITCHELL RANDLE LANE MITCHELL ROGER D MITCHELL RON A MITCHELL RYAN E MITCHELL RYAN G MITCHELL SARAH MITCHELL SHAUNA D MITCHELL SOPHIA MITCHELL THOMAS E MITCHELL TIMOTHY D MITCHELL
TIMOTHY LAMONT MITCHELL TRENT ALLEN MITCHELL WALTER MITCHELL WALTER E MITCHELL WILLIAM ARTHUR MITCHELL DYLAN DAVID MITCHEM ALEXANDER CHARLES MITCHNER PETER MITSIKAS GREG MITTENDORF DONALD MITTER DONALD MITTER BRAYDN MITTON
DANIEL ALAN MITZLAFF KEVIN M MIXON DARRIN G MIZE MARILYN B MIZE RICHARD ERVIN MIZE JR DAVID B MIZELL BRIAN P MLNARIK AARON DON MOAD EVAN BOYD MOAK DALIA MOAWAD CHARLES MOBBS DANIEL A MOBLEY STEFAN S MOCANU LAWRENCE J MOCH JR
NICHOLAS ALEXANDER MODISETTE JACK C MOEHRING CASEY L MOELLER MATTHEW L MOELLER GREGORY E MOEN APRIL N MOERBE JOSHUA M MOERBE JOHN C MOESSNER JENNIFER MOFFATT BRIAN K MOFFETT JIMMY RAY MOFFETT JR DUSTE MOFFITT
JEREMIAH MOFFITT JOSHUA MOFFITT VICTORIA MOHAMED MOHAMMED T MOHAMED MOHIDEEN A ABDUL JALIL NA MOHAMMED AFRAZ MOHAMMED AKEEF MOHAMMED AZAM MOHAMMED CHRYSAN MOHAMMED IMRAN MOHAMMED KEVIN MOHAMMED
TEVIN MOHAMMED SHUJATH MOHAMMED KHAN HARIHARN MOHAN KAVIYADHARSHINI MOHAN SELVAKUMAR MOHAN SELVA RAJ MOHAN RAJ KATELYN RENEE MOHLER HILDA PATRICIA MOJICA RICARDO P MOJICA JOHN TATE MOLANDES RONALD P MOLANDES
DANIEL C MOLDOVAN HUGO N MOLINA JONATHAN ELIUD MOLINA JUAN MOLINA MARIEL ALEJANDRA MOLINA THOMAS A MOLINA VICTOR AGUSTO MOLINA ECHEVERRY ALI RAFAEL MOLINA RAMIREZ CHRISTA L MOLITOR JONATHON M MOLITOR JERRY W MOLL
TRACEY K MOLLNER DEREK E MOLNAR DAIRE FRANCIS MOLONEY ALAN WADE MOMAN JULIO P MONAGO ESPIRITU ALEJANDRO CALDERON MONARREZ CESAR ALONZO MONCADA GALVAN EXON A MONCADA GALVAN LEONEL MONDRAGON MARTINEZ STANLEY MONERVILLE
JOSE MONIZ NICHOLAS J MONK NICOLE LAUREN MONK ROBERT R MONK JOSHUA D MONKS ALAN C MONROE MARY E MONROE TYLER LANUET MONROE TREVOR MONTAGUE NICOLE MARIE MONTALTO HECTOR D MONTALVO JAVIER MONTALVO SUEMY HAYDEE REYES MONTALVO
SHAKIRA MONTAN SANDRA MONTANEZ JUAN MONTANO BALLESTEROS JUAN MANUEL MONTANO BALLESTEROS MATHEUS MONTARROYOS NORBERTO BRACAMONTES MONTEALEGRE FILADELFO MONTECINOS BARBOSA KEVIN MONTEITH SKYLAR M MONTEITH
JUAN FELIPE DE JESUS MONTELONGO DARWIN BRAYAN DIAZ MONTEMIRA ALEJANDRO MONTENEGRO ORTEGA DANIEL MONTERO ADAM A MONTES EMMANUEL GERARDO LUNA MONTES ERNESTO ALVAREZ MONTES GISELLE MONTES JONATHAN MONTES JOSE C MONTES
JUAN DE DIOS DELGADO MONTES LUIS MONTES MONICA ALEJANDRA CORONA MONTES RAFAEL LOPEZ MONTES ULISES DANIEL CORONA MONTES LAIZA F MONTES RAMOS ADOLFO MONTES RUIZ WILLIAM F MONTEZ III AUSTIN LUCAS MONTGOMERY
BREANNE YVETTE MONTGOMERY BRUCE MONTGOMERY CADEN BLAKE MONTGOMERY CHRISTOPHER T MONTGOMERY COLTON JAKE MONTGOMERY CORY MONTGOMERY DEANNA R MONTGOMERY DUKE D MONTGOMERY EDGARDO MONTGOMERY EVERETT L MONTGOMERY III
FLOYD MONTGOMERY GREGORY MONTGOMERY HAYDON F MONTGOMERY JACK H MONTGOMERY KASEY EDWARD MONTGOMERY MATTHEW W MONTGOMERY MIKE A MONTGOMERY MITCHELL W MONTGOMERY NORMA L MONTGOMERY QUINCY LAMONT MONTGOMERY
RUSSELL L MONTGOMERY SHAWN L MONTGOMERY TRISTON DERRIAL MONTGOMERY TROY C MONTGOMERY WILLIAM W MONTGOMERY ARNAUD MONTGRAND ANTONIO ENRIQUE MONTOYA JULIAN MONTOYA LEOPOLDO A MONTOYA ROBERTO J MONTOYA
RODOLFO DAGOBERTO MONTOYA ROME MONTOYA ANTONIO MONTROND DE OLIVEIRA BONNIE G MONTS JAMES MOODIE ASHLY NICOLE MOODY BILL MOODY CHARLES NATHAN MOODY GEORGE A MOODY II JACK SHERIDAN MOODY JANET L MOODY JAYMIE L MOODY
JIMMIE ROBERT MOODY JOSEPH LONNIE MOODY KIMBERLY I MOODY MATTHEW D MOODY SHANNON DALE MOODY SKYLER ANDREW MOODY TRAVIS ALLEN MOODY VERNON MATTHEW MOODY WILLIAM B MOODY III ANTHONY WAYNE MOON BRIAN MOON
JUSTIN AUBRY MOON NATHEN J MOON ZACH MOON CHRISTOPHER D MOONEY MARK MOONEY BRAYDEN MOONEYHAM ADAM MOORE ADAM KEEGAN MOORE ANDREW C MOORE ANJOLIE DOLLIMARIE MOORE ANNA MARIA MOORE ANTHONY MOORE ANTHONY F MOORE
ANTHONY S MOORE ARTHUR J MOORE II ASHLEY LYNN MOORE AUSTIN MOORE B BRENT MOORE BARRY C MOORE BARRY LEE MOORE BILLY R MOORE III BRANDON R MOORE BRIAN LEE MOORE CAMERON JOSEPH MOORE CANDICE MOORE CHAD ALLEN MOORE
CHAD E MOORE CHRISTOPHER A MOORE COLTON D MOORE CONNOR LEE MOORE CURTIS MOORE CYNTHIA DIANN MOORE DARIEN PAUL MOORE DAVIS ALLEN MOORE DERRICK DEMOND MOORE DERRICK DEWAYNE MOORE SR DEVEN M MOORE DEXTER XAVIER MOORE
DON MOORE EDDRIA L MOORE ELWOOD S MOORE III ERIC C MOORE GAIGE W MOORE GARRY A MOORE GAVIN C MOORE HAROLD M MOORE HARVEY E MOORE JAKEVUS RASHOD MOORE JAMES BROCK MOORE JAMES L MOORE JAMES L MOORE JAMES RICHARD MOORE
JAMIE D MOORE JEFFREY A MOORE JR JEFFREY D MOORE JEFFREY T MOORE JR JESSE D MOORE JESSIE D MOORE JOEL CHRISTIAN MOORE JOHN MORGAN MOORE JOHN R MOORE JUANITA L MOORE JULIANA MOORE KAREN L MOORE KASEY LEE MOORE
KATELYN MARIE MOORE KATIE A MOORE KEITH MOORE KURT EILLIOTT MOORE KYLE A MOORE LAWRENCE A MOORE MACKENZIE NICOLE MOORE MARCUS C MOORE MARCUS JONATHAN MOORE MASON MOORE MATTHEW SCOTT MOORE MITCHELL HILLARY MOORE
PATRICK J MOORE PERRY DEAN MOORE REGINA MOORE RICHARD D MOORE RICHARD WAGNER MOORE II RILEY MOORE SHANE E MOORE SHANE TYLER MOORE STEPHEN M MOORE STEVEN MOORE TERRENCE BRIAN MOORE TIMOTHY L MOORE TOBIE CROSS MOORE
TRAVEZ MOORE TYRONE MOORE WESTON TAYLOR MOORE WILLIAM A MOORE WILLIAM G MOORE WILLIAM LAVERN MOORE WILLIAM MCCOY MOORE JR KELLY B MOOREFIELD MATHEW N MOOREHEAD LATONYA W MOORER RODNEY MOORER ROBERT WAYNE MOORING
MATTHEW THOMAS MOORMAN BROCK C MOORS ANTHONY T MOOSMAN GABRIEL ALEJANDRO MEZA MORA GABRIEL RAY PAYAN RAY MORA JORGE PAUL ROSALES MORA JOSUE NA MORA OLEGARIO ANGUIANO MORA UMBERTO NA MORA ALEXIS JAIR MORALES
ANDRES DAVID MORALES ANIBAL MORALES ARTURO MORALES CARLOS A MORALES DANIEL ALLEN MORALES ELMER MORALES ENRIQUE R MORALES FERNANDO MORALES FRED A MORALES FRENZEL MORALES HECTOR N MORALES HUGO MORALES
JENNIFER LISSETTE MORALES JESUS A MORALES JOAQUIN MORALES JONATHAN EDUARDO MORALES JOSE MORALES KATHELYN ELISHA MORALES MARCO ANTONIO MORALES MAYNOR A MORALES PAUL ARTHUR MORALES RICHARD MORALES ROBERTO CARLOS MORALES
SALVADOR MORALES WALTER MEINARDO MORALES WENDY MORALES YVETTE MORALES ANDRES G MORALES ANDRADE FRANCISCO G MORALES CASTILLO JOBANY MANUEL MORALES MARTINEZ JONATHAN MORALES MARTINEZ MARCO ANTONIO MORALES ORTIZ
WILLIAM MORALES-COBA ANDREW MATTHEW MORALEZ ALAN R MORAN BRITTANI ANNE MORAN JARED PAUL MORAN JULIO ANTONIO ISABELES MORAN MARTIN PATRICK MORAN ZACHARY MORAN MARKHAM CHANCELOR MORDECAI ANTHONY M MORDEN
COREY MORDEN THOMAS MORDEN FRANCOIS MOREAU PATRICK MATTHEW MOREDOCK AERYK D MOREE GERALD W MOREE MARK W MOREE BRUCE MOREFIELD GLENN CHARLES MOREHEAD JOSEPH HAROLD MOREHEAD ROBERT E MOREHEAD PATRICK N MOREHOUSE
ROBIN A MOREHOUSE FRANKLIN ADEMIR MOREIRA HUEZO DONALD G MORELAND MICHAEL MORELL BRYAN MORELLI RONALD SCOTT MORELLI ANTONIO MORENO EDWIN ALEJANDRO TORRES MORENO ESTHER MORENO FRANCISCO MORENO GABRIEL CONTRERAS MORENO
GERALD MORENO JOSE LUIS RENTERIA MORENO JOSE MANUEL RODRIGUEZ MORENO JUAN ACOSTA MORENO LUIS RAMON MARQUEZ MORENO PEDRO ROBLES MORENO RAFAEL ROBLES MORENO RUBEN NA MORENO SR SEAN R MORENO ELIEZER MORENO OROZCO
JUSTIN R MOREY ANDREA G MORGAN ANDREW DEAN MORGAN ANTHONY JAY MORGAN BRADLEY D MORGAN BRAMMER L MORGAN II BRANDON M MORGAN BRANDON RAY MORGAN CARLOS A MORGAN CHARLES DANIEL MORGAN CHRISTOPHER SHANE MORGAN
CORDERO PIRRIE MORGAN DENNIS L MORGAN HEATH A MORGAN JACOB A MORGAN JAMES MORGAN JEFFREY STEVEN MORGAN JOEY MORGAN JOHN A MORGAN LEVAR MORGAN MARHARYTA V MORGAN MATTHEW COBY MORGAN MATTHEW TYNDALL MORGAN
MELINDA L MORGAN NICHOLAS PAUL MORGAN RICHARD HEATH MORGAN SEAN J MORGAN THOMAS MORGAN THOMAS W MORGAN TRAY W MORGAN WILLIAM JOE MORGAN MASASHI MORIEDA JAMIE MORIN MICHAEL P MORIN RENE JOSEPH MORIN JR SHINJI MORITA
MARNIE J MORITZ BRIAN CLAIR MORLEY HUNTER N MORLEY JOHN MICHAEL MORLEY STANLEY W MORLEY DAVID A MORNINGSTAR ARTURO GARCIA MORONES GARRETT JOHNSON MORPHIS BRYCE ALLEN MORRELL BENJAMIN S MORRIS II BILLY JOE MORRIS
BRANDON J MORRIS BRANDON KYLE JOSEPH MORRIS BRANDON L MORRIS BRENT MICHAEL MORRIS BRIDGET ANN MORRIS BRYDEN T MORRIS CHARLES LEWIS MORRIS CLAY D MORRIS CLIFFORD LEON MORRIS DAVID C MORRIS DERRICK LYNN MORRIS DONALD J MORRIS
DONNIE JARRETT MORRIS ELEY J MORRIS JR GARY L MORRIS ISAIAH R MORRIS JACARI ZAIRE MORRIS JACK M MORRIS JAY W MORRIS JESSICA MORRIS JOSHUA ALLAN MORRIS JOY L MORRIS KODY WAYNE MORRIS LABRINA S MORRIS LAURENCE G MORRIS
LUKE ALAN MORRIS MASON DAVID MORRIS MAXWELL SEALY MORRIS MICHAEL H MORRIS II MICHAEL J MORRIS MICHAEL JOSEPH MORRIS NICHOLAS RAY MORRIS PATRICK OLIN MORRIS PAUL MORRIS RICHARD TODD MORRIS ROBERT MORRIS ROBERT G MORRIS
ROBERT HILL MORRIS RYAN D MORRIS TOMMY J MORRIS TYLER LEE MORRIS TYLER M MORRIS VALERIE JEANETTE MORRIS ZACHARY D MORRIS ZACKARY MORRIS CALEB MICHAEL MORRISON CAROLINE LOUISE MORRISON CHRISTOPHER MORRISON
CHRISTOPHER D MORRISON COURDAIRO ANTHONY MORRISON DONALD BRETT MORRISON DUSTIN MAURICE MORRISON ETHAN MICAH MORRISON JAMES WESLEY MORRISON JOHN S MORRISON III KENROY A MORRISON KIMBERLY A MORRISON MARY C MORRISON
LARRY MORRISSETTE MATTHEW G MORRISSEY CURTIS D MORROW JOSEPH ROBERT MATTHEW MORROW RICHARD COREY MORROW TIMOTHY PETER MORROW ANDREW R MORSE DUSTYN ROBERT MORSE ROBERT HARRY MORSE RYAN MORSE ANDREW JOSEPH MORSEY
MATTHEW MORT PETER KORDE MORTAKIS CURTIS DAVID MORTIMER ALEXIS NICOLE MORTON JACQUELINE S MORTON KALLI J MORTON KEVIN MORTON MATTHEW G MORTON ROBERT D MORTON VICTORIA L MORTON FADY MOSA ROBERT ANTHONY MOSCOSO
CADEN J MOSELEY ALLAN MOSER BRIAN MOSER DOUGLAS R MOSER LUCAS JAY MOSER SCOTT E MOSER ANITA GAYE MOSES ETHAN K MOSES JEREMY CLINT MOSES JOSHUA C MOSES ROBERT M MOSES SAMUEL K MOSES TOMMY C MOSES BAILEY IAN MOSHER
ERICA MOSHER GAROLD C MOSHER BRADLEY ALLEN MOSIER NEIL K MOSIER NICHOLAS RYAN MOSIER KRZYSZTOF MOSKWA DEDRICK L MOSLEY JENNIFER LYNN MOSLEY JOHN MOSLEY MARTELL DOMINIQUE MOSLEY ROBERT WILLIAM MOSLEY DANIEL ELLIS MOSMAN
JOSE DE JESUS ANGULO MOSQUEDA AARON MOSS FLOYD LEE MOSS JAMEE RENEE MOSS KIRK AMIEL MOSS KYLE FRANKLIN MOSS NEAL MOSS RANDY J MOSS RODNEY A MOSS RONALD S MOSS THOMAS CLARKE MOSS MARSHALL DONALD MOSSMAN
COLETTA K MOTACEK RYAN H MOTE FAITH E MOTES JONATHAN P MOTES SCOTT MOTES JUANIKIA SHAWNE MOTON DAVID A MOTSINGER MARSHALL MOTT MATTHEW KYLE MOTT QUITMAN BRIAN MOTT WESTON MOTT SCOTT MOTTAU KAONOU L MOUA
SHANNA LEIGH MOUGHLER JAMES MATTHEW MOULD CHRIS MOULTON CODY DUANE MOULTON ERNESTO MOULTON TORRES RENE MOUSSEAU CHARLES MOUTON III AARON L MOUTRAY RAYNEE E MOUTRAY MICHAEL D MOUZON SUSAN WILCOX MOWBRAY
MASON DIXON MOWERY DENNIS A MOWRY ANDREW MOXAM MARC A MOXHAM ADAM MOYA VIRGIL MOYAN TYLER ZACHARY MOYE JUSTIN MOYER CONNOR MOYNIHAN ANNE MARIE MOZEKO RICHARD L MPISTOLARIDES JR JACK ALLEN MRACEK ZACHARY MROCZKOWSKI
ZOE RUMBIDZAI MUCHINEUTA ROBERT R MUDGETT STEVE MUDRI CHRISTOPHER MUELLER DAVID PAUL MUELLER GARY L MUELLER JEREMY MUELLER MARKUS MUELLER NICHOLAS C MUELLER PATRICK MICHAEL MUELLER RONALD VIRGIL MUELLER TERESA LYNN MUELLER
PAUL DAVID MUGLESTON AMANDA L MUGRAGE KARWAN MUHAMMEDALI OWEN MUIR TYLER MUIR CAL CHARLES MULDER JUSTIN MULDOWNEY CLARENCE RUSHAUN MULDROW MATTHEW MULHOLAND JOSHUA JAMES MULHOLLEN JARED A MULL JOSHUA MICHAEL MULL
LISA MULLANEY AMBER R MULLEN CHRISTOPHER MULLEN JOHN M MULLEN KEITH A MULLEN MARK ALLEN MULLEN II MATTHEW D MULLEN MATTHEW K MULLEN MATTHEW RYAN MULLEN PHILLIP D MULLEN JUSTIN BAXTOR MULLER ANNA M MULLETT
RICHARD E MULLETT II MICHAEL D MULLIGAN ALEC D MULLIKIN MICHAEL P MULLIN HUNTER W MULLINAX JEFF J MULLINS JOSEPH DAWSON MULLINS MICHELLE ANNE MULLINS PAMELA DAVIS MULLINS ROBERT DWAIN MULLINS ASHLEY NICHOLE MULLIS
DALTON WAYNE MULLIS DANNY A MULLIS MICHAEL A MUMM MARC L MUMMERT LADISLOUS MUNAKI KYLE P MUNCY JEREMY B MUNDERLOH BELINDA NELL MUNDHENK DALTON MICHAEL MUNDY PREM KUMAR M MUNEENDRA BABU M BRIAN E MUNGER
CARLOS EDUARDO MUNIZ DAMDIN MUNKHBOLD JORDAN ALLEN MUNN CHARLES K MUNNS CHESTER MUNNS ALEX MUNOZ ALVIN MUNOZ ANGEL R MUNOZ ANTONIO MUNOZ DAVID S MUNOZ JOSE L MUNOZ JUAN CARTER MUNOZ KIM NGOC MUNOZ MARK MUNOZ
MASON M MUNOZ MAYRANNE MUNOZ RICHARD MUNOZ SALVADOR MANUEL MUNOZ JR SANTIAGO MUNOZ VICTOR MUNOZ WALTER MUNOZ WEHISMAN MUNOZ JHONATAN DE JESUS PUGA MUÑOZ JORGE LUIS LAZO MUÑOZ LIZETH DANIELA SANCHEZ MUÑOZ
LUIS ANTONIO JIMENEZ MUÑOZ URIEL GONZALEZ MUÑOZ NELSON MUNOZ ALEJO CARLOS MUNOZ OLVERA HANSET MUNOZ ROSALES PAUL ENRIQUE MUNOZ ROSALES NERI ROBERTO MUNOZ-CASTILLO GABRIEL MUNOZ-MARTINEZ CHARLES MUNRO GREGORY B MUNRO
KYLE MUNRO BRETT A MUNSEY BROCK LOGAN MUNSEY COURTNEY L MUNSEY GLORIA MUNSON JOSEPH DORNELL MUNSON SATHYA MUNUSAMI CORNELIUS ANAEDU MUOJEKWU SADIQA MUQADDAM RAJADURAI MURALITHARAN WILLIAM WHITNEY MURCHISON
WILLIAM THOMAS MURDEN COLTON C MURDOCK KURTIS REX MURDOCK ALAN MURILLO AUSTIN GILBERT MURILLO CELIA BERENICE TORRES MURILLO EILEEN MARY MURILLO JORGE S MURILLO MA DOLORES MURILLO MIGUEL ANGEL GOMEZ MURILLO GUY SCOTT MURIN
JUSTIN M MURPHREE MATTHEW GLENN MURPHREE ADAM J MURPHY AUSTIN SCOTT MURPHY BRANDON JAMES MURPHY BRIAN MURPHY DALE A MURPHY DAN MURPHY DANIEL MURPHY DANIEL G MURPHY DANNY MURPHY DEREK L MURPHY ERIC H MURPHY
ETHAN WADE MURPHY FRANK RICHARD MURPHY JR GREGORY J MURPHY JACKIE SCOTT MURPHY JAKE MURPHY JOHN W MURPHY JOHNNY RAY MURPHY JUSTIN B MURPHY MATTHEW MURPHY MEGHAN DOROTHY MURPHY MICHAEL DEWAYNE MURPHY
MICHAEL WESLEY MURPHY SEAN MURPHY SEAN K MURPHY SHAWN MURPHY SHAWN MICHAEL MURPHY YUSEF MURPHY ALEXANDER M MURRAY CHRISTIAN H MURRAY DEVON MURRAY JAYVAN MURRAY JEFFREY A MURRAY JENNIFER L MURRAY JON MURRAY
JOSHUA GLENN MURRAY JULIE K MURRAY KIMBERLEY HAWKER MURRAY KIMONICA B MURRAY KYLE MYATT MURRAY LAWRENCE ANTONIO MURRAY LUCAS ATKINS MURRAY MICAH M MURRAY NATHAN M MURRAY RICHARD LEE MURRAY SEAN MICHAEL MURRAY
STEVEN JOE MURRAY TERRY L MURRAY TRAVIS MARTIN MURRAY TRENT ALLEN MURRAY WILLIAM A MURRAY JR THOMAS J MURTHA SASIKUMAR MURUGAIYAN ARUNKARTHIKEYAN MURUGAN IYYAPPAN MURUGAN KANNAN MURUGAN MAHESH MURUGAN
PANEERSELVAM MURUGAN PRAVEEN MURUGAN VIGNESH M MURUGAN G MUTHUMARIAPPAN MURUGAN P NAGARAJAN MURUGESAN RAMACHANDRAN MURUGESAN KALIMUTHU M MURUGESAN K VIGNESHWARAN M MURUGESAN M NATARAJAN M MURUGESAN V
LAKSHMI PRIYA MURUGESAPANDIAN VIVEK PANDIAN MURUGESAPANDIAN DALE MURZYN MICHELE RENEE MUSAL JAN MICHAEL MUSGRAVE ALECIA M MUSI CHAD DAVID MUSSCHE TROY MUSSELMAN JEFFREY MUSSON AHMED MUSSRATI NOAH AYDIN MUSTAFA
WAZEEM MUSTAPHA AZIM MUTAPCIC EUGENE SCOTT MUTCHLER SONG HENG MUTH GOVINDARAJU MUTHU BALAJI MUTHUKRISHNAN KEERTHIVASAN M R MUTHUKUMARAN S ESTEFANIA MUTIO AARON J MUTSCHLER KIRK MUXWORTHY EDGAR JULIAN MUY
ANTHONY RICHARD MUZA AMANDA B MYERS ANTHONY D MYERS BENJAMIN J MYERS BOBBY R MYERS CATHY DAWNE MYERS CHAD R MYERS CHRISTOPHER J MYERS COLLIN NOEL MYERS DANIEL V MYERS DARREN J MYERS DAVID E MYERS DOUGLAS KENT MYERS
ERIC PHILLIP MYERS GLEN L MYERS GLEN R MYERS HEATH A MYERS HUBERT W MYERS JR HUNTER DRAKE MYERS JEFFERY WAYNE MYERS JEREMY TODD MYERS JESSICA R MYERS JIMMY DALE MYERS JONATHAN MYERS LIAM MYERS LOGAN T MYERS LUKE P MYERS
MICHAEL MYERS NOAH A MYERS PATRICK J MYERS ROBERT A MYERS SCOTT ALLEN MYERS TAYA A MYERS TERRY W MYERS TIMOTHY B MYERS DUSTIN RANDALL MYHAND GLENN MYKE MASON CARL MYKLEBUST VENKATESAN MYLSWAMY ALONZO LATRACUS MYRICK
CLARANCE MYRICK EARMAN EUGENE MYRICK JONATHAN M MYRICK MARK L MYRICK STEVEN MYRICK THOMAS ROBERTSON MYRICK III MOHAMED ASIM MYTHEEN NAZER OLENA NABOKA KINAN NADAR JEYARAJ NADARAJAN KIMBERLY W NADLER SAMUEL NADURIAK
JEFFREY NAESE WILLIAM ALEXANDER NAFE PRABHU K NAGANATHAN BALAJI NAGARAJAN BALASUBRA NAGARAJAN PRASHANTH NAGARAJAN SURATHA N NAGASAMY MARKUS D NAGATOISHI RAKESHKUMARREDDY NAGIREDDYGARI MOHAMED YOUSUF NAGOOR MYDEEN
BRANDON S NAGY STEPHEN M NAGY NAZILLA NAHID BRAYAM FRANCISCO NAHUATT SANTIAGO MUNESH NAIDU JEFFREY MICHAEL NAIRNE SEAN M NAJAFI MIKE NAJARI ALEX P NAJERA MOHAMMED NAJMEDDINE ALEX MILES NALE ERIC D NALL HARITHA NALLAMOTHU
ASHTON K NALLS ARUNRAJ NAMBI SELVAN JESSE W NAMES CLARENCE MASAYOSHI NANAMORI DAVE G NANEZ JOEL RORE NANGOO BRANDON L NAPIER ROBERT NAPIER LAZARO Y NAPOLES CAMDEN NAPPER BALASUBRAMANIAN NARAYANAN KEVIN NARINE
NARESH NARINE MELISSA M NARMI JOAO NASCIMENTO DUSTIN CHASE NASH FREDDIE NASH GORDON NASH ISAAC A NASH ISAAC ADAM NASH V JAMES MATTHEW NASH KENNETH T NASH LOUIS DONALD NASH GARRETT TENNYSON NASIEROWSKI DMITRI NASSYROV
JESSICA MARGARET NASTI GOLIBSHO NASYMOV RONALD T NATAL JR ANTHONY M NATH RICHARD NATH AUSTIN JAMES NATHAN RYANNE BLAU NATHAN JEROME C NATHANIEL VINCENT P NAUCK JOHN WILLIAM NAUGHTON MICHAEL PATRICK NAUGHTON SEAN NAUGHTON
JOHN R NAULT ANGELA S NAUMAN ASHLEY VICTORIA NAUMANN MIKE A NAUMANN MATTHEW ANDREW NAUS ERNESTO NAVA GUILLERMO NAVA JACOB NAVA KAREN YARELI NAVARRETE LUIS JESUS BALVER NAVARRETE ABEL NAVARRETE ROJAS ALBERTO NAVARRO
AURELIANO C NAVARRO FERNANDO ARAGON NAVARRO JUAN MIGUEL GAYTAN NAVARRO LUIS EDUARDO REYES NAVARRO SAMUEL NAVARRO ALDO URIEL NAVARRO GONZALEZ ALFREDO NAVARRO GUTIERREZ JOSE F NAVARRO LINARES MATTHEW C NAVE
RICHARD M NAVROTSKY S BRAMMA NAYAGAM BRAD NAYLOR JACE NAYLOR LANDON REECE NAYLOR STEVE NAZARENUS ADRIAN A NAZARETT MASOOMEH NAZARISI MURTAZA NAZEERI FRANKLIN NDUTA CHRISTOPHER M NEABREY AARON P NEACE AARON PAUL NEACE JR
COREY GLEN NEACE LARRY RAY NEACE BRIAN R NEAL CLAIR D NEAL JACOB S NEAL JAMES ANTHONY NEAL JENNIFER C NEAL JIMMIE NEAL JOHN E NEAL JOHN R NEAL JOSEPH T NEAL JUSTIN TRAVIS NEAL LOGAN WAYNE NEAL STEPHANIE LOU NEAL BLAKE E NEALEY
BRIAN GORDAN NEALEY CHRISTIAN MICHEAL NEALEY JOSHUA JAMES NEAR SHAUN NEAVE CHAD S NECAISE EDUARD NECHYPORUK OLEH NECHYPORUK THOMAS CHRISTOPHER NEDDO ANTHONY D NEEDHAM BOBBY SUE NEEDHAM DANIEL R NEEDHAM JOSHUA NEEDHAM
JAMES DUDLEY NEELY SHANNON NEELY ERIC A NEEMEYER GREGG A NEESEN KAILEY N NEESEN PATRICK A NEESEN EMERSON ELIZABETH NEET JEFFERY ALLEN NEFF FRANCISCO JAVIER NEGRETE PAUL LOGAN NEHRING RICHARD MURPHY NEHRING DANIEL RAYMOND NEICE
ZACHARY R NEIGHBORS CURTIS KEITH NEILL BRENNAN P NEILSON LAD R NEILSON NICHOLAS KEITH NEIREITER ANDREW NEISER CHRISTOPHER JAMES NEISES LUKE JAMES NEISIUS HOUSHIN NEJATI ABRAM N NELSON AMMON J NELSON ANDREW WAYNE NELSON
ANTHONY R NELSON ASHLEY NELSON AUSTIN NELSON BART J NELSON BENJERMIN KOUNSAVANH NELSON BETHANY B NELSON BIANCA SHARON NELSON BRADLEY M NELSON BRETT NELSON BRYANT S NELSON CARL E NELSON CASEY BRIAN NELSON CHRISTINA E NELSON
CHRISTOPHER O NELSON CHRISTOPHER R NELSON COLLEEN ELIZABETH NELSON DERRICK A NELSON DION NELSON DONALD R NELSON DUANE L NELSON GREGORY ALAN NELSON JACE J NELSON JALEN TURNER NELSON JAMES ERNEST NELSON JAY R NELSON
JEFF NELSON JESSIE E NELSON JONATHAN NELSON JONATHAN NELSON JORDAN M NELSON JORY WADE NELSON JOSEPH DAVID NELSON JOSHUA NELSON KATIE R NELSON KELLY RENEE NELSON KIMBERLY C NELSON KOLBY TODD NELSON LISA LYNN NELSON
LOGAN REID NELSON MITCHELL AARON NELSON MURRAY NELSON RAYMOND NELSON RAYSTON D NELSON RICHARD D NELSON RICKY ALLEN NELSON ROBERT NELSON RODNEY A NELSON RODNEY LEE NELSON RYAN NELSON RYAN J NELSON SCOTT NELSON
STEVEN B NELSON TIMOTHY L NELSON TYSON NELSON VICKI LINN NELSON WAYNE NELSON ZACH N NELSON NINA B NENOVSKA FLORIBERTO NEPONUCENO REMIGIO MICHAEL NEPTUNE JAVIER NERIS RIVERA JOSEPH PERRELL NESBIT BENJAMIN C NESBITT
CHRISTOPHER LEVINE NESBITT JR CHRISTOPHER MYRON NESBITT DOUGLAS A NESLEN FRANKLIN C NESMITH JARIUS TYWAN NESMITH JAKOB MONTE NESSEN JARDEE MARTIN NESSEN GRAHAM E NESTER MICHAEL NESTER KYLE A NETHERTON COLIN MICHAEL NETTLETON
GEORGE P NETTLETON JOSHUA J NEUHAUS SANDRA NEUMANN-PLUMMER NICOLAS NEVAREZ CLARENCE NEVELS EMILY ROSE NEVIL ZACHERY BRYAN NEVIL JEREMY NEVILL COLE J NEVILLE ROMAN NEVILLE DAVID W NEVIN DYLAN PATRICK NEVIN DANIEL J NEVITT
JAY DEE NEVITT KEVIN M NEVITT NICHOLAS J NEVITT DANIEL R NEVLING DAVID BRIAN NEW ERIC R NEW RALPH G NEW WILLIAM BLAKE NEW JEFFREY M NEWBERN ALLISON ANN NEWBERRY TREVOR AARON NEWBERRY BENJAMIN ROBERT NEWBY JAMES WILLIAM NEWCAMP
JANSEN D NEWCOM BOBBY D NEWCOMB GEORGE GARLAND NEWCOMB III JOSHUA CALEB NEWCOMB RYAN PATRICK NEWCOMB CHRIS L NEWCOMER RICK L NEWCOMER JOHN E NEWELL JONATHAN NEWELL MITCHELL E NEWELL NIKOLAS LEE NEWELL DANA L NEWKIRK
CURTIS L NEWLAND STUART D NEWLIN THOMAS ALLEN NEWLIN ALEXANDER P NEWMAN AUSTIN JAMES NEWMAN DAVID G NEWMAN JR DAVID TYLER NEWMAN DERRICK HENRY NEWMAN JAMES LINDSEY NEWMAN JARED NEWMAN JASON H NEWMAN
JENNIFER LYNN NEWMAN KESTON CARL NEWMAN RODNEY D NEWMAN SHANE R NEWMAN ANDREA R NEWNS BRADLEY R NEWSOM JASON H NEWSOM JORDAN NEWSOM NIGEL ARTURO NEWSOM PAYTON R NEWSOM RICHELLE NEWSOM TANYA NEWSOM
ALEXANDER STEWART NEWSOME ARNOLD NEWSOME JR CURTIS NEWSOME GEORGE E NEWSOME III JAMES L NEWSOME KENNETH ALLEN NEWSOME ADAM NEWTON ALBERT BAILEY NEWTON ANDREW H NEWTON ARKEEM NEWTON BRANDIN JAMES NEWTON
CODY JOSEPH NEWTON CORY JUSTIN NEWTON DUSTIN R NEWTON JERRY L NEWTON JOSEPH A NEWTON II JOSHUA NEWTON MYRON NEWTON RICHARD CARSON NEWTON ROBERT A NEWTON ROBERT JACOB NEWTON RONNIE D NEWTON RUSSELL B NEWTON
THOMAS ANDREW NEWTON TYLER COLE NEWTON BAC NGHIEM CHIEN BA NGO HOA NHU NGO LAM VAN NGU BUNTHO NGUON BAO Q NGUYEN DAT T NGUYEN DAVID T NGUYEN HAI NGOC NGUYEN HIEN V NGUYEN HOANG NGUYEN NGHI T NGUYEN NGOC DUC NGUYEN
NGUYEN THANH NGUYEN PATRICK P NGUYEN PHAM NGUYEN PHONG NGUYEN PHUOC T NGUYEN QUOC NGA NGUYEN RUDY NGUYEN SON L NGUYEN TAM NGUYEN TAN MINH NGUYEN THIEP NGUYEN TRUONG Q NGUYEN VIET VAN NGUYEN VINH THANH NGUYEN
VU P NGUYEN HONG ANH NGUYEN-LY ALPHONSO BLAIR NICHOLAS BODEE M NICHOLAS DILLEN DWIGHT NICHOLAS KEVIN BRIAN NICHOLAS MONTE D NICHOLAS WILLIAM NICHOLAS ALPHONSO BLAIR NICHOLAS JR ALLEN HARRIS NICHOLS BRANDON M NICHOLS
BRIAN M NICHOLS CARSON ELLIOTT NICHOLS HUNTER DANIEL NICHOLS JASON L NICHOLS JESS N NICHOLS JONATHAN P NICHOLS JOSEPH NICHOLS KASHALA N NICHOLS KENNETH D NICHOLS JR LUCAS ANDREW NICHOLS MYLES BRADEN NICHOLS PAUL A NICHOLS
RANDY NA NICHOLS RICHARD W NICHOLS RICKY A NICHOLS SARIAH EVE NICHOLS STEPHEN PAUL NICHOLS II TATE J NICHOLS TIMOTHY ALAN NICHOLS TODD D NICHOLS WYATT BRADLEY NICHOLS CHARTER LYNN NICHOLSON MATTHEW D NICHOLSON
PEYTON JOSEPH NICHOLSON CLAIRE NEFERTARI NICHOLSON MATHEWS JERRY L NICK JR JUDD THOMAS NICKELL NICK E NICKELSON BEN NICKERSON DERRICK NICKERSON ERIC NICKERSON JORDAN P NICKERSON MICHAEL P NICKERSON TATE RICHMOND NICKERSON
JOSEPH E NICKLES CLAYTON RYAN NICKLESON MYLES RICHARD NICKOLITE RAQUANTE REED NICKSON KYLE NICLOUX FRANCISCO NICOLAS MARCOS ROGELIO NICOLAS MARTIN GEORGE NICOLICH WAYNE DAVID NIEDERHAUSER JEREMY SCOTT NIEHUSS DANIEL C NIELSEN
JERILYNN NIELSEN JOHN D NIELSEN JORGEN NIELSEN KEATON LYNN NIELSEN LOGAN R NIELSEN MITCHELL NIELSEN WESLEY PAUL NIELSEN BRIAN C NIELSON TERYL ALAN NIELSON CODY L NIEMANN HEATHER SLAVIN NIEMETZ KIRKLAND NIEMETZ DONOVAN NIEMEYER
JESUS JARED NIETO CHRISTOPHER NIEUWENHUIS JARED WILLIAM NIEVES JUAN MANUEL NIEVES JAIME JOSE NIEVES ROSA VICTOR M NIEVES-SALIB MEGAN ROSE NIGHTENGALE CRAIG WALLACE NILES JAMES NILSON BOBBY GENE NIMMO II BRITTANY ANNE NIMON
DONALD R NINER HAYDEN MICHAEL NININGER TODD M NINIS ERIK MONCADA NINO KIMBERLY NIPPARD LYNN NISHIMURA ERIK R O NISSEN ANDRE NITKOWSKI SUSAN L NITZ JOSHUA MARK NIX MICHAEL NIX MICHAEL ANDREW NIX HAYDN DEAN NIXON JOHN R NIXON
LILLIAN NIXON ROBERT WEST NIXON TRENTON LLOYD NIXON YOOSUF NIZAMUDEEN MARK L NOACK COLE MICHEAL GREGORY NOAH JOHN NOAKES COY GLENN NOBLES DANIEL NOBLES JOAQUIN NOBOA ROMEL NOCON HARRISON DOUGLAS NODRICK GERALD A NOE
NIGEL NOEL RONALD T NOEL CARL W NOELL III ETHAN S NOELL DERRICK S NOEY STUART RILEY NOEY JUSTIN NOGGLE MEGAN E NOGGLE ROBERT CHRISTOPHER NOGGLE ERIK J NOGUERA GREGORY T NOKES BERNARD J NOLAN JR LENORE NOLAN
NATHANIEL NOLAN BOBBY NOLAND BOBBY J NOLAND STEPHEN W NOLAND ELMER HUMBERTO NOLASCO FRANCISCO PEREZ NOLASCO SOFIA NOLASCO CHADWICK ELI NOLEN DUSTIN NOLEN LANDON SHANE NOLEN PATRICK L NOLEN TIFFANY S NOLEN TODD M NOLEN
CHARLES L NOLES LEWIS W NOLES JR DEREK ROBERT NOLLEN TYLER DAVID NOON ROBERT G NOONING JR DEREK B NORDBY FERNANDO NORIEGA CHRISTOPHER J NORMAN DYLAN E NORMAN JASON T NORMAN JOHN W NORMAN MICHAEL J NORMAN RILEY NORMAN
RONALD NORMAN ANDREW NORRIS ANDREW DESTIN NORRIS BRANTLEY E NORRIS CHRISTOPHER T NORRIS COREY D NORRIS DANIEL NORRIS JOHN K NORRIS JOHN P NORRIS JUSTIN THOMAS NORRIS MICHAEL D NORRIS MICHAEL REESE NORRIS RICHARD D NORRIS
SCOTT E NORRIS SCOTT R NORRIS THOMAS R NORRIS ZACHARY SCOTT NORRIS DAVID A NORTH DAVID PAUL NORTHCOTT JOSEPH M NORTHCOTT TONY NORTHCOTT RON V NORTHCUTT LEROY L NORTHERN JEFFREY D NORTHRUP JR ALYSSA COLLEEN NORTON

BRYAN W NORTON CHRISTOPHER PAUL NORTON CHRISTOPHER ROSS NORTON ELIZABETH NICOLE NORTON JOHN S NORTON KANDACE DESHEA NORTON LAYTON M NORTON MATTHEW TIMOTHY NORTON STEVEN P NORTON JULIE ANN NORVELL JAMES R NORWICK
SHERI MOORE NORWOOD THOMAS M NOSBISCH GIOVANNI NOTARISTEFANO SELMA E NOTARO TYLER NOURI NOUKHOUNE NOUSAATH PHOUTHOUANG NOUSAATH THAY NOUSAATH DAVID A NOVAK FAITH ELAINE NOVAK JUSTIN KIEHL NOVOTNY SHANE F NOVOTNY
TRENT NOVOTNY JOHN NOWACZYK PAUL S NOWAK ALEXANDER BLAKE NOWLIN MELINDA S NOWLIN SAMUEL LUKE NOWLIN TAD K NOWLIN THERR E NOWLIN TRISTAN THOMAS NOWLIN CHRYSANDRA P NOYE CHUMA NSOFOR DEAN NSORO ROBERT F NUBER
CODY GARRETT NUESCH GERALD NUESTRO DENNIS G NUGENT JUSTIN THOMAS NUGENT NEALY T NUNAMAKER MATTHEW E NUNAN DAVID ALLEN NUNEZ EMMANUEL NUNEZ ERIC E NUNEZ JOSUE ALEJANDRO NUNEZ FERNANDO NUÑEZ GEOVANNI NUÑEZ
JOSE ANTONIO ROJAS NUÑEZ JUAN PABLO ROJAS NUÑEZ MARCO ANTONIO MORALES NUÑEZ OLGA ELOISA VILLEGAS NUÑEZ JOSE A NUNEZ CEPEDA DAVID NUNEZ-GARCIA SCOTT M NUNLEY JERAMY G NUNN KEVIN N NUNN MARQUETTE DENADE NUNN MARY E NUNN
MILLS FERGUSON NUNN II WILLIAM GORDON NUNN III CARMEN D NUNNALLY RHIANNON NICOLE NUNNALLY TRAVIS TRAE NUNNALLY ERIC G NUNNENKAMP BLAKE CHRISTOPHER NUNNERY ROEL NUNO ROBERTO RODRIGUEZ NUÑO SERGIO NUNO DIAZ DOUGLAS G NUSSBAUM
TRAVIS A NUSZER DANNY LEE NUTHAK ANDREW JAMES NUTT SHANE M NUTT GODWIN UZONA NWAKUDO BRUNO NWISI RYAN J NYAME ROGER VERNON NYE MICHAEL J NYEMASTER YANCEY R NYGREN ERIC GEOFFREY NYKAMP ERIC A NYSTROM FRANCES K O' DONNELL
JAMES OAKE BRANDON OAKES FRANK O OAKES III JAMES TANNER OAKES MATTHEW D OAKES BRIAN D OAKLEY CHRISTIE L OAKLEY MARK OAKLEY MEGAN RENEE OAKLEY MARK ADAM OAKS JR THOMAS R OAKS ROLAND PERNELL O'BANNON STEVEN OBERDIER
NICKOLAS A OBERMIRE MARK OBIEDZINSKI CARSON HARRIS OBRAY FRANCISCO JAVIER OBREGON DANIEL OBREGÓN VALERIO F OBREGON GARCIA GREGORY S OBRIAN BRANDON JOHN O'BRIEN CLAYTON BRADLEY O'BRIEN FRANCIS O'BRIEN JAMES J O'BRIEN
JONATHAN W O'BRIEN MATTHEW O'BRIEN TIMOTHY O'BRIEN BRYCE OBRIGEWITCH FRED M O'BRYAN RANDY R O'BRYANT SRINIVASAN OBULI ISAAC I OCAMPO MARC OCAMPO PEDRO OCAMPO SALTILLO LUIS E OCASIO RODRIGUEZ CHRISTOPHER ANTHONY OCHOA
DIEGO OCHOA EDUARDO SASSON OCHOA GEOVANNI M OCHOA JUAN J OCHOA MARIO OCHOA MARLINA OCHOA TORIBIO O OCHOA ROBERT COLT OCHSENBEIN NICHOLAS STEPHEN OCKER PEDRO OCON BRIAN P O'CONNELL JENNIFER O'CONNELL
JOHNPAUL JOSEPH O'CONNELL SEAN O'CONNELL ANDREW TYLER O'CONNOR LEONARD E O'CONNOR MICHAEL RYAN O'CONNOR SEAN PATRICK O'CONNOR DAQUIENCY JARREL OCTAVE BENJAMIN RHODES ODANIEL ROBERT E O'DANIEL WILLIAM A O'DANIEL
CHASITY D O'DAY LEONARD T ODD GINO ODDI FRANK J ODDO KATHY O'DELL DANIEL GLENN ODEN JARED SCOTT ODEN LAUREN BRIDGET O'DOHERTY BARNEY WILLIAM ODOM JR BRANDON H ODOM CHRISTOPHER M ODOM CODY DREW ODOM DILLON COLE ODOM
HUNTER ODOM THOMAS BRENT ODOM TINA LYNN ODONNAL FRED C O'DONNAL III COLIN O'DONNELL DENNIS O'DONNELL ROBERT W O'DONNELL EDUARDO ODRIOZOLA GARZA DAVID RYAN OELRICH GREGORY W OELRICH ETHAN WILLIAM OELZE JACOB SCOTT OESTREICH
JOSHUA J OGBORN NICKY DWAYNE OGBORN RICKY R OGBORN JAMES E OGBURN III ERIC E OGDEN NATALIE M OGDEN TERRY A OGDEN JASON OGILVIE DANIEL OGLE MICHAEL H OGLESBY CRYSTAL JADE OGLETREE SCOTT D O'GORMAN RAYMOND A O'GRADY
ADEKUNLE AKINYOSOYE OGUNTUNDE KENNEDY OGWAMBO NATHANIEL T O'HAGGERTY ARTHUR REESE O'HAIR DANIEL J O'HARA DYLAN K O'HARA JASON OHM JEFFREY L OHM STEVEN R OHM JEFFREY O'HOSKI JACOB OJEDA KYTZIA FERNANDA DELGADO OJEDA
REYNA KARINA OJEDA MARIO GEORGE OJIEDA MARIO WILLIAM OJIEDA YOUNG OJUYENUM PAIGE L OKELLEY JORGE H OKHUYSEN JOSEPH A OKTAVEC TOM K O'LAUGHLIN CHARLES T OLDHAM III JEFFREY RYAN OLDHAM JOHN TIMOTHY OLDHAM JORDAN THOMAS OLDHAM
KATHARINE OLDHAM ROBERT A OLDROYD SEAN PATRICK O'LEARY STEVEN D OLEKSIAK JOHN J OLENICK KEVIN OLESEN RUSSELL A OLGIN ANDREW H OLGUIN MARLENE OLGUIN ROY R OLGUIN GARY A OLINGER LANCE T OLINGER TREVOR OLINGER GREGORY A OLIPHANT
ASHLEY BLAIR OLIVA HECTOR OLIVA JOSUE D OLIVA ALLISON MARAYAH OLIVA ESTRADA JOSE MANUEL OLIVARES MICHAEL A OLIVEIRA MATTHEW A OLIVENCIA ANCIL A OLIVER ANDREW OLIVER ANTHONY OLIVER BRITTANY ANN OLIVER BRYAN K OLIVER DAMIEN OLIVER
DAVID OLIVER II HANK AARON OLIVER IAN DAVID OLIVER JON K OLIVER KEVIN OLIVER LARRY D OLIVER LUCAS OLIVER MALLORY LYNN OLIVER RICHARD ASHLEY OLIVER RYAN D OLIVER TROY G OLIVER LUZ ESPERANZA OLIVERA RONALD E OLIVERO JONATHAN SCOTT OLIVIO
KENNY L OLLER LAWRENCE T OLLER DEANNE OLLETT ROBERTO R OLMEDA THOMAS P OLMER JAVIER OLMOS JOHN E OLMOS DAVID T OLMSTED CHARLES D OLNEY JR MAURICE ALAN OLNEY JR MOSHOOD O OLOWU AMMON MARK OLSEN BENJAMIN OLSEN
CAMERON EARL OLSEN CARSON DENNIS OLSEN COLLIN R OLSEN COURTNEY W OLSEN DUSTIN D OLSEN DUSTIN M OLSEN EDWARD OLSEN JERRY C OLSEN MATTHEW M OLSEN N ANTHONY OLSEN SCOTT A OLSEN WYATT COLLIN OLSEN ANDERS OLSON
ANDREW L OLSON CHRISTOPHER D OLSON DUSTIN E OLSON JEFFREY S OLSON JUSTIN L OLSON KEVIN L OLSON KIMBERLEY THORNOCK OLSON MATTHEW ALLEN OLSON MATTHEW S OLSON RANDALL W OLSON RODNEY L OLSON TRAVIS OLSON HELMUT G OLTMANN
NEAL B OLTREMARI FREDERIC N OLVEDY ALEJANDRO ISAIAS OLVERA ANTHONY RYAN OLVERA CHRISTOPHER ALLAN OLVERA GERARDO RAMOS OLVERA HILARIO OLVERA JOEL OLVERA JOSE ALEJANDRO CORONA OLVERA JOSE LUIS OLVERA MARTIN OLVERA
MICHAEL G O'MALLEY JAMAL OMER EYUP ONAL JAY J ONDROVIC LYNN G ONDROVIC TARA P ONEAL ALAN W O'NEAL BRITTANY HOPE O'NEAL DARREN ARLIN O'NEAL DAVID B O'NEAL JAMES R O'NEAL KEVIN R O'NEAL PAMELA D O'NEAL SCOTT A O'NEAL
SHAWN D O'NEAL TOMMY LEE O'NEAL TREVOR DANIEL O'NEAL CAMERON O'NEIL DANIEL BRYAN ONEY DEANNE J ONG DARIN ONLEY FRED J ONTIVEROS JOSE JESUS ONTIVEROS LORENZO ONTIVEROS LYNETTE ANN OPEL WILLIAM PETER OPIE CHADWICK RICHARD OPPLIGER
CARLOS ALBERTO ORAMAS DAVID ORASI ROBERT BRUCE ORCUTT AMBER ORDAZ JESUS A ORDAZ EDUARDO TAPIA ORDOÑES GERARDO TAPIA ORDOÑES ERIC ORDONEZ ROBERTO ORDOÑEZ ESTER VERONICA ORDOSGOITTI EGEA JOSEPH M ORDUNO RYAN EDWARD ORDUNO
STEVEN E ORDUNO ROLANDO ORELLANA ANDRES ORENGO HECTOR E ORENGO VAZQUEZ JAN ANDRES ORENGO-VAZQUEZ DREW R ORGILL MASAAKI ORIKURA MICHAEL E ORLAND TREVOR SAMUEL ORLANDO EDMUND J ORLOFSKI WILLIAM H ORMAND JUSTIN ORMANOSKI
RANDALL S ORME DANIEL ALEJANDRO AZPE ORNELAS JUAN ALFONSO RODRIGUEZ ORNELAS JUAN MARTIN NUÑEZ ORNELAS JUAN RICARDO ORNELAS MIGUEL S OROBIYI CONNIE R ORONA RONALD MATTHEW ORONA EMA GRACIELA SOTO OROPEZA MITCHELL J O'ROURKE
CELIA OROZCO JONATHAN OROZCO MIRYAM DELGADO OROZCO NATO OROZCO SANDRA JANETT REYES OROZCO SERGIO OROZCO SIMON A OROZCO YMER OROZCO CAROL ORR JAMES A ORR KEITH ROBERT ORR KYLE JAMES ORR TRAVIS J ORT ALBERTO ORTEGA
ENMANUEL J ORTEGA ERICA ORTEGA ERNESTO EDUARDO HERNANDEZ ORTEGA GILDARDO R ORTEGA HECTOR ORTEGA JESUS ORTEGA JONATHAN ORTEGA MIGUEL ANGEL ORTEGA PEDRO ORTEGA RENEE LYNN ORTEGA ROGELIO ORTEGA SARA J ORTEGA
ADA J ORTEGA VARELA DARWIN J ORTEZ JAMES LEE ORTH ALMA YAZMIN RODRIGUEZ ORTIZ AMY RENE ORTIZ ANTONIO ISMAEL SANCHEZ ORTIZ CHARLIE FERNANDEZ ORTIZ EDUARDO ORTIZ FRANCISCO CAMACHO ORTIZ GABRIEL LORENZO ORTIZ GUADALUPE ORTIZ
GUILLERMO E ORTIZ GUSTAVO ORTIZ ISIDRO RUIZ ORTIZ JOEL ORTIZ JOEL ORTIZ JUAN CARLOS ORTIZ JUAN J ORTIZ JR JUAN MANUEL RODRIGUEZ ORTIZ LOURDES ORTIZ NEMECIO ORTIZ RAUL ORTIZ RENE ORTIZ JOHN A ORTIZ ATAYDE HENRY ORTIZ OCANICO
JOE ORTIZ OCANICO JUAN ORTIZ-CATALAN MATTHEW B ORUM KATIE RENAE ORWA SERGEY ORZHAKHOUSKIY SUNNY JERRY OSAGIE ANESSA RENEE OSBORN JOSEPH OSBORN PHILIP LEE OSBORN SHAY D OSBORN TERRI LYNN OSBORN AUSTIN THOMAS OSBORNE
CHRISTOPHER EUGENE OSBORNE CODIE OSBORNE JARED ZACHARY OSBORNE JASON OSBORNE JOHN C OSBORNE PAUL T OSBORNE JUSTIN OSCAR ALFONSO OSEGUERA JR SAMUEL OSEI-OWUSU PHILIP E OSENNI JR JEFF M OSER TRYSTAN GRANT OSGOOD
STEVEN D OSHEL SAMUEL LEE O'SHELL HAMPTON WADE O'SHIELDS JEAN GORIS O'SHIELDS MATTHEW OSHIER KRISTIN M OSIFAT PETER R OSIFAT RYAN JOSEPH OSIFAT SAMER OSMAN SETH MICHAEL OSMENT TIMOTHY RAY OSMER PEDRO A OSORIO SANDRA ALICIA OSORIO
VERONICA OSORIO DYLAN COLE OSTER JOSHUA K OSTHEIMER ADAM G OSTOICH ALEXANDER MICHAEL OSTOICH RICKY DEAN OSTROM JR JEFFREY GERARD OSTROWSKI DEISY OSUNA LUKE R OSWALD ERIC S OSWALT ELDY OTANO ALVAREZ FRANK OTCHERE
CYNTHIA OTERO MARVIN NOEL OTERO ALBERTO PHILLIP W OTINGER JORDAN S OTJEN AKHILESH OTTAPPURAYIL BRANDON W OTTER KENDALL PATRICK OTTER MICHAEL W OTTER ROCHELLE L OTTESEN MATTHEW A OTTIS DAVID R OTTO DAVID R OTTO MARVIN J OTTO
STEVE E OTTO WILLIS E OTTO MICHAEL OUDEMAN PATRICK OUELLET SEBASTIEN OUELLET COLTEN OUELLETTE FABIEN OUELLETTE JONATHAN OUELLETTE JOSEPH OUELLETTE LOREN C OUELLETTE NORA OUKAJJI SHARIF M OURAN KEVIN LEE OUTLAND
JAMMIE L OUTLAW JOSE F OVALLE HEATH M OVERACKER SHERRY LEANN OVERBY PHILLIP ANDREW OVERCASH CRAIG T OVEREND CHET ALBERT OVERMAN STEVEN MICHEAL OVERMYER DANIEL OVERTON IVORY SHAVON OVERTON JASON T OVERTON JERAMY OVERTON
JERMONE D OVERTON KANASTA RAE OVERTON LADON OVERTON LISA M OVERTON MICHAEL W OVERTON RYAN L OVERTON FRANCHESKA OVINGTON ANDY D OWEN CAMERON GAGE OWEN CHARLES H OWEN CHRISTOPHER DEWAYNE OWEN JAMES AARON OWEN
JOSHUA CHARLES OWEN JUSTICE LARRY BURNES OWEN MONICA M OWEN VICKY J OWEN AARON T OWENS ALTON OWENS ASHLEY MICHELLE OWENS BILLY M OWENS BRADLEY OWENS BRYAN RAY OWENS BRYON OWENS CHAD OWENS CHARLES BRANDON OWENS
CHRISTY HENSLEY OWENS DALTON OWENS DONALD J OWENS ETHAN T OWENS JERRY L OWENS JONATHAN W OWENS JUSTIN DALE OWENS JUSTIN EDWARD OWENS KARLY MICHELLE OWENS MARK C OWENS MICHAEL SHAWN OWENS MOLLY BECK OWENS
MYRON L OWENS PRESTON TYRONE OWENS III QUINTON OWENS RAYMOND LANCE OWENS STEPHANIE A OWENS TONY AUSTIN OWENS TRENTON WAYNE OWENS ZACHARY R OWSLEY GODWIN OWUSU-SAFO DANNY OXENDINE TOMMIE W OXENDINE KEVIN OXFORD
RYAN J OXFURTH DEVAN OXLEY RANDALL CRAIG OXNER STEVEN L OYLER BRANDON JEROME OZBOLT NAVEEN KUMAR PAARTHASARATHY KATARZINA PABIS-MASIUK RICARDO EDWIN PABON-RODRIGUEZ ROBERT PABST BRIAN E PACCAGNELLA CALEB J PACE
DEVIN TERAN PACE NICHOLAS PACE PAUL ERIC PACE RICHARD DAWSON PACE STEPHEN RANDOLPH PACE ERIC PACELLA ANTONIO PACHECO BRENTON RICHARD PACHECO EUGENE PACHECO HUMBERTO PACHECO JR JUAN M PACHECO KAFIAN A PACHECO
JOHN REY PACHES MICHAEL PACITTI JOSEPH PAUL PACK ROHITH KOUSHIK PADAKANTI DALTON WALKER PADGETT EMILY A PADGETT JOHN W PADGETT JOSEPH LEE PADGETT MICHAEL L PADGETT JR TRACY V PADGETT ADRIAN GUADALUPE MARTINEZ PADILLA
ALBERTO PADILLA ALEXANDER RAY PADILLA ARMANDO JIMENEZ PADILLA CESAR LOPEZ PADILLA DAVID PADILLA ELPIDIO SOLIS PADILLA ENRIQUE A PADILLA FABIAN PADILLA GABRIEL PADILLA JR GUADALUPE PADILLA JEREMIAH JOSEPH PADILLA JOEL PADILLA
JUAN CARLOS MORA PADILLA JULIO PADILLA JR MICHAEL PADILLA MICHAEL A PADILLA MIGUEL ANGEL ESQUEDA PADILLA RONALD DAVID PADILLA RONAY LOPEZ PADILLA VICTOR PADILLA MARCO ANTOÑIO PADILLA PLASCENCIA DARYL PADMORE RHON PADUA
DANE ALAN PAFF JEFFERSON E PAGADUAN ADAM LEE PAGE CHRISTOPHER PAGE JACOB ADAM PAGE JEROME PAGE JONAS TYRONE PAGE JUSTIN CRAIG PAGE SERGEY N PAGIN RICHARD PAHUYO JAMIE PAIGE TERRY STEVEN PAIGE WILLIAM G PAINE
MICHAEL AARON PAINTER SHAD T PAINTER AILEEN PALACIOS ANDREA LIZBETH PALACIOS PALACIOS HECTOR PALACIOS JOSE M PALACIOS MIGUEL PALACIOS ROBERTO PALACIOS SECUNDINA PALACIOS PABLO PALACIOS-FRAGA SUJIN P S PALAIYAN PRAVEEN PALANISAMI
GOPINATH PALANISAMY JEYALAKSHMI PALANISAMY NAVEENKUMAR PALANISAMY VIKASSIVAKUMAR PALANISAMY BALAMURUGAN PALANIVEL JAGADESH PALANIVEL WILLIAM MICHAEL PALAZZOLO CHAD M PALEN DANTE JOSEPH PALERMO MICHAEL A PALERMO
JANAY S PALICTE ALLEN PALINES NINO PALINES AARON J PALKOVIC KATIE LYNN PALLAS RICHARD A PALLASA LUKE PALLISSARD MATTHEW M PALMA BRADY MCCAY PALMER BRETT LEE PALMER DEZMOND L PALMER DILLON PALMER DUSTIN L PALMER
GREGORY J PALMER IAN H PALMER JACOB TODD PALMER JOHN DAVID PALMER KELLY GEORGE PALMER KURTIS WADE PALMER MCKADE PALMER RACHEL L PALMER RICHARD L PALMER RODNEY A PALMER TAYLOR J PALMER TOBIN E PALMER TUCKER DALE PALMER
WILLIE H PALMER JR ZACHERY GLENN PALMER RAYMUNDO PALOMARES CARLOS D PALOMINO JUAN A PALOMO ASHOK PALRAJ EDWARD M PALUMBO II JOSEPH MICHAEL PALUMBO MIKE PALUZZI RAYMOND PAMPLONA RUSHABH PANCHAL SHERIDA PANCHAM
NAGARAJAN PANDIAN NIKHIL NARAHARI PANDIT ARUNPANDI PANDIYAN CALEB M PANDOL SANGEETA PANDYA DARREN PANGMAN MICHAEL J PANICI MATHEUS PANIZZI JARED PANKEY MICHAEL B PANKEY MICHAEL LEE PANKEY NOAH D PANKEY RICHARD J PANKEY
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VANESSA ANN PARDEN JUAN CARLOS PARDO ERIC N PARDON DAVID PARDY ESWIN R PAREDES SYLVIA M PAREDES DANIEL S PARENT DAVID F PARENT AUSTIN ESTEBAN PARENTE DWAINE PARHAM RAJAN PARHAR CHRISTOPHER ALEXANDER PARIS JENNIFER MARIE PARIS
SCOTT ALAN PARIS JACOB R PARISH JASON PARISH JOSEPH H PARISH CASEY LEE PARISOT HAYDAN W PARISOT MARK D PARISOT SHANE D PARISOT ARON RASHEEM PARK DOUGLAS B PARK JOE A PARK III WILLIAM G PARK II BRANDI PARKER BRANDON ALEXANDER PARKER
BRIAN T PARKER BRONSON PARKER BRUCE E PARKER BYRON KEITH PARKER CHARLIE W PARKER CHASE LANDON PARKER CURTIS LEE PARKER JR DALLAS LYNN PARKER DAVID NELSON PARKER DAVID T PARKER DENNY J PARKER DEREK NICHOLAS PARKER
DONNIE L PARKER ERNEST PAUL PARKER GREGORY BRANDON PARKER GUY PARKER HANNAH NICOLE PARKER HAROLD EUGENE PARKER II HEATH CONAN PARKER HEATH N PARKER JACOB BRENT PARKER JACQUELINE M PARKER JAMES L PARKER JAMES LEE PARKER
JEFFREY PARKER JOHN D PARKER JOHN RANDALL PARKER II JOHN SAMUEL PARKER JOSEPH ROBERT PARKER JUSTIN JAMAL PARKER KEITH ALAN PARKER KENNETH R PARKER KEVIN LEE PARKER LATOYA DENISE PARKER LAWRENCE T PARKER NATHAN PARKER
PAYNE ALEXANDER PARKER ROGER DALE PARKER SHYRONE PARKER STACEY D PARKER STEVEN M PARKER TERRY R PARKER THOMAS A PARKER THOMAS J PARKER TONY JOE PARKER TRACY SHAWN PARKER TYLER CLEATUS PARKER VINCENT ALAN PARKER
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MAISY KATHLEEN PARKS RICKY PARKS JR ROBIN PARKS STATON RAY PARKS THOMAS GLEN PARKS NICHOLAS A PARLER CALEB LANE PARMAN JOSHUA D PARMAN CRYSTAL DAWN PARMELEE GARY L PARMER ARTHUR PARNELL BRANDON KEITH PARNELL
GEORGE CHRISTOPHERCLAY PARNELL JAMES R PARNELL STEVEN WAYNE PARNELL II WESLEY JAMES PARNELL GARY S PARO ALICIA RENEE PARR JESSICA E PARR TYLOR MICHAEL PARR JOSE ALEXANDRO PARRA JUAN L PARRA LUIS ROBERTO PARRA OSCAR JARILLO PARRA
TERESA PARRA JORGE L PARRA MATA KEVIN KARL PARRACK JR VINCENZO F PARRELLA ETHAN JAY PARRIOTT MARIA LAURA PARRIOTT EMILY PARRIS AARON P PARRISH GARY A PARRISH HADDEN DRAKE PARRISH JOHN KEITH PARRISH REBECCA PARRISH
RICHARD BRYSON PARRISH CURTIS ALAN PARROTT LUKE PARROTT MORGAN LYNNE PARROTT TIMOTHY A PARROTT TRENT A PARROTT WAYNE NEIL PARROTT STEPHANIE OFORIWAA PARRY ADRIENNE A PARSELL DAVID WALTON PARSLEY CEDRIC D PARSON TONY PARSON JR
CODY D PARSONS DALTON ALLEN PARSONS JAMIE L PARSONS JESSICA MARIE PARSONS KOBY BLAKE PARSONS KYLE A PARSONS MARY HELEN PARSONS NICKALI DAVID PARSONS SETH THOMAS PARSONS PIOTR PAUL PARTACZ TRACEY D PARTAIN RONNIE PARTAPSINGH
ALFREDO PARTIDA LISA DENICE PARTON LOGAN A PARTON CODY PARTRIDGE JACK L PARTRIDGE JR RAHEEL PARVEZ CURTIS RAY PASCH DANA J PASCH JOSEPH R PASCHALL SEAN WILLIAM PASCHALL GRACIELLA A PASCOE FERNANDO MIGUEL PASCUAL
JESSIE JAMES PASCUAL KELEKOLIO PASITALE JOSEPH EDWARD PASSARELLI BRIAN M PASSINI LARRY KEVIN PASSMORE EARL PASSWATERS PAULINO PASTOR JASON DEDRIC PASTORE JUSTIN A PASTORE MASON EVAN PASTORE BRANDON DEAN PASTORIUS
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JUSTIN RANDALL PATE LORA MARIE PATE LUCAS P PATE MICHAEL DON PATE THOMAS L PATE WILLIAM PRESTON PATE AKIBBHAI PATEL CHINTANKUMAR G PATEL MANISHKUMAR SOMABHAI PATEL MEHULKUMAR D PATEL NAVINCHANDRA PATEL PARAS PATEL
SAMIRKUMAR PATEL RAXITKUMAR CHIMANBHAI PATHAK SAMEER KHAN PATHAN PATRICIA C PATHAPHONE MOHAN R PATIL JOSE GUADALUPE PATINO RODRIGUEZ JOHN PATRENETS ALEX G PATRICK BRANDON LEE PATRICK BRENDA LORENE PATRICK GREGORY WAYNE PATRICK
JAMES PATRICK MICHAEL PATRICK NATHANIEL BLAKE PATRICK SCOTT J PATRICK THOMAS B PATRICK CHARLES H PATROS KALISANKAR PATTANAYAK CHRYSTAL PATTEN BENJAMIN EDWARD PATTERSON COTY LEVI PATTERSON DAKOTA PATTERSON DAKOTA KYLE PATTERSON
DANNY R PATTERSON DAVID PATTERSON DERRILL L PATTERSON DILLON PATTERSON DOMINIC CORTEZ PATTERSON JEFFREY L PATTERSON JEREMY J PATTERSON JOSHUA DANIEL PATTERSON JUSTIN MICHAEL PATTERSON KAREN PATTERSON KYLE PATTERSON
LAWRENCE R PATTERSON MARY PATTERSON MAURICE PATTERSON MICHAEL PATTERSON MICHAEL E PATTERSON NICHOLAS ADAM PATTERSON RYAN N PATTERSON SAMUEL M PATTERSON SHANE W PATTERSON SHAWN PATTERSON SHAWN C PATTERSON
TERRILL D PATTERSON THOMAS W PATTERSON TIM PATTERSON VINCENT PATTERSON WILLIE PATTERSON JOSHUA PATTI JOSEPH A PATTILLO DUSTIN V PATTON GEORGE S PATTON JOSHUA DUANE PATTON LATERVIUNCE TERRELL PATTON LESIA E PATTON
MARCUS JERMAINE PATTON MICHAEL T PATZKE ANDREW THOMAS PAUL CHRISTOPHER J PAUL DAVID E PAUL JOSHUA WADE PAUL SAMANTHA GAYLE PAUL SITA PAUL STEPHEN B PAUL ZACHARIAH PAUL MUTHU PAUL DURAI ROBIN L PAULETICH
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GUS J PAXTON FARZIN PAYAMFAR JUAN C PAYAN VIOLA PAYAN CYRIL PAYET ABIGAIL PAYNE BLAKE LYNDON PAYNE BRAD A PAYNE BRANDON KYLIE PAYNE CHAD J PAYNE CLINT PAYNE DARRILL PAYNE DEVON DWIGHT PAYNE DONALD C PAYNE JACOB H PAYNE
JACOB LEON PAYNE JAMES T PAYNE JEFFREY ALAN PAYNE JONAS T PAYNE JONATHAN T PAYNE JOSHUA D PAYNE JOSHUA S PAYNE MAHRQUISE D PAYNE MATTHEW OWEN PAYNE RISTEL D PAYNE II RODNEY WADE PAYNE ROSS MARTIN PAYNE SCOTT PAYNE
SHANNON PORTER PAYNE THOMAS PATRICK PAYNE TODD ALAN PAYNE WILLIAM K PAYNE WILLIAM R PAYNE JR WILLIAM T PAYSEUR JUSTIN L PAYTON PATRICK A PAYTON SHANE MITCHELL PAYTON TAMMY MARIE PAYTON ISAAC J PAZ MARIA YASSELI PAZ FAJARDO
ALEJANDRO PAZ SUAREZ JEFFREY T PEACE JOEY K PEACE SR WADE DAVID PEACH AARON C PEACOCK JESSE PEACOCK JOSHUA M PEACOCK MICHAEL M PEACOCK NICK PEACOCK WILLIAM ANDREW PEACOCK DAVID L PEADRO MICHAEL D PEAKE MARILYN S PEARCE
SAVANNA ANN PEARCE MATTHEW O PEARMAN STACY PEARSALL ALONZO JAVON PEARSON ANTHONY LYNN PEARSON BRENT R PEARSON CHRISTOPHER BLAKE PEARSON CODY PEARSON GABRIEL JAMES PEARSON JACQUALINE P PEARSON JENNIFER PEARSON
PATRICIA PEARSON PAYTON RAY PEARSON RYAN P PEARSON SKYLER T PEARSON TERRY BOBBY GENE PEARSON TYLER BROOKE PEARSON TYRONE PEARSON DUSTIN WILLIAM PEASE TARA S PEASE TODD A PEASE WILLIAM LEE PEASE RUSTIN LEE PEASTER
JASON ROBERT PEATROWSKY JAY E PEAY TONY PEAY TRUDY PEBLEY JEREMY LEONARD PECANTY RAJAPANDI PECHIYAPPAN AUSTIN TREY PECK MADISON PECK MARK E PECK RYAN M PECK KYLE J PECKMANN PAUL J PECONGE II KYLE D PEDEN CARTER PEDERSEN
JENNA PEDERSEN POUL V PEDERSEN JR BRADLEY M PEDERSON LORI A PEDERSON CALEB R PEDIGO ALISSA PEDRAZA DIONICIO PEDRAZA OMAR PEDRAZA THABATA ROBERTA PEDROSO B DE OLIVEIRA GUADALUPE PEDROZA GUADALUPE PEDROZA JR
ANDREW JACKSON PEEBLES CODY BYRON PEEBLES BOBBY PEEK BRADLEY W PEEK CHARLTON L PEEK DALTON W PEEK DELORIS A PEEK SCOTT STEVEN PEEKENSCHNEIDER ROBERT PEEL CLARENCE HENRY PEELE JAMES E PEELER II GARY EDMOND PEEPELS
BRANDY BOOTH PEEPLES JONATHAN DAVID PEEPLES MOHAMED RASOOL MOHIDEEN PEER MOHAMED ROBERT ALEXANDER PEETE JONATHAN BRADLEY PEHOWIC OMAR PEIRO BRANDON K PEISER AMANDA K PEITZ MICHAEL J PEITZ NICHOLAS J PEITZ ROME A PELCZYNSKI
SHERI PELERINE LESLIE W PELFREY DANTON ROBERT PELLETIER JUSTIN CONNOR PELLEY DONALD J PELLOW SEAN M PELOQUIN CAMERON JAY PELT RYAN PELTER SETH PELTIER JULIE M PELTS WILLIAM DICKSON PELTS AMANDA DENISE PEMBERTON-JOHNSON
SHAWN R PEN ALEJANDRO PENA GABRIELA PENA GERARDO GARCIA PENA JOSE ALBERTO PENA LUIS F PENA MARCO PENA STEVEN PENA CARLOS EDINHO PEÑA JOSE MANUEL ESTRADA PEÑA JUANA PAOLA MARTINEZ PEÑA MAYRA LUCIA JIMENEZ PEÑA
SEBASTIAN RICO PEÑA ENRIQUE PENA REINA YAZHIR SASHARY PENA-PEREZ LOGAN EUGENE PENCE SEAN E PENCE MELISSA ALLYSON PENDER AUSTIN BLAKE PENDERGRASS BRIAN S PENDERGRASS DENNIS C PENDERGRASS RICHARD P PENDERGRASS TOBY N PENDERGRASS
ZACHERY KEITH PENDERGRASS ADAM C PENDLETON AMBER MARIE PENDLETON JIMMY SHANE PENDLEY JOSEPH A PENEPENT JR EDDIE R PENIX DUSTIN THOMAS PENKUNAS JUSTIN ALLEN PENLAND DARRELL PENN RICHARD M PENN GARY D PENNELL SETH D PENNELS
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JOSE PEREZ JOSE PEREZ JR JOSE ARMANDO MARTINEZ PEREZ JOSE R PEREZ JOSHUA NICHOLAS PEREZ JUAN PEREZ MARIE ELSA PEREZ NICHOLAS NATHANIEL PEREZ PABLO PEREZ PAULO CESAR ALDAZ PEREZ PEDRO EMILIO PEREZ JR PRISCILLA PEREZ
RAUL CALDERON PEREZ ROBERTO PEREZ WILDER PEREZ DAVID PEREZ ALVAREZ VICENTE PEREZ GARCIA WALTER A PEREZ GARCIA JOSUE MANUEL PEREZ MARTINEZ PRABAHARAN PERIAKARUPPAN KANAGESHPRABHA PERIANNAN FLORESHA PERKECI CARL H PERKINS
CARRIE S PERKINS DAVID LEVON PERKINS DEREK C PERKINS DONNIE PERKINS GREGORY GENE PERKINS JOHN R PERKINS JOSEPH MICHAEL PERKINS KRISTIN PERKINS LISA D PERKINS NICOLE D PERKINS PATRICK M PERKINS ROBERT PERKINS TREVOR D PERKINS
WILLIAM M PERKINS JAMES PERKINSON ALLYSSA D PEROTTI CHRISTOPHER A PERRIN DONOVAN PERRON NORMAND PERRON DARREN RICHARD PERRONE ANGEL NICOLE PERRY CHRISTOPHER M PERRY DARRELL SCOTT PERRY DAVID PERRY DONALD BRAD PERRY
ERNEST J PERRY GARY BINGHAM PERRY GINA R PERRY JACOB A PERRY JEANETTE L PERRY JESSE PERRY LEON W PERRY IV MARK A PERRY MELISSA M PERRY NICHOLAS VICTOR PERRY PATRICIA JANELLE PERRY PHILLIP D PERRY ROBERT A PERRY RONALD PERRY
SARAH DRUSILLA PERRY SEAN PATRICK PERRY STEPHEN MATTHEW PERRY STEVEN C PERRY TANNER C PERRY THADIOUS WOOD PERRY THOMAS C PERRY WALLY SCOTT PERRY WALTER R PERRY IV WALTER THOMAS PERRY II HAYDEN PERSAD KEVIN PERSAD
JONATHAN PERSADIE SHAWN PERSADSINGH SUZETTE H PERSAUD-WALCK GERALD D PERSLEY BRANDON T PERSON RODNEY LEWIS PERSON VINCENT S PERSON CURTIS G PERSONS II BALAJI PERUMAL RAJA PERUMAL CECILIA PESCE CAROLE EMILY PESTA
JOHN FITZGERALD PETER ROBERT PETER CHRISTOPHER PETEREIT ANNIE R PETERKIN AARON C PETERS ASHLEY ELIZABETH PETERS BRAD S PETERS BRANDON EDWARD C PETERS COREY J PETERS DALLAS WAYNE PETERS JASON PETERS JEREMY A PETERS
KALEB AUGUSTUS PETERS KAREN L PETERS KOLBY G PETERS MASON ZACHARY PETERS MICHAEL E PETERS MITCHELL ANDREW PETERS NEVIN DONALD PETERS CASEY D PETERSEN DALTON RICHARD PETERSEN DANIEL J PETERSEN GARY L PETERSEN KEITH L PETERSEN
KOVAR ANDRUS PETERSEN LANCE PETERSEN NATHANIEL R PETERSEN RYAN PETERSEN ALEX PETERSON BLAINE M PETERSON BRAYLAN M PETERSON BRAYVEN RODNEY PETERSON CHASE M PETERSON DEMETRIUS L PETERSON DENNIS P PETERSON DREW ODNE PETERSON
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DAVID R PETTUS NICHOLAS COLEY PETTUS DUSTIN C PETTY STACEY TURNER PETTY KELLY R PETZOLD DOUGLAS PEVE JASON LEE PEYTON BRADLEY S PFEFFERKORN HUNTER PFEFFERKORN JASEN P PFEFFERKORN JEREMY D PFEFFERKORN NATHAN J PFEFFERKORN
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CAMERON D PFORR CHRISTOPHER D PFORR RYAN PAUL PFOUTS ANTHONY A PHAM CHAU BICH PHAM DAVID TUYN PHAM HUNG PHAM MICHAEL PHAM MINH THANH PHAM TRONG VAN PHAM TIPHAKAYSONE PHAYPRADITH BRANDON CLAY PHELPS BRICE EDWARD PHELPS
CADEN ANDREW PHELPS CODY ALLAN PHELPS JERRY DUANE PHELPS JOSEPH M PHELPS LARRY R PHELPS MATTHEW M PHELPS TERRY W PHELPS TONY A PHELPS WAYNE PHILIPPE JEREMY T PHILIPS JOSHUA PHILIPS ELVIS PHILLIP NEGUS PHILLIP TYRONE J PHILLIP
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JEREMY MICHEAL PHILLIPS JERRY LEE PHILLIPS JESSIE PHILLIPS JOHN D PHILLIPS JR JONATHAN S PHILLIPS JOSEPH PHILLIPS JUSTIN PHILLIPS KENNETH JACOB PHILLIPS KENNY DEWAYNE PHILLIPS KIRK FLEMING PHILLIPS LISA PHILLIPS LONNIE B PHILLIPS
LUKAS MCWILLIAM PHILLIPS MICHAEL JOSEPH PHILLIPS PAUL G PHILLIPS PETER J PHILLIPS RANDY LEE PHILLIPS RICHARD DAVID PHILLIPS RONDAL B PHILLIPS RUSSELL T PHILLIPS RUSTY MCWILLIAM PHILLIPS SETH HARRISON PHILLIPS SOPHIA GRACE PHILLIPS
SPENCER PHILLIPS THORN BRYCEN PHILLIPS TIMAREE PHILLIPS WYATT FRANK PHILLIPS WYNEEK E PHILLIPS ERIC RICHARD PHILLIS KYLER PRESTON PHILPOT DAVID E PHILPOTT AUSTIN REID PHINNEY GARY WAYNE PHIPPS MEGAN ELISABETH PHIPPS
CHRISTOPHER ALAN PHLIPOT JERROLD W PHOENIX PAULO PHOMMARATH VAN PI MITCHELL D PIASECKI ANTHONY S PIATT CHASE PIATT MICHAEL PIATT TODD VERNON PIATT TONI RENE PIATT JOSEPH HARRY PIAZZA ROOSEVELT AGUSTIN PICADO BARAHONA
XIOMARA LIZETH PICAZO PETER M PICCIANO JOHN DAVID PICKARD SHANE WEEKS PICKARD FRED J PICKELSIMER BRIAN AUBREY PICKENS JAMES E PICKENS JERALD KEITH PICKENS KAREN PICKENS RONALD N PICKENS CHRISTOPHER PICKER TODD MATTHEW PICKER
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BRIAN RUSSELL PIERCE BRYCE S PIERCE CLAYTON MICHAEL PIERCE CODY REX PIERCE DAVID PIERCE GREGORY S PIERCE GUNNAR ZACKARY PIERCE JACOB ELI PIERCE JOSHUA PIERCE KC CASH PIERCE KIMBERLY PIERCE NICHOLAS PIERCE NOAH L PIERCE
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BRIAN A PIGULA ANTHONY CRAIG PIKE DYLAN RAY PIKE ERIC DANIEL PIKE JEFFREY W PIKE MATTHEW BENJAMIN PIKE MATTHEW R PIKE JONATHAN DAVID PIKETT JOHN A PIKEY JOHN S PIKEY SAMUEL PIKEY EDWARD PIKULA DENNIS CHARLES PILARCZYK
VALENTIN DANIEL PILATI JOSHUA KYLE PILATO LUCAS PILCH STAN PILCH TREVOR RANDT PILCHER WALKER ROSS PILCHER WALLACE BROCK PILCHER CALEB PARKER PILECKI ADAM WADE PILKINGTON TERRY A PILKINGTON MARK ROBERT PILLARELLA
JUAN RAMON PIMENTEL MAURICIO PIMENTEL ORLANDO SAUL PINA EVONDRA A PINCKNEY PRESTON M PINCKNEY SR JOSE ANTONIO PINEDA RONALD PINEDA REFUGIO PINEDO CUEVAS DONNA L PINELA KEVIN LEE PING STEVEN E PING JOSEPH PINGET
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CRISTIAN PINTO DIEGO ARATH TORRES PINTO JORGE PINTO VERA L PINZON MARCIN DANIEL PIOTRZKOWSKI DEVAN DANE PIPER LINDSEY MICHELLE PIPER MILENKO PIPERAC BREANNA N PIPES TIMOTHY B PIPHER CHARLES ALLEN PIPKIN CHRISTOPHER G PIPKIN

JADEN N GAGE PIPKINS BRANT GABRIEL PIPPIN JONATHAN M PIPPIN MITCHELL PIPPIN TIFFANY MARIE PIPPIN-PARKS JAMES P PIPPINS SARAVANAN PIRAMUDURAI PANDIAN ALYSSA BROOKE PIRTLE MELISSA MARIE PISANO LARRY J PISEL JR ASHLEY MARIE PISKORSKI
TERRENCE I PISKORSKI NATHAN JAMES PISTORY GILBERTO PITA HERNANDEZ BALDEMAR PITA VILLASENOR BRIAN CHRISTOPHER PITCHER DARREN PITCHER TYLER ALAN PITHOUD ANDREW PITRE JODY A PITTENGER ANDREW S PITTMAN DERRICK DEKOVA PITTMAN
JARETT PITTMAN JIMMY R PITTMAN KAREN R PITTMAN KENDALL ALTON PITTMAN KENNETH LEFLOYD PITTMAN ROBERT L PITTMAN RODGER W PITTMAN STEVEN O PITTMAN ERIC W PITTS JOHN PITTS JR JUSTIN DRAKE PITTS ROBERT BRICE PITTS STEPHEN PITTS
VIRGILAN LYNN PITTS WILLIAM CHRISTOPHER PITTS APRIL DANIELLE PITTS BAGGETT JACOB J PITZ AUSTIN PITZER ROBERT A PITZER III MATTHEW PIVONKA JORGE C PIZANO JULIAN A PIZARRO JR GABRIELLA EVITHA AURORA PLACENCIA TIMOTHY MICHAEL PLAISANCE
NOEMI VIRGINIA PLANCARTE ADAM F PLANER ERIC S PLANER ROD S PLANER ZACHARY EVAN PLANER SCOTT PLANEY BRIAN M PLANK DUANE H PLANK ELDON H PLANK MICHAEL D PLANK NATHAN H PLANK JAMES R PLANKEY OLIVER PLANTE CHAD E PLASTERS
NATALIA PLATASH CRYSTAL L PLATT JASON C PLATT BRADLEY V PLAYER CHARLES L PLAYER JR CODY DWAYNE PLAYER DAWN PLAYER ROBERT D PLAYER ANGEL JULIO RAMOS PLAZA ROXANA ABIGAIL PLAZOLA HELEN EDITH PLEASANT MICHAEL E PLEASANT
MICHAEL E PLEASANT JR OLIVER D PLEASANT III COY WAYLON PLEMONS DION K PLESSINGER JACK PLIQUE JR COREY PLIS STEVEN CARL PLOENSE ELIZABETH ANN PLOURDE NORMAND PLOURDE CHRISTOPHER K PLUARD CALEB M PLUMMER CHRISTOPHER ROBIN PLUMMER
MICHAEL ROBERT PLUMMER SKYLER ROBERT PLUMMER TREYTON WESLEY PLUMMER AARON PLUNK BRENNAN PLUNKETT JASON M PLUNKETT JIMMY TRAVIS PLUNKETT LUANN MAILELAULII KEAO PLUNKETT STEPHEN R PLYLER ROY WESLEY PLYMATE III RORY J POCHE
CORY D POCHOP JEREMY D POCHOP MATTHEW J POCHOP ZACHARY C POCHOP TRAVIS J PODANY DANA D PODLISKA DAVID W POE JOSEPH ADAM POE MEGAN DANIELLE POE PAUL EDGAR POE SHANNON WAYNE POE KELLY C POELLEIN PAUL A POESCHL
JAMES L POFAHL JODYE MARIE POFF MICHAEL PAUL POFF BRYAN K POGUE BRIAN POHL DOROTHY MICHELE POHLMAN SHANE MICHAEL POINSON CHRISTOPHER J POINTER MALAKI JERMAINE POINTER GUILDO POITRAS STEVE POITRAS JOSEPH POKORSKI
MARY L POLAK MARK D POLASKI ADAM BLINKE POLE BRIAN C POLECK ADAM J POLING CHRISTOPHER ALLEN POLING DANIEL J POLING ANTWUAN J POLK BRIAN DOUGLAS POLK MONICA ANN POLK TERRY D POLK WILLIAM A POLK-GOOD LEE SCOTT POLLAN
BENJAMIN H POLLARD STEVEN EARL POLLARD TIM POLLARD JR JUSTIN S POLLETT HENRY POLLETTA JENNIFER POLLIO ANDREW DOUGLAS POLLOCK CHRISTOPHER R POLLOCK DEANIE ELIZABETH POLLOCK ERIC THOMAS POLLOCK GLENFORD POLLOCK
GREGORY DON POLLOCK HUNTER KEITH POLLOCK NICHOLAS JAMES POLLOCK ROBIN N POLLOCK WILLIAMS POLO SALOM JOSEPH OTIS POLSON JUSTIN ROBERT POLSON ALVIN L POLT BRADLEY A POLT DALTON DAVID POLT DANIEL J POLT JORDAN R POLT
NATHAN A POLT NICOLE A POLT STEVEN J POLT DAVID MICHAEL POLTYNSKI HUNTER L POMEROY FLOYD L POMPEY III KEVON POMPEY CHRISTOPHER CORDAL POMPILIO COLLIN WAYNE POMPILIO DERRICK POMRANKY ALBA E PONCE JESUS ALBERTO PONCE
LUIS A PONCE ROBERT JASON POND BRIAN EVAN PONDER CLARK J PONDER MICHAEL W PONDER RAVI KUMAR P PONNUKUMARAN N SELVAPRABHU PONRASU DENNIS P PONTON DAVID C POOL BENJAMIN HAYES POOLE CODY POOLE DAVID C POOLE DAVID LYNNE POOLE
DEREK JAMAR POOLE JOHNATHAN SHANE POOLE STEVEN CRAIG POOLE WILLIAM C POOLE III DAVYON JAQUEL POOLER THAD N POORE JAMES CASEY POORES GERTRUDE A POPE MALIK CANTRELL POPE MEOUN F POPE MICHAEL L POPE NICK POPOVACKI
IVANA POPOVIC AARON POPPER CHRISTOPHER ALLEN PORCH ANDRE PORCHER CLARENCE L PORCHER RODNEY L PORCHER VAUGHN JORDAN PORCHER KEVIN J PORDON NICHOLAS PORDON JUAN MANUEL PORRAS RUEDA DINO A PORRAZZO MARK S PORRITT
DEVAAMIRTHAM PORSELVAN SHARMITA SAHA PORSHIA JOSEPH R PORT PATRICK PORT THOMAS J PORT III VALLIE B PORT ANDREW S PORTER DAMION BRETT PORTER DUSTIN R PORTER JON S PORTER KIMBERLY PORTER MATTHEW PORTER NEIL TRAVIS PORTER
SIMMS L PORTER SUSAN M PORTER JOHN WALTER PORTERFIELD LESA MELAINE PORTERFIELD MIGUEL A PORTILLO ROBERTO MIGUEL PORTILLO JUAN ANTONIO PORTILLO-PINEDA ROBERT LEE PORTIS DAVID POSAS DOUGLAS ISAAC POSEY THOMAS EBER LEE POSEY
WYATT ANDREW POSEY STANISLAW E POSLUSZNY RICHARD F POSPISIL RYAN R POSPISIL ROBERT POSS DYLAN MATTHEW POST BRANDON A POSTAL KENNEY DOYLE POSTEN GREGORY S POSTHAUER BRANDON EUGENE POSTON CHARLES O POSTON JR CLINT A POSTON
JAMES M POSTON JAMES N POSTON JONATHAN P POSTON MICHAEL H POSTON JR MICHAEL WAYNE POSTON JR ROBERT DUNCAN POSTON RONNIE W POSTON TALBERT LUCAS POSTON ZACHERY JAYCE POSTON RYAN P POTIER COLLIN LEE POTTER GARRISON KOLE POTTER
GARY D POTTER KEVIN MICHAEL POTTER SHANELLE LEE POTTER STEVEN TYLER POTTER WILLIAM OSCAR POTTER WILLIAM OSCAR POTTER II COEN JOSEPH POTTS JORDAN CHASE POTTS JOSEPH B POTTS DOUGLAS POULIN DAPHNE RHODES POULK JOSEPH A POULK
EILEEN B POULOS BONNIE L POULSEN JOSHUA C POULSEN KEVIN WAYNE POUND BENJAMIN JUSTIN POUNDERS QUENTIN B POVEY AUSTIN SCOTT POWELL BRADLEY T POWELL BRANDON MICHAEL POWELL CALEB GRANT POWELL CHRISTOPHER S POWELL
DANIEL LEE POWELL DARRYL T POWELL DEVERON POWELL DYLAN MICHAEL POWELL ERIC ANTHONY POWELL GEORGE C POWELL JR JACOB I POWELL JAMES B POWELL JAMES G POWELL JAMES LEROY POWELL JEREMY A POWELL JONATHAN B POWELL
JORDAN NICOLE POWELL JOSHUA POWELL LANA DELAINE POWELL LANDON AUSTIN POWELL MARK MACKAY POWELL MICHAEL POWELL ROBERT C POWELL ROBERT HAYDEN POWELL ROBERT L POWELL SAMANTHA JEAN POWELL SARAH LYNN POWELL
TAQUAN DEAUNTE POWELL TIKEYLA L POWELL TONY M POWELL WAYNE POWELL WILLIAM WARD POWELL WILSON TRAVIS POWELL SANDEE POWER ANDREW JOSEPH POWERS CLYDE R POWERS EARL D POWERS ERNEST DEAN POWERS JACOB POWERS
JEFFREY J POWERS JOHN HANSFORD POWERS LLOYD V POWERS MARK E POWERS RUSSELL JAY POWERS SOPHIA LATRESE POWERS THOMAS JAMES POWERS ROCKWELL S POWERS III AMY S POYNTER CHRISTOPHER WAYNE POYTHRESS JASON LEE POYTHRESS
WAYNE T POYTHRESS NICKOLAS POZAR ALEX J POZDOLL SAHIL PRABHUDESAI CAMDEN L PRACHYL YOSELIN VIANEY RUIZ PRADO DWIGHT A PRAEUNER DAVID T PRAIRIE DOUGLAS G PRAIRIE PHILIP LAFOUNTAIN PRALL NATHAN P PRANGER BRANDON H PRATER
BRAYDEN LEON PRATER ERIC WARREN PRATER MATTHEW A PRATER MITCHELL PRATER ERIC PAUL PRATHER LAREISHA DASHAE PRATHER MATTHEW THOMAS PRATHER MAXWELL WALKER PRATT MELISSA N PRATT TRAVIS W PRATT BRANDON D PRAUNER
JAYDEN JOE PRAUNER KYLE W PRAUNER PAYTON A PRAUNER ANTONIO L PRECIADO JYLES PREFONTAINE TODD PREISSIG MICHELLE MARIE PREISTER JULIE LACY PREJEAN BRANDON L PRELLWITZ CHRISTIE PRENTICE ADAM HENRY PRESCOTT DAVE PRESCOTT
ETHAN MATTHEW PRESCOTT JOHNNY B PRESCOTT JR WILLIAM E PRESCOTT III JULIANNE PRESCOTT-WHITE ALAN PRESLEY ALEX STEPHEN PRESLEY CHARLES M PRESLEY DUJUAN L PRESLEY JENNIFER LEE PRESLEY JOSEPH DAVID PRESLEY JOSHUA C PRESLEY
LINDA DARLENE PRESNELL FREDERICK LAMONT PRESSLEY JOHN PRESSLY JEFFREY A PRESSON THOMAS A PRESSON MICHAEL A PRESTON MINDY MELISSA PRESTON NATHAN E PRESTON TIMOTHY M PRESTON EUGENE B PRETORIUS PHILLIP EDWARD PRETRE
ASHLEY PRETTY AYDEN HAYNES PREVATTE JOSHUA ANDREW PREVETTE STEVEN LEE PREVITT DONALD K PREVOST JEFFREY JOSEPH PREVOST JOSEPH MARCUS PREWITT DENYS PRIADKA ANDREW MARVIN PRIBBLE JOHN M PRIBNOW AARON PRICE ALBERT LEE PRICE
AMBER M PRICE ANN E PRICE APRIL M PRICE ARON J PRICE AVERY MORGAN ROURKE PRICE CASSANDRA L PRICE CHARLIE REBBLE PRICE CHRISTOPHER PRICE CHRISTOPHER LEE PRICE CODY P PRICE DALTON ZANE AUSTIN PRICE DANIEL PRICE DANIEL STEPHEN PRICE
DAWSON PRICE DYLAN THOMAS PRICE GENE ALLEN PRICE HOLDEN DALE PRICE JAMIE M PRICE JASON A PRICE JASON WADE PRICE JEFFREY J PRICE JEROD J PRICE JOEL BRADLEY PRICE JOHN P PRICE JOSHUAH PRICE MELISA PRICE MELISSA PRICE
MELVIN M PRICE JR MICHAEL J PRICE MICHAEL JARED PRICE REGINALD PRICE ROBERT PRICE RUSSELL PRICE RYAN N PRICE SAMUEL LAMAR PRICE TERIC TREVORR PRICE TIMOTHY ALAN PRICE TIMOTHY J PRICE TREVOR STERLING PRICE WILLIAM T PRICE
TONY M PRIDDY DARALE DUPREE PRIDE SR STEVEN PRIDE DANIEL S PRIDEMORE REDRICK LAMAR PRIDGETT COLE JACOB PRIEBE JASON M PRIEBE STEFAN MATTHEW PRIEDITIS JUAN PABLO PRIETO JARROD MICHAEL PRILL THOMAS M PRIM CHANCY PRIMAS
ANTHONY J PRINCE DYLAN PRINCE JARED R PRINCE TYLER J PRINCE KEVIN PRINCIPI KENNETH PRINGLE PARKER STEVEN PRINGLE TIMOTHY A PRINTZ LUCAS NATHANIEL PRISOCK CALEB PRITCHARD CHRISTOPHER ROSS PRITCHARD HEATHER R PRITCHARD
JACOB ALLEN PRITCHARD JEFFERY L PRITCHARD JOSHUA PAUL PRITCHARD MARY ANN PRITCHARD RON PRITCHARD THOMAS PRITCHARD PATRICK E PRITCHER DAVID W PRITCHETT JUSTIN DAVIS BOWMAN PRITCHETT STEVEN TYLER PRITCHETT ADAM WILLIAM BLAKE PRIVETT
BRADLEY A PRIVETT COREY D PRIVETT LARRY DEE PRIVETT MATTHEW JOSEPH PRIVETT R PRIYADHARSHINI TETIANA PROBICH TIMOTHY L PROCHASKA TRAVIS R PROCHASKA GEORGIA PROCK TIMOTHY W PROCK ADAM A PROCTOR BRAYDEN KYLE PROCTOR
BRIAN LEE PROCTOR CHAUNCEY G PROCTOR CODY A PROCTOR JASON M PROCTOR JOSEPH PROCTOR JOSHUA D PROCTOR JUSTIN N PROCTOR LACI BROOKE PROCTOR MATTHEW COLTON PROCTOR SCOTTY R PROCTOR SHARI L PROCTOR TAYLOR PROCTOR
LISETTE E PROENZA MATTHEW JAMES PROFFITT TERRY L PROFFITT DEREK BENJAMIN PROKOPEC TYSON PROM MICHAEL W PROPER JUSTIN D PROPP RONALD S PROSKINE WILLIAM CRAIG PROSSER JR SELBY PROUD CLINTON PROUGH JACOB PROUGH TRAVIS PROULX
KORY PROVENCHER ADRIAN DALTON PRUETT ALEC JAMES PRUETT JASON D PRUETT JUSTIN KARL PRUETT KIRBY L PRUETT KRISTINA JOANN PRUETT WILLIAM KENT PRUETT RICHARD L PRUIS AUSTIN LEE PRUITT BROCK J PRUITT JEREMIAH PRUITT LARRY LEE PRUITT III
ROBERT LEMUAL PRUITT ROBERT TANNER PRUITT SARA PRUITT CRAIG A PRY MICHAEL W PRYOR ELIZABETH MARIE PRYTYSKACH JEREMY D PRZEKORA BRAD J PRZEMIELEWSKI CALEB PTAK MARK W PTAK CODY PTOLEMY ALICIA D PUCKETT BRENNAN JOSEPH PUCKETT
MATTHEW ALLEN PUCKETT NATHAN ALLAN PUCKETT BRYAN PUDDEPHATT DIEGO ALEJANDRO PUENTE LOPEZ JUAN M PUENTES JOSE PUGA DEBORAH A PUGH JASON M PUGH ROBERT G PUGH PETER M PUGLISI CHRISTIAN PUJADAS RADMILA PUJIN JUAN A PULGARIN
JOSHUA PULLAN DONALD PULLEN JOHN PULLEN DAVID E PULLIN IRVING ARIEL PURATA SANCHEZ SR MARC PURDY SHAWN C PURPLE BRODY LEON PURSER S LANCE PURSER MICHELLE MARTIN PURSLEY AIDEN PURVIS ANGELA G PURVIS BRIAN SCOTT PURVIS
CHARLES A PURVIS ELIJAH PURVIS GARRETT CRAIG PURVIS LEVI A PURVIS EDWARD O PUSEY AMY DAMESWORTH PUTMAN BARRIE WADE PUTMAN JARED C PUTMAN JONATHAN HAYDEN PUTMAN JON W PUTTERS HEATHER ANN PUZZETTI JACKSON RILEY PYCK HONTZ
JASON WAYNE PYLAND CHARLES PYLE JASON C PYLE RYAN P PYLE ANTHONY W PYLES MICHAEL D PYLES TIMOTHY L QUAKENBUSH AMI BLAKE QUALLS ZACKERY RYAN QUALLS CHARLES CURTIS QUALSET JOHN M QUARLES STANLEY ALVIN QUARLES
CHRISTOPHER G QUATTRO MADISON QUATTRO JOHNNATHAN QUAYE KADE J QUAYLE KOLBY D QUAYLE DAVID L QUEARRY HAROLD DEVIN QUEARRY KRYSTAL QUEEN TYLER S QUEEN COLLIN ANTHONY QUERCETO SCOTT M QUERRY CHRISTOPHER M QUERTERMOUS
K REX QUERY SILAS L QUERY FRANK LOUIS QUESADA RYAN QUESNEL ROBERT A QUEST TATYANA QUEWEZANCE ANGEL I QUEZADA CHRISTIAN JOHNATHAN QUEZADA RICHARD QUEZADA YOLANDA QUEZADA CHAD C QUICK GREGORY G QUICK JAMES A QUICK
JEFFERY BROCK QUICK SCOTT E QUICK BETH A QUIGLEY KIM QUIGLEY VICTOR MANUEL QUILES JUAN LUIS QUILES ORTIZ KATRINA MARIA QUILLEN BARBARA ANN QUIMBY PATRICK M QUINEY BAILEE JOE QUINN CHRISTOPHER L QUINN FRANK J QUINN JEFFREY QUINN
JESSICA LEE QUINN JORDAN DANIEL QUINN GARY QUINNETTE GARY QUINNETTE ABISAY DE JESUS BUSTAMANTE QUINO EDUARDO T QUINONES NOE ALBERTO QUINONES SIGFREDO QUINONES RIVERA EVERARDO GARCIA QUINTANA JUAN PEDRO QUINTANA
RUBEN DANIEL QUINTANA ALEJOS QUINTANILLA FELIPE DE JESUS QUINTANILLA KENY QUINTANILLA OMAR ALEJANDRO QUINTANILLA DANIELLE ASHLEY QUINTERO EDUARDO V QUINTERO ERIC A QUINTERO JOHN SAMUEL QUINTERO JOSE RICARDO QUINTERO
CARLOS A QUINTERO ANGUIANO MARK R QUINTOS GUILLERMO QUINZON MARIBEL QUIRALTE CAMPERO FATIMA QUIRALTE RODRIGUEZ DENNIS QUIRING LANORA QUIROGA GUSTAVO QUIROZ JOSE QUIROZ KRISHNA R S N MOORTHY BRIAN J RAABE HUNTER JAMES RAABE
SHIVANI JIVANDAS RABADIYA TRAVIS A RABALAIS JEREMIAS RABANALES PATRICK D RABBASS RYAN S RABE BORIS RABINOVICH PRINCESA LEE RABINOVICH MICHAEL KEITH RABON RONALD G RABON JEREMY RABY NATHAN W RACE ALEXANDER RACH
DUANE M RACHUNOK RICK RACKHAM JEFFREY G RACZKA JAMES M RADABAUGH ETHAN J RADCLIFF JAKE RADER JARED RADER KYLE ALBERT RADEY JESSICA E RADFORD SANKARAN RADHA KRISHNAN THILAGAVATHI R RADHAKRISHNAN S LEONARDO RADICCHI
DANILO RADRIGAN ERIC RADTKE ADRIAN RADULESCU SHARON RAE ZACHAREY RAE COLTON RAEDEL SETH TYLER RAETZ CHRISTOPHER RAFFANTI BRANDON SCOTT RAFFERTY WILLIAM RAFFERTY MICHELLE M RAFFETY JACOB WINFIELD RAGAN BRYAN J RAGANOT
ADRIAN RAGBIR ANDREW RAGER REED RAGGIO MAHENDRA RAGHOO JASON ALAN RAGLAND MICHAEL MARTIN RAGSDALE NICHOLAS RAHIM DARRIN LEE RAHM ANDREW LAWRENCE RAHMIG AARON M RAHN EMILY PAIGE RAHN BRETT M RAHRER
RIYAS KHAN R RAHUMADULLA M BHARATH RAI MANUEL WAYNE RAICIES BENJAMIN RAIGOZA JR JERRY A RAINES PERRY JOSEPH RAINES ANDREW F RAINEY EDDIE LEBARONE RAINEY HAROLD RAINEY LANDON B RAINEY JOE COREY RAINS JOE B RAINWATER III
VARSHA RAJ KUMAR HARRIKRISHNAN RAJA NATHIYA RAJA VALLI RAJA JOSHUA H RAJAEE SRIKANTH RAJAGOPAL ESWARLAL RAJAN KANCHANA RAJANAND JEEWANA RAJAPAKSA LAKSHMANAN RAJASEKAR SHAJU RAJENDIRAN GANESHKUMAR RAJENDRAN
LAKSHMANAN RAJENDRAN PARAMASIVAM RAJENDRAN KARMEGAM R RAJENDRAN J ARULPRAKASH RAJENDREN JEBA RAJ RAJENDREN CHITHRA RAJESHKANNAN SANJAY RAJESHKANNAN RIGEL RAJPAULSINGH DEVI RAJU MICHAEL W RAKESTRAW KADYN RAKOW
NICHOLAS HOWARD RALEIGH RONALD MICHAEL RALEY BRADEN LEVI RALPH ANTHONY D RALSTON CINDY RALSTON MOHANRAJ RAMACHANDRAN SUJATHA RAMACHANDRAN DEVARAJ R RAMADAS R KAMALESH RAMAIYA KALIAPPAN RAMAKRISHNAN
PRABAKARAN RAMALINGAM SARAVANAPERUMAL RAMALINGAM MANIKANDAN RAMAN RAMKUMAR RAMASAMY ANIRUDH RAMBADHAN ZACHARY RAMBIN FERNANDO RAMBLAS ROBERT RAMBLAS DARREN SCOTT RAMBO WALTER FRED RAMBOW III PRIYA RAMCHANDANI
DARIS RAMCHARAN MIGUEL RAMCHARAN RICHARD RAMCZYK GIDEON RAMDHANIE DARIN D RAMER DAWN RAMER JEROLD RAMER JOSHUA DEAN RAMER ZACKERY SCOTT RAMER DEEPAK NA RAMESH KOMBAIAH RAMESH YOGESHSARAVANAN RAMESH
SLOBODAN RAMIC ABNER RAMIREZ AILED RAMIREZ ALEJANDRA NOHEMI RAMIREZ ALFREDO RAMIREZ ANTHONY JULIAN RAMIREZ ARTURO GOMEZ RAMIREZ BILLY J RAMIREZ BRANDON MIZAEL RAMIREZ CANDELARIO RAMIREZ JR CARLOS RAMIREZ CESAR AVILA RAMIREZ
DANTE ALEJANDRO ESCARCEGA RAMIREZ DAVID ALEJANDRO NUÑEZ RAMIREZ DAVID M RAMIREZ DELIA ANGELINA RAMIREZ EDGAR NA RAMIREZ EDUARDO BENITEZ RAMIREZ ELSA BEATRIZ RAMIREZ FERNANDO RAMIREZ FRANCISCO J RAMIREZ HECTOR CERVANTES RAMIREZ
HUGO DANIEL RAMIREZ IVAN RAMIREZ JAVIER RAMIREZ JESUS ANTONIO MORAN RAMIREZ JESUS ROBERTO RAMIREZ JONATHAN L RAMIREZ JONATHON WILLIAM RAMIREZ JOSE L RAMIREZ JOSE A A RAMIREZ JUAN A RAMIREZ JUAN PABLO LOPEZ RAMIREZ
JULIO RUBEN GARCIA RAMIREZ JUSTIN ALEXANDER RAMIREZ LINDA A RAMIREZ LORENZO RAMIREZ MARIO HENRY RAMIREZ MARIO SOLANO RAMIREZ MICHAEL RAMIREZ MIGUEL ANGEL RAMIREZ MOISES RAMIREZ PAMELA M RAMIREZ PASCUAL RAMIREZ
RAFAEL EDUARDO RAMIREZ RODRIGO RAMIREZ ROMAN FRANCISCO RAMIREZ ROXANNE RAMIREZ RUBEN RAMIREZ SALVADOR F RAMIREZ SAUL RAMIREZ SERGIO RAMIREZ SERGIO A RAMIREZ SHAWN L RAMIREZ SONIA SEGURA RAMIREZ STEVE L RAMIREZ
TRANQUILINA FLOR DEL ROSARIO RAMIREZ VICTOR DAVID RAMIREZ ALEJANDRO RAMIREZ MARTINEZ JOSIAH ALEJANDRO RAMIREZ MARTINEZ CARLOS ALBERTO RAMIREZ RAMIREZ MIGUEL ANGEL RAMIREZ ROMERO JORGE RAMIREZ-CABRERA ELISEO L RAMIREZ-PAZ
RAJIV RAMKHELAWAN DENNIS RAMKISSOON ANUSHA RAMKISSOON-FORTE JESSICA RAMLOCHAN SEERAM RAMLOCHAN BENJAMIN DAVID RAMM LENNART RAMM CARTER WINSTON RAMMES SUNEAL RAMNATH GERALYN M RAMOLD CRISTOBAL RAMON
ALFREDO NONE RAMOS GARI RUIZ RAMOS HENRY RAMOS JOSEPH RAMOS LUIS RAMOS LUIS ALBERTO RUIZ RAMOS MARCOS A RAMOS MARIO A RAMOS MAXIMO RUIZ RAMOS ROBERT JOSEPH RAMOS ROBERTO WALTER RAMOS VLADIMIR RAMOS
LUIS ENMANUEL RAMOS LOPEZ CRISTIAN R RAMOS OLAVES YUNIESKY RAMOS PINTADO SANDRA RAMPERSAD SHOBHA RAMPERSAD CLIFFORD E RAMPTON JOEL J RAMPULLA JOEL J RAMPULLA RONNIE RAMSARAN RYAN RAMSAWAK AIMEE ALLISON CIPICCHIO RAMSAY
TAYLOR RAMSAY KRISTOPHER R RAMSDELL MITCH RAMSDELL BENJAMIN T RAMSEY CHRISTOPHER ROSS RAMSEY CLIFFORD A RAMSEY GREGORY D RAMSEY JASON FLETCHER RAMSEY JOHN DONTA RAMSEY KELTON D RAMSEY LOGAN ALEXANDER RAMSEY
NILES DEJEAN RAMSEY PETER W RAMSEY TRAVIS C RAMSEY CHRISTOPHER J RANALLI JOSHUA RANDAHL THOMAS B RANDALL TIM RANDALL WILLIAM D RANDALL MITCHELL JOSEPH RANDAZZO HUNTER JAY RANDL BRIAN VINCENT RANDLE CASEY B RANDLE
CORNELIUS D RANDLE DANA C RANDLE CHAD M RANDLES MICHAEL A RANDLES CHASE S RANDOLPH GABRIEL KANE RANDOLPH JAMES M RANDOLPH JERRY RANDY RANDOLPH MARK E RANDOLPH SEAN H RANDOLPH SUMMER K RANDOLPH BENJAMIN M RANES
CAROL A RANES CHRISTOPHER E RANES DARRELL W RANES MANOJ KUMAR RANGARAJ ALFONSO RANGEL JR ANGEL RANGEL ANTONIO RANGEL GUADALUPE DE JESUS RANGEL ISAAC ZAMIR RANGEL OSCAR FERNANDO RANGEL SEBASTIAN RANGEL AARON RANGEL FUENTES
LUIS RANGEL HINOJOSA MITCH RANGER DATHAN RICHARD RANJEL JAMES L RANK KARL CALVIN RANKIN III MARKITA RANKIN SHELDON LEE RANKIN CHAD RANSBOTTOM COLTON CHAD RANSBOTTOM KEITH L RANSEN LARRY KEITH RANSOM CAMERON B RANTON
MICHAEL ANTHONY RANUCCI JR SITHARAMA RAO JOHN ALAN RAPACZ CARL RAPER III JOSHUA SHAUN RAPER JASON L RAPIER JENNIFER H RAPIER JOSHUA E RAPIER GREGOIRE D RAPILLARD ASHLEY ROSE RAPKA JAMES MATTHEW RAPP COLE MASON RAPPOLEE
PHILIP J RARDON ATHEER RASHID GREGORY S RASMUSSEN JOSHUA R RASMUSSEN KORINNE RASMUSSEN MITCHELL RASMUSSEN RUSSELL E RASMUSSEN RUSSELL E RASMUSSEN II RUSTY J RASMUSSEN TERRY L RASMUSSEN TYLER TRENT RASMUSSEN AMRAL RASOOL
MOHAMED RASOOL MOHIDEEN CHARLES ANDREW RASPBERRY CHARLESTON PAYTON RASPBERRY DAKOTA G RASSMAN JOHN FULLER RAST MATTHEW GLEN RAST MICHAEL ANDREW RAST MOHAMED RASUL MYDEEN RODGERS RATCLIFF TIMOTHY E RATCLIFF
TERRY H RATH SUTHAHAR R RATHA KRISHNAN S MARTHAMMAL RATHANAM MICHAEL STEPHEN RATHBURN DEVARAMACHANDRAN RATHINASAMY CHRISTOPHER L RATLIFF SAMUEL RATLIFF FREDERICK FREDDELL RATTLER MATHEW RATTRAY VALERIE L RAU BLAKE E RAUCH
TIMOTHY J RAUCH ARTURO RAUDALES GARCIA ASIM RAUF JOHNNY WADE RAULERSON JR NELSON RAVELO RICKY RAVENELL SHAWN D RAVENELL PAUL R RAVENS MADHAN R RAVI K SARAN KUMAR RAVI KUMAR MADHUBALA RAVICHANDRAN DENISH BABU R RAVICHANDRAN D
PRAVEEN RAVICHANDRAN M SAKTHI RAVINDRAN SUBATHRA RAVINDRAN JAMES A RAWLINGS DIANNA CHRISTINE RAWLS DONNIE NORMAN RAWLS GEOFFREY O RAWLS DUANE RAWLUK AMON RAY CHRISTOPHER J RAY CHRISTOPHER LASHON RAY DAVID GORDON RAY
DAVID LEGRAND RAY II DEREK L RAY DEREK L RAY DEZMONDE RAY DONNIS JEAN RAY JAMES C RAY II JASON D RAY JERRY W RAY JOHN MICHAEL RAY JONAH RAY JOSHUA RAY JUSTIN D RAY KARL LEANELL RAY KEVIN D RAY LAURA RAY LEAH MARIE RAY RANDY RAY
ROBERT GRANT RAY SCOTTIE L RAY ZACHARY KENT RAY JOSEPH D RAYAS BRANDON R RAYBORN JESSE J RAYBURN ROBERT LEE RAYBURN II ERNEST RAYFIELD HECTOR OMAR GAETA RAYGOZA SHAUN MICHAEL RAYHILL CHASE M RAYLE ELIZABETH R RAYLE GARY RAYMER
LISA A RAYMER MICHAEL BERNARD RAYMON DARREN RAYMOND EDYE RAYMOND JON S RAYMOND NOAH LARRY RAYMOND CHRISTOPHER J RAYNER DEREK ALONZO RAYO JOSE D RAYO COLTON JAMES RAZER MARK A RAZER BRUCE D REA MICHAEL REA
DYLAN BLAKE REACH JASON LAYNE REACH DANIEL LEE READ JOHNATHAN K READ ALLEN J READEL DAKOTA LAWRENCE READEL DAVID V READING ADRIAN ROOSEVELT READUS LARS G REAFLER CLEMENT A REAGAN DAWN RENEE REAGAN GARY EDISON REAGAN
JUSTIN D REAGAN MERRIDETH MICHELLE REAGAN TONYA R REAM JOSHUA STEPHEN REAMES NATHAN REAP JERRY CHRISTOPHER BRANDON REASON JOEL ANDREW REASON MARTIN D REBBEC RUDY REBETERANO BETTINA CLAIRE REBMAN EDUARDO REBOLLAR
ALLISON LOUISE REBOTTARO MAX L REBOTTARO KRISTOPHER REBSTOCK SHANE RECE RAMON RECHY NICHOLAS R RECINDUS MARK D RECKER COLIN CURTIS RECORD HUNTER R RECORDS DEREK JACOLB RECTOR DAYNE REDBEAR BROOKLYN NICOLE REDDEN
CHRISTOPHER REDDEN MATTHEW CALEB REDDEN STEPHEN REDDEN DEVAIL A REDDIN CARLIE J REDDING MAHESH GANGASANI REDDY TIMOTHY W REDENBAUGH KOREEN RESHELL REDIX LESLIE MICHELLE REDMON NEAL W REDMON NICHOLAS R REDMOND
BENJAMIN LEE REECE DRAVEN MICHEAL EDWARD REECE JUSTIN CORT REECE LAYNE WYATT REECE MALINDA K REECE NICOLE ELIZABETH REECE AMOS REED BRIAN TERELL REED CAMERON REED CHRISTOPHER ROBERT REED CLYDE E REED CODY JOE REED
COLTON JOHN EUGENE REED CURTIS ANTHONY REED CYNDEE REED DEVIN LEWIS REED GERRIT E REED JAMIE LYN REED JARED M REED JASON M REED JOHN EDWIN REED KEVIN M REED KIM MARIE REED LARRY REED LEIGH J REED LISA J REED MARK REED
MARTY J REED OWEN MICHAEL REED RENE REED ROBERT S REED RUSSELL REED RYAN KENDRICK REED SAMUEL MYLES LENTZ REED SPENSER JACK REED TANNER S REED TERRICA TIRRIA REED TIMOTHY D REED ZACH VINCENT REED BYRON JAHOSH REEDER
JASON T REEDER THOMAS L REEDER JAMES M REEDER THOMAS DAVID L REEDY GAVIN ROSS REEL STEVEN M REEPS H BRADLEY REES KRISTINA MARIE REES ALEK BENJAMIN REESE DANIEL J REESE DIKEEYE DONELL REESE JACOB I REESE JEFFREY W REESE
NICHOLAS J REESE TARRIA REESE TOMMIE L REESE WALTER L REESE CLAYTON E REETER SR ALEXANDAR KEEGAN STARK REEVES ARCHIE M REEVES BRANTON GLENN REEVES CAM DAVID REEVES COLLIN REEVES JACKIE D REEVES JUSTIN M REEVES LARRY D REEVES
LUKE ALSTON REEVES MELISSA REEVES MICHAEL RAY REEVES PHILIP BLAKE REEVES ROBERT V REEVES JR STEFANIE L REEVES STEPHEN H REEVES TIMOTHY J REEVES ZACHARY B REEVES RICK SAMMY REFIT PHILLIP REGALADO MATTHEW PEREZ REGAN
HARLEY MERTON REGISTER KENNETH REGISTER ROBERT M REGISTER JR RODNEY HOWARD REGISTER RONNIE TYLER REGISTER BRADLY JOSEPH REGNIER NATHAN CHARLES REHMER JUSTIN DAVID REHWINKEL DORIANN G REICH KOREY FORREST REICHARDT
TOBYJOE NA REICHARDT ALLEN DICK REICHENBERG KYLE CHRISTOPHER REICHERT MICHAEL REICK BRANDON A REID BRANDON ALAN REID COLE REID CORY DEAN REID DANIEL REID DAVID A REID DENNIS REID DONALD REID KENNETH D REID MICHAEL REID
RAYMOND JUNIOR REID II SCOTT A REIDT MICHAEL P REIDY SHAYLEE M REIFEL EVAN JAMES REIGHARD TERRY L REIGLE TYLER JAY REIKOFSKI DAVID B REILLEY JASON D REINER JOEY A REINER BRITTANY N REINESCH JOHN H REINHARDT SCOTT REINHARDT
DAVID M REINHART JACOB P REINHART LUCAS J REINHART MICHAEL REINKE MICHAEL D REINKEN NICHOLAS J REINOEHL PHILIP C REINOEHL TODD E REINOEHL AUNDREA MARIE REIS KYLE N REISENWEBER CLINT O REISNER LUKE A REISNER SHAWN LAMAR REISS
WAYNE E REISSMANN MARK DANIEL REIST TAMI REITH TAMI REITH KIMBERLY ANNE REITZ DAVID REKIETA KAREN RELFE KIRK D RELLES KOLTON D RELLES JENNIFER M RELYEA RONEY REMI EUGENIO REMIGIO MARCELO JUSTIN REMIRATA ALIAH REMOQUILLO
BROOKS L REMP ADAM W REMPFER DALLAS RENAUD KEVIN LLOYD RENCK ZSUZSANNA RENDECZKY CRYSTLE-LYNN RENDON MAGDALENO CARRILLO RENDON TAYLOR RENDON CORY AARON RENFRO JASON M RENFRO CECIL M RENFROE DUSTIN W RENFROE
FLETCHER RENFROE SAKTHIVEL RENGANATHAN SENTHILKUMAR RENGANATHAN KADIS E RENIER STACEY C RENISON JORDEN RENKAS JOSHUA RENNEBOOG KIMBERLEY A RENSO ALEXANDER CABRALES RENTERIA JOSE DE JESUS SANDOVAL RENTERIA MARCO RENTERIA
MARIA RENTERIA JOHN PAUL RESCHENBERG WILLIAM THOMAS RESCHENBERG BRALLAN JULIAN AGUILAR RESENDIZ LEOPOLDO RESENDIZ-RAMIREZ DIANA RESTREPO CASTRO ALFRED RESURRECCION GAGE T RETHWISCH MIRIAM GABRIELA LOPEZ RETIS
JOSE ANTONIO RETIZ ROGER MERRILL RETTIG IV AMANDA RAE HISE RETZINGER CALVIN S RETZLAFF ERIC S RETZLAFF SHAWN C REUILLE SHELBY REULET BRANDON DAVID REUSCH ARMIN NA REUTER ETHAN REUTER BILL C REVELL DUSTIN C REVELL GUY S REVELL
JAMES R REVELL SR ALLEN REVELLE MARLIN R REVERTS LUVENIA MAE REVIS DANIEL RUNZE REXICKER BRANDON WAYNE REXROADE ALEJANDRA SHARAI REYES BARBARA JEAN REYES CARLOS A REYES EDUARDO REYES ELVIS REYES ERNESTO BARUC ALVAREZ REYES
FRANCISCO REYES GILBERTO ROBLES REYES JAVIER G REYES JESUS M REYES JOHNNY R REYES JOSE J REYES JOSE LUIS GALEAS REYES JOSE RAUL TINOCO REYES JOSE ALFREDO DIAZ REYES MARCUS LEE REYES MARIO ALBERTO GUILLERMO REYES RAYMOND LEONEL REYES
RONIE REYES ROSA ALICIA SOLIS REYES SAID REYES VIRGILIO GONZALES REYES ALEJANDRO NA REYES JIMENEZ MIGUEL REYES-DIAZ OCTAVIO REYES-GARCIA OCTAVIO REYES-REYES SOYLA PATRICIA REYNA OSCAR EMMANUEL REYNAGA ANTHONY REYNOLDS
BILLY WAYNE REYNOLDS BRIAN KEITH REYNOLDS BRIAN L REYNOLDS CHRISTOPHER REYNOLDS CHRISTOPHER NEWLIN REYNOLDS DANIEL L REYNOLDS DAVID REYNOLDS DAVID L REYNOLDS DAVID T REYNOLDS DEVIN D REYNOLDS GREGORY D REYNOLDS
HIRAM MATTHEW REYNOLDS JAMES SCOTT REYNOLDS JODY L REYNOLDS MELEAH B REYNOLDS QUENTIN D REYNOLDS SCOTT T REYNOLDS SETH H REYNOLDS STEPHEN LEROY REYNOLDS STEPHEN MICHAEL REYNOLDS STEVEN REYNOLDS TRAVIS REYNOLDS
WILLIAM JAMES REYNOLDS DANIELLE MARIE REYNOLDS-LUSK ABRAHAM SANCHEZ REYNOSO BALDOMERO D REYNOSO FERNANDO REYNOSO AKETZALI REYNOSO VELAZQUEZ JOSHUA J RHEAD ASHLEY RHEES JEFFREY L RHINE CLINTON RHOADES RYAN ADAM RHOADES
BILLY D RHODEN CHARLES L RHODEN CLAY ASHTON RHODEN BRENT AUSTIN RHODES CAROL L RHODES DEBORAH ANN RHODES DEREK RHODES GARY M RHODES GERALD DALE RHODES IRENE C RHODES JARED W RHODES JASON RHODES JONATHAN WHITNEY RHODES
JUSTIN D RHODES KENTRELL RHODES KIMBERLY WEBB RHODES MICHAEL A RHODES MICHAEL J RHODES ROCKY WAYNE RHODES SHELBY D RHODES TYLER KEITH RHODES YOLANDA RHODES BRANDON E RHONEHOUSE TIMOTHY RHYNES JONATHAN M RICARD
RICHARD RICCIARDI ENZO RICCIO CASEY LEIGH RICE CHRIS RICE CHRISTIAN CARDAIN RICE CHRISTOPHER D RICE CLINT E RICE FREDRICK E RICE JENNA RICE KEVIN MICHAEL RICE MATTHEW RICE MICHAEL JOHN RICE NATHANIEL D RICE PAUL D RICE JR PHILLIP RICE
THOMAS H RICE III TRAVIS J RICE TYSON RICE RAY BARBARA RICH CHAD P RICH GARY T RICH JULIE A RICH KIERAN ANDREW RICH NATHANIEL RICH REX L RICH TONY RAY RICH TYLER D RICH CHARLES K RICHARD HAROLD DAVID RICHARD AUSTIN C RICHARDS
DANIELLE RICHARDS DANNY A RICHARDS DAVID RYAN RICHARDS DENISE RICHARDS JESSICA LEANN RICHARDS JOSEPH RICHARDS KATHY JEAN RICHARDS KYLE HAYDEN RICHARDS MATTHEW RICHARDS PETER C RICHARDS SPENCER J RICHARDS TAMERA L RICHARDS
WESLEY J RICHARDS AARON ALLEN RICHARDSON ANTHONY A RICHARDSON ANTWAN LANARD RICHARDSON BENNY RICHARDSON BRENT NELSON RICHARDSON BRETT A RICHARDSON CHAD N RICHARDSON DARRELL EUGENE RICHARDSON DAVIAN DION RICHARDSON
DAVID RICHARDSON DEREK J RICHARDSON DEVIN RICHARDSON DYLAN RICHARDSON EASTON RICHARDSON ERIC E RICHARDSON GEORGE LARRY RICHARDSON GREIG BRANDON RICHARDSON JACKSON BAYLEE RICHARDSON JACOB T RICHARDSON JAMES SCOTT RICHARDSON
JEFFREY B RICHARDSON JOHN KENNEDY RICHARDSON JONATHAN R RICHARDSON JUSTIN PAUL RICHARDSON KIERON RICHARDSON KYLE J RICHARDSON MARLON RICHARDSON MATTHEW BLAIR RICHARDSON MICHAEL E RICHARDSON MONIQUE KIMIKO RICHARDSON
MONTEZ DEVON RICHARDSON NATHANIEL RICHARDSON JR NEDRA COLETTE RICHARDSON PATRICK R RICHARDSON ROBERT RICHARDSON ROBERT LAMAR RICHARDSON ROBERT WARREN RICHARDSON SCOTT A RICHARDSON SHAPHAN R RICHARDSON SHAWN D RICHARDSON
SLOAN STEPHEN RICHARDSON STEPHEN W RICHARDSON TAYLOR T RICHARDSON TED L RICHARDSON THOMAS ALEXANDER RICHARDSON TINA GAYE RICHARDSON TROY RICHARDSON TROY R RICHARDSON WADE CLAYTON RICHARDSON WILLIAM JOE RICHARDSON
WILLIE J RICHARDSON ZACHARY LEE RICHARDSON STEVEN RICHAUR ASHLEY RENEE RICHBURG DANIEL PERRY RICHBURG MEAGAN RICHERZHAGEN WILLIAM L RICHERZHAGEN BRANDON COOPER RICHEY JOHN TYLER RICHEY LORNA K RICHEY RANDALL PATEN RICHEY
TYSON D RICHEY MATTHEW PAUL RICHGELS GERALD J RICHIE BENJAMIN P RICHLING JEREMY A RICHMAN JOSHUA CLYDE RICHMAN ALEXANDER AUSTIN RICHMOND FREDRICK RICHMOND JENNIFER RICHMOND JUSTIN HERBERT RICHMOND BRIAN L RICHTER
BRIAN M RICHTER II JASON A RICHTER TIFFANY M RICHTER CARL ALLAN RICKARD TIMOTHY RICKARD JARED DANIEL RICKETT JUSTIN DURAN RICKETT PAUL EDWIN RICKETT MARCY A RICKETTS SHELBY SAVANNAH RICKETTS BRODIE SCOT RICKMAN KENNETH RICKMAN
KENNETH CRAIG RICKMAN LESLIE BRIAN RICKMAN LONNIE J RICKMAN GRADY CHADWICK RICKS JOHN E RICKS MATTHEW RICKS ERIC RICO LUIS EDUARDO RIVERA RICO BRANDON W RIDDELL JOHN H RIDDELL LAURA RIDDELL ROBERT RIDDELL BRIAN KEVIN RIDDICK
JAMES R RIDDICK PATRICK L RIDDICK WILLIAM C RIDDICK JR JASON W RIDDLE LARRY D RIDDLE TIM E RIDDLE RYAN STEPHENSON RIDENHOUR GEOFFREY RIDENOUR ADAM R RIDER JOSEPH M RIDER KYLE LEE RIDER RANDALL D RIDER KYLE BRADLEY RIDGE
CECIL NORWOOD RIDGILL III RAE RIDGWAY-SNYDER JOHN WESLEY RIDINGS ZACHARY RYAN RIECK JAYSON A RIEDEL DAVID T RIEGER MICHAEL R RIEGER COURTNEY FEINER RIEGLE BRAD RIEMENSCHNEIDER CHAD WILLIAM RIEMENSCHNEIDER ADAM RIES STUART W RIES
DOUGLAS P RIESBERG JUSTIN L RIESE DOUGLAS D RIFE GARY K RIFFLE JR JAMES MATTHEW RIFFLE TYLER S RIGBY DEREK N RIGGS IAN MAUPIN RIGGS JACOB S RIGGS JAMES STERLING RIGGS JASON RIGGS JASON A RIGGS KEVIN LEE RIGGS KRISTY D RIGGS
LYLE RIGGS MATTHEW LANCE RIGGS RANDALL JACKSON RIGGS ROGER D RIGGS MADISON ANN RIGSBY MICHAEL BRANDON RIGSBY ZACHARY RIHM SANAM RIJAL FREEMAN E RIKARD AIDEN RILEY ANTHONY JOSEPH RILEY ASHLEY ANN RILEY CHAD C RILEY
CHRISTOPHER M RILEY DONALD L RILEY SCOTT J RILEY STEPHEN A RILEY SULAIMON RILWAN DARYL RIMMER RHETT RINACA ART RINBOLT JESSE R RINCON JULIO CESAR PINTADO RINCON MIGUEL A RINCON-GONZALEZ TIMBER RINDERKNECHT JOSHUA RINDLISBACHER

BEAU L RINEHART GLENN E RINEHART JOSEPH BARRY RINEHART JR MEAGEN NICOLE RINEHART RUSS A RINEHART SAMUEL HUNTER RINEHART TIMOTHY JAMES RINEHART ZACHARY WILLIAM RINEHART JESSICA RINES PHILIP GREGORY RINEY STACEY CHARLES RINEY
DANIEL RYAN RING FERJERALD R RINGER LAMONICA RINGER TIFFANY MARIE RINGER SHANE MATTHEW RINGLUND CLAYTON RINGROSE ADRIAN PAUL RINGUS JONATHAN D RINKINES NICHOLAS P RINKS ALEXIS RIOS CHRISTOPHER R RIOS HERMILO PENA RIOS
JESUS MANUEL ACEVES RIOS MICHAEL A RIOS VICTOR RIOS ADYANES RIOS ADORNO EFRAIN RIOS ESTRADA JOSE MIGUEL RIOS LOPEZ ANTHONY RIOUX KENNETH JAVARIS RIPPY TRISTA NYCHOLE LEE RIPPY FRANCISCO RISCAJCHE COTOC JEFFREY RISDILL
JOHN ALLEN RISHER ROBERT EDWARD RISHER PAUL A RISING DANIEL J RISINGER MAURICE T RISK HUNTER L RISKEN BRANDY D RISNER NICHOLAS B RISNER RICHARD T RISNER KYLE JAMES RISOR RYAN T RISTAU SHANNON E RISTAU CHRISTOPHER WADE RISTER
DANIEL THOMAS RISTON CHASEN RITCH CODY A RITCH GEORGE A RITCH COLBY RITCHEY DANIEL M RITCHEY DEVONA JEAN RITCHIE-HAYSLIP KENADIE RITSCO SAMUEL R RITTENBERRY CURTIS RITTER JACKSON RITTER JUSTIN SCOTT RITTER KHARY RITTER
ADAM R RITTERMEYER CALEB KENNETH RITTSCHER ARMANDO A RIVAS CECILIO RIVAS JR JESSE A RIVAS OSCAR RIVAS ADAN ROBLEDO RIVERA BERTHA ALICIA HERNANDEZ RIVERA BILLY JACK RIVERA DANYELLE LEE RIVERA ELSA RIVERA JASON P RIVERA
JEOVANNI RIVERA JORDAN ANTHONY RIVERA JOSE GERARDO RIVERA JOSEPH ANTONY RIVERA JUAN ANDRES SERVIN RIVERA KAREN NICOLE RIVERA LENNY ANTHONY RIVERA LIVIO M RIVERA LUIGUI RIVERA LUIS E RIVERA MANUEL E RIVERA MARISA DENISE RIVERA
RAFAEL F RIVERA VICTOR RIVERA JOSE M RIVERA VASQUEZ OMAR RIVERA VAZQUEZ ANGEL D RIVERA-NEVAREZ ORLEYDIS RIVERON ALLEN RIVERS JOHN A RIVERS JOHN R RIVERS JUSTIN LERAND RIVERS SCOTT A RIVERS SERGIO ROMAN RIVOS JEFFREY KEITH RIZER
ANDY BELEN GONZALEZ RIZO HECTOR DANIEL RIVERA RIZO DEJAN RIZVAN JOHN F RIZZUTO DANIEL D ROACH JEREMY ROACH SCOTT ROACH JUN ROALLOS LACY LEANNE ROARK DANIELLE ERIN ROATE ANDREW ROBAR EVAN ROBB BRADLEY KEITH ROBBINS
DEREK ANTHONY ROBBINS KENNETH J ROBBINS PHILIP J ROBBINS RANDY ALAN ROBBINS ROBERT D ROBBINS SHAWLAN V ROBBINS SHEPHERD THOMAS ROBBINS PIERRE-OLIVIER ROBERGE CLEVELAND ROBERSON DUSTIN WAYNE ROBERSON ERNEST A ROBERSON
HERBERT A ROBERSON JEFFERY S ROBERSON JEREMY E ROBERSON JEREMY EUGENE ROBERSON JR LEONARD JASON ROBERSON ROBERT L ROBERSON SHELDON DEWITT ROBERSON WILLIAM C ROBERSON WILLIAM SILAS ROBERSON AUSTIN W ROBERT AMANDA ROBERTS
BRENDAN PAUL ROBERTS BRIAN E ROBERTS CHARLES A ROBERTS CHARLES JOSEPH ROBERTS CHRISTIAN ANTHONY ROBERTS CHRISTINA KAY ROBERTS CHRISTOPHER A ROBERTS CLAYTON JARED ROBERTS CODY BRYANT ROBERTS CRAIG THOMAS ROBERTS
DANIEL ROBERTS DANIEL B ROBERTS DAVID ROBERTS DAVID ROBERTS DONOVAN RAY ROBERTS DUSTIN LEIGH ROBERTS GARY WAYNE ROBERTS JACOB ROBERTS JAMES ERWIN ROBERTS JAMES M ROBERTS JARED MARK ROBERTS JEFFERY WINSTON ROBERTS
JEFFREY ROBERTS JEFFREY LANDON ROBERTS JESSE LLOYD ROBERTS JOHN ALLAN ROBERTS JONATHAN EARL ROBERTS JOSH D ROBERTS KADEN JUSTIN ROBERTS KATHLEEN RIGNEY ROBERTS KENARD LEON ROBERTS KEVIN ALAN ROBERTS LISA ROBERTS
MARK L ROBERTS MATTHEW D ROBERTS MELISSA JEANNE ROBERTS MICHAEL S ROBERTS PATRICIA ROBERTS REBECCA ANN ROBERTS ROY KEITH ROBERTS RUSSELL WAYNE ROBERTS SCOTT D ROBERTS SEAN M ROBERTS SUZANNE ALLEN ROBERTS TIMOTHY S ROBERTS
TRISTAN KYLE ROBERTS WILLIAM HENRY ROBERTS ZACHARY STEVEN ROBERTS ANDREW ROBERTSON CHARLES D ROBERTSON COLLEN W ROBERTSON DANIEL KYLE ROBERTSON DARRELL JEFFERY ROBERTSON ETHYN M ROBERTSON JARRET ROBERTSON
JENNIFER LYNN ROBERTSON JOHN MARCUS ROBERTSON JULIAN A ROBERTSON KATELYN ELIZABETH ROBERTSON KENNETH A ROBERTSON LEROY ROBERTSON LOGAN ROBERTSON LORENZO J ROBERTSON LOUIS REED ROBERTSON LUKAS BRADLEE ROBERTSON
MARTIN DARIAN ROBERTSON NICHOLAS DAVID ROBERTSON RICHARD LEE ROBERTSON SEBASTIAN PAYTON ROBERTSON SHIRLEY ANN ROBERTSON TERRY ROBERTSON THARON J ROBERTSON TRACI L ROBERTSON WARREN SCOTT ROBERTSON KRISTINE G ROBEY
SONY ROBILLARD TERRY ROBILLARD KEVIN W ROBINETT KURT M ROBINETTE ANTONIO DETRE ROBINSON BRIAN H ROBINSON BROCK MARVIN ROBINSON CASEY ALLEN ROBINSON CHRISTIAN JORDAN ROBINSON CODY RYAN ROBINSON DEREK D ROBINSON
EARL ROBINSON FRED CURTIS ROBINSON GARY LEE ROBINSON GILLIAN ROBINSON GRAGORY ROBINSON GREGORY BERNARD ROBINSON JAMES WILLIAM ROBINSON JASON M ROBINSON JAVEREAU SHERRON ROBINSON JEFFREY D ROBINSON JEFFREY LEE ROBINSON
JESSE L ROBINSON JOHN C ROBINSON JOHN M ROBINSON III JONATHAN CALEB ROBINSON JOSHUA ERNEST ROBINSON JUSTIN CRAIG ROBINSON KENNETH B ROBINSON KENNETH D ROBINSON KIRSTEN ELIZABETH ROBINSON KYLE LANDON ROBINSON LARRY G ROBINSON
LEAH NICOLE ROBINSON LISA MICHELE ROBINSON MARKEL ROBINSON MATTHEW CHANDLER ROBINSON MEAGHAN DUGUO ROBINSON MELVIN L ROBINSON MIKAYLA BROOKE ROBINSON MITCHELL D ROBINSON NATHAN DANIEL ROBINSON NICHOLAS AARON ROBINSON
PATRICK G ROBINSON PATRICK S ROBINSON PHILL R ROBINSON RANDY ERROLL ROBINSON RANDY LYLE ROBINSON ROBERT A ROBINSON RYAN W ROBINSON SHADD D ROBINSON SHAKERRA ROTHRESA ROBINSON SHANE DONOVAN ROBINSON STANLEY J ROBINSON
STUART ROBINSON THOMAS ANDREW ROBINSON TYKEL DUPREE ROBINSON SR TYLER AUSTIN ROBINSON CAMERON J ROBISON DAVID S ROBISON LAURA C ROBISON MILFORD D ROBISON DANIEL ALLEN ROBLEDO FERNANDO ROBLEDO GERARDO MANUEL ROBLEDO
ISAIAH PATRICK ROBLEDO JORGE ROBLEDO JOSE ROBLEDO AGUSTIN GUTIERREZ ROBLES GRECIA MARIELLA ROBLES JUAN FRANCISCO ROJAS ROBLES NESTOR GONZALEZ ROBLES EDGARD ROBLETO CANTILLANO DILLON R ROBOKOFF ALEX JOSEPH ROCCHI
ALDO ANTONIO RIOS ROCHA IVAN ROCHA JESSICA GRISELDA ROCHA MARY LOUISE ROCHA KENNETH DEAN ROCHAT BRIAN ROCHE DARRIN M ROCHE DAVID ROCHE JAMES ROCHE RYAN DUTCH ROCHE ANIL SAMUEL DAVIAN ROCHESTER SHANNON ROCHON
CHRISTOPHER MARTIN ROCK KOLTIN GABRIEL ROCKERT JEFFREY L ROCKEY BRIAN M ROCKFORD LADORIS C ROCKMORE CRAIG S ROCKWELL DUSTIN GREGORY ROCKWELL LOGAN MATTHEW ROCKWELL JAMES K ROCOLE RONALD D ROCZNIAK DAVID W RODDEN
LARRY B RODDEY DONALD WAYNE RODEN JEREMIAH T RODENBAUGH JAMES DAVID RODENBERG ALEXANDER F RODGERS DANIEL HAROLD RODGERS DEREK M RODGERS GREG A RODGERS JAMES C RODGERS MARSHALL JERMAINE RODGERS NATHANIEL L RODGERS
PERRY F RODGERS RACHELLE L RODGERS SCOTTIE RODGERS SHERRIE L RODGERS TAMIKA DANIELLE RODGERS STEVEN RODKEY PERIANN J RODMAN CARLOS A RODRIGUES JESSE RODRIGUES ABISMAEL RODRIGUEZ ADRIAN RODRIGUEZ AGUSTIN LOPEZ RODRIGUEZ
ANA RODRIGUEZ ANA ARACELI HERRERA RODRIGUEZ ANDREW ARTHUR RODRIGUEZ ANGEL RODRIGUEZ ANGEL ARTURO VENEGAS RODRIGUEZ ANGEL EDUARDO RODRIGUEZ ARACELI ROMERO RODRIGUEZ ARELI FERNANDA TORRES RODRIGUEZ AURELIA ELENA RODRIGUEZ
BARBARO LUIS RODRIGUEZ BRANDON ALEXANDER RODRIGUEZ CARLOS E RODRIGUEZ CONSUELO RODRIGUEZ CORY M RODRIGUEZ DAISY C RODRIGUEZ DAMIAN RODRIGUEZ DANIEL L RODRIGUEZ DOMINIC S RODRIGUEZ EDUARDO GUTIERREZ RODRIGUEZ
ERICK REYES RODRIGUEZ ERIK MICHAEL RODRIGUEZ FABIOLA FLORES RODRIGUEZ FERNANDO CARRILLO RODRIGUEZ FILIBERTO RODRIGUEZ FRANCISCO JAVIER ESCAMILLA RODRIGUEZ FREDY RODRIGUEZ GEOFFREY LEE RODRIGUEZ GERARDO RAMON RODRIGUEZ
HECTOR ANTONIO RODRIGUEZ JAIME ORLANDO RODRIGUEZ JENIFFER RODRIGUEZ JENIFFER RODRIGUEZ JESUS RODRIGUEZ JESUS ALFREDO BELTRAN RODRIGUEZ JESUS M RODRIGUEZ JESUS TORRES RODRIGUEZ JILL ANN RODRIGUEZ JOEL RODRIGUEZ
JORGE ARMANDO RODRIGUEZ JOSE RODRIGUEZ JOSE A RODRIGUEZ JOSE A RODRIGUEZ JOSE ANTONIO RANGEL RODRIGUEZ JOSE LUIS SOSA RODRIGUEZ JOSE R RODRIGUEZ JOSE R RODRIGUEZ III JOSE RAMON LOPEZ RODRIGUEZ JOSEPHINE RODRIGUEZ
JUAN CARLOS RODRIGUEZ JUAN FERNANDO RODRIGUEZ JUAN M RODRIGUEZ JUAN MANUEL RODRIGUEZ JUAN MARTIN RODRIGUEZ JUAN PABLO LARA RODRIGUEZ JULIA DEL CARMEN RODRIGUEZ JUSTIN RODRIGUEZ JUSTIN LEE RODRIGUEZ KARLA RODRIGUEZ
KATELYNNE N RODRIGUEZ KEVIN RODRIGUEZ KRISTY STEPHANIE RODRIGUEZ LORENA RODRIGUEZ LUIS ALBERTO MILLAN RODRIGUEZ LUIS ANGEL RODRIGUEZ LUIS C RODRIGUEZ LUIS D RODRIGUEZ LUIS FERNANDO RODRIGUEZ MARCIA RODRIGUEZ MARCO A RODRIGUEZ
MARGARITA ORTIZ RODRIGUEZ MARIANA RODRIGUEZ MARIO ALBERTO GARCIA RODRIGUEZ MARIO ALBERTO VELASCO RODRIGUEZ MARTHA ALICIA RODRIGUEZ MARTIN ALEJANDRO FACUNDO RODRIGUEZ MARY LOU RODRIGUEZ MOISES ABRAHAN RUIZ RODRIGUEZ
NICHOLE RODRIGUEZ PEDRO RODRIGUEZ RAUL RODRIGUEZ REYNA LETICIA RODRIGUEZ RICARDO RODRIGUEZ ROBERTO RODRIGUEZ ROBERTO RODRIGUEZ SERGIO C RODRIGUEZ TINA MARIE RODRIGUEZ TONY RODRIGUEZ RAMON RODRIGUEZ AGUIRRE JR
RAMIRO RODRIGUEZ AGUSTI MIGUEL HERNAN RODRIGUEZ ALBARRAN JORGE DANIEL RODRIGUEZ ALVAREZ ERICK ARTURO RODRIGUEZ CARPIO ROLANDO RODRIGUEZ CASTRO NORMAN G RODRIGUEZ FUNEZ GENARO RODRIGUEZ GARZA RANDY RODRIGUEZ GONZALEZ
SERGIO A RODRIGUEZ GONZALEZ CAROLINE NICOLE RODRIGUEZ LOPEZ YOEL RODRIGUEZ LOPEZ LUIS RODRIGUEZ MARTINEZ PEDRO IVAN RODRIGUEZ OLIVAS JOSE LUIS RODRIGUEZ PADILLA SALVADOR RODRIGUEZ PRECIADO LUIS ORLANDO RODRIGUEZ SEEDERS
RONALD ROBERT RODRIGUEZ TOLENTINO ENRIQUE RODRIGUEZ UZCATEGUI DONALDO EMMANUEL RODRIGUEZ VALDEZ JOAQUIN A RODRIGUEZ VEGA ANDRES D RODRIGUEZ-MARTIN LUZ E RODRIGUEZ-ROLDAN ANTONETTE M RODRIQUEZ CORNELIO RODRIQUEZ
KATIE ELIZABETH RODRIQUEZ DAVID L ROEDL WILLIAM R ROENFELDT NATHAN E ROESCH BRETT M ROESCHLEIN CODY P ROEWERT GEORGE EDGAR ROFE JOSEPH HENRY ROGAN JR AMANDA BROOKE ROGERS BRYAN L ROGERS CARSON ALLEN ROGERS
CHARLES MICHAEL ROGERS CHARLES P ROGERS CHRISTOPHER ROGERS CHRISTOPHER ROGERS DANNY ROGERS DERIK C ROGERS DONNA A ROGERS DONNA HALEE ROGERS DONTATE L ROGERS DOUGLAS N ROGERS DUSTIN B ROGERS GREGORY P ROGERS
JAMES EDWARD ROGERS JEFFERY A ROGERS JEFFREY S ROGERS JONATHAN P ROGERS LARRY STEPHEN ROGERS MICHAEL ROGERS MONICA ROGERS PAMELA GAYLE ROGERS PATRICK MICHAEL ROGERS REBECCA NICOLE ROGERS SAMUEL ERIC ROGERS SHARON G ROGERS
STEPHEN ROGERS THOMAS C ROGERS JR TYLER ROGERS TYLER SCOTT ROGERS TYLOR JAMES ROGERS VERNON R ROGERS WILLIAM MICHAEL ROGERS SHANNON D ROGERSON EDWARD S ROHDE RYAN C ROHDE TYLER ROHL JOHN W ROHR JOEL E ROHRBACHER
BRYAN J ROHRER STACIA DENISE ROHRER OSCAR ENRIQUE ROJANO ABEL ALEJANDRO ROJAS ADAM ANGEL ROJAS DANIEL J ROJAS EDDY MAURICIO ARELLANO ROJAS JOSE AURELIO DIOSDADO ROJAS MICHAEL ANTONIO ROJAS NICHOLAS ROBERT ROJAS
RAMIRO BANDA ROJAS RICHARD WILLIAM ROJAS RIGOBERTO ROJAS CIPRIANO ROJAS ALVAREZ ADRIAN ROJAS GAYTAN JESUS ALEJANDRO ROJAS ROSALES CHRISTOPHER DAVID ROJO TOORAJ ROKNI JACOB K ROLAND MATTHEW T ROLAND NOAH CARTER ROLF
MONTERRO DEONTE ROLFE DEREK ALAN ROLLAND WESLEY S ROLLINGS BENJAMIN EDWARD DAVID ROLLINS DAVID L ROLLINS EDWARD ROLLINS PHILLIP M ROLLINS KELLY P ROLOFSON JAMES E ROLOSON IRINEO A ROMAN JOSE L ROMAN OSVALDO ROMAN
WILLIAM A ROMAN JR WAYNE ROMANISHAN JR STEVEN LAWRENCE GARY ROMANN JAMES PETER ROMANO TERRAH L ROMANO DANIEL JOSEPH ROMANOS JAYCEE NICOLE ROMANS BRADLEY CALEB ROMEDY ALFREDO CABALLERO ROMERO CELSO ROMERO
DANIEL R ROMERO ERIC P ROMERO ISIDRO ROMERO JOSE EDUARDO ROMERO JUAN CARLOS ESCAREÑO ROMERO KARINA V ROMERO KEVIN R ROMERO LEOPOLDO ROMERO LUIS ENRIQUE ROMERO LUIS M BALDERAS ROMERO MARIA ASUNCION ROMERO MIGUEL ROMERO
OMAR ROMERO RAFAEL ALBERIC ROMERO RICARDO ROMERO RICARDO JAVIER ROMERO VICTOR M ROMERO SERGIO ROMERO SANCHEZ JAMEY BRANDON ROMHILT MICHAEL ROMICH CHRISTOPHER ROMINE DARRELL WADE ROMINE DEBORAH K ROMINE JUSTIN R ROMINE
REGINALD AUGUSTUS ROMINE SCOTT DEAN ROMINE TANNER JOSEPH ROMINE ADOLFO ROMO JR CARLOS JOEL ROMO HERMINIO ROMO JUAN M ROMO ANTHONY ROMO CORTEZ EMMA RONDEAU ROBERT R RONDEAU FRANK RONDON BRADEY A RONEY
SANDRA E RONNFELDT PATRICK A RONSPIES BRITTA ROOK MELISSA LYNN ROOKARD RICHARD D ROOKER RUSSELL J ROOKER RANDY SCOTT ROOKS CAMERON O ROONEY EMILY MARGARET ROONEY STEPHEN ROONEY SHAWN ROOPNARINE ALIJAH J ROOT
ALDRIDGE DWIGHT ROPER DALLAS C ROPER GREGORY B ROPER GREGORY L ROPER TYREL ROPER SAMUEL ROQUEL HERMAN DOUGLAS RORICK BENAHCEO RORIE ANTHONY CARLOS P ROSA JR JAVIER ROSA ALEJANDRO ROSALES JOSEPH ROSALES JOSEPH M ROSALES
LUIS ANTONIO ROSALES MARCO A ROSALES NATHAN ROSALES OSCAR A ROSALES JR ROBERT ROSALES THOMAS J ROSALES JOSE ROSALES TEJEDA DAVID R ROSARIO JOSUE ROSARIO JULIAN ROSARIO JOSE LUIS ROSARIO MARIANO JUAN MIGUEL ROSARIO ROSADO
GUILLERMO GUTIERREZ ROSAS JUAN ARMANDO GALAVIZ ROSAS LUIS MIGUEL ROSAS BRYAN ANDREW ROSASCO JENNA ROSE ROSBACH FRED ALEXANDER ROSCOE TODD A ROSCOE RICHARD ROSCOVICH CHAD TYLER ROSE CODY A ROSE COLTON ROSE CRAIG J ROSE
DILLON WAYNE ROSE ELDEN E ROSE GERALD ROSE JASON M ROSE JAYDEN MYLES ROSE JAYME L ROSE JOHNATHON L ROSE MICHAEL W ROSE NATHAN M ROSE NATHANIEL CORDELL ROSE PAUL E ROSE REX WILLIAM ROSE ROBIN ROSE RYKER ROSE TRAVIS L ROSE
ROWDY LEE ROSEBROCK CHRISTOPHER R ROSEKRANS LARRY ROSEN KEVIN D ROSENAU MICHAEL LEE ROSENBAUM ROBERT D ROSENBAUM ANDREA R ROSENBROCK DAVID R ROSENE ELIZABETH SOPHIA ROSENE ROBERT WYATT ROSENE ADAM L ROSENKRANS
DANIELLE L ROSENKRANS DAVID ROSEWARN ANISH A ROSHAN ASFANDIAR ROSHANGAH CARLOS ROSILLO FERNANDO ROSILLO RUDI J ROSINSKI TYSON RAY ROSKELLEY NATHAN ROSKI ZACHARY ROSKI JAMES ERIC ROSLEVICH ANDREW M ROSS BARBARA LATRICE ROSS
BRANDON ROSS BRIAN A ROSS CHARLES A ROSS CODY LEE ROSS CRAIG ROSS DARREN A ROSS GARRETT LEON ROSS GILBERT ROSS GREGG ALLEN ROSS JR JAMES ROSS JENNA GRAFF ROSS KEENAN A ROSS MICHAEL L ROSS REBECCA ROSS SARAH ROSS
SARAH NICOLE ROSSETER KYLE ROSSI JENNIFER ROSSITER RYAN ROBERT ROSSITER ALEXANDER J ROSSMAN JARED L ROSSMAN DANIEL RYAN ROTENBERRY JOHN WESLEY ROTENBERRY BRIAN DANIEL ROTH DAVID LEE ROTH DEREK ROTH GRANT J ROTH TYLER L ROTH
JOSEPH H ROTHENBURG IV ANTHONY L ROTHERHAM GREGORY A ROTHERMICH CHRISTOPHER M ROTHERT RYAN JAMES ROTHROCK ELYSHA HELENE ROTHSTEIN BRENT A ROTTE SKYLER RICHARD ROTTGER TYLER F ROTTGER MATTHEW J ROTTMAN LARRY ROUNDS
LA'SHANTENA ROUNDS ROGER A ROUNDS JR DILLON REES ROUNDY HUNTER G ROUNSAVILLE RONNIE ROUNTREE ERICK S ROUSE JEREMY CALEB ROUSE KEVIN S ROUSE ELIZABETH A ROUSH GAETAN ROUSSEL ALAN ROUSSON JAMES C ROVITO LARRY EDWARD ROWAN
LAURA BETH ROWAN LYNDON TODD ROWBOTHAM ANDREW JAMES ROWE BRAYDEN NICHOLAS ROWE JASON L ROWE JASON M ROWE MICHAEL ROWE NICOLE ROWE DAVID E ROWELL JR ALEC M ROWLAN JOHN A ROWLAN AARON ROWLAND BETHANIE HOPE ROWLAND
JARED TIMOTHY ROWLAND JEFFREY A ROWLAND JENNIFER ROWLAND AARON EDWARD ROWLETT JAKE ANDREW ROWLETT JARED A ROWLETT BROCK THOMAS ROWLEY JON D ROWLEY SHAE B ROWLISON TYLER LYNN ROWLISON ALLISON ROWNTREE COLE ROWNTREE
AMBER N ROWTON BRIAN ROY BRIAN ROY FRANK ROY JOSHUA ROY ROBERT W ROY JR SHANE M ROY DANIEL ROYAL GORD ROYAL TANYA M ROYBAL RUBEN J ROYER CRAIG ROYLE JAMIE ROYS KEITH ROZE JOSHUA D RUARK SAMUEL DAVID RUBADUE
MANUEL RUBALCAVA AARON J RUBIO ANTHONY RUBIO CHRISTOPHER ALFONSO RUBIO FRANCISCO DE JESUS CONTRERAS RUBIO JOSE LUIS RUBIO GREGORIO RUBIO VELAZQUEZ CHRISTOPHER RUCCO CARLOS J RUCKER JEFFREY V RUCKER KENNETH MICHAEL RUCKER
JILL SUZANNE RUCKLE ANGELA M RUCKMAN JAMES THOMAS RUCKMAN KENNETH JAMES RUDD PAUL RUDDICK TIMOTHY J RUDDICK BRENDEN DALE RUDE BRYAN C RUDLOFF JASON S RUDOLPH ALYSSA MARIE RUEDA ALEXANDRE RUEL DENNIS K RUFF
JOHN RUFFENACH ANTIONNE RYDELL RUFFIN DEANDRE NAJEE RUFFIN DEMADRE SHAKOR RUFFIN KIM BRITT RUFFIN RODNEY RUFFIN BRETT A RUGG DANIEL OAKLEY RUGG MICHAEL RUGGLES JAIME RUIVO ALBERTO NA RUIZ ALEJANDRO MARISCAL RUIZ
CARLOS IVAN ALVAREZ RUIZ EDGAR ISRAEL RUIZ EFRAIN CORONA RUIZ ERIC R RUIZ FERNANDO MURILLO RUIZ GILBERT RUIZ ISMAEL RUIZ JOSE SANTOS RUIZ JUAN JOSE RUIZ JUAN PABLO CEBALLOS RUIZ LEO RUIZ LUIS RUIZ LUIS EDUARDO DIAZ RUIZ
LUIS FELIPE MAGAÑA RUIZ MANUEL RUIZ MARIA ESTHELA RUIZ MIGUEL CASTANEDA RUIZ MIRIAM ALEJANDRA OCHOA RUIZ MISAEL RUIZ SARA L RUIZ SELENE RUIZ CAREN MARIA RUIZ CARRERA SANDRA ITZEL RUIZ MEDINA RAFAEL RUIZ NARANJO
KAREN JUDITH RUIZ TRISTAN ZACHERY A RUMANS HARRY L RUMPH IV BRECK NICKOLAS RUMSCHLAG LUKE RUNDE MARK A RUNDLES EDWARD K RUNION KYLE E RUNNER LORI LEE ANN RUNYON STEVEN RUOFF NAVIN RUPAN ANTHONY RUPE DEAN M RUPP
JOSHUA M RUPPERT KATHALEEN K RUPPERT LEVI FRANCIS RUPPERT ANTHONY A RUSH DEBORAH J RUSH DOUGLAS L RUSH JUSTIN S RUSH JAMES THOMAS RUSHEN RACHEL NA RUSHER JOSEPH GREGORY RUSHING WILLIAM WARREN RUSHING II AUSTIN TIMOTHY RUSHTON
JACOB MICHAEL RUSINKO CHRIS ELLIS RUSK JILLIAN RUSS WARREN RUSS MORGAN RUSSAW BILLY RAY RUSSELL BRANDON TREY RUSSELL BRYAN K RUSSELL BRYCEN RUSSELL BRYSON RAY RUSSELL CAMERON JOSEPH RUSSELL CHARLES NICHOLAS RUSSELL
CHELSEA CIARA RUSSELL CHRISTOPHER J RUSSELL COLBY DALTON RUSSELL EDWARD E RUSSELL GARY L RUSSELL HANNAH RUSSELL JACK B RUSSELL JEFFERY BLAYNE RUSSELL JERAMIAH ANTHONY RUSSELL JONATHAN A RUSSELL JUSTIN MATTHEW RUSSELL
KRISTEN R RUSSELL LAUREN RUSSELL MICHAEL STEVE RUSSELL JR NEIL RUSSELL NICHOLE JOY RUSSELL NICK ALEXANDER RUSSELL RAFIQUE RUSSELL RICHARD L RUSSELL ROBERT ANDREW RUSSELL ROMAN L RUSSELL SCOTT A RUSSELL SHAINA NICOLE RUSSELL
SHARON L RUSSELL SHAWN RUSSELL SOMMER RUSSELL THOMAS J RUSSELL TODD EASON RUSSELL VALERIA MICHELLE RUSSELL SHEMKA R RUSSELL-BROWN JEFFREY D RUSSO CHRISTOPHER LEE RUST DANIEL RUST MARSHALL EDWARD RUTH NICHOLAS Q RUTH
SVEN M RUTH ANTHONY SCOTT RUTHERFORD BRADEN M RUTHERFORD JAMES MATTHEW RUTHERFORD ROBERT W RUTHERFORD ROSS S RUTHERFORD MARK FRANCIS RUTKOWSKI JR AMY E RUTLAND WILBERT E RUTLAND ASHLEY M RUTLEDGE GREGORY A RUTLEDGE
NICKIE J RUTLEDGE LARRY KOLE GREYSON RUTSCHMAN CONNER TIMOTHY RUTZ IRVING JAIR FRANCO RUVALCABA ROCIO RUVALCABA LEANDRO S RUZO ZAKHAR VALENTINOVICH RYABIY CHARLES E RYAN CRAIG L RYAN EDWARD J RYAN HAYDEN LEE RYAN
JOSHUA E RYAN LEON MARSHALL RYAN III MATTHEW J RYAN MICHAEL RYAN ROBERT RYAN RONALD A RYAN JR SCOTT RYAN SCOTT T RYAN JOHN RYCHLIK MARK S RYDELL NICHOLAS JAMES RYDER JARED DAVID RYKER KYLE R RYKER RACHAEL I RYLAND
MICHELLA LEE RYLES ESTEE OLIVIA RYNDERS MATHEW RYNEARSON STEPHEN A RYS MARCIN RZEPECKI NAJI SAADAT ROMAN T SAAGA LAURA D SAATHOFF ANDRES CHAVEZ SAAVEDRA KEVY DANIEL SAAVEDRA ELVIN SABADO CRYSTAL SABADOS
NICHOLAS SCOTT SABELHAUS MICHAEL JAY SABIA COSME SABLADA MARILOU SABLADA EDWIN JAMES SABLICH JASON PERRY SABOLBORO ANDRE SABOURIN CONSTANCE M SACCO JOHN P SACCO MARK SACCO ADAM N SACHLEBEN DEREK M SACKETT
TREVOR JASON SACKETT ABDOULAYE SACKO PRABHAKAR SADAIYANDI BILLY SADDLEBACK BRIAN ANTHONY SADLER HUNTER R SADLER JEFFRESS SADLER RONALD A SADLER AARON R SAEGEBARTH COLLEEN ANNE SAENZ RICARDO A SAENZ JEREMIAH DEAN VIRGIL SAFFELL
VANCE A SAFLEY BRIAN SCOTT SAFRIT JIMMY DUANE SAGELY JERRY SAGER MICHAEL DAVID SAGER PETER FOROMO THERESE SAGNO ROHIT SAHAI HAMED SAHAK REZA SAIFOLLAHI SANDEEP SAILOPAL JONATHON T SAINDON KIANA KERICIA SAINT SHALINI SAJJAN
NATHAN JOSEPH SAKEVICIUS SHINJI SAKODA AALIYAH KYLA SAKOS KYLE P SAKOS SHERRI N SAKOS BARATHKUMAR SAKTHIVEL LOKESH SAKTHIVEL SATHISH SAKTHIVEL SELVAGANAPATHI SAKTHIVEL BRYCE DENNIS SAKUSKY ROLANDO SALAIZ
ESTEFANY JOANA SALAMANCA FLORES SAMANTHA LIZBETH SALAMANCA FLORES MICHAEL SALAMONE DARIEN SALAS ERICK MEJIA SALAS GILBERTO BENJAMIN SALAS HUGO ENRIQUE LARA SALAS ISMAEL SALAS JORGE MADRIGAL SALAS MARTIN SALAS ORLANDO SALAS
RICARDO SALAS JOANET SALAS COLLAZO VERONICA SALAZA VILLARREAL ALBERTO SALAZAR ANDRES SALAZAR DANIEL SALAZAR ELISEO SALAZAR EZEQUIEL SALAZAR JOSE RAUL GUTIERREZ SALAZAR JUAN FRANCISCO RUIZ SALAZAR LORENA JAQUELINE SALAZAR
MELISSA GAYLE SALAZAR MIGUEL ANGEL GUTIERREZ SALAZAR RICARDO GALVAN SALAZAR SALMA FERNANDA ESTRADA SALAZAR SAMUEL EDRIC SALAZAR XAVIER R SALAZAR YANELI SALAZAR JAIME SALAZAR BAUTISTA JAVIER SALAZAR MATA ROGELIO SALAZAR RUIZ
JOSE A SALAZAR-GUERRERO HEIDI ADANELY RAMOS SALCEDO ARBIN O SALCEDO CAMPUZANO JUAN E SALCIDO TORRES ANTHONY JULIANA SALDANA JOSE SALDANA ANGEL L SALDANA RODRIGUEZ ISRAEL SALDIVAR JAMES K SALE II GEORGE EDWARD SALES III
TIM SALES BRYAN JOSUE SALGADO CYNTHIA SALGADO JOSE ROBERTO ARIAS SALGADO SYLVANA SALGADO TIMOTHY D SALHEISER GERARDO SALINAS JUAN F SALINAS JUAN J SALINAS SHAILA SUPERABLE SALINAS JESSICA ENEREIDA SALINAS DE ADAMES
MARTIN SHANE SALISBURY TINA DIANNE SALISBURY RICHARD SALLEE THOMAS JAMES SALLEY RICO R SALLIE JAMIE L SALM NATHEIR AYED HMMAND SALMAN SAEED SALMAN BIANCA LILIANA SALMERON LOGAN T SALMON ETHAN C SALO JENNIFER SALO
JAKE SALOMONE DONALD J SALSBERRY KENRICH MAURICE SALTERS ERIC SALTZMAN JASON BYRON SALTZMAN LOGAN BYRON SALTZMAN THOMAS DALE SALTZMAN MICAH R SALVETTI MICHAEL J SALVO ALEXANDRIA N SALYERS WILLIAM T SALYERS GILBERT O SAM
KIRANSAIKUMAR SAMA SHELDON SAMAI DEVANGI SAMAL JOHN J SAMARO JR KELVIN SAMAROO KURT SAMAROO ARTURO SAMARRIPA JR DILLIBABU SAMBATH MARCUS JULIAN SAMBRANO RICHARD SAMBRANO KEVIN R SAMFORD WILLIAM SAMMON JERRY V SAMONTE
MEGAN M SAMPAIO CHRISTOPHER SAMPLE CHRISTOPHER PAUL SAMPLE JAKE THOMAS SAMPLE MATTHEW TYLER SAMPLE COURTNEY SHEPHERD SAMPLES STEPHEN COLTON SAMPLES RYAN CHRISTOPHER SAMPLEY AMY L SAMPSON JENNIFER H SAMPSON
MARK R SAMPSON LISA DIANNE SAMSON RAYMOND FULGENCIO SAMSON MANOJ SAMSUNDAR ALCARIO L SAMUDIO JENNIFER DIANE SAMUDIO SHINY S SAMUEL DURAI SAMY S CODY C SAMUELSON DURGA SANKAR SAMY TAM A SAN MIGUEL ANGEL SAN MARTIN
ANTONIO SAN MIGUEL JR FREDY SANABRIA RUIZ NAGABABU SANAPALA ANDREZA SANCHES ROSZA ADOLPHO SANCHEZ JR ALEJANDRO J SANCHEZ ALEX S SANCHEZ ANDRES CHRISTOBAL SANCHEZ ANEL SANCHEZ ARTURO SANCHEZ CAMILO SANCHEZ
CANDACE NICHOLE SANCHEZ CARMEN SANCHEZ CONRADO SANCHEZ DANIEL E SANCHEZ EDDY SANCHEZ EDGAR HERNAN SANCHEZ ELIEZER E SANCHEZ ERIC ARMANDO SANCHEZ FERNANDO SANCHEZ GABRIEL SANCHEZ GERARDO REYES RUBIO SANCHEZ
JAIME SANCHEZ JORDYN A SANCHEZ JORGE SANCHEZ JOSE FRANCISCO CENTENO SANCHEZ JOSE O SANCHEZ JOSEPH T SANCHEZ JUAN MANUEL SANCHEZ LUIS ALEJANDRO SERVIN SANCHEZ LUIS CENTENO SANCHEZ LUIS MARTIN MENDOZA SANCHEZ
MARCHITA L SANCHEZ MARIA J SANCHEZ MARIO SANCHEZ JR MIGUEL ANGEL SANCHEZ MIGUEL ANGEL SANCHEZ JR NICHOLAS SANCHEZ PEDRO C SANCHEZ RAFAEL ALEJANDRO SANCHEZ RAUL CISNEROS SANCHEZ ROBERTO LEON SANCHEZ SALVADOR SANCHEZ
SAMUEL A SANCHEZ SILVIA GUADALUPE RAMOS SANCHEZ SILVIA MAGALLANEZ SANCHEZ STEPHANIE D SANCHEZ TIMOTEO C SANCHEZ VICTOR E SANCHEZ ERICK F SANCHEZ ALVAREZ ORBERTO SANCHEZ ALVAREZ FRANCISCO JAVIER SANCHEZ CARRERA
YOVANI SANCHEZ CARRERA ALEJANDRA SANCHEZ ESCOBAR JOSE ENRIQUE SANCHEZ GALLEGOS SERGIO SANCHEZ VILLAGOMEZ KRISTOFFER O SANCHEZ VIRGEN KYLE BRADLEY SANDBERG ADAM C SANDEFER ANDREW J SANDERS ANGELO SANDERS CHRISTOPHER A SANDERS
CHRISTOPHER M SANDERS ESAIAS J SANDERS GREGORY RENAUD SANDERS SR JAMES K SANDERS JOHN S SANDERS JOSEPH DANIEL SANDERS KEITH Q SANDERS MACK D SANDERS MESSERLINA R SANDERS MICHAEL CLIFTON SANDERS RICHARD EVAN SANDERS
RICHARD N SANDERS RONALD TODD SANDERS RYAN B SANDERS SOLON PHILLIP SANDERS IV WESLEY RICHARD SANDERS WILLIAM J SANDERS WILLIAM W SANDERS JR WINFRED DEAN SANDERS DANIEL SANDERSON JANELLE M SANDERSON EDWARD SANDI
JAMES SANDLIN MICHAEL T SANDLIN ANDREW MURPHY SANDOMIERSKI ALEJANDRO SANDOVAL ARMANDO R SANDOVAL MARIA JACQUELINE SERRANO SANDOVAL MARIO ESPINOZA SANDOVAL SAMUEL SANCHEZ SANDOVAL VIRGINIA RAQUEL SANDOVAL
JOSE A SANDOVAL ORANTES TANGIA RENEA SANDRIDGE KENNETH R SANDS THOMAS MICHAEL SANDS JOHN PATRICK SANDUSKY BRIAN KEITH SANFORD CODY SANFORD JASON TIMOTHY SANFORD LUKE ALLEN SANFORD RONALD EUGENE SANFORD LAWM SANG
BALAMURUGAN SANGARALINGAM RAVI KUMAR SANJEEVI SIVAKRISHNAN SANKAR YUVAN SANKAR PALANI SANKER KYLE A SANKEY JAMES BRADFORD SANSBURY GABRIEL G SANTA LINETTE M SANTALIZ REDONDO JEFFREY TAYLOR SANTALLA FLAVIO SANTAMARIA
ISMAEL SANTAMARIA MATILDE SANTAMARIA ALBERTO SALDIVAR SANTANA ESTEBAN SANTANA JOSE ANTONIO SANTANA JOSE ARMANDO CASTILLO SANTANA MICHAEL SANTANA ARMANDO SANTANA HERNANDEZ OSCAR PINEDA SANTEÑO VIVEK SANTHANAM
MARGARET POULIN JENITHA SANTHIYAGU ADDISON MANUEL SANTIAGO ANDRES SANTIAGO JUAN CARLOS SANTIAGO LUIS GERARDO SANTIAGO MELVIN SANTIAGO RIGOBERTO EDER GARCIA SANTIAGO RUBEN SANTIAGO SALVADOR PANUCO SANTIAGO VON MARIE SANTIAGO
FERNANDO SANTIBANEZ JR OSCAR SANTIBANEZ GERARDO SANTIBAÑEZ JOSHUE FRANCISCO SANTIBANEZ MANRIQUEZ ISMAEL CERVANTES SANTILLAN JORGE SANTILLAN VICENTE GARCIA SANTILLAN RODOLFO SANTILLANO VALENZUELA GUADALUPE VILLEGAS SANTOS
JOAQUIN E SANTOS JUAN F SANTOS CESAR SANTOS MEDINA SAUL SANTOS PINEDA VICTOR M SANTOS-CORALES CRISTIAN RAFAEL MARTINEZ SANTOYO JOSE L SANTOYO JOSE LUIS SANTOYO UMBERTO SANTOYO RUBEN GARCIA SARABIA HARSHITH REDDY SARABUDLA
LIHAR A BENJAMIN SARAGIH EMILIANO SARAT SUNDAR SARAVANAN SANTOS SARAVIA GONZALES RIGVED PRAVIN SARDEY LEONARDO SARELLANA-NEVAREZ THOMAS SARGEANT CHRISTOPHER SARGENT DANIEL E SARGENT STEPHEN C SARINE SWAPAN SARKAR
COREY WAYNE SARKISIAN RICHARD SARKISIAN PAVEL SARKISYAN RODRIGO SARMIENTA TORRES PETER L SARNO GIDEON SARPONG SR BUD E SARRACINO JASON SCOTT SARRATT BILLY SARTAIN CODY BAILEY SARTAIN CODY DON SARTIN JAMES C SARTIN JR
DUSTIN L SARVER BOOPATHI SASIKUMAR TERENCE L SATCHELL LAUREN A SATCHWELL RODNEY S SATCHWELL CARLOS E SATIZABAL FRANKLIN KEITH SATTERFIELD KATELYN SATTERFIELD RANDALL JORDAN SATTERFIELD ROBERT E SATTERFIELD KEVIN RANDALL SATTERWHITE
KREIGHTON BROCK SATTERWHITE CYNTHIA NUNEZ SAUCEDA ARIEL ZAITH SAUCEDO SANCHEZ HERMAN SAUCIER TIMOTHY B SAUER TERRY A SAULEY ROLLY SAULS RONNIE NO MIDDLE NAME SAULSBERRY ADRIANA NICOLE SAUNDERS JAYSEN ELLIS SAUNDERS
JOSEPH HOWARD SAUNDERS JOSHUA J SAUNDERS MAURICE L SAUNDERS NATHAN AVERY SAUNDERS NEAL R SAUNDERS ROGER SAUNDERS SAMANTHA JO SAUNDERS TREVOR SAUNDERS JOSEPH A SAUSER WILLIAM J SAUTER MICHAEL P SAVAGE WILLIAM W SAVAGE
ANTON SAVERIMUTHU JEAN-GUY SAVOIE MICHAEL SAVOY KEVIN SAWCHYN EMILLIO SAWH MICHAEL JOHN SAWRAN ADDISON B SAWYER ALAN SAWYER DAVID SAWYER DERRICK L SAWYER JACKIE LEE SAWYER JACOB ANDREW SAWYER JOEL WAYNE SAWYER
JOSHUA JARED SAWYER KEVIN JAMES SAWYER LARRY MATTHEW SAWYER LUTHER H SAWYER JR TRACY SAWYER NOEL T SAXTON PAUL SAYER GAYLAND C SAYLES JOSHUA CALEB SAYLES MARY M SAYLOR MICHAEL SAYLOR ROB SAYLOR WILLIAM ELBERT SAYLOR
ZACHARY A SAYLOR BRENDA SAYRE RYAN JAMES SAYRE ZACHARY TYLER SAYRE FAZAL MEHDI ASGAR MEHDI SAYYED NICHOLLE A SAZAMA DEREK J SCAFF NATHAN JAMES SCAFF BYRON JORDAN SCALES CAROL SCALES THOMAS P SCALES BRENDA L SCALETTA
JASON DAVID SCALF PHILIP EFRAIN SCALF JAMES S SCALISE TREVOR SCOTT SCALLION JOHN E SCAMIHORN III KATHERINE ANGELA SCANGA JOSHUA SCARBOROUGH JUSTIN SHAY SCARBOROUGH SHIRLEY A SCARBOROUGH DAVID L SCARBROUGH DAVE SCARLETT
VINCENT MICHAEL SCATIGNA MATTHEW E SCERBAK DARLENE J M SCERRA DOUGLAS A SCHAAD JASON TODD SCHAAD JASON W SCHAAF JEREMY DONALD SCHABER ZACHARY M SCHABER ALEX JONATHAN RAY SCHACHER AUSTIN JAMES SCHAECHER PATRICK J SCHAECHER
TYLER M SCHAECHER ANDREA LEIGH SCHAEFER ASH SCHAEFER CHRISTIAN A SCHAEFER MARK SCHAEFER ROBERT J SCHAEFER JOSHUA DAVID SCHAFER MAGIE B SCHAFER DAVID SCHAFF DAVID SCHAFF GARETT M SCHAFFER CAROL A SCHALKEWITZ STEVEN A SCHAMP
RODNEY A SCHANEMAN JR STACY L SCHANNEN STEPHANIE NICOLE SCHAPER TERRY CLAYTON SCHARCKLET BRANDON SCHARFETTER DANIEL JOSEPH SCHARN JAMES P SCHARNER BERNARD H SCHARR BRIAN T SCHART MICHAEL P SCHATT WALTER B SCHATT
MATTHEW J SCHAUER MICHELLE SCHEDEL BRYSON WARD SCHEETZ ROBERT P SCHEIDERER LOGAN SCHELL SANDRA KAY SCHELL TERRENCE SCHELLENBERG LORA A SCHELLER NOAH L SCHELLER DANITA M SCHELLPEPER BRANDON W SCHEMBRA VICTOR SCHEMBRI
ERROL PAUL SCHENDELER KIMBERLY M SCHENK BRYAN S SCHENKEL JASON K SCHERMERHORN MICHAEL R SCHERMERHORN MYLON JOSEPH SCHEXNIDER CADELL A SCHICK JENSON SCHIEBEL SCOTT A SCHIEL JUSTIN SCHIELKE SAMANTHA MARIE SCHIESS
RONALD MATTHEW SCHIFFLI DIANE M SCHILLAWSKI SEAN C SCHILLER JOSEPH A SCHILPP ROY SCHIMMING DAYLEN B SCHINBECKLER DAYMON W SCHINBECKLER JEREMY K SCHINCK JASON R SCHINDLBECK ROBERT B SCHINDLEDECKER MARKEE SUE SCHINDLER
RYAN P SCHIPPER GARRETT PAUL SCHIRMACHER DEVIN J SCHLAUCH MICHAEL A SCHLAUCH JASON P SCHLECHT MARK K SCHLEIGER JEFFREY SCHLEMMER LYNETTE L SCHLEMMER MATTHEW J SCHLERETH PAUL V SCHLERETH ANDREW E SCHLESS
RYAN LYN SCHLICHTENMYER ELIZABETH LOUISE SCHLICHTER THOMAS R SCHLICKBERND CHAD M SCHLIE MICHAEL J SCHLIEWE KYLE SCHLOEGL CAROLYN E SCHLOTE DEREK L SCHLOTE JAEGAR SCHLUMPBERGER TYLER SCHMALZ STEVEN O SCHMEDER
LUCAS G SCHMEING DAVID SCOTT SCHMELTER ADAM M SCHMIDT EMMA KAY SCHMIDT GARY A SCHMIDT JACOB DYLAN SCHMIDT JOSEPH A SCHMIDT JOSEPH MICHAEL SCHMIDT KEVIN MYKEL SCHMIDT LEVI G SCHMIDT MARK J SCHMIDT NELSON RAYMOND SCHMIDT
NINA LORRENE SCHMIDT RODERIC SCHMIDT WADE MATTHEW SCHMIDT KRISTIN R SCHMIT JEFFREY A SCHMITT MATTHEW THOMAS SCHMITT ANDREW F SCHMITTER JEFFREY THOMAS SCHMUTTE CHARLES A SCHNECKENBERGER IV ADAM WILLIAM SCHNEIDER
BRYAN SCHNEIDER CHARLES ROBERT SCHNEIDER DANIEL SCHNEIDER DARLA SCHNEIDER JAKE THOMAS SCHNEIDER SAMUEL PAUL SCHNEIDER JOHN SCHNELL SCOTT A SCHNELLER TANNER BLAKE SCHNETZLER TIMOTHY R SCHNIEDERS LARRY SCHNITTKER
CHAD M SCHNOOR HEATH A SCHNOOR JASON D SCHNOOR JAMES L SCHOEN PAUL FRANZ SCHOENBERGER ANDREW PATRICK SCHOENHERR JESSICA LYNN SCHOETTMER JO-DEE SCHOMAKER PERI S SCHOMAKER BRIAN P SCHOMMER DAVID YUN SCHOO

AMANDA PAIGE SCHOOLCRAFT JACOB RYAN SCHOOLCRAFT JOSEPH R SCHOOLCRAFT BRYAN SCHOOLEY JASON SCHOOLEY MATTHEW P SCHOOLEY WILLIAM LOGAN SCHOPPERT JEFFERSON J SCHOTT THEODORE ROY SCHOTT MALIN SCHOUTEN CAROL B SCHOWE
CURTIS JOHN SCHRADE CURTIS RICHARD SCHRADE CONNOR CHASE SCHRADER TONY R SCHRADER SETH THOMAS SCHRAEDER GARRETT DANE SCHRANTZ GENE A SCHREIBER KALE THOMAS SCHREINER DEREK SCHRENK PAUL SCHREURS HARRY D SCHROCK
JOHN M SCHROCK JON M SCHROCK KENNETH D SCHROCK KENNETH L SCHROCK KEVIN C SCHROCK BRYCE SCHROEDER JESSE A SCHROEDER MICHELLE M SCHROEDER RYAN W SCHROEDER CHAD SCHROER SEAN MICHAEL SCHROERLUCKE MIRIAM SCHROETER
KATHLEEN DIANE SCHROLL TIMOTHY LEIGH SCHROLL STEPHANIE M SCHUBERT MICHAEL SCHUEREN DOUGLAS S SCHUETTE NICHOLAS RANDALL SCHUETTE WYATT E SCHUETTLER BRENDA LEE SCHULER MICHAEL J SCHULLER II DALE M SCHULTE JARED M SCHULTE
BERNARD C SCHULTZ BRETT MICHAEL SCHULTZ DAVID E SCHULTZ JASON T SCHULTZ JUSTIN MICHAEL SCHULTZ LAUREN M SCHULTZ MATTHEW LANE SCHULTZ MICHAEL SCHULTZ NICHOLAS SCHULTZ NORMAN SCHULTZ RICHARD MICHAEL SCHULTZ WALTER E SCHULTZ
WILLIAM PAUL SCHULTZ AARON E SCHULZ BRENDA SCHULZ BRIAN R SCHULZ CODY ALAN SCHULZ JONATHAN SCHULZ PAMELA R SCHULZ PETER JAMES SCHULZ TRAVIS C SCHULZ FREDRICK L SCHUMAN AUSTIN L SCHURING RODNEY L SCHURING
CHRISTOPHER R SCHURMAN DENNIS J SCHURMAN TYSHA ANN SCHURR JAMES MICHAEL SCHUTT LARRY J SCHUTT TRACY L SCHUTZ TREVOR SCHWAB ALEX L SCHWADERER NATALIE J SCHWAMB JOSEPH SCHWAMBERGER JESSICA L SCHWARM JARED SCHWARTING
CHRISTOPHER V SCHWARTZ JACOB JOEL SCHWARTZ RODNEY L SCHWARTZ TIMOTHY M SCHWARTZ TONY M SCHWARTZ ROBERT A SCHWARZ ANTON M SCHWEIKL NICOLE A SCHWEIZER MATTHEW D SCHWICKRATH SHANNON D SCHWINGDORF BRANDON LEE SCHWOEBEL
ERICA L SCIANCALEPORE JOSEPH SCIBETTA DREW MATTHEW SCIVALLY GUNNAR DAVID SCOGGIN STEPHEN CHRISTOPHER SCOGIN CODY C SCOTHERN KRISTOPHER LANCE SCOTHERN TYSON DEE SCOTHERN ADAM D SCOTT ADAM E SCOTT ADAM E SCOTT
ADAM NICHOLAS SCOTT AIDAN ANTHONY TARVER SCOTT ALYN MICHAEL SCOTT AMANDA KAYE SCOTT ATHERIUS DERRELL SCOTT AUSTIN SCOTT BRANDON CHADD SCOTT BRANDON JEROME SCOTT BRANDON PARKER SCOTT CAROL C SCOTT CHAD A SCOTT
CHASE LEVI SCOTT CHASON LEE SCOTT CHEYANNE SCOTT DAVID A SCOTT DAVID E SCOTT SR DAVID J SCOTT DUSTIN MAX SCOTT GARRETT MICHAEL SCOTT GARY T SCOTT GREGORY JONATHON SCOTT HANK R SCOTT HANNAH ELIZABETH SCOTT HAROLD G SCOTT
HAZEL M SCOTT JAMES A SCOTT JASON W SCOTT JENNIFER SCOTT JENNIFER MICHELLE SCOTT JESSE SCOTT JESSE L SCOTT JESSE M SCOTT JOEL FRANCIS SCOTT JOHN T SCOTT JOHNNIE LEWIS SCOTT JOSHUA LEE SCOTT KEEGAN MICHAEL SCOTT KENNETH SCOTT
KENT D SCOTT LANDYN MAURICE SCOTT LARRY G SCOTT MARK S SCOTT MARY ESTHER SCOTT MICHAEL B SCOTT MICHAEL J SCOTT MICHAEL L SCOTT MICHAEL LEWIS SCOTT MICHAEL T SCOTT MITCHEL F SCOTT NICHOLAS A SCOTT RACHEL E SCOTT RHETT A SCOTT
RONALD K SCOTT RUSSELL L SCOTT SEDRICK LENNORD SCOTT JR SHAWN AVERY SCOTT SHAWN B SCOTT STACY SCOTT STEPHEN T SCOTT TERANCE SCOTT TONY LORENZO SCOTT TROY C SCOTT TYLER MICHAEL SCOTT TYRELL SCOTT WILLIAM L SCOTT IV
DALTON SCOTT-WILLIAMSON BENJAMIN ROSS SCOVEL MARK A SCOVILLE TREVOR SCOWEN AARON RYAN SCRANTON DARIAN ANTHONY SCRANTON JOSHUA R SCRIBNER NICHOLAS E SCRIBNER DAVID SCRIVE LANA S SCRIVNER CADDEN PAUL SCROGGINS
DEVIN ROBERT SCROGGINS WILLIAM H SCROGGINS DANIEL SCROPOS ECHO SHAVANTE SCRUGGS TYRICE SCRUGGS MARY A SCUDDER JASON SCURK EARNEST B SCURRY DAREN S SEA MATTHEW SEABOLT ZACHERY THALE SEAL GEOFFREY SEALE THOMAS JOEL SEALE
MATTHEW T SEALY SCOTT S SEAR II BRIAN HOWARD SEARLE MARK A SEARLE SCOTT RAY SEARLE CHADWICK B SEARS JEREMY WADE SEARS RICHARD ALLEN SEARS ROBERT EARL SEARS DANIEL JAMES SEASOCK TAYLOR SEATON TYLER SEATON KENNETH E SEAY
SHERIDAN WESLEY SEAY DIEGO SEBASTIAN CRISTINA SEBASTIAN BALTAZAR BALTAZAR DOMINGO SEBASTIAN FRANCISCO JUSTIN SEBNICK JAIMEE NICOLE SEBRING JUSTIN SAMUEL SEBRING CHADWICK L SECREST JOSHUA MARION SECREST DUSTIN M SECRIST
KEEGAN J SECRIST ZACHAIRE KIRK SECRIST DAMIAN SEDA KALE SEDERHOLM VADIVEL SEDHURAMAN LEOPOLDO SEDILLO KATI JO SEDLACEK RAJESH SEECHARAN KRISHNA SEEGOOLAM RICHARD SEEJATTAN PRATYUSHA SEELABOYINA MICHAEL L SEELMEYER
CHRISTOPHER RONALD SEELYE NATHAN C SEELYE THOMAS SEEMEYER GANESH SEENIVASAN SATHISH KUMAR S SEENIVASAN SRINIVASAN SEERALAN VIJAI SEEREERAM TREVOR J SEFTON ROBERT MATTHEW SEGARS STEFAN L SEGER TRINA SEGGER GEORGE KENNETH SEGHINI
JOSHWA DALTON SEGO CRUZ SEGOBIA ABRAHAM M SEGOVIA LONNIE STANLEY SEGOVIA LUIS EDGARDO SEGOVIA HERNANDEZ CRISTOBAL MANUEL TOMAS SEGURA DANIELA SEGURA GAMALIEL SEGURA RAFAEL SEGURA SARAH SEGURA DANIEL SEGURA CERVANTES
ANSHUMAN SEHDEV ANDREW SEIBEL RONALD A SEIBERT BRETT ROBERT SEIFERT ERIK W SEIFFERT DONNA D SEIGLE-VALADE WILLIAM G SEIPEL BRIAN E SEITTER MICHAEL D SEITZ HOLTEN L SEITZINGER MUTHU KRISHNAN SEKAR CHRISTOPHER MICHAEL SELBY
MICHAEL SHAWN SELBY SHANE EUGENE SELF TRAVIS SELF TYLER S SELF JEFFORD SELINGER TODD LEE SELKE JR JASON SELLAN DAMON VANCE SELLARS DYLAN R SELLARS JON-MICHAEL SELLARS ANTONIO D SELLERS MICHAEL J SELLERS SR NESSA MARIE SELLERS
RICKEY LYNN SELLERS JR ADAM JAMES SELLIN CLAYTON R SELLIN TODD M SELLIN JEFFREY G SELLS KEVIN SELLS KIRK SELLS RANDALL L SELMAN TABATHA MARIE SELPH GOKUL SELVAM KALEESWARI SELVARAJ KANNAN SELVARAJ POOVARASAN S SELVARAJ M
QUINCY TERON SELVY REED HARRISON SEMMEL TIMOTHY SEMONICH ANDREW SEN EMILY RONIKA SEN ANDREA SENESAC BRANDON SENESAC SIERRA MARIE SENESE JANICE SENGER JONATHAN SENIA CHARLIE SENIN DEVON TYLER SENIOURS JAMISON LYN SENITZ
ADAM B SENNETT ANTHONY VINCENT SENOR PAVAL SENTHAMIL SELVAN MALAVIKA SENTHIL KUMAR MALINI DEVI S SENTHIL KUMAR P PERUMAL SENTHILKUMAR KARUPPASAMY SENTHILMURUGAN MURUGAN SENTHILVEL CARLOS A SEPULVEDA CARLOS AR SEPULVEDA
NELSON CHEYENNE SEPULVEDA RAUL A SEPULVEDA ORLANDO SEPULVEDA GOMEZ GAUDENCIO SERAFICO-MARTINEZ GARRETT SERBA EMMA SEREDA CHRISTOPHER D SERING JUSTIN CARTER SERLS KIERSTEN WILDE SERMINO ANUAR MIGUEL SERRANO DENNIS E SERRANO
ISAAC SERRANO JACOBO SERRANO JEFFREY SERRANO JOSE DE JESUS ZAMARRIPA SERRANO MARIANO MATEO SERRANO MILO SERRANO QUENTIN TYLER SERRANO ROBERTO SERRANO JOSE FABIAN SERRANO SILVA RAMON ADRIAN SERRATOS
VICTOR HOMERO ROBLEDO SERRATOS DENIS SERRE GEORGE MICHAEL SERRES DANYALE SHAUNA SERVICE JOSE DANIEL CONTRERAS SERVIN JOSE FRANCISCO MARTINEZ SERVIN OSCAR ISMAEL CONTRERAS SERVIN EDGAR SERVIN DE LA MORA JASON SESTA ERIC SETH
JOSEPH SETTERBO DEVIN NIKOLAS SETTERS JOSHUA SCOTT SETTLE STEVEN SETTLES DHIVYA SETTU R HUGO SEVCIK JASON L SEVEDGE NICHOLAS L SEVERNS BRYAN S SEVERS KENNETH SEVERT JR RICHARD ALLEN SEVILLE RAYMOND SEWARD CODY SEWARDS
JEREMY C SEWARDS DUSTIN P SEXTON JASMINE L SEXTON JEFFREY KYLE SEXTON RONALD DWAYNE SEXTON WILLIAM SEXTON WILLIAM HENRY SEXTON SAMAY SEY DIANE SEYDLORSKY THAD D SEYL ALEXANDER J SEYMOUR CHRISTOPHER G SEYMOUR
RICHARD J SEYMOUR SCOTT SEYMOUR DARBY MASON SHACKELFORD RODNEY DUANE SHACKELFORD ZACKARY MALIN SHACKELFORD CORY ANDREW SHADLE BRIAN A SHAFER JOSEPH SHAFER ROBERT A SHAFER CHENOWETH LEE SHAFFER CORY DEAN SHAFFER
MAKENZIE DAWN SHAFFER KENNETH J SHAFFNER JIGAR D SHAH VARSHIL SHAH DONALD SHAHAN MICHELLE SHAHAN SHAHED SHAIK MOHAMMED MUKARRAM KHANS SHAJAHAN T S JOSEPH R SHALLEY JAMES COLBY SHALLIE JEROME SHALLOW KARL J SHAMLEE
SABIRA BANU SHANAVAS AREY SHANKLE HADEN SHANKS RAMAKRISHNAN SHANMUGAM SIVAKUMAR SHANMUGAM RANJITHKUMAR SHANMUGANATHAN THANGAMUTHU SHANMUGAVEL EDWARD T SHANNON IV JONATHAN RANDALL SHANNON LIAM MICHAEL SHANNON
LLOYD SHANNON MATTHEW SHANNON RICHARD ALLEN SHANNON JR TRAVIS MICHEAL SHANNON ERIC R SHANTON ALIFIA SHAREEF VAHID NASSER SHARIFI BRIAN SHARLOW NARESHKUMAR U SHARMA RAHUL SHARMA SANJEEV SHARMA BRIAN L SHARP
CHRISTOPHER ROY SHARP JEREMIAH SCOTT SHARP KENDRA K SHARP MATTHEW SHARP MATTHEW ALAN SHARP QUINTIN F SHARP TILLMAN L SHARP ANTHONY GERMAINE SHARPE CRAIG E SHARPE JOSHUA SHARPE WILLIAM SHARPE WILLIAM SHARPE
MICHAEL D SHARRAR NICHOLAS RYAN SHARRAR SPENCER SHARRAR DONALD J SHARROCK WILLIAM SHARRON RITA SHARWARKO ERIC DONOVAN SHATTO KURT A SHATTO NICHOLAS HUNTER SHAULL JUSTIN D SHAVER CEDRIC TERELLE SHAVERS JR ADAM M SHAW
DALE T SHAW DAVID F SHAW IV DAVID F SHAW V FALYSHA L SHAW FETIMA G SHAW GEOFFREY T SHAW GUNNER ALEX SHAW HOURAISEAN A SHAW JAKE E SHAW JAMES P SHAW JAMES V SHAW JAMIE R SHAW JARED GRAHAM SHAW JEFFREY A SHAW KELLY J SHAW
QUON S SHAW RYAN SHAW SHARON SHARISE SHAW SHAUN M SHAW SKYLER RHETT SHAW WAYNE KEITH SHAW WESLEY MICHAEL SHAW RUSSELL SHAWN SCOTT SHAWVER CHARLES SHAY CARTER SHEA KENNETH JOHN SHEA TIMMY D SHEA SEAN K SHEAD
RYAN KEITH SHEALY ANTHONY A SHEARER LUKE R SHEARER MARK W SHEARER MAREL WEBB SHEARIN SCOTT M SHEARMAN TARA SHECKELL COLLIN JOSEPH SHEDDEN CHRISTOPHER M SHEDWILL IAN SHEETS WILBUR EUGENE SHEETS DUSTIN K SHEFFIELD
TIMOTHY A SHEFFIELD WILLIAM TYLER SHEFFIELD AMELIA J SHEFFLER SHAIK SAOUD SHEIK MOHAMED RAFI BRIAN P SHELDEN BRIDGET M SHELDEN DANIEL J SHELDEN STEVE SHELEFONTIUK TAYLOR N SHELINE JAMES BURTON SHELL NICHOLAS C SHELL
JACOB MICHAEL SHELLEDY BRANDON DALE SHELLEY DONALD E SHELLEY JAMES ALEXANDER SHELLEY JOANNE L SHELLEY THOMAS SHELP THOMAS SHELP BRANDON SHELTON BRIAN P SHELTON CHARLES ELVIS SHELTON CHARLIE DURWARD SHELTON
CLIFTON CODY SHELTON JACOB TODD SHELTON JAMES W SHELTON JEREMIAH PAUL SHELTON JONATHAN B SHELTON JOSEPH PAUL SHELTON KEITH SHELTON NATHAN SHELTON NICHOLAS W SHELTON NOAH L SHELTON II PATRICK NORTH SHELTON TYE SHEMPERT
CHARLES P SHENSHEW ANDERSON COLUMBUS SHEPARD APRIL LYNN SHEPARD BRODY SHEPARD DAVID A SHEPARD GERALD J SHEPARD JAMES ROBERT SHEPARD JR JASON DAVID SHEPARD SCOTT ALLEN SHEPARD TYLER LEE SHEPARD DANIAL D SHEPHERD
DAVID A SHEPHERD DOUG SHEPHERD JASON MARK SHEPHERD JOSHUA AARON SHEPHERD KEITH D SHEPHERD MARK LEONARD SHEPHERD MATTHEW N SHEPHERD NICHOLAS TAYLOR SHEPHERD RICHARD A SHEPHERD ROBERT W SHEPHERD RUSSELL T SHEPHERD JR
SCOTT SHEPHERD II JORDAN NICHOLAS SHEPLER KENNETH J SHEPLEY DAVID SCOTT SHEPPARD JOHN W SHEPPARD JOSEPH W SHEPPARD JORDAN THOMAS SHEPPERSON JEROME SHERET-CUROTOLA MUHAMMAD SALMAN SHERFUDEEN MICHAEL W SHERIDAN
MICHEL R SHERIDAN LAMARQUIS DESHAWN SHERIFF BRANDON R SHERMAN CHARLES E SHERMAN JR COLTON SHERMAN DEVIONE AUGUSTA SHERMAN EDWARD E SHERMAN FORREST MAJOR SHERMAN JOSHUA SHERMAN SCOTT EDWARD SHERMAN JR AARON LEE SHERRILL
LANDON MYLES SHERRILL ROBERT NATHANIEL SHERRILL JESSICA ROBIN SHERWOOD SURAJ SHEKAR SHETTY DONALD R SHEVALIER ANDREW J SHIELDS BRANDON WAYNE SHIELDS DYLAN T SHIELDS JAMES WAYNE SHIELDS MATTHEW B SHIELDS NATHAN SHIELDS
NICHOLAS W SHIELDS PEYTON GREGORY SHIELDS TRAVIS SHIELDS WILLIAM SHIELDS HANNAH LEIGH SHIER STEVEN ANDREW SHIEW SCOTT A SHIFFLETT EDWARD M SHILLEY ERIC J SHILLING ANDREY VLADIMIROVICH SHIMKO BRANDI SHINGLER JEFFREY R SHINGLER
BRANDY SHINKLE DYLAN MATTHEW SHINN MATTHEW D SHINN FRANK JAVIER SHIPLEY SHAWN DANIEL SHIPLEY TERESA CHARLENE SHIPLEY DENIS B SHIPMAN TYLER J SHIPMAN ADRIANNE SHIPP JASON KIJUAN SHIPP BILLY SHIRAH III LARRY J SHIREY
NICHOLAS SAMUEL SHIRILLA BARBARA GAIL SHIRLEY BYRON MARK SHIRLEY DALLAS SHIRLEY KEVIN SHIRLEY LANCE EUGENE SHIRLEY PATRICK STEPHEN SHIRLEY JOHN SHITTU BRIAN L SHIVELY JESSE LEE SHIVELY ERIC W SHIVERS TONY COLE SHIVERS
MATTHEW SHKUDA MICHEAL RYAN SHOAF KEVIN SHOCKEY MATTHEW DAVID SHOEFFLER CODY DALE SHOEMAKER COURTNEY SHOEMAKER CURTIS DALE SHOEMAKER JR JOSEPH SHOEMAKER PERRY R SHOEMAKER III STEVEN S SHOEMAKER JAKEB MATTHEW SHOFFNER
RICK A SHOLDEBRAND DANIEL C SHOLES ANTHONY SHOLL STEPHEN A SHONK SR DOUGLAS LAWRANCE SHOOK DYLAN MCCOY SHOOK ROBERT CHASE SHOOK MOSOPEFOLUWA OYETOLA SHOPEJU MATTHEW J SHORE NICHOLAS W SHORE INGRID SHORES
CHRISTOPHER D SHORT CHRISTOPHER R SHORT DANIEL J SHORT JONATHON TYLER SHORT KEVIN M SHORT ROBERT DWAYNE SHORT SCOTT D SHORT RYAN SHORTEN SCOTT G SHORTRIDGE WESLEY SHORTT DAVID L SHOTWELL JR NATHAN KENNETH SHOTWELL
KYLE LAWRENCE SHOUDEL LORI SHOUGH VIRGIL DOUGLAS SHOULDERS TOMMY E SHOUP PAUL E SHOVLIN JR SHAUN A SHOWALTER CHRISTIAN E SHOWELL VALDEZ JOHN SHOWERS DALLAS A SHOWMAN KEVIN W SHRADER MARK A SHRADER NICHOLAS SHRADER
PAYTON SHRADER PRESTON SHRADER AUDREY SHREDER BIBEK SHRESTHA GAURAB SHRESTHA SRIYA SHRESTHA CHRISTOPHER LEE SHREWSBURY SEBASTIAN MATTHEW ALLEN SHRIVER HEATHER ANN SHROTE LINCOLN MITCHELL SHROYER ROY L SHRUM
WESLEY K SHRUM JAMES RICHARD SHUBURTE JR NICHOLAS WAYNE SHUBURTE KORY L SHUGAR BARRY SHULKO JOHNATHON D SHULL ANTHONY JOSEPH SHULTZ CLAY S SHULTZ DANE ALEXANDER SHULTZ JEFF L SHULTZ JUSTIN ALAN SHULTZ ETHAN P SHUMAN
KYLE W SHUMAN TIMOTHY A SHUMAN TROY A SHUMAN ANDREW MALACHI SHUMATE JAMES W SHUMPERT JR MARIAPPAN SHUNMUGA ARASALAI KUMAR S SHUNMUGAVEL G JOSEPH A SHUNNARAH JOHN RANDALL SHURDEN CHESTER W SHUSTER ADAM J SHUTTS
MICHAEL SHUTTS JR ROBERT SHY WILL ALEXANDER ACOSTA SIBADA NATHAN D SICARD ROBERT LEE SIDDERS ABID M SIDDIQUI GERALD SIDDLE JOSEPH M SIDDLE JONATHAN SIDENER CYNTHIA CAROL SIDES JOHN W SIDES JR LORI A SIEBENALLER JARROD L SIEBRANDT
JUSTIN G SIEBRANDT JEREMY W SIEDSCHLAG LYLE SIEG AARON MATTHEW SIEGEL CASSANDRA J SIEGEL PRESTON SCOTT SIEGFRIED ROBERT SIEGFRIES JADITH KAY SIEKMAN JOSHUA D SIELOFF CHAS DOUGLAS SIEMER JACOB SIERRA PEDRO SIERRA JAGDIT SIEW
IRVIN J SIGALA MARCOS SIGALA CORONA JOHN TYLER SIGGERS JEFFRIE SCOTT SIGHTLER BENJAMIN EDWARD SIGLER JONATHAN M SIGMON CODY LYNN SIKES KENNETH MATTHEW SIKES KENNETH WAYNE SIKES LANNETTE SIKES LOLITA M SILA MARC SILBERBERG
MATTHEW MCMANEMIN SILBERBERG JACOB ISAAC SILER JAMES E SILER II JAMES F SILER JOSEPH PATRICK SILKE RYAN K SILLERY ANDREA SILLIVENT DAVID W SILLS JEREMY DUANE SILMAN ADIR DE JESUS GONZALEZ SILVA ALYSSA SILVA ARIEL SILVA
BRYCE ANTHONY SILVA GEORGE MICHAEL SILVA HUMBERTO SILVA JASON R SILVA JEAN PAUL SILVA MASON ROBERT SILVA PATRICIO SILVA ANGEL SILVA HERNANDEZ DANIEL SILVA OROZCO JOSE LUIS SILVA PASCUAL MARIA SILVA SANCHEZ JAVIER SILVAN RUVEN SILVAS
CHRISTOPHER ALLEN SILVER PRATHER SILVERTHORN DAVID F SILVIA ZACHARY NOEL SILVIA ANDREA R SILVINO ROMAO C SILVINO IRAM PEREZ SIMENTAL JUAN LEONARDO SIMENTAL GERALD SIMEONE MARSHALL JOSEPH SIMIEN III RICHARD P SIMINITUS
RYAN W SIMMERMAN CORBIN CRAIG SIMMONDS ALEX K SIMMONS JR ALVIN V SIMMONS ANTHONY SIMMONS CAMRON SCOTT SIMMONS CHAD ALLEN SIMMONS CHRIS W SIMMONS COALTER HYDE SIMMONS COLTON D SIMMONS DANIEL LEE SIMMONS
DARIAN JESHAIAH SIMMONS DWAYNE K SIMMONS EDIE C SIMMONS EMILIA J SIMMONS ERGLE L SIMMONS HANNA MARIE SIMMONS JACOB P SIMMONS JONATHAN R SIMMONS JORDAN I SIMMONS JOSEPH R SIMMONS KENT ALLAN SIMMONS LUKE AARON SIMMONS
MARK EWING SIMMONS MEREDITH RENEE SIMMONS MILDRED LASHAUNDA SIMMONS ROSS C SIMMONS STEVEN SIMMONS WALKER LOWELL SIMMONS WILLIAM J SIMMONS WILLIAM P SIMMONS JR BARBARA SIMMS BRENT MICHEAL SIMMS COREY SIMMS
COREY DANTRICE SIMON RYAN N SIMON CHRISTIAN SIMONE STEPHANIE SIMONEAUX RYANNE JOSEPH SIMONES ANGELA SIMONS CHLOE M SIMONS ERNEST SIMONS JAMES ALLEN SIMONS JR JONAH B SIMONS JOSHUA CHARLES SIMONS STEFANIE LETA SIMONS
JAMES D SIMONSEN JOSHUA RUSSELL SIMONSEN DAVID GREGORY SIMONSON GAGE D SIMONSON AUNDREA L SIMPSON AUSTIN TYRRELL SIMPSON CANISHIA JUANITA SIMPSON CAYLON MALACHI SIMPSON CHRISTIAN DANIEL SIMPSON CHRISTOPHER D SIMPSON
CLIFFTON D SIMPSON CLYDE V SIMPSON CODY SIMPSON COURTNEY BLAIR SIMPSON JAMES SIMPSON JAMES R SIMPSON III JEFFREY B SIMPSON JEREMY CHADWICK SIMPSON JEROME D SIMPSON JERRALD DWAINE SIMPSON JEVON SIMPSON JOAN W SIMPSON
KELLI D SIMPSON LOGAN REECE SIMPSON MALONE ALEXANDER SIMPSON PAMELA SUE SIMPSON RACHEL A SIMPSON RAYMOND SCOTT SIMPSON REGINA SIMPSON ROBERT J SIMPSON ROBERT P SIMPSON SETH K SIMPSON STEVEN K SIMPSON TERRY LEE SIMPSON
THOMAS SIMPSON TIMOTHY G SIMPSON TRAVIS M SIMPSON WAYNE SIMPSON WENDY G SIMPSON BARTLEY ADAM SIMS BENJAMEN SIMS BRANDI SIMS BRANDON LEE SIMS CHRISTOPHER L SIMS CHRISTOPHER LEE SIMS DANIEL ELLIOTT SIMS DAVID M SIMS
DEWEY S SIMS HUNTER RAY SIMS JAMIE G SIMS JOHN B SIMS JOHN L SIMS III MARLON VORN SIMS MIGEL LEE MARTINEZ SIMS SCOTT EDWARD SIMS TYLER CHRISTOPHER SIMS WILLIAM R SIMS WYATT IVAN SIMS MUHARREM SIMSEK ALEXANDER G SINCLAIR
DERYSE MARIA SINCLAIR JONATHAN CRAIG SINCLAIR KATELIN FAITH SINCLAIR NICOLE SINCLAIR ROBERT SINCLAIR STEPHEN SINCLAIR TRENT W SINDELAR JAMES J SINEATH III JOHNNY RAY SINES CARL BRANDON SING BLAINE SINGER CHRISTOPHER SINGER
ANURAAG ABHISHEK SINGH ASHISH SINGH BAKHSHINDER SINGH DEVON SINGH GURPREET SINGH JASLEEN KAUR SINGH KHAILASH SINGH KRISTOFF SINGH NAVJOT SINGH NIKITA SINGH VISHNOO SINGH DEEPAK SINGLA COREY J SINGLETARY JARED L SINGLETARY
MARVIN E SINGLETARY RICHARD L SINGLETARY CHELSEA SHAE SINGLETON CHRISTOPHER PAUL SINGLETON COREY D SINGLETON DARRYL C SINGLETON DAVID SINGLETON JANA-LACEY U SINGLETON JARROD SCOTT SINGLETON JASON E SINGLETON JEFFERY ALLEN SINGLETON
JEFFREY A SINGLETON LEVI WILLETT SINGLETON ROBERT SINGLETON WILLIAM SINGLETON WYVONIA SINGLETON JOSHUA SINKINS RAY SINNOTT ROBERT SINNOTT KATLYN ELIZABETH SIPE CASEY SIPES HOLLY DAWN SIPES NATHAN DANIEL SIPES TRISTAN TRE SIPES
LARREGUI J SIPHO DAMYON SIPPOLA TEOFILO SIPRIANO JR ARNULFO SIQUEIROS-SANCHEZ ZACHARY W SIRMANS ASHLEY RENEE SISCO JAMES MATTHEW SISK MATHEW THOMAS SISK NICHOLAS TREY SISK MARCONI SISON VALERIE SITAR MICHAEL JOSEPH SITARSKI
AARON SITCH VASANTHAKUMAR SITHANATHAN LEALUN SLADE SITZ EDWARD M SITZBERGER TYLER JAMES SITZMANN ANBARASAN SIVAJI LABIN KISHORE SIVANADAR L MARISELVAM SIVANPILLAI RAHUL SIVANU PANDIAN AARON R SIZEMORE JAMES OLEN SIZEMORE II
PERRY BILL SIZEMORE WILLIAM WALTER SJOLINDER PAMELA FAYE SJOSTROM JASON T SJULLIE JOSEPH ALLEN SKAGGS KEVIN M SKAGGS KYLE R SKAGGS BONNIE SKARA STEVEN R SKEELS JACE R SKEEM RUSSELL REED SKEEM TRAVIS SKEEN CORBIN FLOYD SKELTON
FOY ETCHIESON SKELTON LANDEN SCOTT SKELTON TYLER B SKELTON ZACHARY FOY SKELTON KEVIN M SKERO JOHN F SKERRITT IV LINDSAY L SKIDMORE AUDRIANA DADRIAN SKILLERN MATTHEW M SKILLSTAD SEAN SKINN BIRCH K SKINNER BOBBY JOE SKINNER
BROCK SKINNER CHRISTOPHER AUSTIN SKINNER HAROLD CLINTON SKINNER HEATHER SKINNER JAVON DANTE SKINNER JOHNATHAN SKINNER KENDALL LEE SKINNER KIRK AARON SKINNER MARSHA A SKINNER MICHAEL SKINNER RANDY JON SKINNER STACEY T SKINNER
STEPHEN C SKINNER TYREL GOLDEN SKINNER BRITTINI SAMANTHA SKIPPER ERIC THOMAS SKIPPER WILLIAM TIMOTHY SKIPPER ANTHONY W SKIRVIN CHARLES T SKIRVIN MARCUS D SKOGLUND ZACHARY LEE SKOK LEANN M SKOKAN STEVEN E SKROBISZEWSKI
ELIZABETH W SKUFCA LESZEK E SKULSKI JERRY W SLABAUGH BENJAMIN ALMA SLACK CHRIS J SLADE DAVID SLADE WILLIAM SLAGLE DALTON JAMES SLAIN RACHEL SLAIN BRANDON LYNN SLATE NATHANAEL W SLATE ROBERT CHRISTOPHER IRVIN SLATE
JOSEPH KENT SLATER JOSHUA GREGORY SLATER THERAN R SLATER LEIGH'R J SLATES PATRICK TURK SLATES RONALD SLATTERY ASHLEY NICOLE SLAUGHTER GARY T SLAUGHTER JASON T SLAUGHTER JEREMY A SLAUGHTER MARVIN Q SLAUGHTER
MICHAEL LAMONT SLAUGHTER CATHARINE A SLAVENS CHAD M SLAVENS RYAN DAVID SLAVENS JAMES SLAVIN STANISLAV NA SLAVSKIY SCOTT SLAWINSKI TYLER JON SLAWSON ANTONIO DAWON SLAYTON ANTHONY D SLEDGE IVAN SLEDGE III KRISTIN P SLEDGE
JAMES MICHAEL SLEEP JERRY DALE SLEEP GREGG SLENTZ STEPHEN SLESINSKI STEVEN D SLIDER JUSTIN D SLIFE JAMES KENNETH SLIGH BRADLEY A SLIKER TODD W SLIKER STANISLAV SLIVCHENKO BRIAN KEVIN SLOAN DILLON CASHWELL SLOAN ADAM RAY SLOATE
MATTHEW SLOB JERZY SLOMKA ELI ANDREW SLONIKER JOSHUA D SLOSSON MICHAEL J SLOSSON BRANDON C SLOUCK CHRISTOPHER D SLOVAK DARRECK T SMAKA PAMELA SMALBRUGGE CULLEN JAMES SMALL JASON SMALL MARK SMALL MATTHEW SMALL
NICHOLAS SMALL TREY ROSS SMALL CRAIG PHILIP SMALLEGAN CHARLES SMALLEN ALEX SMALLEY JOHN SMALLEY MICHAEL A SMALLEY JAMES EDWARD SMALLMON KATHRYN DEANNA SMALLMON KIMBERLY L SMALLMON CURTIS SMALLS MICHAEL SMALLS
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DEREK M SMETZER KAREN M SMID JASON E SMILEY MICHAEL SMILEY PERRIS ALEXANDER SMILEY RODNEY LEE SMILEY HAROLD SMIT AARON M SMITH AARON N SMITH AARON VINCENT SMITH ADAM M SMITH ALEX B SMITH ALEX BERNARD SMITH ALEXANDER SMITH
ALEXANDER RAYMUNDO SMITH AMANDA SHA SMITH ANDREW DWAYNE SMITH ANDREW KEETON SMITH ANDREW RICHARD SMITH ANGELA BENNETT SMITH ANTHONY LOUIS SMITH ANTHONY T SMITH ANTONIO TRYMANE SMITH ASA C SMITH AUSTIN DEAN SMITH
AUSTIN H SMITH BENJAMIN E SMITH BENJAMIN PAUL SMITH BENJAMIN TIMOTHY SMITH BENTON T SMITH BILLY J SMITH BOBBY TYLER SMITH BRAD L SMITH BRAD L SMITH BRADLEY SMITH BRANDIN LANE SMITH BRANDON K SMITH BRANDON LEE SMITH
BRANDON LEE SMITH BRANDUN KEITH SMITH BRENNEN RAIDER SMITH BRETT SMITH BRIAN M SMITH BRYAN E SMITH BRYCE DAVID SMITH CAMERON BLAKE SMITH CAMERON D SMITH CANDICE AKEMI SMITH CARLIE S SMITH CARSON DAVID SMITH CASEY JORDON SMITH
CASSIE NICHOLE SMITH CHADWICK SMITH CHARLES DANIEL SMITH CHARLES R SMITH CHARLES WALTER SMITH CHERYL L SMITH CHRIS SMITH CHRIS T SMITH CHRISTIAN R SMITH CHRISTINA D SMITH CHRISTOPHER SMITH CHRISTOPHER A SMITH
CHRISTOPHER DALE SMITH CHRISTOPHER DARVEL SMITH CLAINE SMITH CLAYTON C SMITH CLINT T SMITH CLINT T SMITH JR CLINT V SMITH CODY ALLAN SMITH CODY JOSEPH SMITH COLTEN JED SMITH COREY S SMITH CORNELIUS SMITH CORY A SMITH
CORY JADE SMITH COURTNEY BROOKE SMITH CRAIG SMITH CRYSTAL ALYNN SMITH CRYSTAL G SMITH DAMIAN JEFFREY SMITH DANE MORRIS SMITH DANIEL SMITH DANIEL L SMITH DANIEL LORREN SMITH DANNY L SMITH DAVID L SMITH JR DAVID MYLES SMITH
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DUSTIN E SMITH DUSTIN L SMITH DYLAN MATHEW SMITH EDDIE ANDREWS SMITH EVAN ANDREW SMITH EVAN W SMITH FONDA MICHELLE SMITH FRANK SMITH FRANKLIN WOOLARD SMITH GARRI W SMITH GARY LYNN SMITH GARY MICHAEL SMITH GLENN A SMITH
GLENN R SMITH II GRADY F SMITH GREGORY MICHAEL SMITH HARRY K SMITH HAYDEN JOSEPH SMITH HEATHER S SMITH HELEN SMITH HOWARD SMITH HUNTER RILEY LEE SMITH HUNTER WILLIAMS SMITH HUXLEY DANE SMITH IEON SMITH ISAAC JUDE SMITH
ISAIAH S SMITH SR JACK D SMITH JACOB ISSAC SMITH JACOB LE SMITH JACOB LEE SMITH JACOB LOWELL SMITH JACOB T SMITH JAMES GRANT SMITH JR JAMES H SMITH JAMES NATHAN SMITH JAMES ROBERT SMITH JAMES SCOTT SMITH JR JAMES T SMITH
JAMES TYLER SMITH JAMIE C SMITH JAMIE CRAIG SMITH JAMISON SMITH JAMISON R SMITH JARED R SMITH JASON A SMITH JASON AARON SMITH JASON D SMITH JASON D SMITH JASON LEE SMITH JASON ROBERT SMITH JASON S SMITH JAY ANDREW SMITH
JAY R SMITH JAYLA SIMONE SMITH JEFFERY B SMITH JEFFREY A SMITH JEFFREY A SMITH JEFFREY CRAIG SMITH JEFFREY S SMITH JEREMY SMITH JEREMY QUINTON SMITH JEREMY S SMITH JERRY SMITH JESSALYN RAE SMITH JEVON MARTELL SMITH JIMMY F SMITH
JOE LOUIS SMITH JR JOEY D SMITH JOHN ALAN SMITH JOHN EDWARD SMITH JOHNNY BRENT SMITH JONATHAN E SMITH JONATHAN MICHAEL SMITH JONATHAN ROSAVELT SMITH JONATHAN W SMITH JONATHON AARON SMITH JONMICHAEL VERNON SMITH
JORDAN ALLEN SMITH JORDAN M SMITH JOSEPH AARON SMITH JOSEPH BRUCE SMITH JOSEPH EDWARD SMITH JOSEPH HOWARD SMITH III JOSEPH JUSTIN SMITH JOSH SMITH JULIE A SMITH JUSTIN DEREK SMITH JUSTIN TYLER SMITH JUSTIN TYLER SMITH
KAITLIN C SMITH KALEB SMITH KATIE E SMITH KATINA LYNN SMITH KEITH A SMITH KELBY M SMITH KENNETH A SMITH KEVIN SMITH KEVIN D SMITH KEWUNDRIA SMITH KOLTON L SMITH KONNOR DAVID SMITH KYLE M SMITH LANCE SMITH LANDON MITCHELL SMITH
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MARCUS JAVON SMITH MARK A SMITH MARK A SMITH MARK A SMITH MARK ALAN SMITH II MARK B SMITH MARK LOUIS SMITH MARLIN B SMITH MARVIN SMITH MATTHEW SMITH MATTHEW B SMITH MATTHEW JACKSON RAY SMITH MATTHEW R SMITH
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SEAN M SMITH SHANE SMITH SHANE HARRISON SMITH SHANNON LISA SMITH SHAUN PAUL SMITH SHAWN ELLIS SMITH SHELDON SMITH SHERRY D SMITH SHILOH D SMITH SHONDRA SMITH STEFANIE E SMITH STEPHEN SMITH STEPHEN CHADD SMITH
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TERRY R SMITH JR TESLA D M SMITH THOMAS A SMITH IV THOMAS ALEXANDER SMITH THOMAS BRANDON SMITH THOMAS C SMITH TIA BREUNNA SMITH TIMOTHY ALAN SMITH TIMOTHY D SMITH TIMOTHY W SMITH TONY SMITH TONY W SMITH TORIS GERARD SMITH
TRACEY J SMITH TRACY HAMILTON SMITH III TRAVIS LEE SMITH TRAVIS W SMITH TRAVIS WADE SMITH TRAVIS WAYNE SMITH TREVOR M SMITH TROY SMITH TROY T SMITH TUCKER LANE SMITH TYLER COLE SMITH TYLER HARLEE SMITH TYLER R SMITH UHRANN K SMITH
UNTON LUMONT SMITH VINCENT SMITH VIVIAN A SMITH WALTER S SMITH WESTON LEE SMITH WILLIAM C SMITH WILLIAM CANTRELLE SMITH WILLIAM DANIEL SMITH WILLIE DEWAYNE SMITH WYATT SMITH ZACHARY A SMITH ZETH SMITH JAMES SMITH III
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SCOTT ANDREW SMOOT DEDRICK SMOTHERMAN HOWARD C SMOTHERS JILL NICOLE SMOTHERS RICK L SMUTNY CHRISTOPHER CHARLES SMYTHE KERN SNAGGS BRYAN R SNATCHKO LUCAS MARION SNELGROVE JIMMY SNELL KYLE WILLIAM SNELL DAVID A SNELLENBARGER
AUSTIN LEE SNELLING CASPAR M SNELLING GEORGE T SNELLING MICHAEL A SNELLING SHANNON L SNELLING JOHN WALTER SNELLINGS DALLAS TODD SNIDER KAREN LYNN SNIDER KERRY GENE SNIDER RESSA MICHELLE SNIDER KENDRA LEANDRA SNIPE
EDWARD R SNIPES JR JEFFREY LEE SNIPES JESSICA HAILE SNIPES WILLIAM CODY SNIPES BRADLEY E SNODDY NOAH LEE SNODDY ROBERT D SNODDY JAMIE J SNODGRASS STEVEN P SNODGRASS ROBERT SNOOK ALFONZA M SNOW BRANDON T SNOW CHRISTOPHER A SNOW
GLENN K SNOW MATTHEW D SNOW MELISSA A SNOW SCOTT LEE SNOW SPENCER NORRIS SNOW THADDIUS G SNOW WILLIAM J SNOW TRACY SNOWBERGER JOHN PAISLEY SNOWDEN ANTHONY SNYDER BRIAN K SNYDER COLTEN SNYDER JOSEPH J SNYDER
KIANNA CEREASE SNYDER KIRK JOSEPH SNYDER LISA AUDREY SNYDER LONNIE D SNYDER JR MARIA SNYDER MICHAEL JAMES SNYDER SONYA Y SNYDER STEVEN P SNYDER TERRY L SNYDER TRAVIS SNYDER TROY JOHN SNYDER WALTER SNYDER WILLIAM DENVER SNYDER
HAUNANI SOARES MARCO SOARES MESSIAS SOARES VERNON M SOARES KYLE JAMES SOBCZAK LEO J SOBCZAK EDWARD F SOBEHART ELIZABETH F SOBEY GINO SOCCIARELLI CHAD D SODERQUIST MARIA SOEIRO JUSTIN SOERGEL ERIC FRANCIS SOFRANKO
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JESUS HERNANDEZ SOLIS JORGE HOMERO SOLIS JR JOSE A SOLIS JUAN SOLIS JUAN CARLOS SOLIS LUIS ANGEL MONTES SOLIS MOISES HELIODORO RAMOS SOLIS SUSANA SOLIS GABRIEL ISAIAH SOLOMON HOLLAND BRYAN DE JESUS SOLORIO CEDRONIO A SOLORIO
WILLIAM SOLORIO TIMOTHY J SOLOS CHHAT SOM PAUL SOMERS NADIR SOMJI ANDREW SOMMER NARA SON SOC KHA SON DHAVAN SONANI KEITH C SONDEJ DAVID SONDENO JOSHUA CARL SONNEBERGER BRANDON S SONNENFELT KERRY SOODEEN
RAMAN AMARNATH SOODIYAL ANIL SOOGRIM SARA J SOOSH SARA K SOPER GREGORY SORA JOSEPH ROBERT SOREM ANJELENE D SORENSEN GEORGE W SORENSEN JOSEY SORENSEN NATHAN SORENSEN SKYLER JON SORENSEN WILL D SORENSEN DARIN L SORENSON
ADRIENNE SORIANO KARLA AURORA SORIANO VILORIA DRAGANA SORMAZ CLINTON WADE SORRELL ERIC M SORRELL RICHARD EARL SORRELLS THOMAS SORRELLS GIUSEPPE SORRENTO SUSAN R SORRICK RONALD J SORTERS JR JORY SORTLAND AMBROSIO SOSA IGNOT
ALEJANDRO SOSA LECHUGA MARIA SOSA SANCHEZ JAMES MATTHEW SOSBE ISAAC DWAYNE SOSH ISAIAH DAKOTA SOSH SR DAVID J SOSINSKY PEGGY L SOSSAMON GODWIN KWAMI SOSUH ARMANDO FLORES SOTELO JULIETA SOTELO VILLEGAS ALEJANDRO SOTO
ALI H SOTO ARIEL SOTO BAILEY WESTON SOTO CARLOS SOTO GUSTAVO LUIS SOTO JOSE J SOTO MADELINE SOTO OMAR JEHISON SOTO ROBERTO SOTO MARIA ELENA SOTO SILVA GRACIELA SOTO VALDEZ RHETT A SOUDER KEVIN D SOUL GAGE LEWIS SOULIA

MICHAEL SOUSA JEFFERSON DEAN SOUTH PATRICK SOUTH MARKEL SOUTHAM AMBER SOUTHARD CHELSEA SOUTHARD JUSTIN D SOUTHARD ANDREW MICHAEL SOUTHER WILLIAM B SOUTHER ANNA DAWN SOUTHERN DANA R SOUTHERN JAMES M SOUTHERN
SAMUEL JACOB SOUTHERS JOHN C SOUTHWELL JOSHUA P SOUTHWICK THOMAS FRANKLIN SOUTHWICK JOE C SOUTHWOOD AMANDA FAYE SOVEL AARON E SOVEREIGN BRYCE AARON SOVEREIGN NICHOLAS J SOVEREIGN SHANNON STEVE SOVEREIGN COLLEEN K SOWDERS
JASON SOWELL EDWARD A SOWLES MORGAN RENEE SPADE STANLEY E SPADE CODY WAYNE SPAIN JAYMES LANDON SPAIN DANIEL J SPALDING MICHAEL S SPALDING ERICA LEIGH SPALIN LOGAN SPANGLER STEVEN SPANKS LUCAS LEON SPANN DANIEL SPANOS
BLAKE ADAM SPARKMAN DANNY SPARKMAN DUANE SPARKMAN KYLE A SPARKMAN MICHAEL B SPARKMAN DAVID CAMPI SPARKS ELIJAH JAMES SPARKS LARRY W SPARKS JR ROBERT DALE SPARKS JR JOSEPH M SPARROW TOM SPATOLA ASHTON PAUL SPAULDING
CODY CHRISTOPHER SPAULDING DONQUIS SPAULDING NICHOLAS JOSEPH SPAULDING STEVEN P SPAULDING JR ZACHARY ALAN SPAULDING SAMANTHA M SPAW KRISTAN ANN SPEAR CHRISTY D SPEARS DYLAN MICHAEL SPEARS LEANN N SPEARS
MARCUS MARCELLOUS SPEARS TRESHON JERMAIN SPEARS ADAM J SPECE DAVID R SPECHT MARK G SPECHT BRYCE P SPECK KIMBERLY ROSEANN SPECK BRANDON RAY SPEEGLE JORDAN D SPEER JUSTIN L SPEER SUZANNE M SPEER RICHARD HUNTER SPEIGEL
TAYLOR PAIGE SPEIGEL MICHAEL D SPEIGHTS JOSEPH R SPEIGL MARK J SPELLAR BRYSON SPELLMAN BRANDON JOSEPH SPENCE CHARLES J SPENCE DOUGLAS G SPENCE JEREMY M SPENCE JUSTIN E SPENCE ROBERT E SPENCE SANDRA L SPENCE TREVOR SPENCE
TYLER WESTON SPENCE ADAM C SPENCER DONALD R SPENCER DOUGLAS A SPENCER HENRI JON SPENCER JEREMIAH DANIEL SPENCER KYLE DOUGLAS SPENCER KYLER L SPENCER MARK CHRISTOPHER SPENCER MICHAEL SPENCER MICHAEL W SPENCER
TRAVIS C SPENCER WELTON WALTER SPENCER YOLONDA CATRICE SPENCER CHAZELLE C SPENNEBERG BRANDON R SPIAK DANNY R SPICER RANDY J SPICER TREVOR BLAKE SPICER JONATHAN ROY SPIECE AMY M SPIEGEL TIMOTHY A SPIEGEL ZACHARY T SPIEGEL
RYAN M SPIESS NICHOLAS S SPIGLE GERALD J SPIKER LAKRISTEN L SPILLER TRAVIS W SPILLIARD ZACHARY TYLER SPILLMAN JOHN P SPINA BRENDON CHASE SPINKS JAIME A SPINKS TIMOTHY A SPIRES NANCY ANN SPIRKO JONATHON R SPITLER IAN M SPITZER
JUSTIN P SPITZER TIMOTHY J SPITZMUELLER JAMIE R SPIVEY TYLER DANIEL SPIVEY AUSTIN T SPOHN MATTHEW ERIN SPOON AMBER MARIE SPORL ROLAND S SPORLEDER CHRISTOPHER ALLAN SPRAGUE JOHN F SPRAGUE II LARRY G SPRAGUE MATEJ SPRAH
JOSEPH JOHN SPREITZER WAYNE V SPREITZER KYLE M SPRENGER CONNOR SCOTT SPRIMONT JOHN WALTER SPRING WILLIAM L SPRINGBORG PHILLIP JORDAN SPRINGER RODNEY B SPRINGER STEPHANIE SPRINGER TIMOTHY J SPRINGER JOSHUA MCLEAN SPRINGS
BEVERLY A SPRINKLE RICKY STEVEN SPRINKLE ZACHARY THOMAS SPRINKLE ZACHARY SPRINTZ BENJAMIN A SPROAT DANESHIA SHAVONTA SPROTT TIMOTHY R SPROULL GARY DON SPROUSE TRAVIS D SPROUSE KENNETH MICHAEL SPRUILL ANGELA SPURLOCK
CECIL SPURLOCK III COLTON KEITH SPURLOCK LANCE SPURLOCK RYAN T SPYRKA ANNA SQUIRE BILLY JOE SQUIRE JERRY W SQUIRES II JOHN PAUL SQUIRES PETER SQUIRES AUSTIN SQUYRES JOY A SQUYRES PHILLIP AUDEAN SQUYRES SRIRAM SRIDHARAN
ARAMBU SRIKANTHAN VIJAY SRINIVASAN ROY H SRYMANSKE JAY ST AMAND JARED ST AUBIN KENNETH ST CLAIR STEPHANIE M ST CLAIR ROBERT ST DENIS DAVID R ST GEORGE CRAIG ST JEAN BYRON RAY ST LAURENT WILLIAM ST MYER WAYNE N ST PIERRE JR
AARON JUDD STACE DEREK STACEY NATHAN STACEY NOAH STACEY RON STACEY JACQUELYN R STACHOWSKI JAROSLAW K STACHURA STEWART JAMES STACHURA DAVID L STACKHOUSE TRAVIS M STACKHOUSE LUCIUS WAYNE STACKS ANDREW STACY BONITA L STACY
MARK ALAN STACY AUSTIN PATRICK STADIE MARSHALL R STADLER TRAVIS TANNER STAFFEY ALLEN FREEMAN STAFFORD CASEY GAIL STAFFORD JODI STAFFORD JONREESE MANNING STAFFORD RAY LEE STAFFORD RAYMOND M STAFFORD SHAWN PATRICK STAFFORD
THOMAS F STAFFORD JOSHUA STAGE CADE ALLEN STAGGS KIM R STAGGS MICHAEL ANTHONY STAHL TODD STAHLMANN MARK D STAIB SUMMER GRACE STAIGER FELIPE STA-JUANA JOSEPH STERLING STALKER MICHELLE F STALLARD WADE S STALLARD
AARON TYLER STALLINGS CHRISTOPHER ADAM STALLINGS CODY ALLEN STALLINGS MARVIN STALLINGS MATTHEW STALLINGS MELISSA STALLINGS TRENT POPE STALLINGS DUSTIN S STALLONES ROBERT B STALLWORTH II DARRIN L STALNECKER CHRIS X L STAMAND
ROBERT DOUGLAS STAMBAUGH JR DUSTIN L STAMER GAGE CHARLES STAMM TRACEY A STAMMER NORMAN KENNETH STAMPS ROBERT BRAD STAMPS TYLER E STANCHIN JERMAINE LORELL STANDER TY DOUGLAS STANFIELD JAMIE LYNN STANFORD LANCE EUGENE STANFORD
SHAWN STANGER GERASIMOS STANITSAS CHANDLER BLAINE STANLEY CHARLES THOMAS STANLEY JAMES TANNER STANLEY JOHNOTHAN R STANLEY MARCO A STANLEY MICHAEL STANLEY MICHAEL WILEY STANOFF ROGER D STANSBURY CLARA STANTON
DAVID EARL STANTON JAMES R STANTON JOSEPH D STANTON DANIEL W STANUSH JARED STANWORTH ADAM STAPLES BRANDON TYLER STAPLES EMILY STAPLES BRIAN S STAPLETON HEATHER BROOKE STAPLETON JAMES STAPLETON PETER STAPLETON KYLE R STAPLEY
BEVERLY A STARK JOHN W STARK ZACHARY LEE STARK RYAN STARKEY WILLIAM STARKEY LARISSA STARKS SHAWNA M STARKS TODD L STARKS TRAVIS L STARKS TRAVIS L STARKS WILBUR STARKS JAMES ISAAC STARLING GREGORY STARNES JOHN A STARNES
LARRY M STARNES SETH DANIEL STARNES BRIAN D STARR BRIAN S STARR CHRISTOPHER JUNIOR STARR LINDA M STARR MARIA L STARR RYAN GERALD STARR SCOTT D STARR WAYNE R STARRETT ANN E STASCH STEPHEN SCOTT STASNY AUSTIN M STASTNY
HAROLD STATELER JONATHAN STATELER MICHAEL G STATEN STEVEN RYAN STATHAM MICHAEL R STATLER ERIC M STATON SHAWN TROMANE STATON JARED A STAUB JOSHUA W STAUB KEVIN J STAUB ROBERT SCOTT STAUB ALLEN E STAUFFER DAVID STAUFFER
DIRK A STAUFFER GARRETT STAYTON KENNETH DALE STCLAIR JR LORENZO ST-COEUR BRANDON J STEACIE TRAVIS STEACIE JOEY G STEADMAN KYLE PATRICK STEADMAN ALEXANDER J STEAR ANTHONY RAY STEAR FRANKLIN RAY STEARMAN MICHAEL LEE STEARNS
DOUGLAS F STEBBING ROBBIE G STEBBINS PATRICK J STECK RYAN R STECKELBERG JARDEE C STEED SHIRLEY STEED MASON LEO STEEL BRENT COLLIN STEELE CHARLES W STEELE CORY W STEELE GREG L STEELE JOSHUA C STEELE MELINDA J STEELE
MICHELLE L STEELE RANDY STEELE TYLER MATTHEW STEELE ALEX MICHAEL STEEN BRENDON STEEN JAMES CAMPBELL STEEN WILLIAM BROOKS STEEN JEREMY DALE STEENBARGER NICOLE STEERE CARRIE STEEVES PAUL STEEVES ANDREW G STEFANEK
ANDRE STEFENON MADISON C STEFKO ZACHARY J STEFKO CHARLES B STEGALL KYLE E STEGE DUSTIN THOMAS STEGEMANN MICHAEL ALAN STEGEMANN JEFF A STEGEMILLER JOSEPH P STEGEMILLER BREANNA JEANAE STEGER KEVIN L STEHLY AARON DALE STEIN
ASHLEY D STEIN BRYAN DANIEL STEIN CARSTEN STEINER JEREMY S STEINER DENNIS JOHN STEINHILBER JOHN D STEINKAMP TONY LEO STEINKRAUS TIFFANY M STEINSHOUER SHELBY CLAIRE STELLING KELLEN C STELLMACHER-SQUIRES JOHN CHRISTOPHER STELMAN
JOHN T STEM SHAWN D STENNETT JAMES CLAUS STENSLAND KALE STEPHEN BASIL NA STEPHEN ANDERSON ADDISON P STEPHENS CHAROLETT D STEPHENS DANIEL MALLORY STEPHENS III DANIEL WESTON STEPHENS EDWARD BLAKE STEPHENS EDWARD N STEPHENS JR
GEORGE WILLIAM STEPHENS JASON ALLEN STEPHENS JASON LEE DARNELL STEPHENS JOSEPH F STEPHENS JR JOSEPH J STEPHENS LEONARD WILLIAM STEPHENS MATHEW STEPHENS RICHARD LEE STEPHENS RICHARD T STEPHENS RICKY A STEPHENS ROBERT STEPHENS
SCOTT MATTHEW STEPHENS SCOTT R STEPHENS SHERRY D STEPHENS SKYLER P STEPHENS STACEY ANN STEPHENS TODD M STEPHENS WILLIAM PAUL STEPHENS ALLYSON DEAN STEPHENSON BRANDON ADOLF STEPHENSON ERIC SEAN STEPHENSON GAVIN STEPHENSON
GEORGE STEPHENSON JASPER CHASE STEPHENSON JESSICA L STEPHENSON REGINALD STEPHENSON TIMOTHY D STEPHENSON TYRIK LAMAR STEPHENSON MARK J STEPP JARED P STERLING ROBERT STERNER KENNETH R STERNS JR HEATHER STESSEL JUSTIN DAVID STETZ
BRANDON S STETZENBACH MICHAEL DAVID STEUBER MICHAEL L STEURY THOMAS R STEVELEY BRIAN STEVENS BRITTIN STEVENS CASEY DAVID STEVENS EVAN REED STEVENS HARLAND LE GRANDE STEVENS HAROLD V STEVENS JR HAROLD WIILIAM STEVENS
JASON CHARLES STEVENS JASON D STEVENS JORDAN OLEN STEVENS JOSEPH ALLEN STEVENS MARK STEVENS PHILLIP B STEVENS RUSTY A STEVENS SHELBI MARIE STEVENS THOMAS M STEVENS TRISHA D STEVENS WILL ALLEN STEVENS ASHLEY STEVENSON
BLAKE STEVENSON GLENN J STEVENSON KEN STEVENSON MALIK E STEVENSON RICHARD D STEVENSON SHANE STEVENSON TANNER LOY STEVENSON RODERICK STEWARD RODERICK SETH STEWARD SHALISHIA SHANDREA STEWARD VERNAL LANCE STEWARD
ADAM STEWART ADAM B STEWART ADAM E STEWART BRANDON STEWART CARL WAYNE STEWART CHARLY S STEWART CHASE M STEWART CHRISTOPHER KEITH STEWART DAVID KAWIKA AARON STEWART DERRICK A STEWART DONALD SHANE STEWART
EDWARD RANDALL STEWART JACK W STEWART JAMES STEWART JAMES N STEWART JEFFREY C STEWART JEREMY WAYNE STEWART JIMMY STEWART JOSEPH H STEWART LEROY STEWART LESLIE A STEWART MEGAN ROSE STEWART MICHAEL CHASE STEWART
MICHAEL G STEWART MITCHELL W STEWART NATHANAEL L STEWART PATRICK WILLIAM STEWART RAYMOND EUGENE STEWART RITA A STEWART RONALD E STEWART RYAN STEWART SHAWN MIGEAL STEWART SHELTON MALACHI STEWART STEVEN JAY STEWART
TISHA J STEWART TOYE BENJAMIN STEWART III TRACIE M STEWART TREVOR M STEWART TY D STEWART VINCENT JACOSALEM STEWART YKONDRIS STEWART MICHAEL T STEZOWSKI JR THOMAS STEZOWSKI CLINT K STICKAN NATHAN STICKAN DALE E STICKLE SR
ADRIAN AARON STIDHAM DERICK RILEY STIDHAM ANTHONY STIEH GUTHRIE STIENS JEREMIAH M STIENS SCOTT F STIENS AARON M STIER JEREMY HOWARD STIFF PHILLIP S STIGALL SEAN S STIGGER TAMARA DAWN STIGGERS KALEB PHILLIP STILABOWER
JONATHAN R STILL BRIAN CHARLES STILLION JEFF A STILLWELL ADAM J STILTNER RONALD L STILTNER SARAH K STILTNER ALEXANDER B STIMPSON GARON R STIMPSON JAMIE STIMPSON DAVID M STINE TABITHA S STINE DAWN L STINE-SMITH JESSE ALLEN STINNETT
JOHN M STINNETT RYAN SCOTT STINNETT SHANE MAXWELL-WAYNE STINNETT CONNER DALE STINSON WILLIAM STINSON MITCHEL STIPEK TAD SAMUEL STIPP SKYLER ROBERT STITES SPENCER WILLIAM STITES TRE D STITES KRISTINE L STIVER DARCI A STOBAUGH
TIFFANY D STOBAUGH MICHAEL EDWARD STOBER JACOB CHRISTOPHER STOCK AMANDA F STOCKMAN KENNETH J STOCKS ANDREW JACOB YORK STOCKTON CODY BRANDON STOCKWELL MICHAEL L STOFFA GARY W STOGSDILL JR PETAR STOJAKOVIC MARIJANA STOJANOVIC
AARON STOKES CHRISTOPHER LD STOKES COREY LEE STOKES FRANKLIN C STOKES JACOB STOKES JAMES LUCAS STOKES JOSHUA DANIEL STOKES LOREN S STOKES MINDI L STOKES TRAVIS STOKES WILLIAM EDWARD STOKES JR JESSICA N STOKLEY CLINTON JAMES STOLL
STEPHEN G STOLL TRISTIN SCOTT STOLL RYAN W STOLP BARRY STOMM SETH A STOMM ALVIN STONE APRIL MICHELLE STONE ASHTON BERG STONE BLAKE ALEXANDER STONE CASEY STONE CHRISTOPHER RANDAL STONE COLBY BRYANT STONE DANIEL LEE STONE
DENNIS HAROLD STONE DYLAN AVERY STONE HARRISON DADE STONE JAMES M STONE JARRET STONE JEREMY STONE KEITH AARON STONE LOIS E STONE MICHAEL I STONE MICHAEL SCOTT STONE NATHANIEL REID STONE RACHYL GAIL STONE TIMOTHY A STONE
WILLIAM B STONE ZACHARY MARK STONE DILLON J STONEBACK NICOLE J STONEBACK GREGORY ALAN STONECIPHER ANDREW D STONEWALL ARTHUR STONEY III CARLTON M STONEY FREDRICK S STONG AMANDA JANINE STORER ARQUARALOIS QUARTEZ STOREY
JODY J STORM CHRISTOPHER D STORMES MARK T STORNELLI SHANNON D STOROVICH RYAN G STORRJOHANN BRIAN JAMES STORY IAN M STORY SCOTT N STORY VICTOR M STOUDEMIRE III JOSEPH RHETT STOUGH CHRISTIAN B STOUT ERIC N STOUT JAMIE JONATHAN STOUT
RANDY D STOUT REX D STOUT ROBERT LYLE STOUT SHAWN D STOUT STEPHANIE M STOUT TRACY T STOUT BRANDON ANTHONY STOVALL CHRISTOPHER ANDREW STOVALL DAVID CRAIG STOVALL JOSHUA K STOVALL ROGER GENE STOVALL JR ZACHARY TUCKER STOVALL
JASON STOVER MORGYN STOVER PIERRE M STOVER CHRISTOPHER A STOW CHRISTIAN M STRABALA JUNE C STRACENER JUSTIN LEE STRACENER ROXXANE NICHOLE DRIGGERS STRACENER ROY DAVID STRACENER TODD ALEXANDER STRACHAN JONATHAN J STRAETKER
MYRIAH L STRAETKER THOMAS ANTHONY STRAHLE KYLE HOWARD STRAIT LIZETTE ANN STRAIT MATTHEW TYLER STRAIT THOMAS ALBERT STRAIT MICHAEL P STRAKO CODY DIXON STRAKOSE-GRIFFIN SEAN K STRALO ERIC A STRAND ZACHARY JOSEPH HUNTER STRANEY
ROBERT STRANG JR WILLIAM D STRANG ANDREW C STRANGE ANDREW M STRANGE BLAKE MATTHEW STRANGE PERCIVAL JERVONNE STRANGE TODD DAVID STRANGE CHRISTIAN STRANGER KRISTIN STRASSER PAUL M STRASZEWSKI MARK E STRATHERN
DEE EVELYN STRATTON SHANNON M STRAUB ROSS E STRAUBINGER MICHAEL R STRAUGHN JAMES MATTHEW STRAUSE JR CAMERON SCOTT STRAWN JEFF L STRAWN SHANE STRAWN STEVEN A STRAWS SHAWN ANTON STRAZAR LISA SUE STREBIG DEREK W STRECKER
CONNOR E STREET LOGAN D STREET PAUL-ANTHONY STREETE ERIC DEANDRE STREETER GAGE CHRISTOPHER STREETER COLTON L STREETMAN ROBERT G STREETMAN CHERA JOY STREEVAL ANDREW J STREFF KYLE A STREICH SARAH JANE STREICH DARIAN STREMBLE
CHRISTOPHER RYAN STREVER ALEXANDER V STRICKLAND CHAD C STRICKLAND DAVID G STRICKLAND DAVID R STRICKLAND GINGER A STRICKLAND JEFFREY CRAIG STRICKLAND KAREN S STRICKLAND KRISTY LYNN STRICKLAND LARON B STRICKLAND
MICHAEL JEREMY STRICKLAND NATHAN KYLE STRICKLAND PATRISE STRICKLAND ROBERT D STRICKLAND RONALD S STRICKLAND RYAN MICHAEL STRICKLAND JOSHUA DANIEL STRICKLER MICHAEL L STRICKLIN JEREMY CHAD STRINGER KEVONTE K STRINGER
WILLIAM DEWAYNE STRINGER WILLIAM GRANT STRINGER LACY JAY STRINGFELLOW DOMENICO STRINGILE TIMOTHY ANDREW STRISKO ERIK ROBERT STROBEL STEPHEN J STROBEL BRIAN STROCK DANA STROCK STEVEN MICHAEL STROCK TRENDA STRODE
DUSTIN R STROH HUNTER M STROH JASON M STROHL JEREMY STROHM LANDON LEE STROHM BYRON STROJNY WAYLON L STROM JARED J STROMAN ZACHARY LELAND STROMAN TYLER A STROMQUIST CORNELIUS M STRONG DARREN JAY STRONG GAVEN REED STRONG
JEFFREY T STRONG JOHNNY B STRONG LARRY STRONG JR MICHAEL B STRONG RYAN G STRONG TYLER STRONG AUSTIN RUSSELL STROTHER DAVID C STROTHER II JORDAN LEE STROUD LOGAN GARRETT STROUD MATTHEW EVERETTE STROUD WALTER STEVEN STROUD
NATHAN R STROUP JASON R STROWGER BRYAN STROZIER ANGELINA MARIA STRUBLE JENNIFER L STRUEBY MICHAEL STRUNK JONATHAN MATTHIAS STRYCKER ALEX STRYLOWSKI MARK E STUART MICHAEL R STUART RICHARD TYLER STUBBEN JERRY LYNN STUBBLEFIELD
JOSHUA MICHAEL STUBBLEFIELD STEVEN L STUBBLEFIELD BRIAN J STUBBS TALLEN VICTORIA STUBBS JEFFERY SCOTT STUDNICKI LUCAS R STUDT BARRY L STUEVE JOHN E STUFFLEBEAN SHERI STUFFLEBEAN ANTHONY CRAIG STULL SHANNAN P STULL CASEY COLE STULTZ
CHRISTOPHER A STULTZ KRISTIN STULTZ RYAN M STUMPF MASON W STURDIVANT PHILLIP NA STURDIVANT BLAKE EDWARD STURGILL NATANYA S STURGILL ANTHONY TODD STURKIE JASON B STURKIE DANNY W STUTTS DEREK WILLIAM STUTTS GARY D STUTZMAN
PAUL J STUTZMAN DONNIE RAY STYONS ADRIAN HERRERA SUAREZ JOHN SUAREZ MANUEL SUAREZ MANUEL SUAREZ NELSON A RAMIREZ SUAREZ VALERIA SUAREZ NAGARAJ SUBBARAYALU MAHESWARI SUBBURAJ MANOHARAN SUBBURAJ NADERA SUBIT
BASKAR SUBRAMANI SATHISH SUBRAMANI ANANTHARAMAN SUBRAMANIAN GOPALAKRISHNAN SUBRAMANIAN YOGESH SUBRAMANIAN BALAJI SUBRAMANIYAN ZOE SUCATO ION SUCIU JACOB J SUCKSTORF JAMES D SUCKSTORF JORDAN JAMES SUCKSTORF
STEPHANIE J SUCKSTORF VELMURUGAN SUDALAIMUTHU KYLE STEPHEN SUDDUTH BHARATHNARAYANAN SUDHAKAR YUKO SUGA CODY WAYNE SUGGS WALLACE LEE SUGGS JR GEORGE SUIAN-JOHNSON KEVIN SUIK ROBBY SUITS JASON A SULC JENNIFER MARIE SULEWSKI
MAXIM SULIMA STEVE SULIMAN BRYAN O SULLINS ERIC N SULLINS PAUL J SULLINS AMY LYNNE SULLIVAN BENTLEY SULLIVAN BERNARD J SULLIVAN BILLY W SULLIVAN CARRIE D SULLIVAN CHANCE EDWARD SULLIVAN CLARENCE D SULLIVAN DELILAH SULLIVAN
DOUGLAS SULLIVAN GILBERT ANDREW SULLIVAN JACK SULLIVAN III JACOB A SULLIVAN JAMES J SULLIVAN JASON L SULLIVAN JOHN LUTHER SULLIVAN JOHN M SULLIVAN NANCY J SULLIVAN NATASHA J SULLIVAN RICK GEORGE SULLIVAN ROBERT CARL SULLIVAN
ROSEMARY LOWERY SULLIVAN RYAN W SULLIVAN THOMAS GLENN SULLIVAN III THOMAS JOSEPH SULLIVAN JEREMY WAYNE SUMMERFORD KENNETH S SUMMERFORD JR ROBERT ERIC SUMMERFORD JR THOMAS W SUMMERFORD EMMA KATHLEEN SUMMERS
HARLEY WAYNE SUMMERS HAROLD FRANKLIN SUMMERS JR HUNTER J SUMMERS JAMES BLAIR SUMMERS JAMIE R SUMMERS JOEY PATRICK SUMMERS KENNETH LEE SUMMERS KERA LEIGH SUMMERS MICHAEL L SUMMERS RILEY JESS SUMMERS THOMAS L SUMMERS
JACOB SUMMERTON JASON SUMMIT FAITH ELIZABETH SUMNER JAMES SUMNER JAMES LEON SUMNER JR WESLEY SUMNER DAVID A SUMOSKI CURTIS SUMPTER JR MARTRELL MARTQUZE SUMPTER ERIC HARRISON SUN JOHNSON SUN WEIPING SUN YI SUN
KUMARAN SUNDAR SELVAKUMARAN SUNDARAM CODY J SUNDAY SHAUNCE THOMAS SUNDERLAND CAMERON SUNSERI VANNAK SUOM COURTNEY KAUAPOAILANI SUPE FLORABEL SUPERABLE MATTHEW SUPPLE KYLE M SUPPLEE SHANE STEFAN SUPRENANT
ZIGMONT JOHN SURAWSKI IV VELAVAN SURESHKUMAR ADAM MICHAEL SURF JILL SURFACE ROBERT W SURFACE MICHAEL H SURPRENANT-VOGT KENT JAMES SUSLAVICH MEGHAN VICTORIA SUTALSKI ALISON SUTCLIFFE NEIL SUTCLIFFE JACOB HENRY SUTERMEISTER
BRENDAN SUTHERLAND DONALD FRANCIS SUTHERLAND JR JAMES C SUTHERLAND JASON N SUTHERLAND ZACHARY D SUTHERLAND KEVIN L SUTHERLIN KYLE JOSEPH SUTHERLIN CODY MCCLAIN SUTTERFIELD TONY ELBERT SUTTERFIELD KOLT ZACHARY SUTTLES
CANDACE L SUTTON DIMICK SUTTON GARY WAYNE SUTTON HUNTER JOHN SUTTON JADEN MATTHEW SUTTON MARCUS SUTTON ROBERT J SUTTON ROBERT J SUTTON JR SCOTT ALEXANDER SUTTON ZACHARY ROY SUTTON LORENZO SUYAPA BACA
BRADEN MATTHEW SUZNOVICH TOBY J SVATOS JERRY J SVEC JR ANTHONY L SVEHLA JULIE K SVOBODA KEVIN D SVOBODA JOHNNY K SWACK JR ERIC D SWAFFORD JACOB PAUL SWAFFORD JOSEPH E SWAFFORD BEVERLY J SWAIM HUNTER D SWAIM JOSHUA R SWAIM
SENECA JEAN SWAIM TYLER SWAIM ADAM D SWAITE THOMAS L SWALLEY MICHAEL R SWALLOW RYAN SWALLOW JOSHUA J SWAN KEVIN SWAN MICHAEL R SWAN WILLIAM H SWAN JUSTIN CHRISTOPHER SWANDER MICHAEL A SWANK BRANDON LANCE SWANN
EDWARD A SWANN II JEREMY KYLE SWANN LANCE ELDREDGE SWANN MITCHELL WILLIAM SWANN EILEEN MARY SWANNER CHARLES W SWANSON CORWIN SWANSON JESSE L SWANSON JONAS LEA SWANSON MEGAN LYNN SWANSON COLLIN J SWANTEK ALVIN L SWARTZ
JONATHAN MICHAEL SWARTZ MATTHEW MCINTOSH SWARTZ ANTHONY E SWEAT WENDY L SWEAT GARY SWEATMAN JOSEPH SWEATMAN RYAN B SWEATMAN JOSHUA SWEATT SHAUN MICHAEL SWEAZY ROBERT N SWEENEY TRADD L SWEENEY DAVID J SWEERUS
AUSTIN SWEET BRYANT ALEXANDER SWEET CATHERINE ELIZABETH SWEET DAVID A SWEET CHRIS SWEETAPPLE KADE JAMES SWEETEN LAURIE LYN SWEGMAN JEFFERY SCOTT SWEIGART COLLEEN SWENSON MICHAEL RAY SWENSON NICHOLAS COLE SWENSON
MELISSA SWENTON BRIAN L SWICK ROBERT G SWICK STEVE SWIECH RAYMOND RORBY SWIFT PATRICK K SWIGART PATRICK S SWIM JOHN D SWIMS JERRED E SWINBURN JAMES W SWINDLE III JEFFERY D SWINDLE JEREMY L SWINDLE MICHAEL REED SWINDLE
OSCAR DALE SWINDLE SCOTTY LEE SWINDLE JOHN-DAVID BURTON SWINEY JOSEPH CADE SWINGLE MARK TYLER SWINK KEVIN RAY SWINNEY ADAM R SWITZER NICKOLAS RAYMOND SWITZER DESMOND BLAZ SWOFFORD TYRESE ZYIAN SWOOPES-HARRIS JAY M SWOYER
NATHAN J SYBERT STEVEN E SYDENSTRICKER JESSICA M SYDOW AYUB SYED SALAAR AHMED SYED NOORUL ILAHI SYED MYDEEN MOHAMED SAJITH SYEED IBRAHIM JERRY DEWAYNE SYKES RODNEY P SYKES PHILLIP M SYLVESTER JR LEE A SYLVIA BENJAMIN SYMES
AUSTIN SYMONS RICK SYMONS TIM SYMONS MINDY MARIE SYNDRAM LINDA L SYNOWKA MARTIN F SYPNIEWSKI SCOTT P SYRKEL THIRAKONE SYSAVAN TRAVIS D SYSLO BRANDON SKYLAR SYX EDWARD ALEXANDER SZABO JULIUS J SZAKONYI DONALD P SZALLAR
DUANE WILSON SZUREK VY A TA DENNIS ARGOS TABANERA JOHN CHRISTOPHER CM TABB GEORGE TABIOS THOMAS WALTER GEORGE TABISZ ELIZABETH TABIZON THOMAS TABOADA DAVID D TABOR BRYAN LEE TACKETT RANDY JOE TACKETT JAKE NA TAESCHLER
RICHARD TAFOYA ADAM TUCKER TAFT BRITTANY NICOLE TAGER USOALI'I TA'INAMU JOSEPH A TAKENS JOSEPH MICHAEL TAKITCH AMITAV TAKOORCHARAN JAMES R TALADA CARLOS TALAMANTES JOSHUA T TALBERT HUNTER JOSEPH TALBOT KATIE TALBOT
KAYSON TALBOT SHANE B TALBOT CHAD S TALKINGTON CHRISTAL TALLANT JAMES TALLANT CHRIS LYNN TALLEY CHRISTOPHER JASON TALLEY DARRELL J TALLEY ERICK TALLEY PAMELA L TALLEY SARA TALLEY STEVEN DAVID TALLEY TRAVIS TALLEY MICHAEL E TALLY
AMIL TALOVIC JOSE RUIZ TAMAYO DEMPSEY LYNN TAMEZ SEEVALAPERIYANRAJA TAMILSELVAN JIA TAN DAI TANG NICHOLAS KANE TANGEN CHARLIE B TANNER COLLIN WADE TANNER LUTHER R TANNER JR NATHAN J TANNER PERCY L TANNER DANNY RAY TANON
MICHAEL RAY TANON AMZIE NICOLE TANTON KEVEREZ V TANZY ANTHONY JOSEPH TAPIA ANTHONY JOSEPH TAPIA GENARO TAPIA NICHOLAS RAY TAPIA THEODORE R TAPIA ERASMO TAPIA-CARO DUSTIN TAPP JEFF TAPP JR JEFFREY D TAPP JERALD WAYNE TAPP III
CLARENCE ALEXANDER TAPPAN ZACHARY HEATH TAPSCOTT KHRISTIAN LATEEZE TARANGO CHRISTOPHER P TARBY CHAD WAYNE TARKINGTON BOBBY A TARLTON BOBBY D TARLTON JOSHUA DARREN TARLTON STEVEN CHASE TARLTON TAB D TARLTON JR
TIMOTHY NICHOLAS TARLTON ANTHONY JAMES TARPLEY CHRISTOPHER FRANK TARTAMELLA RONALD K TARTAMELLA JOSEPH T TARTE JOSHUA TARTLER HUNTER ALLEN TARVER JANIS TARVER KEATEN N TARVER CHRISTOPHER SHANE TARVIN VINCENT PAUL TASCIONE
DAVID M TATAR BEAU MEWBOURN TATE CARTER BURKE TATE EDWARD L TATE ELDRICK ZENDRELL TATE JOHN DAVID TATE MCNARY RYAN TATE MICHAEL SHAWN TATE MICHELLE C TATE ROBERT M TATE DILLON M TATE-BIERMAN MAURICE TATUM WILLIE J TATUM
ELISIVA T TAUFA JOE TAVARES OLAVO MEIRELES TAVARES OLIVEIRO DALOMBA TAVARES GABRIELA TAVAREZ NATHAN J TAVOLETTI ANDREW D TAYLOR ANTHONY R TAYLOR BARRY DARNELL TAYLOR JR BENJAMIN JAMES TAYLOR BENJAMIN S TAYLOR BETSY RENEE TAYLOR
BRANDI A TAYLOR BRANDON ALLEN TAYLOR BRANDON E TAYLOR BRANDON M TAYLOR BRITTANY A TAYLOR BRITTANY NICOLE TAYLOR BROCK MICHAEL TAYLOR BROOKE DANIELLE TAYLOR CARL JOSEPH TAYLOR CAROLYN W TAYLOR CHAD S TAYLOR CHARLES ANDREW TAYLOR
CHRISTIAN BLAKE TAYLOR CHRISTINA LYNN TAYLOR CHRISTINA S TAYLOR CHRISTON TIMOTHY LEE TAYLOR CHRISTOPHER WAYNE TAYLOR CLAYTON C TAYLOR CODY C TAYLOR CODY ZEB TAYLOR CORY TAYLOR DAN TAYLOR DEREK E TAYLOR DEVIN MCCLARY TAYLOR
DIXIE LAURA TAYLOR DONALD ALLEN TAYLOR DWIGHT TAYLOR EDWIN G TAYLOR II FELIX CHRISTOPHER TAYLOR GARY ANDREW TAYLOR GEORGE E TAYLOR GREG A TAYLOR HOWARD WAYNE TAYLOR HUNTER ALLEN TAYLOR ISAIAH TAYLOR ISAIAH CHASE TAYLOR
JAMES A TAYLOR JAMES EUGENE TAYLOR JR JAMES EUGENE TAYLOR SR JAMES HUNTER TAYLOR JAMES V TAYLOR JEB S TAYLOR JEREMY NATHANIEL TAYLOR JERMAINE E TAYLOR JOE M TAYLOR JONATHAN M TAYLOR JONATHAN R TAYLOR JONATHAN W TAYLOR
JONATHON PAUL TAYLOR JOSEPH MATTHEW TAYLOR JOSHUA JAMES TAYLOR JOSHUA MICHAEL TAYLOR JUDY K TAYLOR JUSTIN LAMAR TAYLOR KABE GRAISON TAYLOR KENNETH G TAYLOR KEVON D TAYLOR KIRK E TAYLOR KYLE RYAN TAYLOR LONNEL TAYLOR
MACK EDWARD TAYLOR JR MARCUS TAYLOR MARK CLARENCE TAYLOR MARSHAWN CLARENCE TAYLOR MICHAEL A TAYLOR MICHAEL L TAYLOR MITCHELL HEATH TAYLOR NANCY S TAYLOR NATHAN TAYLOR NATHAN MORRIS TAYLOR NICKOLE M TAYLOR NICOLE TAYLOR
PHILIP A TAYLOR JR PHYLLIS D TAYLOR QUINCY TAYLOR REGGINAL L TAYLOR REGINA C TAYLOR RICHARD MICHAEL TAYLOR ROBERT V TAYLOR ROY LEE TAYLOR JR RUSSELL J TAYLOR RYAN TAYLOR SCOTT TAYLOR STEPHEN WAYNE TAYLOR STEVEN RANDALL TAYLOR
TERRY W TAYLOR TRAVIS TAYLOR TRAVIS ANTWAIN TAYLOR WILLIAM TAYLOR WILLIAM S TAYLOR ZACHARY TAYLOR ZACHARY D TAYLOR ZACHERY STEVEN TAYLOR KEITH CARMAN TAYLOR-BARKS DILANE TCHOUNKEU CLAYTON D TEAGUE DAVID W TEAGUE
JUSTIN CHRISTOPHER TEAGUE ROBERT CRAIG TEAGUE SHANE P TEAGUE VARNEY TEAH GARY W TEAK MORRIS EDWARD TEASLEY JOSHUA M TEATER ADAM TEATHER KEVIN DOYLE TEBO NATHAN CHASE TEBO CHRISTOPHER WAYNE TEDDER CLAY STEVENSON TEDDER SR
CODY RYAN TEDDER DUSTIN LEE TEDDER ZACHARY JOHN TEDESCO JOSHUA SWADE TEELING ARVIND TEEMAL JAYCE BRANTLY TEEPLES HALEY N TEER JOHN GARRETT TEER CORY ALLEN TEETER ERIC L TEETER GERALD A TEETER JEREMY DAVID TEETER TROY A TEETER
DAVID TEIXEIRA DERREN TEIXEIRA JOSE RENE TEJADA LUIS TEJADA MICHAEL TEJADA SANTIAGO TEJADA SANTOS TEJADA BINIAM TEKIE GHIRMAY TEKLEAB EDITH TELFER OSCAR TELLEZ ANTHONY TELLO CESAR E TELLO CESAR EDUARDO TELLO RUBEN TELLO
RUBEN M TELLO JOHN M TELVOCK STEVEN ANTHONY TEMME ANGEL TEMORES CHRISTOPHER TEMPLE LANCE T TEMPLES ALEX BLANCHARD TEMPLET GERALD ALLEN TEMPLETON JUSTIN S TEMPLETON DENNIS J TENCATI GINNY J TENNES CHRISTOPHER TENNEY
JOSE RODOLFO CAPUCHINO TENORIO ROMAN F TENORIO BANNER F TEO RONALD TEODORO FERNANDO PEREZ TEPOZANO BRENT TER STEEGE MARIO ALEJANDRO PIÑA TERAN MARTIN TERAN BRIAN DAVID TERHUNE JOSHUA O TERNET CRAIG V TERNUS JASON R TERNUS
BRITTANY LYNN TERPENING BRAYDEN DYAR TERRELL CODY MARSHALL TERRELL AARON L TERRY ANTHONY TERRY BILLY DWIGHT TERRY CHRISTIAN BO DYLAN TERRY DAVID ALTON TERRY DAVID P TERRY JACOB D TERRY JASON W TERRY JEANNIA JACKSON TERRY
JOSHUA BLAKE TERRY LANDER TERRY JR LISA NICOLE TERRY MARCUS D TERRY MARTY E TERRY MICHAEL MCCOY TERRY NATHAN TERRY PAYTON ALAN TERRY REBECCA TES MAHARI D TESFAI KAILIN TESKE NATE D TEST SHAWN TESTONE JOHN CARTER TETANICH
MARCUS TETEN ANDREW BRIAN TETTENHORST AWET TEWELDEMEDHIN MONY THACH CHARLES F THACKER HENON B THACKER JAMES B THACKER JEREMY THACKER JOHNATHAN BRENT THACKER OOIKATTAN THALAIVAN KEVIN B THALER MICHAEL R THALLEY
PAUL MICHAEL THAN MUSTHAKAHAMED THANASAHIB DAVY T THANG AMUTHA THANGAVEL MUTHULINGAM THANGAVEL MYVIZHIARTHI THANGAVEL TOGASRI THANGAVEL YUVALAKSHMI THANGAVEL VIVEK THAPLIYAL ALVIN THARP CALEB LEE THARP WAYNE S THARRETT
STEVEN A THATCH COREY WILLIAM THATCHER RAMANA KUMAR THATIKUNTA NGUN THAWNG REECE THAXTON AARON L THAYER DARRELL W THAYER JR DUANE D THAYER MICHAEL THAYER MICHAEL S THAYER SCOTT M THAYER JAMES DAVID THEDFORD MINN A THEIN
DEVIN MICHAEL THEISEN JAMES G THEISEN SETH H THEISEN ANTHONY H THELEN THOMAS D THELEN STACY LORENA THEOBALD KURT JAMES THERIOT JR JOHN CHASE THERRELL DENIS THERRIEN HEATHER KRISTIN THERRIEN ALBERT THIBEAULT JASON D THIEM
DAVID C THIES HARLEY THIESSEN ROBERT THIESSEN JASON EARL THIGPEN KOLDEN GEORGE THIGPEN LATANYA THIGPEN NATHAN BEDFORD THIGPEN NICKOLAS SCOTT THIMLAR PRAMEY THIRKATEH RAMYA THIRUMALAIKUMAR BHARATH THIRUMISHI JADA
NAGANATHAN THIRUMOORTHY KUMAR THIYAGARAJAN MAGESH PRABU THIYAGARAJAN PARVIN THOBHANI JAMES D THOENE WILLIAM J THOLKES NICHOLAS BRENDAN THOLL AARON R THOMAS ADAM D THOMAS BARRON C THOMAS BENJAMIN TODD THOMAS
BRIAN M THOMAS CALEB ANTHONY THOMAS CEDERICK ANTHONY THOMAS CHRISTOPHER THOMAS CHRISTOPHER MICHAEL THOMAS CLINT J THOMAS CODY ALLEN THOMAS COREY TONY THOMAS DALE A THOMAS DANYELLE RANIQUE THOMAS DARILLIZ THOMAS
DAVID A THOMAS DEXTER EMMANUEL THOMAS DONNA M THOMAS DUANE R THOMAS ERIC THOMAS ERIC D THOMAS ERIC D THOMAS JR HAROLD W THOMAS III JAMEEKO LAMAR THOMAS JAMES THOMAS JERMAINE EDGAR THOMAS JERRY LELAND THOMAS
JILLISKA A THOMAS JOHANNA THOMAS JOHN ALAN THOMAS JOHN H THOMAS JOHN J THOMAS JOHN W THOMAS JOHNNIE B THOMAS JORDAN THOMAS JOSEPH A THOMAS JOSHUA LAKE THOMAS JUSTIN M THOMAS KENNETH D THOMAS KERN THOMAS KEVIN THOMAS
KWAMI ASHAKI THOMAS LATWYN A THOMAS LAURA E THOMAS LYSA DANIELLE HYLAND THOMAS MARK WARREN THOMAS MARVIN TERRELL THOMAS MATTHEW A THOMAS MATTHEW DEREK THOMAS MICHAEL A THOMAS MICHAEL J THOMAS MICHAEL WAYNE THOMAS JR
RACHEL E THOMAS RICKEY EUGENE THOMAS RODNEY ALI THOMAS RONALD THOMAS RYAN ORELL THOMAS SETH ALEXANDER THOMAS SHAJI THOMAS SHANE R THOMAS STACY DON THOMAS STEVEN THOMAS TRENTON THOMAS TRISTAN NICHOLAS THOMAS
TYLOR G THOMAS VERONICA T THOMAS WALTER J THOMAS WHITNEY M THOMAS JARET THOMAS-FLYNN DANIEL B THOMASON ROBERT W THOMASON DONALD RIPON THOMPKINS AARON CRAIG THOMPSON ADAM J THOMPSON ADAM LEE THOMPSON
ADRIN BERNARD THOMPSON AMBER R THOMPSON AUSTIN LOGAN THOMPSON AVERY GEORGE THOMPSON BENJAMIN D THOMPSON BENJAMIN W THOMPSON BRETT THOMPSON BRITTANY NICOLE THOMPSON BRYAN E THOMPSON BRYAN EUGENE THOMPSON JR
CASEY J THOMPSON CASONDRA DAWN THOMPSON CHRIS THOMPSON COLBY SCOTT THOMPSON COOPER WELLS THOMPSON DALLAS DAVID THOMPSON DANIEL B THOMPSON DWAYNE THOMPSON DWAYNE Q THOMPSON EBEN A THOMPSON ERIC L THOMPSON
GARY THOMPSON GLENN A THOMPSON GRANT BREWER THOMPSON HOLDEN CHAYSE THOMPSON HOUSTON WAYNE THOMPSON HUNTER WAYNE THOMPSON JACOB D THOMPSON JACOB TYLER THOMPSON JAMES FRANKS THOMPSON JAMES L THOMPSON
JARROD S THOMPSON JED EDWARD THOMPSON JEREMY C THOMPSON JESS C THOMPSON JESSIE JAMES THOMPSON JOHN CLYDE THOMPSON JOHN L THOMPSON JOSEPH L THOMPSON JURMIE NELSON THOMPSON KATHRYN A THOMPSON KELLY LANE THOMPSON
KENNY J THOMPSON KEVIN THOMPSON KEVIN J THOMPSON KORTNEY V THOMPSON LARRY G THOMPSON LYNN A THOMPSON MARC R THOMPSON MATTHEW THOMPSON MICHAEL THOMPSON MICHAEL R THOMPSON PAIGE THOMPSON PHILIP G THOMPSON
RICHARD E THOMPSON RICHARD W THOMPSON ROBERT L THOMPSON ROBYN THOMPSON SARAH MEMORY ROSE THOMPSON SCOTT WILLIAM THOMPSON SHAWN FREDDIE THOMPSON SHAWN W THOMPSON SIERRA MARIE THOMPSON STANLEY CARNELL THOMPSON
STANLEY HEATH THOMPSON STEVEN KYLE THOMPSON TODD A THOMPSON TRAVIS W THOMPSON BRENT D THOMS DAVID A THOMSEN DRAKE BOYD THOMSEN RANCE THOMSON NATHAN COLE THORBURN KYLE K THOREN EDGAR L THORN ERIC FLEMING THORN
MATTHEW JOSEPH THORNHILL REBEKAH ANNABELLE THORNHILL BRYCE R THORNLEY NEIL R THORNLEY JR BRIAN LEE THORNSBERRY ASHLEY NICOLE THORNTON BRADLEY TYLER THORNTON BRYAN C THORNTON BRYAN WAYNE THORNTON CHARLES H THORNTON
COLBY LYNN THORNTON DANIEL M THORNTON DWYOT THOMAS THORNTON JR HUNTER HEATH THORNTON JIMMY T THORNTON II JULIE LOVELL THORNTON KYLE A THORNTON MICAH DALE THORNTON SIERRA N THORNTON TYLER THORNTON ZACHARY K THORNTON
JAY E THORP MATTHEW MICHAEL THORP JAKE M THORPE SHANE DOUGLAS THORPE TREVOR EDWARD THORSBY DERRICK DUANE THORSON GREG E THORSON CHRISTOPHER W THORSTED BARTON JOSEPH THRASHER BRIAN S THRASHER JARED DON THRASHER

MICHAEL O THRASHER RODNEY J THRASHER BRANDON DOUGLAS THRELKELD JOHANNA L THREM BRIAN THROWER JOSHUA ALAN THRUSH BALA THURAISINGHAM JON A THURBER RANDY THURBER BRYSON L THURMAN SHANNON N THURMAN EARNEST CHRISTOPHER THURMON
STEWARD LEE THURMOND BRADLEY M THURSTON BRADY L THURSTON KALVYN N THURSTON ROBERT CHARLES THURSTON JR TRAVIS J THURSTON DAWEI TIAN TROY L TIBBETTS ALEX GERALD TIBBS ZACHARIAH TIBERGHIEN JHUMEL A TIBULE KEVIN A TIBULE
KRISTIAN J TIBULE SETH DEVON TICE BENJAMIN E TICEN LISA M TICHLER RYAN L TICHLER STEVEN R TIDMORE WILLIAM MICHAEL TIDMORE ALEX NELUS TIDWELL JEREMY TIEDGEN BYRON TIERNEY JEREMY RYAN TIFFANY MICHAEL C TIGER ROLANDO TIJERINA
ADAM TILLER RAY MATTHEW TILLER SETH TILLERY BRIAN L TILLEY CLAYTON C TILLEY CRAIG TILLEY JILL A TILLEY ROBERT D TILLEY TYLER A TILLEY WALTER LEE TILLIS CALVIN Q TILLMAN JOSHUA AARON TILLMAN TRAVIS Y TILMAN ADAM L TILTON ANTONIO G TIMAS
CARLOS TIMAS LANCE C TIMBERLIN GLENDA SUE TIMBS JACOB R TIMM CHRISTOPHER MATTHEW TIMMERBERG DREW L TIMMERMAN JUSTIN MICHAEL TIMMERMAN KEITH W TIMMERMAN JR MATTHEW ALLEN TIMMERMAN JONATHAN E TIMMIS CHADBOURN M TIMMONS
DILLON TIMMONS JEFFERY DAVID TIMMONS JORDAN LEVET TIMMONS MATTHEW W TIMMONS AUSTIN HUNTER TIMMS TERRENCE TIMOTHY MURRAY TINDAL JR JOSE TINEO ORTIZ JEREMY B TINGESDAHL TIMOTHY D TINGESDAHL RILEY JAMES TINGEY STEVEN L TINGLE
AUSTIN WILEY TINKER JUSTIN C TINKLE JASON C TINNEY JONATHAN T TINOCO CODY TRAVIS TINSLEY JIMMY MICHAEL TINSLEY MICHOEL U TIO JACKSON TIPERT JAMES LEE TIPLER ASHLEY K TIPPETT NICHOLAS A TIPSWORD BEAU DYER TIPTON JUSTIN MARKEE TIPTON
TIMOTHY A TIRABASSI DIANA C TIRADO JANE C TIRRELL SANTIAGO TISCARENO CHRISTIAN C TISDALE GREGORY T TISDALE LAURICE D TISDALE III NICHOLAS LEE TISDALE WILLIAM B TISDALE JR JOSEPH TISDELL SAVANG TITH BRANDON R TITTLE DANNY L TITUS
STEVEN KENNETH TITUS GLORIA BACON TIWARI SIET TJONG DANIEL LEWIS TOBBE MICHAEL J TOBIN SHANA L TOCZYNSKI LEONARD TODD MICHAEL C TODD MICHAEL S TODD RICHARD DANIEL TODD WILLIAM ALLEN TODD BRADLEY TOEWS CHRISTOPHER SCOTT TOILLION
CHRISTOPHER TOKARZ DANNY TOLBERT JR DAVID TOLBERT SHAUNA DANIELLE TOLBERT JOEL TOLEDO JOSE LUIS TOLEDO FILIBERTO TOLEDO JORDAN FAIMAFILI TOLINIU DUSTIN TOLL RICHARD TOLLE JOHN E TOLLEY PHILIP B TOLLEY JAY TOLMAN MICHAEL ANDREW TOLMAN
MITCHELL P TOLOKONSKY ALEC TOLOSA BLAKE E TOLSON HOLDEN MARK TOLSON PAUL TOLSON JR ANDREW J TOM KYLE M TOM SALWAN TOMA JOHN MICHAEL TOMAN ROSALINO A TOMANENG MICHAEL D TOMASEK JOHN A TOMAZIN AMANDA ANN TOMES
MARKUS A TOMKA FRANUS DARIAN TOMKIEWICZ RANDY TOMKINS BRANDON DOUGLAS TOMLIN JONATHAN C TOMLINSON ALVIN J TOMLISON KOREY A TOMPKINS KYLE M TOMPKINS MATTHEW R TOMPKINS GRAYSON D TOMS JOSEPH TOMSHO MARIE TONELLO
ANDRE LEKENDRICK TONEY JOSHUA ERIC TONNIES BRIAN JAMES TOOHEY DAVID A TOOLE PHILLIP DEAN TOOMBS CARSON J TOONE RESA TOORIE LEON J TOPALIAN BRIAN M TOPE JENNIFER TOPELKO DANIEL TOPHAM TRADD N TOPPIN MANUEL DE JESUS TORAYA A
JACOB T TORGERSON GENSY R TORIBIO ALLISON LIZETH TORO VILLADA JAQUELIN M TORRE AMANDA R TORRENCE ADOLFO EMMANUEL CASTAÑEDA TORRES ALEJANDRO TORRES ARNULFO TORRES CARLOS JOVAN TORRES CESAR TORRES JR CESAR EDUARDO DELGADO TORRES
CRUZ FRANCISCO DELGADO TORRES EDGAR IVAN TORRES ELLYSA VICTORIA TORRES ERICK TORRES EULISES CALDERON TORRES FABIAN SANCHEZ TORRES FRANCISCO RAFAEL MARTINEZ TORRES HECTOR TORRES HILDA TORRES HIRAM ISAI TORRES JAYMES TORRES
JOFFRE TORRES JOSE G TORRES JUAN CARLOS MARTINEZ TORRES JUVENAL TORRES LUIS FERNANDO FLORES TORRES MARIA ESTEFANIA TORRES MARIA PIA TORRES MARTIN TORRES MEELVISS TORRES MOISES DANIEL TORRES NERCY YUNOEM OCHOA TORRES
RAZIEL NA TORRES SR ROGER TORRES SALVADOR TORRES JR WILLAN TORRES OSCAR ORLANDO TORRES BARNICA JAVIER A TORRES JIMENEZ EZECKIEL TORRES LOPEZ RUBEN TORRES ROSAS AMADOR PAUL TORREZ JERRY E TORREZ ANTHONY PAUL TORRICELLI
FRANCISCO DE LA CRUZ TOSCANO CHAD TOST RAYMOND TOTH LUC TOURIGNY LUCAS MICHAEL TOUSIGNANT FRANCISCO TOVAR NOHELIA TOVAR RUBEN TOVAR NORMA E TOVAR DE CUEVAS CHRISTOPHER WADE TOWE CURTIS LEE TOWELL KRISTY MICHELLE TOWERY
KYLE ANDREW TOWERY ROBERT WAYNE TOWERY BENJAMIN B TOWLES BRANDON D TOWLES MICHAEL SCOTT TOWLES GABRIEL ALANDA TOWNS ADAM CHASE TOWNSEND BRUCE EARL TOWNSEND DWIGHT D TOWNSEND GEORGE PALMER TOWNSEND
JAMES RICHARD TOWNSEND KEVIN A TOWNSEND LOUIS D TOWNSEND TREVOR DALE TOWNSEND WILLIAM H TOWNSEND DAVID TOWNSON JR JAMES TOWNSON ALEICIA D TRACY DEANNA N TRACY MARK C TRACY SCOTT A TRACY THOMAS TRACY GARRETT TRAFZER
ANDREW MICHAEL TRAIL CHRISTOPHER JEA TRAISTER LARRY D TRAMEL CARLA D TRAMMEL CRAIG A TRAMMEL MASON ANTHONY TRAMMELL CUONG Q TRAN GIAU TRAN KHANH T TRAN NAM PHUONG TRAN PHU THANH TRAN TIEN X TRAN TRINA L TRAN VU T TRAN
DJUAN RAMON TRANNON LASSANA TRAORE PETER M TRAPANI CLIFFORD R TRAPP JOSHUA A TRAPP RUSSELL G TRASK JOSEPH EDWARD TRASTER KYLE NIKOLAUS TRAUB IVAN TRAVER BLAKE TYLER TRAVIS MARK ALLEN TRAVIS JR NOAH ALEXANDER TRAVIS
WADE A TRAVIS BILL RIVES TRAWICK JR DESTIN BLAINE TRAWICK MATTHEW BRADY TRAWICK TY LAMAR TRAYLOR CHRISTOPHER M TRAYNOR TYLER HENRY TREADAWAY JEFFREY A TREADWAY JEREMIAH ALAN TREADWAY JEREMY L TREADWAY JILL K TREADWAY
CLINT W TREASE DAWSON TREAT SHAUN AUSTIN TREAT ROBERT ALLEN TREESH II RYAN TREESH TODD TREESH ANGELO TREJO CHRISTOPHER TREJO EFRAIN TREJO HERMAN A TREJO JESUS EDUARDO RODRIGUEZ TREJO ROBERTO JIMENEZ TREJO SR ROGELIO R TREJO
CRYSTAL TREJO LOZANO ROGELIO TREJO ORTIZ KATRINA KAY TREMAINE JEFFREY TREMBLAY MIGUEL TREMBLAY PIERRE TREMBLAY CELESTE ANN TREMBLEY JAMES G TRENHOLM BRITTANY MARIA TRENT JERRY MICHAEL TRENT JACKSON HITCHCOCK TRESTER
MARTIN TREVILLIAN SEAN MICHAEL TREVILLIAN FRANCISCO R TREVINO JUAN E TREVINO STACIE TREVINO HECTOR FRANCISCO TREVINO FERNANDEZ JORDAN TREW AMELIA E TRIANA JERRY LEE TRIBLE DANIEL TRICKETT TRIFON I TRIFONOV JAMES MATTHEW TRIM
TYRONE T TRIMBLE BLAKE HAMILTON TRIMM CHARLES VAN TRINH TRINH V TRINH KENNETH TRINIDAD MARIO A TRINIDAD TIMOTHY TRINIDAD JOSEPH R TRINOSKY BRIAN D TRIPP CORY NICHOLAS TRIPP DARREN TRIPP JASON E TRIPP VALERIE TRIPP
MARY KATHRYN TRIVETT LARRY ALLEN TROLLINGER SAMANTHA TROLLOPE GARRETT J TROMBI MARCOS A TRONCOSO KEITH TROSCLAIR ADAM BLAKE TROTMAN EMILY FRANCES TROTMAN JEFFERY L TROTMAN JOSHUA K TROTMAN JOHN RAYMOND TROTTER
RAPHAEL TROTTIER DELORME DEMETRIUS DANDRE TROUPE KEVIN D TROUSDALE ANTHONY M TROUT JEFFREY LAVINE TROUT JEFFRY DAVID TROUT JOEL THOMAS TROUT RICHARD B TROUT RICHARD DILLON TROUT ZACHARY DOUGLAS TROUT COREY TROUTMAN
KEVIN TROVERO CODY LEE TROWBRIDGE PAULA V TROWBRIDGE WESLEY L TROWBRIDGE KAYDEN ALLAN TROXELL JASON D TRUAX JOEL TRUAX THOMAS PHILLIP CHANDLER TRUAX GRANT WILLIAM TRUBACH ADAM N TRUDEAU AUSTIN THOMAS TRUDEAU
JENNIFER L TRUDEAU MELODY J TRUDEAU TIMOTHY W TRUDELL BRADFORD G TRUE MICHAEL EUGENE TRUE JACK D TRUEBLOOD III MICHAEL E TRUEBLOOD JUSTIN TRUELOVE ERNEST TRUESDALE LUCAS ALLEN TRUESDELL PHILLIP A TRUESDELL JESSICA NICOLE TRUETT
BENJAMIN TRUJILLO BENJAMIN TRUJILLO JUAN JOSE RAMOS TRUJILLO SAMUEL TRUJILLO LUIS CARLOS TRUJILLO BOTELLO SPENCER C TRUMAN BRYSON TRUMBLE KARYN STEPHANZ TRUMBULL CHRIS D TRUNCK NGUYEN CAM TRUONG PETER A TRUONG THUY N TRUONG
MICHAEL P TRUSCHKA MICHAEL RAY TRUSS NATHAN DEREK TRUSS JASON DANIEL TRUSSELL EUGENE TRUSZ ADAM TRYHUK MITCHELL T TRYON ISABEL G TRYTHALL SHERMAN TSE SIMON TSE CHARLES TSHIKO JIM N TSIRIKOS ROBERT TUBBS JUSTIN KYLE TUBERVILLE
NATHAN DON TUBERVILLE ANTWOINE MARCEL TUCK JACOB GRANT TUCK CHARLES JOSEPH TUCKER CHRISTOPHER R TUCKER CHRISTOPHER T TUCKER ELDON D TUCKER HAROLD IRVIN TUCKER JONATHAN ROBERT TUCKER JORDON G TUCKER JOSEPH E TUCKER
JOSHUA TUCKER JULIE ELIZABETH TUCKER KARALEE J TUCKER LACY REED TUCKER LEQUASIS MARKESE TUCKER LONNELL TUCKER RANDLE GLENN TUCKER ROBERT H TUCKER ROBERT L TUCKER SAMUEL TUCKER TARAN LYNN TUCKER WARD J TUCKER JOHN TUIN
FRANK GUTHRIE TULLOS JR BRANDON DOUGLAS TULLY PHILIP DANIEL TUMINARO ROBERT R TUNIN MORRIS LEWIS TUNNELL JR JAMES E TUNNICLIFF JACOB R TUNSTALL TEVITA MANUKIA TUPOU JR SADIK TURAN ROGERIO TURATTI COLEMAN M TURBEVILLE
CARL JAMES TURBYFILL PATRICK TURCOTTE JEFFREY LEE TURCSIK RICKEY L TURK JR MICHAEL J TURKO BENJAMIN G TURLEY THOMAS ROBERT TURLEY CHRISTINE TURMAINE BRYCE E TURMAN JOSHUA M TURNAGE MICHAEL W TURNAGE STEVEN A TURNAGE
BRYLIN D TURNBO JEREMY LYNN TURNBO THOMAS WAYNE TURNBO BRYCE TURNBOW MONIQUE R TURNBOW JEREMY TURNBULL ROBERT D TURNBULL ALLAN LEE TURNER ANDREW TURNER ANDREW RYAN TURNER ANGELO A TURNER BARRY C TURNER BLAKE V TURNER
BRANDON ROBERT TURNER BRIAN AUBREY TURNER CARLOS EUGENE TURNER CHELSEA DAWN TURNER CHRISTOPHER W TURNER CLARENCE DAVY TURNER COLBY EUGENE TURNER COLTON DANIEL TURNER DAKOTA EDWARD TURNER DAVID WESLEY TURNER
DOUGLAS DEWAYNE TURNER II ERIC P TURNER EVELYN S TURNER JACEY TURNER JARMEL MURDIS TURNER JASON A TURNER JAYMIE DANIEL TURNER JORDAN D TURNER JORDAN TAYLER TURNER KEITH A TURNER KEVIN LAMONT TURNER LE'ARIAN MARKAILE TURNER
LITTLE JOSEPH TURNER LORETTA D TURNER LUCAS TURNER MATTHEW J TURNER PAGE ELLIS TURNER IV PAUL MICHAEL TURNER SR RAY L TURNER RICHARD TURNER RICKY L TURNER ROBERT O TURNER ROBERT WESLEY TURNER ROSALIND TURNER RYAN E TURNER
SCOTT A TURNER SHAWN TURNER TIMOTHY R TURNER TINA RENEE TURNER TRAVIS A TURNER TRAVIS P TURNER TYLER G TURNER WILLIAM BEAU TURNER ZACHARY L TURNER SR ZANE PATRICK TURNER BRODY WADE TURNEY TODD CARLETON TURNEY
MARC SAMUEL TURNGREN JEREMY THOMAS TURNIPSEED JOSHUA LLOYD TURPIN MICHAEL R TURVEY ADAM JACOB TUTAK RICHARD A TUTEN TRAVIS CLARK TUTEN ANDREW T TUTTLE BRODIE ALEXANDER TUTTLE CHERIE L TUTTLE CHRISTIAN T TUTTLE
CHRISTOPHER A TUTTLE KRISTA JUNE TUTTLE TASELE C J TUUPO UELESE S TU'UPO CHRISTOPHER Q TVETER BRITTON L TWEEDY SARAH AKUA TWENEBOAH BENJAMIN D TWINE PHILLIP TWINEM CHRISTOPHER MARK TYCHANOWICZ DONALD J TYLENDA ADAM JORDAN TYLER
CHRISTOPHER W TYLER DALE MICHAEL TYLER DALLAS D TYLER KEVIN DWIGHT TYLER OWEN W TYLER RYAN MICHAEL TYLER SCOTT E TYLER SHANE PATRICK TYLER STEPHEN TYLER TRAVIS W TYLER ELDON TYMS JAMES O TYNER III MARVIN LANE TYNER JACOB TYNES
KALEB TYNES DAVID ARTHUR TYO WESLEY EARL TYREE ELIZABETH TYRRELL MATTHEW EDWARD TYRRELL MATTHEW BLAINE TYSINGER ALFONZO LYNDELL TYUS TOMAS TZAJ JORDAN M UBAUDI UGUR UCAR KARNAM G UDAYAKUMAR BAXTON UDY BURKE N UDY
DUSTY UDY JOSHUA J UDY REESE N UDY WESLEY D UDY ALEXANDRA UELE BJ M UELE MONIQUE UELMEN ALLAN W UETTWILLER BRIAN J UFFORD IZUCHUKWU ALBERT UGWU JOSHUA L UHINCK DANIEL J UHING TYLER M UHING TINA MARIE UJCICH MICHAEL RUN UKLIAN
ROBERT UKRAINETZ BRETT M ULLOM JAMES RYAN ULLOM KIMBERLY S ULLOM ISAIAH JAMES ULRICH ELIJAH B ULSH TIMOTHY J UMBARGER JONATHAN A UNDERWOOD KEVIN J UNDERWOOD MICHAEL A UNDERWOOD RICK L UNDERWOOD JR ROBERT UNDERWOOD
WYATT UNDERWOOD BRODY DARRELL UNGER MICHAEL S UNGER RYAN W UNGER DEVON JAMES UNSELD RONNIE KEITH UPCHURCH JR WESLEY KEITH UPCHURCH WADE A UPDIKE DUSTIN UPHOFF ERIC S UPLINGER AMY UPP FRANKLIN UPSHAW JAMES DAVID UPTON
MATTHEW T UPWALL JOHNNY URBANEK OSCAR OMAR URBINA ANTHONY MICHAEL RAY URE MIRA UREKAR JORGE E URENA CARLOS N URIBE DAVID J URIBE OSWALDO URIBE ISAIAH STEPHON URISTA MARCO NAVARRO URISTA ALFRED F URSO JR ANGEL G URTEAGA
RAUL G URTIAGA KEVIN USELTON OLEG USENKO TAURIS D USHER HUSEYIN USLU SHANE DAVID USNER NICHOLAS JAY USSERY D CHAD UTERMARK OB UTLEY IV THOMAS E UTT TYLER JOHN UTTECHT KYLE UTTER ANJANETTE CHAN UY SCOTT M UYEMATSU JOSE L VACA
PATRICK BENJAMIN VACCARELLA JULIE RENEE VACLAVIK BRODY VADEBONCOEUR PHILLIP GREGORY VADEN JAYAPRAKASH VADIVELU CESCA DEL VADNER ROGER BRITT VADNER ANTHONY D VAE JEANETTE M VAGO SUDHAKAR VAIRAMUTHU ESSAKKIAMMAL VAITHILINGAM
CHRISTOPHER J VALA ABDEL R VALDES RIZZO VLADIMIR VALDES SEGURA JOSE A VALDEZ JOSE ARMANDO VALDEZ JOSE L VALDEZ JUAN JOSE VALDEZ NICOLE L VALDEZ SERGIO RAUL VALDEZ DIEGO VALDEZ DEL RIO CESAR NOE VALDEZ GUERRERO ISMAEL VALDEZ MATA
JOSE G VALDIVIA JUAN PABLO DE LA TORRE VALDOVINOS NESTOR GUADALUPE BOTELLO VALDOVINOS ALFRED D VALENCIA DANIEL VAZQUEZ VALENCIA DAVID RICARDO VALENCIA FRANK ANTHONY VALENCIA JORGE JESUS VALENCIA JUAN DIEGO VALENCIA VALENCIA
LEONARDO ENRIQUE MORENO VALENCIA LUCAS ODILIO VALENCIA MARIO VALENCIA MICHAEL S VALENCIA LUIS ANTONIO VALENCIANO TIMOTHY JAMES VALENTI CARLOS VALENTIN ERIC T VALENTINE JADE C VALENTINE TAY-VEON DAVONTA VALENTINE ARIANNA VALENZUELA
GILBERT VALENZUELA HUGO DERRICK VALENZUELA MARIO ALBERTO ENCARNACION VALENZUELA RIGOBERTO VALENZUELA URIEL VALENZUELA LUIS VALERA RACHEL LYNN VALERDI JOSEPH L VALERI ANTONIO VALERIO MARTINEZ AYDEN VALKENBURG
MICHAEL ARTHUR VALLADARES JULIO CESAR VALLADARES JUAREZ HECTOR CARLOS VALLE JARED J VALLE VICTOR A VALLE FREDERICK VALLEIRES ADRIAN VALLEJO EVARISTO VALLEJO HANS JORDAN VALLEJO JORGE L VALLEJO SAMUEL VALLES JOE VALLIERES
JOSE CHRISTIAN VALLIN JOSE GUADALUPE VALLIN SR ANGELA MARIE VALVERDE HOA VAN VAN KALE VAN ARENTHALS KIMBERLY VAN ARKEL RICHARD BLAKE VAN ATTA JASON VAN BEKKUM LANCE P VAN COURT KEVIN VAN DE VEN ALYSSA JUSTINE VAN DELDEN
ANTHONY VAN DER GRAAFF MARK VAN DYKEN BRIAN VAN EGMOND RODNEY D VAN FOSSON PETER JUSTIN VAN HORN ERICA LOUISE VAN HOVE MARK D VAN HYFTE SCOTT VAN KOOTEN RICHARD K VAN MORRIS JENNIFER ANNE VAN OOSTING TYLER C VAN SCHOIACK
BRIAN VAN TUNEN MEGAN LEIGH VAN VLEET TIMOTHY L VAN ZANT DONNIE S VANATTA MASON VANATTA TODD VANATTA ANTHONY J VANATTENHOVEN LUKE STEVEN VANAUSDALL MARTIN VANBREDERODE BRENDON VANCE CHRISTOPHER RASHAU VANCE
KAIDEN RICHARD VANCE QUENTIN LYNN VANCE SHAROD D VANCE STEPHEN R VANCE PHILLIP W VANCINI BLAINE LEWIS VANCLEAVE JASON Z VANCLEAVE KELLY J VANCLEAVE REESE DALTON VANCLEAVE MICHAEL G VANDEFIFER DEVAN ALAN DAVID VANDEKERKHOVE
GLEN VANDEKERKHOVE DUSTIN JACOB VANDEMORTEL APRIL A VANDENBERG LANCE VANDENBERG CHAD VANDENBRINK BRENDA S VANDER POL MITCHELL SCOTT VANDER WAERDT JORDON VANDERBYL DENNIS CRAIG VANDERFORD PHILLIP BRADLEY VANDERFORD
KIMBERLY GRIFFITH VANDERGRIFF DAVID VANDERKAAY TIMOTHY VANDERKOOY AUSTIN VANDERLEE SEAN TYLER VANDERPOOL AMY R VANDERSLICE JAY W VANDERTOLL JR JARETH VANDERWALT BRIAN JOSEPH VANDERZANDEN HUNTER WESLY VANDINE
JONATHAN WESLY VANDINE BROC KENNETH VANDIVER NICHOLAS JAMES VANDIVER NATHAN A VANDUSSEN DARLA D VANDUYN GREGORY ALLEN VANDUYN AJ P VANDYKE DAVID VANDYKE LANE KODY VANDYKE MICHAEL K VANDYKE SKYLER ELLIOT ALLEN VANDYKE
TERRY E VANDYKE BRUCE JAMES VANEARDEN DANIEL SALOMON AVELLA VANEGAS JAKE VANELSWYK JAMES C VANEYK BUTCH VANG DAG VANG NICHOLAS VANG KISHA A VANHANNEGEYN MARIO D VANHORN SCOTT D VANHYFTE DERRYCK T VANISH DALE A VANKUREN
NOAH STEPHEN VANMATRE WILLIAM MARK VANN PAUL J VANNOY TCHANAVIAN YVETTE VANNOY ERIC D VANOSDALL SONYA R VANOSTER CALEB JAMES VANOVER JAMES E VANOVER III CODY LEE VANSCOYOC BHARGAVAREDDY VANTARI TRENT C VANTASSELL
IRA K VANVALKENBURG TRENT VANVALKENBURG TREVON VANVALKENBURG JAMES W VANVLEET STEVEN J VANVLEET NISHANT VARADACHARI MADHURI NA VARADARAJAN ANTHONY VARDA COLE M VARDAMAN CEDRIC MICHAEL VARELA EZEQUIEL VARELA
JOHNNY J VARELA JR ABRAHAM JACOB VARGAS ANTHONY G VARGAS ANTONIO VARGAS ANTONIO VARGAS BRENDA ABIGAIL VARGAS EZEQUIEL VARGAS FRANCISCO VARGAS GABRIEL VARGAS JESUS VARGAS JORGE VARGAS JOSE OBDULIO VARGAS PAMELA VARGAS
YASMINE GUADALUPE VARGAS NESTOR VARGAS RAMIREZ EMANUEL VARGAS-SOLIS ADAM VARIO ANTONIO VARIO GABRIELA VARISCO DE OLIVEIRA CINDY VARLEY RYAN MICHEAL VARNADORE JAMARLA LATWAN VARNER YAHAIRA VARSEK SELSIYA VARUDHAN
DENNIS VARVEL JR SRETEN VASILJEVIC ALBAR VASQUEZ CARLOS VASQUEZ CECILIO R VASQUEZ GLORIA RUTH GOMEZ VASQUEZ IRVING ALEXIS JUAREZ VASQUEZ ISAAC RAYMOND VASQUEZ JAVIER VASQUEZ JESUS J VASQUEZ JONATHAN P VASQUEZ JOSE BLADIMIR VASQUEZ
JOSEPH D VASQUEZ JUAN Y VASQUEZ JULIE C VASQUEZ PEDRO VASQUEZ SANTIAGO VASQUEZ JESUS VASQUEZ LARA ALAN EUGENE VASSAR PHILLIP N VASSAR BILL M VAUGHAN II DAVID CHARLES VAUGHAN JERMAINE MARTISE VAUGHAN JOSEPH AARON VAUGHAN
JOSHUA JAY VAUGHAN BRANDY VAUGHN BRIAN SCOTT VAUGHN CHRISTOPHER MAC VAUGHN CHRISTOPHER N VAUGHN DALTON VAUGHN DAVID WILLIAM VAUGHN DEVON VAUGHN JAMES THOMAS VAUGHN JEFFREY VAUGHN JEREMY VAUGHN JONAH CHANCE VAUGHN
JUSTIN VAUGHN KEITH B VAUGHN KENNETH E VAUGHN NATHAN VAUGHN NATHAN CURTIS VAUGHN NATHANIEL L VAUGHN PATRICK L VAUGHN PAUL EVAN VAUGHN TERRY L VAUGHN TRACY A VAUGHN WILLIAM VAUGHN AARON R VAUGHT KATHY A VAUGHT
CAMERON LEE VAUX RAIRU VAZ PENNA ANGEL VAZQUEZ DAVID ESPINOZA VAZQUEZ DELIA GUADALUPE VAZQUEZ FELIPE ZALAZAR VAZQUEZ GERARDO ORTIZ VAZQUEZ HECTOR ARMANDO VAZQUEZ JOHN VAZQUEZ JORGE VAZQUEZ JORGE VAZQUEZ JORGE ALBERTO VAZQUEZ
MANUEL HERNANDEZ VAZQUEZ SALOMON VAZQUEZ GABRIEL VAZQUEZ FIGUEROA ERICK JACOBS VAZQUEZ JUAREZ KENNETH VAZQUEZ PACHECO FELIPE VAZQUEZ REA COLE JACKSON VEAZEY ALEXANDER THOMAS VEDER MICHAEL J VEECH ANGEL HERNANDEZ VEGA
ANGEL ISRAEL VEGA FRANCISCO JAVIER VEGA GUILLERMO VEGA JAVIER VEGA JONATHAN VEGA MARICELA VEGA ALVIN VEGA VALENTIN RAMON VEGA-CORONA CODIE DALE VEILLON CARL MAURICE VEITH ANA KAREN VEJAR CRISTIAN DE JESUS VELA
CESAR AUGUSTO LOZANO VELASCO JOHANNA DENISE NUNEZA VELASCO JORDIN K VELASCO XIOMARA LISBETH MOLINA VELASCO DANIEL VELASQUEZ ELEANE VELASQUEZ EVELIN CAROLINA VELASQUEZ IZAK JUAQUIN VELASQUEZ RUBEN C VELASQUEZ VICTOR VELASQUEZ
ADOLFO N VELAZQUEZ DANIEL CRUZ VELAZQUEZ DANTE VELAZQUEZ JAIME F VELAZQUEZ JORGE ENRIQUE CASTRO VELAZQUEZ LUIS E VELAZQUEZ GERARDO VELAZQUEZ ARAIZA CRUZ VELAZQUEZ LOPEZ ELVIN VELAZQUEZ NAVAS JIMMY PIERRE VELEZ
BRYAN LOUIS VELEZ DAMIANI RAYMOND VELEZ MEDINA MATEO VELEZ RUIZ JUAN PABLO URIBE VELGARA CHRISTIAN VELIZ RAMANATHAN VELLASAMY JESUS CRUZ VELOZ DANIEL KENNETH VELTRI BALASUBRAMANIYAM V VELU K M MANIKANDAN VELUSAMY
ISAAC MATTHEW VENABLE SEAN RICHARD VENABLE TYLER ANTHONY VENDETTI EDUARDO A VENEGAS JESUS VALADEZ VENEGAS JESSIE T VENEGAZ HEMAREKA VENKATESAN MONISH VENKATESAN RAMACHANDRAN VENKATESH KUMAR DENNIS J VENTIMIGLIA
ARTURO VILLANUEVA VENTURA LUIS ANGEL GONZALEZ VENTURA PABLO VENTURA ALFREDO VERA DAVID CUMPLIDO VERA FRANCISCO JAVIER MUMENTHEY VERA FERNANDO D VERA CHAVEZ PHILIP J VERBEKE CRAIG W VERBERNE JAY VERBURG ALEX ENRIQUE VERDE
ROBERT S VERDEN TIMOTHY E VEREEN JR GUILLERMO VEREZ SCOTT LEE VERHAEGEN COLE WALKER VERI LANCE A VERICKER JOHN VERMELTFOORT PIERRE PHILLIP VERMETTE JR DAWN CORNELIOUS VERNER JR TIMOTHY LEE VERNIA JR JEFFERY VERNON KATHY VERNON
MICHAEL SHANE VERNON AMANDA MARIE VERNOR MICHAEL A VERON BROOKE DARLENE VERRENGIA MICHAEL J VERTZ ALVARO JOSE VERZWYVELT CARLOS ULISES VERZWYVELT KURTIS DYLAN VESKRNA DEBRA W VESS JESSICA LEIGH VESS BRIAN D VEST
CHEYENNE MARIE VEST HUNTER C VESTAL MORGAN G VESTAL TERRYN KIRK VESTER JUAN CARLOS VETTER MARCO ANTONIO VETTER BRANDON VEY TROY HOWARD VIAN EMANUEL VIAU MICHAEL VIBERT JONATHAN TYLER VICARS PHILIP LOGAN VICARS
JENNIFER SKELTON VICE JOSHUA WARREN VICK MIKAL M VICKERMAN GREGORY ALLEN VICKERS ANDREW JAMES VICKERY CHRISTY L VICKNAIR JESUS A VICTORIA RODOLFO A VICTORINO ALFONSO MARIO VIDAL GUSTAVO OROZCO VIDAL HENNADIY VIDIN
ADRIAN RAMON HERNANDEZ VIDRIO IGOR VIEIRA RODGER H VIELWEBER AUSTIN MICHAEL VIERGUTZ ROBERT D VIERS GREGORY DANIEL VIGIL RUBEN VIGIL BRENDAN S VIGNEAULT JAYASRI VIJAYABHASKAR GARY VIKER PANDEESHWARAN VIKRAMATHITHAN
ISAMAR ROCIO VILCHIS KEITH D VILDERS LARISSA VILELA COSTA ADRIAN VILLA BRIANNA R VILLA JOSE MANUEL RANGEL VILLA LUIS J VILLA MARIO ALBERTO ALONSO VILLA MARIO S VILLA NATALIE LIZETTE VILLA RODRIGO IGNACIO SANCHEZ VILLA
JOSE GREGORIO VILLAFANE CARRILLO ANDRES L VILLALBA ANDRES L VILLALBA GARRETT ANDREW VILLALBA AUGUSTIN C VILLALOBOS JONATHAN VILLALOBOS YARELI NOEMI ARIAS VILLALOBOS DAVID VILLALOBOS GALLO VICTOR VILLALPANDO
PEDRO ESTEFANO VILLALVA MIRANDA JULIAN JAVIER VILLANUEVA LESLIE DUNIA VILLANUEVA LUIS ENRIQUE LOPEZ VILLANUEVA MARIA GORETTY VILLANUEVA MOISES ALEJANDRO MARTA VILLANUEVA DENNIS D VILLAREAL EDGAR A VILLARREAL GUSTAVO ENRIQUE VILLARREAL
JACOB MICHAEL VILLARREAL JOSE R VILLARREAL OMAR VILLARREAL RICARDO VILLARREAL U ANTONIO VILLARREAL SALVADOR JOSE VILLARREAL GARCIA JOSE MAURICIO VILLARROEL RAUL ABEL VILLASENOR MIRANDA JOSEPH ANTHONY VILLEGAS MARIO ALBERTO VILLEGAS
HECTOR ANDRES VILLELA JUAN VILLELA ALVARO VILLELA BELTRAN DAVID CURTIS VILLESCAS XAVIER EMILIO VILLESCAS POTTER VINCE VILLESO DARCY VILLNEFF STACIE VILT BRANDON VINCENT CHELSEA RAE VINCENT JOHN A VINCENT JOSEPH L VINCENT
JUSTIN WAYNE VINCENT KEVIN W VINCENT STEPHANIE LEA VINCENT TYLER N VINCENT ERNESTO VINCENTE MICHAEL BLANE VINES CHRISTY L VINET-POWERS EDUARDO VINLUAN AJAI VINOD COURTNEY VINSON JERRELL G VINSON DAVID WAYNE VINUP BRIAN K VINZANT
MICHAEL SHANE VINZANT ARTURO VIRGEN JOSE L VIRGEN MARCO A VIRGEN ROBERTO VIRGEN CHARLES G VIRGIN ALIX DANIELLE VIRGONA JOEL RYAN VISSERING KARTHIKEYAN VISWANATHAN GABRIELA SELENE ZUNO VITELA JORGE IVAN ZUNO VITELA PRISCILLA VITELA
LUCIANO VITELLO LUIS VITIER CASAL JULIO JESUS MORENO VIVAS MAHARAJA VIVEKANANTHAN STEVEN HEYWARD VIVENZIO KHAC NHO VO KEVIN J VOECKS MARK S VOELKEL ALLISON VOGEL DAKOTA M VOGEL ELIZABETH HOPE VOGEL JUSTIN L VOGEL
STEVEN M VOGEL TYRONE J VOGEL SHAMUS VOGELSANG JEFFREY G VOGT JORDAN THOMAS VOGT JOSHUA BONHAM VOGT DEREK A VOIGHT CALEB VOIROL JORDAN LESLIE VOLDEN STEVEN H VOLK ANTHONY M VOLLBRECHT JAY FREDERICK VOLLERS JAMES B VOLMER
GUILLERMO VON WERNICH STEPHEN J VONDERHEIDE ROBIN L VONDRAK IAN J VONGLAHN DOUG E VONHANDORF JOSEPH THOMAS VOORS WILLIAM VORDERER DEANNE L VORNHAGEN NITHIN KUMAR VORUGANTY WESTON P VOSS BRADLEY ZANE VOSS DARIN R VOUGH
DAVID G VOUGHT JEFF L VOYLES STACY LEE VOYLES NICHOLAS JOE VRABEL MARK J VRBKA JELENA VUKAS RYAN VULETIC RONALD VUMBACK JR KIM S VUN SERHII VYDZHAK DOUGLAS J VYHLIDAL ANDRII VYSHNIAK NICHOLAS S WAAK RAY WACHEL
ERIC D WACHHOLTZ MARK J WACHHOLTZ TRISTON TROY WACHHOLTZ JASON J WACHTER JEDIDIAH R WACHTER MARCUS ANDREW BOYD WADDELL SONYA CATHY WADDELL TIA LASHEA WADDELL TOM WADDELL CHRISTOPHER JAMES WADDLE GREGORY S WADDLE
JACOB TYLER WADDLE JACOB M WADDOUPS ADAM W WADE GREGORY EUGENE WADE JOHN D WADE JOHN MICHAEL WADE JORDAN GLEN WADE JOSHUA EARL WADE NICKALOUS B WADE NOLAN MICHAEL WADE RYAN MICHAEL WADE THOMAS JAMES WADE
FLORENCE BRITTANY WADFORD MATTHEW J WADLEY ROBERT D WAECHTLER AARON D WAGENER BRET L WAGGONER COLTON HENRY WAGGONER BRADLEY STEPHEN WAGNER CODY JAMES WAGNER DARRELL WAGNER DAVID J WAGNER JR ELLEN Y WAGNER
EVA M WAGNER GRANT MATTHEW WAGNER JADON WILLIAM WAGNER JOHN MARTIN WAGNER JOHN W WAGNER JOSHUA KEITH WAGNER JOSHUA LEE WAGNER KALE AARON WAGNER LEON A WAGNER JR MARY L WAGNER SHAWN WAGNER JAMES WAGNIES LYONS
HALEY NICOLE WAGONER JEFFREY C WAGONER MALEK GARTH WAGSTAFF MICHAEL WAGSTAFF JARED M WAGSTER BRITT WAGUESPACK TYLER A WAGY MARTIN E WAHL ADAM KEITH WAID AUSTIN J WAIKEL MACKENZIE WILLIAM WAINSCOTT MATTHEW E WAINSCOTT
CHRISTOPHER C WAINWRIGHT TRAVIS M WAIT HOWARD FRANCIS WAITE IV JAMES J WAITE CURTIS WAITS VUYANI S WAKABA CHRISTINA ANN WAKEFIELD JOHN P WALBURG GEORGE PARKER WALDEN JORDAN R WALDEN KYLE LEE WALDEN MICHAEL PAUL WALDON
JAMES R WALDREP JUSTIN ONEAL WALDREP JAIRUS JEROME WALDRIP CRAIG M WALDRON ROBERT J WALDRON ADAM B WALDROP BRANDON S WALDROP CHRISTOPHER WALDROP CHRISTOPHER E WALDROP JACOB L WALDROP JAMES D WALDROP
KIMBERLY OGLE WALDROP NICHOLAS PAYTON WALDROP ADAM W WALKER BAILEY P WALKER BRANDON WALKER BRANDON CHRISTIAN WALKER BRANDON LYNN WALKER SR BRIANE LEE WALKER BROC A WALKER CHANCE WILEY WALKER CHASE M WALKER
CHRISTOPHER DONTRELL WALKER CHRISTOPHER S WALKER CHRISTOPHER TODD WALKER CLAYTON DOUGLAS WALKER CODY WADE WALKER DANA M WALKER DARNELL J WALKER DARRELL L WALKER DARRY A WALKER DEQUINCEY WALKER EDWARD DOUGLAS WALKER
GEORGE L WALKER HAYDEN RAY WALKER HUNTER EDWARD WALKER JAMES ARTHUR WALKER JR JAMES C WALKER JASON WALKER JASON D WALKER JASON DALE WALKER JASON E WALKER JEFFREY ALLEN WALKER JEREMY WALKER JERROD A WALKER JONAH WALKER
JOSEPH MICHAEL WALKER JOSHUA AUSTIN WALKER JUSTIN WALKER JUSTIN MICHAEL WALKER KRISTIN R WALKER KYLE C WALKER LUTHER D WALKER MARCUS B WALKER SR MARSHALL H WALKER MATTHEW WALKER MATTHEW ETHAN WALKER MEAGAN G WALKER
MICHAEL D WALKER MICHAEL D WALKER MICHAEL D WALKER MICKEY C WALKER JR PAUL T WALKER RANDALL M WALKER REX A WALKER RYNE JORDAN WALKER SHAWN P WALKER SUSHMA S WALKER TACOYUS KYRELL WALKER TRAVIS M WALKER TRAVON A WALKER
TRENDLE M WALKER TYLER JASON WALKER VIRGINIA GAIL WALKER FREDRICK WALKLEY CHAD M WALKUP HAILEY MARIE WALKUP BRIAN CHARLES WALL JAMIE WALL JOSHUA S WALL LESTER LEE WALL ADAM WALLACE BRANDON SAMUEL WALLACE BRIAN KEITH WALLACE
BRIAN MICHAEL WALLACE BRIAN ASA STEVEN WALLACE CARL L WALLACE CHARLES W WALLACE CODY JOHN WALLACE DANIEL WALLACE DANIEL A W WALLACE DAVID EVAN WALLACE DONALD WALLACE DOUGLAS F WALLACE DYLAN KYLE WALLACE JAMES T WALLACE
JEFFREY TYLER WALLACE JONATHAN N WALLACE JOSHUA WALLACE JULIE WALLACE KAREN M WALLACE LEE SEMMES WALLACE LULA ROCHELLE WALLACE LYNN A WALLACE MICHAEL ERIC WALLACE JR MITCHELL JAMES WALLACE ROBERT H WALLACE
STEPHANIE MICHELLE WALLACE STEVIE M WALLACE JUSTIN DAVID WALLEN DREW WALLER TIMOTHY MICAH WALLEY CONRAD HARRISON JORDAN WALLIN FLOYD E WALLING JR RYAN N WALLINGFORD CHRISTOPHER MARK WALLIS COLE ALLYNN WALLIS
CHRISTOPHER WAYNE WALLS JACOB CODY WALLS OTREVIAN OT WALLS PAUL WALLS RUSSELL W WALLS SETH WALLS CORBIN J WALNOFER LUKE SAMUEL WALNOFER JAMES WALP MICHAEL S WALQUIST BRAD WALSH CHRISTOPHER WALSH JEFFERY WALSH
JOSEPH MICHAEL WALSH PERRY L WALSTON WESLEY J WALSTON MICHELE A WALTENBERGER BRADLEY AARON WALTER DOUGLAS A WALTER JEFFREY MICHAEL WALTER JERROD WALTER JODIE LAWRENCE WALTER MARK E WALTER ZACKERY EDWARD WALTER
BRENT M WALTERS CASEY JOE WALTERS DEREK WALTERS JOHN L WALTERS JOSHUA M WALTERS KEVIN L WALTERS LANE PRESTON WALTERS PAUL NA WALTERS IV REXFORD ALAN WALTERS RUSH EDWIN WALTERS RUSSELL L WALTERS TERRENCE L WALTERS
THOMAS M WALTERS ERIC JAMES WALTON JAELIN SHAQUIL WALTON JAMES H WALTON JR JON DAVID WALTON JUSTIN RAY WALTON ROGER J WALTON WILLIAM WALTRIP JASON J WAMPLER MEIJUN WAN DENNIS WANG JIAYU WANG YANWEN WANG ZEYU NA WANG
ZHENG WANG STEPHANIE LYNN WANN JAKE WANNER SCOT WANSER TRAVIS A WANSTRATH MATT WARAWA WILLIAM J WARBACH JASON WARBY ALAN W WARD ALVONTE JONQUELL WARD BRIAN A WARD BRYAN ASHLEY WARD CHAD J WARD CHRISTOPHER L WARD
DANIEL J WARD ELIZABETH WARD HAGGON WARD JAMES RUSSELL WARD JASKA L WARD JASON DAUGHTRY WARD JEFFREY CHARLES WARD JOHN AUSTIN WARD JOSHUA WARD JULIAN FAHALI WARD JUSTIN C WARD JUSTIN L WARD KARLI DENISE WARD
KEVIN PETE WARD LARRY WARD LELAND A WARD LUENDA WARD MATTHEW DOUGLAS WARD MICHAEL D WARD MICHAEL R WARD NATHAN S WARD ROBERT CRAIG WARD SHAWNA L WARD TAYLOR P WARD THOMAS E WARD TYLER WAYNE WARD WILLIAM L WARD II
WILLIAM TYLER WARD ZACHARY M WARD BRADLEY R WARDLE TRYSTEN BRADLEY WARDLE ANDREW E WARE BERNARD L WARE BRENT L WARE CALVIN L WARE LEONARD L WARE II ROBERT KYLE WARE RYAN EDWARD WARE KENNETH L WARFEL JACQUELINE KAY WARFIELD
ANDREW J WARGO TYLER QUINN WARHURST JOHN H WARING TANYA WARMAN CHASE RYAN WARNEKE JUSTIN M WARNEKE LISA L WARNEKE CALEB DUANE WARNER CAROLINE WARNER CLINTON MATTHEW WARNER DOUGLAS G WARNER JASON WARNER
JASON MICHAEL WARNER JEFFREY ALLEN WARNER JEROME J WARNER ROGER L WARNER SETH ELI WARNER TODD A WARNER WENDELL T WARNER CORBIN H WARNKE ERIC T WARNOCK JOCELYN HENSON WARNOCK ADAM R WARREN BRANDON MICHAEL WARREN
BRENT P WARREN CLAYTON WARREN DUSTIN ZANE WARREN ERIC CARL WARREN FORREST K WARREN JORDAN CHRISTINA WARREN KLINT JACKSON WARREN RANDALL WARREN RICHARD L WARREN JR RYAN WARREN SHELDON J WARREN SOLOMON BERNARD WARREN
TONY TERRELL WARREN VINCENT ERIC WARREN WILLIAM PAUL WARREN GEORGE M WARRENFELLS JR PAIGE STARNES WARREN-LONG AARON K WARRICK DEVYN HUNTER KYLE WARRICK DILLON WAYNE WARRICK DUANE WARRICK GREGORY ALLEN WARRICK JR
TAMMY J WARRIOR TIMOTHY WARSTLER DARREN WASACASE DORIAN WASACASE BRAD WASHBROOK KEVIN J WASHBURN MARK H WASHER ALBERT J WASHINGTON ANGELIOS M WASHINGTON BELINDA DENISE WASHINGTON ERICKA WASHINGTON
GERALD DEWAYNE LONG WASHINGTON HERMAN LEE WASHINGTON ROBERT J WASHINGTON RODNEY WASHINGTON TANIKA S WASHINGTON TARVARIS E WASHINGTON BRANDON WASSLEN ADAM D WASSON TOBY J WASSON CRAIG M WASTELL BOGUSLAWA WASZKIEL
EVAN M WATERLOO ALEX RAY WATERS AUSTIN JAMES WATERS CHAUNCEY ELI WATERS CODY BLAKE WATERS CRAIG WATERS DANNY ONEAL WATERS III KENNETH WATERS MANDY YVONNE WATERS MARCENA WATERS NICHOLAS RAY WATERS ANTHONY W WATFORD
ASHLEY NICOLE WATFORD ASHTON EUGENE WATFORD III GREGGORY A WATFORD JR JOSEPH G WATFORD LANCE R WATFORD ROBERT A WATFORD ROBERT C WATFORD III TYLER RUSSELL WATFORD ANDREW CHASE WATHEN DYLAN R WATHEN ZACHARY T WATHEN
AARON D WATKINS ADAM T WATKINS ALBERT T WATKINS ASHLEY LAUREN WATKINS BARRY A WATKINS BRANDON M WATKINS CHRISTOPHER L WATKINS CHRISTOPHER LANCE WATKINS CHRISTOPHER R WATKINS DANIEL JOSEPH WATKINS DENNIS BRIAN WATKINS
DONALD LEONARD WATKINS ERIC SHEQUILLA WATKINS GRETCHEN LEE WATKINS HARLEY ROSE WATKINS JASON WILLIAM WATKINS JOHNATHAN TOBIAS WATKINS JONATHAN PAUL WATKINS JOSHUA GLENN WATKINS STEPHANIE THOMAS WATKINS TYLER S WATKINS

WILLIAM JOSEPH WATKINS WILLIAM M WATKINS ALICIA SHANTA WATKINS COLEMAN MICHAEL B WATROUS BERNARD L WATSON BRADLEY S WATSON BRANDON KEITH WATSON CHAD WATSON CHRISTOPHER J WATSON CLAUDE C WATSON JR DARRIN R WATSON
DAVID B WATSON DAVID LAMONT WATSON DEANN WATSON DORA LYONS WATSON FLOYD TOMMY WATSON GERALD WALTER WATSON III JAMES B WATSON JENNIFER L WATSON JEREMY W WATSON JOHN WATSON JORDAN WATSON KEITH S WATSON KENNETH WATSON
LAMAR R WATSON LARRY L WATSON MARK WATSON MARTIN G WATSON MICHAEL J WATSON PAMELA G WATSON RAEGAN MILLER WATSON ROBERT K WATSON RONALD FREDERICK WATSON RUSSELL E WATSON SETH WATSON TALMAGE LOYD WATSON III
THOMAS EL WATSON TRACY D WATSON TRISTAN KYLE WATSON XAVIER JAQUEZ WATSON DONALD WATT HASAN MOHAMMED WATTAR DUSTIN T WATTERSON WILLIAM WATTERSON DARRIELLE WATTIE CHAD J WATTS CHARLES DALTON WATTS CHRISTOPHER LEE WATTS
JAMES WATTS KALVIN EUGENE WATTS ROBERT WAUDBY JR JEFF HOWARD WAUGH MICHAEL WILLIAM WAUGHEN STEPHEN M WAY KEVIN C WAYE JR TODD WAYMAN JONATHAN W WEATHERBY CHRISTOPHER M WEATHERFORD DAVID A WEATHERFORD FRANK T WEATHERFORD
HARRIETT M WEATHERFORD JACOB WEATHERFORD JAMES ALLEN WEATHERFORD JOSEPH E WEATHERFORD NELSON B WEATHERFORD NORMAN S WEATHERFORD REGISTER L WEATHERFORD TYLER EUGENE WEATHERFORD LUCAS J WEATHERHEAD CALEB AARON WEATHERS
CURTIS WEATHERS HAYDEN CHASE WEATHERS MARK O WEATHERS ANDREW L WEATHERSPOON GARRETT BLAKE WITT WEATHERWAX JOHN C WEATHERWAX BRETT D WEAVER BRIAN J WEAVER CALEB CHRISTOPHER WEAVER DANIEL AUSTIN WEAVER DENNIS L WEAVER II
DONALD A WEAVER FRANKLIN S WEAVER GARY DEAN WEAVER JR JACOB L WEAVER JASON D WEAVER JOHN T WEAVER JOSEPH M WEAVER JOSEPH T WEAVER MATTHEW D WEAVER MICHAEL EDGAR WEAVER MICHAEL P WEAVER RICHARD J WEAVER SHAY C WEAVER
STEVEN ERIC WEAVER BRIAN W WEBB BRYAN D WEBB CHRISTOPHER WEBB CHRISTOPHER RAY WEBB CIARAN H WEBB CODY WEBB DAVID A WEBB DAVID LYNN WEBB HARLEY L WEBB JASON WEBB JASON RAY WEBB JIMMIE LEE WEBB KYLE SNELL WEBB
MARCELLUS WEBB MARK V WEBB MICHAEL C WEBB MICHAEL S WEBB MICHELLE WEBB RICHARD E WEBB SCOTT A WEBB STEVEN WILLIAM WEBB SUSAN ELLEN WEBB HARRY A WEBBER MICHAEL E WEBBER ANDREW STEPHEN WEBER BRIAN R WEBER
GLORIA A WEBER JAYDN M WEBER LANE L WEBER MATTHEW WEBER MELANIE HENDRICKS WEBER ROBERT WEBER ROBERT A WEBER TODD J WEBER TY JACOB WEBER TYLER JOSEPH WEBER ANDREW LEON WEBSTER BRADLEY WEBSTER BRANDON T WEBSTER
BRIAN CHAD WEBSTER CHERYL RENEE WEBSTER DANIEL P WEBSTER DEVIN R WEBSTER HENRY JACOB WEBSTER JOSHUA LEE WEBSTER PHILIP WEBSTER RODNEY D WEBSTER RONALD CURTIS WEBSTER TARYN PATRICK WEBSTER TYLER DEAN WEBSTER WILLIAM WEBSTER
JESSE W WECKBACH TIMOTHY WECKWERTH DAVID WEDDLE DAVID W WEDDLE EMILY S WEDDLE RONALD L WEED LORRIE LYNN WEEDON MICHELLE WEEKES ALBEN THOMAS WEEKS BRIAN SCOTT WEEKS CHARLES ANDREW WEEKS GAGE MICHAEL WEEKS TYLER WEEKS
CRAIG R WEERTS RICHARD V WEERTS DANIEL P WEESE II NATHAN ALAN WEESE RYAN M WEETS JOSHUA R WEGMAN DAVID A WEHMEIR JOHN P WEHNER RYAN J WEHRI TIMOTHY RAY WEHRLE BRAYLON LEE WEHRMANN DAN P WEHRMANN DRU A WEHRS
TYLER T WEHRS JORDAN TAYLOR WEIDENHAMER CHRISTOPHER D WEIDNER MICHAEL R WEIDNER ROSS MICHAEL WEIDNER SHANE GERARD WEIDNER TANNER J WEIDNER STEVEN MICHAEL WEIGAND JOSEPH WEIGEL THOMAS A WEILER KELLY A WEIMAN JAY B WEIN
AUBREY ALEXANDER WEIR STEPHEN C WEIR KARL WEISBRODT DAVID WEISBROT BRANDON M WEISEL FARON WEISGERBER KELI WEISGERBER TODD WEISHAUPT JEREMY WAYNE WEISINGER HEATHER WEISS MAKAYLA MARIE WEISS ERIC L WEITZ JEFFERY WEITZ
BRADY DALE WELCH DEVION ANTONIO WELCH DUSTIN N WELCH EDDIE LEE WELCH EMILY M WELCH ERNEST JAY WELCH FREEMAN WELCH HARRY S WELCH JAMES W WELCH JASON EDWARD WELCH LOVONDA A WELCH MARION ANDREW WELCH II MATTHEW WELCH
PAUL WELCH JR ROBERT W WELCH STACY K WELCH TOMMY LEGRAND WELCH WILLIAM WELCH DENNIS J WELDEN JARED HEATH WELDEN JEROME ARLAND WELDEN HENOK WELDU JAMES E WELKER ADAM SHANE WELLARD SYDNEY MORGAN WELLARD
JOSHUA TIMOTHY WELLBORN AMANDA H WELLER BRIAN MICHAEL WELLER LUCILLE BISHOP WELLER RICKY S WELLER SABRINA M WELLINGTON TARA NICOLE WELLIVER PATRICK DANIEL WELLMAN AUSTIN LEE WELLS BILLY E WELLS CARL E WELLS JR
CHARLES JUSTIN WELLS CHRISTOPHER LEE WELLS JR CLIFFORD JOHN WELLS JR CODY M WELLS DUSTIN B WELLS ETHAN LESHAWN WELLS JACOB WELLS JAMES JULIAN WELLS JASON L WELLS JIMANTI D WELLS JOEL LANE WELLS JOEL RICHARD WELLS
KELLEN D WELLS LANCE WELLS PHILIP MASON WELLS SARAH JANE WELLS SHARRON K WELLS TERRY WELLS AUBREY WELSH TAMARA L WELSH TRAVIS WELSH COLIN JAMES WELSHYMER TIMOTHY ALLEN WELTER MICHAEL MATTHEW WELTON CHRISTOPHER P WELTZER
JACOB A WEMHOFF RONALD T WEMHOFF TYLER WILLIAM WENCE TYLER JACOB WENDEL TYTAN WENDEL GEORGE G WENDLING SU-MING WENG DESTINEE NICOLE WENNINGHAM WILL W WENNINGHAM JOHN GEORGE WENT DONALD G WENTELER JANE E WENTLING
ERIC ALLEN WENTWORTH CHRISTOPHER A WENTZ BRADLEY E WENZEL CHRISTINA M WENZEL MATTHEW S WENZEL LARRY L WENZL VANCE EVAN WEPPELMAN MARY S WERBLO DAVID G WERKMEISTER EDMUND ROBERT WERLING DUSTIN R WERNER HARRY C WERNER
JACE MICHAEL WERNER JEREMY J WERNER MATTHEW D WERNER JEFFREY W WERNERT BLAKE M WERNING NICHOLAS WERR BRIAN JAMES WERT BROCKTON WERT JOSH A WERTMAN CHESTER WERTZ KYLE JACOB WERTZ DEVIN BLAKE WESCOTT TIMOTHY J WESCOTT
MICHAEL DOMINICK WESELOH THOMAS L WESLEY WILLIAM S WESLEY JR JOSEPH D WESNESKI NICKOLAS J WESNESKI KYLE VINCENT WESSEL KYLE A WESSINGER ADMAN WEST III ANTHONY RAYE WEST BRETT WEST CHRISTIAN MICHAEL WEST DALTON O WEST
DAN WEST JAMES WEST JR JAMES NICHOLAS WEST JAMEY D WEST JILL F WEST JUSTIN P WEST KEAGAN LANE WEST LENNOX C WEST MARCO A WEST MARK WEST MICHAEL J WEST NATHAN PATRICK WEST PETER C WEST RHYAN CORD WEST TREY GRAYSON WEST
WILLIAM A WEST RUSSELL D WESTALL DAVID WAYNE WESTBROOK JOHN MATTHEW WESTBROOK DAROLD WESTBY CYNTHIA WESTENFELDT EARL FRANK WESTERFIELD JEFFREY WESTERGARD AUSTIN REED WESTFALL ROBERT WESTFALL GABRIELLE J WESTLAND
CHAD WESTLE KEN M WESTMORELAND ASHLEY A WESTMORLAN BRETT W WESTMORLAN CLAUDETTE J WESTMORLAN JUSTYN LEE WESTMORLAN EDDIE R WESTON III III BAILEY E WESTRICK TYLER A WESTRICK BRADLEY D WETHINGTON JOSEPH LAWRENCE WETHINGTON
CORDELL J WEYBRIGHT LOGAN WILLIAM-BAKER WEYRICK BRIAN G WHALEN COREY CHRISTOPHER WHALEN JEFFREY A WHALEN MAURICE A WHALEN SR THOMAS P WHALEN TIMOTHY T WHALEN BILLY LEE WHALEY CARLOS A WHALEY NICHELLE FRANCES WHARTON
JAMES E WHATLEY BRANDON E WHEAT JUSTIN BRADLEY WHEAT CHRISTOPHER J WHEATLEY LOGAN WHEATLEY ADAM J WHEELER ANTHONY A WHEELER AUSTIN COLE WHEELER BRIAN J WHEELER BRUCE D WHEELER JR BURLIN JOESPH WHEELER III CORY WHEELER
DARRELL E WHEELER DAVID FRANK WHEELER DAWSON WALKER WHEELER FAYEMARIE L WHEELER JAY E WHEELER JOSEPH WHEELER KIMM ELAINE WHEELER MATTHEW CHRISTOPHER WHEELER NATHAN COLE WHEELER NICHOLAS T WHEELER WILLIAM W WHEELER
SAMUEL E WHELAN TONI COLLEEN WHELAN BURNETTE R WHETSTONE JEFFERY B WHETZEL DAVID WHICHARD WILLIAM R WHIPPLE WILLIAM RUSSELL WHIPPLE JR MICHAEL G WHISLER KAITLIN WHISTON JACOB SPENCER WHITAKER JEFF B WHITAKER JOHN WHITAKER
MITCHELL WHITAKER NATHAN R WHITAKER VINCENT WHITAKER BRANDON WILLIAM WHITBREAD AARON M WHITE ALEC WHITE ALFRED WHITE ALLISTER WHITE ANDREW W WHITE ANSLEUM JEROME WHITE ANTHONY J WHITE ANTHONY L WHITE AUSTIN LEE WHITE
BABATU JAVON WHITE BENJAMIN WHITE BRADLEY WHITE BRADY LEE WHITE BRANNON PRENTEZ WHITE BRIDGET JEANNETTE WHITE BRYAN WHITE BRYAN CHRISTOPHER WHITE BRYAN D WHITE CAINE WHITE CHANCEY NELSON WHITE CHARLES LAMAR WHITE
CLARENCE TIMOTHY WHITE CLIFFORD WHITE CODY DALE WHITE CODY JAMES WHITE COURTNEY LANE WHITE DANIEL E WHITE DANIEL E WHITE DAVID WHITE DAVID WHITE DEAN WHITE DENNIS R WHITE DERECK L WHITE DERIK E WHITE DERYCK WHITE
DURAND L WHITE EMELIA M WHITE GARVIN W WHITE GARY A WHITE JABARI DELANY WHITE JACKSON WHITE JAMES B WHITE JAMES K WHITE JASON WHITE JASON M WHITE JASON THEODORE WHITE II JAY WHITE JAYDEN WHITE JEFFEREY L WHITE JEFFREY R WHITE
JEREMY WHITE JOHN C WHITE JOHN IRBY WHITE JOHNATHAN TYLER WHITE JOHNNY LYNN WHITE JONATHAN WHITE JOSEPH WHITE JOSEPH AARON WHITE JOSHUA WHITE JOSHUA BRETT WHITE JOSHUA MICHAEL WHITE JUSTIN A WHITE JUSTIN TUBIRAS WHITE
KAYSON MALIK WHITE KEATON WHITE KENNY MAX WHITE KOLTON TYRONE WHITE LANE WHITE MIA WHITE MICHAEL WHITE MICHAEL WHITE MICHAEL ANDREW WHITE MONICA J WHITE MORGAN WHITE MORGAN WHITE NATHANIEL DAVID WHITE NICKLAUS D WHITE
NOAH WAID WHITE PHILLIP D WHITE RICHARD A WHITE ROBERT WHITE JR ROBIN WHITE ROLANDO I WHITE RUTH M WHITE RYAN WHITE SCOTT WALTON WHITE SEAN C WHITE SHANE LESLIE WHITE STACY E WHITE TERRY WHITE THOMAS E WHITE THOMAS S WHITE
TRACY ALAN WHITE TYLER E WHITE VERNON L WHITE III WESSLEY GARRETT WHITE WILLIAM ANDREW WHITE WILLIAM JACOB WHITE WINFRED WHITE COLE MASON WHITEBREAD REX WHITED ROBERT J WHITED ROBERT J WHITEGON AARON WHITEHEAD
ADRIAN B WHITEHEAD CAL L WHITEHEAD JOSEPH A WHITEHEAD PEYTON MATTHEW WHITEHEAD ROBERT JACOB WHITEHEAD ROBERT M WHITEHEAD WILLIAM DEAN WHITEHURST JANELLE ANNA WHITEMAN JEFFREY T WHITEMAN KEGAN RUCKER WHITESIDE
AARON WHITEWAY BENJAMIN LEE WHITFIELD CHELSIE NICOLE WHITFILL KURT ALEXANDER WHITFORD DEAN WHITHAM CHRISTOPHER WHITING MICHAEL R WHITING JAYSON A WHITLATCH JASON JAMES WHITLEY LOUIS MITCHELL WHITLEY JR RICHARD A WHITLEY
JAMES P WHITLINGER KATHY WHITMAN REBECCA L WHITMAN ANDREW WHITMER ROBERT O WHITMER III CHATLAND B WHITMORE JEREMY R WHITMORE JOSHUA WHITNEY MARY K WHITNEY RHETT THOMAS WHITNEY STEVEN M WHITNEY ANTHONY S WHITSITT
DEREK WHITSON JEREMY S WHITSON JUSTIN LEE WHITSON COLIN CHRISTOPHER WHITT MACKENZIE DALE WHITT TAMARA MARGUERITE WHITT DOROTHY L WHITTEN JOHN DAVID WHITTEN LIBBY NICOLE WHITTEN TYRONE J WHITTEN BRAEDAN WHITTINGHAM
PHILLIP SCOTT WHITTINGHILL JACOB B WHITTINGTON MICHAEL L WHITTLE TIMOTHY L WHITTON HUNTER A WHORTON NICHOLAS RYAN WIBLE JACOB MARSHALL WIBLIN DONALD WICK AUSTIN TODD WICKER BREANNA WICKER BRONSON MILES WICKER DEVIN WICKER
DOUGLAS JARRED CHASE WICKER JACKSON THOMAS WICKER JAMES WICKER JUSTIN RODDEY WICKER SCOTT WICKER TANNER DWAYNE WICKER ZACHARY WICKER CODY A WICKERHAM MEGAN WICKES FARON L WICKETT KAIDA ROSE WICKHAM COLBY WIDDISON
LORIN A WIDDISON JASON SCOTT WIDEMAN BRUCE A WIDNER BRADLEY M WIEBE KAREN WIEBE LOGAN WIEBE LEWIS HENRY WIEBEL MICHAEL P WIEBELHAUS TODD WIECHMAN ANDREW D WIEDEMAN SHAWN R WIEDEMAN MACKENZIE CAMILLE WIEGAND
SHAWN WIERER LISA WIERMAN COLIN KENT WIERSEMA MATEUSZ WIERZBICKI SAMUEL J WIESENBERG ALLISON R WIESER GERALD J WIESER MITCHELL J WIESER RYAN DOUGLAS WIESMAN CURTIS A WIETFELDT BILLY WIGFALL CAROLYN D WIGGEN-MCCOY
BRYAN WIGGINS JILL A WIGGINS LONNIE M WIGGINS MARY A WIGGINS MARY K WIGGINS RANDALL WIGGINS CHARLES W WIGHT MARK R WIGINGTON JOSEPH DYLAN WIGLESWORTH BRANDON WIKOFF BRADY WIKSTROM TRENTON WILBANKS WILLIAM LESLIE WILBORN
JEFFREY A WILBUR SCOTT WILBUR EDWARD WILCHER TERRENCE WILCHIE ADAM WILCOX JUSTIN M WILCOX LUKE A WILCOX M DREW WILCOX REX D WILCOXSON WILLIAM WILCZEK JR DANIEL WILD BRITTNEY WILDER CALEB WILDER FELIX S WILDER JAMES F WILDER
MICHAEL K WILDER NICOLSON GARDNER WILDER CHANCE ALLEN WILDEY ERNIE D ANGELO WILDS DON E WILES ALAINA MARIE WILEY DONALD E WILEY DONTAVIS DONTE WILEY GREGORY M WILEY JAMES E WILEY JAMES G WILEY JOHN RANDALL WILEY
MARLENE L WILEY MARLON TYRELL WILEY NATASHA LEAH WILEY HUNTER CHRISTOPHER WILGANOWSKI AMANDA WILHELM CHRISTOPHER RONALD WILHELM NICOLE WILHELM THOMAS CHARLES WILHELM CHRISTOPHER WILHOITE SHAWN J WILHOITE CHAD A WILKE
WILLIAM COE WILKENS ADAM LEE WILKERSON ANDREW WILKERSON BRYCE ALLAN WILKERSON HARLEY E WILKERSON JASON W WILKERSON JEFFREY T WILKERSON JEREMY C WILKERSON JOSEPH R WILKERSON KEVIN ROBERT WILKERSON MICHAEL WILKERSON
RONNIE LEON WILKERSON RYAN E WILKERSON TIMOTHY HUNTER WILKERSON CHAD E WILKES CHRISTINA WARD WILKES JESSIE JENNINGS WILKES ROBERT C WILKES ADAM C WILKINS ANGELA M WILKINS CHRISTOPHER S WILKINS JENNIFER LYNNE WILKINS
MAYSIE D WILKINS TAYLOR TREY WILKINS VAYDA M WILKINS ALICE RUTH WILKINSON CAMERON D WILKINSON DARRELL WILKINSON EVAN CHRISTIAN WILKINSON JOHN C WILKINSON JUSTIN WILKINSON JUSTIN D WILKINSON MICHAEL WILKINSON SAMUEL WILKINSON IV
SCOTT R WILKINSON TANNER KIETH WILKINSON DESMOND WILKUM DONALD WILKUM CHRISTOPHER K WILL ALAN WILLARD KENNETH S WILLARD CRAIG M WILLCOX MARSHALL WILLEMSE LOGAN WILLER ALLISON J WILLHOITE AARON D WILLIAMS AARON M WILLIAMS
ABDUL WILLIAMS ADAM WADE WILLIAMS ALBERT WILLIAMS ALFRED ALLEN WILLIAMS ALLEN RAY WILLIAMS ANDREW ELLIS WILLIAMS ANTAWANE VERSEL WILLIAMS JR ANTHONY C WILLIAMS ANTHONY THOMAS WILLIAMS ASHLEY B WILLIAMS ASTLEY LINTON WILLIAMS III
BARRY R WILLIAMS BENJAMIN T WILLIAMS BENNY DALE WILLIAMS JR BERNARD J WILLIAMS BILLY R WILLIAMS BILLY JACK CARLTON WILLIAMS BLAKE A WILLIAMS BRANDON WILLIAMS BRANDON M WILLIAMS BRANDON MICHAEL WILLIAMS BRANDON MICHAEL WILLIAMS
BRIAN K WILLIAMS BRITTAN CHARLES WILLIAMS BRITTANY RENEA WILLIAMS BROCK WILLIAMS BRYANT SETH WILLIAMS BUDDY ELVIN WILLIAMS CAMERON WILLIAMS CASEY O WILLIAMS CHAD R WILLIAMS CHADWICK WILLIAMS CHARLES J WILLIAMS CHASE M WILLIAMS
CHELSEA LEE WILLIAMS CHER WILLIAMS CHERYL WARREN WILLIAMS CHRISTIAN WILLIAMS CHRISTOPHER WILLIAMS CHRISTOPHER B WILLIAMS CHRISTOPHER D WILLIAMS CHRISTOPHER J WILLIAMS CHRISTOPHER SCOTT WILLIAMS CHRISTOPHER W WILLIAMS
CLARENCE L WILLIAMS CODY WILLIAMS CODY DALE WILLIAMS COREY ANTWAN WILLIAMS CORY MICHEAL WILLIAMS CORY NA WILLIAMS CURTIS WILLIAMS DAKOTA T WILLIAMS DAN P WILLIAMS DANIEL J WILLIAMS DANIEL J WILLIAMS JR DANIEL L WILLIAMS
DANIEL LYNN WILLIAMS DAQUAN KENYE WILLIAMS DAVID WILLIAMS DAVID JOSEPH WILLIAMS DEON T WILLIAMS DOUGLAS WILLIAMS DUSTIN JERMAINE WILLIAMS EDWARD LENAIRE WILLIAMS EDWIN RAY WILLIAMS ERIC WILLIAMS ERIC D WILLIAMS
ERNEST SHANE WILLIAMS ETHAN BO WILLIAMS EZRA JAMAL WILLIAMS GARY MCCOY WILLIAMS GREGORY WILLIAMS HADEN WILLIAMS HARVEY W WILLIAMS HAYDEN COLIN WILLIAMS HOSEA WILLIAMS HUNTER BRYCE WILLIAMS HUNTER C WILLIAMS
IAN XAVIER WILLIAMS ISAAC E WILLIAMS JABEZ D WILLIAMS JACK H WILLIAMS JR JACOB T WILLIAMS JAKAVEIN ALEXANDER WILLIAMS JAMES A WILLIAMS JAMES A WILLIAMS JAMES MARVIN WILLIAMS JAMES MICHAEL WILLIAMS JANET L WILLIAMS JASON WILLIAMS
JASON WILLIAMS JASON ANTONIO WILLIAMS JASON CHRISTOPHER WILLIAMS JASON SCOTT WILLIAMS JEFF C WILLIAMS JENNIFER THOMAS WILLIAMS JESSE MONROE WILLIAMS JR JESSICA WILLIAMS JOE W WILLIAMS JR JOEY B WILLIAMS JOHN CHARLES WILLIAMS
JOHN CHRIS WILLIAMS JOHN DAVID WILLIAMS JOHN DELBERT WILLIAMS III JOHN L WILLIAMS JOHNNY CHARLES WILLIAMS JR JON DOUGLAS WILLIAMS JONATHAN RAYNARD WILLIAMS JORGE T WILLIAMS JOSEPH T WILLIAMS JOSIAH M WILLIAMS KARL RASHAD WILLIAMS
KEITH WILLIAMS KEITH P WILLIAMS KERRY ANDREW WILLIAMS KEVIN G WILLIAMS KHALIL QUANYE WILLIAMS KIRK L WILLIAMS KYLE DAVID WILLIAMS LLOYD DALE WILLIAMS III LORI L WILLIAMS LORIE M WILLIAMS LOUIS WILLIAMS LUCAS WILLIAMS
MARCELLA L WILLIAMS MARK AUSTIN WILLIAMS MARK ERIC WILLIAMS MARK P WILLIAMS MARKUS A WILLIAMS MARSHALL L WILLIAMS MARY K WILLIAMS MATTHEW A WILLIAMS MATTHEW CORNEL WILLIAMS MATTHEW D WILLIAMS MATTHEW H WILLIAMS
MICHAEL D WILLIAMS MILTON L WILLIAMS NICHOLAS C WILLIAMS NIKY W WILLIAMS PAMELA BAINES WILLIAMS II PETER WILLIAMS PETER WILLIAMS PETER M WILLIAMS PHILLIP EDWARD WILLIAMS III RAFEAL D WILLIAMS RANDY M WILLIAMS REGINALD R WILLIAMS
RHONDA SMITH WILLIAMS RICHARD MARK WILLIAMS ROCKY DAVID WILLIAMS RONALD BRENT WILLIAMS RYAN ISAIAH WILLIAMS SAMMY E WILLIAMS SAMUEL WILLIAMS SAMUEL A WILLIAMS SCOTT E WILLIAMS SEAN D WILLIAMS SHAWN D WILLIAMS
SKIPPER R WILLIAMS SONIA J WILLIAMS STEPHANIE L WILLIAMS TERRANCE WILLIAMS TERRANCE LEE WILLIAMS TERRY BRENT WILLIAMS THOMAS WILLIAMS THOMAS ALBERT WILLIAMS THOMAS C WILLIAMS TODD WILLIAMS TOMEKA L WILLIAMS TONY DEWAYNE WILLIAMS
TRAVIS J WILLIAMS TREY A WILLIAMS TYLER CHASE WILLIAMS TYRONE WILLIAMS WESTON D WILLIAMS WILLIE K WILLIAMS JR WYATT RAY WILLIAMS ZACHARY DANIEL WILLIAMS ZACHARY R WILLIAMS LUIS WILLIAMS GUEVARA ALAN THOMAS WILLIAMSON
BRYAN T WILLIAMSON CHRISTINA L WILLIAMSON CODY L WILLIAMSON SR GARY L WILLIAMSON GREGORY WILLIAMSON JEWEL DECAMARON WILLIAMSON JOHN A WILLIAMSON JR JOSHUA MARK WILLIAMSON KRISTOPHER WILLIAMSON NATHANIEL ALLEN WILLIAMSON
RON C WILLIAMSON RONNIE E WILLIAMSON II SHAUGHN D WILLIAMSON TOMMY D WILLIAMSON JAMES D WILLIE CHRISTOPHER SEBASTIAN WILLINGHAM CLIFF ALLEN WILLINGHAM JOHN CALVIN WILLINGHAM ANTHONY P WILLIS EVAN ALLEN WILLIS KASHIF J WILLIS
KEVIN WAYNE WILLIS MICHELLE L WILLIS SHAWN CODY WILLIS TAMMY G WILLIS TROY DALE WILLIS TYLER KEITH WILLIS WILLIAM K WILLIS ZACHARY S WILLIS JOSEPH PHILLIP WILLISON BRANDON LYNN WILLMUTH LISA WILLOUGHBY MATTHEW A WILLOUGHBY
THOMAS B WILLOUGHBY DESMOND RASHAD WILLS MARK WILLS MACKENZIE MARIE WILLSON CHRISTOPHER RYAN WILM JORDAN EARL WILMES KELLY J WILMOTH THOMAS CAMERON WILMOTH DOUGLAS R WILNER AARON WILSON ADRIANO WILSON ALEXIS WILSON
AMANDA DANIELLE WILSON AMY J WILSON ANDRE WILSON ANGELA D WILSON ANGELA GARNER WILSON ANGELA J WILSON ASHLEIGH RAYANNA WILSON AUBREY L WILSON AUBREY W WILSON BENJAMIN M WILSON BRADLEY MARTIN WILSON BRANDON L WILSON
BRANDY LYNN WILSON BRENDA MARIE WILSON BRIAN M WILSON BROCK E WILSON CADERIK TAD WILSON CALEB NATHANIEL WILSON CARRIE J WILSON CHANDRA WILSON CHARLES BRADLEY WILSON CHEVIS P WILSON CHRISTOPHER M WILSON CODY EUGENE WILSON SR
COREY S WILSON CURTIS LEE WILSON DAKOTA JAY WILSON DAVID L WILSON DEANNE WILSON DENNIS MICHAEL WILSON DEREK WILSON DONALD LEE WILSON DONALD R WILSON DONNA J WILSON DONNA JEAN WILSON EDWARD WILSON EMERSON WILSON
ERIC D WILSON GABRIELLE ALLAN WILSON GARY WILSON IVY NORWOOD WILSON JACOB L WILSON JADA NAKAYA SIMONE WILSON JAMERRAHQUAN NA WILSON JAMES B WILSON JASON T WILSON JENNIFER ANN WILSON JEREMIAH JAMES WILSON JOE T WILSON III
JOHN WILSON JON WILSON JOSHUA ALLEN WILSON JOSIAS HANK ELMO WILSON KAMERON KYLE WILSON KAY M WILSON KENNETH M WILSON KIMBERLY ANN WILSON KYLE EDWARD WILSON LAWSON DAKOTA WILSON LEON STEVEN WILSON LESLIE H WILSON
MARTHA S WILSON MARY DELANIE WILSON MATTHEW B WILSON MEL T WILSON MICHAEL BRETT WILSON MICHAEL JEROME WILSON MICHAEL R WILSON MORRISE WILSON NATHAN WILSON NATHANIEL DADE WILSON PATRICK B WILSON PHILLIP D WILSON
RANDALL GRAHAM WILSON REBECCA L WILSON ROBERT DALE WILSON ROBERT L WILSON ROY CHRISTOPHER WILSON RUSSEL WILSON RYAN JASPER WILSON SCOTT WILSON SEAN PATRICK WILSON SHAMETA ANTRACHA WILSON STEPHEN O WILSON TAD G WILSON
TAMIKA AMANDA WILSON TASHA WILSON TIMOTHY ADAM WILSON TIMOTHY S WILSON TODD A WILSON TREVOR WILSON TREVOR W WILSON TYLER ROBERT WILSON TYRELL WILSON VALERIE E WILSON WILLIAM E WILSON WILLIAM JARED WILSON WILLIAM SCOTT WILSON
ZACHARY TAYLOR WILSON ZACKARY TYLAN WILSON KENYONNA MANDRELL WIMBERLY LORI WIMER JONATHAN PAYTON WINBERRY DUSTIN ZANE WINBURN MEGAN WINCH DAVID SCOTT WINCHESTER GARRETT AUSTIN WINCHESTER STEVEN E WINCHESTER
TRAVIS L WINCHESTER TREVER WINCHESTER KYLE KIEFER WINDER KYLE WADE WINDERS ERIC E WINDHAM ETHAN MICHAEL WINDHAM MICHAEL C WINDHAM STEVEN D WINDHAM TROY BLATON WINDHAM JOHN PAUL WINDLE MILTON A WINFIELD
MILTON ANDREW WINFIELD JR RICHARD G WING BART R WINGATE KYLE J WINGFIELD RYAN CHARLES WINGLER JEFFREY B WINKELER CHARLES EDWARD RAYMOND WINKLE JASON WINKLE JULIE ANN WINKLEBLACK DANIEL CURTIS WINKLER KARL T WINKLER
ERIK DANIEL WINKS JASON A WINNER WILLIAM ANDREW WINNING EDWIN HEATH WINSETT PHILLIP DUSTIN WINSETT RICHARD MARTIN WINSLOW TAMMY WINSLOW WALLACE WINSLOW CARLEE R WINSTEAD DAVID WINSTEAD JACOB WINSTEAD JARED H WINSTEAD
JARRETT WINSTON NICHOLAS WINSTON DIANE WINTER JEFFREY A WINTER KEITH R WINTER PAUL H WINTERMUTE DAVID LEROY WINTERS THOMAS K WINTERS DAVID M WIRGES LAURA D WIRGES ADAM J WIRICK DILLON WIRICK BRANDON MICHAEL WISDOM
DAVID DECOTA WISDOM TREVOR WISDOM CASSIDY C WISE CHARLES D WISE DAVID F WISE JR DAVID F WISE SR GREGORY ERIC WISE JACOB LANSING WISE JAMES A WISE IV LOGAN C WISE RICARDIUS WISE ROBERT J WISE ROBERT L WISE JEREMY L WISEMAN
JAMES J WISER JEFFREY B WISER CYNTHIA N WISNER KEVIN FRANKLIN WISNEWSKI ELIZABETH C WISNIEWSKI ETHAN ALEXANDER WISNOSKI CODY JAMES WISSMAN KELLY WISSMAN BRANDON S WITCHER JON D WITHEROW LINWOOD R WITHERSPOON
SAMUEL NATHAN WITKOWSKI NATHANIEL WITT PRESTON L WITT JESSICA LYNN WITTEBORG JACOB RYAN WITTENBROOK CHARLES MATTHEW WITTHUHN ASHLEY NICOLE WITTIBSLAGER BARRY D WIX MATTHEW LEE WIX NATHANIEL COLE WIX TIMOTHY OWEN WIX
NEIL CHAPMAN WIXOM ANDREW C WODTKA CLETUS J WOEPPEL CLINTON J WOEPPEL MARILYN E WOESSNER APRIL WALLS WOFFORD JASON M WOFFORD JESSICA M WOFFORD DAVID V WOHL TERRY W WOHLGEMUTH DANIEL J WOJCIECHOWSKI BRIAN WOJTANOWSKI
KAREN A WOLDAHL VIOLETTA IZABELA WOLEJSZO BENJAMIN T WOLF BRIAN ANDREW WOLF ERIN WOLF GAVIN A WOLF JAMIE LYNN WOLF SHAUN E WOLF ANDREW M WOLFE BRADLEY FOSTER WOLFE BRENDON ALLEN WOLFE CARL D WOLFE COLEMAN RITTER WOLFE
ERIC T WOLFE ISAIAH TERRELL WOLFE KEIFER WOLFE KELLY WOLFE PHILIP B WOLFE QUINLAN WOLFE TRISHA L WOLFE URIAH T WOLFE ANTHONY D WOLFF CALEB ANDREAS WOLFF COLBY J WOLFF LANDON KENNETH EBNER WOLFF MARK D WOLFLE MICHAEL J WOLIUNG
ERIC NATHAN WOLSEY BRANDON COLE WOMACK DALLAS DOYLE WOMACK HUNTER LANE WOMACK JOSEPH T WOMACK KENNETH D WOMACK SHELLY LANETTA WOMACK JAMES WOMBLE PATRICIA G WOMMACK JORGE EDUARDO WONG AARON CARTER WOOD
ANDREW W WOOD ANTHONY JOHN WOOD BLANE K WOOD CARL A WOOD CARLOS GEORGE WOOD CASEY WRIGHT WOOD CHAD CHRISTOPHER WOOD CHRISTOPHER B WOOD CHRISTOPHER B WOOD CHRISTOPHER MICHAEL WOOD CLAYTON W WOOD DAVID Q WOOD
DONALD J WOOD GRADY WOOD HOLLY BENE MILLER WOOD HOLLY M WOOD HUNTER W WOOD JACOB WOOD JARED J WOOD JOHNATHAN CONNER WOOD JOSHAUA WOOD KEVIN PATRICK WOOD LANCE B WOOD LANDEN L WOOD LAUREN M ZNIDARSIC WOOD
MATTHEW J WOOD MICHAEL J WOOD MITCHELL W WOOD NATHAN PAUL WOOD PHILIP JAMES WOOD REBECCA JEAN WOOD ROBERT W WOOD ROBIN GILPIN WOOD SHANE K WOOD STEVEN WOOD TIFFANY MILLER WOOD TODD LEON WOOD VANESSA C WOOD
VERNON WOOD WILLIAM R WOOD ADAM LEE WOODALL BRADEY RL WOODALL BRETT WOODALL DAVID W WOODALL ERIC ALAN WOODALL JOSEPH D WOODALL PRESTON ALAN WOODALL CHRISTOPHER J WOODARD DAVID BRENT WOODARD EMILY GENE WOODARD
JARED O WOODARD JULIE M WOODARD KURT A WOODARD LESLIE N WOODARD JR JOHN P WOODCOX DEKLAN HARLEY WOODELL JOHN ROBERT WOODEN DENNIS KIRK WOODFILL RODERICK DEONDRICK WOODFIN GILLUM RONALD WOODHAM PAUL J WOODHAM
ERIC W WOODLEE DELBERT ALLAN WOODLEY JR CASEY TODD WOODMANCY JENNIFER L WOODMANSEE SCOTT G WOODRING MARVIN L WOODROME AARON L WOODRUFF CHRISTOPHER ADAM WOODRUFF DELRAY WOODRUFF JOHN ISHMAEL WOODRUFF
JOSHUA MARK WOODRUFF MEGAN WOODRUFF BRADLEY A WOODS CARTER JAYKIN WOODS DAVID MATTHEW WOODS ETHAN SCOTT WOODS JAMIE C WOODS JASON A WOODS JEREMIA ANDRE WOODS JEREMY CHASE WOODS JIMMY RAY WOODS JR KEVIN WOODS
LANE DALLAS WOODS MAURICE FRANCOIS WOODS RICHARD M WOODS BRYANT EDWARD WOODSON LARRY S WOODSON WESLY JAMES WOODSON DONEL R WOODWARD DUSTIN W WOODWARD DYLAN CHRISTOPHER WOODWARD JARED J WOODWARD KYLE A WOODWARD
SAMUEL WOODWARD SHANE D WOODWARD WILLIAM W WOODWARD II CHASE ALEXANDER WOODY LANDON BLAKE WOODY AARON WOODYER ANDREW WOOLDRIDGE MARK L WOOLDRIDGE DANIEL WOOLENSNIDER MORGAN ROBERT WOOLFOLK ZACHARY ANDREW WOOLFOLK
KIMBERLEY ROSE WOOLHISER MICHAEL WOOLHISER MATTHEW ROBERT WOOLLEY SHANNON WOOLSEY ANTHONY WOOTEN COREY WOOTEN SAMUEL H WOOTEN BRIGHAM ZEKE WORKMAN HARRY T WORKMAN JASON ALLEN WORKMAN MATTHEW DAVID WORKMAN
ZAKERY TODD WORKMAN BRANDEN MICHAEL WORLEY JONATHAN WORLEY JOSEPH WORLEY JUSTIN LAMONT WORLEY JAMIE S WORMAN JOSEPH W WORMAN LANCE WORMSBECKER CALVIN WORRALL DYLAN A WORRELL EDGAR WORRELL JR TIMOTHY P WORRELL
CAMERON WORSHAM MARVIN A WORTKOETTER JOSEPH A WORTMAN ROBERT EDSEL WORWOOD ROBERT L WOSSNER FRANK F WOSZCZYNSKI MARVIN D WOUDWYK JR ASHTON J WRAGGE JARED W WRAGGE JASON T WRAGGE JOSHUA R WRAGGE KATHLEEN A WRAGGE
MICHAEL W WRAY ROBYN R WRAY TYLER SHANE WRAY ELIZABETH DAWN WREN GARY L WREN JR JOSHUA CODY WREN VICTORIA LOUISE WREN JUSTIN LEVI WRENN ADAM COREY WRIGHT AMY BETH WRIGHT ANGELA YVETTE WRIGHT BAILEY MORGAN WRIGHT
BENJAMIN H WRIGHT BRAD ZANE WRIGHT BRANTLEY WRIGHT CHARLIE K WRIGHT DAKOTA L WRIGHT DANNY K WRIGHT II DAVID ANTHONY WRIGHT DAVID E WRIGHT DEVOND WRIGHT DUSTIN JAMES WRIGHT DUSTIN RICHARD WRIGHT ERIC D WRIGHT ERNEST M WRIGHT
GRANT D WRIGHT JACOB ALLEN WRIGHT JASEN PHILLIP WRIGHT JASON WRIGHT JERRY DAVID WRIGHT JORDAN KANNARD WRIGHT JOSEPH WRIGHT JR JOSHUA R WRIGHT JOSIAH J WRIGHT JULIE A WRIGHT JUSTIN BERNARD WRIGHT KYLE LEE WRIGHT
LARRY DYLAN WRIGHT LASHON ANTHONY WRIGHT LOGAN COLE WRIGHT MATTHEW A WRIGHT MATTHEW DAVID WRIGHT MATTHEW PAYNE WRIGHT MICHAEL WRIGHT MICHAEL J WRIGHT RAYMOND W WRIGHT JR RICKY D WRIGHT SCOTT WRIGHT SEAN WRIGHT
SHAQUILLE NA WRIGHT THOMAS F WRIGHT II TREAH WRIGHT WESTLEY HILTON WRIGHT WILLIAM C WRIGHT WILLIAM GUY WRIGHT JR JAKE W WRIGHTSMAN JARROD J WRIGHTSMAN BRIAN K WRINKLES STEVEN WRISLEY JUDY WRISTEN SCOTTY M WROTEN
HUIQIONG NA WU YUXUAN WU RHONDA J WUERCH JOHN L WULF JUSTIN WUNCH JARED A WUNTSCH ASHTON ALLEN WYATT JONATHAN B WYATT MELISSA E WYATT SETH WYATT VANESSA M WYATT JASON E WYCKOFF GARDON WYCOFF JEFFREY E WYETH
MICHELLE L WYKOFF RODNEY N WYKOFF DANIEL PETER WYLIE DOUGLAS D WYLIE JUSTIN S WYLIE ANDREW JAMES WYLLIE JOSEPH D WYMAN JOHN BRANDON WYNN JOSHUA ANDREW WYRICK MARCO ALFREDO WYSS DYLAN JOSEPH WYZGOWSKI JASON XAVIER
AIRY XAYASENG JIANXIN XAYAVETH JODIE-MARIE XAYPHARATH MICHAEL JAMES XEROTERES XIAOBEI XING ZHENGRONG XU LORAN G YACKANICZ MARK J YACKANICZ DOREEN L YACKEL JAMES A YACOWATZ MATTHEW R YACUBECK MOUSSA YAFFA BRYAN A YAHR
SHANTHA K YALAMANCHILI TIMOTHY J YAMAMOTO XU QI YAN JASON E YANCEY ESTHER YANCOVICH LUIS YANEZ JOSE CARLOS CONTRERAS YAÑEZ RIGOBERTO GONZALEZ YAÑEZ NOEL ANTONIO YANEZ MALDONADO HOWARD YANG TIA YANG TOUA YANG WENCHENG YANG
DARRELL YANKAWAY ANDREW YANKE JAMES YANKE YAYASIT YANOTHAI BRETT S YANULEVICH HAIFENG YAO ROBERT J YAP ERNEST YAP-CHUNG EMILY DAWN YARBERO JIMMY JEWEL YARBERO BURNETT DELANO YARBOROUGH III ERIC D YARBOROUGH
FRANKLIN G YARBOROUGH GARY YARBOROUGH KEVIN YARBOROUGH SARAH YARBOROUGH SCOTTY J YARBOROUGH SHAWN L YARBOROUGH TRAVIS LANAIR YARBOROUGH GUY DAVID YARBRO JARED L YARBROUGH HARRISON QUINLAN YARDLEY MYLES YASINSKI
DAVID M YASKANICH CHARLES E YATES EDWARD RAYMOND YATES JR JAMES B YATES JOSHUA MICHAEL YATES JUSTIN ALAN YATES MICHAEL SHANE YATES PARKER OWEN YATES REBECCA JEAN YATES STEVEN D YATES BIANCA R YBARRA CHOYCE OTHANIEL YBARRA
GABRIEL C YBARRA TED YBARRA JR STEPHANIE YEAGER JASON D YEAKEL DAVID BENJAMIN YEATER RASTEN DEE YEATES HOLLY MICHELLE YEATMAN ALBERT B YEE AUSTIN YELVINGTON PAUL YELVINGTON ABENET YEMENU JENNIFER E YEMM MICHAEL JOHN YENNE
TODD YEOMAN RHIANNON YEPEZ RAY YIP JOAO DANIEL NDULI YLA ERIC J YOCOM SEAN RICHARD YOCOM BRAD J YOCUM ADAM L YODER CALVIN L YODER CLIFFORD M YODER CORBIN J YODER CRAIG YODER DANNIE L YODER DAVID L YODER DAVON E YODER
ERNEST W YODER HANNAH YODER JARED P YODER JASON LANE YODER JOSHUA A YODER KENNETH I YODER KEVIN H YODER LANDON J YODER LESTER YODER JR LLOYD J YODER LOGAN YODER QUENTON DEAN YODER STEVEN R YODER
STEVEN W YODER SYDNEY ALEXIS YODER WILMER C YODER ARMIN O YONKER KRISTOPHER DYLAN YONKER RONNIE W YONTS ABRAHAM LINCOLN YORDY AIDAN JAY YORK CHASE YORK GRAYSON YORK JAMES J YORK MATTHEW YORK RORY B YORK SAMUEL G YORK
BULENT YORULMAZ AARON B YOUNG AARON C YOUNG ADAM YOUNG ADAM YOUNG ADAM L YOUNG ALEXANDER GRANT YOUNG AQUELIUS YOUNG BRENT KYLE YOUNG CADARIUS DASHAWN YOUNG CATHERINE YOUNG CHARLES W YOUNG CHRISTOPHER D YOUNG
CHRISTOPHER ISSAC YOUNG CORY YOUNG DAVID BRADLEY YOUNG DOUGLAS JOHN YOUNG ERIC A YOUNG GEORGE A YOUNG HARBOR DANIEL YOUNG HUBERT A YOUNG JAMES BRACH YOUNG JAMES J YOUNG JAMIE DAVIS YOUNG JERROD W YOUNG JESSICA D YOUNG
JULIA MELISSA YOUNG JUSTIN YOUNG KELVIN D YOUNG KENNETH D YOUNG KIARA YOUNG MATTHEW L YOUNG MICHAEL D YOUNG MICHAEL JOHN YOUNG MICHELE M YOUNG NATHAN ALLEN YOUNG NIGEL YOUNG RICHARD ALAN YOUNG RICHARD J YOUNG JR
RICHARD JAMES YOUNG III RICHARD L YOUNG ROGER YOUNG III SHAWN YOUNG TARA D YOUNG TEMPEST MONIQUE YOUNG TERRI YOUNG THOMAS W YOUNG TINA DIANE YOUNG TOBY W YOUNG TODD C YOUNG TODD C YOUNG VICKIE L YOUNG WESLEY KYLE YOUNG
ZACHARY BRYAN YOUNG ZACHARY J YOUNG ZACHARY W YOUNG KIRK AUSTIN YOUNG HORTON FRANK SALIN YOUNG III AUSTIN T YOUNG SMITH ANDREW J YOUNGBLOOD DONALD J YOUNGBLOOD JOSIAH DANIEL YOUNGBLOOD MICHAEL D YOUNGBLOOD
KOLTON MCKADE YOUNGER JOSHUA STEFAN YOUNGQUIST CHRISTOPHER ADAM YOUNTZ CRYSTAL DORRAINE YOURKEVITCH TRINITY YOW JEREMY LOGAN YPYA ZACKARY R YRTTIMA DANIEL CHI KIT YU QIULIN YU KYLE EDWARD YUNGER ROBIN YURECK BRIAN A YUST
ABDULRASHEED YUSUF HASSAN YUSUF ANDREW J YZAGUIRRE GEORGE A YZAGUIRRE BLAKE ERIC ZABICK JAMES V ZACCARIO THOMAS J ZACHOW FRANC ZADRAVEC OMAR ZAFICO ELIZABETH MICHELLE ZAGALA JEREMIAH SAMUEL ZAGALA MILES D ZAHRADNIK

MUHAMMAD ZAIN UL ABDIN LOGAN THOMAS ZAJICEK GUILLERMO ZALETA AMANDA L ZALEWSKI KAYLEE NICOLE ZALVIDEA ABBY E ZAMBELLI ASUNCION ZAMBRANO EFRAIN ZAMBRANO ANGEL M ZAMORA DAVID ZAMORA FRANCISCO ZAMORA
FRANKIE JAMES RATLIFF ZAMORA JOSUE ALEJANDRO ZAMORA MAURICIO ZAMORANO ERINA ZANNONI ANDREW JOHN ZANONE AILANI AUREE ZAPATERO ANTHONY R ZAPPALA JOSE LUIS ZARAGOZA LUIS GONZALEZ ZARAGOZA BRYAN ZARATE
EDGAR GUADALUPE GUADALUPE GOMEZ ZARATE ESTEVAN FRANK ZARATE ABRAHAM ZARETSKI EDWIN H ZARKA JARED R ZARTMAN JOSE ZATARAIN KYLER B ZAUGG JORDAN DERIK ZAUTKE KYLE J ZAUTKE SHERRI S ZAUTKE CARLOS IGNACIO DIAZ ZAVALA
FERNANDO JOAQUIN MARTINEZ ZAVALA GARY L ZAVALA JOSE M ZAVALA KLISSMAN ZAVALA MATEO JOSE GUADALUPE MARTINEZ ZAVALA RIGOBERTO NA ZAVALA GUIZAR TREVOR ZAVITZ DAVID J ZAWISTOWSKI WILLIAM ZAWYDIWSKI LEX ZAYKO RICHARD A ZBAN
BRAIDYN JEFFERY ZEEDYK LUCAS L ZEGAR MATTHEW L ZEHNER BARNEY D ZEIGLER JOHN PHILIP ZEIGLER LEWIS A ZEITERS HRAM ZEL LARRY MICHAEL ZELECHENOK ADAM WILLIAM ZELENEY TRAVIS J ZELFER DAVID LAURENCE ZELHART GREGORY S ZELLER
MICHAEL DEWAYNE ZELLER NANCY CAROL ZELLER DANE WILLIAM ZELLERS RANDALL JOSEPH ZELLNER CAMERON ALEXANDER ZELLO KEITH ALLAN ZELLO NATHANIEL ALLAN ZELLO GEBREBRHAN ZEMICHAEL ANGEL A ZENDEJA DALIA VERONICA ZENDEJA LEAL
OMAR I ZENDEJAS CARLOS EDUARDO MONTES ZEPEDA CRISTIAN ZEPEDA DEYDRA NOEMI SALVADOR ZEPEDA J ASUNCION ZEPEDA FRANCISCO ANDRES ZEPEDA DIAZ DOMINIC ZERILLI KIPP ZERKLE MATTHEW BRYAN ZERKLE MATTHEW F ZERKLE SAIN ADALID VALDEZ ZERMEÑO
TODD ZERVOS RODRIGO ZETINA VINCENT R ZETTLER ADAM ZEWE RENPENG ZHANG WEIDONG ZHANG YINAN ZHANG LELAND H ZICKUHR ANDREA CHRISTINE ZIEBEL BRYAN THOMAS ZIEGLER CHRISTOPHER R ZIEGLER STEVEN T ZIEGLER KIM ZIELINSKI
TODD LEE ZIELSDORF JADEN ALEXANDER ZIEMBA JESSICA L ZIEMER ROGER I ZIGLER ERIN DANIELLE ZIKO JERRY ZILER ALEXSEI ZILEWICZ GAVIN ROBERT ZIMBELMAN MELINDA GAIL ZIMMERLEE BRUCE A ZIMMERMAN CHANDLER J ZIMMERMAN DAVID ROGER ZIMMERMAN
JACOB D ZIMMERMAN JOHN BRYANT ZIMMERMAN RANDY E ZIMMERMAN REID FREDERICK ZIMMERMAN RODNEY L ZIMMERMAN RYAN W ZIMMERMAN JEFFREY ZINK SHANE MICHAEL ZINK VIMBAI ZINYORO JAMES ZITO MICHAEL LEROY ZITTING ADAM ZLOMANIEC
JODIE A ZOELLER ALAN MICHAEL ZOLLER JOSEPH J ZONCA JR CALEB LEE ZOOK MITCHELL JAMES ZOOK DARIEN NATHANAEL ZORRILLA MEJIA ROBERT D ZOZ MATTHEW T ZUBATY BLAKE JARED ZUBER JUAN D ZUBIA MARIOLA ZUBROWSKI IKROMZHON LACHINOVICH ZUFAROV
TRAVIS CAZZ ZUFELT LUIS ZULETA DALLEN STEPHEN ZUNDEL JASON ZUNDEL JAY ZUNDEL NICHOLAS K ZUNDEL ARTURO NA ZUNIGA ROBERT T ZUNIGA FRANCISCO JAVIER GARCIA ZUÑIGA KEVIN ADILSON VIRUETE ZUÑIGA RICARDO DANIEL ZUÑIGA
CHEYANNE MARIE ZURATOVIC CHRISTINA LYNN ZURATOVIC TROY R ZURCHER GLENN EDWARD ZWEIFEL PETER ZWETSLOOT RYAN L ZWINGMAN ANDRZEJ ZWOLAK ROBERTA LEE ZYLA ADELAIDA AARON YADIRA ITZEL ABADIA GONZALEZ ANCEL P ABADIE MARK ABADIE
CARLOS SORIA ABARCA MUHAMMAD ABDULKADI ABBAS WILLIAM H ABBEY BRIAN E ABBOTT CASEY A ABBOTT DONNIE L ABBOTT JR ERICA FAITH ABBOTT KIMBERLY ABBOTT ROBERT DAVID ABBOTT REYMUNDO ABDON MOHAMMED ASHIK ABDUL WAHAP
JAMAAL ABDULNUR ANGELO ABEDOZA CASEY T ABEL ELIJAH MICHAEL ABEL TYLER ABELN DERRICK ABELS BLAKE WALKER ABERNATHY BRIANA L ABERNATHY STEVEN CHAD ABERNATHY JEREMY ROBERT ABEYTA ANTHONY MICHAEL ABLE JAMIE LEE ABLE
CHASTEDY D ABNEY JESSE CLINT ABNEY THOMAS M ABNEY JAYSON ABONITA JOSEPH ABOU-FARAH CHRISTIAN ABRAHAM EDWIN ABRAHAM KAREN ABRAHAM JILL M ABRAHAMIAN JERRICA DYSHANIQUE ABRAM ROBERT C ABRAMS JOHN A ABSTON
ABED ALLAH RAGHEB ABU ZAHRA ADALBERTO ACEVEDO DAVID ACEVEDO JOSE ALEJANDRO GUDIÑO ACEVEDO OMAR ACEVEDO MANUEL ANTONIO ACEVEDO HAM CARLOS ADRIAN FLORES ACEVES GERALD ACHAZO JOSEPH THOMAS ACKER JOHN E ACKERMAN II
RICHARD K ACKERMAN CHARLES WAYNE ACKLEY JR DUSTIN WADE ACKLEY JOHN ANDREW ACKLEY JR JOSHUA DYLLAN ACKLEY KEVIN DUDLEY ACKLEY RAMONA GAIL ACKLEY RONALD T ACKLEY GLEN D ACKLIE LEE G ACKLIE DONALD LEWIS ACKLIN JR
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MARTIN ACOSTA NESTOR GERARDO ACOSTA ROLANDO STEVE ACOSTA VIVIANA JOSELYN VAZQUEZ ACOSTA KYLE LENDON ACRE CAMERON D ACUFF JEFFREY ACUFF RYAN ACUFF HUMBERTO ACUNA ISRAEL BENITEZ ACUNA JEFFERY A ACUP LOGAN ALAN ACUP
MICHAEL ADA OBINNA ADABA OLIVIA ONYINYE ADABAH KULANDAI ADAIKALARAJ CHERYL K ADAIR CREST L ADAIR JASON DALTON ADAIR SHAWN ADAM KATHLEEN ADAMCZYK CECILIA ADAME FRANCISCO JAVIER ADAME JASON MIGUEL ADAMES TESSA K ADAMES DUARTE
ADRIANE DANITA ADAMS ALEX THOMAS ADAMS BRADLEY JAY ADAMS BRANDON RASHAD ADAMS BRYANT ROBERT ADAMS CASEY GLEN ADAMS CHAD PHILLIP ADAMS DANIEL B ADAMS DYLAN REED ADAMS EZRA G ADAMS GABRIEL STEVEN ADAMS JAMES MICHEAL ADAMS
JARED ANDREW ADAMS JASMINIE ADAMS JERRY M ADAMS JOSHUA L ADAMS KELLY H ADAMS KOLE ADAMS KRISTINE A ADAMS LINDSEY TERRELL ADAMS MICHAEL C ADAMS MICHAEL F ADAMS MICHAEL LANCE ADAMS NANCY ADAMS PAUL LAMAR ADAMS
RACHEL RENNE ADAMS ROB ADAMS ROGER DALE ADAMS SHARLA ELIZABETH ADAMS STEVEN BROCK ADAMS TANYA Y ADAMS TAYLOR ADAMS TOM P ADAMS WAYNE A ADAMS JORDAN ALAN ADAMSON NATHAN D ADCOCK ROBERT LEE ADCOCK II RYAN ADCOCK
BRIAN GAYLON ADCOX JOHN H ADDINGTON SHAWN MICHAEL ADDINGTON TREVOR ADDIS DERICK A ADDISON SUZANNE P ADDISON WESTON S ADDLEMAN ADELEYE ADEBAYO ALEXANDER ADEMOLA GRAYDON ADEDEJI ADEBIMPE O ADEGEYE JACOB L ADELMAN
RAMAZAN NONE ADEMI TYLER D ADER PRASHANT ADHIKARI PRAVIN ADHIKARI HANSON MARK ADJEI-SARPONG ADAM BERNARD ADKINS BRAYSON ADKINS CHARLEY ADKINS HEATHER M ADKINS HELEN G ADKINS JAMES KEVIN ADKINS JOHNNY R ADKINS
JORDAN LEE ADKINS ROBERT G ADKINS RODNEY R ADKINS SHAWN E ADKINS AARON J ADKINSON WAYNE R ADLER PRASHANTH R ADMALA FAISAL ADNAN TRAVIS L AESCHLIMAN MATTHEW JASON AFFOLTER REYNOLDS CHARLES AFONG JR RAY O AFRIYIE KYLE AGAR
MICHAEL E AGARD DREW AGEE RYAN NATHAN AGEE TYLER AGIN BENJAMIN OLIVER AGNOR MARCO AGOSTINI SOARES JAHN CARLOS AGRINZONI LOPEZ CRISTIAN ZAIN MARISCAL AGUAYO OSCAR AGUAYO AGUAYO PEDRO VALENCIA AGUAYO FRANCISCO JAVIER AGUERO PALACIOS
KEVIN ERNEST AGUIAR KRISTINA WADE AGUIAR ALBERT ANTHONY AGUILAR ANTONIO AGUILAR JR CLARYSSA AGUILAR DANIEL REYNOSO AGUILAR FERNANDO GUADALUPE AGUILAR GENARO AGUILAR JR GUSTAVO ELOY SAAVEDRA AGUILAR HERMES D AGUILAR
IAAN PABLO AGUILAR JORGE LUIS AGUILAR JOSE LUIS AGUILAR III JUAN PABLO CEBALLOS AGUILAR MARIO DANIEL MARTINEZ AGUILAR MAXIMILIANO AGUILAR MICHELLE D AGUILAR PORFIRIO AGUILAR STEVE AGUILAR ROSSELL EDUARDO AGUILAR CANIZALES
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JAVIER AGUIRRE JR JOSE LUIS PEÑUELAS AGUIRRE JUSTIN L AGUIRRE LUIS E AGUIRRE MIGUEL ANGEL AGUIRRE OSCAR E AGUIRRE PABLO JONATHAN GOMEZ AGUIRRE PEDRO AGUIRRE STEVEN R AGUIRRE VICTOR OCTAVIO HERNANDEZ AGUIRRE WILLIE AGUIRRE JR
RAFAEL AGUNDIS SANCHEZ MARCIAL AGUSTIN JIMENEZ YOONUS AHAMED PAUL JOSEPH AHERN JARED GARY AHLSTROM ISHTIAQ AHMAD SYED-DANISH AHMAD SEYED FARBOD AHMADZADEH RAZAVI MOMAND AHMADZAI WAQAS AHMED RANDY AHOLA KYLE AHRENDT
HERBERT J AHTEN III MIGUEL ANGEL AHUMADA CHRISTOPHER U AINGS TRISTAN UNDRE AINGS DAVID A AIUTO AHMAD HOSAM AJJEH GLENN W AKER SHAWN E AKER TRAVIS LEE AKERS MICHAEL R AKES ASHER SHIEKH AKHTER JOHN AKIMOV MICHAEL AKINOLA
DARRELL C AKINS MASON C AKINS MICHAEL DEAN AKINS PAUL DANIEL AKINS ROBERT R AKINS ROBERT W AKINS TOBE W AKINS MOHANA R AKKALA ODEYOVWI AKPOCHAFO ALAGUMANNAN ALAGAPPAN MALCOLM ALAIN KHALID ESMAIL KALIL ALAKIL
ARMANDO ALANIS HECTOR A ALANIS NICANOR ALANIS VELAZQUEZ DANIEL ANTHONY ALARCON JOHN M ALARCON JUAN PABLO ALBA RAMON E ALBAN ROBERT ANDREW ALBERS MARTIR DANIEL ALBERTO COREY J ALBRECHT MICHAEL T ALBRECHT BRADEN ALBRECHTAS
CHASEN ALBRETSEN ANDREW W ALBRIGHT DALTON B ALBRIGHT LAUREN MICHELLE ALBRIGHT NICHOLAS ALBRIGHT TIMOTHY A ALBRIGHT TRAVIS A ALBRIGHT LANDON TYLER ALBRITTON BENJAMIN JOHN ALBU JAVIER IZCOATL RUVALCABA ALCALA JUAN CARLOS ALCALA
ANA MARIA GOMEZ ALCANTAR YONI ALCANTAR ALMA LILIANA BAUTISTA ALCARAZ RICARDO CHAVEZ ALCARAZ VITALIANO RAMIRES ALCASAR COURTNEY ALCORN EMMA RAE ALCORN NICHOLAS T ALCORN RUSSELL L ALCORN TRAVIS T ALDAG
SALVADOR EMMANUEL GOMEZ ALDANA ALDAWI ALDAWI GREGORY GENE ALDER STEVEN M ALDER ZANE ALDER LAWRENCE LEVAN ALDERSON MARK K ALDERSON AARON CHARLES ALDRICH FRANK JEROME ALDRICH JAMES BRIAN ALDRICH ROBERT GENE ALDRICH
SCOTT C ALDRICH AERIAL NICOLE ALDRIDGE ARTHUR MERRILL ALDRIDGE CHRISTINA R ALDRIDGE FRANKIE L ALDRIDGE GABRIEL NATHAN ALDRIDGE JACK HUDSON ALDRIDGE JAMES ALDRIDGE III JIMMY LEE ALDRIDGE LAMON F ALDRIDGE LEE A ALDRIDGE
MARISSA LYNN ALLERA ALDRIDGE ROBERT B ALDRIDGE ROBERT W ALDRIDGE ALVARO A ALEGRIA DAVID GERARDO ALEJANDRE RENZO JAVIER ALEMAN FIGUEROA ANTHONY D ALEXANDER JR BETHANY LANELLE ALEXANDER BRANDON D ALEXANDER BRIAN S ALEXANDER
BRYAN WAYMOND ALEXANDER CHANCE P ALEXANDER CHRISTOPHER ALLEN ALEXANDER CRYSTAL N ALEXANDER DARRIN LEE ALEXANDER ETHAN G ALEXANDER JOHNNY BALDWIN ALEXANDER JORDAN CHRISTOPHER ALEXANDER JOSEPH ALEXANDER JUREK C ALEXANDER
KATHERINE LYNN ALEXANDER KELLY LAMAR ALEXANDER KENNETH ALEXANDER MATTHEW E ALEXANDER PARKER BRENT ALEXANDER RICHARD M ALEXANDER STEWART ALEXANDER TODD A ALEXANDER TYLER G ALEXANDER TYRONE ALEXANDER CHERYL ALEXIS-MINGOES
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TERRENCE J ALFORD MONTY D ALFORD JR KEVIN L ALFRED DANIEL ALGAR STEVEN G ALGER ISA ALI JANET B ALI KICHELLE ALI NADIA ALI ROSE L ALI EDWIN ALICEA JOSE A ALICEA WILLIAM ALICEA BRUCE ALLABY COREY J ALLAIN DOMINIC ALLAM
TRISTAN CHAIS BRADLEY ALLAN AJ ALLARD TIMOTHY ALLBEE ROBERT ERIK ALLBRIGHT JARED D ALLBRITTON KRISTA RENEA ALLCORN JOSHUA C ALLEE BEN C ALLEN BRADLEY ALLEN BRET ALLEN CATHLEEN E ALLEN CRYSTAL JOY ALLEN CURTIS ALLEN
DANIEL KENT ALLEN DARIAN EDWARD ALLEN DAVID E ALLEN JR DENNY D ALLEN DESTIN MATTHEW ALLEN DYLAN THOMAS ALLEN EMMETT CALL ALLEN ERIC CHRISTOPHER ALLEN GLENDON CHARLES ALLEN GRAY S ALLEN JAMES C ALLEN JEFFERY D ALLEN
JERRY M ALLEN JOHN L ALLEN JON E ALLEN JORDAN CLAUDIA ALLEN JOSEPH LUBUMBA ALLEN JOSHUA D ALLEN KEVIN J ALLEN KEVIN N ALLEN LANDON SCOTT ALLEN LOGAN MATTHEW ALLEN LUCAS ALLEN MARCUS DEWAYNE ALLEN MARK L ALLEN
MARTIN WAYNE ALLEN JR MASON TROY ALLEN MATTHEW V ALLEN MATTHEW W ALLEN NATHAN P ALLEN NATHAN R ALLEN NATHAN SAMUEL ALLEN RICHARD F ALLEN ROBERT LEE ALLEN ROBERT LEE ALLEN II SCOTT J ALLEN SHANE ALLEN SHARON L ALLEN
SKYLER RIDGE ALLEN STEPHEN MARK ALLEN TIMOTHY RAY ALLEN TONY D ALLEN TRACY L ALLEN WILLIAM J ALLEN WINSTON MEEKEL ALLEN ZACKARY HAMILTON ALLEN TRACY D ALLEN-SPARKS ANDREA N ALLER EDMUND R ALLER DOUGLAS EUGENE ALLEY
JOSHUA EUGENE ALLEY KEVIN H ALLGIRE ALDINTON A ALLIE CHARLES K ALLIGOOD JR MARK K ALLIGOOD BROOK ALLING BRYCE ALLISON DAVID M ALLISON JACOB ALLISON MICHAEL ALLISON TIMOTHY E ALLISON AARON G ALLMANDINGER SCOTT W ALLMENDINGER
COLE BRENDON ALLOWAY DANIEL ERIC ALLRED RYAN KEITH ALLRED JACOB S ALLSOP ANTONIO DE JESUS NAVA ALMANZA CINTHIA NOEMI MEDINA ALMANZA OMAR ALMANZA ROBERTO ALMANZA MUSTAFA KHALED ALMASRI CHARLIE KIM ALMAZAN JUAN C ALMAZAN
COURTNEY LEWIS ALMERS FERNANDO GUZMAN ALMONTE FRANCISCO ALONSO JOB A ALONSO GONZALEZ DANIEL P ALONZO JOSE ARMANDO ALONZO JR THOMAS M ALONZO AHMED FADHIL ALRAMMAHI ROBIN HOUK ALRED YASIR A ALSALLUM ALAA AL-SAMMARI
KAREN D ALSEPT CHARLES EARL ALSIP JR DYLAN ALSTON SHAWN ALSTON MARY CARMEN ALTAHONA GUERRERO ALAN LEYVA ALTAMIRANO ALEJANDRO ALTAMIRANO ENRIQUE P ALTAMIRANO SEAN O ALTERI BLAKE S ALTHOFF CLAY R ALTHOFF TRAVIS W ALTHOFF
RICHARD PRESTON ALTICE SUSANNAH K ALTIS AUSTIN GHATINEH ALVAJI ALAN CHAZARY ALVARADO ANGEL ALVARADO ANGEL URIBE ALVARADO ANTONIO ALVARADO ARTURO A ALVARADO AUDEL ALVARADO DANIEL VARGAS ALVARADO FRANCISCO HERNANDEZ ALVARADO
GERARDO ALVARADO GUILLERMO ALVARADO GUILLERMO ALEXANDER ALVARADO ISAIA ALVARADO JOSE J ALVARADO NOE GASPAR RAMIREZ ALVARADO RONALD ALVARADO BEATRICE ALVARADO-RACEDO ALMA R ALVAREZ DECIDERIO ALVAREZ JR JESUS J ALVAREZ
JOSE ANTONIO ALVAREZ JOSE L ALVAREZ JOSE L ALVAREZ JUSTO RODOLFO VELASCO ALVAREZ LARRY STEPHEN ALVAREZ III MARCEL P ALVAREZ MARCOS DAVID ALVAREZ MELVIN ALVAREZ NORBERTO JESUS ALVAREZ PEDRO ALVAREZ PEDRO VACA ALVAREZ
RICARDO N ALVAREZ RUBEN RUIZ ALVAREZ SALVADOR O ALVAREZ ZAVIER RAFAEL ALVAREZ ARTURO ALVAREZ GALLARDO FLOR ESTELA ALVAREZ GONZALEZ EDGAR S ALVAREZ-GONZALEZ BRUCE SCOTTY ALVAREZ-SALMERON ALEX ALVENDIA BRADY E ALVEY
MACKENZIE LYNN ALVEY PABLO JEZREEL ALVIDREZ ZABDIEL ALVIDREZ MARK A ALVIS JESUS ABRAM ALVIZO VIGIL AARON M ALWARD MARY E ALWIN JEREMY ALYEA JOAO PAULO AMADO MAURICIO AMADOR DAVID RAFAEL AMADOR-ORTIZ RYAN K AMAMOO
MD HOSSAIN TANVIR AMAN NICHOLAS PAUL AMANDUS JENNIFER KRISTEN AMANN JONATHAN J AMANN CHRISTOPHER AMARAL CHRISTOPHER AMARAL KATHERINE AMAR-FOX JOSEPH S AMAROSSO ERIKA AMAYA DENIS T AMBIO EDISON AMBRAD DON AMBROSE
JAMES R AMBROSE JESSE SCOTT AMBROSE JOSHUA G AMBROSE-MANNESS JASON VYTATUS AMBROZAITIS HAILEY AMELING JOEY ONEAL AMERSON JOHN EDWARD AMERSON ZACHERY ROBERT AMERSON ALEX DANIEL AMES DEREK JOSEPH AMES ERIC ALLEN AMES
MCCABE B AMES MORGAN ELIZABETH AMES NICHOLAS BYRON AMES JARRAD T AMICK PHILLIP ANTHONY AMICO DAVID RYAN AMMONS ROBERT K AMMONS TROY LEE AMMONS JAQUARIE CARTEL AMON-BOOKER VINCENT FLORES AMORANTO SAMUEL MCKENZIE AMOS
DANIEL O AMPADU CHARLES ALEXANDER AMSTUTZ JACOB AMSTUTZ SUNITHA ANAND ALFREDO ANASTACIO GARCIA LUIS M ANAYA OGE ANAZIA SURYA A ANBALAGAN P VICTOR ANCIRA LONNIE R ANDEREGG BRIAN CHRISTOPHER ANDERS JOSHUA ANDERS
JOSHUA FRANKLIN ANDERS JUSTIN T ANDERS TONY R ANDERS ARNOLD GEORGE ANDERSEN AUDREY A ANDERSEN BAILEE DAWN ANDERSEN BLAIR ANDERSEN CARSEN CHAD ANDERSEN CHRIS L ANDERSEN COLTON KENNETH ANDERSEN COREY M ANDERSEN
DEVIN ANDERSEN DOYLE CHAD ANDERSEN KRISTOPHER M ANDERSEN KYLE DEE ANDERSEN LANDON ANDERSEN MARTI D ANDERSEN RANDY G ANDERSEN RODNEY L ANDERSEN TRAVIS DUANE ANDERSEN TYLEE JORDON ANDERSEN ALBERT A ANDERSON
AMANDA JANE ANDERSON ANDREW JAMES ANDERSON ANDREW WILLIAM ANDERSON ANITA ANDERSON AUDRA R ANDERSON BENETT LEE ANDERSON BLAKE ANDERSON BRADFORD JOSEPH ANDERSON BRADLEY A ANDERSON BRADY V ANDERSON
BRAXTEN GREGORY ANDERSON BRENT L ANDERSON BRETT D ANDERSON BRIAN S ANDERSON CARLA R ANDERSON CARROLL ARTHUR ANDERSON CHEYENNE DENALI ARROYO ANDERSON CHRIS D ANDERSON CHRIS J ANDERSON CHRISTINE ANN ANDERSON
CHRISTOPHER CALEB ANDERSON CHRISTOPHER L ANDERSON CHRISTOPHER L ANDERSON CODIE ANDERSON CRAIG N ANDERSON DALE A ANDERSON DANIEL N ANDERSON DEVEN BRICE ANDERSON DUSTIN JAMES ANDERSON DUSTIN R ANDERSON DYLAN C ANDERSON
EDDIE MARTEL ANDERSON EDWARD D ANDERSON JR ELI JONAS ANDERSON ERIC JEROME ANDERSON GINA MOLLO ANDERSON IVAN L ANDERSON JAMES N ANDERSON JAMES RUSSELL ANDERSON JASON K ANDERSON JAYDEN MARKIS ANDERSON JEFFERY BYRON ANDERSON
JERIMY R ANDERSON JOEL DERRICK ANDERSON JR JOHN E ANDERSON JOHN M ANDERSON JOHN MEADORS ANDERSON JR JOHN W ANDERSON JOHNATHAN A ANDERSON JORDON ANDERSON JUSTIN ANDERSON KATLIN ANDERSON KENDAL J ANDERSON
KENNETH D ANDERSON KENNETH W ANDERSON KODY AUSTIN ANDERSON KYRON D ANDERSON LAUREN NICOLE ANDERSON LAWRENCE EDWARD ANDERSON LEANN MARIE ANDERSON LOGAN WAYNE ANDERSON LOREN RICHARD ANDERSON LYNDSEY A ANDERSON
MATTHEW CALEB ANDERSON MELVIN ANDERSON MICHAEL J ANDERSON MITCHELL KURTIS ANDERSON NATHAN E ANDERSON NATHAN V ANDERSON NICOLE ANDERSON NOAH ANDERSON PATRICK J ANDERSON PAUL ANDERSON PAUL CHARLES ANDERSON
PETER S ANDERSON SR RAYMOND ANDERSON RICHARD E ANDERSON RICHARD EDWARD ANDERSON JR ROBERT ALLEN ANDERSON ROBERT F ANDERSON RUSSELL BARRETT ANDERSON JR RYAN O ANDERSON RYAN W ANDERSON SCOT C ANDERSON SETH TYLER ANDERSON
SHAWN M ANDERSON SHEILA FAYE ANDERSON SIMS WHITE ANDERSON STEVEN W ANDERSON TAPANGA NOALIE ANDERSON TERRY D ANDERSON THOMAS COLEMAN ANDERSON THOMAS E ANDERSON JR TIFANEE M ANDERSON TIMOTHY J ANDERSON WILLIAM B ANDERSON
ZAIN ANDERSON ADAM DANIEL ANDERTON MICHAEL LLOYD ANDERTON PAIGE ELIZABETH ANDING MICHAEL E ANDRADA EDUARDO ANDRADE MARCO ANTONIO ANDRADE ROSMERY DELCARMEN ANDRADE SALVADOR ANDRADE ROLLER BRIAN ANDRADE GUIDO
MIGUEL ANGEL ANDRADE REVELES ALEXIS ANTONIO ANDRADE ROCHA ERIKA ANDRASEVITZ JOSEPH ANDRE MEREDITH LEIGH ANDRE DAWN MARIE ANDREADIS ANTHONY ANDREATTA BILLY JOE ANDREWS CHASE WARNER ANDREWS CLAY B ANDREWS
ELIZABETH KATHRYN ANDREWS HARRY ANDREWS JACK ANDREWS JR JONATHAN T ANDREWS JOSHUA S ANDREWS JUSTIN LEE ANDREWS LAYTON ANDREWS MACK J ANDREWS MICHAEL RALPH ANDREWS PAMELA L ANDREWS TREVEN MICHAEL ANDREWS
TREVOR ROBERT ANDREWS WILLIAM ANDRIULAITIS TRACEY LYNN ANDROUSKY ANTHONY ANDRUS DENVER CRAIG ANDRUS JEFFREY REAGAN ANDRUS ZAKARY LEWIS ANDRUS GILBERTO A ANDUAGA BARCELO ERNESTO ANDUJO MICHAEL J ANESTON LEONEL ANGEL
WESLEY J ANGEL ERICK J ANGELL KAILA CAIRNS ANGELLO JEREMIAH D ANGERSTEIN TIMOTHY LANE ANGLEMYER JAMES ANGLIN PATRICIA ANGOTTI EMILIO BARRIOS ANGUIANO HECTOR RICO ANGUIANO HOMERO ALCAZAR ANGUIANO VICTOR GUZMAN ANGUIANO
JAMES ANGUS ROBERT C ANICICH ADIBA ANJUM NEVIN A ANKNEY KEVIN STANTON ANNICHIARICO KORY ANNIS EUGENE CRISPIN ANSELM JAMES BRODY ANSLEY PATRICK LEE ANSLOW PHILIP JAMES ANSLOW JOSHUA K ANSTINE MEGAN A ANTALAN
NIVEDHAN ANTHONY FRANCIS BRENT ANTHONY REEVES MICHAEL JOHNSON ANTHONYRAJ EDWIN M ANTICI NICHOLAS R ANTONAKOS CYNTHIA N ANTONIO ANNETTE R ANTON-MALLY KEVIN MCFARLANE ANTONUCCI CARSON WYNNE ANTRUP ERIK ANTUNEZ
AKWASI P ANTWI TYSON R AOKI DANIEL APARICIO NOEL APARICIO ROBERTO C APARICIO JUAN FERNANDO APARICIO BEDOLLA JOSHUA J APFEL MONROE WINTON APGAR MARCO APODACA GONZALEZ SHAWN MICHAEL APONTE PETER ATTA APPIAH
BENJAMIN FORREST APPLE MASON THOMAS APPLE TODD L APPLE VIRGINIA E APPLEBEE BROCK CHADWICK APPLETON CARLOS ALFREDO AQUINO FERDINAND AQUINO JAPHET AQUINO JOHN AQUINO JONATHAN B AQUINO RAYFE J AQUINO MARCO ANTONIO MENDOZA ARAIZA
HUGO ENRIQUE CORONA ARAMBULA JESUS MAXIMINO CRUZ ARANDA YAHAIRA CAROLINA ARAUJO LEDEZMA YULIANA DEL CARMEN ARAUJO VILLANUEVA GUILLERMO ARAUZ BLAINE ARBELAEZ DEREK L ARBOGAST TRACY A ARBOGAST TREVOR K ARBON TODD ARBOUR
PHILLIP MICHAEL ARBUTINA RONALD ARCAND JOHN E ARCEMENT DESMOND ARCENEAUX RODERICK ARCENEAUX STEVEN MICHAEL ARCHAMBAULT JACQUELINE ROSE ARCHER JOSHUA C ARCHER KEVIN DEWAYNE ARCHER RICHARD E ARCHER STANLEY ARCHER
WESLEY CRAIG ARCHER ALONZO ARCHIBALD CASEY A ARCHIBALD CRAIG ARCHIBALD CURTIS B ARCHIBALD MATTHEW D ARCHIBALD ROBERT ARCHIBALD ZACHARIAH D ARCHIBALD BRADLEY ARCHIE CHELSIE D ARCHIE JASMINE GERALDINE ARCHIE JANTZEN L ARCHULETA
JOSE ARCINIEGA OSVALDO ALEJANDRO ARCINIEGA SERGIO ARCINIEGA GERARDO SANTIEL ARCOS JEFFREY W ARD TYLER B ARD DAMON E ARDIS DAMON E ARDIS JR TRAYWICK H ARDIS CHASE ALLAN ARDUSER MARK A ARDUSER JAVAD AREFI
DAVID EDUARDO RAMIREZ ARELLANO FELIPE ARELLANO FRANCISCO JAFET SALINAS ARELLANO MERAB ARELLANO REYES OCTAVIO MORALES ARELLANO RICHARD ARELLANO ROBERTO ARELLANO JOEL LADD ARENDER JON AARON ARENDER JOSHUA DUANE ARENDER
JEFFREY M ARENDS BRENT RONALD ARENS BRIAN J ARENS SHAWN M ARENS BRIAN E ARENT MORGAN P ARENT ALBERTO MICHAEL AREVALO ALFREDO AREVALO JR KATHERINE ARGIRIOU DAVID W ARGO JR CARLOS ARGUELLES VICTOR ARGUETA CELESTINO ARIAS
JHONNY RAUL ARIAS JORGE A ARIAS JOSUE ADAN CORONADO ARIAS JOSE GREGORIO ARIAS MORDAN IKRAM ARIFF JUVOKHIRBEK ARIFOV GIRIDHARAN ARIKRISHNAN LUIS ORLANDO ARISTUD SR PIA ARJANG KRISTA L ARKFELD GUNNAR ARKSEY
CHAYCE LANDON ARMBRUSTER RICKY LEE ARMBRUSTER ALONDRA MARIA BELTRAN ARMENTA FRANCISCO ARMENTA JOSE A ARMENTA WILLIAM R ARMES FRANCISCO NA ARMIJO JUSTIN ARMOR AARON R ARMSTRONG ADAM ARMSTRONG ADAM MICHAEL ARMSTRONG
AUSTIN E ARMSTRONG CHRISTOPHER L ARMSTRONG CHRISTOPHER W ARMSTRONG DERECK W ARMSTRONG ERIC B ARMSTRONG JERRY R ARMSTRONG JOSEPH LEE ARMSTRONG JUDSON GRANT ARMSTRONG JUSTIN LEE ARMSTRONG KEITH A ARMSTRONG
KEVIN L ARMSTRONG KEVIN MICHEAL ARMSTRONG KURTIS A ARMSTRONG LESLIE ARMSTRONG MICHAEL LORIN ARMSTRONG MICHAEL S ARMSTRONG REESE JERARD ARMSTRONG RUSSELL DON ARMSTRONG SCOTT P ARMSTRONG ZACKARY KADEEM ARMSTRONG
BRADY NICHAEL ARNDT JASON ARNDT JAMES ALEX ARNETT JAMES R ARNETT KHRISTA NICOLE ARNETT VASHAN T ARNETTE DAVID ARNEVIK EDDY S ARNOLD JR EDWARD ARNOLD JR JONAH ARNOLD JUSTIN LEE ARNOLD NICHOLAS M ARNOLD WILLIAM S ARNOLD
BRIAN MICHAEL ARNONE KODY ARQUETTE BENITO OCHOA ARREDONDO DANIEL GUSTAVO ARREDONDO FRANCISCO AGUSTIN RUIZ ARREDONDO LEOPOLDO G ARREDONDO SERVANDO ARREDONDO ALAN GASTON ARREDONDO CASTILLO LARISSA ARREDONDO DOMINGUEZ
BRIAN PATINO ARREGUIN CHRISTOPHER ARREGUIN EDDIE ARREGUIN ERIK ARREGUIN JOSE PATINO ARREGUIN ALFREDO ARREOLA ALONSO ALBA ARREOLA JASON ARREOLA JENNIFER ROSE ARREQUIN FELIPE ARRESEIGOR FELIPE ARRESEIGOR EDUARDO ARRIAGA
EFRAIN ARRIETA-CORIA AMBER NICOLE ARRINGTON CHARLES C ARRINGTON ROWANTA XAVIER ARRINGTON MICHAEL ANTHONY ARRIOLA IGNACIO GONZALEZ ARROLLO FELIX OMAR ARROYO FRANCISCO JAVIER VENTURA ARROYO JOHNNY REA ARROYO JUAN EDUARDO ARROYO
GABRIEL ARROYO CALVILLO MANUEL ARRUDA EDWARD A ARSENAULT JR RYAN MATTHEW ARSENEAU MALISSA ANMAREE ARSNOE ZACHARY L ARSNOE ANTHONY B ARTAGAME JASON B ARTAGAME JULIO CESAR ARTEAGA LEONEL M ARTEAGA SR MARCO ANTONIO ARTEAGA
JOSE CARLOS ARTEAGA-CASTANEDA MARK ARTECHI GEORGE W ARTENSTEIN OTTO E ARTFITCH JR TYLER E ARTFITCH BRANDI ARTHUR JUAN M ARTIGAS JR CURBIE UNBRAE ARTIS NOAH ARTUSO MUTHU DAYANIDHI ARUNACHALAM SIVARAM ARUNACHALAM
JOHN M ARVIDSON DAVID EUGENE ARVIN JORGE ALEJANDRO ARZABALA TORRES CESAR ALONSO ARZABALA- TORRES JUAN CARLOS ARZATE ARNOLDO ARZOLA FRANCISCO JAVIER ARZOLA JEFTE JASAY ARZOLA VALENTIN ARZOLA GREGORIO ARZUAGA WILLIAM EARL ASBACH
KEITH V ASBELL SEAN C ASBELL BRIAN M ASCHLEMAN DAGMAWI T ASFAW JADAH MYKEA ASH RUSTY S ASHBY JR SHELLY ASHBY NATHAN J ASHCRAFT ZACHARY H ASHCROFT KELVIN D ASHE ROY L ASHER BRENNEN DAVIS ASHFORD JOSHUA JARRELL ASHFORD
DENNIS L ASHINHUST ANDREW ASHLEY BONNIKA N ASHLEY CHRISTOPHER RASHAN ASHLEY CODY D ASHLEY GRANT NEAL ASHLEY MATTHEW HARRELL ASHLEY THOMAS H ASHLEY THOMAS K ASHLEY WILMA S ASHLEY D MCKADE ASHLIMAN EMILY S ASHMORE
JOHN NEAL ASHMORE JOSEPH KEVIN ASHMORE MARK D ASHMORE WALTER KAINE ASHMORE ANDREW MARK ASHTON RANDY ASHURST RYAN ASHURST BRANDON ASHWORTH GORDON REED ASHWORTH JAMES D ASHWORTH RONALD W ASHWORTH AMY PILAND ASKEW
JOSEPH P ASKEW KENDALL ASKEW STEVEN WAYNE ASKEW II WILLIAM BRYANT ASKEW WILLIAM TONY ASKEW CHARLES G ASKINS MAHDI ASSAR HANAN ASSFOURA MICHAEL A ASTROSKY ROGER S ASUNCION MEHMET E ATAMAN RICHARD ATAMANCHUK
WILLIAM A ATCHER RUSSELL H ATCHLEY CHAYOTE ATEAH TANIA RENEA ATES VIRAJ ASHOK ATHAVALE TANNER ATHERTON DAN ATKIN ISOM ATKINS III ISOM ATKINS JR JASON CLAN ATKINS MICHAEL EDWARD ATKINS PATTY KERBY ATKINS STEVEN CODY ATKINS
STEVEN D ATKINS WILLIAM M ATKINS AUSTIN ATKINSON BRADY W ATKINSON BROOKS E ATKINSON CHRISTIE LYNN ATKINSON DANIEL L ATKINSON JAKE DANIEL ATKINSON JAMES BRENT ATKINSON JAMES R ATKINSON JR JOANNE ATKINSON JONATHAN B ATKINSON
JONATHAN D ATKINSON JOSEPH J ATKINSON IV MARK A ATKINSON RICHARD ATKINSON SHANE CHRISTOPHER EVANS ATKINSON SKYLER D ATKINSON VERN J ATKINSON WANDA E ATKINSON ZENOS ATMORE ALEXANDER ATOIAN AMANDA C ATTAWAY LEE R ATTAWAY
BOYD ATTERBERRY ETHAN JAY ATWOOD SHEARL DEAN ATWOOD OANH K AU JAMES MICHAEL AUBREY STEVEN AUBREY HAYDEN JACK AUBUT JOSIAS JOHANNES AUCAMP ROBERT AUCONE ROBERT A AUCONE JOSHUA MICHAEL AUER BRANDON AUFFERT
CHRISTOPHER CHARLES AUFRANCE CHANDLER ESPAN AUGENSTEIN KIRSTEN A AUGSBACK JAMES P AUGUSTIN JAIDEN IRIE AUGUSTINE CHARLES R AULT ROBBY AULT RAYMOND E AULTMAN JACOB EZEKIEL AUSTERMAN CLAYTON HASLETT AUSTILL
NATHANIEL WILLIAM AUSTILL ADAM T AUSTIN CODY ISAIAH AUSTIN DYLAN QUADE AUSTIN ERIC L AUSTIN GEORGE S AUSTIN HAYDEN ALLEN AUSTIN HERSHEL W AUSTIN JASON S AUSTIN JOEY L AUSTIN MICHAEL ANTHONY AUSTIN RYAN J AUSTIN SARAH CASSANDRA AUSTIN
SHAWN H AUSTIN STEPHEN AUSTIN THEA AUSTIN ANTHONY AUSTON JEREMY JOHN AUTHEMENT JAMES NELSON AVALLONE MIGUEL ANGEL AVALOS SARAI AVALOS ALEXANDRA C AVANS DARRELL WEST AVANS DERRICK D AVANT JACKSON MCKAY AVANT
MAXIMILIANO AVER MICHAEL S AVERITT LILY MAE AVERKAMP BRIAN AVERY DERRELL AVERY JAMES TYLER AVERY KEVIN RAY AVERY AARON AVILA FLOR MARÍA AVILA JONATHAN GUADALUPE AVILES AVILA JOSE AVILA LUIS AVILA MARIE AVILA MARTIN X AVILA
MATTHEW ELLIS AVILA PALOMA JOSELIN BUENO AVILA FRANCISCO AVILA-AGUILAR JFERNANDO AVILA-GARCIA BRENDA ARACELI AVILES VANESSA AVILES VIRGINIA AVILES SAMUEL AVILES RAMOS LILIIA AVILES-DIAZ EDUARDO AVILEZ JR JAMES D AWBREY ZA AWI
GERRALD EUGENE AXE JACOB ROSS AXELSON RYAN J AXFORD ANDREW AXLINE CARLOS ALFONSO AYALA JAVIER AYALA OTONIEL N AYALA ARTURO AYALA CINTORA JOSE G AYALA CINTORA URIEL AYALA CINTORA CESAR ANTONIO AYALA-MARTINEZ JAMES AYCOCK JR
JUSTICE MALACHI AYCOCK KEVIN ERIC AYCOCK CHRISTOPHER R AYER ANGELA N AYERS JUSTIN C AYERS NATHAN ROBERT AYERS THOMAS AYERS MICHAEL ROBERT AYOTTE SHADY AYOUB AUSTEN WILLIAM AYRES DANIEL W AYRES WALKER ROBERT AYRES
EBANGHA H AYUK MOHAMED AZARUDEEN TONY A AZEVEDO AIDAN THOMAS AZINGER ROSARIO IVETTE AZUA ISAAC SABINA AZUCENA SAMAN BABAEIDARABAD ADAM S BABCOCK KEVIN M BABCOCK HERMAN R BABE DALE A BABIN JR RICHARD J BABINEAU
JAY RYAN BABOR JAMIE BABUIN NORMAN BABUIN RUBEL A BACA SEVERIN J BACH ALBERT BACHE MARCUS ADAM BACHELOR MATTHEW D BACHMAN JOHN R BACK III CHRISTOPHER J BACKEL CHAD W BACKHAUS JESSE J BACKHAUS ARNE NILS BACKLUND
GREGORY R BACKUS NATHAN W BACKUS RODNEY W BACKUS CAROLYN HAWKINS BACON KEVIN E BACON MAVERICK WESTON BACON SKYLER CHASE BACON TERRY A BACOTE TERRY KYSHAWN BACOTE TRAVIS BADEAUX COLLYN BADENHOP TIMOTHY BADER
JAMES L BADGER SAMANTHA LYNNE BADGER ALEX ARTURO BADILLO BLANCA ESTELA MEZA BADILLO GERALD G BADMAN JR VANCE BADOUR DHILIPKUMAR BADRAPPAN JAEWAN J BAE KERRY M BAEHR ALEXANDER BAER JASON A BAER KENNETH BAER
MATTHEW P BAERMANN MARCO A BAEZ ABRAHAM BAEZA TY SCOTT BAGGE CORY MICHAEL BAGGETT HADI BAGHCHEHSARAI JERZY BAGINSKI ANTHONY W BAGLEY MEAGAN BAGLEY ROBERT C BAGLEY MARK BAGNULO SAMANTHA LYNN BAGNUOLO CARLTON BAGWELL
JEROD A BAGWELL COLBY R BAHE JESUS BAHENA GARCIA BENJAMEN BAIER MIRZA S BAIG RYAN BAILER CHARLES A BAILEY CHRIS V BAILEY CHRISTA D BAILEY CHRISTOPHER DANIEL BAILEY CHRISTOPHER JERRY BAILEY CULLEN MARSHALL BAILEY DALE BAILEY
DARREN R BAILEY DAVID W BAILEY DEREK WAYNE BAILEY GREGORY DEWAYNE BAILEY JACOB BAILEY JOHN E BAILEY JONATHAN BAILEY JOSEPH AARON BAILEY JOSHUA BAILEY LARRY DION BAILEY LAUREN W BAILEY LOGAN JACOB BAILEY LOGAN T BAILEY
MADALENE KAYLEE BAILEY MICHAEL BAILEY MITCHELL ALLEN BAILEY NATHAN D BAILEY PHILIP DAVID BAILEY QUENTIN NATHANIEL BAILEY RANDY K BAILEY RANDY S BAILEY STERLING MICHAEL BAILEY TANNER DAKOTA BAILEY TRENTON BAILEY WAYMON D BAILEY
JOHN PATRICK BAILEY II JORDAN ALEXANDER BAIN BRYAN ZACHARY BAINES KAYLEE SUEELLEN BAIR KYNDAL GRACE-ANN BAIR RICHARD SCOTT BAIR STEVEN R BAIR JR TRICIA RENEE BAIR DONALD LEE BAIRD JR JOSHUA C BAIRD MORGAN E BAIRD MARTIN BAJER
THOMAS WALTER BAJIER ALBERT BAJRAMI KARANPREET BAJWA ANDREW BAJZERT ANTHONY BAK AARON BAKER AARON C BAKER AARON K BAKER ADAM L BAKER AMY B BAKER AMY NICOLE BAKER ANDREW PORTER BAKER ASHLYNN GWEN BAKER
BRAEDEN D BAKER CHANCE A BAKER CHRISTOPHER M BAKER CODY L BAKER DANIEL W BAKER DANNIELLE S BAKER DAVID BAKER DAWANA ALLAROSA BAKER DUSTIN WAYNE BAKER FORRESTER R BAKER GABRIEL GENE BAKER IRA J BAKER JAELAN T BAKER
JARRIOD B BAKER JOEL D BAKER JOHN J BAKER JONATHAN D BAKER JONATHAN S BAKER JORDAN LEE BAKER KAIGAN SCOTT BAKER KEVIN BAKER KEVIN BAKER KYRON BRENT BAKER LORAN RUBY BAKER MATTHEW BAKER MATTHEW STEPHEN BAKER
MICHAEL E BAKER MICHAEL O BAKER PATRICE ANN BAKER PHILLIP A BAKER PRESTON O BAKER RANDALL G BAKER JR RHONDA KAY BAKER ROY L BAKER RUSSELL D BAKER SCOTT M BAKER SCOTT R BAKER SPURGEON G BAKER JR TAMATHA L BAKER
TYLER JAMES BAKER TYLER NEIL BAKER WADE BAKER WILLIAM BAKER WILLIAM BAKER LUMINITA BALABAN KARTHIKA BALAKRISHNAN NIKEISHA BALAKRISHNAN VINOTHKUMAR BALAKRISHNAN MICHEAL BALANUIK ATHINAM BALASUBRAMANIAN JOSHUA THOMAS BALBIER
CRISTOBAL BALBUENA KELGUER BALBUENA MARCELINO BALBUENA JESUS BALDERAS JOSE LUIS BALDERAS SUZANNA GONZALEZ BALDERAS RONALD P BALDO DEWAUN L BALDWIN JEFFERY M BALDWIN JR JOSHUA RYAN BALDWIN LOGAN ANDREW BALDWIN
MASON BALDWIN TAYLOR JOY BALDWIN GABRIEL DAVID BALEANU ASHLEY BALES CHASE AUSTEN BALES CHRISTOPHER A BALICKI DERON BALKARAN CHRISTOPHER MARVIN BALKE CHRISTA C BALL DARNELL BALL JR GARRY W BALL JASON JOEL BALL JOHNNY J BALL II

LAURA BALL MARCI R BALL RANDI RAE BALL SAMUEL D BALL TIMOTHY J BALL ZACHARY HAYDEN BALL JESSE BALLA THOMAZ CANTRERAS BALLAND CJ HUNTER BALLARD MARY ELLEN BALLARD BRADLEY THOMAS BALLENGER AUSTIN M BALLENTINE
KIERRA MICHELLE BALLENTINE TRACIE BALLENTINE ROM BALLESCAS BRANDON GERARDO ARCINIEGA BALLESTEROS JOSE BALLESTEROS ROCKY PARAYNO BALLESTEROS JOSEPH F BALLEW III WESLEY TYLER BALLEW WAGNER DAELY BALLINGER FREDERICK BALLOU
JASON LEE BALLS NICKOLAS JOHN BALMER JONATHON P BALOGH DAMILOLA SOLOMON BALOGUN OLABOSIPO BALOGUN BRODY JAMES BALZER MARTIN NA BALTAZAR MARIA BALTAZAR ANDRES JANICE BALTZELL RUSSELL J BALVIN KRISTI MARIE BANALES
RAMON DOLORES BANDA SIVA SENKAR BANDARU IHOR BANDRIVSKYI HELEN SHELBY BANDT MAXWELLE BANDT CRAIG M BANDUR SEAN MICHAEL BANDUR GRACE ELAINE BANDZI CHRISTIAN LEE BANE WILLIAM R BANE SUSANNAH CREIGHTON BANFIELD
DAVID D BANGERT FRANCIS YANOS BANIAGA JEREMY BANKER BRANDON A BANKS BRANDON ANTHONY BANKS JR CHARLES ERIC BANKS COURTNEY D BANKS DELMAS M BANKS DELMAS M BANKS DENIS BANKS ERIC E BANKS HARRISON KYLE BANKS LUKE BRYANT BANKS
OCTAVIS BANKS III PERRY R BANKS ROBERT R BANKS WILLIAM B BANKS WILLIAM CODY BANKS WILLIAM T BANKS WILLIE CORNELL BANKS COLTON W BANKSTON KYLE R BANKSTON WALTER W BANNICK DANIEL T BANNON STEPHEN P BANNOWSKY FAMEZA BANO
NOAH C BANTON RAMON BANUELOS ALEJANDRO ALDANA BAÑUELOS RICARDO RABANALES BARAHONA GUILLERMO CONTRERAS BARAJAS JOEL W BARAJAS JOSE MANUEL MARTINEZ BARAJAS JUAN MANUEL ROSAS BARAJAS LUIS ALBERTO CARRILLO BARAJAS
RIGOBERTO BARAJAS ROBERTO BARAJAS SALVADOR BARAJAS CALEB TIMOTHY BARAN MATTHEW PAUL BARAN BRANDON LEE BARBEE CAREY LORENZO BARBEE II DEVORIK BARBEE KEVIN TRENT BARBEE ANGEL NICOLE BARBER BRAYDEN BARBER BREANNA BARBER
DERRICK B BARBER FRANKLIN BARBER HEATH BARBER IAN ROBERT BARBER JASON BARBER JOSEPH BRETT BARBER LARRY JEROME BARBER MARK J BARBER MITCHELL LEE BARBER RICHARD BARBER BRIAN L BARBERY JESSICA RENEE BARBISH FRANK W BARBON
LUIS ANGEL BARBOSA RENATO DE JESUS SAAVEDRA BARBOSA HECTOR O BARBOZA-REYES FAY BARBRICK DAVID P BARCAL KENDRA GULLATT BARCLAY SHEILA RENE BARCLAY ERNEST E BARE MICHAEL S BARE CHRISTOPHER BRADLEY BAREFOOT JAMES TAYLOR BAREFOOT
JEFFREY JOHN BAREFOOT ARTUR DOMINIK BAREJA JEFFREY BARFIELD JOHN FRANKLYN BARFIELD MATTHEW GARRETT BARFIELD REX KENDELL BARFIELD II BRAD K BARFUSS BRANDON BARFUSS JOHN K BARFUSS KARL L BARFUSS CHARLES E BARGER JR
WILLIAM DEVON BARGER CHRISTY LYNNE BARGERY NICKOLE M BARGMAN MATTHEW D BARGSTADT ANDREW M BARKER CHRISTOPHER LAYTON BARKER COOPER BJ BARKER DANIEL RYAN BARKER DONALD WILLIAM BARKER III DOUGLAS W BARKER GAIGE B BARKER
GRANT BARKER HAMPTON T BARKER JARRETT TYLER BARKER JOSEPH A BARKER JOSHUA BARKER KEVIN L BARKER KEVIN P BARKER MICHAEL BARKER QUENTIN THOMAS BARKER ROBERT GLENN BARKER RUSSELL W BARKER SCOTT ALAN BARKER SR TIMOTHY J BARKER
TODD A BARKER TYLER BARKER JONATHAN THOMAS BARKL HERMAN JON BARKLEY JEFFREY PAUL BARKMAN CHARLIE O BARKS GARY LYNDALE BARKS NATHANIEL B D BARKS CHARLES E BARKSDALE JR ERIC J BARKSDALE JOSHUA HOYT BARKSDALE KEVIN E BARKSDALE
JOSHUA B BARLET FRASHOD C BARLOW NATHAN BARLOW ZACHARY WAYNE BARLOW JOSEPH RYAN BARNABY KEENON D BARNARD DARYL R BARNER ISAIAH DARYL BARNER ROBERT J BARNER SHANE D BARNER ALFRED J BARNES JR ANDREW RAYMOND BARNES
BRIAN A BARNES CHARLES BARNES CLAIRISSA GRACE BARNES DAMEON O BARNES DAVID R BARNES DONALD E BARNES DUSTIN BARNES EDDIE LEE BARNES EDWARD BARNES JR HENRY WESLEY BARNES JACOB WESLEY BARNES JOHNATHAN TYLER BARNES
JUSTIN BARNES JUSTIN D BARNES KAPHONES LATRELL BARNES LAQUAN BARNES LOGAN ALEXANDER BARNES MATTHEW ELLIOTT BARNES NATHANIEL MATTHEW BARNES ONEIL BARNES RAYMOND G BARNES ROBERT LUTHER BARNES ROBERT LYLE BARNES
TIMOTHY BLAINE BARNES TODD D BARNES TRAVIS D BARNES VIRGIL LEE BARNES WILLIAM D BARNES AARON J BARNETT COREY JAMES BARNETT CYNTHIA EULA BARNETT JAMES M BARNETT JAMIE MAURICE BARNETT KENDALL LEIGH BARNETT MATTHEW C BARNETT
MELISSA S BARNETT WILLIAM MATTHEW BARNETT BLAKE MICHAEL BARNETTE CHRISTOPHER DANIEL BARNETTE COREY PATRICK BARNETTE DONALD A BARNEY SHELLEY ANN BARNGROVER AARON R BARNHART CLIFFORD DAVID BARNHART DANIEL DEAN BARNHART
DAVID E BARNHART DEVON MARTIN MICHEAL BARNHART KENNETH E BARNHART MARK BARNHART BRANDON C BARNIC JASON R BARNSTABLE NANCY SUSAN BARNWELL DOUGLAS BARON MARK H BARON ADAM J BARONE ANDREW H BARR ERIC BENJAMIN BARR
JAMES A BARR JEREMY L BARR JOHN H BARR JOSHUA D BARR JOSIAH A BARR LOGAN K BARR DIANA LAURA ESPINOZA BARRAGAN JUAN BARRAGAN LAURA ELVA RODRIGUEZ BARRAGAN ROBERTO CARLOS BARRAGAN DELFINO BARRAGAN LOPEZ BENJAMIN N BARRANCO
MARINA ELIZABETH BARRANCO MOLLIE E BARRATT ALESSANDRO BARRECA ADEL BARRERA ERIKA JOY BARRERA RACHAEL BARRERA CASEY WILLIAM BARRETT CHRISTOPHER L BARRETT CHRISTY LEE BARRETT DAWN M BARRETT JACOB A BARRETT JEREMY C BARRETT
ROBERT J BARRETT JR SHAWN H BARRETT STEVEN RAY BARRETT ZACHARY PHILIP BARRETT BRANDIE LEE BARRETTE ERICK ARTEAGA BARRIENTOS HUMBERTO ALEJANDRO BARRIENTOS IVAN E BARRIENTOS BARRIENTOS JUSTIN DUANE BARRINEAU LAURICE R BARRINEAU JR
KIRK D BARRINGTON II NATHAN BARRINGTON TIMOTHY BARRINGTON BRETT DAVID BARRIOS ENGELS JOSUE BARRIOS MARCO ANTONIO BARRIOS RUSSELL Q BARRIOS JAIME BARRIOS REYES SR TIM J BARRITT CHAD R BARRON CLIVE ALEXANDER BARRON
JASON DERRICK BARRON JEREMY KEVIN BARRON ROBERT DARYON BARRON MATTHEW BARROS JEAN N BARROS AREVALO WILLIAM J BARROW JOSHUA D BARROWS CHANDA LAVEE BARRY MARTIN E BARRY III ROBERT J BARRY STEVEN THOMAS BARRY WINSTON BARRY
ZACHARY M BARRY COREY THOMAS BARTEE STEVEN J BARTEL MATTHEW ALAN BARTHOLET AARON C BARTHOLOMEW CHRISTOPHER BARTHOLOMEW KARRIE ANN BARTHOLOMEW LISA MARIE BARTHOLOMEW CLARE ELISE BARTLETT JAMES ALAN BARTLETT
JEREMY LEE BARTLETT JOSHUA NASH BARTLETT MURRAY WAYNE BARTLETT ROBERT L BARTLETT TIFFANY BARTLETT BRITTANY ROCHELLE BARTLEY TIMOTHY J BARTLING ALFRED M BARTOL PHILLIP BARTOLETTI ELNORRIS BARTON SCOTT MICHAEL BARTON
THOMAS M BARTON DAMIAN WEST BARTRUM DUSTIN THOMAS BARWICK TERRY O BARWICK WALTER BARWICK WILLIAM BASART MARY ANN BASCO DACODA WAYNE BASDEN BLAIRE ELIZABETH BASHAM BRANDON LEE BASHAM HEATHER M BASHAM
MATTHEW ALAN BASHAM PAUL D BASHAM GERALD BASHAW JR STEVEN E BASHFORD KARI E BASHIOUM JESSICA BASHORE RANDALL BASHORE JR KRISHNARAJ B BASKAR K BRETT BASLER TARAY MYCHELE BASNIGHT ALAIN BASQUE CECIL RYAN BASS
CHANTASIA RAPSODEE BASS ELLIS BASS ROBERT BASS RYAN CHRISTIAN BASS VICTOR BASS CHRISTOPHER W BASSETT LOGAN BASSETT JASON L BASSHAM JACK JOHN BASSILE JOSEPH B BASTIN JORDAN DALE BATELAAN JIM BATEMAN MILES A BATEMAN
TANNER BATEMAN BRIAN K BATES CHRISTOPHER M BATES CORY A BATES DANIEL D BATES DUSTIN BATES GEORGE ALLEN BATES JASON BATES JEFFREY KYLE BATES JOSHUA M BATES KWESI BATES RONNIE L BATES RYLAND EDWARD BATES STACY LEVI BATES
TAMI BATES TOMMY BATES TONY WAYNE BATES TYLER L BATES WILLIAM ANDREW BATES MARTHA J BATISTA DARRELL WAYNE BATLEY JORGE A BATRES MARK A BATSON MELVIN J BATSON STEFANO MACARIO BATTAFARANO THOMAS J BATTERBEE TREVOR RILEY BATTERSHAW
LINDSAY BATTILANA TAWAN BATTLES EUGENE G BATTOCCHIO BRANDON WAYNE BATTON BRIAN K BATTON JASON C BATTON JOHN HOWARD BATTS SHELTON MITCHELL BATTS SHELTON MITCHELL BATTS II TIMOTHY M BATTS JOHN F BATY CHAD MICHAEL BAUDENDISTEL
STEPHEN BAUDLER ADAM J BAUER JOHN EDWIN BAUER JOSHUA BAUER KELCI B BAUER QUENTIN G BAUER REID CHRISTIAN BAUER TREVOR T BAUER SETH E BAUERLE AUBREY BAUGH III CALVIN CURTIS BAUGH DANIEL WARREN BAUGH TYLER STEVEN BAUGHER
FRANKLIN A BAUGHMAN TYLER A BAUGHMAN BELLE R BAUGUS JODY W BAUGUS ADAM C BAUMANN RACHAEL L BAUMANN SARA J BAUMANN SETH M BAUMERT FRANK L BAUMGARDNER ANTHONY C BAUMGARTNER BRENDAN J BAUMGARTNER DANIEL C BAUMGARTNER
RICHARD MATTHEW BAUREIS TIMOTHY J BAUSMITH ABELINO BAUTISTA DANIEL ROBLES BAUTISTA JOHNNY BAUTISTA JOSEPHINE DEGUZMAN BAUTISTA JUAN CABRERA BAUTISTA LUIS MIGUEL BAUTISTA MOISES BAUTISTA RODRIGO QUIROZ BAUTISTA
CHRISTIAN DAVID BAUTISTA QUIROGA ALLEN MICHAEL BAXLEY DEVIN K BAXLEY ROBERT S BAXLEY JR SCOTT A BAXLEY DAVID ERIC BAXTER GERALD R BAXTER JEREMY CHARLES BAXTER MATTHEW BAXTER ROBERT GRAY BAXTER STEPHANIE RENEE BAXTER
TONIA J BAXTER MICHAEL JAMES BAYERQUE CHRISTIAN BAYLES ANDREW BAYLISS ANTONIO BAYLON YANKUBA BAYO JEWL BAYWONG JODIE L BAZEMORE CASEY MOZINGO BAZEN DANIEL WALKUP BAZEN JOHN D BAZEN KEVIN FIELDS BAZEN CONNOR THOMAS BAZHAW
JOHNNY R BAZZELL II LOUIS BAZZLE JR ADAM L BEACH BOSTON D BEACH CRAIG W BEACH PHILLIP A BEACH BRIAN L BEACHY AMMON BEAGLEY JESSE LEE BEAL STEPHEN BEALE RAY GORDON BEAMON JR DEVIN J BEAN ELIZABETH A BEAN LORETTA J BEAN
SONYA Y BEAN TIMOTHY BEAN WILLIAM J BEAN WILLIAM J BEAN YANCY W BEAN JACKSON DRAKE NICOLAS BEANE BRANDON BEAN-ROBERTS DAVID BEAR THOMAS R BEAR CHAD BEARD DANNY R BEARD JEREMY R BEARD MACK ARTHUR BEARD III SAMUEL T BEARD
SEAN M BEARD THOMAS STEPHEN BEARD BENJAMIN DAVID BEARDEN GINA MICHELLE BEARDEN JEFFREY A BEARDEN JOSEPH BEARDEN JOSEPH GENE BEARDEN MISTI QUEEN BEASLEY NICHOLAS SCOTT BEASLEY SHANE A BEASLEY STEVE L BEASLEY
THOMAS ALEXANDER BEASLEY JR DUSTIN L BEASON BRITTNEY DANIELLE BEATTIE VICKEY LEE BEATY JOHN PETER BEAUCHAMP NICHOLAS BEAUCHAMP TRAVIS L BEAUDETTE ELIJAH STEPHON BEAULIEU FRANCOIS BEAULIEU KIMBERLY BEAULIEU JEFFREY D BEAUMONT
CHRISTOPHER BEAUPARLANT MICHAEL BEAUPARLANT SHAWN A BEAUPRE DEREK EUGENE BEAUSOLEIL BRIAN SCOTT BEAVERS JON W BEAVERS KEVIN M BEAVERS LUCAS WADE BEAVERS MALIA NOELLE BEAVERSON MICHAEL WAYNE BECHERER DALTON BRYANT BECHTEL
JANET S BECHTEL MATTHEW BECHTOL LAWRENCE J BECIGNEUL JR ALEXANDRIA MARIA BECK BRIAN AVERY BECK BRIAN S BECK CHRISTINA M BECK GILLEM JONCOLT BECK JAMES W BECK JEFFERY W BECK JENNIFER L BECK JONATHAN BECK TAYLOR R BECK
GRANT H BECKER KADEN BECKER MATTHEW D BECKER RACHEL A BECKER ROBERT S BECKER SHAUN MICHAEL BECKER BRANTLEY T BECKHAM WILLIAM ALVA BECKHAM III DYLAN J BECKLEY ANDREW WILLIAM BECKMAN EMMA K BECKMAN JONATHAN EUGENE BECKMAN
NICHOLAS E BECKMAN KEVIN R BECKMANN JAMES DARRELL BECKSTEAD MATTHEW DYLON BECKUM LORNA A BECKWITH ANITRA BECNEL KEVIN BECNEL JAY L BEDDINGFIELD CHRISTOPHER J BEDELL KEVIN BEDELL NATALIE ANN-MARIE BEDNEY ANTHONY BEDOLLA
ANTONIO BEDOLLA MARCOS A BEDOLLA RAMON BEDOLLA RICKY BEDORE LARRY A BEDWELL JR ROBERT GLENN BEEBE DERRICK D BEECHAM TREVOR IVAN BEECHER TISHA BEECHING BRADLEY J BEED EMILY ANN BEED ROBERT LEE BEEKS MICHAEL DAVID BEEMSTERBOER
RODNEY A BEER NATHAN J BEERBOWER ANDREW BEERMAN ASHLEY E BEERS JUSTIN L BEERS THOMAS BEERS TREVOR J BEERS ELISSA NOELLE BEERY CHRISTOPHER M BEGAY ANDREW MICHAEL BEGGS JOSEPH M BEHIL DAVID J BEHILO TINA R BEHLE NATHAN BEHM
ADAM L E BEHMER BAILEY JO BEHMER TREVER D BEHNE NATHANIEL W BEHNKIE ALLEN C BEHR DAVID J BEHRENDT KATHERINE BEHRENDT MARK N BEHRENS MATTHEW J BEHRENS STEVEN T BEHRMAN WILET BEHRUE CHRISTOPHER J BEIL ROSANNE MARIE BEINLEIN
KERRI SHANNON BEIRNE HENRY J BEISHLINE KEVIN J BEISHLINE ROBERT LEE BEISHLINE HEATHER BEISHUIZEN DIANNE E BELAMARICH HERMAN BELANGIA CODY JEROME BELCHER HUDSON GRAHAM BELCHER MATTHEW HARRISON BELCHER MICHAEL B BELCHER
CHARLES C BELEKIS GREGORY A BELEKIS BRETT E BELEW CLAYTON J BELEW CODY L BELEW COLTON GREGORY BELEW JENNIFER L BELEW TYLER AUSTIN BELEW BRYAN BELFORD ANTHONY KYLE BELK AARON CRAIG BELL ALLEN DOUGLAS BELL ALLEN KYLE BELL
ANTHONY CLYDE BELL BRIAN J BELL BRIAN K BELL CELESTE BELL CHRISTOPHER GERMAINE BELL CHRISTOPHER JOHN BELL CLINT A BELL COURTNEY LEE BELL DAVID L BELL DAWSON LEE BELL EMILY ANN BELL JAMES MATTHEW BELL JASON G BELL JASON HENRY BELL
JASON K BELL JEANNIE MARIE BELL JERRY BELL JERRY LAYNE BELL JOSHUA A BELL JUSTIN WILLIAM BELL KALEB CARLISLE LEVI BELL NATHAN R BELL PATRICK LEFLOYD BELL REBEKAH MACKENZIE BELL SAMUEL G BELL STEVEN BELL TAMELA L BELL TAYLOR BELL
TILER DAMEON BELL TREVONTE JAMAR BELL WILLIE BELL JACQUELINE M BELLAH AMY BELLAMY JUSTIN ALEXANDER BELLAMY LORRIE J BELLAR JOSEPH J BELLEMORE EDYTH F BELLES PATRICK ERWIN BELLINGER JUSTIN WALKER BELLOMY MARK A BELLOMY
RYAN WESLEY BELLVILLE OMAR BELMONTE DEREK BELSHAM ANDREW A BELSVIK BRANDON T BELT BUSTER BELT DYLAN BELT KEVIN DEWAYNE BELTON ALEJANDRO BELTRAN CARLOS Y BELTRAN ELIAS GAMALIEL ALVAREZ BELTRAN JOSE BELTRAN
MA. DEL CARMEN ZAMARRON BELTRAN ADAM R BELTZ EMILY R BELTZ JOSHUA D BELTZ MITCHELL WAYNE BELTZ NATHAN A BELTZ RYAN E BELTZ MATTHEW SCOTT BELUE ANDREW WILLIAM BENARD JOSHUA BENASSI ALVIS BENAVIDES ANDRES GABRIEL BENAVIDES
BRIAN ALEJANDRO GOMEZ BENAVIDES JIMMY A BENCK JASON N BENDA RENE ANDRE BENDA KEITH WILLIAM BENDER SEAN MARTIN BENDER SHANNON J BENDER AMBER D BENDLE JOHN BENEDEK DARDEN R BENEFIELD DAVID BENEFIELD STEVE B BENFIELD
GREGORY A BENGE JEREMY DONALD BENGE BRADFORD BENHAM IV CAMERON BENHAM DAVON JAYCE-CRUZ BENHAM DEREK GLENN BENHAM MADALYN MAKENZE BENHAM MARIA ADELA G BENHAM SNJEZANA BENIC DONNA BENIGNI CARLOS ALBERTO RODRIGUEZ BENITES
EDWARDO BENITEZ ALFONSO BENITEZ HERNANDEZ OMAR A BENITEZ-CABRERA DAQUAN MALIK BENJAMIN DAVID L BENJAMIN JR JAMIE TOMEKO BENJAMIN NICHOLAS BENJAMIN MICHAEL JOHN BENJAMINS JEFFREY NEAL BENKEN AARON M BENNE CORY R BENNER
JOHN M BENNER DYLAN BENNEST ARANDO SHIRELL BENNETT AVEREEN C BENNETT CHAD AUSTIN BENNETT CHRISTOPHER B BENNETT DARRIN TAQUAWN BENNETT GREG BENNETT JACOB BENNETT JAMES BRANDON BENNETT JAMIE GENISE BENNETT
JEFERSON REINIERY BENNETT JEREMY W BENNETT JOHN L BENNETT JR JOSHUA T BENNETT KATIE L BENNETT MATTHEW MARK BENNETT MICHAEL BENNETT MICHAEL L BENNETT MICHAEL R BENNETT MICHAEL THOMAS BENNETT NOAH GABRIEL BENNETT
RALPH TYCEN BENNETT REGGIE GERMAINE BENNETT SHANE D BENNETT SHARRON L BENNETT SHAWN M BENNETT STEVEN S BENNETT CHARLES FREDRICK BENNETT-DEVAULT NICHOLAS TROY BENNIGAN RHONDA MARIE BENNIGAN ROBERT BENNING DIANA BENNINGTON
JOSEPH M BENO CODY LEE BENOIT JAMES M BENOIT PAUL BENOIT NICHOLAS BRANDON BENSCOTER ANDREW R BENSON CHARLES L BENSON CHRISTINE E BENSON DARRELL J BENSON ERIC R BENSON JAMES FREDERICK BENSON JAMES FREDERICK BENSON
KALEB KENNETH JERRY BENSON NICHOLAS GRANT BENSON SHEILA CATHERINE BENSON TYLER J BENSON ZACKERY CHASE BENSON MICHAEL MATTHEW BENT AMBER NICHOLE BENTLEY CHANTELL BENTLEY CHRISTOPHER W BENTLEY JOHN BENTLEY MATTHEW A BENTLEY
STEVE L BENTLEY BRADLEY C BENTLIN JUMAL RECEVOUS BENTON KENDRICK DEE BENTON MATTHEW R BENTON RONNIE WAYNE BENTON MICHELLE C BENTZ COREY BENWELL DEL BENZENHAFER JAMES BERARD MICHAEL BERARD CLAYTON W BERBAUM
CODY W BERBAUM DANIEL J BERCHIELLI PHILLIP MICHAEL BERCOT BRIAN L BEREZNAK DUSTIN BERG JENNIFER BERG RICK BERG CHRIS J BERGBOWER JOHNATHAN BERGERON ZACHARY BERGERON JEFFREY ROBERT BERGHOFF LORI ANNETTE BERG-KOLKMEYER
IAN P BERGQUIST DEBI A BERGSMA BROCK EDWARD BERKEY NIELS RUNYON BERLEMANN ADAN BERNAL ALLEN ANGEL BERNAL BENITO A BERNAL DAVID NA BERNAL RICHARD P BERNAL SERGIO ALONZO BERNAL BETANCOURT RICARDO L BERNARDES
WILFREDO J BERNARDINI JAMES ROBERT BERNARDO ALEXANDER J BERNAUER THOMAS J BERNDSEN RYAN A BERNHARD JACK RICHARD BERNHARDT TAMMY LEE BERNHARDT JOSEPH BERNICKE JOHN A BERNIER TYLER EUGENE BERNINGER JOHN BERNS
AUSTIN LEVI BERRETT DUSTIN D BERRETT KRISTINE BERRETT ROBERT W BERRETT ERIN M BERREY ANGEL L BERRIOS RONNY BERRIOS VANEGAS AMANDA L BERRY AUSTIN JORDAN BERRY BEVAN M BERRY CHRISTOPHER MAURICE BERRY DERON JOEL BERRY
ELIZABETH BERRY ERIC A BERRY GERALD B BERRY SR JACOB RYAN BERRY JAMES ROBERT BERRY JOHN LUCUS BERRY JOSEPH CARLE BERRY MICHAEL D BERRY PETER R BERRY THOMAS BERRY JR TRACY L BERRY TYREE DOUGLAS BERRY VASHON BERRY
VINCENT S BERRY TODD M BERRY ANN LOUIS BERRYHILL MICHAEL A BERRYHILL SHANNON JEWEL BERRYHILL KARL H BERSCHAUER JEFFREY JOSEPH BERTHELOT JACOB BERTHIAUME RALPH BERTRAM JONATAN SAMUEL PLACENCIA BERUMEN
KEVIN ALEJANDRO PLACENCIA BERUMEN VICTOR JASIEL PLACENCIA BERUMEN ANGELA BESAW TRACY L BESEKE WESLEY ARRON BESHERSE DONTAE R BESS SAMUEL GENE BESSENT DYLAN C BESSETTE ANGELA LYNN BESSMER BECKY J BESSMER JACOB D BESSMER
MANDY J BESSMER ALLISON M BEST JAMES L BEST JASON BEST JOSEPH A BEST LUIS ALFREDO BETANCOURT LUGO ROSALIO B BETANCUR CHRISTOPHER A BETAR JEFFERY BETHEA AYLON BETHEL SHARON J BETHUNE DIAN S BETKOWSKI TONY JOE BETTIN
CHARLES BETTS CHRISTIAN DOUGLAS BETTS BLAZE MCCAFFREY BETZ DREW ZACHARY BETZ GREGORY M BETZ KYLER BETZ LARRY E BETZ STEVEN J BETZ STEVEN JOHN FREDERICK BETZ JAKE J BETZEN BRYON E BEUTLER SHARA LANAY BEVAN JOSEPH DONALD BEVEL
JOSEPH E BEVEL EDWARD JAMES BEVENOUR SR TYLER MASON BEVILL DEVON A BEVIS TREVOR A BEVIS WILLIAM D BEVIS GARY W BEWLEY RASHAAD BEYAH JACOB WESLEY BEYER MICHAEL A BEYER VANESSA S BEYER GEORGE R BEYERSDOFER
BENJAMIN SCOTT BEYERSDORF DANIEL BEZLISYUK DIVYESH A BHAGAT RAJESH H BHAGNARI SUDARSHAN M BHALERAO ABHISHEK BHANSALI SAMIKSHA BHATIA LOUISE SITA BHAVNANI JAYKUMAR BHAVSAR MARJA BIALACH EUGENE BIALEK JOHN T BIANCULLI
MARK C BIANCULLI MORGAN LEIGH BIAR KYLER JAMES BIBBEE MATTHEW S BIBBENS CLAYTON BIBLE JARED JOHN BIBLE PATRICK BICHEL MATTHEW BICHON JOHNATHAN M BICKEL KYLE A BICKFORD VIVIAN BIDAH JAMES RAY BIDDIX AMY GAIL BIDDLE
CHRISTOPHER S BIDDLE HAROLD R BIDDLE JERRY LEE BIDDLE JACOB LEE BIDDLECOM DAMION CRUZ BIDLACK MATTHEW E BIDLACK DIANA BIDZIOS EMANUEL L BIFFLE DAWN MICHELLE BIGBEE CHANCEY GREGORY ALLEN BIGGERS ZACHARY ALEXANDER BIGGERS
MICHAEL SHAUN BIGGS RICHARD ALLEN BIGGS JORGE N BIGUEUR AUSTIN M BIHN JOHN BILBERRY MATTHEW RYAN BILBERRY DONALD BILBY JUSTIN EDWARD BILDERBACK DEREK C BILEEN ROBERT T BILGER JOSEPH MARK BILLEC BRYON KEITH BILLINGS
EMMYLOU BILLINGS FELICIA ANN BILLINGS GEORGE C BILLINGS SUZANNE RENEE BILLINGS TAMAURIA CHAMBRIA BILLINGS TAYLOR A BILLINGS ADAM MCKENLEY BILLIOT TERESA BILLS DALE R BILLSBOROUGH RICHARD LAWRENCE BILSTEIN JUSTIN BINDER
BRANNON CODEY BINGHAM BRETT V BINGHAM DEWAYNE BINGHAM GARRICK GREGG BINGHAM WALTER E BINGHAM DONALD O BINGMAN DAWNA L BINION RYAN BINION HEATHER BINKLEY RYAN MICHAEL BINNEY TEVON BIRBAL BRIAN D BIRCH SONYA N BIRCH
JACKIE BIRD SEAN JOSEPH BIRD THOMAS WAYNE BIRD DUSTIN M BIRDSALL DANIEL JERARD BIRDWELL SUE R BIRDWELL WILLIAM TODD BIRDWELL ALISON BIRKEDAHL ESPARZA BEAU J BIRKENHOLTZ JAMES NICHOLAS BIRKETT PAUL BIRKETT GREG BIRLEY
BRIAN C BIRR SHANE R BIRR THERESE LYNN BIRT RYAN M BISAILLON CLAUDE BISE BO G BISHOP BRIAN BISHOP CARRIE BISHOP CHANDLER BISHOP CHARLES ANTHONY BISHOP CODY ALLEN BISHOP GABRIEL BISHOP JARED LEE BISHOP JASON C BISHOP
JOHN R BISHOP MISTY A BISHOP RICHARD C BISHOP III STEVEN D BISHOP IV WENDI M BISHOP BEN BARTHOLOMEW BISNETT REID C BISSELL BLAIR BISSETT III DARRIAN BISSON ROBERT BISSON NATHAN PHILLIP BISSONNETTE CHRISTINA BISTREK
COURTNEY NICOLE BISTREK BRANDON BITTNER NATHAN R BITTON MICHAEL D BITZKY ADAM D BIVENS EMILY ALEXIS BIVENS MARK A BIVENS ANTONIO BIVINS RILEY GAGE BIXLER JASON L BIZZLE DAVID ROBERT BJORK ANDREW JAMES BLACK ANDREW M BLACK
AUSTIN T BLACK CASEY J BLACK COLTON ZEKE BLACK EDDIE BLACK JASE TYLER BLACK JEREMY A BLACK LEONARD E BLACK MARIO L BLACK NICHOLAS RYAN CLAYTON BLACK RONALD KEITH BLACK TOIWARN CORNELL BLACK TREVOR W BLACK WILLIAM WAYNE BLACK
XAVIER DEVON BLACK BOBBY E BLACKBURN DEREK DIJUAN BLACKBURN GARY R BLACKBURN HUNTER BLAINE BLACKBURN J MICAH BLACKBURN DILLON R BLACKBURN-JONES AUSTIN LEVI BLACKMAN CHARLES JOHN BLACKMAN COLBY MARTIN BLACKMAN
DANIEL L BLACKMAN MICHAEL RAY BLACKMAN ROBERT C BLACKMAN STACY L BLACKMAN CHERYL L BLACKMARR BROOKS WESLEY BLACKMER CHADLER BLACKMON ERIC S BLACKMON SAMUEL R BLACKMON TRENT MICHAEL BLACKSHARE DUSTIN BLACKSTOCK
JOSEPH DEAN BLACKSTONE SETH CHRISTIAN BLACKSTONE THOMAS GREGORY BLACKSTONE BRYAN BLACKWELL GLENN J BLACKWELL GREGORY S BLACKWELL KENNETH DAKOTA BLACKWELL SCOTTY DEWAYNE BLACKWELL THOMAS BLACKWELL TRAVIS L BLACKWELL
HUNTER DALE BLACKWOOD VAN STEPHEN BLACKWOOD SEAN BLAGDON ANDREW KEITH BLAIR CHRISTOPHER LAFEY BLAIR JUSTIN T BLAIR KYLE BLAIR RILEY MARSHALL BLAIR DEVIN BLAIS JON C BLAISDELL SONNY D BLAISDELL TYSON D BLAISDELL
ZACKARY K BLAISDELL DANIEL EDWARD BLAKE JEFFREY R BLAKE JOHN JOSEPH BLAKE MITCHELL JOHN BLAKE MITCHELL JOHN BLAKE NICHOLAS BLAKE RICHARD T BLAKE JACKSON HARRIS BLAKELEY CHRISTOPHER M BLAKELY JOHN H BLAKELY RONALD JASON BLAKELY
DARRELL E BLAKEMORE SHAWN BLAKENEY DOUGLAS S BLAKER TIMOTHY PHILLIP BLAKESLEE BRANDON AUSTIN BLAKLEY RODNEY L BLALOCK ROGER D BLALOCK JAIDEN S BLAMEY JESSE BLANCHARD KELLI BLANCHARD EMILY BLANCHETTE LUKE ALAN BLANCHETTE
BRAYDEN JOSEPH BLANCO ENRIQUE BLANCO ERASTO MANUEL BLANCO ERIC M BLANCO FRANK J BLANCO MICHAEL BLANCO CADEN DANIEL BLAND CONNER BLAND MICHAEL BLAND SHERI LOUISE BLAND TYLER BLAND WALTER L BLAND WILLIAM DOUGLAS BLAND
JESSE BLANE RON BLANE GARRETT WAYNE BLANKENBECKLER CARR E BLANKENSHIP CHRIS LEE BLANKENSHIP CHRISTOPHER LATHAN BLANKENSHIP JASON D BLANKENSHIP RAPHAEL L BLANKENSHIP SAMMY L BLANKENSHIP SCOTT ALAN BLANKENSHIP JR
SHANNON S BLANKENSHIP WILLIAM LAWSON BLANKENSHIP KENNETH A BLANKINSHIP STEPHEN JOSEPH BLANKLEY ERIC BLANSCETT JAMES T BLANSIT JAYDEN HENDERSON BLANSIT JACKSON L BLANTON JAMES SAMUEL BLANTON MATTHEW THOMAS BLANTON
HORACE BLATON ANDREW J BLATT DILLON BLATTER TODD A BLAUVELT JUSTIN BLAYDES MARONEE K BLAYER BRIAN WILLIAM BLAYLOCK TIMOTHY S BLAYLOCK BRYCE JOHN BLAZEK JOSEPH RONALD BLECHSCHMIDT BRETT BLEDSOE JAMES MICHAEL BLEDSOE
MADISON BLEDSOE STEVEN BLEDSOE WALTER N BLEJDE KERNEIL BLENMAN CODY BLESSING AMBER LEE BLEVINS CARTER WILLIAM BLEVINS COLTON LANE BLEVINS ETHAN CRAIG BLEVINS JODY B BLEVINS MARC BLEVINS MATTHEW J BLEVINS TRAVIS DALTON BLEWER
NATHAN ROSS BLICKENSDERFER JUSTIN E BLISS PAUL ANDREW BLISS RYAN MICHAEL BLISS TIMMILEE BLISTAN MATTHEW BLITCH THOMAS A BLITCH JADE DALTON BLOCKER SCOTT W BLOMQUIST JERRY L BLONDELL JEREMY M BLOOM MICHELLE LYNN BLOOMER FREEMAN
JAMES W BLOSKIS JOHNATHON SCOTT BLOSSER RYAN J BLOSSER ADAM W BLOTTER DAVID LEE BLOUNT RUSSELL W BLOUNT ERIC RUSSELL BLUBAUGH BRYAR BLUE CHRIS EUGENE BLUE ERNEST WADE BLUE JAMES LAWRENCE BLUE TERRELL D BLUE TOMMY JASON BLUE
LYONEL BLUEEYES ERIC D BLUM MATTHEW L BLUME ISAIAH KEITH BLUMENSHINE DEAUNTIA EMARIO BLUNT ZACHARY WAYNE BLUST JASON E BLYSTONE RYLEY QUINN BLYSTONE DOMINICK REESE BLYTHE AARON MICHAEL BOARD EZEKIEL DICKENS BOARD
TODD B BOATMAN BILLY A BOATWRIGHT IAN KRISTOPHER BOAZ TANIA BOBBI DONALD G BOBENMOYER JARED P BOCHENEK LAVERNE MITCHELL BOCHETTE ANTONI BOCHNIAK KRISTINE NICHOLE BOCK NICKOLAS DARLING BOCK TYLER J BOCK DONALD P BOCKELMAN
CRYSTAL BOCUS WAYNE BODDEN EXAVIAN BODIFORD KATIE BODILY PATRICK ALLEN BODWELL PAUL ALAN BOEHME QUINN BOEHME GARRETT KENNARD BOELTER ROSS A BOELTER AMY BOER CAMERON BOERBOOM TYLER K BOERSCHIG DENISE B BOERST
BRITTANY N BOFENKAMP J B BOGA SCOTT J BOGAN TROY S BOGAN ROBERT E BOGER SHAWN M BOGGS WILLIAM ALEXANDER BOGGS BRIAN H BOGH ROLAND J BOGUSZEWSKI TREY ALLEN BOHANAN MICHAEL SPENCER BOHANNAN BRANDON THOMAS BOHANNON
CHRISTOPHER THOMAS BOHANNON EDWIN L BOHANNON SHANE M BOHATY BRIAN G BOHN KHAI BOI JESSE BOILEAU JONATHAN BOILEAU ALAIN BOILY PATRICK BOILY LUCKSON BOINE JOSE EDUARDO GUZMAN BOISO CARL BOISSONNEAULT FRANCISCO BOJORQUEZ
RAYLENE MARIE BOKATH JUSTIN SCOTT BOKEL JOSEPH H BOLAM JR TYLER H BOLAN RICARDO BOLANOS BLAKE BOLAR RONALD HOWARD BOLAR DANDRELLE MARVEZ BOLDEN JEREMY RAY BOLDEN KATRINA BOLDEN KEVIN LYNN BOLDEN WILLIAM LAMAR BOLDEN
BRODRICK HUNTER BOLDON BRANDON AUGUST BOLDT KARL BOLDUC MAXIME BOLDUC JONATHAN BOLE KEN MCNEIL BOLES JR ANDREW BOLIN CHARLES WESLEY BOLIN ERIK JON BOLIN SONNY L BOLIN BO A BOLINSKY LUIS G BOLIVAR TIM BOLL JOHN WILLIAM BOLLICH
TYLER DOUGLAS BOLLING ROGER W BOLLS DOUGLAS BOLLUYT DAVID E BOLT BRANDON JOSHUA BOLTE BOBBY J BOLTON BRANDON LEE BOLTON DEAN ETTIENE BOLTON GARY L BOLTON ISAAC JOHNUS BOLTON JORDAN KENT BOLTON ROBERT BOLTON RODNEY LANE BOLTON
CLEBER BOLZON STREAMER L BOMAN JAMES C BOMAR JACOB THOMAS BOMKAMP JONATHAN BONAISE BRYCE ROBERT BONANNO CHRISTOPHER BRADLEY BONAR WILLIAM A BONCZYNSKI BENJAMIN K BOND HANNAH ELIZABETH BOND JOSEPH RICHARD BOND
STEPHEN A BOND TERRY EDWIN BOND ERIC R BONDS KYLEE CHRISTINE BONDS JORDAN R BONDURANT JORDAN R BONERTZ PAUL J BONERTZ REY JESUS BONET MARTIN ZACHARY BONETTE CAMERON L BONHAM DYLAN JOHNATHAN BONIFIELD ISAI NATANAEL BONILLA
JAMES L BONNER KELVIN A BONNER MARK J BONNER TWUN O BONNER BENJAMEN LEE BONNET BRANDON BONNETT LUCAS BONNOITT MELISSA BONNOITT JOSHUA ALLEN BONOMO JAMES R BONTE MINDY A BONTRAGER LESLIE P BONVILLAIN DEORAJ BOOCHOON
NICK BOODOO RICHARD BOODRAM FREDRIC DALE BOOE III ROBERT CURTIS BOOE SARAH ANN BOOE DEVIN RILLEY BOOK ASHLEY N BOOKER BRUCE L BOOKER DARYL AARON BOOKER JASON JERMAL BOOKER JOHN ALLEN BOOKER JR KEISHA D BOOKER
MAEGAN BRYNN BOOKER TRINITY LORRAINE BOOKER CHARLES A BOONE JASON LAVON BOONE REBECCA ANN BOONE ROY MICHAEL BOONE MANIKANDAN B BOOPATHI V ANTHONY BOOTH BRANDON BOOTH ISABEL FLORES BOOTH JESSICA A BOOTH JOSHUA RYAN BOOTH
LORENZO E BOOTH RUSSELL RONALD BOOTH RYAN BOOTH TONY S BOOTH JOHN A BOOTHE JAMES M BOOTS JOSHUA S BOPKO JOHN M BORANIAN JONATHAN BORBA THOMAS H BORCHELT JORDON DOUGLAS BORCHERDING HUBER CHARLES J BORDEN
JASON WILLIAM JAMES BORDEN MICHAEL RYAN BORDENET ANDREW RICHARD BORDERS ELIZABETH BOREN EMILIE J BORER LESLIE J BORER DANIEL K BORGER DAVID M BORGER BLAKE ANDREW BORGES JORGE LUIS BORGHES BRANDI M BORING RACHEL LYNN BORMAN
JOSEPH A BORREGO JOHAM EMANUEL BORRERO VELAZQUEZ EVAN MICHAEL BORT FRED N BORT MARK BORTOLOTTO JEFFREY A BORTON BRIAN P BOS STEVEN ROYLIN BOSCHULT LONNIE D BOSHELL SCOTTY BOSHELL PECE BOSILKOVSKI KELVIN MAURICE BOSLEY JR
AUSTEN NATHANIEL BOSS SHANNON J BOSSARD CHRISTOPHER JON BOSSMAN ABDUL QAUOM BOSTAN-ALI TIM BOSTICK DARREL BOSTON FORREST W BOSTON JR RAYMOND HENRY BOSTON RONALD JUSTIN BOSTON STEVEN E BOSTON ADAM GILBERT BOSTWICK
JUSTINE MARIE BOSTWICK JACK PATTERSON BOSWELL KENNETH CRAIG BOSWELL RANDY D BOSWELL REBECCA S BOSWELL DIEGO ISAAC BOTELLO SOLANO BRYAN DIRK BOTHA DANNY LARENZO BOTT ANTHONY A BOTTARO JEFFREY D BOTTI ROBERT BOTTOMS
SOURIPHAN BOUAPHASEUTH MOUSSA BOUASSABA DENNIS E BOUBIN GARY D BOUBIN CODY ALAN BOUCHER ADAM BOUDREAU ALLEN J BOUDREAU JAIME BOUDREAU JAMES BOUDREAU JAMES MICHAEL BOUDREAU JEAN E BOUDREAU MICHEL J BOUDREAU
PETER O BOUDREAU STEVE P BOUDREAU GREG BOUDREAUX SETH MICHAEL BOUDREAUX DAVID MICHAEL BOUGHER RICKY J BOUGHTON SABRENA LAURINE BOUKNIGHT DANIEL THOMAS BOULGER ANDREW ROBERT BOUNDS BOSTON BOURASSA CHRISTOPHER E BOURASSA
ROBERT M BOURASSA LIAM BOURGEAU BARRY BOURGEOIS ELIZABETH S BOURLAND BRIAN BOURQUE BRUCE DAVID BOUSQUET JR NICOLAS BURTON BOUSQUET RANDY A BOUTET BRYAN BOUTILIER CHRIS BOUTIN PATRICK SHELDON BOUTON JAMES ADAM BOUTWELL
BARBARA J BOUXSEIN CARTER M BOVA JAMIE BOVAIRD ERICA L BOVEE MICHAEL B BOVIN ANDREW HOUSTON BOWDEN JAMES EDWARD BOWDEN JR KENNAN S BOWDEN RYAN A BOWDEN DEVIN LOUIS BOWDREN KEVIN BOWE JOSHUA BOWEN KIA BOWEN
KIMBERLY KAY BOWEN SEAN BOWEN TRAVIS BOWEN KEENAN ANTHONY BOWER BLAKE ALAN BOWERS DOTY J BOWERS ERIC MARTIN BOWERS JUSTIN D BOWERS KYLE LEE BOWERS MELANIE RENET' BOWERS ROBERT R BOWERS ROGER D BOWERS
JAMES JOSEPH BOWERSOCK CHRISTOPHER BOWES ANNA DENISE BOWLES LANCE C BOWLES ADAM C BOWLING BRIAN A BOWLING DEWEY J BOWLING KEVIN ODELL BOWLING WILLIAM DEWAINE BOWLING BRADD A BOWMAN GEORGE B BOWMAN GEORGE BLAKE BOWMAN
JAMES BOWMAN JAMES C BOWMAN JEFF BOWMAN JOSEPH E BOWMAN MAXON CURRY BOWMAN PATRICK K BOWMAN RYAN TODD BOWMAN SHANNON D BOWMAN STEVEN H BOWMAN TERRY D BOWMAN TRISTAN BOWMAN KAROL ANN FRANCES BOWMAN TUKE
JAMES A BOWN ETHAN G BOWSER CARI L BOX DEVONA CAROL BOX JEFFREY DANIEL BOX SAMUEL E BOX DEAN BOXALL JAYLEN RAY BOYCE JENNIFER BOYCE MELISSA BOYCE AARON BOYD ALANDIS E BOYD ALEXANDER B BOYD BLAKE ALAN BOYD BO A BOYD
BOBBY C BOYD BRIAN ONEIL BOYD CADE RICHARDSON BOYD CRAIG D BOYD DAVID S BOYD III DENNIS M BOYD GREGORY PAUL BOYD IAN B BOYD JEFFREY DEAN BOYD JESSICA BOYD KEVIN BOYD MARK A BOYD MAURICE BOYD JR MELISSA S BOYD NATHANIEL BOYD
PATRICIA M BOYD ROBERT B BOYD TERRY L BOYD TORRELL OMORO BOYD TRENTON ANTHONY BOYD TROY LEON BOYD WILLIAM J BOYD BETH ANN BOYER CHARLES RICHARD BOYER JAMES ALLAN BOYER JEREMY MICHAEL BOYER KEITH ORLANDO BOYICE II
GRAYSON LEE BOYINGTON DARRELL BOYKO KATHRYN BOYLES PHILLIP RYAN BOYLES JACOB D BOZARTH JOSHUA ALAN BOZARTH ANNMARIE BOZEK CHRISTOPHER A BOZEK LOGAN MITCHELL BRAATEN DALE BRABBLE TRINA A BRABEC BRIANNE LEIGH BRACCO
ALLEN G BRACEY DEBORAH K BRACK WILLIAM H BRACK ALICIA YVETTE BRACKEN DOMINIC L BRACKENS MITCHELL ALLEN BRACKETT MICHAEL H BRADBURY SHELTON H BRADBURY CODY BRADD DAVID DEWAYNE BRADDOCK RYAN J BRADDOCK CHRISTOPHER B BRADDY
DARRELL BRADEN JR ROBERT P BRADEN RYAN CONRAD BRADFIELD ADAM BRADFORD CHRISTOPHER BRADFORD DARA MCKAY BRADFORD EUGENE N BRADFORD JACOB DANIEL BRADFORD JASON A BRADFORD JONATHAN JACOB BRADFORD JOSEPH ANDREW BRADFORD
LANDON JARED BRADFORD LOTTIE BRADFORD ZACKARY STERLING BRADFORD JOSHUA P BRADING CASEY SCOTT BRADLEY JAMES H BRADLEY JAMES S BRADLEY MATTHEW CLAY BRADLEY NATHANIEL SHAWN BRADLEY OLIVIA JASMINE BRADLEY PAUL ELY BRADLEY

TREVANTE ALEXANDER BRADLEY TROY D BRADLEY ZACHARY TYLER BRADLEY JOSHUA P BRADOC JOSHUA ONEIL BRADSHAW LAURA M BRADSHAW MARIA SUZANNA BRADSHAW MATTHEW T BRADSHAW PARKER BRADSHAW RODNEY W BRADSHAW LELAND A BRADWELL JR
BILL VAN BRADY BRETT E BRADY FRED STEVEN BRADY JUSTIN TRAVIS BRADY MCKENZIE HYDE BRADY MICHAEL BRADY TRAVIS A BRADY PATRICIA MORAIS BRAGA RHIANNON LEIGH BRAGG JACOB PAUL BRAGWELL ROBERT BRAID JOFFERY LEBORIUS BRAILEY
PHILIP J BRAIN NATHAN MICHAEL BRAKER TREMAINE BYRON BRALEY JESUS MARIO GARCIA BRAMBILA RAMON ALEXANDER RUBIO BRAMBILA CHAD M BRAMER JACOB ALAN BRAMER JIMMY B BRAMLETT KODEY BRAMLETT MATTHEW A BRANAM JAMES D BRANCH
JOHN R BRANCH KELLY G BRANCH ELAINE ESTHER BRAND LANDON P BRAND PAUL BRAND GREGORY J BRANDL TRICIA A BRANDL AARON TYLER BRANDON BRANTLEY KYLE BRANDON DONNA J BRANDON JOHN W BRANDON JORDAN BRANDON JUSTIN M BRANDON
CLINTON DOUGLAS BRANDT DAVID BRANDT JASON C BRANDT JERRY W BRANDT SARA C BRANDT TIMOTHY BRANDT CORTNEY BRANHAM JAMES LEONARD BRANHAM JERROD BRANHAM JESSE ELIAS BRANHAM WILLIAM H BRANNOCK HANNAH MARIE BRANNON
STEVEN NICK BRANNON RYAN L BRANSON STEVE A BRANSON THOMAS M BRANT DEBORAH LYNN BRANTLEY JOSHUA BLAKE BRANTLEY KIRK R BRANTLEY LEAH PHYLESE BRANTLEY RAYMOND E BRANTLEY REGINALD ROZELL BRANTLEY BRIAN ADAM BRANUM
MICHAEL R BRANZ BALDEV BRAR BRENDAN BRAR RUSSELL BRAR JOHN P BRASELL TIFFANY L BRASELL AUSTIN LEE BRASFIELD HUNTER BLAKE BRASFIELD JACOB AARON BRASHIER MANUEL BRASIL DREW NELSON BRASINGTON EDDY BRASSER MICHAEL BRASSER
HARRISON MONTGOMERY BRASSEUR JEFFREY S BRASSEUR AARON L BRASSFIELD JEREMY BRASWELL LINDA D BRASWELL KEVIN R BRATCHER MYRNA BRATHWAITE WHITNEY NICOLE BRATTON MICHAEL CHARLES BRATZ CRYSTAL BRAUD RICHARD O BRAUER
ERIC J BRAUN GREGORY A BRAUN JOSEPH C BRAUN JR JUSTIN BRAUN SIMON BRAUN JARED J BRAVEBOY BARTOLO BRAVO CHRISTIAN ANGEL BRAVO JOSE ANTONIO VAZQUEZ BRAVO MARIA DE LOURDES BRAVO RYAN BRAWLEY EVAN M BRAWNER HUNTER HUTSON BRAWNER
LARRY R BRAWNER JR SAMANTHA M BRAWNER ANDREW BRAXTON CHARLES O BRAXTON MIKE W BRAXTON ANDREA LYNN BRAY ANTHONY JASON BRAY BOBBY JOE BRAY BRADLEY W BRAY DESAREA SHERICE BRAY JERRY BRAY NATHAN P BRAY RICHARD AUGUSTUS BRAY
SAVANNAH R BRAY SHANE EDWARD BRAY JAMES PETER BRAYLEY LUKE ANTHONY BRAZAS HUNTER DYLAN BRAZELL CAMERAN MICHAEL BRAZIEL JOSHUA MICHAEL BRAZIEL ALLEN E BRAZIER II PATRICK NEAL BRAZIER BRIAN B BREACH CALIN BREAHNA MIGUEL BREAU
STEPHANE BREAU BRAD BREAUD JEFFREY S BREDEHOFT AMY J BREDEMEYER CARL W BREDEMEYER ALEX EZEKIEL BREECK DAVID WAYNE BREED TERRY L BREEDEN WILLIAM REED BREEDEN MATTHEW BRANDON BREEDING MICHELE L BREEN DAVID A BREES
LORI BREES CHRISTOPHER A BREETZ KAITLYN MARIE BREININGER THOMAS BREITKREUTZ CLAYBORN BRELAND JOSEPH M BRELAND NATHANIEL L BRELAND MATTHEW BREMSETH NATALYA BRENICH CHRISTOPHER J BRENNAN CRAIG SCOTT BRENNAN
DALTON MATTHEW BRENNAN DANIEL BRENNAN DANIEL E BRENNAN WILLIAM BRENNAN BLAKE STEVEN BRENNER NICHOLAS WAYNE BRENNER KALEB B BRENTS CHRISTOPHER BRESTER KURTIS BRETEY PAUL B BRETSCHNEIDER AUSTIN D BRETTSCHNEIDER
AVERY JAVONTA BREWER BILL D BREWER DAMIAN CORTEZ BREWER GREG W BREWER JAMES W BREWER JARED KYLE BREWER JEREMY BREWER JEREMY BREWER JONATHAN L BREWER JORDAN BILLINGS BREWER LARRY JAMES BREWER MICHAEL R BREWER
PHILLIP W BREWER ROSE MARIE BREWER SEAN MICHAEL BREWER WALTER EUGENE BREWER WILLIAM BREWER BLAZE ALEXANDER BREWINGTON CHRISTINA M BREWINGTON TANNER CHARLES BREWINGTON - DE ANGELIS MATTHEW BREYER CHRISTOPHER LLOYD BREYFOGLE
DANIEL BREZEALE CHARRON MARTAE BRICE CHRISTINE ANN BRICKNER ERIC BRIDEAU JOHN MICHAEL BRIDGEFORTH MALCOLM JAMAR BRIDGEFORTH ANTHONY W BRIDGES CARTER GLENN BRIDGES CLIFTON R BRIDGES DAVID W BRIDGES MARY B BRIDGES
ALEX R BRIEL ANGELO MAURIZIO BRIENZO JEFFERY A BRIER AMBER NICOLE BRIGGS BODEAN N BRIGGS BRIAN BRIGGS CALEB JAMES BRIGGS GREG BRIGGS JOSEPH C BRIGGS TODD E BRIGHAM ZACHARY R BRIGHAM DAPHNE A D BRIGHT ROBERT CORDARO BRIGHT
TIMOTHY LEE BRIGHT STEVEN L BRIGHTWELL JARED A BRIGNER JAMES ADAM BRILEY RONALD J BRILEY DAVID G BRILL JONATHAN WILLIAM BRIMER KITTY BRIN BENJAMIN BRADLEY BRINK CODY DALE BRINK KLARK D BRINKERHOFF KEITH A BRINKLEY
MICHAEL NEAL BRINKLEY BILLY CLAYTON BRINSON GERALD BRINSON JORDAN PINON BRION JORGE BRIONES BRANDON JO BRISENO ANDREW DANIEL BRISSON DERREK S BRISTER CHRIS BRISTOW GAVIN WAYNE BRISTOW ROBERT L BRISTOW GERALD L BRITO
JUAN CARLOS FAUSTO BRITO GREGORY L BRITT LORIN CARL BRITT RYAN BRITT STARLET J BRITT AARON L BRITTAIN BRYAN BRITTON CHANCELOR MILES BRITTON WILLIAM FREDERICK BRITTON BRIAN C BRIZENDINE ELIZABETH BRKIC DAWSON LEE BROACH
JEREMY BROACH JUSTIN B BROACH JUSTIN TYLER BROACH BILLY W BROAD KENNETH EDWARD BROAD PENNY S BROAD FORREST M BROADHEAD LARRY B BROADHEAD MATTHEW N BROADHEAD LARRY BROADNAX JASON L BROADUS RUSTY L BROADUS
TAYLOR J BROADUS DONALD W BROADWATER TIMOTHY W BROADWELL CHADWICK J BROCK CHRISTOPHER M BROCK DAVID N BROCK III DONALD J BROCK JAROD MICHAEL BROCK JASON M BROCK MARTHA BROCK MISTY STRICKLAND BROCK RICHARD FRANCIS BROCK
ROBERT M BROCK STEPHEN RAY BROCK TERRY JO BROCK WALTER H BROCK IV ZACHARY DARRELL BROCK SPENCER JAMES BROCKDORFF EDRICK J BROCKINGTON THOMAS JERUAD BROCKINGTON JOHN B BROCKMAN DEMARIO DEJEAN DENTON BRODERICK
PETER J BRODERICK DEREK LEE BRODERS KELLY JOE BRODIE HEATH J BROEKEMEIER MARLON W BROEKEMEIER DONALD M BROGAN ADAM ALEX BROGDEN AUSTIN RYAN BROGDEN KENNETH WAYNE BROGDON KERI J BROGREN RYAN M BROGREN DANIEL L BROMLEY
MICAH MACKENZIE BROMLEY VICTORIA ELISE BROMLEY BRANDON BRONSON KEVIN BROOK JOSEPH K BROOKINS ADAM W BROOKS BLAINE MANUEL BROOKS BRANDON PAUL BROOKS CALVIN L BROOKS CHRISTOPHER A BROOKS CHRISTOPHER LATHAN BROOKS
CHRISTOPHER SEAN BROOKS DANE LAWRENCE BROOKS DANIEL L BROOKS DYLAN BROOKS GEORGIA CLARE BROOKS JACOB TODD BROOKS JEFFREY D BROOKS II JEREMY D BROOKS JESSE M BROOKS JOSHUA PHILIP BROOKS JOSHUA R BROOKS JUSTIN SHAUN BROOKS
KAILIB BROOKS KATHLEEN LOUISE BROOKS KERRY L BROOKS KIM L BROOKS LARRY D BROOKS MARC BROOKS MARTIN BROOKS MATT BROOKS NATHAN ZANE BROOKS PHILIP B BROOKS ROBERT BROOKS RONNIE L BROOKS RYAN L BROOKS SHAUN R BROOKS
TALESHA SHANE BROOKS TODD S BROOKS TROY A BROOKS III TYLER E BROOKS WILLIAM A BROOKS CURTIS BROOM JR HARRY CHARLES THADDAEUS BROOMALL RONALD SCOTT BROSAN JR DEREK FABELA BROSS BRANDON SHANE BROSSETT JOSHUA CRAIG BROTHERS
RICKY R BROTHERS JR BRUCE F BROTHERSEN JEFFERY A BROUGH RUSSELL A BROUGH JAMES E BROUSSARD SUSAN BROUSSARD DAVONTYE M BROWDER LEANDRE D BROWDER DANIEL R BROWER VINCENT P BROWER ADRIAN BROWN ALAN L BROWN
ALEXANDER J BROWN ALEXANDER M BROWN ALEXIS HAMBY BROWN ALICIA SERENE BROWN ANDREW LEWIS BROWN ANTHONY C BROWN ASHLIE M BROWN BENIQUEZ JACOI BROWN BENJAMIN M BROWN BETH M BROWN BLAKE DANIEL BROWN BRET L BROWN
BRIAN RAY BROWN BRITTANY K BROWN BRYAN M BROWN CASEY ALLEN BROWN CASSIDY BENSON BROWN CATHY JO BROWN CHAD DANIEL BROWN CHARLIE BROWN CHRISTIAN TERRELL BROWN CHRISTOPHER BROWN CHRISTOPHER A BROWN
CHRISTOPHER BROOKS BROWN CHRISTOPHER RILEY BROWN CHRISTOPHER S BROWN CHRISTOPHER T BROWN CODY J BROWN COLBY TRENT BROWN CONOR LEROY BROWN CORTNEY BROWN CORY D BROWN CRAVEN S BROWN DANIEL E BROWN DANNY BROWN
DILLON BROWN DILLON TROY BROWN DOMINIC A BROWN DOUGLAS K BROWN DRAKE WYATT BROWN DUMES A BROWN DUSTY RAY BROWN DYLAN J BROWN DYLAN MICHAEL BROWN ELYSE RENEE BROWN FLETCHER FREDERICK BROWN FREDERICK DEMETRIUS BROWN
GREGORY BROWN GRETA O BROWN HAYDEN C BROWN HOWARD K BROWN JACOB GUY BROWN JAKOB HAROLD BROWN JAMES BROWN JAMES A BROWN JAMES A BROWN JAMES A BROWN JAMES A BROWN JAMES LEBRON BROWN JAMES MATTHEW BROWN
JARED BROWN JARED BROWN JASON H BROWN JEFFERY S BROWN JEFFERY WAYNE BROWN JEFFREY BROWN JEFFREY A BROWN JERRY L BROWN JERRY T BROWN JIMMY RICHARD BROWN III JOHN D BROWN JOHN T BROWN JONATHAN MICHAEL BROWN
JOSEPH F BROWN JOSEPH NATHANIEL BROWN JR JOSEPH R BROWN JOSHUA A BROWN JOSHUA LYNN BROWN JUSTIN ALLEN BROWN KALEB ZACHARY BROWN KEITH S BROWN KENDELL M BROWN KENDERICK L BROWN KENNY R BROWN KEVEN DERELL BROWN
KOLBY W BROWN KYLIS BROWN LARRY A BROWN LARRY O BROWN LELAND AUSTIN BROWN LENNIS M BROWN LISA A BROWN LORI ANN BROWN M TODD BROWN MAC ANTHONY BROWN MACK W BROWN MARCUS A BROWN MARCUS B BROWN MARLENE BROWN
MARVIN EDWARD BROWN MATT BROWN MATTHEW E BROWN MATTHEW T BROWN MEGAN ELAINE-KERSHUL BROWN MIA M BROWN MICHAEL E BROWN MICHAEL LYNN BROWN MICHAEL R BROWN MICHAEL T BROWN MICHAEL WAYNE BROWN NATHAN BROWN
NEIL A BROWN NELSON W BROWN NICKOLAS J BROWN NICOLE TEREECE BROWN NINO LAMAR BROWN NORMAN EDWARD BROWN PATRICK H BROWN PAULA L BROWN PHILLIP BROWN RACHELLE LYNN BROWN REGINALD W BROWN RICHARD A BROWN
ROBERT S BROWN ROGER BROWN ROGER DALE BROWN ROGER DALE BROWN JR RUSSEL ALAN BROWN RUSSELL H BROWN RUSSELL THEODITH BROWN SAMMY D BROWN SEAN E BROWN SHAWN KEITH BROWN SKYLER BROWN SONNY LEE BROWN STEPHEN BROWN
STEVEN LANARD BROWN STEVEN LEE BROWN TABITHA E BROWN TALON SCOTT BROWN TAYLOR J BROWN THOMAS W BROWN TIFFANY M BROWN TIMMY BROWN TIMOTHY GLEN BROWN TIMOTHY WADE BROWN TOMMY RAY BROWN TRACY L BROWN TRICIA BROWN
WALTER A BROWN II WESLEY CLAYTON BROWN WILEY ONEAL BROWN WILLIAM DAMON BROWN JR WILLIAM JONATHAN BROWN III WILLIAM M BROWN ZACHARY P BROWN ZACKARY AUSTIN BROWN LEVI E BROWNFIELD KIMBERLY ANN BROWN-HERNANDEZ
BOBBY LEE BROWNING BRANDON LEE BROWNING JOSEPH AARON BROWNING KIMBERLY M BROWNING LARRY W BROWNING NATHAN D BROWNING BRIAN BROWNLEE JOHN TROY BROWNLEE STEVEN W BROWNLEE LINDSAY BROWNLEY JOHN CONNOR BROWNRIGG
JUSTIN W BROXTON ROBERT C BROYHILL WILLIAM CHAD BROYLES CALEB E BRUBAKER ERIC C BRUBAKER CHRISTOPHER S BRUBECK BRIAN BRUCE JASON MICHAEL BRUCE WILLIAM KEITH BRUCE STEVEN ANTHONY BRUCK JAY ROBERT BRUEGMAN JEFFREY PETER BRUER
RUSSELL BRUGGEMAN KATRINA L BRUHN CARL BRUINSMA JAMES CRAIG BRUMBELOE COURTNEY LYNN BRUMLEY BO M BRUMMELS CORY A BRUMMELS JORDAN J BRUMMELS JOHN E BRUMMET DOUGLAS BRUMMETT JUSTIN LEE BRUMMETT DOUGLAS J BRUNDAGE
KATHLEEN MAURA BRUNDAGE ANTHONY BRUNEAU JASON P BRUNER MICHAEL BRUNER TRACEY A BRUNER JEANNINE M BRUNET RICKARD BRUNET JOEL P BRUNING KIMM D BRUNK ROBIN D BRUNNER MICHAEL ALLEN BRUNNER SHANNON ALEXANDRA BRUNNER
CHRISTOPHER J BRUNS JACOB T BRUNS NEIL J BRUNS RANDALL K BRUNS THOMAS BRUNSWICK IRIS H BRUNT ALAN MICHAEL BRUTON ALEXANDER C BRUTON PADEN TRENT BRUTON DEVEN T BRUTSMAN BRANDON JOSEPH HUNTER BRYAN HARRIS C BRYAN JR
TIMOTHY DALE BRYAN TONY L BRYAN AMBER VELIKA BRYANT BARRY ALLEN BRYANT BRIAN LEE BRYANT CHRISTOPHER BLAKE BRYANT ELIZABETH PAIGE BRYANT ERIC FITZGERALD BRYANT HAROLD EUGENE BRYANT HEATH W BRYANT HERMAN R BRYANT JR
JACOB NATHANIEL BRYANT JASON K BRYANT JEFFREY L BRYANT JORDAN B BRYANT JOSEPH BERNARD BRYANT KALEB ANDREW BRYANT KIANA O BRYANT LARRY D BRYANT MARANDA M BRYANT PATRICK BRYANT RAYMOND BRYANT ROBERT MARK BRYANT
RUSSELL FRANKLIN BRYANT WAYNE NEWTON BRYANT KYLA BRYCHTA CHARLES J BRYEANS KRISTIE MICHELLE BRYMER ANDREW BRYSON TANNER B BRYSON KRISTINE MICHELLE BRZEZINSKI RICHARD J BUBNIAK THOMAS J BUBNIAK JONLUCA BUCCI NICK A BUCCI
CHARLES R BUCCIERI LINDEN BENJAMIN BUCCINO ALAN E BUCHANAN BRIAN M BUCHANAN COLLIN JOSEPH CARON BUCHANAN HAROLD DUDLEY BUCHANAN JR HUNTER BUCHANAN JERRY STEPHEN BUCHANAN JOSHUA ALAN BUCHANAN JOSHUA L BUCHANAN
THOMAS MARTIN BUCHANAN BILLY GUY BUCK CALE DONALD BUCK CARL G BUCK DAVID K BUCK EDWARD J BUCK KYLE J BUCK RYAN BUCK WILLIAM ANTON BUCKENDAHL JOSEPH WILLIAM BUCKLAND ANTHONY M BUCKLEY BRADY BUCKLEY BRYCE ERIC BUCKLEY
DEWAYNE LEE BUCKLEY JAMES T BUCKLEY THOMAS J BUCKLEY TYLER BUCKMIRE ADAM RICHARD BUCKWALTER CHAD J BUCKWAY CONNOR OWEN BUDD ANTHONY S BUDDE LOU BUDDE RONALD R BUDDIE JR SEAN P BUDINICH TREVOR DILLAN BUDINICH
MARK W BUDNICK BRYAN BUECHLEY EVAN MICHAEL BUEHLER TIFFANY LYNN BUELL TY COOPER BUELL ALFONSO ENRIQUE BUENO CRISCHARMAINE BUENO EDGAR OMAR RUIZ BUENO MARTIN ALEJANDRO RUIZ BUENO ESTELA CERVANTES BUENROSTRO
HARALD ERNST BUERGER DAREN J BUETTNER TIMOTHY G BUFFINGTON SARAH LOUISE BUFFY PERRY LEE BUFORD DONALD C BUGG ROBERT K BUGG TYSON LEE BUGIS MICHAEL BUGOS ALEXANDER NICHOLAS BUHLE CHRISTOPHER JUSTIN BUIE DUSTIN J BUIST
STEPHAN BUJOLD JAMES A BUKOFFSKY OLEG A BULANOV SARAH D BULGARELLA SHAUNTEL LARRY BULL BROCK MICHAEL BULLARD CAREY W BULLARD GAGE RYAN BULLARD ZACHARY DYLAN BULLARD STEVEN R BULLER JAMES D BULLERDICK CHRISTOPHER A BULLINGTON
JOHN A BULLINS BRIAN STEVEN BULLOCK CURTIS LEE BULLOCK III RICKY T BULLOCK TANNER B BULLOCK MICHAEL BULMER CHARLES PARKER BULSON DAVID C BULTEMEIER DUSTIN MICHAEL BUMBALOUGH BRETT DURAN BUMGARDNER SHELBIE LEIGH BUMGARDNER
ROBERT R BUMPURS MATTHEW BUNCH STEPHEN M BUNCH JEREMY S BUNDY TIMOTHY M BUNDY WILLIAM D BUNGER THAYNE R BUNN WILLIE EDWARD BUNTING III CESAR ANTONIO MENDOZA BUOL JENNIFER DENISE BUONCUORE JAYE M BURAS BROOKS J BURBACH
JESSE E BURBACH BRENNAN CRAIG BURBANK ANITA KNIGHT BURCH CHRISTOPHER A BURCH CHRISTOPHER ALAN BURCH HOUSTEN WAYNE BURCH JEFFERY SCOTT BURCH JUSTIN T BURCH ROBERT L BURCH TAYLOR BRENT BURCH GEORGE WILLIAM BURCHAM III
JOHNATHAN BURCHAM TERRY D BURCHAM AMANDA L BURCHELL LUCAS W BURCHETT NICHOLAS K BURCHETT NATHAN BURCL GREGORY LUKE BURD JESSICA LIZZETTE BURDACKI KERSTYN GAYE VELAZQUEZ BURDEN RONALD E BURDETTE WAYNE DURANT BURDETTE JR
BRADLEY JAMES BURDITT JUSTIN J BURESH JONATHAN L BURFORD DUSTIN BURG CHRISTOPHER L BURGE EDWARD D BURGE BERNARD BURGESS JR COLE WILLIAM BURGESS DAVID D BURGESS JR DRAYSON HUGH BURGESS JAMIE M BURGESS JUSTIN SCOTT BURGESS
STEPHEN SHANE BURGESS TARON LANEAR BURGESS TATE JONATHON BURGESS TIMOTHY BRUCE BURGESS TIMOTHY CHAD BURGESS JR JORDAN J BURGETT COLE ROBERT BURGGRAVE TOM E BURGIN FREDWIN BURGOS JOSEPH HECTOR BURGOS PEDRO A BURGOS
DAVID BURILA ANDRES BURITICA ROBIN BURK KENNETH J BURKARD ALISTAIR BURKE ANGELA E BURKE ANTHONY M BURKE BRYAN BURKE CHRISTOPHER M BURKE CLINTON E BURKE COREY J BURKE DANNY RAY BURKE DAREN MATTHEW BURKE DEREK A BURKE
ERIC C BURKE JEFFREY LELAND BURKE KEVIN R BURKE MATTHEW J BURKE NICOLE CLARICE BURKE PAYTON R BURKE RICHIE D BURKE SHELLY BURKE STEPHEN R BURKE TAMMY BURKE FERNANDO BURKE GIRON ARTHUR LEE BURKES DONALD G BURKETT
MATTHEW BURKEY NICHOLAS R BURKEY LAWRENCE E BURKHALTER MITCHELL WILLIAM BURKHALTER MICAH GABRIEL BURKHARDT DARRIN GENE BEESON BURKHART ERIN ELIZABETH BURKHART BRIAR ALEXANDER BURKHEAD FRANKIE BURKHEAD MARY BURKHOLDER
MARY BURKHOLDER PHILIP OWEN BURKHOLDER BARNEY B BURKS IV TYLER LYNN BURKS WARREN SHEA BURKS RYAN BURLEIGH SAMUEL JOSEPH BURLESON THOMAS BURLINGHAM JOHN AUGUST BURMEISTER KAESON SCOTT BURN QUINTEN BURNES WILLIAM L BURNES
WILLY H BURNES AUSTIN MICHAEL BURNETT DUNCAN ALAN BURNETT GREGORY A BURNETT JAYDAN ALISSA BURNETT JONATHAN BURNETT KEVIN NA BURNETT MICHAEL F BURNETT RYAN BURNETT TERRY J BURNETT TODD BURNETT JANET DELIN BURNETTE
LAUREN JELLISON BURNHAM THOMAS L BURNHAM JR ALEXANDER BURNS BRANDON LEE BURNS CHADWICK R BURNS CHRISTOPHER DEAN BURNS DAVID K BURNS DELIA P BURNS DUSTIN BRENT BURNS GABRIEL BURNS GREGORY GENE BURNS JACK HENRY BURNS
JAMES BURNS JAMES M BURNS JEFFERY BURNS JEFFERY SCOTT BURNS JONATHON LYNNE BURNS KELLY R BURNS LORI A BURNS NATHANIEL BURNS NICHOLAS K BURNS RANDY BURNS SETH BURNS TRENTON LEE BURNS VICTOR E BURNS WESLEY J BURNS
MAX O BURNSIDE SHAD SHAIN BURNSIDE ASHLEY NICOLE BURR DAVID C BURR RONALD A BURR CORY R BURRAN MICHAEL L BURRAN MICHAEL R BURRAN CONNIE THALIA BURRELL ERICA CHANNELL BURRELL KIM M BURRELL LONNIE C BURRELL SHANE D BURRELL
WILLIAM J BURRELL DARRELL A BURRESS DAVID M BURRIS RICHARD S BURROUGHS TERRY LEE BURROUGHS XAVIER FITZGERALD BURROUGHS BOB J BURROW DAMON E BURROW FLOYD LEON BURROW III JACK HENRY BURROWS JORDAN C BURROWS JORDAN BURRUP
ADAM BURSLEY AMANDA MARIE BURT JEREMIAH M BURT NATHAN S BURT RANDY A BURT CHARLES R BURTIS AMBER REAGAN BURTON AMY LYNN BURTON AYANNA BURTON CALE ANTHONY BURTON CHARLES ELBERT BURTON CLAYTON A BURTON DAVID EUGENE BURTON
GEORGE THOMAS BURTON JR HAYDEN GRACE BURTON JEREMY D BURTON KENNETH J BURTON LACAMRY SHYTOYA BURTON MICHAEL J BURTON SHANNON D BURTON STEVE EDWARD BURTON TIMOTHY ORION BURTON CHASE T BURWELL DOUGLAS J BURWELL
JOHN P BURWELL MURLIN E BURWELL JR OMOTOYOSI BUSARI ANDRE BUSBY CHANDLER NATHANIEL BUSBY LANCELOT J BUSBY MARTY J BUSBY II JOSEPH E BUSCH SAMUEL JAMES BUSCH LISA A BUSENBARK JEFFERY B BUSER DARRIN C BUSH ELREE BUSH JR
KARLEY BLAIR BUSH KERI MICHELLE BUSH MICHAEL JOE BUSH RICKY BERNARD BUSH RYAN W BUSH TRYSTAN ALAN BUSH BRETT J BUSHA DANIEL BUSHALLOW STEPHANIE D BUSHHORN MATTHEW BUSHNELL MICHAEL G BUSHNELL BRETT MATHEW BUSHONG
BRIAN D BUSHONG BRETT M BUSKE WAYNE A BUSSARD DALLAS A BUSSE LOGAN LANE BUSSEY GERARDO BUSTILLOS BRENDA LIZETH BUSTOS EDGAR BASURTO BUSTOS JUAN BUTANDA PABLO G BUTANDA WILLIAM BUTCHER JOHN A BUTIKOFER AMANDA MARIE BUTLER
ANTONIO LUIS BUTLER BILLY J BUTLER BRANDON COLE BUTLER BRIAN L BUTLER BRUCE BUTLER CECIL DOUGLAS BUTLER CLAYTON J BUTLER CORY BUTLER DOUGLAS ALEXANDER BUTLER JR DUANE BUTLER JAMES G BUTLER JODY L BUTLER JOSHUA BUTLER
KENNETH SHANE BUTLER MONICA BUTLER NINA KATHERINE BUTLER ROBERT R BUTLER JR RUSSELL EVAN BUTLER TIMOTHY E BUTLER II TREVOR W BUTLER WILLIE JAMES BUTLER ADAM BUTRYM ERICA BUTRYM CODY D BUTT BRAD H BUTTARS BRENDEN JESSE BUTTARS
JAMES A BUTTARS KELSEY K BUTTARS KORTLIN J BUTTARS MATTHEW VERN BUTTARS STEPHEN C BUTTARS TRACY BUTTERFIELD BERNARD RICHARD BUTTERWICK JOSEPH DALE BUTTERWORTH ROBERT E BUTTERWORTH ALLAN DEWAYNE BUTTRAM GERALD A BUTTS
JOSEPH MILTON BUTTS WILLIAM REESE BUTTS LAURA BUTZER TYLER W BUXTON JONATHAN D BUZEK BRICE LEE BYARS RALPH L BYARS MARY FRANCES BYBEE AMANDA BYCZYNSKI AARON J BYERLEY DALEN JOSEPH BYERLEY JOSEPH AUSTIN BYERLY JOSEPH H BYERLY
SHELBY DERIC BYERS COLTON DALE BYINGTON KEVIN J BYINGTON MICHAEL GORDON BYKOWICZ TRAVIS A BYNUM TRISDON A BYNUM KEVIN BYRAGEE ADAM DALTON BYRD ALICIA AERIEL BYRD COURTNEY S BYRD DAVID BYRD JR DEMOND R BYRD DYLAN ALEXANDER BYRD
FREDERICK D BYRD GARY D BYRD JAMES E BYRD JERNARRY B BYRD KEVIN J BYRD KEVIN L BYRD LAURIE RENEE BYRD RICHARD NEIL BYRD RYAN E BYRD TIMOTHY A BYRD TOMMY ALLEN BYRD BILL BYRNE LAWRENCE TIMOTHY BYRNE MARSHALL BYRNE
RYAN J BYRNE RYAN P BYRNE PETER MICHAEL BYRNES CHASE ROBERT BYRNS STEVEN BYRON ANDREW BYRUM TONY LYNN BYRUM CODY J BYWATER TY BYWATER ROBERT BZDILL JR RYAN ANDREW CABAL JOSE' A CABASSA KRISTY WYNETTE CABBIL
ANTHONY W CABINESS JR JEFFREY CABLE KEVEN CABRAL JUAN ANTONIO CABRALES CARLOS ANDRES CABRERA CARLOS IVAN CABRERA CAROLINA CABRERA GUADALUPE CABRERA JHIOVANNY N CABRERA JOSE F CABRERA NESTOR JAVIER CABRERA TOMAS A CABRERA
ANTONIO CABRERA NOA SEAN E CADDELL WILLIAM STEVEN CADE PATRICK CADEAU MIKE CADLE PATRICK JOSEPH CADY GUILHERME CAFOLA DELLA COLETA BRANDON CAGE KEVIN L CAGE SAMUEL CAGE BRAYDEN WHIT CAGLE CORY CAGLE DUSTY CLAUD CAGLE
HOLLIS S CAGLE JOSEPH CAGLE RICHARD RAY CAGLE VALERY LEA CAGNEY ARNOLD CAGURANGAN CRAIG P CAHAIL ANDREW PHILIP CAHILL JUNE R CAHILL AARON W CAIN BARBARA CAIN BRIANNA LASHA CAIN CALEB LEVI CAIN CHRISTOPHER J CAIN
CODY PATRICK CAIN JOSHUA JAMES CAIN SEAN CAIRNS ROBERT L CAISON JR CONNIE CAISSE GEORGE H CAISSE SUSAN M CAISSIE CR SLADE CALAME SOPHIA SIGRID CALANDRA ZACKERY LEWIS CALANDRILLA CELEEN CALAPRE DANIELA MIROSLAVA ORTEGA CALDERA
VERONICA CALDERA CRYSTAL L CALDERON ELISEO CALDERON GERARDO CALDERON JAMAAL CALDERON JORGE L CALDERON OSCAR J CALDERON RICARDO CALDERON SIMON CALDERON LUIS ALBERTO CALDERON CALDERON AUSTIN W CALDWELL BRYANT W CALDWELL
CHARLES W CALDWELL ELIZABETH A CALDWELL JACK E CALDWELL JASON CHRISTOPHER CALDWELL MARY ELIZABETH CALDWELL SEBASTIAN CALERO CASTRILLON HECTOR CALERO OJEDA JOHN R CALHAN DARRELL S CALHOUN HUNTER D CALHOUN LOWELL D CALHOUN
MAX ALAN CALHOUN RICHARD J CALHOUN DANIEL CALIN CHARLES G CALKINS ASHTON E CALL ROBERT CALL WALTER JAMES CALL III DANIEL W CALLAHAN DAVID R CALLAHAN MICHAEL E CALLAHAN NICHOLAS A CALLAHAN REED M CALLAHAN ANGELA MARIE CALLAN
CHRISTOPHER D CALLAWAY HAYDEN CALLAWAY JARED MILLER CALLENS ARTHUR CALLES JR ANGELA DENISE CALLIHAN JACKSON HAYES CALLIS MICHAEL JOSEPH CALLOW JOSEPH CALSADA ABRAHAM MARCIAL CALVARIO GROVE A CALVERT JEREMY C CALVERT
MICHAEL CALVERT WILLIAM HOUSTON CALVERT CARMEN CALVILLO FERNANDO CALVILLO BENJAMIN N CALVIN CHRISTOPHER P CALVIN JOSE DE LA LUZ MARTINEZ CALZADA AQUILES CALZADILLA AGUSTIN GARCIA CAMACHO ALVARO URIEL NIEVES CAMACHO
BERNABE JORGE VALADEZ CAMACHO JEFONE CAMACHO JESUS CAMACHO JOEL CAMACHO JOSE DE JESUS GARCIA CAMACHO JUAN AARON GARCIA CAMACHO JULIUS CAMACHO LAURA CAMACHO MAVIAEL CARRILLO CAMACHO NOE M CAMACHO
OSCAR GERARDO ESCOBAR CAMACHO RENE VALADEZ CAMACHO ROBERT A CAMACHO MARK CAMACLANG MARLON CAMACLANG THOMAS V CAMAJ JOSE CAMARENA PEDRO CAMARENA PEDRO JAVIER CAMARENA RICARDO URCINO CAMARENA ALEXANDER CAMBA
MICHAEL CAMBAL STEVEN CAMBAL CANER CAMCIOGLU ADAM CAMERON ALLYSON G CAMERON DAVID CAMERON MAXWELL CAMERON SHAWN EDWARD CAMERON JR YVETTE M CAMILLE LUCAS AGUSTIN CAMINO JOHN CAMMILLERI CHRISTOPHER J CAMP
NATHAN ANDREW CAMP ZACHARY CHRISTOPHER CAMP MARIO J CAMPA OSCAR CHAVEZ CAMPA ADRIENNE CAMPBELL ALBERT D CAMPBELL ANDREW CAMPBELL ANDREW JOHN CAMPBELL BRANDON S CAMPBELL CHRISTOPHER JUSTIN CAMPBELL CLAY CAMPBELL
COLTON JOSEPH CAMPBELL COREY ADAM CAMPBELL DANIEL CAMPBELL DARLENE B CAMPBELL DAVID C CAMPBELL HAROLD T CAMPBELL IAN CAMPBELL JACOB EUGENE CAMPBELL JACOB R CAMPBELL JAMES S CAMPBELL JEREMY S CAMPBELL JOHN J CAMPBELL
JUSTIN CAMPBELL JUSTIN ANGUS CAMPBELL KRISTINA M CAMPBELL LARRY L CAMPBELL LEE CAMPBELL MARK D CAMPBELL MARQUELLE JAMONE CAMPBELL MATTHEW JAYCE CAMPBELL MERRICK CAMPBELL MICHAEL CAMPBELL NATHAN CAMPBELL
PETER CAMERON CAMPBELL ROBERT M CAMPBELL SEAN P CAMPBELL TIMOTHY D CAMPBELL VICKIE SUE CAMPBELL VICTORIA E CAMPBELL WILLIAM P CAMPBELL RUSSELL D CAMPBELL JR EDGAR ADRIAN CAMPISTA ADAN CAMPOS JOSE CAMPOS MARTA CAMPOS
MAYRA NUÑEZ CAMPOS MICHEAL CHRISTOPHER CAMPOS DONATO CAMPOS CRUZ FERNANDO CAMPOS SALDANA ADRIANA CAMPUZANO DUSTIN CANADA JALEEL ELIJAH CANADA CYNTHIA DEON CANARD ROBERT WARREN CANARD MARYANN G CANCIK KRISTIN CANDAZA
PATRICIA CANDIA JIMENEZ JORGE CANELA JUAN CANELA GUERRA JOSE EMMANUEL CANELA PRECIADO KYLEN CANEPA CARSON GLENN CANFIELD GEOFFREY WARREN CANFIELD JARED CANFIELD KAYGEN MAURICE CANFIELD SAMUEL EUGENE CANFIELD EDNA CANIZALES
SERA CANNELLA BERNADETTE MARIE CANNON BRUCE L CANNON JERRYELL JAMES CANNON JR MARIAN K CANNON ROBERT JAMES CANNON ROBERT KEMPER CANNON RUSSELL D CANNON RUSTY D CANNON STEVEN CANNON WESLEY K CANNON ALEJANDRO CANO
HERIBERTO GONZALEZ CANO JESUS THOMAS CANO LUIS ADOLFO CANO MARCIA C CANO ROBERT J CANODE JOSE JESUS CANO-MAGDALENO DEAN CANONICO KALEB A CANOY SAMUEL CANOY JR JUAN MIGUEL VALDEZ CANTABRANA CESAR A CANTEO PATZAN
CESAR IVAN CANTEO TINTI HECTOR OMAR CANTERO LUIS CANTERO ANDREW T CANTLEY JAMES CANTLON BO GARYN CANTON CADE ALLEN CANTON DARREN CODY CANTRELL DENNIS A CANTRELL FRANK CANTRELL FRANKLIN MARION CANTRELL IV KIMBERLY JEAN CANTRELL
CHRISTIAN XAVIER CANTU JOSE G CANTU MIGUEL A CANTU JAIME CANTU-LEAL JOSHUA ANDREW CANTWELL ZANE ANDREW CAPLEY MASSIMO CAPONI PEDRO CAPOTE ACOSTA OMELIO LUIS CAPOTE CRUZ BRIAN CAPP LOGAN JAMES CAPP WILLIAM GREGORY CAPPEL
CHASE CAPPELLANO ROLAND D CAPPELLANO FREDERICK W CAPPS KEVIN CAPPS MADISON LAURIE CAPPS RILEY DALE CAPPS CLOUDY DAYS CAPRIAN ROBERT CAPSON JOSE MANUEL CARABALLO REYES CARAVEO RAMOS EDDIE RAUL CARBAJAL JUAN CARBAJAL
NESTOR ADRIAN RODRIGUEZ CARBAJAL RAYMOND H CARBONI TRAVIS M CARD TREVOR LEE CARDA JESSE J CARDARELLI JERRY T CARDEN FELIPE J CARDENAS ISRAEL CARDENAS JUAN GIL GARCIA CARDENAS LETICIA CARDENAS MAYRA J CARDENAS
JENNIFER CARDENAS SOLORZANO AUNDRY CARDINAL ALEJANDRO ANTONIO CARDINALE MARTINEZ CHRISTOPHER CARDONA ERICA EVA CARDONA JESÚS CARDONA ANA VICTORIA CARDOSA IGNACIO CARDOZA SCOTT MICHAEL CARDY MARIA G CARESS STEVEN L CARESS
DONOVAN CAREVIC DANIEL L CAREY DUANE A CAREY JAMES T CAREY RONALD MATTHEW CAREY JR DEVAN M CARFIELD BLAKE A CARGILE DAVID M CARGILL AMAIRANY CARIAS RODOLFO CARINO JONATHAN A CARLEY MASON J CARLILE JAMIE LEE CARLING
ALISA D CARLISLE BARRY S CARLISLE CODY DALE CARLISLE LANNY COLBY CARLISLE GENO CARLOPOLI GREG S CARLSEN CARL R CARLSON CHRISTOPHER CARLSON DANIEL CARLSON DELWIN E CARLSON ERIC CARLSON JEFFREY MARK CARLSON JEROME R CARLSON
JOSHUA F CARLSON NICHOLAS J CARLSON NICHOLAS M CARLSON RYAN L CARLSON SCOTT R CARLSON STEVEN P CARLSON LANCE W CARLTON LUKE ELIJAH CARMAN RONI M CARMAN SANDRA S CARMICAL TAYLOR ALEXANDER EUNSON CARMICHAEL
ALMA CECILIA DUEÑAS CARMONA GEORGE H CARMONA TINA CARMONA CHAD W CARNAHAN JERRY W CARNAHAN RICHARD L CARNAHAN JOHN WILLIAM CARNELL ROBIN CARNES AARON HOWARD CARNEY DAVID RANDALL CARNEY LINDA J CARNEY VALMOR CARNINO
CLAYTON CARNLEY JACOB REID CARNLEY CHRISTIAN T CARNRIGHT JERRY L CARNRIKE JR ISMAEL CARO BENOIT CARON PAUL CARON PAULO CARON ABEL CARP ALAN LEE CARPENTER BRADLEY A CARPENTER BRIANNA JANE-ELLEN CARPENTER CURTIS M CARPENTER
DON CARPENTER JAMES E CARPENTER JONATHAN ADAM CARPENTER LARRY E CARPENTER RANDY J CARPENTER SCOTT L CARPENTER STEPHEN L CARPENTER TANNER ZACHARY CARPENTER THOMAS E CARPENTER TIM S CARPENTER CHAD A CARPER ERIC W CARPER
JEFFREY W CARPER MARIO SALVADOR TERRAZAS CARPIO BRANDON P CARR BRET EDWARD CARR BROOKE JORDAN CARR CAMERON M CARR CLINTON C CARR DANIEL CARR DAVID LEE CARR HOLLY ANN MARIE CARR JASON RYAN CARR JENNIFER J CARR
JESSICA N CARR KADEN MATTHEW CARR MARK J CARR MARK W CARR RYAN A CARR SHAWN M CARR THEODORE F CARR TIMOTHY W CARR BRYAN ALLEN CARRACO BARSIMEO CRUZ CARRANZA CLAUDIA CARRANZA ERNESTO C CARRANZA FIDEL ERNESTO CARRANZA
BRANDON LEWIS CARRAWAY JASON DOUGLAS CARRAWAY JODY W CARRAWAY JOSEPH C CARRAWAY IVAN CARREJO JONATHAN D CARRELL ANTONIO D CARRENO JOSH CARRENO GABRIELA M CARREON DUANE CARRIER JOEL CARRIERE RYAN CARRIERE
ALEJANDRO CARRILLO ANDRES MIGUEL CARRILLO ANGEL IVAN ZAVALA CARRILLO CESAR CARRILLO FELIPE DE JESUS ALVAREZ CARRILLO JOEL V CARRILLO JOSE DE JESUS SALDAÑA CARRILLO MANUEL F CARRILLO MIGUEL ANGEL CARRILLO ROBERTO CARRILLO
JOSHUA N CARRINGTON ROBERT E CARRINGTON DAVID EUGENE CARRION JOEL J CARRION DANIEL CARRIZALES AARON LAMAR CARROLL BRYCE TYLER CARROLL CHANCE CARROLL DARREN GENE CARROLL J T CARROLL JACOB P CARROLL JASON MICHAEL CARROLL
JONATHAN A CARROLL JONATHAN J CARROLL MICHAEL J CARROLL MICHAEL W CARROLL PAMELA JACI CARROLL ROGER H CARROLL STEPHEN CARROLL CHRISTOPHER CARROWAY JEFFREY LYNN CARRUTHERS ANDREW CARSON JAMES CARSON MARTY O CARSON
CRAIG A CARSTENS KRISTIAN SCOTT CARSTENS CESAR CARTAGENA ADRIAN L CARTAYA JEFFREY T CARTEE WILLIAM CHRISTOPHER CARTEE ALEXIS LATRICE CARTER AMBER BRIELLE CARTER ANTHONY CARTER BARRY NICHOLAS CARTER BRANDON HOUSTON CARTER
BRETT ALLEN CARTER CARLIS BERNARD CARTER CARLISLE H CARTER CHAD M CARTER CHRISTIAN GAGE CARTER CHRISTOPHER O CARTER CODY JAMES CARTER DEMETRIUS CARTER DERRICK ANTWAN CARTER EDMOND CARTER ELDON G CARTER
ELIZABETH CHARLENE CARTER ELMER D CARTER JACK F CARTER JAMES CARTER JASON TRAVIS CARTER JOHN L CARTER JORDAN LANDIS CARTER JOSHUA J CARTER JUSTIN CARTER JUSTIN JOSEPH CARTER KATHERINE A CARTER MATTHEW ALLEN CARTER
MICHAEL D CARTER MICHAEL L CARTER MITCHELL B CARTER NATHAN WAYNE CARTER PHILLIP G CARTER REBECCA J CARTER RICHARD CARTER ROBERT SCOT CARTER ROGER EDWARD CARTER SCOTT D CARTER SCOTT R CARTER THOMAS CARTER THOMAS JAMES CARTER
TREMAYNE RASHAD CARTER TYLER J CARTER PEYTON EUGENE CARTWRIGHT ERICA CARUSO JEFFERY E CARUSO JOEEY DEAN CARUSO MICHAEL CARUSO JOHN RICHARD CARUTHERS ANTONIO CARVAJAL JUAN CARLOS RODRIGUEZ CARVAJAL MARIO YAMIR CARVAJAL
ANTHONY E CARVER DAVID L CARVER JR WILLIAM TROY CARVER JASON MITCHELL CARWILE NIKITA NICOLE CASAO ESAU CASAS MICHAEL CASCONE AARON T CASE EMILY LORRAINE CASE JENNIFER L CASE JORDAN M CASE MICHAEL D CASE VENA LYNN CASE
SCHYLER GALE CASELTON ANTHONY WAYNE CASEY CHAD A CASEY CHARLES D CASEY GARETH R CASEY GARRETT J CASEY GEORGE MICHAEL CASEY KENNETH CHARLES CASEY MATTHEW DOUGLAS CASEY ROBERT L CASFORD KORY E CASH PAYTON B CASH
RICHARD D CASH THOMAS R CASH BRIAN H CASHION ROGELIO L CASIANO CRUZ ANDRES CASILLAS JOSE L CASILLAS RAMON A CASILLAS RAY CASILLAS JORGE A CASILLAS-CORDERO MADISON HOPE CASIMO BLAKE ALTON CASLER ERIC R CASON ALEX BLANE CASPER
DANIEL C CASPER HAROLD J CASPER MARK E CASPER MATTHEW CASPER TAMMY M CASPER CASS C CASPERSON MARK CASS SCOTT DOUGLAS CASSEL SHANE JOSEPH CASSIDAY CHARLIE CASSIDY JEFFREY L CASSIDY TONY RAY CASSIDY GLORIA ANN CASTANEDA
GUILLERMO CASTANEDA JAVIER CASTANEDA JONATHAN CASTANEDA SERGIO CASTANEDA GABRIEL JAUREGUI CASTAÑEDA JUAN CARLOS DURAN CASTAÑEDA BRYAN SAMUEL NIEVES CASTELLANOS JULIO CASTELLANOS JEIMY SURAY CASTELLANOS REINA BILLY K CASTELLI

NICHOLAS JOSEPH CASTELLON   XIOMARA CASTELLON   DARCISO CASTILHO   ADRIANA MOLBERT CASTILLE   ALEJANDRO X CASTILLO   ALFREDO CASTILLO JR   AMY L CASTILLO   ANA PAULA ARREDONDO CASTILLO   BENJAMIN JUNIOR CASTILLO   BRANDON THOMAS CASTILLO
DAVID CASTILLO   DIEGO ARMANDO RODRIGUEZ CASTILLO   DIEGO SALVADOR FLORES CASTILLO   EDWARD NICHOLAS CASTILLO   ESTEFANIA CASTILLO   FELIPE CHRISTIAN CASTILLO   FRANCISCO VENTURA CASTILLO   JAIRO N CASTILLO   JUAN CASTILLO JR   KARINA ELIZABETH CASTILLO
MARVIN CASTILLO   MICHAEL ANTHONY CASTILLO   NANCY L CASTILLO   NOEL CASTILLO   OSCAR HUMBERTO CASTILLO   RAFAEL CASTILLO JR   WENDY M CASTILLO   ARTURO CASTILLO HERNANDEZ   MARIA GUADALUPE CASTILLO VASQUEZ   GUTMAN CASTILLON ESTRADA
CONNOR COOPER CASTLE   ERIC L CASTLE   ERIC L CASTLE JR   JEFFREY C CASTLE   JEROME H CASTLE   SCOTT CASTLE   SEAN CHRISTIAN CASTLEBERRY SR   STEVEN E CASTLEBERRY   IRVIN SAUL CASTOR   ANDY JOSUE CASTRO   ANGEL ZEFERINO CASTRO   BROOKE LEE CASTRO
CHRIS CASTRO JR   DANTE E CASTRO   ELIECER JOEL CASTRO   JOAHAN J CASTRO   MICHAEL ALAN CASTRO   NAPOLEON CASTRO   NELSON CASTRO   PEDRO RUBIO CASTRO   ROBERT N CASTRO   SALVADOR CASTRO   JOHAN CASTRO LEMUS   JOSE BERNARDO CASTRO LOPEZ
MARITZA CASTRO ROSALES   MOISES CASTRO TORRES   SAMUEL CASTRO VILLAGOMEZ   MICHAEL A CASTRUITA   ANGELA NADINE CATALAN   VERN CATANIA   FERNANDO YAÑEZ CATEDRAL   TERENCE CATEDRAL   CADE CATER   JACOB LLOYD CATER   JESSE CATER   JIMMY CHANCE CATER
TIMOTHY W CATER   AUSTIN RAY CATES   JOSEPH CATES   MARSHALL ATKINS CATES   SHAWN B CATHER   SHAWN MICHAEL CATHEY   JOHNY CATI   ANTONIO CATINAC   DEREK CATO   JOHN DEWAYNE CATO   WHITNEY LEIGH CATO   TOMERRIS J CATO-DIXON   DILLON E CATON
CORY L CATRON   KEVIN L CATTAU   PAUL CATTLE   CHRISTOPHER D CAUDILL   MICHELLE DWIGHT CAUDILL   CINDY CAUDLE   JASON R CAUDLE   CHANCE WITTNEY CAULDER   TIMOTHY JOSEPH CAULDER   LEONELL CAUNAN   CHRISTOPHER CHASE CAUSEY   GARY G CAUSEY
KENNETH R CAUSEY   LEROY CAUSEY   WALTER A CAUSEY   JACK CAUTHEN   KYLE OLIVER CAVANARY   CORDARO JORDAN CAVAZOS   JOSE L CAVAZOS   OLGA L CAVAZOS   COLE WILLIAM CAVE   HEATH AVERY CAVITT   BRADLEY SCOTT CAVNESS   JUAN CAZARES   MARIO V CAZARES
IVAN CAZESSUS   ERIC BERNARD CEASAR   RENE OMAR ARIAS CEBALLOS   DANIEL R CECIL   JACOB NATHANAEL CECIL   DAVID D CEDENO ARAGON   ROLLIE S CEDERBURG   DAMIR CELAHMETOVIC   ANTONIO CELIO RAZO   JASON CELORIO   JOHN KRAM KUNG CENHRANG
JONAHATAN CENICEROS   JEAN CASEY CENQUIGRANA   JUAN LOMELI CENTENO   TIMOTHY L CENTER JR   CAYDEN LEE CENTERS   JUAN CARLOS CERDA   JULIO C CERDA   DOUGLAS E CERNY   DOMINIC CERRETA   OMAR CERRITO   DANYS M CERVANTES   DIEGO A CERVANTES
FIDEL CERVANTES   IGNACIO CERVANTES   JOSHUA CERVANTES   MADALYN CERVANTES   STEVE CERVANTES   THANIA ROMERO CERVANTES   VICTOR CERVANTES   JUAN CERVANTES ACOSTA   CHANCELLOR D CERVANTEZ   VINCENT JOSEPH CESTARO   ADRIAN CETERA
PIOTR Z CETERA   DEBORAH CHABINO   WILLIAM CHABINO   ANDREW BLAINE CHABOT   ANDI CHACON   MARC D CHADAZ   DEVIN ELIZABETH CHADWICK   CHUNG CHAI   RICHARD CHAILLAND   SARAH ELIZABETH CHAIN   HUGO CHAIREZ   MUTHU DINAKARAN CHAIRMA PANDIAN
DEMION CHAITOO   BRIAN CHALFONT   JUAN ENRIQUE CHALICO   RYAN CHALIFOUX   DAVID JOESPH CHAMBERLAIN   WILLIAM FRANK CHAMBERLAIN   ETHAN P CHAMBERLIN   BRIAN KEITH CHAMBERS   MICHAEL JEFFREY CHAMBERS   MICHELLE L CHAMBERS   RICK LEE CHAMBERS
JAKEB NEAL CHAMBLISS   JODY JJ CHAMBLISS   ROBERT CHAMBLISS   ETHAN GRANT CHAMPAGNE   MICHELE CHAMPAGNE   TYLER CHAMPAGNIE   CHRISTOPHER M CHAMPION   DRAPER CHAMPION   JOSEPH BRENT CHAMPION   PHILLIP TYLER CHAMPION   DEBRA KAYE CHAMPLUVIER
SZE WAI CHAN   LAURA C CHANCELLOR   NISCHAL CHAND   RISHANAND CHANDERBALLY   BAIN E CHANDLER   CODY DANIEL CHANDLER   DALE W CHANDLER   DEANTHONY CHANDLER   DYLAN TRACY CHANDLER   JACOB W CHANDLER   JARED SCOTT CHANDLER   LEAH NICOLE CHANDLER
MATTHEW CLAYTON CHANDLER   MICHAEL WAYNE CHANDLER   PAUL JAMES CHANDLER   RANDY J CHANDLER   STEVEN A CHANDLER   SUZANNE MICHELLE CHANDLER   WILLIAM BRYANT CHANDLER   SUGANTHI CHANDRAN   NIRMALRAJ C CHANDRASEKAR   VENKATESH CHANDRASEKAR
BRAD D CHANEY   JACOB CHANEY   JEREMY MICHAEL CHANEY   LUE CHANG   MICHAEL ANTHONY CHANTHARASINH   CHAD A CHAPEK   BRODY LAYNE CHAPIN   ADAM P CHAPMAN   ANTHONY SHANE CHAPMAN   BEATRICE GENE CHAPMAN   CODY SCOTT CHAPMAN   DEWEY CHAPMAN
JACK CHAPMAN   JACOB A CHAPMAN   JAYCE ANDREW CHAPMAN   JOSHUA ALAN CHAPMAN   KENNETH D CHAPMAN   MICHAEL WESLEY CHAPMAN   NICHOLAS CHAPMAN   NINA DEE CHAPMAN   THAD W CHAPMAN   DILLON KYLE CHAPPELL   JUSTIN CHAPPELL
JUSTIN DWAYNE CHAPPELL   TAYLOR JAYE CHAPPELL   GERARD CHARBONNEAU   ZACKARY CHARBONNEAU   MICHAEL TODD CHARD   ALLISSA CHAREST   JAMES CHARITY   KAITLIN CHARITY   ALAN M CHARLES   CLIFTON R CHARLES   DANIEL WESLEY CHARLES   SHERWIN CHARLES
DOUGLAS WARD CHARLTON   ARULRAJ CHARMAKANI   JOSEPH M CHARNICK   BLAZE M CHASE   JAMES A CHASE   JOHN EDWARD CHASE   NICHOLAS J CHASE   RYAN EDWARD CHASTAIN   THOMAS CHATMON   PARIKSHIT DINESH CHAUHAN   ROHIT CHAUHAN   LINDSAY CHAUVIN
MELISSA HERNANDEZ CHAVARIN   NAYELI IXCEL OROZCO CHAVARIN   JOSE CHAVARRIA CAMPOS   SIXTO CHAVES   ALEJANDRO CHAVEZ   ALEJANDRO CHAVEZ   CARLOS DAVID JIMENEZ CHAVEZ   DENISE CHAVEZ   GERARDO CHAVEZ   GILBERT SALDANA CHAVEZ
GONZALO GONZALEZ CHAVEZ   IGNACIO JOSE CHAVEZ   JENNIFER A CHAVEZ   JONATHAN MICHAEL CHAVEZ   JORGE CHAVEZ JR   JOSHUA J CHAVEZ   JOVANA LIZETTE MARTINEZ CHAVEZ   JULIO CESAR CORTES CHAVEZ   LEONARD M CHAVEZ   LEONARD MICHAEL CHAVEZ
MICHAEL A CHAVEZ   OMAR CHAVEZ   RIGOBERTO CHAVEZ   ROVERTO CHAVEZ CHAVEZ   BERONICA CELENA CHAVEZ CHIRINOS   PEDRO CHAVEZ SERRANO   GUELMIS CHAVEZ TORRES   CHRISTIAN MAURICIO RIOS CHAVIRA   EDUARDO RIOS CHAVIRA   EMMANUEL QUEZADA CHAVIRA
HUMBERTO GOMEZ CHAVIRA   RAUL RIOS CHAVIRA   GREG B CHAVIS   JOHNATHAN BERNARD CHAVIS   JOSHUA CHAVIS   LARRY WALKER CHAVIS III   MARCUS CHAVIS   MARCUS WAYNE CHAVIS   PATRICIA A CHAVIS   SHANNON L CHAVIS   TRACEY DENISE CHAVIS   KENAN CHEA
KEITH THOMAS CHEATHAM   TANNER ZANE CHECKETTS   ZANE D CHECKETTS   KEITH A CHEESEBORO   BRADLEY G CHELETTE   XANDER CAIN CHELETTE   GUANG XIA CHEN   JOHN CHEN   MICHAEL X CHEN   TIMOTHY JULIAN CHEN   CODY CHENARD   JOSHUA C CHENEY
KACIE SHEA CHENEY   JOSHUA CHENG   INSAF CHERHABIL   CLINTON LEE CHERRY III   ELMER CHERRY JR   KENNETH W CHERRY   SCOTT WENDELL CHERRY   STEPHEN MICHAEL CHERRY   DONNA JEAN CHESNIK   CORTLIND CHESSER   DONALD CHESSOR   MARCUS WILLIE CHESTNUT
ELVIN CHEUNG   ANGELO CHIARELLI   NICHOLAS CHIASSON   ALEXANDER CHICAS   DAVID A CHICKERY   MATTHEW CHIDESTER   JOHN TYLER CHIKI   BROCK SETH CHILD   NATHAN ALLEN CHILDERS II   WILLIAM SHAUN CHILDERS   BRADLEY L CHILDRESS   BRANDON W CHILDRESS
DANIEL WADE CHILDRESS   MICHAEL ERIC CHILDRESS   ROBERT LEE CHILDS   CHRISTOPHER CHILLIK   KENNETH L CHILSON   THOMAS M CHILSON   ZANE ALEXANDER CHILSON   DANIEL CHILTON   JEFFERY L CHILTON   EUGENE KEE CHIN   MICHAEL CHIN WING   MARVIN CHINCHILLA
TRIBHA CHINJER   CHINNASAMI CHINNA GOUNDAR   VANITHA CHINNANNAN   VIJAY CHINNAPAIYAN   JUSTIN LEE CHINNIS   DANIELLE CHIOLO   GREGORY E CHIOTTI   JAMES EDWARD CHIPMAN   JESSE ANDREW CHIPMAN   RILEY MORGAN CHIPMAN   ROBERT E CHIPMAN
LINDA CHIPPERFIELD   CHRISTOPHER CHIRAS   JOHN M CHISHOLM   CHRISTOPHER J CHISM   ANTONIO M CHISOLM   SRI ANJANI CHITTAJALLU   MASON BAKER CHITWOOD   ANDREA MAE CHIU   JOHN ANDREW CHIULLI   GRAHAM G CHLADA   LUCAS D CHMELA   PAIGE T CHMELA
KRYSTAL ANN CHOATE   DOREL ANDREIVICH CHOBANU   ARUN SRIRAM CHOCKALINGAM   CONNOR AUSTIN CHOINIERE   DEENADAYALAN C CHOKKALINGAM R   BRAD L CHORPENNING   SCOTT PARKER CHOURNOS   MIGUEL ENRIQUE CHOWELL   JEFFERY SCOTT CHREENE
KAYLIE R CHRISMAN   ADAM J CHRISTENSEN   ADAM NEAL CHRISTENSEN   BRANDON KELLY CHRISTENSEN   CAMILLE L CHRISTENSEN   CHANDLER D CHRISTENSEN   DANA M CHRISTENSEN   DANIEL EDWARD CHRISTENSEN   DARREN CHRISTENSEN   DAVID SCOTT CHRISTENSEN
JAREN CONLEY CHRISTENSEN   KADIN TYRELL CHRISTENSEN   NATHAN CHRISTENSEN   NICHOLAS CRAIG CHRISTENSEN   PAUL J CHRISTENSEN   ZANDER R CHRISTENSEN   AARON CHRISTIAN   ALISON I CHRISTIAN   CHAD M CHRISTIAN   DAVID BRYAN CHRISTIAN
ETHAN WILLIAM CHRISTIAN   JARRED TAYLOR CHRISTIAN   PAUL W CHRISTIAN   BILLY CHRISTIANSEN   CASEY K CHRISTIANSEN   KYLER L CHRISTIANSEN   TRAVIS R CHRISTIANSEN   CHRISTOPHER J CHRISTMAN   KENT ALAN CHRISTMAN   KEVIN CHRISTMAN   ROBERT D CHRISTMAN
KENNETH L CHRISTOFFERSEN   KODY L CHRISTOFFERSEN   KOOPER L CHRISTOFFERSEN   KORT K CHRISTOFFERSEN   KIMBERLY J CHRISTY   JACOB KEITH CHRONISTER   DILLEN CHRUN   DARYL J CHRYSLER   ALEXANDER W CHU   DANIEL J CHU   DUY CHU   DANIEL CHUC   JOSE A CHUC
JEREMY THOMAS CHUMLEY   JAYDEN J CHUPP   WILLARD F CHUPP   EDWARD JAMES CHURCH   DENNIS VON CHURCHWELL JR   JASON W CIEPIELA   KEITH S CIEPIELA   KRZYSZTOF CIESLAK   NICHOLAS STEPHEN CIESLAK   KARLA CILLIS   KEITH A CILLS   JOSE M CINTRON
MATTHEW F CINTRON   NICHOLAS JAMES CIOCCA   KATHY ANN CIONI   CATHERINE L CIPRA   JOSEPH W CIPRA   KRISTIN CIPRIANI   PAT CIRILLO   CARLOS ANGUIANO CISNEROS   CASIMIRO G CISNEROS   JUAN DANIEL CAMACHO CISNEROS   MARC C CISNEROS   RAUL CISNEROS
RICARDO CISNEROS   MANUEL CISNEROS ALCALA   DEREK LEE CISZEK   ANTHONY CITO   BRIAN W CIZEK   CLARENCE CLANTON   DERRICK MICHAEL CLANTON   JEFFERY E CLANTON   KIMBERLY B CLANTON   KYLEE MICHAEL CLANTON   ADAM R CLARK   ALLEN CLARK   AMY CLARK
ANDREW DOYLE CLARK   ANGELA CLARK   BARRY A CLARK   BENJAMIN M CLARK   BRANDI L CLARK   CHALE VERDELL CLARK   CHARLES R CLARK JR   CHRISTIAN THOMAS CLARK   CHRISTOPHER CLARK   CHRISTOPHER RAYMOND CLARK   COLBY W CLARK   CORY J CLARK
DANA RICHARD CLARK   DAVID D CLARK   DUSTIN L CLARK   DYLAN ROBERT CLARK   ELLIOT JERMAINE CLARK   JACK ALAN CLARK   JAMES W CLARK   JAQUAVEOUS R CLARK   JASON L CLARK   JASON L CLARK   JASON M CLARK   JASON S CLARK   JAYLEN EDWARD CLARK
JEFFREY T CLARK   JIMMY JOE CLARK   JOANNA CLARK   JOSHUA MICHAEL CLARK   JOSHUA WAYNE CLARK   JUSTIN L CLARK   KEVIN O CLARK   KYLEE A CLARK   LANE THOMAS CLARK   LAVERN N CLARK   MARK H CLARK   MASHESHA A CLARK   MICHAEL CLARK
MICHAEL EUGENE CLARK   NATHAN ALEXANDER CLARK   NATHAN ERIC CLARK   NICHOLAS L CLARK   PAYTON COLE CLARK   PHEYLAN C CLARK   QUINTIN JERRELL CLARK   REESE JAMES CLARK   RICHARD FRANKLIN CLARK II   ROBERT C CLARK   ROBERT D CLARK   ROBERT E CLARK
RYAN J CLARK   SARA K CLARK   SCHWANDA WILKINS CLARK   SHEA ELAINE CLARK   SHOWAN O CLARK   STEVE MILES CLARK   STUART P CLARK   TEDDY CHRISTOPHER CLARK   THOMAS M CLARK   TIMOTHY DEE CLARK   TODD E CLARK   WILLIAM B CLARK   WILLIAM BRYAN CLARK
ZACHARY CLARK   BRANDON CLARKE   CHRISTOPHER CLARKE   DANIEL JAMES CLARKE   JOHN CLARKE   PHILLIP L CLARKE   SHANE CLARKE   TRENT NATHANIEL CLARKE   JOSUE CLAROS   ADAM PAGE CLARY   CAMERON LEWIS CLARY   WILLIAM E CLATTERBUCK   SAVANA D CLAUSEN
PAGE E CLAUSS   JOBEN CLAVECILLAS   DAVID L CLAVELL   PETER CLAVELL   CHINELL CLAWSON JR   COOPER SCOTT CLAWSON   SCOTT P CLAWSON   ANDREW CLAY   BRANDON JERELL CLAY   CALEB ALONZO CLAY   COLTON MICHAEL CLAY   CORY CLAY   CUTLER T CLAY
DAVID BRETT CLAY   CHAS CLAYBAUGH   HERROD CLAYBROOKS III   ADAM D CLAYCOMB   MATTHEW CORY CLAYCOMB   CHASE WINSTON CLAYTON   DUSTY L CLAYTON   JAKE CLAYTON   MARK CLINTON CLAYTON   MATTHEW E CLAYTON   MICHAEL T CLAYTON   SHERRI CLAYTON
LUCINDA FERN CLEAVER   KENNY J CLECKNER   PAUL T CLEGG   ROBERT J CLEGG   CURTIS S CLEM   JUSTIN GLENN CLEM   ADAM BARTHOLOMEW CLEMENS   CHELSEY BLANK CLEMENT   ANGELA D CLEMENTS   DUSTIN CLEMENTS   JEREMY ALLEN CLEMENTS   STEVEN CLEMENTS
STEVEN CHRISTOPHER CLEMENTS   WILLIAM MICHAEL CLEMMONS JR   BRANDEE F CLEMONS   CAMERON MICHAEL CLEMONS   JAEDON ISAIS CLEMONS   JERRY FARISH CLEMONS   DUSTIN B CLERICI   ANNE-MARIE CLÉROUX   DESTRY R CLESTER   CHARLES DANNY CLEVELAND JR
DAVID MATTHEW CLEVELAND   JAMES R CLEVELAND   TERRY SHAUN CLEVELAND   XAVIER D CLEVELAND   HERMAN D CLEVENGER   JOHN W CLEVERINGA   JOHN W CLEWIS   STEVEN L CLIBORNE   COLTON MICHAEL CLIFFORD   EARL ANDREE CLIFFORD   NATHAN E CLIFFORD
JOSIAH SAMUEL CLIFFTON   ALAN RAY CLIFTON   CARL A CLIFTON   MICHAEL G CLIFTON   JORDAN M CLINE   MAXWELL E CLINE JR   REMINGTON CLINE   RODNEY W CLINE   SCOTT CLINE   SCOTT R CLINE   RANDALL E CLINES   STEVE CLINES   ANGELA ANNETTE CLINESMITH
JAMES L CLINGAN   CODY JAMES CLINTON   SCOTT CLODD   ROSS E CLODFELTER   JOSEPH A CLORE   COLTON MICHAEL CLOSE   JOSHUA NATHANIEL CLOSSON   JOSHUA CLOUGH   HUNTER C CLOUSE   TRAVIS CLOUSE   JEAN MARC CLOUTIER   CHAD A CLOWDUS   SAMUEL PERCY CLOWNEY
TANNER D CLOYD   CHAD M CLYDE   KATI CLYDE   KENDALL CLYDE   NOAH CLYDEN   JESSE LANCE COAN   TYSON D COATE   WILLIAM A COATES   WILLIAM MICHAEL COATES   BRAYDON DOYLE COATS   JAMIE RUSSELL COATS   JOSEPH COATS   BRODY RYAN COBB   CURTIS COBB
DAVID K COBB   KERRY LAMONTE COBB   SIR DORIAN J COBB   KYLE COBBLEY   CHAD J COBLE   DANIEL TUCKER COBLE   SARAH A COBLE   JENNIFER ERIN COBLITZ   RAFAEL ANGEL JUAREZ COBO   MICHAEL JONATHAN COBOS   JEFF COBURN   TODD K COBURN   BRADY CHASE COCHRAN
CALEB COCHRAN   CHRISTOPHER A COCHRAN   GEORGE PAUL COCHRAN   KIMBERLY ANN COCHRAN   MARY A COCHRAN   MATTHEW JAMES COCHRAN   TIMOTHY A COCHRAN   TIMOTHY D COCHRAN   JACOB C COCHRANE   DAVID J COCKCROFT   DANNY ROBERT COCKERELL JR
CHRISTOPHER JACOB COCKERHAM   RAYMOND W COCKRELL   CHAD J COCKRIEL   RHONDA M COCKRIEL   DEVIN COCKROFT   BRAD WALTER CODY   SEAN CODY   SEAN E CODY   STEVEN DWAINE CODY   EVANGELINE COE   LORENZO COE   DIONE MICHELLE COEFIELD
EVERTON M COELHO   JEFF COEN   JEFFREY A COEN   BRYAN COEYMAN   BRANDON CODY COFER   VALERIE ANN COFFELT   KEITH E COFFENBERRY   JOSHUA S COFFER   DARREN SEAN COFFEY   MELANIE COFFEY   CALEB SCOT COFFING   ERIC D COFFING   RILEY EVAN COFFING
CRAIG LAWRENCE COFFMAN   GLENN D COFFMAN   JAMES E COFFMAN   LONNIA MAE COFFMAN   PAUL JACOB COFFMAN   VERONICA LYNN COFFMAN   CLINTON R COGBURN   CRAIG COGDELL   STEVEN C COGDELL   PAUL W COHEE   DELVIN R COHEN   JAMES R COHN   DAVID COKE
DEXTER BYRON COKER   GARRETT QUENTIN COKER   GARY L COKER   JAMES M COKER II   JONAH COKER   JULIAN SCOTT COKER   LINWOOD RUSSELL COKER   MARK DAVID COKER   MATTHEW KIRBY COKER   REED L COKER   REGGIE SMITH COKER JR   TERRY G COKER
PATRIC JAMES COLBERT   SEAN A COLBERT   DAN COLBOURNE   CHRISTINE S COLBURN   ZACHARY TYSON COLBURN   AARON L COLE   AIDAN MICHAEL COLE   ALBERT L COLE   ALEXIS VICTORIA COLE   BRETT LARON COLE   BRIAN A COLE   BRYCE MICHAEL COLE   CASEY CONNOR COLE
CEDRIC DION COLE   COREY NONE COLE   DAMIEN D COLE   DAVID E COLE   DAWN R COLE   ELIJAH JOHN COLE   FORREST ROBERT COLE   FREDERICK J COLE III   HEATHER K COLE   IZAIAH TREA COLE   JACOB PAUL COLE   JACOB RYAN COLE   JOHN THOMAS COLE III   JUSTIN BRUCE COLE
KEITH NEWTON COLE   MATTHEW JOSEPH COLE   MICHAELA HALEY COLE   MIKHAIL WARREN COLE   MONICA S COLE   ONOME KELLY COLE   RANDY COLE   ROBERT A COLE   ROBERT A COLE JR   ROBERT JAMES COLE   RYAN COLE   RYAN TYLER COLE   TERRY L COLE JR   TRACE COLE
WILLIAM MARLON COLE   AARON LEE COLEMAN   ANTHONY DEWAYNE COLEMAN   CALVIN L COLEMAN   DAVID W COLEMAN   DEVIN WAYNE COLEMAN   EARLESS LEE COLEMAN   ERVIN L COLEMAN JR   FRANCIS JAMES COLEMAN   JAMES COLEMAN   JEFFREY P COLEMAN
L B COLEMAN JR   MAURICE COLEMAN   STEPHEN CHASE COLEMAN   TAMARA L COLEMAN   ZACHARY COLEMAN   JEFFREY L COLER   DWAYNE J COLES   KATHERINE M COLEY   DARRIN R COLLARD   HARLEY D COLLARD   CARLOS ABDIEL COLLAZO   ELEAZAR COLLAZO
GARY ALAN LANDON COLLEY   ROBERT H COLLEY   ROBIN COLLEY   ANDREW LEE COLLIER   JACOB COLLIER   JACOB A COLLIER   JEFFREY COLLIER   JEREMY ROSS COLLIER   JESSE EUGENE COLLIER   JIMMY W COLLIER JR   JOSEPH WHITE BUCK COLLIER   KAMERON KYLE COLLIER
KASON C COLLIER   KYLE R COLLIER   LLOYD H COLLIER   MICAH J COLLIER   NATHAN PIERCE COLLIER   AMY LEANN COLLINS   ANGIE JO COLLINS   AUSTIN DWIGHT COLLINS   CANDANCE BELINDA COLLINS   CARL COLLINS   CHARITY MELISSA COLLINS   CHARLIE THOMAS COLLINS
CHRISTOPHER J COLLINS   COLLEEN ASHLEY COLLINS   CONSTANCE L COLLINS   DAVID L COLLINS   DAVID R COLLINS   ERIC P COLLINS   ERIC R COLLINS   GREGORY J COLLINS   HUNTER C COLLINS   JASON GLEN COLLINS   JERALD K COLLINS   JOSHUA COLLINS   JOSHUA COLLINS
LOUIS E COLLINS   MADELINE CARLISLE COLLINS   MARK E COLLINS JR   NICK C COLLINS   ROBERT E COLLINS   ROBYN ASHLEY COLLINS   ROSS J COLLINS   RYAN MICHAEL COLLINS   STEVEN DANIEL COLLINS   WILLIAM KADE COLLINS   ZACHARY JACKSON COLLINS
ZACHARY TYLER COLLINS   HUNTER CHASE COLLINSWORTH   ZACHARY STEVEN COLLISI   MICHAEL R COLLOM   TROY S COLMAN   ETHAN COLMENERO   ADAM INRI COLON   ANGEL L COLON   CARLOS E COLON ORTIZ   JOSEPH ANTHONY COLON RIVERA   MELVIN COLON SOLIVAN
BONAVENTURE FRANK COLONNESE III   JUAN ANDRES COLORADO   TANYA L COLQUITT   GEORGE R COLSON   BRIAN COLTON   ROBERT K COLTON JR   SALVATORE CONSTANTINOS COLUCCIO   ESTEBAN SOLIS COLUNGA   IOAN COMAN   MYLES RAE COMBE   TREY-VON ANTHONY COMBO
AMY J COMBS   DANIEL PAUL COMBS   GARY F COMBS   HOLLI ANN COMBS   JASON J COMBS   KARITA GAYLE COMBS   RICKY L COMBS SR   TIMMY ALLEN COMBS   CALVIN E COMBS-CALDWELL   TORY COMEAUX   CHRISTOPHER DEAN COMER   CAROLINE M COMFORT
ROBERT G COMFORT   JUSTIN BLAKE COMLY   ROBERT AMMON COMLY JR   GREGORY A COMMANDER   DAITWAN RASHAAD COMMODORE   KATE H COMPAGNO   BRENDON JOE COMPOGNO   CAMERON LUKE COMPTON   DALTON THOMAS COMPTON   JACK LAWRENCE COMPTON
JARROD JAMES COMPTON   JOSEPH EDWARD COMPTON JR   RICHARD SCOTT COMPTON   RONNIE DAVID COMPTON   TERRY COMPTON   ADAM J COMSTOCK   JAMES G COMSTOCK   JASON A COMSTOCK   GEORGE CONANAN   PHOEBE CONANAN   LUCAS CONANT   MICHAEL CONCILIO
TYLER A CONDAME   SERGIO S CONDE-AYON   CAMERON TY CONDER   CORBIN RAY CONDER   JOSEPH ALEXANDER CONDER   REBECCA JANE CONDIT   TYLOR CAIN CONDON   FERNANDO CONDOR VICTORION   CHRISTINA PAIGE CONDRAY   JEREMY JAMES LEE CONDRAY
SHAWN D CONDREY   THOMAS CONDRIN   SHELBY P CONERLY   AIMEE M CONGLETON   PETER CONICK   CLARE L CONKLIN   LUKE EDWARD CONKLIN   ERIC WILLIAM CONKRIGHT   JAMES DILLAN CONKRIGHT   STEVEN A CONKRIGHT II   BRENT ANTHONY CONLEY   BRIAN LESLIE CONLEY
CLARK C CONLEY IV   JAYME DYLAN CONLEY   JOSH CONLEY   RICHARD LADEN CONLEY   TIMOTHY E CONLIN   CHAYNE E CONLY   DARCE CONNELL   FOREST CONNELL   ZACK ANDREW CONNELL   ANDREW HARRISON CONNELLY   HOLDEN SCOTT CONNELLY   MATTHEW GRAY CONNELLY
BEN A CONNER   CALEB L CONNER   CHRISTOPHER A CONNER   LEROY PAUL CONNER   RICKEY DON CONNER   SHAWN M CONNER   TIMOTHY CONNER   WILLIAM D CONNER   CHRISTOPHER AUSTIN CONNERS   PATRICK CONNOLLY   JORDAN CONNOR   CHRISTIAN CONNORS
DANIEL RAY CONNOT   THOMAS L CONOUR II   KIRBY ANTHONY CONOVER   MICHAEL L CONOVER   SCOTT A CONOVER   WILLIAM LEE CONOVER   CHRISTIAN JOHN CONRAD   JOSEPH RAY CONRAD   KYLE CONRAD   ALEXANDER JACKSON CONSIGLIO   MICHELE RENEE CONSLEY
JOSHUA LYNN CONSTABLE   KASEY L CONTENT   JOSEPH MICHAEL CONTI   ALBERT E CONTOIS JR   CESAR OCTAVIO MARISCAL CONTRERAS   CRYSTAL M CONTRERAS   JESS CONTRERAS   JOSE A CONTRERAS   JOSE M CONTRERAS   MARTIN DOMINGUEZ CONTRERAS   MIGUEL CONTRERAS
OMAR CONTRERAS   PEDRO CONTRERAS   ROBERTO CONTRERAS JR   STEVEN J CONWAY   DAVID TIMOTHY CONYERS JR   PHILLIP M CONYERS   GARRETT LOGAN COOGLER   AARON COOK   ANDREW LYNDON COOK   ANGELA COOK   AUSTIN MICHAEL COOK   AUTUMN RAIN COOK
BRANDON COOK   BRYAN DAVID COOK   CHRISTOPHER D COOK   CHRISTOPHER E COOK   CODY R COOK   DANIEL P COOK   DUSTIN L COOK   EDWARD COOK   FRANCIS J COOK   HEATHER PAIGE COOK   JAMES D COOK   JASON N COOK   JOHNATHON BLAKE COOK   JOSHUA COOK
JOSHUA LEE COOK   KENNETH SHANE COOK   PATRICIA ANN COOK   PRESTON W COOK   RICHARD COOK   RICHARD A COOK JR   RICHARD ALLEN COOK SR   RICK L COOK   ROBERT JASON COOK   RUSSELL L COOK   SCOTTIE L COOK   SPENCER TROY COOK   STONEY H COOK
THOMAS COOK   TIMOTHY C COOK   TIMOTHY W COOK   TODD J COOK   VINCENT COOK   WENDI PATRICIA COOK   BENJAMIN DAVID COOKE   CLARENCE JOSEPH COOKE   JONATHAN COOKE   WILLIAM J COOKE   FRANK L COOKS   DRAKE WAYNE COOKSEY   JACOB ELI COOKSEY
DUSTIN T COOL   MATTHEW R COOL   CHRISTOPHER D COOLEY   MICHAEL TODD COOLEY   CHAD D COOMBS   CURTIS ANDREW COOMBS   FAWN M COOMBS   MICHAEL JAMES COOMBS   COLLIN COOMES   MICHAEL JEFFREY COOMES   CARL TIMOTHY COON   KRISTOPHER COONROD
ALTON J COOPER   ANN COOPER   AUSTIN JAMES COOPER   BAILEY DAVID COOPER   BENTON J COOPER   CARSON WEBB COOPER   CHARLES RAYMOND COOPER   CHARLOTTE LEE COOPER   CORY A COOPER   DANNIE COOPER   DONALD E COOPER JR   DOUGLAS LANG COOPER
GARY L COOPER   JASON COOPER   JEREMY M COOPER   JERRY DEAN COOPER   JOHN COOPER   JORDAN ANDREW COOPER   JORDY COOPER   JOSHUA COOPER   KEDEDRIQUE DWAYNE COOPER   KEITH COOPER   LAURA COOPER   LISA RENEE COOPER   LORI MARIE COOPER
LORRAINE COOPER   MARK D COOPER   MARKCUS D COOPER   MATTHEW DAVID COOPER   MATTHEW J COOPER   MELISSA KAY COOPER   MICHAEL PATRICK COOPER   NATHAN COOPER   NATHANIEL B COOPER   RICHARD COOPER   ROBERT S COOPER   ROGER D COOPER
RONALD C COOPER   SAMUEL K COOPER   THOMAS E COOPER   TRAVIS DEE COOPER   TREVOR COOPER   WENDY COOPER   WILLIAM C COOPER II   WILLIAM TYLER COOPER   ZACHARY CHARLES COOPER   EDWARD COOPWOOD   SCOTT COOTE   FRANCISCO JAVIER COPADO
JOSHUA CHASE COPE   KHADRIAN JHOSANI COPE   ROBERT L COPE   TERA ANN COPE   ANGELA BENITA COPELAND   BILLY COPELAND   CHARLES ANTHONY COPELAND   JASON H COPELAND   JOSHUA R COPELAND   LAUREN ELIZABETH COPELAND   MADISON COPELAND
STEPHEN W COPELAND   CAROLYN A COPENHAVER   BRIAN T COPLEA   DAVID COPLEY   MICHAEL S COPLEY   BRIANNA LEIGH COPPOCK   DOUGLAS MARTIN COPPOCK   HATTIE JO CORBETT   ROBERT B CORBETT   TAYLOUR LYNN CORBETT   ARNOLD P CORBIN   BRETT A CORBIN
BRANDON B CORBITT   DAYNE R CORBRIDGE   JOHN CORDEIRO   CALEB FLORITO CORDERO   FREDDY J CORDERO   JEHOVA CORDERO   RYAN D CORDIAL   PHILIP CORDIVANO   ALEJANDRO CORDOVA   ALEX CORDOVA   ARMANDO CORDOVA   MARIA L CORDOVA   PATTY CORDOVA
STEVEN CORDOVA   CARLOS H CORDOVA MATA   FRANCIS ELLIOTT CORDREY JR   MICHAEL J CORDUA   NICHOLAS J COREA   BRENDAN CORIANO   MILICA CORIC   THOMAS M CORLETT   ROBERT CORLEW   CHADWICK D CORLEY   CLINT CORLEY   JOHNIE CLAYTON CORLEY III
KIMBERLY R CORLISS   GLENN E CORN   MIHAI CORNEI   TODD CORNEILSE   ERIC PHILIP CORNEILSON   DELFINO C CORNEJO   ISMAEL CORNEJO   MIGUEL ANGEL CORNEJO   ABISAG CORNELIO   BREVAN T CORNELIUS   FRANCIS B CORNELIUS   EMILIE FAITH CORNELL   ROBERT S CORNELL
BEN D CORNETT   CASEY JOHN CORNETT   JASON P CORNETT   JOHN WENDELL CORNETT   JUSTIN MICHAEL CORNETT   LEAH R CORNETT   MICHAEL J CORNETT   DEREK L CORNISH   JAMES W CORNISH   JOHN R CORNISH   TREVOR CORNISH   DUSTIN T CORNS   JEREMIAH L CORNWELL
SHANE CORNWELL   TAMI ROBINETTE CORNWELL   FRANK CORONA   GLORIA CORONA   PEDRO CORONA   RODOLFO DIAZ CORONA   CARRIE MARIBEL ALLISON CORONA GLENN   JOSE A CORONA RIVERA   JEANNIE DAWN CORONADO   MICHAELA RAQEUL CORONADO
DEAN-AUSTIN CURTIS CORPREW   DAVID CORR   RICKY ADAM CORRAL   MANUEL CORRAL QUEZADA   MARIANO ANTONIO CORRALES AMAYA   JOSE L CORREA   NICHOLAS CORREA   SCOTT DONALD CORREIA   JOHN CORRISTON JR   MELINDA JEANNE CORSAW   CESAR FRANCISCO CORTES
DIEGO CESAREO CORTES   ANDREW CORTESE   ADRIAN CORTEZ   ARTURO CORTEZ   BRENDA CORTEZ   CARLOS GONZALEZ CORTEZ   DAVID ISAAC CORTEZ   EDGAR CORTEZ   JUAN A CORTEZ   OMAR CORTEZ   FRANCISCO J CORTEZ GUEVARA   JESUS CORTEZ VEGA   CATHY CORTNER
BRANDON CORWIN   BRET MICHAEL CORWIN   JAYCEN COSENS   BRANDON LEE COSMAN   PAUL L COSMAN   JAMIE COSSAR   BILLY COSSE   JONATHAN COSSE   CAMERON A COSSETTE   COLIN C COSSETTE   FRANCISCO MANUEL COSSIO   CHRISTINA D COST   DILLON MITCHELL COST
ANIBAL W COSTA   EDMOND M COSTA   JEFFREY COSTELLO   BUFORD D COSTEPHENS JR   COLIN BRANDT COSTEPHENS   CODY COSTLEY   RYAN BENJAMIN COSTNER   ERIC COTE   ERIN M COTE   JESSY COTE   JOHN E COTE   JOSEPH ROBERT COTE   JUSTIN P COTE   FRANÇOIS CÔTÉ
EDDIE A COTHRAN   JONAS D COTLER   PEDRO E COTOC SANCHEZ   CHRIS N COTSONES   DOUGLAS L COTTAM   AARON WAYNE COTTEN   CLINTON DALE COTTEN   JAMES D COTTEN   PHILLIP A COTTEN JR   AUSTIN HUNTER COTTINGHAM   GRAYSON THOMAS COTTINGHAM
BROCK ERWIN COTTLE   MELISSA R COTTLE   BLAIR COTTON   JEREMY R COTTON   ROBERT LEROY COTTON JR   CARL CHRISTIANSON COTTRELL   BRYCE C COUCH   CALEB W COUCH   CHRISTOPHER R COUCH   DOROTHY LYNN COUCH   EMILY LOUISE COUCH   ERIC DANIEL COUCH
JAKE TOBY COUCH   LYDIA COUCH   THOMAS A COUCH   CODY COUGHLAN   STEVE COUGHLAN   DENNIS COUGHLIN   NEAL W COULARDOT   STEFAN COULOMBE   JASON R G COULSON   BRIAN KEITH COULTER   TOM COULTER   CARL E COUNCE   JASON COURCHENE   BRANDON J COURTNEY
JONATHAN J COURTNEY SR   JOSHUA COURTNEY   NATHAN N COURTNEY   NICHOLAS C COURTNEY   RYAN C COURTNEY   TROY E COURTNEY   VANCE CHRISTOPHER COURTNEY   JASON C COURTRIGHT   SHANE DALE COURTROUL   BARRY WILLIAM COUSAR   FRANCOIS COUSINEAU
JOSHUA R COUSINS   MICHAEL A COUSINS   ROBERT E COUSINS   WILLIAM C COUSINS   SAM COUSSENS   JACOB COLBY COUTERMARSH   TYLER ANTHONY COUTERMARSH   ROGER COUTU   CHRIS COUTURE   ALBERTO I COVARRUBIAS   ALEJANDRA GUADALUPE MIRAMONTES COVARRUBIAS
JUAN EMILIO MIRAMONTES COVARRUBIAS   LUCAS REX COVAULT   STEVEN DEAN COVAULT   JOSEPH E COVELL   KRISTOFER KYLE COVER   DANIEL COVERDALE   CAROL L COVINGTON   DARYL WAYNE COVINGTON JR   COREY S COWAN   KAHARRI RENEE COWAN   KYLE COWAN
MARGARET ROSE COWAN   ELEANOR A COWAN-HUNTER   CHRISTOPHER D COWARD   JOEY G COWARD   RAYE ANN COWARD   ROGER D COWARD   RYAN E COWARD   JOSH COWARD-MILLETTE   DAVID N COWART   DORIAN ANTON COWART JR   JUSTIN KAINE COWART   STEVE COWART
STEVEN HAROLD COWLES   TRENTON CHASE COWLEY   ALEXANDER JOE COWLING   JOSHUA L COWLISHAW   ALEXIS VICTORIA COX   ASHLEY ELIZABETH COX   AUSTIN D COX   BARBARA LESHEA COX   BRIAN E COX   CEDRIC N COX   CHRISTOPHER JASON COX   CHRISTOPHER S COX
DANIEL M COX   DANNY L COX   DAVID W COX   DAWN M COX   DEWAYNE K COX   DONALD GENE COX   DONALD S COX   DOUGLAS A COX   DYLAN ANDREW COX   DYLON DELANE COX   GUY FRANKLIN COX JR   JASON A COX   JEANNE MARIE COX   JERRY L COX   JESSICA NICOLE COX
JOHN PERRISH COX II   JOHNNY CARLTON COX II   JORDAN KEITH COX   JOSEPH L COX   JOSEPH M COX   JUSTIN L COX   KEVIN L COX   LANDON V COX   LEO CAMERON COX   LOYAL FRANKLIN COX III   MECHELLE LYNN COX   NATHAN R COX   PATRICK A COX   REBECCA COX
ROBERT COX   RODNEY MICHEL COX   RYAN WILLIAM DAVID COX   SAMUEL R COX   STACY DIANA COX   VIRGIL L COX   WILLIAM T COX   CALEB THOMAS COY   DARYL D COYLE   LARKIN ALLEN COYLE   LEWIS ELWOOD COYLE   REMINGTON A COYLE   DAVID R COZART   GUY E COZINE
ROBERT K COZINE   GAGE ERIC CRABTREE   JENNIFER L CRABTREE   RICHARD L CRABTREE   LOLA M CRADDOCK   MICHAEL RAY CRADDOCK   COLLIN NEIL CRAFT   DANNY CRAFT   JASON LEE CRAFT   JORDAN D CRAFT   KYLE WAYNE CRAFT   MATTHEW ALFRED CRAFT
THOMAS GLENN CRAFT   CHARLENE CRAGER   COLTON LEE CRAGER   JEREMY D CRAGER   SABATHA CRAGER   WARREN E CRAGO   SHAYNE CRAGUN   AUSTIN THOMAS CRAIG   BRANDON ELLIS CRAIG   DANIEL L CRAIG   DONALD W CRAIG   JONATHAN ROBERT CRAIG   JOSHUA LEVI CRAIG
LEWIS DAMON CRAIG   MARIA C CRAIG   MICKEY WAYNE CRAIG   PAMELA JILL CRAIG   ROBERT K CRAIG   STEPHEN RAWLINGS CRAIG   TIMOTHY V CRAIG   WESLEY L CRAIG   WILLIAM JEFFREY CRAIG   J BARTON CRAIN   MICHAEL F CRAINE   NICOLE M CRAMBLETT
LOGAN ANDREW CRAMER   BRENT W CRANDALL   MARK CRANDALL   RIC A CRANDELL   CHRISTOPHER A CRANE   JOAN M CRANE   MARK THOMAS CRANE   NICOLE DEIDRE CRANE   KC J CRANER   MARK W CRANSTOUN   RODERICK CRATIC   KOLTON CRAVALHO   AUBREY DWAYNE CRAVEN
FORREST WORKMAN CRAVENS   ROY B CRAVEY   BRITTANY LEE CRAWFORD   DAVID W CRAWFORD   DUSTIN LOWELL CRAWFORD   GARY CRAWFORD   JACOB R CRAWFORD   JAIRUS KHALI CRAWFORD   JAMES RICHARD CRAWFORD   JIMMY R CRAWFORD   JORDAN MAXWELL CRAWFORD
JOSHUA MILLER CRAWFORD   MARSHALL CRAWFORD   MARTIN LOGAN CRAWFORD   MITCHELL V CRAWFORD   RICKIE D CRAWFORD   CURTIS ROSCO CRAWLEY   ERIN E CRAYCRAFT   MELISSA CRAYTON   ROBERT DEMONT CRAYTON   TERRY J CREAGER   MICHAEL DAVID CREAMER
LLOYD D CREASEY   JAMES H CREASY   RANDALL D CREASY   CARL E CRECY   TIMOTHY WILLIAM CREE   AUSTIN J CREECH   JOHN LOGAN CREECH   LANDON M CREECH   ROBERT HEATH CREECH   JEROME CREEK   JOSE CREEK   META D CREEK   HEATHER L CREELY   HOWARD F CREGER
ZACHARY TAYLOR CREGER   DANIEL B CREMER   JAMES D CREMER   MARK E CREMIEUX   JAMES T CRENSHAW   TIMOTHY RYAN CRENSHAW   ANTHONY PAUL CRESPIN   JEFFREY E CRESTO   ORIANNE MARION CRETUAL   MARC-OLIVIER CREVIER-MORIN   MARK A CREW   GAGE CREWS
LEWIS DIAL CREWS IV   TED DOUGLAS CREWS   DAVID B CRIBB   JOHN W CRIBB JR   KYLIE ALTMAN CRIBB   THOMAS R CRIBB JR   JEFFREY D CRICK   HAZEN CRIDDLE   CALEB HEATH CRIDER   COREY STUART CRIDER   KARAH-LYN MARIANA CRIHFIELD   HEATHER A CRILL
JORDAN CRILL   LESTER L CRIM   NICHOLAS D CRIM   REBECCA ANN CRIM   ERIC CRINER   KELLY CRIPPS   TAMARA L CRISPIN   RICHARD R CRIST   ROBERT A CRIST   RYAN J CRIST   JERRY W CRISWELL   RONALD G CRITES   HUNTER CRITTENDON   KIMBERLY MARIE CROCE
GARY N CROFT   MELISSA CROFT   ROBERT G CROLL   AUSTIN SCOTT CROMER   JAMES HOYLE CROMWELL   ADAM CHARLES WAYNE CRONIN   SHANNON L CRONIN   ROBERT M CRONK   SCOTT CRONK   CODY ERIC CROOK   PAUL P CROOKE   GREGORY A CROOKER   LLOYD CROOKS
MATTHEW J CROOKS   NORMAN D CROOKS   JAMES MARK CROOM   JAYDE CROOME   SHERMAIN LABRANDON CROONE   JOSHUA LEE CROSE   BLAKE P CROSHAW   ANTHONY RAY CROSS   CHRISTOPHER C CROSS   DANIEL JAMES CROSS   DERRICK ONEAL CROSS   ISABELLA LEE CROSS
JAMES E CROSS   MICHAEL A CROSS   PHILLIP R CROSS   STEPHEN E CROSS   JENNIFER CROSSETT   ERYKA N CROSSLEY   JEREMY JOHN CROSSLEY   DAKOTA CHEYENNE CROSSLIN   BRIAN KEITH CROSSNO   CHAD ELLIS CROSSNO   DUSTIN M CROTHERS   TIMOTHY P CROTHERS
MARCUS G CROTTS   JEFFERY L CROTTY   CHRISTOPHER E CROUCH   CHRISTOPHER R CROUCH   COLBY D CROUCH   GARY L CROUCH   JONATHAN SHAWN CROUCH   MARTIN LANDON CROUCH   TAMMY CROUGH   ANDREW LENZY MASON CROUSE   TRAVIS CROUSON   FREDRIC L CROW
HAROLD D CROW   LEONARD CLARKSTON CROW   WESLEY DYLAN CROW   JAMIE D CROWDEN   BENJAMIN CROWDER   CARL A CROWDER   JAMES DEAN CROWDER   JAMES LARRY CROWDER JR   CHRISTOPHER W CROWE   JEFFERY CROWE   LIDALE LIRONE CROWE   RYAN A CROWE
CHAD W CROWELL   CRAIG SCOTT CROWELL   DAVID L CROWELL   DAVID M CROWELL   DEMETRIUS CROWELL   JAMES CROWELL   SHAWNITA TAMIKA CROWELL   WILLIAM C CROWLEY   KIMBERLY R CROWN   KENNETH CHAD CROWSON   CHAD A CROWTHER   DANIELLE NICOLE CROWTHERS
ZACHARY WAYNE CROY   CASSANDRA CROYLE   MARSHALL CRUDUP   RAYMOND CRUICKSHANK   CHRISTOPHER MATTHEW CRUM   JAMES A CRUMLEY   JAMES CRUMM   TERRANCE LAMAR CRUMMIE   JACARRAN TICHI CRUMP   MICHAEL A CRUMP   STEPHANIE RACHELLE CRUMP
JARRET CRUMPTON   TANNER WILEY CRUMPTON   TRACE CLINTON CRUMPTON   ZACHARY GLENN CRUMPTON   MICAH LYNN CRUNK   MICHAEL SETH CRUNK   NICHOLAS D CRUNK   JADEN CHASE CRUTCHER   MARIBETH CRUTCHER   TRAVIS W CRUTCHER   JORDON CRUTCHFIELD
ADRIAN CRUZ   ALDO CRUZ   ALONSO BENJAMIN CRUZ JR   ANDRES CRUZ   AQUILINO ESPINOZA CRUZ   CARLOS JUAN CRUZ   CHRISTIAN S CRUZ   DAVID T CRUZ   DIANE CRUZ   EDDIE CRUZ   ERIC SAMMY CRUZ   GONZALO CRUZ   HECTOR JOSE CRUZ   ISRAEL G CRUZ   JESSICA CRUZ
JOSE LUIS CRUZ   JUSTIN R CRUZ   KEVIN CRUZ   LEONARDO DANIEL GONZALEZ CRUZ   MARCELO CRUZ   MARISELA CRUZ   RICARDO VIEIRA CRUZ   RUDY L CRUZ   SIDNEY JOSEPH CRUZ   TOMAS CRUZ   ALAN CRUZ LOPEZ   CARLOS A CRUZ PRADO   JACOB CRUZ ZAVALA
JOSE LUIS CRUZ ZAVALA   ADAM WYATT CRYER   GREGORY M CRYSLER   FELTON B CUCH   MICHAEL CUDE   TIMOTHY JERRAD CUDE   CARLOS CLEMENTE CUELLAR   JAVIER J CUERVO GARCIA   ERWIN VAZQUEZ CUEVA   ALEJANDRO CUEVAS   CARLOS OMAR ROBLES CUEVAS

JAIME A CUEVAS KAREN FAYE CUEVAS DUSTIN EMMANUEL CULBERSON BRANDON JAMES CULBRETH ASHTON NEIL CULICK CHARLENE TOY CULLEN DANIEL WILLIAM CULLEN JAMES CHARLES CULLEN JASON M CULLEN JADY CULLINS DAVID GLENN CULP MICHAEL CULP
JAYDEN COLE CULPEPPER ERIC D CULPS MICHAEL ALLEN CULPS SHELDON CUMBERBATCH JOSEPH E CUMBERWORTH ROBERT R CUMBIE JR DONALD CUMINGS JR CLINTON KYLE CUMMING JERAMIAH LEE CUMMINGS JOHNATHAN DAVID CUMMINGS MARK CUMMINGS
CAMERON SCOTT CUMMINS MOSES TUAN CUNG VAN BIAK CUNG BLAKE FORREST CUNNINGHAM BRANDON W CUNNINGHAM BRIAN CUNNINGHAM BRIAN E CUNNINGHAM CHON T CUNNINGHAM CHRIS C CUNNINGHAM DUSTIN ERIK CUNNINGHAM JACOB R CUNNINGHAM
JON JACOB CUNNINGHAM JOSEPH R CUNNINGHAM JUSTIN K CUNNINGHAM KRISTEN DENISE CUNNINGHAM MARK WILLIAM CUNNINGHAM MATT W CUNNINGHAM MICHAEL CUNNINGHAM SEAN R CUNNINGHAM TIMOTHY J CUNNINGHAM FRANKLIN DAVIES CUNUPP
BRAD LEE CURBOW DUSTIN WAYNE CURCIO KYLE TREVOR CURETON JOSE ANTONIO CURIEL BENJAMIN MICHEAL CURL JUSTIN M CURL STEPHANIE ILENE CURL WESLEY WILLIAM CURL FRED CHANDLER CURLEY IRENE M CURLEY CAGE R CURLIN KYLE D CURLIN
STEPHANIE L CURLIN TROY D CURLIN ADAM LEELAN CURREY LISA ANN CURREY ANTHOL D CURRIE JOHN K CURRIE MATTHEW JOHN CURRIE RUSSELL ALLEN CURRIE TERRYN CURRIE TYLER CURRIE MICHAEL D CURRIN RICKY NELSON JR CURRIN JR ANDREW J CURRY
BRANDI J CURRY BRYSON SYLVANDER CURRY JACOB S CURRY JAMES D CURRY JAMES M CURRY JEFFREY D CURRY JOHN M CURRY ROBERT H CURRY JR SETH E CURRY TIMOTHY TERRELL CURRY TONY LEE CURRY CHRISTOPHER A CURTIS JASON B CURTIS
NICHOLAS R CURTIS PAUL DERRICK CURTIS PEYTON CURTIS RONDARIUS ANTUAN CURTIS RYAN P CURTIS STEVEN W CURTIS WILLIAM THOMAS CURTIS JENNIFER LEANN CURTIS HYDE MORGAN TAYLOR CURTS JESSIE RAY CURTSINGER BRIAN KEITH CURTWRIGHT
DARRIN J CUSHMAN ANTHONY D CUSSANO JACOB D CUSTARD BENJAMIN ELWYN CUSTER WARREN E CUSTER CARRIE MAHALIE CUTCHINS ARMANDO CUTINO LANE RUSSELL CUTLER MARQUES DEMARRIUS CUTLER ZAYDON PHILIP CUTLER TIMOTHY L CUTTER
MATTHEW S CUTTILL JENNIFER M CUTTS JONATHAN CUVAR JOHNATHAN ANDREW CUZZORT BRANDON M CYBAK-VERTIN ANGEL CYR ERIC CYR JOHN STEVE CZARNIECKI IV AARON JOSEPH CZUBAK HERNANI DA CRUZ ANDRADE JENNIFER D DA SILVA JONATHAN DA SILVA
VITOR DA SILVA RONNIE DABIDEEN KENNETH J DABNEY THEODORE R DAEFFLER ADRIEN DAFOE RYAN DAFOE ZACHARY A DAGGS MATHEW ARNOLD DAGNAN STEVEN A D'AGNESE RACHELLE ANN DAGOSTINO DAVID A DAGUE KRIS DAHL WAYNE DAHL DAX DAHLE
TRAVIS B DAHLE ANDREW J DAHLHEIM ADAM D DAHLIN CHAD F DAHLKOETTER HENRY EVANS DAIGLE LEAH DAIGLE MICHAEL DAIGLE RENE J DAIGLE TIMOTHY ADAM DAIL TONY DAIL JACEE MARIE DAILEY RICHARD KEITH DAILEY SCOTT DAILEY STEVEN R DAILEY
DOUGLAS DAINES ALEX DAKE SIERRA DAKERS GERALD L DALBERG BRANDON DOUGLAS DALE CAREY A DALE THOMAS DALE BETHANY ANN DALEY CAGNEY DALEY CHARLES DALGLEISH JULIAN E DALIA THOMAS DALLON COLTEN Z DALTON GREGGORY A DALTON
KENDRA R DALTON KEVIN DALTON TIFFANY KING DALTON DANIEL L DAMERON DAKODA EDWARD DAMGAR JOSE JOAQUIN GUTIERREZ DAMIAN REGULO GUTIERREZ DAMIAN COLLIN JACOB DAMICO JULIE L DAMICO MICHAEL A DAMICO JR ETHAN HUNTER D'AMICO
CHARLES P DAMPIER WYATT ANTHONY DAMPIER MATTHEW DAMRON KALEB JOE DANA FARRELL EDWARD DANCER JONATHAN EDWARD DANCER JORDAN B DANCER DARCY DANCHUK COURTNEY NAKIO DANCY BACH DINH DANG TC MICHAEL DANG JAMES DANGELO
MATTHEW D'ANGELO BRADLEY DANGLER TYLER DANGLER ADAM CORNELIUS DANIEL CURTIS R DANIEL GUADALUPE DANIEL JASON C DANIEL JOSEPH GORDON DANIEL MARK A DANIEL ORRIN L DANIEL SAMUEL DANIEL SHAD EDWIN DANIEL TIMOTHY ALLEN DANIEL
TYLER BLAKE DANIEL JOSHUA WAYNE DANIELL BRIAN D DANIELS BRITTANY LUCILLE DANIELS BRITTNEE SUE DANIELS BRYAN C DANIELS CHARLES S DANIELS CHEYANNE DAWN DANIELS CHRISTIAN TREVOR DANIELS CINDY RENNEE DANIELS CRAIG DANIELS
DAVID E DANIELS GILBERT REESE DANIELS JACOB HUNTER DANIELS JAMES E DANIELS JAMES P DANIELS KEVIN LAMAR DANIELS LEE DANIELS MATTHEW R DANIELS MICHAEL LEE DANIELS PATRICIA A DANIELS ROBERT DANIELS RYAN S DANIELS SHELLEY D DANIELS
THADDEUS JEREMIAH DANIELS TYLER J DANIELS JEAN DANIS ROBERT R DANN JAIMIE LYNN DANNER RONNY DANNER THOMAS J DANNER MICHAEL RICHARD DANNHAUS LEON DANSBY BRANDEN A DANTIN LEROY W DANTIN STEVEN C DANTONELLO ANTHONY J DANTONIO II
MADHU DANTULURI SAMMY H DAO KEVIN D'AOUST ADAM DAQUILA CHINNAVONG DAR ANNETTE R DARBY GARY S DARBY JOHN LEWIS DARBY KEVIN D DARBY REANNA J DARBY WILLIE R DARBY JUSTIN DEVON DARGAN MINODORA DARIE SETH AARON DARLINGTON
JOHN ROBERT DARNELL KAREN ELAINE DARNELL THOMAS BRYANT DARNELL JONATHAN EDWARD DARON JUDE DARRAH JR THOMAS ROWAN DARRAH TAKUMU DARRING CURTIS SCOTT DARROW LOGAN A DARROW ANTHONY DARVIN SHAKER G DARWISH
NATHANAEL DASENT MICHAEL A DASGUPTA JOSEPH D DASHER MISTY RENEE DASHER DINESH DASS TOMMY L DATES NEIL DATTADEEN CHRISTOPHER TODD DATTI ROGER A J DATTILO DUSTIN MICHAEL DAUGHERTY MATTHEW DAUGHERTY MONTE D DAUGHERTY
APRIL R DAUGHTRY MICHAEL T DAUPHIN JOEL STEPHEN DAURELLE ARTHUR LEE DAVENPORT JR AUSTIN TYLER DAVENPORT CURTIS DAVENPORT TY GLENN DAVENPORT TYLER WAYNE DAVENPORT JACOB ALEXANDER DAVES ANITA LOUISE DAVID DONALD DAVID
JAMES C DAVID JONATHAN L DAVID MIKAL DAVID RYAN L DAVID DAVID GLINDAN DAVID RAJ JENNA M DAVIDS CLAYTON LAKE DAVIDSON JACKIE DAVIDSON JASON S DAVIDSON JEREMY W DAVIDSON JOHN L DAVIDSON KLINT RUSSELL DAVIDSON
MATTHEW ROBERT HARLEY DAVIDSON MICHAEL A DAVIDSON PARKER DAVIDSON PHILLIP DAVIDSON SR RANDOLPH S DAVIDSON REBECCA ANNE DAVIDSON ROBERT DAVIDSON RODNEY DAVIDSON RYAN DAVIDSON BENJAMIN DAVIES CHRISTOPHER L DAVIES
CORY WILLIAM DAVIES JATHAN LLOYD DAVIES SPENCER M DAVIES EDUARDO DAVILA GABRIEL V DAVILA MARTIN DAVILA ALEX OMAR DAVILA RODRIGUEZ JAIME DAVILA-RAMOS PAUL DAVILO TIMOTHY DAVILO LEIGHTON ISAAC DAVINO MICHAEL DAVIO AARON D DAVIS JR
AARON P DAVIS ALEXANDER LEE DAVIS ALYSA SUZANNE DAVIS ANNETTE MAY DAVIS ANTHONY JEROME DAVIS APRIL DAVIS APRIL DAVIS ASHLEY MALYN DAVIS BARBARA A DAVIS BENJAMIN ALAN MICHAEL DAVIS BILLY RAY DAVIS BRANDON JO DAVIS BRANSON DAVIS
BRIAN KEITH DAVIS BRIAN L DAVIS BRIAN L DAVIS CALEB JOHN DAVIS CARL FLOYD DAVIS CARL JAMES DAVIS CASEY G DAVIS CHADWICK E DAVIS CHAS SCOTT DAVIS CHAZ LEE DAVIS CHRISTOPHER J DAVIS CHRISTOPHER W DAVIS CLARENCE DAVIS CLAY THOMAS DAVIS
CODY D DAVIS CODY JAMES DAVIS COREY RYAN DAVIS COY L DAVIS DANIELLE MARIE DAVIS DANTE REGIS DAVIS DAVID ADAM DAVIS DAVID E DAVIS JR DAWN M DAVIS DERRICK DELMAR DAVIS JR DEVIN D DAVIS DEXTER LEE DAVIS DONALD W DAVIS DYLAN MICHAEL DAVIS
EVIE N DAVIS GREGORY E DAVIS HARLEY DEWAYNE DAVIS HILEY R DAVIS JAI EVAN DAVIS JAMAAL DAVIS JAMECIA S DAVIS JAMES DOMINICK DAVIS JAMISON SCOTT DAVIS JAQUARIUS DEWAYNE DAVIS JARED T DAVIS JARED W DAVIS JASON MATTHEW DAVIS JC L DAVIS
JEFFERY DAVIS JEFFREY R DAVIS JEFFREY DAVIS JR JEREMY A DAVIS JIMMY LEE DAVIS JR JOHN MITCHELL DAVIS JOHNNY LEE DAVIS JR JORDAN DAVIS JOSEPH A DAVIS JOSEPH CHRISTIAN DAVIS JOSHUA L DAVIS JUSTIN DAVIS JUSTIN SCOTT DAVIS JUSTIN SKYLAR DAVIS
KEITH A DAVIS KEITH B DAVIS KEITH O DAVIS KELLY J DAVIS KENNETH WAYNE DAVIS JR KIMBERLY DAWN DAVIS KOMARO MARION DAVIS LABAN ANTHONY DAVIS LANDON FORREST DAVIS LARON JERMAINE DAVIS LARRY D DAVIS LAYTON S DAVIS LENARDO DAVIS
MARCUS DAVIS MARCUS L DAVIS MARK A DAVIS MARK W DAVIS MARK WAYNE DAVIS MARK DAVIS MATTHEW F DAVIS MCARTHUR DAVIS MICHAEL DEWAYNE DAVIS MICHAEL JASON DAVIS MICHAEL L DAVIS MORGAN TIFFANY LEE DAVIS MYISHA SHANEL DAVIS
NATHAN LLOYD DAVIS NICHOLAS B DAVIS NICHOLAS BRADY DAVIS NICHOLAS JAMES DAVIS PATRICK N DAVIS PRISCILLA DAVIS RACHAEL L DAVIS RANDALL G DAVIS III RANDOLPH R DAVIS III RANDY H DAVIS RAYMOND JOHN DAVIS RHONDA MICHELLE DAVIS
RICHARD T DAVIS ROBERT A DAVIS ROBERT MITCHELLE DAVIS ROBERTO ARTURO DAVIS RODNEY L DAVIS RYAN L DAVIS SAMUEL HAWKINS DAVIS SEAN BRADY DAVIS SHELDON DAVIS SKYLAR AUSTIN DAVIS STACEY K DAVIS STEVEN DAVIS STEVEN W DAVIS
TADRICK DONTE DAVIS TANETRA DAVIS TANYA DAVIS TARRENCE JAMAL DAVIS TERRENCE L DAVIS THOMAS SCOTT DAVIS THOMAS W DAVIS JR TIMMY DAVIS TIMOTHY AARON DAVIS TONY LYNN DAVIS TREVIS J DAVIS TRISTEN TY DAVIS TYLER JOHN DAVIS
ULYSSES G DAVIS VERNON E DAVIS JR WHIT L DAVIS WILLIAM ANTHONY DAVIS ZACHARY ANDREW WYATT DAVIS ZACHARY D DAVIS ZARQUENTOS KENTEZ DAVIS CARL C DAVISON JR STACY DAVISON DAVID A DAVOLT JR MANISH DAWADI DARRELL DALTON DAWKINS
ALEXANDER R DAWSON AMYE M DAWSON COREY D DAWSON COURTENEY DAWSON GERALD W DAWSON HUNTER DEAN DAWSON JACOB A DAWSON JEREMY DAWSON JORDAN DAVIS DAWSON LORENZO C DAWSON TYLER GARRETT DAWSON ADAM S DAY
CLAUDE WAYNE DAY JR CLYDE AARON DAY CLYDE MICAH DAY DENNIS DAY JR DOUGLAS ERRIN DAY JAMES L DAY JODI L DAY STEPHEN P DAY TIMOTHY LEE DAY TRENTON MICHAEL DAY ZACKARY DAY WAYNE TAMONDONG DAYAG ARVIN DAYAHAN HIMCHAN AJAY DAYAL
OZIEL ALEJANDRO DE ANDA STACEY DE ANGELIS LEONARDO AGUILAR DE AQUINO HECTOR GUTIERREZ DE ARCOS CHRIS DE BARRAS SONMER DE CASTRO ZORRILLA TIECE DE GAZON JORGE ALEJANDRO ARELLANO DE HOYOS LEONARDO DE JESUS LINARES BRAYAN DE LA CRUZ
MIGUEL ANGEL DE LA CRUZ TORRES MICHAEL JONUEL DE LA CRUZ-VEGA JOVITA DE LA FUENTE ANGEL M DE LA GARZA VIDAL DE LA MORA CRISTIAN HUMBERTO MARES DE LA PAZ ELEAZAR DE LA PAZ LEONARDO DE LA PAZ LUIS ANTONIO VAZQUEZ DE LA PAZ
ALFREDO DE LA ROSA JR ROMULO DE LA ROSA CASTILLO JASMIN DE LA TORRE OCIEL DE LA TORRE ARTURO DE LA VEGA CANO LUIS F DE LA VEGA GONZALEZ ERNESTO DE LAPAZ NOE DE LARA JR CHANELLE DE LEON CLARIE ANN DE LEON LAURENT DE MEY
LEONARDO CAPUTO DE MOURA JOSUE DE PAZ OSCAR DE PAZ CALDERON ASHLEE DE ROOY JOE DE SOUSA JEROME DE VERA DANIEL GLEN DE WITTE PATRICK J DEADY ADDISON PAIGE DEAL RONALD NICHOLAS DEAL RONI SHAW DEAL BRITNEY S DEAN CASEY A DEAN
CHARLES TYLER DEAN CHRISTIAN B DEAN CHRISTOPHER MICHAEL DEAN DANIEL J DEAN ERIC THOMAS DEAN FRANCIS N DEAN JR GEORGE TANARD DEAN LARRY PATRICK DEAN LEVI ISAIAH DEAN MICHAEL E DEAN BRIAN ALEXANDER DEANDA RIAH L DEANE
TONI DEANE KENNETH DEARBORNE GREGORY A DEARDORF RONALD R DEARDORFF AIMSLEY NICOLE DEAREN CRAWFORD DEARING DYLAN HUNTER DEARINGER BRIAN DEARMAN EVAN DEARMAN ROBERT B DEAS JAMES DEASON JAMES CODY DEASON LARRY P DEATON
MALLORIE LAUREN DEATON JASON S DEAVERS JONATHAN R DEBAUN KEVIN D DEBERRY RACHEL DEBOER MATTHEW DEBOIS MICHAEL CHRISTOPHER DEBOUSICNE-MARTINEZ TAMMY DARLENE DECARLO DAVID A DECAROLIS JACQUALENE ROXANNE DECK AHMAD R DECKARD
WILLIAM R DECKARD LINDEN BRYCE DECKELMAN EDWIN D DECKER JAMES F DECKER KURT JAMES DECKER MELODIE HOPE DECKER SHANNON LEE DECKER STANLEY RUSSELL DECKER TONYA NICOLE DECKER ZACHARY DAVID DECKER GILLIAN DECONTO
JOSHUA DYLAN DEDEAUX JAKE ANTHONY DEDERICH FREDERICK J DEDERMAN JEFFREY G DEEB LINN T DEEDRICK CHRISTOPHER A DEEDS ETHAN JOSEPH DEEL ROBERT ROCK DEENER MATTHEW D DEENIK JAMES A DEERE JR JEFFREY S DEERING BRYAN AUSTIN DEES
MELISSA DEES DILLON EUGENE DEESE LEON H DEFENDORF JEREMY M DEFILIPPO MARK N DEFILIPPO KEVIN J DEFOOR CODY ROBERT DEFORE ALI MICHELLE DEFRIES BILLY JOHN DEGARMO DOUGLAS F DEGLER MARCO DEGOLLADO VELOZ CHRISTOPHER L DEGRAFF
MATTHEW KYLE DEGROOD MICAH PHILIP DEGROOD ZACHARY DEGUILIO LARRY DEGUIRE FLOYD O DEHART WILLIAM DEHAVEN BRANDON L DEHEK ANDREW DEHKURDI MONTELL DEAN DEHNE SERENA L DEHONEY JOSCELYNE DEIBERT JOSE MANUEL DEJESUS
MICHAEL ANTHONY DEJESUS RETYCE LEE DEJESUS RUSSELL DEJONG RYAN C DEJONG TRAVOUS RUSSELL DEJONG HUGO ANDRES DEL CASTILLO JASON DEL ROSARIO ROMEO DEL ROSARIO IVAN CANDELAS DEL TORO CARLOS C DELACRUZ NICK J DELACRUZ
NIKO A DELACRUZ CLINTON J DELAGRANGE JEFFERY L DELAGRANGE JOSEPH A DELANCEY STEVEN W DELAND DAVID M DELANEY MICHAEL P DELANEY ANA GISSELL DELAPAZ RAYMOND J DELARIO MAURICIO S DELAROSA DAVID DELATTRE JUSTIN ALAN DELAUDER
DANIEL L DELEON JUSTIN C DELEON NORMA XOCHITL DELEON JASON DELFIN ANDREA DELGADILLO CRESCENCIO MEDINA DELGADILLO FRANCISCO JAVIER COVARRUBIAS DELGADILLO ESMERALDA NA DELGADO JOSE LUIS DELGADO LEONARDO ALI DELGADO
MARIO DELGADO ORLANDO DELGADO RAMON ORLANDO DELGADO ROBERTO SANTANA DELGADO SALVADOR JR DELGADO VINCENT J DELGADO FRANK DELGATTO JOHNATHAN KARI DELK TARA L DELL'ARMO WILLIAM THOMAS DELLER JOSHUA ALAN DELLINGER
KANDIE S DELLINGER ANDREA DELLOW CHELSEA MARIE DELOACH THOMAS JENNINGS DELONG RHODORA DELOS SANTOS ROMULO DELOS SANTOS SENEN P DELOSSANTOS ZACHARY DELOVELY BRANDON C DELPH ANDREW G DELPRINCIPE BONIFACIO DELROSARIO
ANGELO DELSORDO ALEXANDRO DELUNA JAVIER DELUNA LUIS ALONSO DELZAS SAMUEL J DEMAREE BRIAN DOUGLAS DEMARS RALPH DEMARTINO JOEL E DEMASKY JUSTIN AARON DEMASTUS KEVIN DEMATTOS JOHN A DEMAURO SHAHAR DEMAYO TERESA DEMCHUK
KYLE THOMAS DEMEL GREGORY DEMENT CHRISTOPHER C DEMLER BRADIE J DEMOTT BRIAN D DEMPSEY CLAY GIBSON DEMPSEY DAKOTA SHAWN DEMPSEY DUSTIN WAYNE DEMPSEY KATERYNA DEMPSEY PATRICK DEMPSEY WILLIAM R DEMPSEY CHRISTIAN ADAM DENARD
JEFFREY R DENARD ALEXANDER RAVEN DENDY BRIAN P DENEAU ROBERT T DENHAM JENNIFER DENHOLM ROBERT L DENISON ROBERT DENK CHRISTOPHER PAUL DENLY JANICE ELAINE DENMAN ABRAHAM DENMARK JR DOREEN M DENMARK SAMUEL T DENMARK
SAMUEL THERON DENMARK JR CHRISTOPHER LEE DENNEY KAITLYN M DENNEY DUDLEY T DENNING DONALD L DENNIS ERIC EARL DENNIS JAMES L DENNIS KENNETH W DENNIS LESLIE ADELE DENNIS TRACY A DENNIS WILLIAM R DENNIS BARRY D DENNISON
PHILLIP O DENNISON TROY P DENNISON DOROTHY L DENNY JOHN B DENNY II RUSSELL SCOTT DENOYER ERIK M DENSLER CAMERON JAMES DENSON ROBERT WAYNE DENSON TIMOTHY D DENSON CHARLES STEPHEN BARKER DENT MAC J DENT AARON DREW DENTON
ALBERT DENTON CODY PAUL MARCH DENTON CODY ROSS DENTON DALE ROBERT DENTON ZOIYA DEOL JUSTIN R DEPEW TIMOTHY GORDON DEPEW ESTHER G DEPPE JUSTIN DEPRIEST RANDY SHANE DEPROW MELVIN LEVERN DEPUGH NIKOLAS A DEPUGH
ROBERT A DEPUGH TIMOTHY T DEPUGH WILLIAM KENNETH DERBY NATALIE N DERCK DENNIS SERGEYEVICH DERGUNOV DANIEL G DERKACH ANDREW B DERKS JACOB DERKSEN LES DERKSEN MARK ALAN DERRICK JOHN R DERSHEM TRAVIS A DERTHICK
AKASH MANOJKUMAR DESAI TARA DESANTIS ROBERT A DESANTO GARY A DESATOFF ALVIN LOUIS DESHAZO MAXWELL DESJARDINES BRYDON DESJARLAIS SANDRO DESORDI TOMMY-LEE DESORMEAUX NOLAN DESOTO LOUISA DESOUSA MATHEW DESOUSA
JOSE ANTONIO DESPAIGNE FAVIER JESSE W DESPAIN BRIAN DESPOT JONATHAN L DETERS LESLIE DETHROW MICHAEL DETHROW TIMOTHY DEUSCHLE AMANDA DEUSENBERRY NIDYA DEVADASS ERIC C DEVALL JAMES DEVALL JOE T DEVALL SPURGEON DEVANBURAJ
JOSHUA CLAY DEVANEY DAVID W DEVERS KEVIN D DEVERS CHERYL ANN DEVINE JEFFREY JAMES DEVINE JAMES WILSON DEVIS JR ZACHARY TYLER DEVLIN ANTHONY B DEVORE MARTELLIOUS O DEVOSE MATTHEW A DEVRIES CHRISTOPHER LOUIS DEW MICHAEL DEWALT
CHARLES C DEWEESE TERESA LYNN DEWEESE CLINTON M DEWEY CURTIS ANDREW DEWEY MICHAEL CHARLES DEWEY DANIEL ADRAIN DEWITT DERRECK CLAY DEWITT GIANINA TERESA GARRAMONE DEWITT JAMES D DEWITT WAYNE DEWITT JOSELYN MARY DEXTER
LAURIE MICHELLE DEXTER RUDOLPH SCOTT DEYOUNG SCOTT RICHARD DEYOUNG JONATHAN WESLEY DEYTON CALEB LEE DHAENENS NATHANIEL JAMES DHAENENS SWARAJ DHAMI SHEK DHAWAD VIJAYLUXMI DHAWOTAL KEVIN E DHOM SALVATORE DI GENNARO
JUSTIN DI SIPIO BERARDO DI VINCENZO CALEB DIAMOND NICK DIAMOND STEWART DIAMOND AGUSTIN DIAZ ALBERTO DIAZ ANGEL JERONIMO VENEGAS DIAZ ARNULFO MUNOZ DIAZ BRANDEN A DIAZ CARLOS MANUEL DIAZ SR CESAR ALEJANDRO RODRIGUEZ DIAZ
CLAUDIA ELIZABETH BALTAZAR DIAZ CRISTIAN ONASSIS DIAZ EDUARDO DIAZ EFRAIN HERNANDEZ DIAZ ELOINA DE JESUS DIAZ FILEMON JUNIOR DIAZ JORDAN EDWARD DIAZ JORGE ESTEBAN HERNANDEZ DIAZ JOSE DE JESUS DIAZ JOSE INES GUZMAN DIAZ JOSE L DIAZ
JOSE LUIS GUZMAN DIAZ JOSE SYLVESTER DIAZ JOSEPH DIAZ JUAN M DIAZ LEONARDO DIAZ LUIS ROBERTO DIAZ MARCO ANTONIO DIAZ MARTIN LEE DIAZ NELSON JOSIAH DIAZ NERCIDO DIAZ ONASSIS O DIAZ OSCAR DAVID CRUZ DIAZ OSWALDO RUIZ DIAZ
PAOLA LIZBETH ROMO DIAZ PEDRO HERNANDEZ DIAZ ROBERTO DIAZ RODOLFO DIAZ SAMUEL DIAZ YAMONTI A DIAZ ALMA ALEJANDRA DIAZ DE LEON FERNANDO JAVIER DIAZ JASSO GREGORY F DIBBLE KEITH N DIBBLE DAMIAN M DIBLE SERGIO DICARLO PAUL B DICE
TAYLOR W DICHIARA ALEXANDER DICHOSO AUNDRA DOMOT DICKENS CARROLL RONALD DICKENS DARNELL DAVONN DICKENS BRENT E DICKER CHAD R DICKERHOFF DREW DICKERSON KEITH R DICKERSON MATTHEW DYLAN DICKERSON MATTHEW J DICKERSON
ROBERT DICKERSON ROBERT BLANTON DICKERSON DOUGLAS LAVAUGHN DICKEY JEFF A DICKEY JOHN L DICKEY JOHN S DICKEY KEVIN R DICKEY DANIEL E DICKINSON JAMES W DICKINSON MORGAN SCOTT DICKINSON TIMOTHY E DICKS JR ELVENS IVENS DICKSON
PHILIP M DICKSON RANDALL L DICKSON JR ELLIOTT DICKSON-GREEN SHAWN JEFFERY DICKT WESLEY DEWAYNE DICUS CLAYTON D DIDION SEAN CAMERON DIEBEL DARYL LEE DIEFEL TIMOTHY M DIEGEL EDILIA DIEGO MIGUEL AMANDA C DIEHL JAMES ALLEN DIEHL
RICHARD E DIEHL AVERY CARMICHEAL DIEL DEVON SCOTT DIEL AMANDA DIETSCH DOUGLAS J DIETZ SCOTT D DIETZ TIMOTHY DIFFEE JON ALAN DIFFERENT DUSTIN PAUL DIGGES TERRY W DIGGS CATHERINE M DIGIACINTO FRANCESCO DIGIACOMO VINCENZO DIGIACOMO
JAMES V DIGIANDOMENICO MARK A DIGIROLAMO EDWARD J DIGMAN III PATRICK KENNETH DIGMAN CLAYTON E DILDAY JR CLAYTON NATHANIEL DILDAY JOSHUA EDWARD DILDAY AUSTIN WAYNE DILL HUNTER AUBREY DILL ORAN R DILL JR SKYLOR GAGE DILL
TERRY L DILL BLAIN MARSHALL DILLARD JOE T DILLARD JOHNNY DILLARD STONEY A DILLARD MITCHELL RAYMOND DILLENBURG MATTHEW A DILLEY JOHN CLAYTON DILLINGER CHRISTIAN ALAN DILLMAN RHONDA M DILLMAN BRADLEY M DILLON CAIGAN DILLON
JUSTIN DILLON STEPHEN L DILLON KEITH A DILTS BENJAMIN LEETH DILWORTH REFUGIO O DIMAS MITCHELL W DIMERY LOUIS VINCENT DIMINO GIUSEPPE DIMONACO WALLACE D DINGLE JACOB E DINKEL TANSY DINKINS SHAYNE A DINKLE JAMES DINSMORE
CALEB DION GABRIEL DION MARIA DIOS-GIULIANI PRIYA DIPSINGH-SALTAN ZACHARY W DIRKS BRIAN A DISANTO CONNIE L DISBRO JEFFREY C DISCOLO TERESA DOUTIS DISERA TIM J DISHINGER PATRICK DISKIN LEONY A DISLA TORREON L DISMUKE
EDWARD CHARLES DISMUKE JR GETACHEW MENGESHA DISSASSA CODY DITCHUK HAYDEN MAXWELL DITMARS VICTOR P DITOLA II ANDREW THOMAS DITTER NATHAN THOMAS DITTER DAVID A DITTMER VERNON J DITTRICH JR RICHARD DIVELEY JENNIFER DIVES
BRENDA G DIXON CHARLES J DIXON DAINE K DIXON DANIEL SHAIN DIXON DAVID DIXON DAVID NEIL DIXON JANIE P DIXON JAQUAVIS KEYSHAW DIXON JULIUS CORNELIUS DIXON KEITH R DIXON LOGAN SCOTT DIXON LORENZO ALONZA DIXON MICHAEL KEITH DIXON
PAUL W DIXON RANDY DIXON STEVEN DOUGLAS DIXON TYLER BRYCE DIXON SHAWN L DIXSON DANTE D DIZON JENNIFER THUONG DOAN BRADLEY DOBBINS CHRISTOPHER L DOBBINS COREY DOBBINS NOAH RAE DOBBINS AUSTIN M DOBBS CRAIG E DOBBS
ERIC J DOBBS KYLE V DOBBS MATTHEW CASEY DOBBS NATHAN J DOBROVOLNY CHRISTOPHER RAE DOBY ADAM DANIEL DOCK JACOB LEE DOCKERY MICHAEL DOCKERY NATHAN DOCKERY-CLAVEAU DAMIAN DOCKRILL MICHAEL DOCKRILL JOHN O DOCKUM ALEX DODD
BENJAMIN D DODD BRYAN S DODD CASEY DODD COREY DODD DUSTY JAMES DODD HUNTER GRANT DODD JASON RANDALL DODD TYRONE DODD JULIE ANN DODGE LAWRENCE DODGE MICHAEL A DODGE CLAY DODGEN JESSIE W DODGEN TYLER DAVID DODGEN
DONALD LEE DODSON JOHN PAUL DODSON BRANDON PATRICK DOEHRMAN EVAN C DOELLING LAWRENCE THOMAS DOERR BRIAN CHRISTOPHER DOETSCH ANDREW W DOFFIN JACOB KADE DOGAN QUINLAN KERR DOGAN BEREN DOHAN PATRICK HILL DOHERTY
TRENTEN B DOHMEN CODY MICHAEL DOIRON SEAN CARROLL DOLAN D'MITRIEVA DOLBERRY BRANDON SCOTT DOLE RYLEE C DOLL ROGER W DOLLAR KIAN M DOLSEN CHRISTOPHER O DOLSON MARIA ALICIA DOLZ AMOR MICHAEL DOMAN ROBERT DOMEIJ
JORDAN MICHAEL DOMINGO TEREZA DOMINGO BARTOLOME ANTONIO L DOMINGUEZ DANIEL FRANCISCO DOMINGUEZ IVAN DOMINGUEZ JAVIER DOMINGUEZ JOSE DOMINGUEZ JOSE DOMINGUEZ JOSE L DOMINGUEZ JUAN CARLOS NAVARRO DOMINGUEZ JULIO DOMINGUEZ
MARTIN DOMINGUEZ MIGUEL DOMINGUEZ OCTAVIO DOMINGUEZ RAFAEL JESUS DOMINGUEZ RODOLFO DOMINGUEZ ROGELIO DOMINGUEZ SALVADOR DOMINGUEZ JUSTIN BOYD DOMINICK ERIK JAMES DOMINIKOSKI BRENDA MARIE DOMINISSE DOUGLAS L DOMINISSE
GILES F DOMKAM MAJA DOMNICK KIMBERLEY L DOMSCH TERRENCE SEAN DONAHOE CEDRIC L DONALD FELTON DONALD ELBERT J DONALDSON JORDAN JAMES DONALDSON MARK ROBERT DONALDSON MATTHEW R DONALTY DAVID N DONCH JAMES THOMAS DONER
RUN YU DONG KELLI LYNN DONLEA KEPLER J DONLEA CHRISTOPHER J DONNELLAN PAUL DONNELLY STEPHEN PATRICK DONNELLY TIMOTHY JAMES DAVID DONNER JORDAN KYLIE DONOHUE DENNIS K DONOVAN JACOB MORGAN DONOVAN JOSEPH PATRICK DONOVAN
KRISTIN V DONOVAN LUKE J DONOVAN MICHAEL G DONOVAN WYATT KEITH DONOVAN AMY DOOLEY COREY LEE DOOLEY DAMIEN LAVON DOOLEY JOHNATHAN L DOOLEY MICHAEL S DOOLEY AARON W DOOLIN REYES DORADO JOSE DORAME EZEKIEL ISSAC PATRICK DORCE
RONALD CRAIG DORDICK RYAN MICHAEL DORETY KYLE R DORIETY RICHARD B DORMAN MARYAM DOROUD ALEXANDER ERVIN DORRIETY HEATHER LASHELL DORRIS JACOB ISAAC DORSETT DANIEL J DORSEY DAVIS L DORSEY GREGORY A DORSEY KELVIN DORSEY
STEPHEN V DORSEY DARYL LAMONT DORTCH EDGAR ARMANDO DOSAL BILLY JOE DOSS CASSIE DOSS COREY PARKS DOSS JASON OWEN DOSS SR MORGAN TYLER DOSS TONY JORDAN AARON DOSS NATHAN M DOSSETT PHILLIP R DOSSETT THOMAS DOSSEY
BRODY D DOTSON DANNY E DOTSON DANNY LAMAR DOTSON JR DOUGLAS ARTHUR DOTSON JAMES HUGHES DOTSON JEREMY E DOTSON RUSSELL E DOTSON CORY J DOTY XIA DOU BRYAN DOUCET TYLER NICHOLAS DOUCET RICKY DOUCETTE PATRICK A DOUGAN
JOSEPH RANDALL DOUGHERTY JACOB ALAN DOUGHTIE DUSTIN D DOUGHTY TRENTON A DOUGHTY CORY DEVONTAY DOUGLAS DANIEL DOUGLAS DEBRA A DOUGLAS DON E DOUGLAS HENRY J DOUGLAS JARED DOUGLAS KEVIN DOUGLAS MARTY DUANE DOUGLAS
RHONDA DOUGLAS TYLER LEE DOUGLAS ANITA D DOUTHITT CLAYTON DOUTRE D BLAINE DOUTRE MARQUIS W DOUYERE CONNER LANE DOVE SCOTT LYDELL DOVE CASSANDRA ANN DOVER ETHAN CHAD DOVER FORREST JAMES DOVER JAYETHEN ISIAHA DOVER
ROBERT S DOVER JASON VAN DOWDLEY KENNETH ANDREW DOWDY KENNETH L DOWDY HUNTER JOSEPH DOWELL KIMBERLY JUNE DOWELL MARGARET A DOWELL DANIEL R DOWLER XAVIER EVAN RAY DOWLESS ADAM T DOWLING DARCIE M DOWLING DWAINE DOWNEY
JOSEPH W DOWNEY JUSTIN DOWNEY MATTHEW D DOWNEY MICHAEL S DOWNEY DUANE C DOWNING JR JERRY FRANCIS DOWNING JR PAUL DAVID DOWNING CALEB NATHANIEL DOWNS JULIA DOWRIDGE JOHN JUSTIN DOWTY ERIC D DOYLE HAYDEN DOYLE
KEITH ALAN DOYLE LUKE DOYLE ROBERT DOYLE CHASE RYAN DOZIER COLE DRAAYERS JAY DRAAYERS JOSHUA DRAAYERS DANNY RAY DRAIN BRENT R DRAKE DAMON WESLEY DRAKE RYAN HUNTER DRAKE TRAVIS D DRAKE TYLER K DRAKE WILLIAM J DRAKE
DANIEL JACOB DRAKEN JASON MICHAEL DRAKEN CHRISTOPHER J DRANKIE DALE R DRAPER HARLEY WILLIAMS DRAPER JAGGER STEFAN DRAPER KEVIN ALAN DRAPER MARISSA BONNIE DRAPER NICK D DRAPER RYAN STEPHEN DRAPER DAVID SCOTT DRAYTON
MATTHEW E DREASHER BRYAN DREGER CHRISTOPHER ANTONIO DREHER PHILLIP D DRERUP ANDREW STEVEN DRESSELHAUS MICHAEL DRESSLER DAVID J DREVECKY ANTHONY LEE DREW JR DAVID CHRISTOPHER DREW DYLAN C DREW JUSTIN AARON DREW
LAUREN MARY DREW RYAN DREW JOHN E DREXLER MICHAEL A DREXLER COURTNEY MICHELLE DREYER PAULA DENISE DREYER MAX SCOTT DREYLING CHARLES JAMES DRIGGERS CLARK JEFFERY DRIGGERS DARREN L DRIGGERS ERIC ALLEN DRIGGERS
GEORGE P DRIGGERS III KENNETH J DRIGGERS MACK THADDEOUS DRIGGERS IV MITCHELL LOUIS DRIGGERS RICHARD CHASE DRIGGERS STEVEN A DRIGGERS LANDEN LEE DRIGGINS ANGEL DRIGGS SANCHEZ JOHN L DRISLAN PRENTICE L DRIVER STEPHANIE RENEE DRIVER
WILLIAM J DROHAN STEVEN W DROLLINGER MICHELLE MARIE DRONSO WILLIAM NICHOLAS DROSSOPOULOS CLIFFORD JOSEPH DROUET JR MITCHELL DRUKEN JOHN W DRUMMOND JONATHAN MICHAEL DRUMMOND RICHARD EARL DRUMMOND TIMOTHY M DRUMMOND
DUSTIN JAMES DRUMRIGHT KELLY D DRUYOR ANDREW B DRYDEN SHELDON M DRYER COREY DRYSDALE DAVID MICHAEL DUANE DEMIS A DUARTE GADIEL DUARTE JOSEPH DUARTE IRVIN OSMAN DUARTE CERVANTES BRANDON DUBE CYNTHIA DUBE SALONI DUBEY
JAMES KALEB DUBLIN JESUS DUBLIN DAVID DUBOIS HECTOR DUBOIS RYAN THOMAS DUBOIS APRIL LYNN DUBOSE JAYME M DUBOSE KENNY LORENZO DUBOSE DANIEL W DUBY GABRIEL DUBY ISAIAH DUBY JASON DUCHARME JOE DUCHARME TOMAS DUCHEK
ABRAHAM TED DUCKETT KELLEY DUCKWORTH TRAVIS E DUCLOS TIMOTHY L DUDA JEFFREY DUDAS CHASE WILLARD DUDLEY CODY KEEGAN DUDLEY CURLIE DUDLEY JACOB PRESTON DUDLEY ADOLFO BRIONES DUEÑAS RAMON NERI DUEÑAS JESTIN R DUERST
ERIK M DUERSTOCK BERTRAM L DUFF JACK A DUFF PATRICK C DUFFANY JERRAD DEWAYNE DUFFEL DEREK CRAIG DUFFY JEFFREY DUFFY JOSEPH KYLE DUFFY KEVIN DUFFY DOMINIQUE DUFOUR BRADFORD DUGAN BRADLEY DUGAN BLANE A DUGAS CRUIZ J DUGAS
PETER A DUGGAN ANDREW JEFFREY DUGGER ETHAN STRAUD DUGGINS BLAKE ANTHONY DUHE JOSEPH DUHE ROBERT H DUHON BRYAN A DUKE DUSTIN L DUKE HERBERT A DUKE JR KASSIDY GRACE DUKE KYLE ALAN DUKE ROBERT ALLEN DUKE JON W DUKES
TERRY D DUKES JEREMY DULANEY JUSTIN W DULANEY KYLE DOUGLAS DULANEY JOHN DEAN DULEY DONALD EDWIN DULIN JOHN B DUMAS SHARON DENISE DUMIT STEVEN DOUGLAS DUMMITT RAYMOND DUMOULIN KORY J DUNAFIN AMANDA A DUNAVENT
CHAD W DUNAVENT BRENDAN NATHANIEL DUNAWAY JASON DUNAWAY JOHN BRANDON DUNAWAY TRACY A DUNAWAY KRISTINA L DUNBAR RYAN STUART DUNBAR BRIANNAH DUNCAN CHRISTOPHER DUNCAN DAVID J DUNCAN DAVID M DUNCAN ISIAH SCOTT DUNCAN
JAMES THEODORE DUNCAN JOSHUA DREW DUNCAN JUSTIN DUNCAN KEITH L DUNCAN JR RACHEL MAE DUNCAN RHONDA L DUNCAN RYAN P DUNCAN SANDRA DUNCAN SHANE E DUNCAN ERIC TODD DUNDERMAN DELANEA DUNFORD BRANDON ALLAN DUNHAM
ISAIAH KIMBALL DUNHAM COURTNEY D DUNIGAN ROGER DARRELL DUNIGAN SR NICHOLAS PATRICK DUNKER SCOTT M DUNKER TYLER DEAN DUNKIN JEFFREY L DUNKLEMAN CAELEN DUNKLEY CYNTHIA L DUNLAP DAVID DUNLAP GENOLA DUNLAP JAMES L DUNLAP
MICHAEL JEFFERY DUNLAP DANIEL DUNLOP DUSTIN K DUNLOP ASHLEIGH BRADLEY DUNLOW BRIAN L DUNLOW JAMES DUNLOW JEFFERY C DUNLOW LAUREN BRIANNE DUNLOW ADAM COLTON DUNN ALISHA DIANE DUNN BRYAN E DUNN BYRON LEE DUNN
CATHY S DUNN CHRISTOPHER D DUNN DAVID DUNN EMMETT DALE DUNN GREGORY L DUNN JOSEPH THOMAS DUNN KEVIN E DUNN MICHAEL DUNN PATRICK EARL DUNN RANDALL EDWARD DUNN TAMMY DUNN THEODORE H DUNN III TREY AARON DUNN
TY ALEXANDER DUNN JOHN STEPHEN DUNNAVANT DEVARIO TYRELL DUNNELL PATRICK M DUNNIGAN NATHAN A DUNNILL DAVID DUNPHY HOLLIS DUNSMORE JAMES DUNSTER SEAN M DUNWOODY ANDY Q DUONG KEN DUONG STEVEN T DUONG IZEN GOLDEN DUPAIX
DENTON WILLIS DUPREE KATHY R DUPREY COLBY DUPUIS SHAWN DUPUIS SERGIO M DUQUE ZUNIGA PRASANTH DURAISAMY ANTONIO L DURAN CARLOS MACEDONIO DURAN JOSE D DURAN JUAN M DURAN MARTIN DURAN LOPEZ DOUGLAS E DURAND JEFFREY J DURAND
SUSAN M DURAND LEONARDO DURAZO GALAZ BLAKE MICHAEL DURBIN SHAWN L DURBIN CHRISTOPHER WAYNE DURDEN TRAVIS J DUREE ADRIEL URIAH DUREN MORAMAY GUADALUPE DUREN CHRISTOPHER L DURHAM FARAH TODD DURHAM TYLER ROSS DURHAM
MICHAEL J DURIE DARRELL D DURIO DUSTIN M DURIO THOMAS DURKALEC JODY L DURRETT KENNETH WAYNE DURRETT ANTHONY DURSTON ANDREA M DURWARD RANA DUTTA UDAY C DUTTA WILLIAM CHARLES DUTTINE JR BRANDON MICHAEL DUTTON
CECIL H DUTTON JR JUSTIN COREY DUTTON LOUIS W DUTTON MICHAEL W DUTTON WILLIAM B DUTTON LAURA E DUVALL WILLIAM CHRISTOPHER DUVALL FRANK DVORAK JEFFREY C DVORAK SHAWN C DVORAK SHELTON J DVORAK ZACHARY E DWORAK
CHARLES OTTO DWORS JESSE ALEXANDER DYAL BRANDON A DYCUS STEPHEN BRYAN DYCUS DERRICK R DYE KEGAN J DYE SHAWN ALAN DYE BILLY R DYER KATRINA ANN DYER MICHEL WILFORD DYER JR ZACHARY M DYER JOE ALLEN DYESS JON M DYESS
MATTHEW COWART DYESS DANIEL J DYGERT DYLAN HOYT DYKES ZAKHARRY RC DYKSTER LINCOLN DYLER CHRISTOPHER R DYSON DANIEL A DYSON JACOB DYSTRA KRZYSZTOF DZIEJMA ELDON J DZUBA KELLY L DZUBA RICHARD DZURNEY BRIAN D EADDY
CHAD D EADDY SUZANNE EADDY MARGO YORK EADES STEPHEN R EADES JAMES ROBERT EADS JORDAN MICHELLE EADS MALORIE NICOLE EADS CHRIS EADY DANNY C EAGANS GLENN D EAGERTON A RAE EAGLE KELVIN EAGLES JUSTIN EAKRIGHT TYLER BRADEN EAMES
WADE ALLEN EANES SCOTT L EARHART RUSTY E EARICKSON JASON N EARL LESLIE L EARL AUSTIN LEE EARLEY EDWARD M EARLEY II MICHAEL J EARLS DANIEL EARLY GWENDOLYN RENEE EARLY DESIREE LYNN EARNHARDT JUSTIN KEITH EASLEY FRED O EASLEY III
SAMANTHA NOVELLE EASLEY JUSTIN A EASLING ROBERT WAYNE EASON J C EAST JAYDON COBY EAST JUSTIN CHARLES EAST MICHAEL WILLIAM EAST ROBERT J EAST TIMOTHY W EAST CHRIS EASTER BLAKE EASTERLING DENNIE LEROY EASTHAM DANIEL JACOB EASTIN
LYLE R EASTIN CRAIG EASTMAN CHRISTOPHER DAVID EASTRIDGE TYSON LAMONT EATMAN HAROLD D EATMON RANDALL EATMON BENJAMIN J EATON CHADWICK EATON CHASE A EATON DARREN EATON RICHARD L EBEL EMILY EBELING DYLAN J EBERLINE
TYLER DEAN EBERLY CHRISTINE EBERT MARK EBLIN TODD E EBLIN NILOUFAR EBRAHIMI EDDIE ECHOLS JERRY ECHOLS NADIA SUBER ECHOLS JIMMIE D ECK MISTI D ECKART BILLY J ECKER ETHAN C ECKERT KENDRA ECKERT RYAN L ECKERT CAROLEEN DANIELLE ECKHART
EVAN E ECKHOFF ROBERT FRANCIS ECKLUND GARY R ECKSTEIN JACOB TODD ECKSTROM JAMES NICHOLAS EDDY MATTHEW EDWARD EDDY PATRICK EDE ZACHERY S EDELBROCK TERRI A EDELINE-JOHNSON DARRELL W EDEN MICHAEL WILLIAM EDEN JUSTIN W EDENS
GUADEL MAE JARABE EDER CALEB R EDGAR DUSTIN G EDGAR JEFFREY ALLEN EDGAR JR JONAS J EDGAR JUSTIN HEATH EDGAR HEATH J EDGBERT CHANCE EDWARD EDINGS CODY R EDINGTON GAVIN DAVIS EDINGTON TYLOR JAMES EDISON DAVID E EDKIN
RACHEL L EDLUND JEFFERY N EDMAISTON AUSTIN RILEY EDMISON DYLAN RYAN EDMONDS GABRIEL S EDMONDS WALTER L EDMONDS JUSTIN A EDMONDSON AARON EDMONSTON MARCUS R EDMUNDS MICHAEL BRYCESON EDMUNDSON RYAN G EDNEY
SHAWN P EDRINGTON THOMAS EDSON AALIYAH ANIKA EDWARDS ANN E EDWARDS AUSTIN BARRETT EDWARDS BLAKE A EDWARDS BRAD A EDWARDS BRIAN J EDWARDS BRIAN K EDWARDS CHARLES ALBERT DOYLE EDWARDS CHRISTOPHER EDWARDS

DEAN BRENT EDWARDS DELROY A EDWARDS DEMETRIUS LAVON EDWARDS DENZIL STEVEN EDWARDS DUSTIN EUGENE EDWARDS ELLIOTT L EDWARDS ERNEST EDWARDS GARETH EDWARDS GINA LYNN EDWARDS JAMES D EDWARDS JEDIDIAH EDWARDS JUSTIN T EDWARDS
KELTON STYLIE EDWARDS KENNETH D EDWARDS LIONEL L EDWARDS LOGAN EDWARDS MICHAEL LEE EDWARDS NICHOLAS S EDWARDS PAMELA DEMETRICE EDWARDS RICKY J EDWARDS RON P EDWARDS RONALD D EDWARDS SCOTT EDWARDS SKYLER M EDWARDS
TIMMY P EDWARDS TIMOTHY J EDWARDS TODD M EDWARDS TREVON C EDWARDS WILLIAM GLEN EDWARDS ZACHERY EDWARDS JONATHAN EGAN VODINA EGBE HOLLY M EGGELSTON JAMES E EGGERING ROBERT EGGERS CHRISTOPHER M EGGINS JOSEPH N EGGLESTON
MICHAEL A EGGLI BRIAN MICHAEL EGNOR DAMON NICHOLAS EGNOR BRENNAN C EGOLF JUAN ADAM EGUIARTE - PUCKORIUS CAROLINA EDREY EGURROLA GAMBOA OLIVIA CYNTHIA EHIWE KYLE RYAN EHLE JUSTIN R EHLERT CHARLES P EHRET ANNA RANKIN EHRICH
MARK A EICHBERGER ANDREW R EICHEL ERIC EICHENBERGER AARON D EICHER CALEB A EICHER DOUGLAS J EICHER SAMSON EICHER MARK E EICHLER BRADLEY K EICHMANN CHRISTOPHER R EICHWURTZLE AARON B EILAND AMBER M EILERTSEN
JONATHAN WARREN EIMAN JEFFREY R EIS MICHAEL D EISENACHER KAILYN NICOLE EISENHART JAMES TERRENCE EISENHAUER JOEL HARVEY EISENHAUER AARON J EISENMAN ALEXIS JORDAN EITELJORGE CHALMERS J EKNESS MATTHEW ROBERT EKSTROM
GEORGE WILLIAM ELAM JR RICKY E ELAM SAMUEL ELAM VAUGHN EDWARD ELAM DHANASEKARAN ELANGO HESHAM ATTIA ELBEHY COREY R ELDER KEVIN M ELDER MATYSON ELIZABETH ELDER STEVEN P ELDER GRACE E ELDER-LAKE JESSE LENN ELDERS
AIMAN EZAT ELDISH JEREMY J ELDREDGE SARAH KATELYN DUELLA ELDRIDGE JOAQUIN ELERT ISAAC A ELEVARIO MAURICE EDWARD ELEY DEWUAN A ELFALAN DEWUAN ANDREW ELFALAN JR RETONYA DENISE ELFALAN JOSHUA C ELGAN JAMES DYLAN ELGIN
JAMES S ELGIN JR RALPH ELIDOR ERIC T ELIJAH ZENAIDA MARIEL PATIÑO ELIZALDE DAVID ELIZARRARAZ BRODY D ELKINS CHASE C ELKINS GREGORY SETH ELKINS JANET BETH ELKINS DOUGLAS ELLARS BRYAN L ELLEFSON DARREN A ELLEGOOD JOSHUA J ELLENBERGER
THOMAS J ELLENBERGER JOHNNY W ELLER WILLIAM M ELLERMAN II BRET A ELLINGWOOD HARRY JAMES ELLINGWOOD GABRIEL ELLIOT AARON DAVID ELLIOTT ALISHA MANON ELLIOTT BRANDON MATHEW ELLIOTT BROCK ALAN ELLIOTT CAMDEN JAMES ELLIOTT
CHARLES RILEY ELLIOTT CHARLES W ELLIOTT CODY GRAY ELLIOTT DANIELLE MARIE ELLIOTT EDWARD W ELLIOTT ELIJAH LEVI ELLIOTT JASON M ELLIOTT JAY RICKARD ELLIOTT JOHN L ELLIOTT JOHN ROBERT ELLIOTT JUSTIN LEE ELLIOTT LESLIE A ELLIOTT LONNIE E ELLIOTT
LUCAS A ELLIOTT MATTHEW ELLIOTT MICHAEL V ELLIOTT PATRICK W ELLIOTT RAYMOND L ELLIOTT TOMMY GEORGE ELLIOTT WILLIAM R ELLIOTT JR WYNN NOEL ELLIOTT ANDREW D ELLIS ANTHONY LAVERN ELLIS ASHLEY DANIELLE ELLIS CHASE DYLAN ELLIS
CODY MATTHEW ELLIS CURTIS PAUL ELLIS DONALD D ELLIS DURVEAL GEORGE ELLIS GLEN HARMON ELLIS JACOB LEVI ELLIS JAMES MICHAEL ELLIS JASON ELLIS JOSHUA DYLAN ELLIS KEVIN ELLIS KEVIN TODD ELLIS MICHAEL LEE ELLIS MICHAEL M ELLIS
MICHELLE ELLEN ELLIS MITCHELL R ELLIS ROBERT L ELLIS RYAN DANIEL ELLIS SUE A ELLIS TIMOTHY D ELLIS TONY ELLIS TYLER L ELLIS AUSTIN DOUGLAS ELLISON CHRISTOPHER ELLISON JAMES LEE ELLISON MICHELLE MARIE ELLISON NICHOLAS ELLISON
ALEXANDER J ELMORE EUGENE GEORGE ELMORE GINA M ELMORE JUAN D ELORZA-HERNANDEZ LOGAN M ELPERS PAUL O ELPIDAMA BRETT MATTHEW ELROD CODY TRENTON ELROD GLENN A ELROD KANDICE ELROD WAEL MOSAAD ELSHAMY JUSTIN JAMES ELSTON
ROBERT I ELSTON TREVOR D ELSTON COY RUSSELL ELTON ARAVINTH ELUMALAI RAJAN ELUMALAI DWAYNE ELVEY DYLAN KURTIS ELWOOD SHANE ERIC ELY MOHAMAD JAMIL ELZEIN TERRY R ELZY TYLER R ELZY TYLER K EMBREY ALAN SHANE EMBRY DAVID C EMBRY
KELECHI WOKEM EMELOGU BREANNA SUE EMENHISER TONY EMENHISER DEBORAH M EMERAN ALEXANDER EMERSON ARCHIE J EMERSON BRANDON C EMERSON DAVID R EMERSON JASON EMERSON JIM EMERSON KENNETH ZACHARY WELDON EMERSON
MICHAEL R EMERSON NATHANIEL H EMERSON SYLVIA EMERSON BRIAN L EMERY BRET EMLING ANDREW P EMMERT JR GORDON D EMMERT REAGAN C EMMONS LAURA ELIZABETH EMORY BRANDON MICHAEL EMPERATO WILLIAM T EMRAL BENJAMIN MATTHEW EMRICK
JOSE ALFREDO VAZQUEZ ENCARNACION MARCOS A ENCARNACION CARLOS ONESIMO ENCARNACION VICENCIO LEVI D ENGEBRETSON MATTHEW J ENGEL LOGAN ANDREW ENGELBERTH CALVIN D ENGELBRECHT GARY P ENGELMAN JOHN ENGELMOHR KERMIT C ENGLAND
WILLIAM CHAD ENGLAND CLINT W ENGLE JOSHUA R ENGLE DOUGLAS E ENGLEHART JORDAN ELIZABETH ENGLISH JUSTIN ENGLISH SCOT J ENGLISH STEPHEN C ENGLISH STEVEN ENGLISH ERON C ENO MARK J ENOCHS DAVID ENOS CLAUDIO ENRIQUE ROMERO
ERNESTO ENRIQUEZ MARK ANTHONY ENRIQUEZ RICKY ENRIQUEZ TRISTAN L ENSMINGER BRADY C EPPERSON JUSTIN LEE EPPERSON SCOTT A EPPERSON DEJAY BRYAN EPPERSON-ORT SHERYE NICOLE EPPS ASHLEIGH C ERB ALYSSA ERBAUGH JAMES ERBAUGH IV
JASON PETER EREMITA ALICE K ERICKSON BRYAN S ERICKSON LARRY EUGENE ERICKSON LUKAS ERICKSON RICH T ERICKSON SHAWN A ERICKSON STEPHANIE ERICKSON TODD J ERICKSON BRANDON SCOTT ERICSON JIM A ERIXON TYLER ERNSBERGER CHARLES D ERNST
PARKER THOMAS ERNST JENNIFER NICOLE ERNSTES NORMAN ERSKINE KEITH E ERTMAN SAI SINDHU ERUVURI ALEXANDER AMBROZ ERVIN CHRISTOPHER ERVIN DEREK DEONSLOW ERVIN JUSTIN D ERVIN SAMUEL F ERVIN WILLIE L ERVIN SADELLIA E ERVIN-OSBOURNE
KYLE J ERWERT DAVID W ERWIN KEVIN A ERWIN LAURA L ERWIN TONY ERWIN ALFREDO JOSE ESAA MORILLO PONSELVAN ESAKKI CEDRIC ESCALANTE GABRIEL ROY ESCALANTE MANUEL ESCALANTE JUAN PABLO ESCALANTE INZUNZA GERARDO ESCALANTE LOPEZ
MARCOS ANTONIO ESCALERA RAMON L ESCALONA JOSE ALBERTO ESCARRA STEVE J ESCOBAR WENDY MARISOL ESCOBAR NELSON ESCOBAR AGUILAR MARISOL ESCOBAR BARRADAS CLAUDIO ANDRES ESCOBAR PIZARRO ADALVERTO ESCOBEDO DILLAN JAMES ESCOBEDO
EFRAIN ESCOBEDO ILDEFONSO ESCOBEDO MIGUEL ANGEL ESCOBEDO ROBERT ESCOBEDO JR JULIO AVALOS ESCOTO DUSTIN L ESCOTT BRANDON L ESHOM RAYMOND ESKENAZI DONNIE R ESKRIDGE MAUREEN B ESMONT CARLOS ESTEBAN ESPARZA CLAIRE E ESPARZA
ITZEL GUADALUPE RUIZ ESPARZA JUAN MANUEL ESPARZA MA ELISABETH RUIZ ESPARZA OSVALDO MARTINEZ ESPARZA PEDRO JOSE ARMANDO PEREZ ESPARZA RENE ESPINAL GARCIA ALBERT ESPINO DANIA ZULEMA ESPINO ANDREW JEROME ESPINOSA DANIEL ESPINOSA
IGNACIO RODRIGUEZ ESPINOSA ARTURO ESPINOZA DANIEL ESPINOZA GERMAN ABUNDIS ESPINOZA JOSE LUIS GARCIA ESPINOZA JUAN CARLOS ESPINOZA MANUEL ALEJANDRO DE DIOS ESPINOZA MAURICIO ESPINOZA GARCIA JONEVEIVE ESPIRITU IAN L ESPLIN
JENELLE OWENS ESPOSITO JOSE PABLO ESQUIVEL VIVIANA ESQUIVEL PEREZ BILLY A ESSARY III DAN R ESSER EUCLIEZ ESTEBAN STEVEN M ESTEBAN MIGUEL ESTEBAN-MATEO JENNIFER ROSE ESTENSON JOSEPH ELIAS ESTEPHANE ALTHEA ESTERHUYSE BILLIE ESTES
BRIAN DALE ESTES JOHN WILLIAM ESTES RONNIE D ESTES JASON ESTOCK RYAN R ESTOPINAL ALFREDO ESTRADA CARLOS RAY ESTRADA DIANA ESTRADA EDGAR ESTRADA ENRIQUE L ESTRADA GILBERT A ESTRADA JOSE EMMANUEL ESTRADA JUAN J ESTRADA
MAXIMILLIAN GEORGE ESTRADA RAYMOND ESTRADA RICHARD ESTRADA ROGELIO ESTRADA ROMAN SANCHEZ ESTRADA NANCY ESTRADA PEREZ EDWARD ANTHONY ESTRELLA ELIZABETH ESTRELLA NICOLAS ESTRELLA NICOLAS ALEJANDRO ESTRELLA VEERAMANI ESWARAN
VIJAY ESWARAN CODEY LEE ETCHEN COLIN SCOTT ETCHEN JAMES G ETHEREDGE RICHARD LEE ETHERTON SYDNEY ETHIER KENDELL J ETHINGTON RUSTY RANDALL ETHRIDGE JEFFREY W ETRIS DONALD ETTINGER EDWARD ETTINGER JERROD ETTINGER TERRY RAY EUBANKS
FELICIANO CORONA EUGENIO ADISON JAMES EURE ANTHONY BROCK EURE DEMPSEY CLAY EURE HUNTER EARL EURE JOSEPH LEE EURE JOSHUA ADAM EURE NATHAN T EURE RONALD LEE EURE TRAVIS C EURE DONALD EVANKOVICH ALEXANDER CHRISTOPHER EVANS
AMANDA EVANS ANDREW M EVANS ASA P EVANS AUSTIN D EVANS BENJAMIN J EVANS BRADLEY AARON EVANS BRENT EVANS CHARLES KEITH EVANS CHERYL K EVANS CHRISTIAN RAINER EVANS CHRISTOPHER AVAN EVANS CHRISTOPHER T EVANS CODY S EVANS
COLTON D EVANS CRISTINA D EVANS DAVID J EVANS DERREK EDWARD EVANS DEVON PAUL EVANS EMILY J EVANS GEORGE CODY EVANS HYRUM DREW EVANS JAMES F EVANS JARETT RUSSELL EVANS JASON GERALD EVANS JEREMY D EVANS JONATHAN G EVANS
JOSELYN MARIE EVANS JUSTIN M EVANS KEITH E EVANS KENNEDY RUSSELL EVANS KRISTAN KEYONNA EVANS KYLE EVANS MARQUIS EVANS MICHAEL CHASE EVANS MICHAEL LEE EVANS MICHAEL REECE EVANS MICHEAL J EVANS MICHEAL L EVANS MOLLIE M EVANS
RODNEY L EVANS SAMUEL EVANS SCOTT ALAN EVANS SETH RUSTY EVANS SUZANNE J EVANS TANYA EVANS TERRENCE DONTRELLE EVANS THOMAS VAN EVANS TIFFANI LYNN EVANS TRENT M EVANS WILLIAM COLE EVANS WILLIAM SCOTT EVANS JUSTIN EVELEY
ALLEN EVERETT JOSHUA EVERETT MARIO BOBBY CORTEZ EVERETT MICHAEL W EVERETT SPENCER EVERETT AUSTIN EVERGREEN PERCI FAYE EVERGREEN JOY E EVERHARDT ELIZABETH SEWARD EVERHART CARL E EVERTS KEITH M EVERTS JUSTIN L EVES LEE EVETT
KYLANN CARTER EVINS BOB EVISTON JOSHUA EVJE ERIC EWALD DOUGLAS EWART JASON L EWART MICHAEL J EWING JACOB EYE RYAN AUSTIN EYE REES EYRE STEPHAN PAUL EZELL II MADUKA S EZIEKE MICHAEL PAUL EZYK FAAOFIA N FAAGAI SHAWN P FABER
STEVEN FABER TAWNYA D FABER ARTURO RIVERA FABIAN CHARLOTTE F FABIAN OSVALDO FABREGAS JASON FABRI CALEB FACER TRAVIS W FACER BRADLEY MATTHEW FACKLER CHARLOTTE CUMMINGS FACKLER RODNEY K FADDIS RICHARD B FAERBER
JUSTIN C FAGALY ALAN W FAGAN KEENAN W FAGAN SHAH FAHAD MOHAMMAD FAHEEM KEVIN PAUL FAHEY LISA A FAHNESTOCK HAKAM A FAHOUM ANDREW G FAIN KODY THOMAS FAIN DAPHNIE A FAIR JEREMY W FAIR JOSEPH MICHAEL FAIR KEITH A FAIR
KYLE J FAIR CHRIS R FAIRBANKS TRAVIS S FAIRBANKS ADAM D FAIRCHILD JOHN O FAIRHURST IV KEVIN W FAIRLEY OSCAR SERGIO PONCE FAJARDO REBECCA LYNN FALCO ALAN FALCON DANIEL FALCONE KEVIN J FALK FARAH ZEPEDA FALLAD JAMES FALLE
MITCHELL K FALLON STEPHEN L FALLS JONAS FAMPO KERRY A FANE CHAO LI FANG EMILY MICHAEL FANNIN THOMAS D FANNIN WHITLEY FANNIN DALE G FANTA JOSE LUIS FARIAS JOSEPH P FARINA ALEXANDER WILLIAM FARINELLI TONY L FARIS II
OSCAR OSWALDO FARJE ORNA DYLAN FARKAS MICHAEL FARKAS KARIM FARKHAD NAZARIY FARKHAD ROMAN FARKHAD ALEXIS C FARLEY JAMES FARLEY JORDAN ALEXANDER FARLEY JOSHUA E FARLEY MICHAEL FARLEY MELISSA NUNEZ FARLIN TYLER JAMES FARLOW
AMY BETH FARMER BRANDON TROY FARMER CRAIG FARMER SR DAVID M FARMER FREDERICK Q FARMER LAURA A FARMER NATHAN R FARNAM RYAN C FARNAM JACOB H FARNSWORTH JOSHUA J FARNSWORTH STEPHEN M FARO STEPHEN A FARRAR DAVID L FARRELL
ROBERT FARRELL SARAH JEAN FARRELL JOHN T FARRIOR JOHN C FARRIS JON-JACE K FARRIS KENNETH MELVIN FARRIS MARK BRACEWELL FARRIS ETHAN FARROW JERRI G FARROW LLOYD J FARROW NICHOLAS FARROW IRA FARROW JR JR IRA D FARROW SR SR
BONNIE L FATER TABORAE D FATHEREE ALEXIS LEE FAUCETT GARY WAYNE FAULK HENRY LEE FAULK JR AUSTIN D FAULKNER DAVID E FAULKNER DAVID JEREMY FAULKNER GARRETT CADE FAULKNER JABIANTE LEVAR FAULKNER JOEY FAULKNER PRESTON WILLIAM LEE FAULKNER
TOMMI FAULKNER WALTER FAULKNER JOHN MARK FAUST JOHN R FAUST RYAN FAUST MARCELO L FAUSTORILLA JR ELIZABETH FAVELA GREGORY FAVORS JOSEPH EDWARD FAVRE LYLE FAWCETT ROBERT FAWCETT EVAN FAWZI BRADLEY E FAY BRIAN FAY MARK FAY
DERIC M FAYLOR MICHAEL J FAYLOR MAHMOUD FAYTAROUNI ALLANNA FAZZARI YASSER FDL EL MULLA SPENCER FEAGAN BRANDON J FEAGIN NICHOLAS WILLIAM FEAGIN RONALD D FEAGIN JR WAYNE ERIC FEAGIN COLBY FEASBY KEEGAN SHAE FEAST
CODY CARLOS FEATHERSON MARK STEVEN FEATHERSTON DARREN FEATHERSTONE BRYAN J FECKE MARTA FEDAK ANTHONY FEDGA JR JACOB MICHAEL FEDIE MARC E FEDKENHAUER RYAN D FEDKENHAUER CRYSTAL E FEDOCK LAUREN MARIE FEDYSHYN JOHN T FEEBECK
ANNETTE M FEELER ZACHARY S FEELER CARLTON JAMES FEEMSTER JUSTIN ARTHUR FEESER CLEVELAND F FEGGINS CORRIE FEHR ANTHONY J FEHRING JR ANTHONY R FEHRINGER ANDREW J FEIKLS CORY L FEINBERG SEAN L FEINBERG ALEXANDER JAMES FEINGOLD
RICHARD L FEISTEL JOEY FELDER PHILLIP ANTHONY FELDMAN PHILIP E FELGAR AARON JACOB FELGER DAVID ERIC FELGER JOSHUA M FELGER THOMAS B FELICIANO RAMON SIERRA FELIPE MARIANO A FELIX NATHAN D FELIX KYLE FELLENZ TRAVIS FELLENZ
BRANDON CHARLES FELLER KATHY M FELLER WILLIAM J FELLINI CARROLL LESLIE FELTON JARRED ROBERT-ALLEN FENBY RONALD CAMERON FENDER WILLIAM T FENDER ANDREW B FENHOFF DAVID M FENNELL JOSHUA MICHAEL FENNELL RICKEY NONE FENNELL
JAMES FENNESY TAYLOR A FENNEWALD BROCK FENSKE MATTHEW J FEOCCO JAMES FEREBEE SONYA L FEREIRA TAYLOR FERGUS ANDREW JAMES FERGUSON AUSTIN ANDREW FERGUSON BRAD FERGUSON BROCK W FERGUSON DANGELO MARTECE FERGUSON
ELIZABETH FERGUSON EVAN PHILLIP FERGUSON JEREMY R FERGUSON JESSE R FERGUSON JESSICA FERGUSON JOHNATHAN DWAYNE FERGUSON JOSHUA J FERGUSON JUSTIN COLE FERGUSON KENNETH E FERGUSON KIMBERLY DAWN FERGUSON MARCUS D FERGUSON
SARA L FERGUSON TAMATEA MICHAEL FERGUSON TIMOTHY A FERGUSON ABDENNOUR FERHAT TYLER JOHN FERLICK VINCENT R FERLISI LUCINDO FERNANDES DAVE FERNANDEZ DAVID FERNANDEZ FERNANDO FERNANDEZ FRANCISCO F FERNANDEZ GRETEL FERNANDEZ
JAIME EDUARDO FERNANDEZ JEAN CHARLES FERNANDEZ JORGE FERNANDEZ KENNY ALEXAY FERNANDEZ MANUEL FERNANDEZ RONNY J FERNANDEZ RUDY M FERNANDEZ EZEQUIEL FERNANDEZ MANERO YUSUAN FERNANDEZ PEREZ KASEY JAY FERNAU PENNY A FERNET
ANTHONY F FERRARA MATTEO FERRARI SALVATORE FERRARI DAVID M FERRARO GONZALO FERREIRA KELLY R FERREIRA SERGIO FERREIRA MAURO ELIAS FERREIRA DO NASCIMENTO KEVIN W FERRELL ROBERT F FERRELL AYDEN HUNTER FERRIER TIMOTHY J FERRIER
JENNIFER E FERRIS MILLARD LEE FERRIS DEVON FESS ELIZABETH FESTERLING NATHEN MICHAEL THOMAS FEUCHTER JONATHAN MARK FEWELL PATRICK FEWER RICHARD FEWER UDO K FEY LINETTE MARIE FIBIGER JONATHAN M FICKLIN KASEY MELTON FICKLING
TESFU FIDEL TRAVIS LEE FIECHTER TREVOR FIEDELLECK ALEX FIELD DEANNA L FIELD JENNIFER FIELD JOHN E FIELD NATHAN T FIELD STEVE FIELD CHADD FIELDER MICHAEL DEWAYNE FIELDER ALACYIA T FIELDS ANTHONY M FIELDS BRANDON WAYNE FIELDS
BRIAN K FIELDS BRIAN S FIELDS CODY GENE FIELDS DONALD J FIELDS II GERRI L FIELDS JALEAH FIELDS JEFFERY C FIELDS MICHAEL R FIELDS MITCHELL ANDREW FIELDS NATHAN A FIELDS ONEISHA MONET FIELDS ROBYN MICHELLE FIELDS STANLEY ALAN FIELDS JR
HENRY S FIERROS JUAN MANUEL PEREZ FIERROS MARIO PEREZ FIERROS MARTY DALE FIFE JR AARON J FIFER EMIE FISHER FIFIELD DAKOTAH ALAN FIGENBAUM MARK A FIGGINS RILEY NICHOLE FIGGINS LUIS A FIGUERAS ALEXIS FIGUEROA DIMAS J FIGUEROA
FERNANDO FIGUEROA JONATAN FIGUEROA JUAN DE DIOS GONZALEZ FIGUEROA MICHAEL A FIGUEROA VICTORIA B FIGUEROA GIDGET FIKE JENNIFER M FIKE G BEN FIKES ROCKY C FIKES JAY FILER ROBERTO FILICE YAKOV V FILIPETS JULIE A FILIPI ANTHONY MARTIN FILIPIAK
KEVIN R FILIPOWICZ ORLANDO M FILIPPINI STEPHEN FILKINS GEVINCIN FILLINGAME RYAN FILLMORE CODY ALLEN FILYAW MYLES KENNETH FILYAW FRANK P FINAZZO CHASE ALEXANDER FINCH JACOB FINCH MICHAEL A FINCH RONNIE EDWARD FINCH
JAMES TYLER FINCHER JOSHUA STEVEN FINDER LORRAINE FINDLAY DAVID K FINDLEY JAMES D FINDLEY CHRISTY L FINFROCK ISAAC P FINGERLE HAZEN JAMES FINK JAMES C FINK JR JUSTIN FINK REGINA A FINK RICHARD VERNON FINK THOMAS MITCHELL FINK
CHAD WILLIAM FINKHAUS FRANKLIN D FINKRAL JEFFREY J FINKRAL SHANE P FINKRAL TREY T FINKRAL BILLY LANE FINLEY BOBBY W FINLEY SAMUEL C FINLEY ORRIN E FINNEFROCK BRIAN J FINNEGAN GARRET HAYES FINNEN SUSAN L FINOCHIARO JOHN H FIPP
EZECHIEL MICHAEL FIRESTINE ZACHARIAH J FIRESTINE MATTHEW A FIRST DUSTIN ALAN FIRTH LISA FIRTH CRAIG A FISCHER DAVID A FISCHER HOWARD M FISCHER III JAMES FISCHER JEFFREY CHARLES FISCHER JOHN FISCHER MADISON ANNE FISCHER AMY J FISHER
ANDREW FISHER CODY FISHER DAVID FISHER DONALD D FISHER IV DUSTIN P FISHER FRANK M FISHER JR JASON B FISHER JEREMY EUGENE JASON FISHER JOHN A FISHER KIMBERLY FAITH FISHER LARRY GENE FISHER PAUL O FISHER RICKY J FISHER SAMANTHA FISHER
SETH CLARK FISHER SONYA FISHER STACEY L FISHER TRAVIS G FISHER TYLER AUSTIN FISHER WINSTON FISHER WESLEY THOMAS FISHERO B SAMUEL FISHLEDER DIJUAN D FISHLEY ANDREW MICHAEL FISHMAN MAYTEYEFEN YIYE FISIY ADAM LANCE FISK
EDWARD J FISK KALEB FITCH COLE FITOSKI DONALD N FITTRO STEVEN F FITTRO ANDREW MASON FITZGERALD GARRET R FITZGERALD IAN JAMES FITZGERALD JEREMY OBRIAN FITZGERALD JOHN JAMES FITZGERALD III MARCUS CALVIN FITZGERALD ROBERT L FITZGERALD
SEAN MARK FITZGERALD TIMOTHY OWEN FITZGERALD DOUGLAS B FITZMAURICE BERNARD FITZPATRICK BRIAN FITZPATRICK COREY R FITZPATRICK SCOTT FITZPATRICK CHRISTOPHER R FIX EDWIN TYRONE FLAGG JR MARTIN JOSPEH FLAKE GRANT LOUIS FLAKNE
SPENCER MICHAEL FLAMM COLE WEN FLANAGAN JARROD LAWRENCE FLANAGAN JORDAN COLBY FLANAGAN MITCHELL L FLANAGAN ERIC H FLANDERS JOHN R FLANIGAN DEREK L FLATNESS JAMES C FLECK ANDREW WILLIAM FLEEMAN NICKOLAS WAYNE FLEEMAN
JEFFREY D FLEGEL JONATHAN LEWIS FLEISCHMAN BRANDON PAUL FLEMING BRIAN HALLMAN FLEMING BRYAN S FLEMING CHRISTOPHER A FLEMING DANIEL EDWARD FLEMING JR DERRIC S FLEMING EVAN ANTHONY FLEMING JEFFREY DENNIS FLEMING JUSTIN FLEMING
NATHAN T FLEMING NICKLAUS TY FLEMING NIKETA B FLEMING NIKETA BERNARD FLEMING PATRICK G FLEMING SEAMUS FLEMING STEPHEN FLEMING JR DARNELL LARAY FLEMMING JAMEL FLEMMING JERMAINE S FLEMMING MATTHEW FLEMON MICHAEL STEPHEN FLEMON
DEREK J FLESNER JEREMIAH R FLESNER DEREK T FLETCHALL ANDREW B FLETCHER ANDREW HOWARD FLETCHER ANDREW MICHAEL FLETCHER BECCA EVE FLETCHER CULLEN E FLETCHER DAYMON DEMYTRION FLETCHER GREGORY L FLETCHER JORDEN LAMAR FLETCHER
JULIAN MARQUIS FLETCHER KELLIE FLETCHER MELISSE DANIELLE FLETCHER TAZE B FLETCHER OSTANT FLEURANT BRIAN CHARLES FLICK STEVEN C FLINN BRIAN J FLINT CAMERON THOMPSON FLIPPO THOMAS GRANT FLIPPO LEE W FLODDER AMIE FLOOD
BYRON MICHAEL FLOOD CODY THOMAS FLOOD ADAN FLORES ALBERT CHARLES FLORES ALEJANDRO FLORES ALFREDO JESUS FLORES ANALITH FLORES CARLOS I FLORES CHRISTOPHER DUANE FLORES CLAUDIA SELENE FLORES CLEMENTE MARIO VALENCIA FLORES
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JIMMY C FLOWERS JR LOIS B FLOWERS MALLORY NICOLE FLOWERS MARGARET REGINA FLOWERS PAUL T FLOWERS III TOBY J FLOWERS WILLIAM JOSEPH FLOWERS JR EVAN CHARLES FLOYD JAMES AARON FLOYD JASON FLOYD JASON COLLIN FLOYD JOHN A FLOYD
JOHN ETHAN FLOYD NOAH GAGE FLOYD OLIVIA DANIELLE FLOYD ROBERT EARLE FLOYD TIMOTHY FLOYD VICTOR S FLOYD JOHN J FLUD JR RUSSELL ANDREW FLUECH DAKOTA WAYNE FLYNN DEREK LALONDE FLYNN DEVIN ALLEN FLYNN JAMES L FLYNN JAMIE LYNN FLYNN
JOHNATHAN JASON PAUL FLYNN KEVIN RAY FLYNN RORIQUZ DONTRAY FLYNN TIMOTHY L FLYNN REECE H FLYNT JR SONYA ANN FLYNT STIRLING CHRISTINE FLYNT AMERICUS V FLYTHE IV DANIEL FLYTHE RUSSELL THOMAS FLYTHE TALON FOARD-JOHN JEANNE M FOGARTY
AARON ANTHONY FOGLE JEFFERY T FOGLE KEVIN DALE FOGLE BRIAN M FOLEY LEO FOLEY PETER F FOLEY SHANE H FOLK PAUL F FOLKERS TERYIAN COLLE FOLKES DONALD J FOLLICK GEORGE E FOLLIN GRAHAM WALKER FOLLIN DANIEL FOLLIS STEPHEN C FOLLIS
PATRICK B FOLLMER JR GABRIELLE ELISE FOLMAR WILLIAM DEAN FOLMAR MICHAEL EUGENE FOLSOM CHARLES R FOLTZ JR STEPHEN S FOLTZ DEMICHAEL ESTELVON FOMBY ANDREW FONDA JAYCE AARON FONDREN IVAN P FONG YU HIM FONG JOSHUA RUSSELL FONGER
COLEY FONKE CHRISTOPHER OSVALDO FONSECA FONSECA DONOVAN GUADALUPE GONZALEZ FONSECA MALIYAH MARIE FONSECA MARIA ISABEL FONSECA MARIO FONSECA SKYLER FONTAINE VINCENT J FONTANA GERSHWIN FONTENARD KATHERINE WILLIS FONTENOT
TODD BRADLEY FONTENOT ANDREW J FOOTE JEREMY SCOTT FOOTE JOHN C FOOTE CHAD JOSEPH FORBES CHRISTY FORBES JUSTIN BRADLEY FORBES KYLE FORBES THOMAS DAVID FORBESS JOHN DAVID FORBIS ANDREW L FORD BENJAMIN L FORD BRADLEY FORD
BRANTLEY M FORD CHRISTIAN L FORD DANIEL W FORD DARREN W FORD DAVID ALBERT FORD DEVIN MICHAEL FORD EUGENE FORD JR JEFFREY L FORD JOSHUA DAVID FORD KIRA ASHLEY FORD KRISTOPHER D FORD KYLE W FORD LARRY D FORD LEWIS D FORD
MACINTYRE ALBERT FORD RONETTA FORD SHERECE FERGUSON FORD TAYLOR L FORD WILLIAM D FORD CRAIG DEAN FORDYCE BRIAN E FOREMAN JESSE D FOREMAN JOHN BROWER FOREMAN JR SARAH ELIZABETH FORER JUSTIN W FORESTER JIM DAVID FORMBY
JOSHUA S FORMECK BRIAN C FORNASH CHRISTOPHER WAYNE FORNASH GAYLE L FORNSHELL HAMID FOROUGHI MARK ALLEN FORRER JOHN D FORREST PETER FORREST ADAM T FORSELL DEANNE M FORSELL JAMES A FORSELL ANDREW JAMES FORSLING
JOHN R FORSTER SARAH FORSTER GREGORY FORSYTH STEVEN B FORSYTH JESSIE M FORSYTHE STEPHEN B FORSYTHE RONNIE FORTE ZERONN FORTE AUBURN MCKEE FORTENBERRY BRIAN KEITH FORTENBERRY CALEB RYAN FORTENBERRY HEATHER J FORTENBERRY
MELISSA BOUNDS FORTENBERRY WESTON SIMS FORTENBERRY JAMY FORTIN MICHAEL J FORTIN BENNIE HAROLD FORTNER BUFFY L FORTNER KRISTY LEIGH FORTNER CODY RAY FORTNEY EVAN MICHAEL FORTSON ROBERT E FORTSON BENJAMIN FORZANI BRANDI N FOSS
DAWN FOSSE COOK ERIC D FOSSUM ASHLEY NICOLE FOSTER BROOKE MARIE FOSTER CHERYL L FOSTER CONNER JOZEF FOSTER DONAVON FOSTER EDWARD C FOSTER FRANK W FOSTER JAMES RICHARD FOSTER JR JEREMY J FOSTER JOHN FOSTER JOHN CHARLES FOSTER
JOHN MICHAEL FOSTER JOSEPH FOSTER JOSEPH M FOSTER JOSHUA M FOSTER MATTHEW FOSTER MATTHEW W FOSTER NORMAN ROBERT FOSTER PHILLIP MARTEL FOSTER ROBERT FOSTER SCOTT BLAINE FOSTER STANLEY R FOSTER STEVEN MICHAEL FOSTER
THOMAS WAYNE FOSTER ANTONIO FOULKS JEFF FOUNTAIN FELIX FOURNIER ALEAH BETH FOUSHEE CHARLES JOSHUA FOUSHEE ANNIE L FOUST REID DAVID FOUTY JUSTIN FOWKES ADAM FOWLER CALEB K FOWLER DEAN FOWLER JAMES H FOWLER JOHN E FOWLER
JUSTIN DALE FOWLER ROBERT FORREST FOWLER RUSSELL LEE FOWLER TIMOTHY LOGAN FOWLER TOMMY LEE FOWLER WESLEY W FOWLER KEITH ALLEN FOWLKES ADAM LOGAN FOX ASHLYN ROSE FOX BOBBIE J FOX CHRISTIAN DALE FOX DILLAN FOX GEOFF FOX
JASON C FOX KELLY JUNIOR FOX KEN FOX LUKE LESLIE FOX MATTHEW L FOX MICHAEL D FOX NATHAN FOX RONALD E FOX ROY LEE FOX III RYAN H FOX RYAN THOMAS FOX SAMUEL FOX SARAH ELIZABETH FOX TEIHA MARIE FOX TIMOTHY A FOX TRAVIS D FOXWORTH
DANIEL L FOXWORTHY JOSHUA M FOXWORTHY MARK F FRACKOWIAK TRAVIS FRADD HERIBERTO LANDEROS FRAGA TYLER WAYNE FRAILEY ANTHONY J FRALEY TAMMY E FRALEY JAMES MATTHEW FRAME DIANE FRAMPTON WESLEY F FRAMPTON ROBERT E FRANCE
BRETT DEREK FRANCIS EDWARD CHRISTOPHER FRANCIS JIMMY D FRANCIS KARIM W FRANCIS STEVEN MARK FRANCIS TRACE FRANCIS GREGORY RAY FRANCISCO RAUL FRANCISCO JUAN FRANCISCO MATEO ALEX FRANCO CARLOS ANDRES FRANCO JOSEPH FRANCO
MAGDASA JOSEPH FRANCOIS JORDAN CHRISTOPHER FRANCOIS-WARD STEPHEN FRANDSEN WILLIAM FRANDSEN ANDREW J FRANK CLARK ERWIN FRANK ANDREW T FRANKE CODY C FRANKENBERG ROBERT R FRANKENBERG BRADLEY C FRANKLIN CHAD B FRANKLIN
CLAYTON E FRANKLIN CRYSTAL D FRANKLIN HARLAND R FRANKLIN JAMES MATTHEW FRANKLIN JAMES W FRANKLIN JASON FRANKLIN JUSTIN L FRANKLIN KELLEY W FRANKLIN KEVIN C FRANKLIN KIMBERLY D FRANKLIN KYRON J FRANKLIN MARK E FRANKLIN
MICHAEL BARRY FRANKLIN TOBY L FRANKLIN TRAVENSKI FRANKLIN WILLIAM MICHAEL FRANKLIN AARON TERRY FRANKS DUSTIN J FRANKS KENNETH D FRANKS KENNETH R FRANKS THOMAS R FRANKS GEORGE E FRANTZ II JENNIFER FRANZ KEVIN MICHAEL FRANZ
JOSEPH MICHAEL FRANZA RICHARD FRAPPIER CHRISTINE FRASER COURTLAND ADOLPH FRASER GRANT FRASER NATHAN FRASER JACOB L FRASIER JOHN A FRASIER ELIZABETH H FRASURE DALTON M FRAUGHTON ANDY FRAUSTO KANDI LYN FRAZE CARLY RENEE FRAZIER
JEREMY C FRAZIER JOE FRAZIER MICHAEL D FRAZIER RUSSELL K FRAZIER TERRENCE C FRAZIER TYLER C FRAZIER ROGER G FRAZZINI HAROLD FRECH CODY FRECHETTE ANDREW GERALD FREDERICK JAMES LEE FREDERICK JUSTIN WAYNE FREDERICK
JOSEPH E FREDRICKSON LOGAN H FREDRICKSON WENDY J FREDRICKSON KEVIN R FREEHILL CHAD E FREELAND ELLIOTT S FREELS ALEXANDER FREEMAN BOBBY-JOE FREEMAN BYRON FREEMAN CAROLINE FREEMAN CHASE NATHANIEL FREEMAN CLINTON W FREEMAN
DAMIAN T FREEMAN DANIEL FREEMAN DUSTIN FREEMAN GARRETT B FREEMAN JACOB FREEMAN JEFFREY A FREEMAN JOSHUA FREEMAN JOSHUA L FREEMAN JUSTIN J FREEMAN KALE JOSEPH FREEMAN LOGAN BRADLEY FREEMAN MARK FREEMAN JR MARK J FREEMAN
MATTHEW L FREEMAN NATHANIEL LEE FREEMAN PAIGE E FREEMAN ROBERT C FREEMAN RODNEY FREEMAN TANERIA DENISE FREEMAN TYRONE LAMONT FREEMAN WILLIAM D FREEMAN JR JACQUQANDALA FREENEY ELAINE FREER CAITLIN CHEYENNE FREESE
GEORGE RAY FREET COLBY R FREEZE JAMES E FREIBERG BETH FREIDENBERGER JASON FREIDENBERGER JULIE M FREILING MATTHEW FREILINGER NICHOLAS R FREISE WILLIAM ALLEN FREITAG AARON S FRENCH ANTHONY WAYNE FRENCH CLAY ROBERT FRENCH
JAMES A FRENCH JASON TODD FRENCH JEREMY B FRENCH JONATHAN FRENCH KIERA A FRENCH MELANIE DENISE FRENCH MICHAEL MARTIN FRENCH PATRICK A FRENCH THOMAS J FRENCH TIMOTHY JOHN FRENCH TROY D FRENCH TYLER D FRENCH
CHRISTINA MARIE FRESH JEFFERY CHASE FRETWELL ETHAN FREUND MASON J FREW BRANDON FREY JESSIE FRIAR SKY DANIEL FRIAR JOHN P FRIAS KYLE FRICK STEVEN M FRICK KYLE AUSTIN FRICKE DANIEL JAMES FRIEDRICH DAVID JOSEPH FRIEDRICH
STEPHEN M FRIEDRICH TROY J FRIEDRICHSEN AARON G FRIEND LEVI D FRIEND THOMAS RAY-DANIEL FRIER CINDY RENELL FRIERSON DYLAN J FRIESZ CLIFFORD H FRINK EUSTIN L FRISCH KEITH D FRISCH KEYTON ALEXANDER FRISCH MELVIN J FRISCH ALEXIS LYNN FRITCH
LEVI MICHAEL FRITCH MICHAEL L FRITCH AMANDA K FRITZ KYLE FRITZ MICHAEL FRITZ NICK FRITZ MONTE L FRITZEN SETH M FROEDGE JAMES RICHARD FROEHLICH MAXWELL J FROEHLICH MARSHA S FROHBERG ADAM M FROMHERZ MARY-ELLEN FRONGILLO
COLTON JOHN FRONK MICHAEL K FRONK WILLIAM B FRONK JOE FRONZAGLIO BRYTON MARSHALL FROST CHRISTY MICHELLE FROST SCOTT L FROST SCOTT F FRUITS AUDREY ALLEN FRUMP BENJAMIN D FRY GERALD S FRY JASON P FRY JON FRY RYAN FRY
SHAUN D FRY MORGAN CLAY FRYAR BRIAN C FRYE HOLLIE A FRYE JAMES RUSSELL FRYE JERRY THOMAS FRYMAN KENNETH FRYMAN JONAH MILLER FRYMIRE MATTHEW THOMAS FRYMIRE JIE FU TUI P FUALAAU DAVID A FUCHS WAYNE FUDGE GUSTAVO FUENTES
ISAIAH MICHAEL FUENTES JUAN JOSE FUENTES VICTOR HUGO FUENTES JUAN A FUENTES SALGADO ALBERT L FUGATE COREY JENNINGS FUGATE ETHAN NICHOLAS FUGATE JORDAN M FUGATE MICHAEL L FUGATE ADAM DALE FUHRER SHUNTARO FUJISHIMA
DALTON GRANT FULBRIGHT ERIC A FULBRIGHT COLBY GAVIN FULCHER WADE J FULKERSIN JOHN DYLAN FULKS LOUIE J FULLEN BLAKE A FULLER COBY G FULLER COURTNEY SHAYNE FULLER ERIK HUGH FULLER FREDDY BRYAN FULLER HEATH ISRAEL FULLER
MICHAEL FULLER MICHAEL CODY FULLER MICHELLE LEE FULLER PATRICK JAMES IACUONE FULLER PAUL MICHAEL FULLER TERI MCDOUGAL FULLER KAYLOR LENEE FULLERTON SCOTT H FULLERTON KURT W FULLMER GARY LAMONT FULMORE WILLIAM BRAILEY FULMORE
ADAM C FULNER EDWARD LEE FULTON ERVIN L FULTON ERVIN LESTER FULTON JR JEFFREY JAMES FULTON JERRY W FULTON JR JOHN M FULTON SAM FULTON WILLIAM COLTON FULTON CLIFTON SHANE FULTZ CORY S FULTZ MONTE LANCE FULTZ SARALOU ZAE FULTZ
ALOHA MISIOKA FULU CHRISTINA ANN FUNDERBURK JOHNNY FUNDERBURK JR NATHAN ANDREW FUNDERBURK AMANDA FUNK DANIEL J FUNK JACOB FUNK JOY DOLORES FUNK LISA J FUNK MASON E FUNK MEGAN FUNK NICHOLAS LEE FUNK STEPHEN R FUNK
DONALD J FUQUA EDD FUQUA JR JESSIE A FUQUA KIRSTI L FUQUA LOGAN MICHAEL FUQUA STANLEY GLENN FUQUA JR THOMAS Z FUQUA TYLER LEE FUQUA BRADLEY FURBER RICARDO AUGUSTO FURCH ROBERT G FUREY JENNIE FURGAL TRAVIS J FURGERSON
VITO ROLAND FURLANO AMANDA-EMILY E FURMAN ANDREW W FURMAN GARY A FURNISH JONATHON R FURNISH RAYMOND E FURNISH GARY D FURR JACK D FURR JR JEFFREY P FURR ANTHONY J FURTADO MICHAEL J FURTADO CHRISTOPHER C FUSELIER
BENJAMIN KYLE FUSON JONATHAN FUSON HUNTER MICHAEL FUTCHKO STEVEN M FUTRELL WILLIAM FUTRELL DAVID FYFE CHRISTOPHER LANCE GABBARD MICHAEL W GABBARD RHONDA M GABBARD SAMANTHA M GABBARD RICKY L GABLE MATTHEW RILEY GABORIK
JOSHUA L GABRIEL PEGGY GABRIEL WALAA GADAIN LYTONIOA LYRIENTA GADDIS MATTHEW EZZRIAH GADDIS MICHAEL L GADDIS LUTHER S GADDY JAMES MICHAEL GADEBERG AARON D GADEKEN PAVANKUMAR GADICHERLA JEREMY ALLEN GADOW
HEYWARD ADARELL GADSDEN JEREMY JERMAINE GADSON NEIL A GAEDE MARK T GAETKE CORY A GAFF NICHOLAS GAFF AMY E GAFFNEY DONNA MARIE GAGE JUSTIN PATRICK GAGE STEVEN GAGE TIMOTHY DALE GAGE MICHAEL GAGLIANO ALAIN GAGNE
BRETT E GAGNON SYLVA GAGNON OMAR GAGUI BALJIT GAHUNIA CHRISTOPHER M GAIGE HAILEY GAINER ADAM J GAINES COBY WADE GAINES DARRICK L GAINES DIONTRESS K GAINES JERALD E GAINES JR CARLTON CRAVIN GAINEY DAVID MICHAEL GAINEY JR
GARRETT ALLEN GAINEY JOSHUA GAINEY KENNETH NEBRASKA GAINEY RICHARD S GAINEY RUSSELL L GAINEY SCOTT E GAINEY TOBY L GAINEY WILLIAM R GAINEY JR ZACHARY GAINEY CARYL L GAISER WILLIAM GAITHER ZACHARY LAWSON GAITHER MILAN GAJJAR
ADAM GAKOU MALICK GAKOU AMIR YHOSHUA GAL ADAM C GALAGAN ALFON GALANG RYONEIL GALANG ALEXANDER MARX GALARZA CARLOS CECILIO GALARZA DAVID JOSEPH GALASSO DAVID M GALBRAITH ROSS W GALBREATH JAMMIE LEN GALE JOHN MELTON GALE III
JOSE LUIS GALICIA CABRERA CARLOS A GALINDO JR ISSAC GILBERT GALINDO LUIS ARMANDO LOPEZ GALINDO RAMON GARNICA GALINDO ADAM GALL BRADLEY GALL RONALD S GALL GAYE A GALLAGHER LOGAN ROBERT GALLAGHER SAMANTHA MAE GALLAGHER
TONY L GALLAGHER ZOEY PAITYN JUSTINE GALLAGHER CAMERON GALLANT JEREMY GALLANT ALAN D GALLEGO CHRISTOPHER JOHN GALLEGOS DAVID J GALLEGOS JACOB AARON GALLEGOS JOSHUA DONANCIANO GALLEGOS MARIA MARTINA GALLEGOS
RUDY EDWARD GALLEGOS ANTHONY ARTHUR GALLO ERIC E GALLO MICHAEL D GALLO STEPHANIE GALLO ANTWAIN GALLOWAY BENJAMIN JOSEPH GALLOWAY CLIFFORD LEON GALLOWAY JR JARRETT GALLOWAY JENNIFER MCELVEEN GALLOWAY JUSTIN WILLIAM GALLOWAY
MATTHEW L GALLOWAY RONALD K GALLOWAY KEITH R GALLUP PHILLIP CHRISTIAN GALLUPS CHARLES PATRICK GALLUSSER ALESSA GALVAN ALEX GALVAN FATIMA MONSERRAT MARRON GALVAN GILBERTO GALVAN GILBERTO DONTE GALVAN HUMBERTO GALVAN

INDALECIO GALVAN JOSE GALVAN MICHAEL A GALVAN CECILIA GALVEZ GERARDO A GALVEZ JORGE E GALVEZ JAMES PHILLIP GAMAGE MATTHEW ERIC GAMBAL ALFRED J GAMBILL II AMBER SHAE GAMBLE DAVID AUSTIN GAMBLE JAMES L GAMBLE JUSTIN LEE GAMBLE
LAWRENCE FOXX GAMBLE LEVI JACOB GAMBLE MICHAEL GAMBLE SAMUEL R GAMBLE THOMAS RICHARD GAMBLE ZACHARY T GAMBLE ANTHONY F GAMBONI ROSS W GAMBRELL CALEB L GAMBRIEL HOSSAMELDIN GAMIL JUAN CARLOS GAMIÑO SCOTT WILLIAM GAMMELL
JEFFREY CHARLES GAMMON CHAD GAMMONS MATTHEW IAN GAMPFER VICTOR M GANDARA ALFONSO GANDOLFO ALFONSO J GANDOLFO SALVATORE GANDOLFO BEVERLY I GANDY DAVID B GANDY DEVIN DALE GANDY FRANKIE KEVIN GANDY HOBSON E GANDY
TIMMIE L GANDY KALAISELVI G GANESAMOORTHI D PARTHIPAN GANESAN UDHAYAKUMAR GANESAN NIVENDIRAN GANESH N CHRISTOPHER LEE GANN CODY AARON GANN JEREMIAH SAMUEL GANN JOHN EDWIN GANN JOSEPH GANNON SETH JACOB GANS
SOLOMON DAVID GANS ETHAN J GANSEBOM MICHAEL R GANSEBOM THOMAS A GANSEBOM LEAH N GANSKE LUKE ANDREW GANSTER JOSILEAN M GANT JORDAN LEE GANUS RUTH GARACH DAMIAN GARBUTT FREDERICK GARBUTT SAYRA MATILDE GARCES
LUIS MANUEL GARCES POMPA ADRIANA TORRES GARCIA ALAN JAHIR GARCIA ALEJANDRO GARCIA ALEJANDRO HERNANDEZ GARCIA AMANDA HUGHES GARCIA ANGEL L GARCIA ANGELICA GARCIA ANTHONY URIEL GARCIA ARIES CASELL GARCIA ARTURO GARCIA
ARTURO S GARCIA BRAULIO GARCIA BRAULIO GARCIA BRYAN MICHAEL GARCIA CHRIS S GARCIA CYNTHIA J GARCIA DANIEL GARCIA DANIEL DE JESUS GARCIA GARCIA DANIELA NA GARCIA DANIELLE GARCIA DAVID GARCIA DAVID GARCIA DAVID BAYNE GARCIA
DAVID P GARCIA DIEGO GARCIA ECTOR DANIEL SOLIS GARCIA EDUARDO GARCIA EDWIN GARCIA EFREN GONZALEZ GARCIA ELEAZAR GARCIA ERIC GARCIA ERIC RAY GARCIA FRANCISCO GARCIA GABRIEL S GARCIA GEORGINA GARCIA GARCIA GERARDO GARCIA
GERARDO ALEJANDRO GARCIA GILBERT M GARCIA HUMBERTO HERNANDEZ GARCIA JAVIER A GARCIA JESSICA ALVAREZ GARCIA JESUS DANIEL GARCIA JESUS TORRES GARCIA JOEL GARCIA JOHN CARLO GARCIA JORDEN MATEO GARCIA JORGE GARCIA JOSE A GARCIA
JOSE ALFREDO GARCIA GARCIA JOSE ALFREDO GOMEZ GARCIA JOSE ANTONIO ROBLES GARCIA JOSE LUIS GARCIA JOSE LUIS GARCIA JOSE MANUEL GARCIA JOSIAH SEBASTIAN GARCIA JUAN GARCIA JUAN GARCIA JUAN DIEGO GARCIA GARCIA JULIO GARCIA
JULIO CESAR GARCIA JUVENAL GARCIA LEONARDO HERNANDEZ GARCIA LEOPOLDO GARCIA LINO ALEXANDER GARCIA LORENZO GARCIA LUIS A GARCIA LUIS ALBERTO GARCIA LUIS ALBERTO GARCIA MARCO ANTONIO GARCIA MARIA M GARCIA MIGUEL A GARCIA
MIGUEL IGNACIO GARCIA MODESTO H GARCIA MOISES MANCERA GARCIA NOE MORA GARCIA ORLANDO ABISAI GARCIA PAULO GARCIA PHILIP GARCIA RAMON GARCIA JR RENE GARCIA RHONDA J GARCIA RICARDO A GARCIA RIGOBERTO GARCIA RIGOBERTO GARCIA
ROGER GARCIA JR ROJELIO ANTONIO GARCIA RUBEN CARLOS GARCIA SAHYDI GARCIA SALVADOR GARCIA SAUL MACIAS GARCIA TRENTEN GARCIA ZACARIAS LUPE GARCIA FRANCISCO GARCIA CANO RICARDO GARCIA DE ALBA JOSE R GARCIA JUAREZ
GABRIELA GARCIA MARTINEZ SAUL GARCIA MENDOZA CHRISTIAN EVARISTO GARCIA MORENO MOISES AUGUSTO GARCIA PEREZ JOSE A GARCIA RAMIREZ GUADALUPE ESMERALDA GARCIA RIVERA RUBEN GARCIA RIVERA JR KARLA CECILIA GARCIA ROJAS
DIONISIA GARCIA SANCHEZ DAVID A GARCIA TOVAR EMERSON EFRAIN GARCIA VARELA GABRIEL GARCIA-PINON MANUEL GARCIA-PINON KIARA MARIE GARDEA JONATHON GARDINER ADAM CHANDLER GARDNER BUFF GARDNER CHARLES JOSEPH GARDNER
CHRISTOPHER GARDNER CLAYTON JAMES GARDNER DARIN GARDNER DARRYL L GARDNER DENVER C GARDNER DYLAN ANDREW GARDNER EMILA SHRINER GARDNER ERIC RYAN GARDNER MATTHEW RAY GARDNER MICHAEL GARDNER ROCKY D GARDNER
RODNEY CHRISTOPHER GARDNER JR TAYLOR JAMES GARDNER TREVOR FRANK GARDNER WARREN GARDNER SARA IRENE GARE JOHN D GARIANO STEVEN EDWIN GARIANO LUIS M GARIBALDI DYLAN JOSEPH GARING DANIEL GARIVAY MANUEL H GARIVAY MARIZCALES
CECIL S GARLAND EDWARD H GARLAND JAMES DANIEL GARMAN RICHARD GARMAN ELIZABETH COOTS GARMANY DUSTIN MATTHEW GARMON II ABEL GARN JARED R GARN WADE J GARN AARON C GARNER ALEXANDER SCOTT GARNER CARL MICHAEL GARNER
ETHAN LEE GARNER GREIMANTE DENZEL GARNER HEATH LEVI GARNER JAMEE BEASLEY GARNER JAMES C GARNER JAYLON TRAVIL GARNER JEFFERY A GARNER JEFFERY STRATTON GARNER JEREMY NATHANEIL GARNER JEREMY T GARNER LANDON CHRISTOPHER GARNER
MATTHEW TIMOTHY GARNER REX D GARNER SAMUEL SETH GARNER STEDMAN HUNT GARNER SANY GARO RICHARD DEAN GARR NICHOLAS J GARRAMONE RICHARD BRIAN GARRARD RAMONE GARRAWAY SARAH J GARRETSON ANGELA M GARRETT BENJY L GARRETT
BILLY GARRETT BRIAN F GARRETT CALLISSIA RENEE GARRETT CHRISTOPHER ELLIS GARRETT JAY L GARRETT JR JOHN T GARRETT JOSHUA GARRETT KENNETH ALAN GARRETT MICHAEL R GARRETT RODNEY A GARRETT RUSSELL G GARRETT STEPHANIE B GARRETT
STEVEN R GARRETT WALLACE W GARRETT KASEY JAMES GARRICK JAMES O GARRIGAN JR DANNY LEE GARRIS DAVID ALAN GARRIS JERRY PRENTICE GARRIS WILLIE D GARRIS DAVID GARRIS II BENJAMIN GARRISON CASEY GARRISON GEORGE GARRISON
JOHN W GARRISON II MATTHEW R GARRISON BRIAN D GARRY TYLER M GARST TAMALA LYNNETT GARTH TIMOTHY D GARTH TERRY GARVER JAMES TYLER GARVIN ADRIAN ALBERTO GARZA ALFONSO GARZA ANGEL D GARZA BETH YVONNE GARZA EDUARDO GARZA
JAKE VARDEN GARZA JAMES N GARZA JESUS GARZA JOE GARZA JR VICTOR GARZA SALDIVAR ALEJANDRO NA GARZON MORENO ALTON HUGH GASKINS JR GEORGE N GASKINS JOHN JAMES GASKINS JOHN L GASKINS PHILLIP MICHAEL GASKINS WILLIAM L GASKINS II
PAMELA ANN GASKINS-BROCK STEPHANIE LYNN GASKINS-HORNSBY AARON KEITH GASKINS-JACKSON JULIO GASPAR PEDRO MIGUEL GASPAR PEDRO RAMIRO GASPAR SR MICAELA GASPAR DE MIGUEL ELISEO UBALDO GASPAR GASPAR SCOTT GASPIE CRISTY A GASS
HEIDI GASS LORENZO GASS ANDREW SCOTT GASSAWAY DAVID E GASSAWAY JERRY L GASTON RAJENDRA GASTON JESSE LEE GASWINT SHAWN WILLIAM GATCOMB PEYTON MATTHEW GATES LEE-J KEOLA GATEWOOD RICKEY CHRISTOPHER GATHERS JR JACOB GATLIN
KENNETH L GATLIN SABRINA KAY GATLIN BLADEN MCCOY GATLING KEISTON D GATSON EDWARD GATTISON KISHION RAMAH GATTISON PRISCILLA MICHELLE GATTISON TECODIE GATTISON WAYNE GATTSHALL BRUIN EUGENE GAUDIG SARA ZUCCARELLO GAUDIN
DAVID GAUDREAU JOSHUA M GAUGHAN CHASE MICHAEL GAUGHENBAUGH COLLIN MARK GAUGHENBAUGH JEREMY L GAUKEL MARK GAUKEL RYAN A GAULT EZEQUIEL GAUNA PEDRO CANDELARIO GAUNA ZUNIGA ZACHARY C GAUNTT HARIPRASAD GAUTAM
DEREK GAUTHIER JASON GAUTHIER MARQUIS GAUTHIER STEVE GAUTHIER BRADLEY GAUTHREAUX DATHAN JOEL GAUTREAU RYAN EDMOND GAUVIN SHERRILL A GAVEL MELANIE BRIDWELL GAVIDIA DESMOND GAVIN JOSHUA TREMAIN GAVIN THOMAS GERALD GAVIN
DAVID GAVRISH JEFFREY GAWLEY ZBIGNIEW GAWRYS STEVEN W GAY TIM GAY WALTER A GAYLE RYAN T GAYLER JESSE TALBERT GAYMON MAXIE GAYMON NATHAN E GAYNER NICOLAS GAYTAN OSMAR G GAYTAN AARON GAZE TOMASZ GDALSKI ALEXIS MYRANDA GEAN
TYLER RYAN GEAN KEITH A GEARHART BRIAN JOSEPH GEARY TIM GEARY TIMOTHY MICHAEL GEARY MATTHEW J GEBO HABEN GEBRIHIWET SHARON A GEDERMAN-FISHER CHRIS D GEE DUSTIN ANDREW GEE BRADLEE S GEER JAMES J GEER JR MICHELE GEESINK
RONALD LEON GEESLIN DARNELL MARCUS GEETER SHAWN GEHLERT ARIN C GEHLHAUSEN GARRETT D GEHLHAUSEN ADAM R GEIGER RAYMOND G GEIGER STEPHANIE MICHELLE GEILS DUSTIN S GEISELMAN STEPHEN MICHAEL GEISSLER COLIN L GELBUTIS
SHEILA D GELBUTIS KRISTINE MARGARET GELTZ STEVEN MICHAEL GELTZ MICHAEL W GEMMER ANDREW GENETTA ALEJANDRO GENIS JUAREZ SHRUTHI GENNEPALLY DAVID GENOVESE LIAM MICHAEL HOLMES GENTILE PATRICK GENTIS CHARLES R GENTRY JR
ERIK V GENTRY MICHAEL BRENT GENTRY PANAGIOTIS KYRIAKOS GEORGANTONIS ALLAN GEORGE CHRISTOPHER GEORGE DYLAN H GEORGE EDWIN DAVID GEORGE JON AUSTIN GEORGE MATHEW T GEORGE MELVIN DOUG GEORGE MICHAEL E GEORGE PAUL GEORGE
RICKEY A GEORGE TYLER LAMAR GEORGE COURTNEY LYNN GERAGHTY CHAD GERALD DEVON JON GERASCH JOSHUA L GERBER CORY GERBRANDT JOHN W GERDEMAN JEFFREY G GERDES ROBERT A GERDES SETH J GERDES TIMOTHY SCOTT GERDES JOHANSSON J GERENA
CARL WAYNE GERHART JR JACOB GERLEK ADAM A GERLING CLAYTON M GERLING THUY GERLITS JARROD W GERMAN DAVID JOSHUA GERMANY DEMARCUS ANTWAN GERMANY DANIEL J GERRETY HAILEY N GERSTER ZACHARY ADAM GERTSCH JOSHUA BIEN GERVACIO
CARROLL GETHERS JR DARRYL GETTLE TIM GETTLE ERIC GEYER KENNETH F GEYER TUDOR A GHEORGHIU NOAH MICHAEL GHERE RANDY GHOLSON MICHAEL F GIANCARELLI SHARRON MARY GIANESSI TERESA A GIANNOKIS JAMES R GIANNONE CHRISTOPHER RAY GIBBENS
RICHARD F GIBBONS AUSTIN LEE GIBBS CHAD KENNETH GIBBS CHRISTOPHER F GIBBS DARRYL F GIBBS EDWARD WAYNE GIBBS ELI V GIBBS GARRETT C GIBBS JOSHUA L GIBBS JUSTIN ROBERT GIBBS KEVIN D GIBBS TOM C GIBBS JENNIFER R GIBBS-BEATTY
JAYDEN ZACHARY GIBBY ALAN M GIBSON ASHLEY V GIBSON BILLY R GIBSON CHILION A GIBSON CLAY GAMBLE GIBSON COLTON GRANT GIBSON DONALD GIBSON ERRIKA P GIBSON JAMES ANTHONY GIBSON JAMES NIJAL GIBSON JEFFERY GIBSON JESSICA D GIBSON
JESSICA L GIBSON JODI K GIBSON JORDAN THURMAN GIBSON JOSEPH E GIBSON KEVIN P GIBSON MARK ANDREW GIBSON ROBERT EVAN GIBSON SHANE A GIBSON TANA M GIBSON WILLIAM GIBSON GEBRIHIWET GIDEY AMANDA C GIESBRECHT MURRAY B GIESBRECHT
NATHAN R GIESIGE CYRUS JAMES GIESKEN RYAN GIESLER JIM C GIFFORD RONALD N GIFFORD MACKENZIE MARIE GIGANTI SHERRY A GIGAX-SCHLIE EDWARD D GIL ISAAC R GIL MICHAEL A GIL MIGUEL A GIL SERGIO GIL AMY M GILBERT ASHLEY KIM GILBERT
CODY LOGAN GILBERT JACOB A GILBERT JASON GILBERT JORDAN GILBERT KENDALL GILBERT KURT R GILBERT KYLE THOMAS GILBERT MICHAEL GILBERT RAYMOND GILBERT SCOTT A GILBERT TRAVIS G GILBERT MATTHEW GILBOW MICHAEL RYAN GILBOW
ZACHARY RYAN GILBOW TRAVIS GILCHRIST KEVIN THOMAS GILDEHAUS BARRY V GILES JEFFREY W GILES MAYRA G GILES DIANA E GILHOOLY DANIEL GILL DESTINY GRACE GILL JERRY A GILL KELLI GILL KENNETH R GILL ROSS M GILL RYAN GILL MATTHEW B GILLEAN
KENNETH L GILLELAND LUCAS DELON GILLER TYLER DAVID GILLES ANDREW P GILLESPIE ANN GILLESPIE JAMES ARMAND GILLESPIE JR RICHARD A GILLESPIE RICHARD C GILLESPIE MIKKI LAMORRIS GILLETTE II ANDRE D GILLEY CHRISTOPHER GILLEY JEFFREY GILLIAM
JESS BRADEN GILLIAM JOY TRAVINA GILLIAM ROBERT C GILLIAM WILLIAM R GILLIAM CHASE GILLIAN DONALD GILLIAN BOBBY L GILLIARD CHAD GILLIATT KENNETH GILLIES TREVOR G GILLIES CHRISTOPHER SHANE GILLILAND CARSON M GILLIS JASON KENNETH GILLIS
LANCE GREGORY GILLIS PAUL D GILLISON WILLIAM E GILLOCK II JERIAT JAVOY GILLUM RENEE DANIELLE GILLUM JOHN W GILMER CALEB E GILMORE KENNETH KYLE GILMORE MARCUS GILMORE MATTHEW R GILMORE RODNEY EUGENE GILMORE TYRONE CECIL GILMORE
JARED R GILPIN JUSTIN TAYLOR GILPIN JOSEPH W GILSDORF CORY G GILSON MICHAEL GILSON CHERYL ANNE GILT MARSHALL L GILWORTH RORY A GIMENEZ DAXSTIN MICHAEL GINES OMAR IVAN GINES JASON GINGELL MARION L GINGERICH MATTHEW J GINGERICH
MYRON E GINGERICH NELSON R GINGERICH TAMMY REBECCA GINGERICH ROBERT J GINGO STEPHANE GINGRAS BRIAN GINN DAMON T GINN HUNTER CALEB GINN JERRY A GINN CHARLES A GIOIA III TYLER GIOIA BARBARA GIOMI MATTHEW GIOMI EMILE GIORDAN
CHRISTOPHER M GIORDANO BRANDON E GIORGI GARY J GIORGI MICHAEL GIPSON WILIAM ANDREW GIRDLER JACOB GLEN GIROD ANTHONY CARMEN GIROLAMO JOSE M GIRON ESTEFANI VANESSA GIRON HERNANDEZ MICHAEL GIROUX SAXTON GITCHELL
TONY LEE GITTMAN DEREK GIUDICI ADAYLA NICOLE GIULIANO SALVATORE GIUNTA AALIYAH M GIVENS RONALD AUSTIN GLADDEN RONALD E GLADDEN ANTIONEE S GLADNEY DANIEL EUGENE GLADNEY DOUGLAS WAYNE GLASER DAMIEN MARCUS GLASGOW
DANIEL RAY GLASGOW SPENCER LAFAYETTE GLASGOW JR DUSTIN E GLASOE ARCHEIKA LESHEA GLASPER ROBERT KURTIS GLASPER JR CASEY LEE GLASS CHRISTOPHER DALE GLASS CHRISTOPHER RAY GLASS JAMES WAYNE GLASS JR KATHRYN JOY GLASS
MICHAEL THOMAS GLASS SPENCER WILLIAM GLASS LAWRENCE E GLASSCOCK BENJAMIN HARLAN GLASSNER WILLIAM ALLEN GLATKOWSKI DANIEL PATRICK GLAVES KYLE LANE GLAZINER RACHEL ANNE GLEASON ROBERT GUY GLEASON SR SETH DAVID GLEASON
JOSHUA LEE GLEATON BRADLEY R GLEAVES RACQUEL DAYNAH GLEAVES ZACHARY GLEGHORN NATHAN M GLENDENNING MICHAEL J GLENDON JOSEPH C GLENN MARC WAYNE GLENN MATTHEW P GLENN TERRY J GLENN DENNIS GLENON CURTIS EWELL GLICKERT
KIMBERLY ANN GLIDEWELL JOHNICE GLINTON JONATHAN GLINTON CORY SHANE GLISSON DAVID GLISSON MILTON GLISSON TIMOTHY A GLISSON CHARLES ANDREW GLIWA BRIAN P GLOVER MATTHEW DAVID GLOVER OLEKSANDR GLUSHCHENKO MAWUENA KOMLAN GNAMAVO
PRAVIN GNANA MUTHU AIDEN J GNAT JEREMY D GNAT JERROD D GNAT JOSHUA P GNAT PAYTON MARIE GNAT DEVEN GNEHM RAYLEEN M GNEHM WESLEY A GOAD CARL LEROY GOATLEY STEVEN W GOATLEY ROYAL GOBERT PATRICK L GOBLE GREGORY T GOCHANOUR
STONE RIVERS GODBOLD ROBERT JASON GODBOLT KENNETH FRANK GODDARD MITCHEL WILLIAM GODDEN ROSS GODDEN JR ANDREW D GODEL BLAKE GODFREY BRAYDEN JENNINGS GODFREY BRET D GODFREY DEREK RUSSELL GODFREY TROY M GODFREY
TYLER W GODFREY BRYAN PHILLIP GODIN VANESSA RENEE GODINA-RODRIGUEZ ALEJANDRA MONSERRAT ALVARADO GODINEZ FRANCISCO OROZCO GODINEZ JUSTIN PATRICK GODING BRETT A GODLEVSKY DAVID RONALD GODLEY JR PAUL E GODOLPHIN BRANDON L GODSEY
BRIAN L GODSEY CALEB GODSEY JASON ALLEN GODSEY KATIE GODSEY ANDREW GORDON GODWIN RAJ T GODWIN SALINA LOUISE GODWIN VALORIE S GODWIN CHRISTOPHER A GOEBEL JONATHAN T GOEDE PHILIP M GOETHE CHRISTOPHER J GOETSCH
RYAN PAUL GOETSCH AARON J GOETZ CHARLES JOHN GOETZ JUSTIN GOETZ CORY T GOETZMAN CHARLES J GOFF EMERY GRAHAM GOFF JOHNNY M GOFF JR JORDAN GOFF KEITH W GOFF ROBIN D GOFF THOMAS N GOFF BRIAN GOFORTH LAYTON HULS GOFORTH
JESS ROBERT GOGGANS LAWRENCE B GOGGANS ASHLEE D GOINS GARY L GOINS GREGORY A GOINS II RANDOLPH PETER GOINS ZACHARY R GOINS NISSAN GOKOOL ZACKARY MAVERICK GOLASZEWSKI DANIEL M GOLDBERG CASEY GOLDEN JOSEPH B GOLDEN
JERRY GOLDFUSS CODY T GOLDMAN ANDREW T GOLDNER GRANT H GOLDSMITH DANIEL A GOLDSTEIN JAMIE LYNN GOLEMBESKI JOSHUA GOLEMBESKI BRANDON LUKE GOLENDA CORY LEE GOLLADAY VANESSA GOLOVEY KAEGEN RYAN GOMER MICHAEL GOMES
ARMANDO J GOMEZ ARON EDGARDO DE SANTIAGO GOMEZ BETH M GOMEZ BRYAN GOMEZ CARLOS GOMEZ CARLOS GOMEZ CARLOS GOMEZ CARLOS EMILIO GOMEZ CHRISTOPHER E GOMEZ CHRISTOPHER PAUL GOMEZ CLAUDIA GOMEZ EDER GRESHAR OLIVARES GOMEZ
EDGAR O GOMEZ EDUARDO GOMEZ GOMEZ EFRAIN FLORES GOMEZ FRANCISCO MARTIN GOMEZ GUILLERMO MERCADO GOMEZ JAIME OMAR GOMEZ JESUS ALBERTO GOMEZ JOCELIN GOMEZ JORDAN ANTHONY GOMEZ JOSE A GOMEZ II JOSE ABRAHAM GOMEZ
JOSE DE JESUS ALANIS GOMEZ JOSE MANUEL ORTIZ GOMEZ JOSE NOE VARGAS GOMEZ KEVIN GOMEZ LUIS A GOMEZ LUIS EMILIO YANCE GOMEZ MELVIN A GOMEZ MONICA GOMEZ PEDRO EDUARDO GOMEZ SAMUEL A GOMEZ SEBASTIAN GOMEZ SELVIN G GOMEZ
VICTOR GOMEZ YAIR ALBERTO BAEZA GOMEZ JANETT GOMEZ BERNAL OMAR ALBERTO GOMEZ BRAVO CARLOS ALBERTO GOMEZ DE LA GARZA RUBIEL NA GOMEZ DEMEZA RAUL GOMEZ DIAZ ERIAN GOMEZ DOMINGUEZ MILTON LEONARDO GOMEZ PALMA SR
CARLOS GONSALES JARRETT LOPAKA GONSALVES BRANDYN T GONZALES CHRISTOPHER A GONZALES CHRISTOPHER DANIEL GONZALES DOLORA REFORMA GONZALES ERNIE GONZALES ESMERALDA A GONZALES EUGENIO GONZALES FRANCISCO GONZALES
FRANCISCO R GONZALES IGNACIO JOSE GONZALES IMELDO P GONZALES JESUS ESPINOSA GONZALES SR JUAN LORENZO GONZALES JUSTIN GONZALES LAZARO GONZALES RICHARD GONZALES RICHARD B GONZALES RICHARD KENNETH GONZALES STEVE JOSEPH GONZALES II
XAVIER C GONZALES ADOLFO GOMEZ GONZALEZ ALAN MOISES GONZALEZ ALBERTO GONZALEZ ALEJANDRA PAOLA DAVILA GONZALEZ ALEXIS OTONIEL GONZALEZ ALEXYS MERCEDES GONZALEZ ALIESKY GONZALEZ ANDERSON NA GONZALEZ ANDREA GONZALEZ
ANDREAS MIKEL GONZALEZ ANIBAL GONZALEZ ANTHONY GONZALEZ ARIEL GONZALEZ ARMANDO E GONZALEZ ARMANDO G GONZALEZ ASHLEY NICOLE GONZALEZ CARINA ALEJANDRA GONZALEZ CARLOS GONZALEZ CESAR ADRIAN GONZALEZ CESAR PASTOR GONZALEZ
CHRIS GONZALEZ CLAUDIA GONZALEZ DAINA MARCELA BECERRA GONZALEZ DANTE R GONZALEZ DAVID A GONZALEZ EDGAR FELIPE GONZALEZ EDGARDO ENRIQUE GONZALEZ EDMUNDO EFRAIN GONZALEZ EFREN RICHARD GONZALEZ JR ENOC GONZALEZ ERIC GONZALEZ
ERICK GONZALEZ FELIPE GONZALEZ FERNANDO L GONZALEZ FRANCISCO ALEJANDRO GONZALEZ GERARDO GONZALEZ HEBER E GONZALEZ ISAI GONZALEZ ISRAEL GONZALEZ JAIME EDUARDO HERNANDEZ GONZALEZ JAMES W GONZALEZ JAVIER A GONZALEZ
JAVIER ALEXIS GONZALEZ JAVIER ARTURO GONZALEZ JEFFREY RAFAEL GONZALEZ JESUS J GONZALEZ JORGE L GONZALEZ JOSE A GONZALEZ JOSE ADRIAN GONZALEZ JOSE GERARDO BRISEÑO GONZALEZ JOSE GUILLERMO ROSALES GONZALEZ JOSE M GONZALEZ
JOSUE GONZALEZ JUAN GONZALEZ JUAN A GONZALEZ JUAN PABLO MARTINEZ GONZALEZ JUANA G GONZALEZ JUDITH GONZALEZ LEONARDA NAOME GONZALEZ LINDA ABIGAIL GONZALEZ LIZBETH GONZALEZ LUIS AMAURYS GONZALEZ LUIS ESTEBAN VALENCIA GONZALEZ
MANUEL A GONZALEZ MARCO ANTONIO GONZALEZ MARIA DELA CRUZ GONZALEZ MARIO EMILIO GONZALEZ MARTIN GONZALEZ MARTIN GONZALEZ MATTHEW J GONZALEZ MAYRA GUADALUPE GONZALEZ MICHAEL ANTHONY GONZALEZ MIGUEL ANGEL RODRIGUEZ GONZALEZ
MONICA LIZETH GONZALEZ NOLAN ALBERTO GONZALEZ OSCAR J GONZALEZ RAFAEL ZARAGOZA GONZALEZ ROBERTO ACOSTA GONZALEZ ROBERTO ALEJANDRO GONZALEZ RODRIGO GONZALEZ RUBEN GONZALEZ RUBEN GONZALEZ RUBEN RICARDO GONZALEZ
RUBY GONZALEZ RUTH GONZALEZ SAUL T GONZALEZ SERGIO GONZALEZ SERGIO GONZALEZ SYLVIA GONZALEZ TOMAS A GONZALEZ VANESSA GONZALEZ VERONICA ELIZABETH ALCARAZ GONZALEZ VICTOR A GONZALEZ WILLIAM GONZALEZ YAISY GONZALEZ
FRANCISCO JR GONZALEZ CORDOVA CARLOS GONZALEZ ESQUEDA ANDY GONZALEZ FAJARDO ESTEBAN GONZALEZ GARCIA JOSE MANUEL GONZALEZ GARCIA JORGE OSVALDO GONZALEZ LEON LYAN KARLOS GONZALEZ LOPEZ LAURA MELINA GONZALEZ MACIAS
JOSE ARTURO GONZALEZ MARROQUIN LYNSEY M GONZALEZ MASSALLO IGNACIO E GONZALEZ MENDEZ DENYSSE GONZALEZ OVALLE CHRISTIAN XAVIER GONZALEZ ROSARIO RICARDO GONZALEZ ZUNIGA RICARDO ANTONIO GONZALEZ ZUNIGA ARISMENDIS GONZALEZ-GONZALEZ
JUDITH ELAINE GOOCH RYAN A GOOCH SETH GOOCH DUANE M GOOD SCOTT R GOOD BILLY EUGENE GOODALL JOHN CHRISTOPHER GOODALL JR JUSTIN E GOODBEAR AARON LEE GOODE JR ALANNAH BRYN GOODE MARQUISH A GOODE SCOTT GOODENOUGH
BROOKS MICHAEL GOODEY JOSEPH L GOODEY EARTHA L GOODLOW CLAY THOMAS GOODMAN JAMES TODD GOODMAN RYAN DANIEL GOODMAN PATRICK LEE GOODRICH DAVID LEE GOODRIDGE DENNIS W GOODRUM RYAN DOUGLAS GOODRUM BRYAN V GOODSELL
CHRISTOPHER J GOODWATER CHRISTOPHER N GOODWATER JOEL W GOODWATER FABIAN GOODWILL ALLEN L GOODWIN DUSTIN B GOODWIN JACOB CONRAD GOODWIN MATTHEW CHARLES GOODWIN NICHOLAS D GOODWIN SANTAWN G GOODWIN STEPHEN R GOODWIN
TIMOTHY LYNN GOODWIN VARON LAMONT GOODWIN ZACHARY MACK GOODWIN MARVIN C GOODWINE JACOB ADAM GOODYEAR BRANDON W GOOLEY BENJAMIN A GOOLSBY COLE MITCHELL GOOLSBY JAMES CHRISTOPHER GOOLSBY KENYAN RILEY GOOLSBY
NICOLE D GOOLSBY ASHOKKUMAR G GOPALAKRISHNAN R T GOPI MALWINA GORA ADAM TAYLOR GORBY TARA GORBY BRADLEY D GORDON CARL E GORDON CHARLES E GORDON II CLIFFORD GORDON CLIFFORD GORDON JR DAVIS CHANNING GORDON
FRANZ JOSEPH GORDON JASON KONARD GORDON JEREMY A GORDON JOHN AARON GORDON JON-MICHAEL GORDON JOSHUA MICHAEL GORDON JOSHUA S GORDON JUSTIN TAYLOR GORDON TAYLOR BLAINE GORDON LORENA GORDON BROWN STEVEN SHANE GORDY
ABBY GORE BRANDY M GORE COLE BRENNON GORE LARRY J GORE TRISTEN GORAM GORE WENDY HARDEE GORE CHRISTOPHER DELL GOREE BRENDAN GOREN KASEE ALEX GORING FRANCES A GORIUS APRIL M GORMAN VAHIDIN GOROVIC JEFFREY ANDREW GORSKI
JUSTIN E GORSKI PETER M GORSLINE DYLAN M GOSDIN SHERARD GOSINE BROCK GOSLAR CONNOR GOSLAR DANIEL EUGENE GOSNELL JAMES GOSS JAMES GOSS JARED S GOSS STEVEN E GOSSERT LEWIS E GOSSETT PAUL EDWIN GOSSETT RAY W GOSSETT III
PRIYA GOTHANDARAM JOSEPH RICHARD GOTHARD SCOTT EMERY GOTHARD VIJAY RAJ G GOTHARI MURUGAN V JASON T GOTT LOGAN JEFFRY GOTTSCHALK KYLE GOTTWALD DENIS GOUBAULT DAWN RENEE GOUCHER ALLEN A GOUDE JEFFREY A GOUDE II
JOSEPH ERIC GOUDEAU JOSEPH AARON GOUGE PATRICK WILLIAM GOUGHLER SHANE GOULD CODY TYLER GOUNTOUNAS MARUTHAMUTHU GOVINDASAM VENKATESH V GOVINDASWAMY DAWN KEITH GOWDER JR ELANGO GOWTHAMAN FLORAND R GOXHO
ELMER R GRABER JEFFREY J GRABER KURTIS GRABER LLOYD GRABER LEONARD ROY GRABIA ALEXANDER PEYTON GRACE JACOB SCOTT GRACE JOHN EDWARD GRACE JR JOHN R GRACE DUSTIN JOHNSON GRADDICK AARON LEWIS GRADY JONATHAN GRADY
DAVID A GRAEBER ANTHONY R GRAF DANIEL GRAF DAVID G GRAF WILLIAM M GRAFF ANDREW D GRAFTON BRADON GRAHAM BYRON P GRAHAM JR CHRISTOPHER L GRAHAM CURTIS WESLEY GRAHAM DAVID W GRAHAM DENNIS GRAHAM DYLLON WAYNE GRAHAM
GABRIEL M GRAHAM GEORGE LEE GRAHAM II GERALD L GRAHAM JAMES GRAHAM JAMES CANDLER GRAHAM JAMES DERREL GRAHAM JEFFERY D GRAHAM JENNIFER M GRAHAM JOHN AARON GRAHAM JULIE ELIZABETH GRAHAM KENNETH PAUL GRAHAM JR
LUCAS COLTON GRAHAM NOAH EDWIN GRAHAM RICHARD L GRAHAM ROBERT JAMES GRAHAM SCOTT A GRAHAM SHANE N GRAHAM TONY GRAHAM WESLEY RYAN GRAHAM SUSANN M GRAHS ABIMAEL VAZQUEZ GRAJEDA WILLIAM STEVEN GRAMMER
WINSTON STEVE GRAMMER JENNIFER E GRAMS ANTHONY GRANADO JUAN ANTONIO GRANADOS LUIS GRANADOS MIGUEL GRANADOS RICARDO GRANADOS FAUSTINO GRANADOS MENDEZ RICHARD XAVIER GRANADOS TOVAR CHARONE SEABROOKS GRANDISON
BOBBY CRASH GRANGER MICHAEL C GRANGER RUSSELL GRANNUM COREY G GRANQUIST BRODY JAY GRANSTRA BO LEVI GRANT DANIEL C GRANT DEVIN RICHARD GRANT DOUGLAS GRANT GAVIN KYLE GRANT GEORGE R GRANT JR JACOB ADAM GRANT JACOB W GRANT
JAMES GRANT JOSEPH DALTON GRANT LAKENDRICK LEE GRANT LAMAR D GRANT SR NATHAN D GRANT ROBERT K GRANT ROBERT L GRANT RUSSELL EARL GRANT RYAN LOREN GRANT SHERITA SHANTAY GRANT TERRANCE LEQUAN VONSHAY GRANT TYLER GRANT
TYRONE EUGENE GRANT WILLIAM J GRANT SETH MICHAEL GRANTHAM TIM V GRASHORN TANEAH L GRASS ARTHUR GRASSO JR DAVID C GRATZ ZACHARY N GRAU TED GRAUL JOHN J GRAVANTE JACOB SCOTT GRAVATTE SARAH GRAVE DE PERALTA MICHAEL GRAVEL
RAYMOND GRAVEL DUSTIN GRAVELLE ANDY RAY GRAVES ANTHONY KEITH GRAVES CORNELIUS D GRAVES DONOVAN L GRAVES JAMES DUSTIN GRAVES KELLAN GRAVES KIMBERLY J GRAVES KRISTIN L GRAVES LANDEN DEAN GRAVES WARREN GRAVES JOSEPH V GRAVITT
ANDREW STABLER GRAY ASHTON SHAWN GRAY CHRISTIAN ADAM GRAY CYNTHIA G GRAY CYNTHIA W GRAY DUSTIN MICHAEL GRAY IAN ALEXANDER GRAY JEREMY DEWAYNE GRAY JOEI N GRAY JORDAN HEATH GRAY JOSHUA MICHAEL GRAY KAGEN H GRAY KERRY GRAY
KEVIN GRAY KEVIN D GRAY LEVENNA D GRAY MARY KAY GRAY MICHAEL J GRAY MITCHELL THOMAS GRAY NATHANIEL LINDELL GRAY PILIATE GRAY RACHAEL D GRAY ROCKY GRAY SHAWN MAURICE GRAY SHELLEY GRAY SYDNEY PAIGE GRAY TIMOTHY M GRAY
WILLIAM R GRAY ZEDARIUS QUENTAVIS GRAY GEORGE K GRAYSON JOHN W GRAYSON JUSTIN GRAYSON BENJAMIN THOMAS GRAZIANO ARTHUR LEE GREATHOUSE WAYNE GREEGOR KASEY ROBERT GREELEY ADAM GREEN ALEX J GREEN BAYLIE K GREEN BRENDAN GREEN
BRIAN PATRICK GREEN CHAD M GREEN CHARLIE BRENT GREEN COLTIN DRAKE GREEN DANIEL R GREEN DANNY JOE GREEN DAVID GREEN DENNIE L GREEN DONNIE C GREEN DREW W GREEN ERIC LEE GREEN ERICA L GREEN ETHAN JAKE GREEN FRANCY GREEN
GARY L GREEN GARY T GREEN GREGORY S GREEN HEATHER GREEN HUNTER J GREEN HUNTER R GREEN JACOB ALLEN GREEN JAMES LLOYD GREEN JR JAMES W GREEN JARROD S GREEN JAZMA MONTIQUE GREEN JEFFREY C GREEN JEFFREY S GREEN JOANN T GREEN
JOHN GREEN JOHN HENRYHENDERSON GREEN JOHN RALPH GREEN JOHN T GREEN JOHNNY E GREEN JOHNNY J GREEN JONATHAN DEWAYNE GREEN JONATHAN HAROLD GREEN JONATHAN LEE GREEN JOSHUA GREEN JOSHUA COWAND GREEN KASEY GREEN
KENDALL GREEN KYLE GREEN KYLE C GREEN LOUIS SHAWN GREEN LYTAVIS LAMAR GREEN MARIE GREEN MATTHEW CHARLES GREEN MAURICE C GREEN MICHAEL E GREEN MITCHELL LEE GREEN NICHOLAS A GREEN PAMELA D GREEN PATRICK GREEN PETER D GREEN
RANDALL D GREEN REAGAN ELIZABETH GREEN RICHARD D GREEN ROBERT CORDARIUS GREEN RYAN J GREEN SAMUEL THOMAS GREEN SCOTT A GREEN SCOTT G GREEN SHANNA E GREEN SHILOH GREEN SPENCER RUSSELL GREEN STEPHEN GREEN STEVEN RAY GREEN
THOMAS A GREEN TIMOTHY ADAM GREEN TIMOTHY DAVID GREEN JR TODD MICHAEL GREEN TORRENCE GREEN TROY W GREEN VICTORIA BROOKE GREEN WILLIAM EDWARD GREEN WILLIAM SCOTT GREEN CONNOR JAMES GREENAWALT MICAH JON GREENAWALT
WILLIAM J GREENBACK ANGELITA GREENE CHAD A GREENE DAVID ALLEN GREENE DOUGLAS E GREENE GARY E GREENE JAMES WYATT GREENE LORI ANN GREENE MARCELLOUS THEODORE GREENE MICHAEL DANIEL GREENE MICHAEL TYLER GREENE RANDALL B GREENE
RODNEY L GREENE STEVEN A GREENE TIMOTHY B GREENE TRAVIS GREENE CHARLES LOGAN GREENFIELD RYAN SCOTT GREENFIELD STANLEY GREENHAM LISA GREENIER KEVIN GREENSTREET EDWARD M GREENWALD KRISTOPHER MICHAEL GREENWAY
ALAN LEE GREENWOOD KEVIN GREENWOOD DAVID W GREER EDWARD W GREER GRATH CHARLES GREER JACOB LEE GREER JAY J GREER KIP CHARLES GREER KOLBIE L GREER KOLYN DEAN GREER MACI GREER MARCIE J GREER MATTHEW GREER NATHANIEL WAYNE GREER
ROBERT JAKE GREER ROBERT LEE GREER STEPHEN G GREER DEREK R GREGG DESHAUN GREGG JARROD O GREGG JOSEPH M GREGG OWEN JOSEPH GREGG SEAN D GREGG TRAVIS MICHAEL GREGG HOUSTON PAUL GREGGS MARION LANE GREGGS
SHAUN MICHAEL GREGORICH ANTONIO GREGORIO AUSTIN WAYNE GREGORY BRENDON W GREGORY CASEY SCOTT GREGORY DANIEL JOHN GREGORY HAROLD W GREGORY JEFFREY MICHAEL GREGORY JONATHAN P GREGORY MATTHEW W GREGORY MELINDA RAE GREGORY
NORMAN GREGORY JASON GRENIER EDWARD ALAN GRESCH JOSHUA E GRESHAM LANCE TAYLOR GRESHAM SCOTT FRANCIS GREVE NATALIE GREY ALEXANDER ROSS GRIBBLE MATTHEW LOUIS GRIBBLE BRIAN ALLEN GRICE DAVID R GRICE JAMES GRICE
MICHELLE R GRICE ODELL BEACH GRICE RONALD GRICE JORDON X GRIEGO BRANDON BJORN GRIER ERNEST LEROY GRIER DAVID JOHN GRIESER ALEX S GRIFFIN BRAD DAVID GRIFFIN BRANDON N GRIFFIN BRIAN J GRIFFIN CLIVE BRYANT GRIFFIN COLTIN RILEY GRIFFIN
DANIEL T GRIFFIN DAVID A GRIFFIN DERRICK AUSTIN GRIFFIN GLENWOOD M GRIFFIN HANNAH NICOLE GRIFFIN JARED DEREK GRIFFIN JOHN SPROTT GRIFFIN JONATHAN TAYLOR GRIFFIN JONATHON GRIFFIN KEITHRICK DUANE GRIFFIN KURSHAUNRICK DONTE GRIFFIN
LARRY GRIFFIN MATTHEW ASHLEY GRIFFIN MICHAEL W GRIFFIN RUSSELL D GRIFFIN RYAN J GRIFFIN RYAN MATTHEW GRIFFIN TIMOTHY P GRIFFIN TODD HARMON GRIFFIN TRACY N GRIFFIN TREVOR ALAN GRIFFIN DONALD GRIFFIS CASEY ALEC GRIFFITH
CODY AUSTIN GRIFFITH DAWN MARIE GRIFFITH ERIK GRIFFITH JOHN J GRIFFITH JOHN STEPHEN GRIFFITH JR JUSTIN E GRIFFITH KACEY L GRIFFITH KACY L GRIFFITH KADIN G GRIFFITH MICHAEL W GRIFFITH JR SHANE MICHAEL GRIFFITH SHIRLEY-ANN GRIFFITH-MAYERS
JAYDA G GRIFFITHS TYLER LOGAN GRIFFITHS GRAHAM GRIGELIS CHRISTOPHER E GRIGG CALVIS ROMONE GRIGGLEY ALAN S GRIGGS CHRISTOPHER S GRIGGS GARY GRIGGS III JESSIE L GRIGGS JOHNNY C GRIGGS JOSEPH DYLAN GRIGGS KENAN RASHAUN GRIGGS
NICHOLAS WILLIAM GRIGGS SAVANNAH GRIGGS SHANNON K GRIGGS WILLIAM S GRIGGS ALEXANDER GRIGOROV JOSHUA ALFONSO GRIJALVA MICHAEL SCOTT GRILL CHARLES GRIM PAUL G GRIMALDI JUAN S GRIMALDO MARTINEZ CHARLES A GRIMES DAVID C GRIMES JR
JACKSON CADE GRIMES JASON D GRIMES JILLIAN GRIMES ANDREW WINFIELD GRIMM JACOB NATHANIEL GRIMM JAMES LEONARD GRIMM JOSHUA GRIMM JAMES PORTERFIELD GRIMSLEY MATTHEW CHASE GRIMSLEY ROY E GRINFIN HENIA NATALIE GRINGARTEN
CHAD MICHAEL GRISHAM PHILLIP KOREY GRISHAM CARL W GRISSETT MICHAEL ANTHONY GRISSETT HEATHER RENEE GRISSOM TIMOTHY GRISSOM TYLER RAY GRISSOM ADAM C GRISWOLD JASON P GRIZZARD CLYDE T GRIZZELL MICHAEL PATRICK GROBE
CHARLES E GROCE ADAM GRODHAUS DENNIS JAMES GROEN DANIEL J GROFF LAURA ANNE GROFF BRYAN DOUGLAS GROGG MICHAEL AARON GROLL THOMAS J GROLL GREGORY P GROMEK SHAWN C GRONDIN CHAD W GROOMS HAROLD GROOMS JR PHIL D GROOVER
BRIANA E GROSCHE ROY ELSON GROSE BRADLEY GROSHONG DANIEL B GROSS PAMELA SUSAN GROSS TINA L GROSS MARGARET CLAIRE GROSSHUESCH ERIC F GROSSMANN ADAM M GROTE CONNOR MARTIN GROTENHUIS JAMES E GROTH LONNIE L GROTHE
CHERI A GROTHOFF DRAPER GROUSE AMANDA JEAN GROVER NATHAN ALAN GROVER ANDREW B GROVES IAN ROBERT GROVES NICHOLAS A GROVES TRISTAN GROVES AUSTIN TYLER GRUBB ALLISON NICOLE GRUBBS DARRELL M GRUBBS MARKUS GRUBE
JOSHUA GRUBER THOMAS MICHAEL GRUDZINSKI DYLAN ANDREW GRUENINGER COREY GRUHL SEAN PATRICK GRUNE LOGAN R GRUNIG MATTHEW L GRUNKE STEPHEN RYAN GRUSSING THOMAS GRUZESKI MEREDITH GRZINCIC JUAN GUADARRAMA MALDONADO
MANUEL GUADIANA MANUEL GUADIANA MARIA JOSE MONTIEL GUAJARDO YAHAIRA ALEJANDRA GUAJARDO HECTOR R GUARDADO VICTOR A GUARDADO LOKESH GUBENTHIRAN TIMOTHY JOSEPH GUBITZ KYLE S GUEL JASON GUENETTE NICOLE ELIZABETH GUENTHER
ARIEL VICTORIA GUERRA CHRISTIAN GUERRA EDUARDO ISRAEL GUERRA JOSSELINE MELISSA GUERRA ANTONIO GUERRA BAUTISTA FRANCISCO GUERRA BAUTISTA JORGE G GUERRA LOPEZ ANTONIO GUERRERO CESAR EMMANUEL GUERRERO CHRISTIAN MANUEL GUERRERO
DANIEL NA GUERRERO DANIELLE ERICA RENEE GUERRERO ELSA RENEE GUERRERO EZEQEIL M GUERRERO FLAVIO DANIEL GUERRERO JESUS R GUERRERO MARIO GUERRERO MIGUEL GUERRERO MIGUEL ANGEL PALACIOS GUERRERO RICARDO J GUERRERO
ROBERT BOBBY GUERRERO SERGIO FABIAN GUERRERO CRISTIAN GUERRERO HERNANDEZ EVA J GUERRERO ROQUE SHELBY NOLAN GUESS AARON MICHAEL GUEST ALBERTO CASILLAS GUEVARA DENIS AMILCAR GUEVARA LORENA GUEVARA SALVADOR GUEVARA
VICTOR GUEVARA ALEXANDER GUEVARA LOPEZ JULIO GUEVARA MORALES ZACHARY RYAN GUFFIE KRISTEN ELIZABETH GUGGENHEIM DYLAN PIERRE GUIDA BRET GUIDRY BRYCE GUIDRY CHRISTOPHER DAVID GUIDRY ALFREDO GUIJOSA JAZZ D GUILD
GUSTAVO ADOLFO FUENTES GUILLEN DANIEL N GUILLIAM RON R GUILLIAM JUSTIN GUILTNER JEREMY K GUIN M RAYMOND GUINA LARRY D GUINN ROBERT GUINN CARLOS ERNESTO GUINTO MARTHIN PILA GUINTO AARON LAMONT GUINYARD BASSEM GUIRGUIS
ZACHARY ANDREW GUISE KRISTEN M GUISTI ERIKA GULACSI ERNIE GULACSI ROBERT GULLEDGE JOHN A GULLEY KALEB MATTHEW GULLEY GINGER LEA GULLICK KARL E GULLION WAYNE GULLION HEATH LOGAN GUMB AYMAR GUMBS RONALD D GUMM

CHRISTI GUMMALAUSKI MORGAN LOUISE GUMMO VIJAYARAJ GUNASEELAN SURESHRAJA GUNASEKARAN WILLIAM L GUNDER BRIANNA W GUNDERSON AUSTIN GUNN CHRISTOPHER M GUNN KENDAL CHEYENNE GUNN KENNETH GUNN BRIAN SCOTT GUNNELS
LASHAWN GUNSBY ANDREW JAMES GUNTER BLAKE ANDREW GUNTER KARLA GUNTHER JEREMIAH GURDEN CHAD RYAN GURGANUS AARON P GURLEY ANDREW DYLAN GURLEY HOLDEN GAGE GURLEY JEREMY F GURLEY RONALD A GURLEY STEWART B GURLEY
BRYAN GURR KALA GURUSAMY GURUMURUGAN G GURUSAMY S DALE GUSPODARYK-MYKE KAREN L GUTHEIL RICK JOSEPH GUTHIER ANTHONY C GUTHRIE BRITTNEY KAITLYN GUTHRIE MARK A GUTHRIE RYAN J GUTHRIE TAWSHA GUTHRIE TYLER GUTHRIE
ANGEL JAVIER GUTIERREZ CARLOS C GUTIERREZ EDGAR GUTIERREZ EFRAIN GUTIERREZ HILDA MONSERRAT LARA GUTIERREZ JOSEPH H GUTIERREZ JUAN JOSE DOMINGUEZ GUTIERREZ JUAN M GUTIERREZ JULIAN ANGEL GUTIERREZ OLGA ROCIO GONZALEZ GUTIERREZ
PEDRO GUTIERREZ RAUL A GUTIERREZ RICARDO ENRIQUE SALAS GUTIERREZ ROBERT JOHN GUTIERREZ SONIA ALEJANDRA GUTIERREZ SUSANA GONZALEZ GUTIERREZ TRACY M GUTMAN SANDRA GUTOWSKI WILLIAM R GUTZMANN DANIEL GUY RONALD GUY
RONALD GUY TRACY M GUYETTE ROGER L GUYNN AMANDA L GUYRE AUSTIN DANIEL GUYSE CLINTON J GUYTON KEITH GUYTON KEITH H GUYTON JR BERNARD P GUZEWICZ JR SHAWN MICHAEL GUZEWICZ ALEJANDRO DIAZ GUZMAN CESAR GUZMAN
CESAR ALFONSO GUTIERREZ GUZMAN DANIEL DE JESUS GUZMAN ELIAS M GUZMAN ELISEO D GUZMAN GERARDO ENRIQUE ORTIZ GUZMAN JESUS SEBASTIAN MORA GUZMAN JORGE ALEJANDRO GONZALEZ GUZMAN LUIS E GUZMAN MELANIO GUZMAN
SUSANA RIVERA GUZMAN OMAR GUZMAN TELLEZ CRISTOBAL GUZMAN-MARTINEZ VINCENT ALEXANDER GWYNN MATTHEW JAMES GYARMATI QUINN-TINH HA KEITH A HAAKER BRIAN K HAANPAA WADE OBRIAN HAANPAA AMANDA K HAAS DAWN MICHELLE HAASE
JOSEPH RAY HAASE MATTHEW D HAASE JAMES W HABLAWETZ JR THOMAS HACH DARCY HACHE DREW MICHAEL HACKETT JUSTIN A HACKETT MICHAEL GARY HACKETT NADRA D HACKNEY RONALD D HADAWAY GREGORY WAYNE HADBERG LYALL HADDEN
BROCK ALAN HADDOCK DYLAN RANDAL HADDOCK HAYDEN B HADDOCK JAMES BLAKE HADDOCK ROLANDO HADDOCK-RODRIGUEZ CHELSEY HADDON ERIC D HADDOX JOSHUA BLAINE HADDOX WISAM M HADI TAYLOR DAVID HADLEY JESSE L HAENITSCH ROBERT L HAFER
DIANE J HAFF JAMIE HAFFELY JOHN D HAGAMAN SHERAL ANN HAGAR ROBERT ETHAN HAGEMAN RYAN L HAGEMAN SAMUEL LEE HAGEMAN MICHAEL W HAGEMEIER BRYCE N HAGER CODY MICHAEL HAGER DENNIS M HAGER LOGAN C HAGER RICHARD A HAGER
WILLIAM KENNETH HAGEWOOD DAVID RYAN HAGGERTY JONATHAN LEE HAGOOD TIMOTHY AUSTIN HAGOOD EMIL A HAGOPIAN JOHN ARA HAGOPIAN AUSTIN DAVID HAHN ERIC C HAHN CHRISTOPHER R HAINLINE JARED RAY HAIR RICHARD EARL HAIRE II
JEFFERY K HAIRRELL ATHIKOOR RAHMAN A HAJA MYDEEN KIAN HAJHOSSEINI MOHAMED HAJI RAGAB MICHAEL HALCRO RASEAN XAVIER HALCROMB AUSTIN L HALE BRETT HALE CAMERON THOMAS HALE JAMES DAVID HALE JASON DERIC HALE JEFFREY A HALE
JOHN LYMAN HALE KEITH HALE KYLE R HALE STEVEN LEE HALE JR VELVET LAJEAN HALE VINCENT EWING HALE JAMES KENNARD HALES JOHN DAVID HALES WILLIAM MCKINLEY HALEY ALYSSA B HALL BLAKE NOBBE HALL BRADLEY ALLEN HALL BRYAN J HALL
CHARLES SPENCER HALL CHASE G HALL CHRISTIAN SHAY HALL CHRISTOPHER G HALL COTY NATHANIEL HALL CURTIS MITCHELL HALL DALE HALL DANNY S HALL JR DAVID W HALL DEAKON HUNTER HALL DENNIS W HALL DEREK ALLEN HALL DERRICK RYAN HALL
DONALD W HALL DYLAN ROBERT HALL EMILY REBECCA HALL ERIK ALAN HALL EVA LYNN HALL GRACE MARIE HALL HEATH HALL HUNTER R HALL JACOB SAMUEL HALL JAMES THOMAS HALL JAMES W HALL JENS MELVIN HALL JEREMIAH W HALL JESSE HALL
JOE C HALL JOHN HALL JONATHAN KYLE HALL JOSHUAH DEAN HALL JUSTIN TYLER HALL KENDALL HALL KIM C HALL KRISTI HALL KYLE XAVIER HALL LEE CURTIS HALL LISA MARIE HALL MATTHEW J HALL MAURICIO ABRAHAM HALL MICHAEL W HALL NICHOLAS HALL
NOAH ALAN HALL NOAH G HALL OCTAVIO ALEJANDRO MATTEO HALL OWEN M HALL OWEN STEPHEN MITCHELL HALL PAUL HALL PHILLIP HUNTER HALL REGINALD HALL RICKY HALL ROBERT HALL ROBERT LEE HALL SCOTT HALL SEAN HALL SHAUNDA L HALL
SKYLER CHRISTIAN HALL STEVE ALLEN HALL STEVEN LUCAS LEE HALL TONY C HALL WILLIAM L HALL II ZACHARY DAVIS HALL AMBER NICHOLE HALLER DAVID MAXIMUS HALLETT SAMUEL ROLLYN HALLFORTH CLAYTON M HALLIBURTON COREY S HALLIBURTON
AARON BARNEY HALLING CHAD LAMONT HALLMAN JARRED ARAMIS HALLMAN KADEN THOMAS HALLMAN MICHAEL HALLMAN MATTHEW SCOTT HALLMARK NATHAN AARON HALLMARK LINDA HALLOWELL NEIL W HALPIN PETER K HALSELL KYLE J HALSEY
TREVOR ALLEN HALSEY CLARK BAKER HALSTEAD KASIE LYNN HALSTEAD LINDSEY MICHELLE HALSTED DON L HALTINER TOBY ISSAC HALTINER GAVIN NEAL HALTOM JASON H HALTOM ALDEN JAMES HALVERSON ANTHONY B HAM KEVIN HAM FATIMA HAMADE
DOUGLAS HAMBERGER JOSEPH C HAMBERLIN PHILLIP W HAMBERLIN AMANDA MARIE HAMBLIN DAVID C HAMBLIN JORDAN D HAMBLIN NICHOLAS HAMBLIN PHARRYN L HAMBRECHT PHILLIP J HAMBRECHT DUSTIN J HAMBY GARY BLAKE HAMBY RASHA HAMDALLAH
CHRIS HAMEL BRENT HAMER DUSTIN K HAMES JOHN C HAMES MICHAEL EARNEST HAMES CHRISTINA ROSE HAMIEL AVERY HAMILL ANDREW M HAMILTON ANDREW T HAMILTON AUSTIN HAMILTON BARRY ALAN HAMILTON BEVERLY S HAMILTON BRANDON J HAMILTON
CAMERON HAMILTON CASEY S HAMILTON CHARLES HAMILTON COLBY HAMILTON COLE HAMILTON CORWIN DWIGHT HAMILTON DEXTER MANUEL HAMILTON DILLAN HAMILTON DONAVON A HAMILTON DWAYNE C HAMILTON GREGORY D HAMILTON JEFFERY L HAMILTON
JENNIFER MCELYEA HAMILTON JOSEPH E HAMILTON JOSHUA RAY HAMILTON MARK JASON HAMILTON MICHAEL C HAMILTON REBECCA WALLACE HAMILTON ROB S HAMILTON SCOTT F HAMILTON SEAN C HAMILTON TOM A HAMILTON TYLER HAMILTON VINCENT P HAMILTON
WILL HAMILTON WILLIAM KURT HAMILTON TEMERA TWANETTE HAMILTON-PRINCE HARLEY SCOTT HAMLETT MARK ANTHONY HAMLETT MICHAEL L HAMLETT SCOTTY D HAMLETT WILLIAM CHASE HAMLIN ALAN KEITH HAMM COREY DAVID HAMM ERIC C HAMM
JAMES HAMM JOHNATHAN D HAMM JOSHUA HAMM KAYLA RACHELL HAMM MICKEY L HAMM PHILLIP LEE HAMM CHRISTOPHER DREW HAMMACK JAMESON CORDELL HAMMACK LEVI BRYAR HAMMACK ZACHARY HAYDEN HAMMACK AUSTIN J HAMMAN
CYNTHIA J HAMMAN JORDYN NETHNEL HAMMAN JAMES RUSSELL HAMMELL AUSTIN MICHAEL HAMMER ISAAC S HAMMER KACEY ELIZABETH HAMMERBERG ELTON RAY HAMMERS AUSTIN J HAMMON CARL DANIEL HAMMON CORY A HAMMOND JEFFREY A HAMMOND
LANCE C HAMMOND MATTHEW Q HAMMOND MICHAEL PAUL HAMMOND NICHOLAS W HAMMOND THOMAS L HAMMOND JR WALTER L HAMMOND ANDREW HAMMONDS COREY JUSTIN HAMMONDS EDGAR JUSTIN SHANE HAMMONDS KENNETH D HAMMONDS
RICHARD LEE HAMMONDS CRAIG A HAMNER BRITTNIE MAXINE HAMP RYAN M HAMP QUENTIN R HAMPSHIRE BILLY JOE HAMPTON BRENT A HAMPTON DANA O HAMPTON DELERICK L HAMPTON JASON HAMPTON JASON EDWARD HAMPTON KRISTEN HAMPTON
LANDON LANE HAMPTON MATTHEW SCOTT HAMPTON REDONDRIC ONEAL HAMPTON RYAN B HAMRE MIN KYU HAN JENNIFER HANAKEE CHARLES RILEY HANBACK HANNAH YANG HANBACK CARLENE HANCOCK CHARLES SHAWN HANCOCK COREY RAY HANCOCK
DOMINIQUE JAWUAN HANCOCK JAMES THOMAS HANCOCK JOHN CODY HANCOCK MICHAEL T HANCOCK RANDALL A HANCOCK SHAWN T HANCOCK BRONSEN MATTHEW HAND STEVEN E HAND DANIEL I HANDLER MITCHELL E HANDLEY PAUL E HANDLEY PAULA N HANDLEY
ROGER E HANDLEY ROGER JARED HANDLEY SEAN PATRICK HANDRAHAN WALKER LANE HANDS JUSTIN WILLIAM HANDSEL PHYLLIS MORRIS HANDWERG MAKAI ANTAYVION HANDY MADISON NICOLE HANEY RYAN PAUL HANEY VICTOR W HANEY RYAN M HANK
TONY M HANKERSON SCOTT HANKEY ANTHONY HANKINS DARYL G HANKINS JOHN D HANKINS JOSHUA DEWAYNE HANKINS STEVEN W HANKINS WILLIAM L HANKINS AUSTIN L HANKINSON BRADY COOK HANKS JAMES P HANLEY JASON K HANLEY JASON V HANLEY JR
MARY C HANLEY BRANDI NICHOLE HANLIN ROBERT W HANLIN ALLISON R HANNA BENJAMIN T HANNA DARREN L HANNA JUSTIN LYNN HANNA KELVIN A HANNA KYLE T HANNA MARK A HANNA HOWARD D HANNAH NOAH C HANNERS KELSEY BRETT HANNIGAN
JAMIE T HANNIS SEAN PATRICK HANRAHAN LISA MARIE HANSELL SEAN HANSELL CHERYL L HANSEN CHRISTIAN N HANSEN DAMIEN HANSEN DAVID J HANSEN ERIC E HANSEN GREG L HANSEN JACOB DOUGLAS HANSEN JAEGAR STEVEN HANSEN JESSE G HANSEN
JOHN A HANSEN JOSEPH K HANSEN KEVYNN HANSEN KIRBY JOHN HANSEN MATTHEW J HANSEN NICHOLAS C HANSEN PAUL W HANSEN RILEY C HANSEN RUSSELL HANSEN SCOTT R HANSEN SKYLAR BRETT HANSEN STEVEN B HANSEN SUSAN H HANSEN TED HANSEN
TODD L HANSEN WESLEY HANSEN JOSHUA BRYAN HANSER CALEB HANSON CHADLEY E HANSON JASON L HANSON JONATHAN HANSON MARK T HANSON MICHAEL HANSON MILES HANSON NATANIEL SHAPIR HANSON TRAVIS J HANSON JACOB DEAN HANTHORNE
CAL DANIEL HARBACK KEITH HARBINSON TIMOTHY HARBISON NATHAN HARCROW JOHN G HARDEE DEVIN TYLER HARDEN DYLAN KODY MAX HARDEN GAUGE ANTHONY HARDEN JOHN W HARDEN RICKY C HARDEN RAMESH HARDEO WILLIAM J HARDER DANIEL R HARDIE
ERIC M HARDIE LISA D HARDIMAN TEHRAN RODRIGUEZ HARDIMON CODY HARDIN DAVID ANDREW HARDIN DONALD E HARDIN HEATH HARDIN HUBERT ANTHONY HARDIN JOSHUA A HARDIN STEVEN HARDIN CHRISTOPHER F HARDING JACK S HARDING JR
KARLA S HARDING RICHARD HARDING ROBERT A HARDING RYAN HARDING WILLIAM R HARDING WILLIAM R HARDING JR ADAM S HARDISTY LOGAN THOMAS HARDMAN MARK HARDMAN FRANK LAMAR HARDRICK BRANDON THOMAS HARDWICK CHELSEA V HARDY
CHRISTOPHER HARDY JAMES MARCUS HARDY JONI LE HARDY KURT D HARDY LINDSAY KATELYN CAMP HARDY SKYLER EARL HARDY WALKER LOUIS HARDY DONALD HARE ROYAL D HARGET JUSTIN W HARGIS BRANDON S HARGRAVE CEDRIC HARGROVE
WALLACE LEE HARGROVE ANDREW TYLER HARIKE ANN MARIE ISAACSON HARKINS ROBERT M HARKINS WILLIAM HUNTER HARKINS HOWARD J HARKNESS JENNIFER J HARKNESS MICHAEL D HARKNESS PETER HARKNESS JASON MICHAEL HARLAN BRIAN K HARLESS
ROBERT T HARLESTON JEANNE MARLENE HARLEY CAMERAN M HARLIN JASON N HARLIN DAVID C HARLLEE ERNEST M HARLOW BRIAN A HARMES DUSTIN A HARMES JUSTIN A HARMES SKIP P HARMEYER BILLY JOHN HARMON III BRANDON HARMON DAVIS HARMON
LILI ELLAYNE HARMON PATRICK HARMON PAUL T HARMON TANNER EVAN-KEVIN HARMON STEVE HARMS KASERAJ HARNARINE JOSHUA HARNER SOPHIA MARIA AGUON HARO VICTOR CEBALLOS HARO JACK R HARPENAU RYAN J HARPENAU CAMERON MARKELL HARPER
DEAN SHAUN HARPER DEANNA MARIE HARPER DENISE S HARPER DONOVAN KEITH HARPER JASON HARPER JEKENZ DEUQON HARPER KAMERON L HARPER SAM A HARPER TRES HARPER WILL JACOBHERBERT HARRE ALAN E HARRELL CAMERON JAY HARRELL
CHRISTOPHER D HARRELL CINDY J HARRELL GUNNER HARRELL HEWITT P HARRELL HUNTER RAY HARRELL JASON B HARRELL JASON K HARRELL KEONTAE LAMEENE HARRELL MICHELLE HARRELL ROCHELLE M HARRELL SHERROD T HARRELL TRAVIS ANDREW HARRELL
WILLIAM RAY HARRELL DANIEL SCOTT HARRILL BEN HARRINGTON COLTON L HARRINGTON HOLLY HARRINGTON JOHNNY J HARRINGTON LEE HARRINGTON MICHAEL JOHN HARRINGTON JR SHELLY HARRINGTON TRAVIS DUANE HARRINGTON WALTER P HARRINGTON
ALEXIS CAROLINE HARRIS AMANDA RAE HARRIS ANDRAE M HARRIS ANTHONY E HARRIS ANTHONY KENDALL HARRIS ANTHONY LYNN HARRIS BENNY L HARRIS BLAKE JOSEPH HARRIS BRADY GERELL HARRIS BRIAN EDWARD HARRIS BRYSON W HARRIS
CARLOS DEWAYNE HARRIS CHRISTIAN D HARRIS CHRISTOPHER TYSON HARRIS COLBY HARRIS COLBY JERARD HARRIS DANIEL HARRIS DARRIN J HARRIS DAVID GLENN HARRIS DERWIN M HARRIS DILLON J HARRIS DON H HARRIS EDDIE CHARLES HARRIS JR
FERLANDZ ANTHONY HARRIS GLEN A HARRIS GLENDA WILSON HARRIS GRAHAM J HARRIS GREGORY HARRIS HEATHER HARRIS HOWARD H HARRIS JACOB DOUGLAS HARRIS JACOB LEE HARRIS JASON G HARRIS JASON SCOTT HARRIS JAY WILLINGTON HARRIS
JEREMY JEROME HARRIS JESSE L HARRIS JOHN D HARRIS JOHN D HARRIS JYRUS HARRIS SR KEGINALD LABRONDON HARRIS KELLI LEANN HARRIS KENT HARRIS KODY ISAIAH HARRIS KYLE PATRICK HARRIS LANNY GENE HARRIS LONNIE AARON HARRIS MARK HARRIS
MARK D HARRIS MARK D HARRIS MARK W HARRIS MATTHEW DAVID HARRIS MATTHEW M HARRIS MELINDA A HARRIS MICHAEL HARRIS MICHAEL JORDAN HARRIS MICHAEL LEE HARRIS NICHOLAS L HARRIS NITALIA ALIZABETH HARRIS PERNELL HARRIS
RANDAL S HARRIS ROBERT S HARRIS RODNEY G HARRIS ROYCE G HARRIS SAMUEL D HARRIS SAMUEL T HARRIS SCOTT A HARRIS STEPHEN HARRIS TIMOTHY KEITH HARRIS TOMMY SHAWN HARRIS TWANA W HARRIS TYLER HARRIS WAYNE ALLEN HARRIS JR
WILLIAM JAMES HARRIS WILLIE B HARRIS ANTWAIN DEON HARRISON SR AUSHIA R HARRISON CHRISTOPHER D HARRISON COOPER S HARRISON DAVID E HARRISON GARRETT HARRISON JASON LAMAR HARRISON JENNA CAYTON HARRISON JERROD BROCK HARRISON
JERRY W HARRISON JONATHAN DEE HARRISON JORDON MICHAEL HARRISON MIKYA RENEE HARRISON REILLY ELLEN HARRISON ROBERT PATRICK HARRISON RODNEY W HARRISON RONALD LYNN HARRISON SCOTT R HARRISON TERRI-LYNN HARRISON
THOMAS GREGORY HARRISON TYLER G HARRISON TYLER JAMES HARRISON WILLIAM P HARRISON DONALD ROTH HARROLD GRANT HARROP TY HARROP-MACNEIL DANIEL HARRY OMAR KAREEM HARRY ABIGAIL HART ANTHONY HART CALVIN HART CODY DANIEL HART
ERIC GLENN HART HART L HART JACOB C HART JAMARIS J HART JEREMIAH HART JOHN HENRY HART LESTER LEE HART ROBERT HART SCOTT A HART TOBY J HART TRAVIS AUSTIN HART TREVELON D HART WESLEY D HART DAVID HARTER KEITH F HARTER
KELLY HARTER ROBERT A HARTER ROBERT W HARTER JR STEPHEN M HARTER STEPHEN MARTIN HARTER JUSTIN E HARTFORD MORGAN ASHLEY HARTIS EVAN JOSEPH HARTLAGE TERRY ALLEN HARTLE BENJAMIN K HARTLEY CARLY ANN HARTLEY CHARLES MATTHEW HARTLEY
DAVID D HARTLEY DAVID R HARTLEY NICKOLAS JOHN HARTLEY SAGE C HARTLEY ERIC G HARTMAN JEFFREY M HARTMAN SEAN J HARTMAN STEVEN P HARTMAN CHRISTOPHER M HARTNETT BRAD L HARTSHORN NATHANIEL A HARTUNG DARREN HARTZ
JONATHAN DAVID HARVEY JULIETTE F HARVEY PATRICK KEITH HARVEY RICHARD HARVEY RICKY HARVEY SAMUEL K HARVEY JASON SCOTT HARVILLE PHILLIP S HARVILLE KENNETH CHARLES HARWELL DARTON A HARWICK SARJIL HASAN MATTHEW SETH CARL HASBROUCK
HAFIZ ABDUL HASEEB CARROLL J HASELDEN III JIMMY M HASELDEN JOSEPH R HASELDEN LUKE T HASELL ANTHONY P HASENPFLUG JEFFREY MICHAEL HASERT NERMIN HASIFIC JACOB HASKETT EMMA NICOLE HASKINS KENNETH B HASKINS TRAVIS EUGENE HASLAM
ADAM T HASLEBACHER AUSTIN BAILEY HASS AHMED HASSAN EJAZ HASSANALI ALAN M HASSETT BENJAMIN K HASTE KURTIS L HASTING MARTIN DAVID HASTINGS WILLARD W HASTON JR SENAD HASUKIC AUSTIN J HATCH BRIAN M HATCH DENTON HATCH KENT HATCH
MICHAEL D HATCH JR REESE E HATCH AVERY GARNER HATCHEL BYRON S HATCHELL JENNIFER M HATCHELL JOSEPH MCCAN HATCHELL DAVID L HATCHER DONALD F HATCHER KARL A HATCHER RODNEY GLEN HATCHER SHAWN R HATCHER STEVEN CASEY HATCHER
ALEX R HATFIELD CODY LEE HATFIELD ISAAC TAYLOR HATFIELD JEREMY G HATFIELD MARY JANE HATFIELD THOMAS E HATFIELD TONI L HATFIELD ETHAN DEAN HATHAWAY JONI D HATHAWAY SETH HATHAWAY DARYL LEE HATLEY RYAN LEIGH HATMAKER HARRY HATTON III
MATTHEW L HAUF RYAN N HAUGH FOREST WILLIAM HAUGHIE IV NICHOLAS HAUPT JEREMY K HAUPTMAN COREY L HAURY JAMES M HAUSBACH LEIGH HAUSBACH JERRY W HAUSE ANDREW PHILLIP HAUSER ERIC W HAUSFELD BRANDON RAY HAUSKINS KYLE JAMES HAUT
SAMANTHA LYNN HAVERKAMP ZACHARY HAVERLY JENNIFER HAVIS GAYLE MARIE HAVLICEK STEPHEN HAWCO ANDREW HAWES AUSTIN R HAWK JOSHUA LEE HAWKER JACOB R HAWKES JAMES HAWKES MATTHEW W HAWKES ALLAN HAWKINS DARREN D HAWKINS
DENNIS BLAKE HAWKINS DOUGLAS HAWKINS GREGORY LYNN HAWKINS JEREMY J HAWKINS JOHNNIE ODELL HAWKINS JR JOSHUA M HAWKINS KELVIN LAMAR HAWKINS KIMBERLY D HAWKINS KYLE MATTHEW HAWKINS LEE HAWKINS MARK C HAWKINS
MARTIN G HAWKINS MATTHEW SCOTT HAWKINS MICHAEL HAWKINS NATASHA ANASTASIA HAWKINS PAUL A HAWKINS PAUL W HAWKINS ROBERT COR LEON HAWKINS ROBERT DREW HAWKINS STEPHEN HAWKINS TIMOTHY JASON HAWKINS TYLER SCOTT HAWKINS
WILLIAM E HAWKINS FORREST D HAWTHORNE JAMES PRESTON HAWTHORNE JENNIFER B HAWTHORNE GREGORY A HAY KEVIN DANIEL HAY LACI NICOLE HAY TUCKER HAYCRAFT TIMOTHY DREW HAYDEN BRADLEY HAYDON CHRISTOPHER MICHAEL HAYER GURPAL HAYER
ADAM HAYES ANDRE B HAYES BRAYDON CHARLES HAYES BRINKLI AMBER GRACE HAYES CALEB ELLIOTT HAYES CHRISTOPHER D HAYES ELIZABETH JANE HAYES JACOB RYAN HAYES JASON M HAYES JOHN HAYES JON P HAYES JOSHUA MARTIN HAYES KOLLIN J HAYES
LAWRENCE HAYES MARK CALEB HAYES SCOTT L HAYES TERRELL MARKESE HAYES WILLIAM G HAYES ZACHARY MATTHEW HAYES PAUL E HAYES II WKIYANOS HAYISH LANCE E HAYLETT ROSS MICHAEL HAYMAN SCOTT HAYMON BRENDA-JEAN MARIE HAYNES
CHRISTOPHER WILLIS HAYNES DESMOND HAYNES GARY HAYNES GORDON R HAYNES JEFFREY H HAYNES JOSEPH HAYNES JUDY R HAYNES KEVIN ROBERT HAYNES KYLE THOMAS HAYNES MARK T HAYNES JR MITCHELL L HAYNES JARED RICHARD HAYNIE CODY DANZEL HAYS
MICHAEL CHRISTOPHER HAYS JEREMY A HAYWARD KURTIS HAYWARD STERLING B HAYWARD TEVIN KASHAWN HAYWARD YATWAN HAYWARD DAVID MARTIN HAYWOOD MYRON J HAYWOOD RUSTY S HAYWORTH CHAD M HAZELTON MARCUS TYRONE HAZELTON
CHANDLER DANE HAZELWOOD SHAWN L HAZEN DAVEY HAZLEWOOD AMANDA DAWN HEAD JOHN S HEAD NATASHIA RAE HEADROE LARRY DUSTIN HEAGLE KRISTIAN HEALD MARK E HEALY JAMES O HEAPS III THOMAS L HEARD GEORGE STEPHEN HEARN III
JEREMY C HEARN MICHAEL BRIAN HEARN TERESA M HEARN TIMOTHY LEE HEARN DARIUS ALEXANDER HEARNS ALEXIS NICOLE HEASTER BRANDON TYLOR HEATH DYLAN I HEATH FRANK J HEATH KRIS HEATH MATTHEW GERARD HEATH WILEY KADE HEATH
DEBRA HEATHER ROBERT S HEATHERLY BRIAN C HEATON JEFFREY B HEATON SAVANNAH D HEAVRIN CONRAD HEAVY SHIELDS KAMILLA JEAN HEBB MARC-ANDRE HEBERT MARCUS D HEBERT NATHAN J HECKMANN BENJAMIN JENSEN HECTOR JOHN HEDEN
DEBRA J HEDGE GREGORY R HEDGE JACOB GRANT HEDRICK RAYMOND THOMAS HEDRICK WADE M HEDRICK JAKE JASON HEESACKER JASON C HEESACKER DANIEL HEFFERAN ROBERT SEAN HEFFERNAN MARK W HEFLEY JESSICA R HEFLIN JORDAN HEFLIN
KENNY J HEFLIN KEVIN CHRISTOPHER HEFLIN KODI MICHAEL HEFLIN GABRIEL WAYNE HEFTY MYLES M HEFTY BROCK D HEGGEMEYER DANIEL D HEGGEMEYER JOSHUA G HEIDERMAN TYLER J HEIDERMAN WILLIAM T HEILMAN LANCE A HEIM CHRISTIAN CORDNER HEINE
KERRY KAYNE HEINKE JASON HEINKEL DAVID MICHAEL HEINRICH LOGAN A HEISDORFFER DUSTIN L HEISER RICHARD HEITMAN JR DONEL HELBERT KYLE HELBERT JOSEPH HELD BRIAN N HELDENBRAND DARYL W HELDENBRAND JILL A HELDERMAN NOLAN TYLER HELDT
KYLE HELFER BRANDON HELFMANN MICHAEL PAUL HELLARD JAMES MATTHEW HELLE PAUL GARRETT HELLEIN JONATHAN K HELLER KODY J HELLER MICHAEL A HELLER MICHAEL A HELLER JR NATHANIEL R HELLER ROBERT E HELLER ALEXANDER B HELM
MATTHEW D HELM DALTON KENT HELMCAMP JODI LYN HELMER GARY HELMINSKI GREGORY L HELMINSKI HESSTON SHAY HELMS HOLDEN BRAY HELMS JAMES WILLIAM HELMS III JASON DENNIS HELMS JOSHUA ALAN HELMS PAUL M HELMS JR TIMOTHY DONNY HELMS
WARREN BENNETT HELMS MARLEN HELMUTH CHLOE CAROLYN HELPHENSTINE GARY ALLEN HELSING JACE KENNETH HELSON CHRISTOPHER L HELTON JAMES MICHAEL HELTON TROY LEE HELTON ROBERTA HELVEY TRAVIS RAYMOND LEE HELVEY PATRICIA ETHLYN HELZER
CYNTHIA HEMBROUGH JOSEPH RAY HEMBY JR RUSSELL A HEMINGWAY JONATHON O HEMMER JAMES T HEMMINGER CASEY DENISE HEMRICK BAILEY RHONDA J HENCKEL HERBERT DUKE HENDERS LANCE O HENDERSHOT CARRIE ANNE HENDERSHOTT BRADLEY S HENDERSON
BRADLY SCOTT HENDERSON BRADY JAMES HENDERSON BRANDY DENISE HENDERSON BRIAN R HENDERSON CASSIDY CLARK HENDERSON CHARLES B HENDERSON CHARLES K HENDERSON SR CHARLES M HENDERSON CHRIS C HENDERSON CHRISTOPHER JERMAINE HENDERSON
DONALD LEE HENDERSON ERIC JOHN HENDERSON GARRET WAYNE HENDERSON JADE EVAN HENDERSON JAMES M HENDERSON JASON L HENDERSON JENNIFER EPPERSON HENDERSON JENNIFER LEIGH HENDERSON JOHNATHON DAVID HENDERSON KOURTNEY S HENDERSON
KYLE ROSS HENDERSON KYSON MATTHEW HENDERSON LONNEL E HENDERSON MICHAEL JOSEPH HENDERSON NICHOLAS HENDERSON RANDY LAVELLE HENDERSON ROBERT HENDERSON RYAN JEFFREY HENDERSON SARAH CHRISTINE HENDERSON SCOTT GREGORY HENDERSON
STEVEN M HENDERSON WILLIAM ROYAL HENDERSON CLIFF PIERRE HENDON II BILLY HENDREN RANDY HENDREN CORY HENDRICKS JESSICA LYNN HENDRICKS NATHAN W HENDRICKS JR CHRISTOPHER R HENDRICKSEN ADAM C HENDRICKSON JUSTIN HENDRICKSON
LOGAN HENDRICKSON NICHOLAS E HENDRICKSON ROCHELLE M HENDRICKSON WILLIAM J HENDRICKSON ADAM DANIEL HENDRIX BRITTANY WHITTEN HENDRIX JOSEPH A HENDRIX MELISSA ANN HENDRIX MICHAEL JAMES HENDRIX ZACHARY ELI HENDRIX JOHN HENDRY
DALTON K HENERY JOSHUA P HENERY JASON RAY HENFLING SOPHEAK HENG DAKOTA SHANE HENLEY DAVID S HENLEY STEPHEN HENLEY ANDREW JAMES HENLINE TODD E HENLINE SR TODD ERIC HENLINE JR STEVEN LEE HENNAGER LAURA LYNN HENNESSEY
DENNIS E HENNESSY SHAIN CHRISTOPHER HENNESSY ARIK MICHAEL HENNING DAVID R HENNING JEFFREY D HENNING RIVER MICHAEL HENNING SHANE ALAN HENNING TYLER D HENNINGER MARK HENNINGS MARK HENNINGS MICHAEL ANTHONY HENON
CODY CHRISTOPHER HENRICHSEN SCOTT J HENRICKS KEITH CHRISTOPHER HENRIKSEN CARLON D HENRY CASETEN LOGAN AARON HENRY CASEY DANIEL HENRY DERICK MAHLON HENRY GREGORY A HENRY HUDSON LEE HENRY JR JUSTIN HENRY KAREN ELIZABETH HENRY
LAMOR A HENRY RAVEN J HENRY SAMUEL J HENRY SHANNON MICHAEL HENRY SUSAN C HENRY TERRENCE C HENRY WILLIAM GERARD HENRY ERIC HENSEL ROBERT ALLEN HENSEL JANET M HENSELEIT MARK A HENSHAW AARON FORD HENSLEY BENJAMIN DOUGLAS HENSLEY
DAVID M HENSLEY GLEN HENSLEY JOSHUA T HENSLEY PENNY J HENSLEY TENNYSON C HENSLEY DANIEL WAYNE HENSON DAVID L HENSON JOHN S HENSON CAMERON MICHAEL HEPLER BLAKE J HEPPNER DENISE I HEPPNER ROBERT W HEPPNER WALKER DALLAS HEPPNER
CLINTON A HERBERT WILLIAM D HERBERT ALEXANDER B HERBITTER BRANDON M HERCHENBACH DONALD KEITH HERD JR CARLOS HEREDIA JAIME HEREDIA ORTEGA DAVID DOUGLAS HERIER JR JOSEPH HERINGER STEPHEN HERITAGE BENJAMIN HERLACHE
CHRIS HERMAN HOLLY JOYCE HERMAN JASON X HERMAN MARK HERMAN MICHAEL HERMAN MORGAN HERMANN JON C HERMEY ABDEEL ENRIQUE SALINAS HERNANDEZ ALBERTO HERNANDEZ ALDAIR HERNANDEZ ALEX B HERNANDEZ ALFONSO HERNANDEZ JR
ANDRES DEJESUS HERNANDEZ ANITA HERNANDEZ ANTONIO ARTURO ARMAS HERNANDEZ ARACELIA KRISTINA HERNANDEZ ARMANDO HERNANDEZ ARNEL HERNANDEZ ARTURO MARTINEZ HERNANDEZ BRENDA JAZMIN TORIZ HERNANDEZ CARLOS ALBERTO GONZALEZ HERNANDEZ
CARLOS ARTURO HERNANDEZ CARLOS DE JESUS HERNANDEZ CARRI SHEREE HERNANDEZ CESAR ALEXANDER HERNANDEZ CHRISTINA ANGELA HERNANDEZ CLYDE HERNANDEZ CONRADO NA HERNANDEZ CRISTHIAN ARTURO HERNANDEZ CRISTIAN YUNIEL HERNANDEZ
DANIEL O HERNANDEZ DAVID E HERNANDEZ EDGAR RAUL RAMIREZ HERNANDEZ EDUARDO SARMIENTO HERNANDEZ EMILIO HERNANDEZ ENRIQUE SANTOS HERNANDEZ EPIGMENIO HERNANDEZ ERIC HERNANDEZ ERIC NA HERNANDEZ ESTEBAN ADRIAN CASTELLANOS HERNANDEZ
EZEQUIEL ROSALES HERNANDEZ FRANCISCO LUIS HERNANDEZ GONZALO V HERNANDEZ GRECIA ELIZABETH SILVA HERNANDEZ HERIBERTO HERNANDEZ HILARIO HERNANDEZ J CRUZ HERNANDEZ JR JAIME ALBERTO HERNANDEZ JAMES I HERNANDEZ JESSICA HERNANDEZ
JESUS HERNANDEZ JESUS MANUEL SANTANA HERNANDEZ JOHN JULIAN HERNANDEZ JOHN M HERNANDEZ JONATHAN HERNANDEZ JORGE HERNANDEZ JORGE L HERNANDEZ JOSE HERNANDEZ JOSE ANTONIO HERNANDEZ JOSE ANTONIO HERNANDEZ HERNANDEZ
JOSE EDUARDO HERNANDEZ JOSE JORGE HERNANDEZ JOSE MANUEL LUNA HERNANDEZ JOSE N HERNANDEZ JUAN HERNANDEZ JUAN CARLOS HERNANDEZ JUAN CARLOS RUIZ HERNANDEZ JUAN G HERNANDEZ JUAN MANUEL HERNANDEZ JULIO HERNANDEZ
KARLA VALERIA HERNANDEZ KEVIN M HERNANDEZ LEXIS Y HERNANDEZ LIZBETH G HERNANDEZ LUIS ENRIQUE MARISCAL HERNANDEZ MARTIN HERNANDEZ MAURO OBED HERNANDEZ MIGUEL HERNANDEZ MIGUEL ANGEL HERNANDEZ MITZI SELENE HERNANDEZ
OCTAVIO ARCE HERNANDEZ OSCAR DANIEL RENDON HERNANDEZ PAUL ALBERT HERNANDEZ RADAME HERNANDEZ RAFAEL GONZALEZ HERNANDEZ RAFAEL V HERNANDEZ RENE U HERNANDEZ RICARDO HERNANDEZ RICARDO HERNANDEZ RICARDO HERNANDEZ
RIGOALBERTO NA HERNANDEZ RIGOBERTO TORIZ HERNANDEZ ROBERTO HERNANDEZ RODRIGO HERNANDEZ ROLANDO HERNANDEZ RONALD LEE HERNANDEZ RUBEN HERNANDEZ SAMUEL HERNANDEZ SERGIO HERNANDEZ SHAWN GILBERT HERNANDEZ
STEPHEN M HERNANDEZ STEVEN HERNANDEZ TRACI B HERNANDEZ ULISES HERNANDEZ VALDEMAR HERNANDEZ VICENTE A HERNANDEZ VICTOR HUGO HERNANDEZ LUIS A HERNANDEZ ARGUETA ARCENIO HERNANDEZ BARDALES LUIS F HERNANDEZ BLANCO
FERNANDO S HERNANDEZ BRIONES JESUS DAVID HERNANDEZ HERNANDEZ JAIME HERNANDEZ ORDUNA MAXIMO HERNANDEZ SEQUERA HECTOR RAMON HERNANDEZ ZARATE JOSE REYNALDO HERNANDEZ ZAVALA FRANCISCO MANUEL HERNANDEZ-SANCHEZ
FRANCISCO HERNANDEZ-VAZQUEZ WILLIAM HERNANE BRENNAN TYNER HERNDON CALEB AMOND CHAPMAN HERNDON MARK HERNDON TARA F HERNDON MELCOLM HEROLD KYLEE MARIE HERPOLSHEIMER ELOY HERRADA ELOY HERRADA SANTIAGO GOMEZ HERRAN
AARON P HERRERA ALEJANDRO JAVIER HERRERA BLANCA ESTELA MENDEZ HERRERA ESPIRIDION HERRERA FABIAN J HERRERA FRANCISCO HERRERA HERBER HERRERA HERIBERTO HERRERA JUSTIN ALEXANDER HERRERA MARTIN GERARDO HERRERA MONICA HERRERA
NANCY HERRERA OMAR HERRERA OSBALDO ARTURO HERRERA OSCAR HERRERA OSCAR SAID HERRERA RUBEN L HERRERA ROGELIO HERRERO TERRY R HERRICK MICHAEL B HERRIN DAVID J HERRING JERMAINE HERRING JUSTIN HERRING LYONNELL HERRING
JOHN A HERRINGTON KENNETH R HERRINGTON JR ANDREA ELIZABETH HERRMANN CLAYTON A HERRON JR JASON HERRON KYLE LYNELL HERRON NATHAN ODUS HERRON RICHARD ALLEN HERRON SCOTT D HERRON WILLIAM D HERRON DUANE A HERSCHBERGER
ELMER J HERSCHBERGER ELVA N HERSCHBERGER KENNETH L HERSCHBERGER LARRY L HERSCHBERGER LARRY N HERSCHBERGER TALON Q HERSCHBERGER LARRY L HERSHEY PHILLIP HERTENDY HAYDEN ALEXANDER HERTZ BRYCE WILLIAM HERVEY ANTHONY RAY HERZIG
MITCHELL W HERZIG BRIAN JOHN HESLOP RYAN E HESLOP BRANDON MICHAEL HESS BRIAN C HESS CHAD D HESS CODY HESS DAVID C HESS KODY J HESS KODY LYNN HESS KRISTIN MARIE HESS MICHAEL P HESS MICHAEL HESS PAUL HESS ROB LYNN HESS
SHANON R HESS TANNER H HESS DONNA JOY HESTER ERIC DWAYNE HESTER FREEMAN DALE HESTER HUNTER HESTER JAMES HEATH HESTER JASON A HESTER KEVIN B HESTER TRENNIS COLE HESTER STEVE LEVAR HETHERINGTON KEVIN J HETRICK ALMA HEUSTIS
FRANKLIN D HEVELINE DYLAN JACOB HEWETT AVERY R HEWITT BRYANT K HEWITT GARY HEWITT JOHN MATTHEW HEWITT KYLE ROLAND HEWITT LOGAN M HEWITT TORIE P HEWITT VICTORIA HEWITT ZACHARY W HEWITT RYAN A HEWSON RODRICK R HEYKOOP
KENDAL LEIGH HIATT GLENN JOSEPH HIBBARD DUSTIN WAYNE HIBBS TYLER DALE HIBBS ANTONIO A HICIANO COLE S HICKENBOTTOM DEVERY HICKERSON LISA C HICKERSON RILEY WITT HICKERSON STEPHEN W HICKERSON JACOB CHARLES HICKEY JESSICA D HICKEY
FLUCKE E HICKLIN ALLEN L HICKMAN BRIAN MICHAEL HICKMAN PATRICK MICHAEL HICKMAN PHILIP HICKMAN JAMES L HICKNER TYLER JEFFREY HICKOK KEITH HICKOX ALISHA RAE HICKS BENJAMIN C HICKS BRADLEY D HICKS BRANDON D HICKS BRIAN K HICKS
BRICE HICKS CHERYL HICKS CORINNA SUE HICKS DAVID L HICKS JR DYLAN BRICE HICKS HURSHEL JOSEPH HICKS JASON D HICKS JASON ERIC HICKS JIMMY WAYNE HICKS JR KENNETH HOWARD HICKS KYLE HICKS LANDON BROOKS HICKS MATTHEW J HICKS
MICHAEL E HICKS JR PATRICK J HICKS RICHARD HICKS RICHARD A HICKS ROBERT HICKS RYNE L HICKS SAMUEL JASON HICKS WILLIAM J HICKS KURT L HIEBER NICHOLAS EDWARD HIETT WILLIAM ROBERT HIGDON ALEX FORD HIGGINBOTHAM CHRIS MICHAEL HIGGINBOTHAM
FRANK JASON HIGGINBOTHAM CHRISTOPHER WAYNE HIGGINS JOHNNY GENE HIGGINS ROBERT L HIGGINS TIMOTHY HIGGINS TREVOR HIGGINS BRIAN SCOTT HIGGS KORY ALLEN HIGH TY J HIGH CHRISTOPHER M HIGHAM BRENT S HIGHLAND MITCHELL LEE HIGHLAND
BRETT CORDELL FELIX HIGHLEY CODY ALLYN HIGHLEY LAURY D HIGH-SCOTT DYLAN T HIGHTOWER JAYCI KAY HIGHTOWER JOEL ALAN HIGHTOWER JR LORI B HIGHTOWER RILEY ALLAN HIGHTOWER STACY A HIGHTOWER BRENDA HIGUERA BENJAMIN WESLEY HILBURN
JOE WILSON HILBURN SAMANTHA LYNN HILBURN KENNETH JAMES HILCHEY SHANE HILDEBRAND BRENT L HILDEN CHAD HILDRETH BRADLEY J HILFIKER BART A HILGE BURKE ALAN HILGE PAUL T HILGENBERG LEANN F HILGERT TYLER L HILGERT FOTIOS HILIAS
ALEX MICHAEL HILL ALEXIS HILL AMBER NICHOLE HILL ANTHONY BLAKE HILL BRAD HILL BRIAN JAMES HILL BRIAN KEITH HILL SR BRIAN MATTHEW HILL CAMERON DREW HILL CASEY ALLEN HILL CHASE J HILL CHRISTINA HILL CHRISTOPHER K HILL CLAYTON TAYLOR HILL
COLT ALEXANDER HILL DALE L HILL DERRICK ELLIE HILL DESMOND AVANTA HILL DEVON HILL DONALD HILL DONALD JOSEPH HILL DUANE HILL JR DYLAN W HILL EMILY DANIELLE HILL FRANK W HILL GREG L HILL HENRY CORALL HILL HUNTER LYNN HILL
JACK ALEXANDER HILL JAMES A HILL JAMES LAWRENCE HILL JAMES M HILL JAXON C HILL JEREMY K HILL JIM L HILL JOHN C HILL JOHN MATTHEW HILL JOSHUA HILL JOSHUA ERTIS HILL KEITH W HILL LISA W HILL LUCAS SCOTT HILL MARCO JEMEL HILL
MATTHEW AARON HILL MATTHEW LEE HILL MCKENZIE LEIGH HILL MICHAEL ANDREW HILL MORGAN DANIELLE HILL NATHAN L HILL NICHOLAS R HILL NORMAN TYRONE HILL ROGER L HILL ROSE VICTORIA HILL RUSTY J HILL RYAN HILL SCOTT W HILL SETH HILL
SHAWN D HILL TAMARCUS DEVONN HILL TIMOTHY WILLIAM HILL TINA M HILL TODD R HILL TRACE WILSON HILL TYLER J HILL ZACHARY HILL ZACHARY RYAN HILL AUSTIN D HILLE LOGAN MATTHEW HILLEBRENNER NICHOLAS GENE HILLER MITCHELL B HILLEY
SHARON K HILLEY COLTON BRICE HILLIARD DAKOTA TERRY HILLIARD SONYA MICHELLE HILLIARD TERRY E HILLIARD GABRIELLE NICOLE HILLIKER JOHN JOSEPH HILLMAN BRIAN J HILLS DYRON ELLIOTT HILLS GARY HILLS KIRK ALEXANDER HILLS RAGENA GAIL HILSABECK
GEORGE W HILTON III ROBERT HILTON ANDREW B HILTY JACOB A HIMBURG CHRISTOPHER J HIMELICK BRADLEY K HIMES JASON R HIMMER JANET M HIMSTEAD MATTHEW HINCH DEVAN HINDMAN KAILA HINDS HARRY EDWARD HINEMAN III ADAM V HINES
ANTHONY S HINES CHRISTOPHER A HINES JR DREW A HINES JOEL EDWARD HINES JR JOHN O HINES JOSHUA DAVID HINES LANGSTON P HINES II MORGAN GRACE HINES TAVARIS HELMUT HINES CODY DANE HINKLE COREY LYNN HINKLIN MAYRA FERNANDA HINOJOSA
VICTOR JAVIER HINOJOSA ANDREW A HINOSTROZA DANIEL HUGO HINOSTROZA TOBY DEAN HINSHAW ISAAK ANDREW HINSON KENNETH HINSON CHRISTOPHER P HINTERSCHER CATHERINE HINTON KALEB D HINTON PATRICK LEE HINTON RONALD J HINTON

JUSTIN N HINTZ ALEXANDER D HINZ STEVEN L HINZMAN THOMAS WILSON HIOTT III MITCHELL HIPWELL MATHEW G HIRE JAYSON HIRSCHI JENNA CLARE HIRSCHL MATTHEW E HIRSCHL JOSEPH M HIRT JOEL SCOTT HISKES HUNTER CHARLES HISSOM JOHN P HISTED
HEATHER LEE HITCH LANDON N HITCHEL WILLIAM LOUIS HITCHMAN JACK D HITE JR KENDRICK M HITE JOSEPH ADAM HITT SHANE OKELLEY HITT STEVEN L HITZ MARCUS HIX JACOB I HIXSON MICHAEL A HIXSON JACOB CHRISTIAN HJORTH HARLEE JAY HLEDIK KEN HO
DAVID HOAG MARC ADAM HOAGLUND KHAI VAN HOANG LAN T HOANG CHARLES JASON HOBBS DEBORA HOBBS JAMES ISAAC HOBBS STEVEN HOBBS JASON E HOBER TRAVIS JAMES HOCHSTEIN ALEXANDRIA PAIGE HOCK DANIEL HOCK BRETT WESLEY HOCKETT
CHAD ALLEN HOCKETT JEFFREY R HOCKEY JOSEPH A HOCKEY LONNIE T HOCKSTRA ANTHONY D HODGE COURTNEY LEWIS HODGE JAMES M HODGE JAMES M HODGE JEREMIAH RODNEY HODGE JUSTIN THOMAS HODGE COLIN RANDALL HODGES DAVID C HODGES
DENNIS C HODGES DUREE GENE HODGES JEFFREY PALMER HODGES JEREMEY MICHAEL HODGES KAELA EILEEN-SINGLETON HODGES ROBERT WILLIAM HODGES TIMOTHY S HODGES WILLIAM C HODGES WILLIAM N HODGES ANITA HODGIN SKY A HODGKIN CHLOE LIANN HODGSON
JAMES CHRISTOPHER HODGSON JENS R HODGSON MARYANN S HODGSON CHAD T HODNETT DAVID D HODORY NATHANIEL ANDREW HODSKINS LYNN M HOEKSTRA BRADLEY EDWARD HOELSCHER COLLIN M HOEPPNER VIVIAN T HOERTH SEAN GREGORY HOEVENER SCOTT A HOF
ADAM J HOFF ANDREW J HOFF DANIEL J HOFF JR GERALD S HOFF KERRY J HOFF MICHAEL P HOFF CASEY HOFFEDITZ ABBY MARIE HOFFELDER CAMEO DAWN HOFFELDER CHRISTOPHER JOHN HOFFELDER RYAN G HOFFIE AUSTIN SCOTT HOFFMAN BILL S HOFFMAN
DOUGLAS A HOFFMAN E ALEX HOFFMAN HAYDEN CLAIR HOFFMAN JAMES M HOFFMAN JEFF A HOFFMAN JIMMY R HOFFMAN KURT HOFFMAN LATRICE A HOFFMAN MARK W HOFFMAN STEVEN G HOFFMAN TODD H HOFFMAN BRANDON M HOFFMANN ERIC CHARLES HOFFMANN
TIMOTHY MICHAEL HOFFMANN JOSHUA FREDRICK HOFMANN JORDAN M HOFMEISTER ANTHONY A HOGAN DYLAN JAMES HOGAN EMILY KAY HOGAN JOSHUA A HOGAN KEATON ALLEN HOGAN KRISTI O HOGAN ROBERT J HOGAN SAMANTHA J HOGAN THOMAS P HOGAN
JORDAN A HOGEBOOM JONATHAN SCOTT HOGELAND MAX T HOGGARD II NICHOLAS HOGGARD TRAVIS BRENT HOGGARD MICHAEL W HOGLE SHARON HOGUE JAMIE A HOHENBERGER AMANDA J HOHENSTEIN RUDY R HOHENSTEIN TREVOR JAY HOHENSTEIN AMY HOHL
MARK STEVEN HOHLEN WILLIAM WARREN HOHMEIER JR BRAYDEN CHRISTOPHER HOHN HANS C HOHN CHRISTEL SANDRA HOKENSON DALLAS R HOLBROOK JURELL L HOLBROOK BENJAMIN ALEX HOLCOMBE CHARLES A HOLCOMBE TRACEY LYN HOLCOMBE CALEB L HOLDAWAY
COURTNEY HOLDEN DALTON J HOLDEN FAITH ELIZABETH HOLDEN JEFF HOLDER CODY GAIL HOLDITCH JUSTIN HOLDSWORTH MITCHELL PATRICK HOLGATE DOMINGO HOLGUIN ALEXANDER DANIEL HOLIFIELD CLARENCE RONALD HOLIFIELD SHAUN ROBERT HOLKE
THOMAS M HOLKESVIG DOUGLAS R HOLLADAY ADDIE BETH HOLLAND CHRISTY A HOLLAND EDWARD DOMINICK HOLLAND GRAHAM MICHAEL HOLLAND JERMAINE HOLLAND LOREN JAY HOLLAND MICHAEL JARROD HOLLAND NATHAN M HOLLAND JOHN J HOLLATZ
JASON VANN HOLLAWAY HEATH ALLEN HOLLEN JESSICA HOLLENBECK CRESSIE JEMAL HOLLEY DEREK STEVEN HOLLEY DORSEY HOLLEY KYLE AUSTIN HOLLIDAY NICHOLAS R HOLLIDAY KENNETH HOLLIE MICHAEL E HOLLIFIELD JAYLYNE TREZELLE HOLLIMAN JEFFREY L HOLLIMAN
CORY L HOLLINGER KRISTEN B HOLLINGSEAD JOSEPH CAMERON HOLLINGSHEAD ANTHONY HEATH HOLLINGSWORTH BETSY COLLEEN HOLLINGSWORTH COLTON HOLLINGSWORTH JAKE ALLAN HOLLINGSWORTH JORDAN COLE HOLLINGSWORTH LUKE A HOLLINGSWORTH
MICHAEL HOLLINGSWORTH SHAWN LAMONT HOLLINGSWORTH SR TRISTON WADE HOLLINGSWORTH AARON HOLLIS CADEN REID HOLLIS CHRISTOPHER A HOLLIS JASON RUSSELL HOLLIS JOHNNY WAYNE HOLLIS KORY RAY HOLLIS PAUL W HOLLIS BRIAN L HOLLISTER
JOSEPH S HOLLOWAY JOSHUA ADAM HOLLOWAY ROCKY GEORGE HOLLOWAY TOYA Y HOLLOWAY VIVIAN L HOLLOWAY JOSHUA SCOTT HOLLOWELL MEGAN LAUREN-ANN HOLLOWELL SANDY HOLLOWELL JAMES BRUCE HOLLYWOOD MATTHEW D HOLLYWOOD CASEY J HOLM
COURTLEY A HOLMAN DAVID GRAHAM HOLMAN DRAYTON SHEA HOLMAN JAY HOLMAN BRADLEY D HOLMES CARRIE MAE HOLMES CORY NICHOLUS HOLMES DANIEL J HOLMES EDWARD LEE HOLMES JR GARY D HOLMES HARLAN HOLMES JASON E HOLMES
JOSHUA RAKEEM HOLMES JULIAN MICHAEL HOLMES KELLY MARIE HOLMES MIKKI DEANN HOLMES NATHAN R HOLMES ROGER D HOLMES RYDER ALAN HOLMES SEAN MICHAEL HOLMES WARREN HOLMES SAVANAH JADE HOLMES OSBORN ROBERT J HOLMWOOD
NICHOLAS HOLNESS CHRISTOPHER MICHAEL HOLOMAN ANTHONY R HOLSTEIN MICHELE HOLSTROM AARIC DYLAN HOLT BRANDON DEAN HOLT CHRISTOPHER A HOLT CHRISTOPHER T HOLT COLIN HUNTER HOLT DARRIUS CORNELIUS HOLT DAVID L HOLT DAVID MICAH HOLT
DENNIS J ALLEN HOLT JED R HOLT JOSHUA E HOLT JOSHUA MICHAEL HOLT MATTHEW GLENN HOLT MATTHEW S HOLT RYAN CONNOLLY HOLT STEPHANIE CHERISH HOLT RANDALL E HOLTKE MARK A HOLTMAN DERRICK RYAN HOLTON DEVONTA JUANRON HOLTON
TERRY D HOLTON ALEC JORDAN HOLTREY CHARLES E HOLTSCLAW JORDAN HOLTSCLAW MICHAEL M HOLTZBACH CHRISTOPHER C HOLY CHRISTOPHER LANE HOLYFIELD JORDAN HOLZSCHUHER MATTHEW HOMENEY CHAD S HON LARRY HONAKER SCOTT E HONAKER
BRYAN J HONCIK BETTINA MARGUERITE HONEYCUTT SONG-JUN HONG MATTHEW WILLIAM HONGELL CRYSTALYN MICHELLE HONKONEN SCOTT D HONKONEN BRIEN HONN MATTHEW JAMES HONNOLL ROBERT LEE HONS WILLIAM H HONS III CASSIDY A HOOD HILLARY MAREA HOOD
JOSHUA HOOD JOYCELYN NICHOLE HOOD MATTHEW HOOD RYAN C HOOD RYAN PATRICK HOOD SETH DOUGLAS HOOD STEVEN LEE HOOD TIM L HOOD TIMOTHY W HOOD BRYON HART HOOK MICHAEL HOOK DELBERT HEATH HOOKER GWENDOLYN A F HOOKS ISAIAH D HOOKS
STEVEN L HOOKS MICHAEL ROBERT HOOLIHAN BLAKE M HOOPER DYLAN CHRISTOPHER HOOPER KADEN EDWARD HOOPER KELVIN HOOSANIE ALEXANDRA NICOLE HOOSE DAVID E HOOSOCK DAVID HOOTEN BRYAN R HOOVER JASON E HOOVER MARK A HOOVER
OSCAR WAYNE HOOVER JR RAYMOND R HOOVER RICHARD LOY HOOVER SCOTT HOOVER TERRY LEE HOOVER RODNEY F HOPE KEVIN HOPF AARON JAMES HOPKINS ANTHONY N HOPKINS ASHLEE NIKOLE HOPKINS BARBARA HOPKINS BEAU BRADLEY HOPKINS BRUCE HOPKINS
CHASE J HOPKINS CODY NICHOLAUS HOPKINS DEANDRE TYRELL HOPKINS DEKOTA J HOPKINS DUSTIN R HOPKINS EARL RAY HOPKINS JAMES E HOPKINS JAMIE HOWLE HOPKINS LEO J HOPKINS III MARCUS VANGOSS HOPKINS MARY W HOPKINS OLANDO HOPKINS
OLANDO R HOPKINS PATRICK B HOPKINS RICHARD A HOPKINS SHAWN C HOPKINS SHELBY BEARD HOPKINS TASHAYNNA DEONNE HOPKINS TIMOTHY J HOPKINS AMANDA JEAN HOPP DUSTIN ROBERT HOPPER JOHN CALEB HOPPER MICHAEL SCOTT HOPPER
MICHAEL TALYN HOPPER RANDALL M HOPPER WALTER L HOPPER JR ROBERT T HORAN JR MICHAEL J HORBEY SEAMUS M HORGAN KATSUAKI HORIKIRI NATHAN RANDALL HORINE DENNIS CARLILE HORN DUSTIN M HORN JACKI L HORN PATRICK M HORN TIMOTHY ERIC HORN
TRENTON HORN GARRETT MORGAN HORNBACK JOHNATHAN HORNBECK VINCENT L HORNBOSTEL BRETT THOMAS HORNE GARRETT ANDREW HORNE MAXINE LOVE HORNE MICHAEL R HORNE TAURSUS ONEIL HORNE JOHN WESLEY HORNE JR KARA K HORNE ZEIMET
BENJAMIN ALAN HORNER JAMIE N HORNER KENTON D HORNER LAWRENCE LEE HORNER JAMES S HORNSBY WILLIAM C HORNSBY WILLIAM SHANE HORRELL ADAM Z HORREX DANIEL HORTA AMY L HORTON BRYAN W HORTON CONSTANCE SHAUNTERRA HORTON
MATTHEW RYAN HORTON MICHELLE ANNE HORTON OMARU WILLIAM RUFUS HORTON RAYQUAN TREVELLE HORTON ROBERT HORTON SHAWNEE D HORTON STEVE E HORTON TONEY HORTON TRAVIS C HORTON WILLIAM M HORTON JOHN HORVATH JOSEPH HORVATH JR
RONALD DWAYNE HOSCH DIRK HOSEIN IDREES F HOSEIN RANDY HOSEIN RASHEED TARIQ HOSEIN RONNIE HOSEIN KEVIN L HOSEY ANGELA MARIE HOSKINS AUSTIN ROSS HOSKINS DILLON T HOSKINS ERIC RASHAD HOSKINS MARCUS HOSKINS R S HOSKINS ALEX HOSTERS
JEFFERY HOSTETLER TIMOTHY J HOSTY GIEREK JOZEF HOSZKIEWICZ JALLALUDDIN HOTAKI SHAWN HOTALING KYLE W HOTCHKIN JUSTIN D HOTH JOHN VICTOR HOUART JR NICHOLAS SHEA HOUDE ADAM HOUSE ALEXANDER JAMES HOUSE COREY DARNELL HOUSE
DREW A HOUSE ERNEST BRANDON HOUSE JACKSON RYAN HOUSE JEFFREY R HOUSE JORDAN HOUSE LAUREN MELANE HOUSE RICKY D HOUSE THOMAS W HOUSE TONI R HOUSE AARON M HOUSEL MADISON SUANN HOUSEL KEVIN DOYLE HOUSER TOD N HOUSLEY
AUBREY D HOUSTON BRIAN B HOUSTON JAMES EDWARD HOUSTON JASON W HOUSTON JODI MELINDA HOUSTON LYNWOOD SENTELL HOUSTON NATHANIEL HOUSTON PATRICK W HOUSTON JONATHAN A HOVE KIM P HOVE EUGENE E HOVIS ADAM T HOWARD
ARIEL NICOLE HOWARD BRIANNA NICHOLLE HOWARD BRYSON JAMES HOWARD CHRISTOPHER D HOWARD CHRISTOPHER W HOWARD JR CLIFFORD K HOWARD DANIEL HOWARD DWIGHT F HOWARD JR FREDERICK BERNARD HOWARD JASON LEE HOWARD KENNETH E HOWARD
MARTIN C HOWARD MASON EUGENE HOWARD MATTHEW L HOWARD MICHALE HOWARD NATHAN TEDDER HOWARD NEAL HOWARD NORMAN HOWARD JR PATRICK LEE HOWARD PAUL HOWARD PAUL ANDREW HOWARD STEPHEN D HOWARD STEVEN GREGORY HOWARD
STEVEN MATTHEW HOWARD TERRY L HOWARD THOMAS E HOWARD TIMOTHY L HOWARD TYRONE E HOWARD VICKI JEAN HOWARD JEFFREY HOWARTH JAY HOWAT JESSICA HOWCROFT CARSON DRAKE HOWE DOUGLAS E HOWE MICHAEL ALAN HOWE MOLLY J HOWE
ADAM HOWELL BRADLEY HOWELL CARLTON WESLEY HOWELL DUSTIN W HOWELL JAMES HOWELL JAMES W HOWELL JAMIE C HOWELL JOSHUA JOSEPH HOWELL KENNETH L HOWELL MICHAEL LEE HOWELL PHILIP K HOWELL ROBERT ERIK HOWELL ROY L HOWELL
SAMUEL LIDE HOWELL SETH D HOWELL TONICE LATABLIS HOWELL TRAVIS J HOWELL KENDALL HOWERTON DYLAN THOMAS HOWIE SAMUEL ANDREW HOWIESON DANNY R HOWLE THOMAS WILLIAM HOWLE III CHARLES WAYNE HOWLE III III CHARLES WAYNE HOWLE JR JR
ZACHARY MICHAEL HOWLETT FRANKIE L HOWZE DAVID HOYE CHASE ROBERT HOYER CLIFTON GUNNAR HOYLE ROBERT L HOYLE LUCAS WILLIAM HRABANEK BRIAN HRABIK JOHNAH G HRABOWY NICHOLAS J HROMALIK GHASSAN HROUT MILAN HROVAT NESTOR HRYCUN
BRYAN W HUANG ROBERT F HUBA NATHAN K HUBARTT ADEN RAY HUBBARD ALLEN HUBBARD JOEY HUBBARD MICHAEL HUBBARD RONDA K HUBBLE SETH M HUBBLE ROBERT A HUBLER KOLBY W HUBSTER STEVEN R HUCK JONATHAN KEVIN HUCKABONE
STEVEN DELMER HUCKABY JR SAMUEL E HUCKS LEE A HUCKSTEP TYLER S HUDACH STEPHEN BRUCE HUDAK JESS N HUDDLESTON MARY JEWELL HUDDLESTON JD HUDGENS JOSHUA DYLAN HUDGENS JUSTIN DAVID HUDGENS TY ALLEN HUDGENS BRETT HARRISON HUDGINS
MICHAEL C HUDGINS NOAH JOSEPH HUDGINS SAMUEL JOSEPH HUDNALL KIMBERLY HUDNELL BRETT THOMAS HUDSON BRYAN HUDSON CHRISTIAN S HUDSON DUSTY L HUDSON JAMES HUDSON JAMES E HUDSON JEFFERY L HUDSON JEFFERY V HUDSON JOSHUA KYLE HUDSON
LAURA HUDSON MICHAEL R HUDSON OREN T HUDSON PAUL SHAWN HUDSON PAUL SHAWN HUDSON JR ROBERT HUDSON ROBERT HUDSON SHAMIKA DANYELLE HUDSON COREY ALLEN HUEBNER KURT W HUELSMAN ALEJANDRO HUERTA MATEO HUERTA
MIGUEL ANGEL DOMINGUEZ HUERTA REYNALDO HUERTA DAVID R HUESMAN VICTOR ALLEN HUESMAN WILLIAM K HUESTESS COLE HUESTIS AARON J HUFF ANDREW JASON HUFF ASHTON N HUFF AUSTIN LEWIS HUFF BRIAN R HUFF BRYCE EVERETT HUFF CONNOR HUFF
FRANK ELMER HUFF MATTHEW J HUFF PAIGE HUFF PERRY LEWIS HUFF PHILLIP KEITH HUFF JR SCOTT H HUFF STEVEN C HUFF STEVEN G HUFF TAYLOR R HUFF TRACY D HUFF STEVEN CORY HUFFINE ALYSSA NICOLE HUFFMAN BENJAMIN L HUFFMAN DERECK T HUFFMAN
GARY D HUFFMAN GRANT HUFFMAN KAYLIE MICHELLE HUFFMAN MATTHEW HUFFMAN MICHAEL A HUFFMAN RYAN B HUFFMAN ANDREW MICHAEL HUFFNER CASEY MICHAEL HUFFSTETLER PAUL ROBERT HUFFSTICKLER JASON HUFFSTUTLER RICK MERRILL HUFTEL
ZACHERY CLEO HUG KIMBERLY A HUGG ERIC JAMES HUGGARD DAVID C HUGGINS JOHN AUSTIN HUGGINS KRISANNE HUGGINS SANDRA ELLEN T HUGGINS SHAWN HUGGINS SR STEVEN C HUGGINS TROY HUGGINS TRAVIS J HUGHART ANDREW STEPHEN HUGHES
ANGELA M HUGHES CHRISTOPHER ROBERT HUGHES DANIEL SETH HUGHES ERIK HUGHES GARY HUGHES HAMILTON CHANCE HUGHES HUNTER HUGHES ISAAC EDWIN HUGHES JACOB HENRY HUGHES JAMES R HUGHES JEFFREY TYLER HUGHES JOHN C HUGHES
JOSHUA M HUGHES KADEN JAMES HUGHES KENNETH W HUGHES KIRK HUGHES KYLE J HUGHES LYNNE HUGHES NELSON T HUGHES NOAH T HUGHES PAYTON CHARLES HUGHES RILEY HAYWARD HUGHES STACY DYLAN HUGHES STEPHAN ALLAN HUGHES
STEVEN LEE BENNETT HUGHES STEVEN R HUGHES TAYTE HUGHES TERENCE ALAN HUGHES WILBUR LEWIS HUGHES IV NARANJUS JACOBI HUGHLEY RONALD C HUGHLEY BRADLEY T HUGO SHARON HUGO ANDY HUI MIGUEL A HUICHAPA AVILA BLAKE ANDREW HUISMAN
TYLER J HUISMAN ANTONIO HUIZAR ANTHONY LEVI HULGAN JAMES R HULL JEREMY D HULL MICHAEL HULL REBECCA ANN HULL AMY LEA HULLINGER STONE M HULLINGER BRANDON MURRAY HULSE MARK A HULSER TRISTAN KYLE HULSEY MARK A HUMMEL
KEITH A HUMPHRES BILLY W HUMPHREY CHRISTIAN ALEXANDER HUMPHREY DAVID HUMPHREY LATRYCE MICHELLE HUMPHREY NICHOLAS ROSS HUMPHREY NICKOLAS L HUMPHREY RYAN HUMPHREY TRAVIS E HUMPHREY BRANDON HUMPHRIES BRANDON D HUMPHRIES
SCOTT ALLEN HUMPHRIES DONALD CLIFFTON HUNDLEY MICHAEL T HUNNELL MASON REED HUNNICUTT JANTZEN REESE HUNSAKER TYLER HUNSBURGER ROBERT S HUNSICKER BRANDON CHRISTOPHER HUNSINGER CALEB RYAN HUNSINGER CHRISTOPHER M HUNSINGER
JASON W HUNSINGER JOSHUA D HUNSINGER BRIAN A HUNT DYLAN R HUNT EARL MITCHELL HUNT HAROLD HUNT HEATH HUNT JAMES DYLAN HUNT JARED HUNT JONATHAN TODD HUNT KENNETH HUNT KYLE HUNT NATHAN HUNT NATHAN B HUNT SEAN M HUNT
SETH MICHAEL HUNT SHANNON WAYNE HUNT WENDELL HUNTE DARRELL K HUNTER DUSTIN DUDLEY HUNTER JAMARR HUNTER JAMES DANIEL HUNTER JR JERNEIL LEON HUNTER JOHNATHAN JAMES HUNTER JOSHUA MORGAN HUNTER JULIUS ANDREW HUNTER
JUSTIN ANGELO HUNTER MARIAH HUNTER OLIVER STEIN HUNTER RICHARD F HUNTER ROBERT ISSAC HUNTER ROBERT J HUNTER II ROBERT O HUNTER SAUNDRA E HUNTER SCOTT HUNTER SEAN M HUNTER THOMAS N HUNTER ZACHARY HUNTINGTON CRAIG HUNTLEY JR
KYLE ALAN HUNTLEY LUCAS A HUNTLEY SUSAN K HUNTOON JOSHUA A HUNTSMAN RANDALL HUNTSMAN RICK A HUOT JOSHUA MICHAEL HUPP KYLE R HURD MICHAEL G HURD TYSON J HURD ANDREW HURDLE AUSTIN GREGORY HURDLE MATTHEW HURDLE
JACOB CHARLES HURDSMAN CODY L HURLBERT GARET L HURLBERT MARC HURLEY TERRY LYNN HURLEY TOM HURLEY JEFFREY L HURNI AL DARRIUS DEWAYNE HURST JASON DEMETRIUS HURST JOHN C HURST JOHNNIE E HURST JOSHUA KENTRELL HURST DANNY E HURT
TIMOTHY M HURT ALEJANDRO HURTADO EFRAIN A HURTADO GASPAR HURTADO SAIN HURTADO SAIN HURTADO JR DAVID EDUARDO HURTADO GONZALEZ OWEN HURTIBESE ANDREW S HURTIG BRIAN HUSS HOUSTON DANIEL HUSS SYED HUSSAINYMOINUDEEN
FAWIZA SEIRA HUSSEINI MEGAN LAUREN HUSSEY CAIN HUSSEY-DERRER MARK HUSSMAN JOSEPH SCOTT HUSTED ANTHONY J HUSTON MADISON HUTCHERSON CHANCELLOR HUTCHESON JASON J HUTCHESON MICHAEL D HUTCHESON JERRALD BERT HUTCHINGS JR
TIMOTHY MICHAEL HUTCHINGS ALVIN DELEONARD HUTCHINSON DALTON ELIJAH HUTCHINSON TAMMY LEE HUTCHINSON ERIC L HUTCHISON JONI HUTCHISON KENNETH F HUTCHISON RYAN JOSEPH HUTCHISON TERRY C HUTH MICHAEL J HUTNAK JOHNATHAN CODY HUTSELL
LEVI THOMAS HUTSELL JEREMIAH J HUTSON GREGORY SCOTT HUTTO JESSICA CRIDER HUTTO NEOMIE JEAN HUTTO KENT M HUTTON TURNER PHILIP HUTTON WILLIAM M HUTTON JONATHAN L HUX BENJAMIN JAMES HUXTABLE NAM D HUYNH GEUMHO HWANG
ANTHONY C HYATT CAMERON HYATT JOHN PAUL HYATT NICHOLAS AARON HYATT SETH ROBERT HYBARGER CHRIS JEFFREY HYDE JONATHAN HYDE JUSTIN EDWARD HYDE LARRY J HYDE LAURA M HYDEN TODD RANDLE HYDEN STEPHANIE P HYDRICK TIMOTHY MARK HYER
CHASE EDWARD HYLAND KEITH J HYLAND JAMES W HYMAN RANDAL S HYMAN ROWLAND G HYMAN TIMOTHY HYMAN JAMES C HYMAS CATHERINE M HYTEN ANTHONY IANNACITO ALFREDO IATONNA ISAAC JACOB IBANEZ IGNACIO IBANEZ BATRES ALEXANDRIA ORTIZ IBARRA
FERNANDO IBARRA FERNANDO IBARRA FRANCISCO J IBARRA HELENA PADILLA IBARRA JORGE ALEJANDRO CEJA IBARRA JOSE ANTONIO IBARRA JOSE DAVID IBARRA DIANA TERESA IBARRA-GOMEZ KELLY LOUISE IBLE BASILA BARVIN SYED IBRAHIM GARRETT ALLEN IDLETT
RICHARD A IDLETT JR MARIA IDROVO DOUGLAS L IFFERT CHAD M IFLAND RAZEEN IFTHIKHAR JACOB I IGARTUA ROY M IGNACIO AGNIESZKA IGNACIUK TARAS ILCHUK JACK A ILER DAVOR ILIC LENA MARIA ELISE ILLE WENDY ILNICKI FARRELL IMLER MARK CHRISTOPHER IMLER
KIMBERLY CULLIS IMM ANTHONY J IMPASTATO LEONARD IMPASTATO ELIJAH PAUL INABINET LOUIS R INCROCCI RYAN INCROCCI PATRICK W INDERWISH BANE LEE INFINGER RENITA S INGAL JAMES VERNON INGLE REGAN MICHELLE INGLE GEORGE S INGLIS KIP S INGMANSON
CHRISTOPHER P INGRAHAM ANDREW A INGRAM BRANDON SCOTT INGRAM BRI A INGRAM DEREK J INGRAM DOUGLAS A INGRAM JACOB L INGRAM JOHN COLDEN INGRAM JORDAN TAYLOR INGRAM KYLE R INGRAM STEVEN S INGRAM TRENTSTON SCOTT INGRAM
LUIS FERNANDO RODRIGUEZ INIESTA ELIAS MORA IÑIGUEZ FERNANDO NAVARRO IÑIGUEZ JOSE FRANCISCO MORA IÑIGUEZ JULIO OSCAR LEAL IÑIGUEZ TOMAS LEAL IÑIGUEZ DAVID Y INMAN ZACHARY D INMAN GARRETT R INNIS DAYRON INTERIAN HERRERA EDDY F INTERIANO
ANTHONY IRELAND CHRISTOPHER IRELAND JAMES M IRELAND JOHN CHRISTOPHER IRELAND JOSEPH IRELAND KEVIN IRISH NICOLE P IRISH JOSEPH JOHN IRMITER ALICIA IRONEAGLE BRIAN J IROZ CRISTOBAL IRRIBARRA CHAD IRSCHICK STEFANO REINALDO IRSCHITZ
MOHAMMAD IRSHAD BARRY K IRVIN FOSTER L IRVING SPENCER C IRVING CHRISTOPHER ISAAC DELONTA JAMES MARTEZ ISAAC KEVIN B ISAAC THOMAS E ISAACS SHANE J ISAM JAMES ROBERT ISBELL JOEY YOUNG ISBELL LUCAS DANIEL ISBELL LUCAS WYATT ISBELL
MACADE A ISBELL RANDY R ISBELL ZACKERY A ISBELL GREGORY C ISELEY BLAKE TYLER ISENBERG MARK S ISENBERG JAMES C ISH KAYLEA JUNE ISHAM FLORISSA HILL ISHMAN SHYAKA ISINGIZWE JESUS A ISITA-BARRAGAN BEAU KENTRELL DAVID ISOM ELLA MIHELA ISOPESCU
RAFAEL ITZEP MATTHEW IVANY BRADLEY K IVERSON JUSTAN K IVERSON ZANYZIAH EUKARI IVERSON DANIEL IVES HOWARD R IVES KURT A IVES ANTHONY STONEWALL IVEY CONNIE LYNN IVEY COREY D IVEY JAMIE DWAYNE IVEY QUINTON IVEY GAVIN IVIE
JEREMIE WAYNE IVIE LATOREY SHAVON IVORY TORNIKA IVORY DONNA MARIE IVY JESSICA IVY LEE ALLEN IWAN JOHN CHESTER IWANCIO MOHAMAN IYA SHAGUFTA JABEEN PATRICK L JABLONSKI RYAN D JABLONSKI CURTIS JABUSCH NICHOLAS JABUSCH ANDRZEJ JACEWICZ
BRUCE A JACHE KYLE EDWARD JACKIMOWICZ ANDREW M JACKMAN ROY LEON JACKMAN BRITTANY EILEEN JACKS MARK A JACKS ALEXANDER GABRIEL JACKSON ALISHA NICHOLE JACKSON ALLEN DEVON JACKSON ANDREW C JACKSON BRADEN ALAN JACKSON
BRADY ODELL JACKSON BRANDON LANE JACKSON BRENT ALAN JACKSON BRETT M JACKSON BRIAN G JACKSON BRIAN T JACKSON CAMREN MARK JACKSON CARLYLE JACKSON CHAD D JACKSON CHAD M JACKSON CHRISTOPHER PATRICK JACKSON CODY JACKSON
CODY L JACKSON COY R JACKSON DAMIEN A JACKSON DANIEL L JACKSON DARIUS DESHAWN JACKSON DAVID ANDREW JACKSON DEREK TODD JACKSON DERRIK C JACKSON DEVIN DURAN JACKSON DEVON JACKSON DONALD KENT JACKSON DUSTIN COLBY JACKSON
DUVAL D JACKSON GARRETT ANDREW JACKSON JARED JACKSON JEFFERY A JACKSON JEFFREY J JACKSON JEFFREY L JACKSON JEFFREY SCOTT JACKSON JEREL DANTE JACKSON JEREMY JACKSON JEREMY A JACKSON JOE NATHAN JACKSON JUSTIN KEITH JACKSON
KAYLEE FAITH JACKSON KELVIN TYRONE JACKSON KENZEL DELANO JACKSON KYLE L JACKSON LEON THOMAS JACKSON JR LINDA L JACKSON LORENZA PHIL JACKSON LUCAS CHARLES JACKSON MARK COLBY JACKSON MICHAEL JACKSON MICHAEL CHASE JACKSON
MICHAEL JOE JACKSON MICHAEL NA JACKSON MICHEAL A JACKSON OTIS GEORGE JACKSON JR PAUL JACKSON PRECIOUS M JACKSON REGINALD D JACKSON RICHARD E JACKSON RODNEY GERMAIN JACKSON SAMANTHA JOY JACKSON SAMUEL JAY JACKSON
SCHLONDIA S JACKSON SHEREE L JACKSON STARLET M JACKSON STEVEN JACKSON JR STEVEN DEVON JACKSON THOMAS J JACKSON TIMOTHY WAYNE JACKSON TODD JACKSON WAYNE A JACKSON WILLIAM JACKSON WILLIAM MICHAEL JACKSON JAMES CHARLES JACKSON JR
ANIEFIOK JACOB MARY GRACE JACOB CHRISTOPHER R JACOBIK ROBERT JACOBIK JOSEPH A JACOBIN JR FERMIN JACOBO JUAN ANTONIO JACOBO RAMSES SALVADOR JACOBO ELIDA JACOBO FLORES BLAKE AARON JACOBS BRIAN E JACOBS CHAD JACOBS
CHRISTINA BETH JACOBS DAVID JACOBS ERIC M JACOBS JAMES R JACOBS JOHNNY E JACOBS JOSHUA W JACOBS KENTON M JACOBS MAXIE DEROCHIAN JACOBS MEGAN ASHLEY JACOBS NICHOLAS JACOBS RICKY GLENN JACOBS JR ROBERT JACOBS TRUMAN MARCUS JACOBS
WILLIAM P JACOBS BRIAN KEITH JACOBSEN MATTHEW JACOBSEN SEAN JACOBSEN COLE LANCE JACOBSON JAMES JACOBSON DAVID A JACOBUS JOSHUA D JACOT JOSEPH L JACQUART KENNETH JACQUAY KENNETH SHANE JACQUE CALEB G JACQUES WILLIAM BRODY JACQUEZ
FILIBERTO JACUINDE JOSHUA JADOS RICHARD A JAEGER SHANE MICHAEL JAEGER SHORON D JAEGER ZACHARY K JAEGER MICHAEL J JAEKE DARLENE MARIE JAENA ABHINASH JAGAI VIGNESH HARIHARAN J JAGANATHAN T RICARDO JAGDEO VISHAL JAGESSAR
IMRAN JAHIR HUSSAIN WILLIAM E JAHN LEIGHTON JAHNA AMBER L JAHNKE ALEX JAHOOR VASANTHA KUMAR JAI SHANKAR CRISTIAN ABRAHAM GARCIA JAIME ESTEBAN DANIEL JAIME VICTOR H JAIMEZ ISHAN SANJAY JAIN JAISURYA J JAISANKAR M JOSE LUIS JALPA
SHABANA JAMAL ALLAN K JAMES ANDREW P JAMES ANDREW RYAN JAMES ANGELO JAMES AUTUMN MIST JAMES BILL JAMES BRYAN R JAMES CLYDE JERROD JAMES CODY S JAMES DENNIS JAMES ERNEST C JAMES ETHAN JAMES EVAN S JAMES GARRETT PRICE JAMES
GEORGE L JAMES JR HAL JAMES KATHERINE G JAMES KENRICK JAMES KEVIN JAMES MAGEN LESHAWN JAMES MICHAEL ADAM JAMES RICHARD KENNETH JAMES SAM A JAMES SAMANTHA L JAMES TRISTON CLIENT JAMES WAYNE J JAMES DAVID A JAMESON
AUSTIN T JAMISON BLAKE ANDREW JAMISON CAMRON J JAMISON JARRED D JAMISON RHONDA S JAMISON TERRANCE JAMISON LALEH JAMSHIDI FAR DAVID JANAS RANDY JANDA TIMOTHY J JANKOWSKI BRENDAN M JANSEN CHRISTOPHER M JANSEN PATRICK L JANSEN
RAYMOND JANSEN BARBARA V JANSON JEFFREY L JANSON ROBERT JANSSEN FORREST HALE JANUARY JOHNNIE E JANUARY BOYER JANVIER MATTHEW R JAPCHEN JARED J JAQUES FERNANDO JARAMILLO ISRAEL JARAMILLO MELISSA A JARECKI BRYAN E JARECKY
ANISH JARIWALA ANGEL RAUL VALADEZ JARQUIN DALLAS N JARRED JR JACK JARRELL DALE LEE JARRETT RICHARD E JARRETT BRANDON LELAND JARVIS JACOB RICHARD JARVIS MATTHEW J JASKILKA DAVID L JASPER STEVEN WILLARD ISAIAH JASPER
MANUEL EDUARDO REYNAGA JASSO JAIVEER JATANA PRABJOT JATANA RAYSEAN DARRELL JAUNES FRANCISCO JAUREGUI MICHAEL R JAURIGUE KYLE CAINE JAVENS ALOYSIUS A JAWORSKI JEEVA JAYARAMAN ADAM MATTHEW JAYNE TRAVIS HUNTER JAYROE WILLIAM G JAYROE JR
DIEUSEUL JEAN-CHARLES KRISTOFER NICHOLAS JEAN-LOUIS BRANDON JEDRZEJEWICZ SHIRANI JEEVANAYAGAM ALVIN R JEFFCOAT CARA JEAN JEFFCOAT ELVIN LEE JEFFCOAT KAYLA JEFFCOAT MITCHELL R JEFFCOAT CODY MICHAEL JEFFERS PAUL E JEFFERSON
HAYDEN PAUL JEFFORDS MICHAEL D JEFFORDS ANGELA RENE JEFFREY BRANDON JEFFREY JOHNNY J JEFFREY KYLE JEFFREY MARVIN DEXTER JEFFRIES SATHISHKUMAR JEGANATHAN ASHLEY D JELLISON DOUGLAS J JELLISON ALEXANDER DAVID JOHN JENKINS ALVIN JENKINS JR
AMBER RENE JENKINS AMY D JENKINS ANTHONY BRADFORD JENKINS BILLY L JENKINS BRENT C JENKINS BRIAN E JENKINS BRIGITTE S JENKINS BRITTNI JENKINS CADE LUCAS JENKINS CALEB MICHAEL JENKINS CARLOS JENKINS CODY JENKINS DAKOTA TY JENKINS
DEREK H JENKINS DUSTIE DESSIRE JENKINS DWAYNE R JENKINS ERIC CHARLES JENKINS GASTON JENKINS HESTON LEIGH JENKINS JACOB MICHAEL JENKINS JASON H JENKINS JOSHUA ZACHARY JENKINS KIMBERLY A JENKINS KOLTEN MILES JENKINS LEVI MCKAY JENKINS
LILLIE MAE JENKINS MICHAEL E JENKINS NORMAN D JENKINS JR RANDY P JENKINS RICHARD JENKINS ROBERT LEE JENKINS SKYLER W JENKINS STEVEN RYAN JENKINS TOMIKI BERSHAW JENKINS WILL THOMAS JENKINS ZACKERY J JENKINS JOEL A JENNINGS
JOHN MICHAEL JENNINGS KENNETH M JENNINGS LAWRENCE JOSEPH JENNINGS ROBERT EVAN JENNINGS ROBIN M JENNINGS ADAM W JENSEN AMBERLEE JENSEN AUSTIN S JENSEN CARTER DOUGLES LEE JENSEN CHRISTOPHER JENSEN COOPER CARL JENSEN
COOPER JOSEPH JENSEN COREY T JENSEN CRYSTAL JENSEN DREW S JENSEN GREGORY DELORE JENSEN HUNTER T JENSEN JACOB D JENSEN JADEN J JENSEN JAKE JENSEN JAMES RILEY JENSEN JAMES V JENSEN JOSHUA D JENSEN KAISEY LYNN JENSEN MATTHEW S JENSEN
MICHAEL W JENSEN PAUL H JENSEN ROBERT ALLEN JENSEN TRAVIS W JENSEN CHASE T JENSON JASON L JENTZSCH EUGENE B JENYO GARRETT LANE JEPPESEN RILEY RON JEPPESEN CHRISTIAN E JEPPSEN MINDEE S JEPPSEN RANDY JEPPSEN MICHAEL EDWARD JEPPSON
MATTHEW JERABEK JARED J JERKINS BRENDON P JERNIGAN BRIAN C JERNIGAN CARSON PAUL JERNIGAN CHARLES KEVIN JERNIGAN LAUTORRIA JERNIGAN ROY CLIFTON JERNIGAN NOEL P JEROME ELIZABETH JESSEN ETHAN YOUNG JESSEN CHRISTOPHER JESSOP
MICHAEL F JESSOP HARVEY M JESSUP KEVIN DARYL JESTER JOHN JOSEPH JESUS JR AARON HUNTER JETT MICHAEL C JETT JOEL I JEWETT TODD W JEX PRIYADHARSHINI G J JEYAPRAKASH G K SELVARAJAN JEYARAJ BO JIA YAN JIANG JAMES T JILCOTT JULIAN A JILCOTT III
TRAVIS WADE JILES WILLIS E JILES GORDON JIM BEVERLY JIMENEZ DANIEL JIMENEZ ERIC ANTHONY JIMENEZ EZEQUIEL GARCIA JIMENEZ FAVIAN JEREMY JIMENEZ GADDIEL JIMENEZ JOSE ADRIAN JIMENEZ MADELYNN R JIMENEZ MARCOS RENE JIMENEZ MARIO JIMENEZ
MATTHEW RYAN JIMENEZ MIGUEL JIMENEZ ORLANDO JIMENEZ ROEL JIMENEZ SERGIO JIMENEZ SERGIO JIMENEZ RODOLFO C JIMENEZ AGUIRRE JULIO Y JIMENEZ ALVARADO RAFAEL ESTEBAN JIMENEZ GOMEZ GABRIEL JIMENEZ HERNANDEZ SAMUEL JIMENEZ HERNANDEZ
FRANCHESCA JIMENEZ YANES LUIS URIEL JIMENEZ-LEAL HUMAYOON JINNAH MARIA JIRON CHRISTIAN JITTAN ZEESHAN IQBAL JIWANI CHEYANNE KAYE JOACHIM NKOSI JOACHIM DANIEL JOB WARAH JOBARTEH IAN JOBSON BRENT K JOCHUM TYRONE JOE
ALEX W JOHANNINGSMEIER MARK W JOHANNINGSMEIER RICHARD JOHANNS DAVID R JOHANSON ALANA JOHN DAVID L JOHN INBARAJ JOHN KAYSON JEFFREY JOHN NIGEL JOHN TYRONE JOHN LISA M JOHN-ADAMS BRIAN E JOHNS GREG V JOHNS HUNTER SCOTT JOHNS
MATTHEW BLANE JOHNS TIMMY RAYE JOHNS TYLER RAY JOHNS ALAN JOHNSON ALEXA KATHLEEN JOHNSON ALEXANDER H JOHNSON ANDRACO JOHNSON ANDREW DAVID JOHNSON ANDREW DEWANE JOHNSON ANDREW Q JOHNSON ANGELA JOHNSON ARNETTA E JOHNSON
ASHLEY K JOHNSON ASHLYNN RENEE JOHNSON AUDREY D JOHNSON B CLAY JOHNSON BENEDA D JOHNSON BERNARD THOMAS JOHNSON BLAKE AARON JOHNSON BRAD L JOHNSON BRADY L JOHNSON BRANDON C JOHNSON BRAXTON MICHAEL JOHNSON
BRIAN MATTHEW JOHNSON BRODIE JOHNSON BROOKE LEE JOHNSON BRUCE E JOHNSON BRYAN S JOHNSON CAINON LEWIS JOHNSON CALISSE L JOHNSON CARL JOHNSON CARL R JOHNSON CARL W JOHNSON CEDRIC JOHNSON CEDRIC D JOHNSON CEDRIC JAMES JOHNSON
CHAD R JOHNSON CHARLES B JOHNSON JR CHARLES DREW JOHNSON JR CHRIS J JOHNSON CHRISTIAN JOHNSON CHRISTOPHER P JOHNSON CLIFF D JOHNSON CODY JOHNSON CODY AKEAKAMAI JOHNSON CODY KENNETH JOHNSON COLBEY LEE JOHNSON COLE J JOHNSON
CORALEE JOHNSON CRYSTAL VICTORIA JOHNSON CURTIS JOHNSON III DAN JOHNSON DANIEL CHASE JOHNSON DANIEL R JOHNSON DANIEL W JOHNSON DAVID A JOHNSON DAVID ALLEN JOHNSON DAVID GARRETT JOHNSON DAWN JOHNSON DENNIS ALAN JOHNSON
DEREK JOHNSON DERRICK D JOHNSON DINO L JOHNSON DONALD JOHNSON DONALD JOHNSON JR DONALD EDWARD JOHNSON DONALD W JOHNSON DOYLE B JOHNSON DUSTIN ALLEN JOHNSON DUSTIN K JOHNSON DUSTIN TYLER JOHNSON DYLAN LEE JOHNSON
EBONY SHARI JOHNSON EDNEESHA KATRESE JOHNSON ERIC DELONTE JOHNSON ERIK JOHNSON ERIK BAINE JOHNSON ETHAN D JOHNSON GARY D JOHNSON GEORGE B JOHNSON JR GREGORY S JOHNSON JACK M JOHNSON JACOB S JOHNSON JADE JOHNSON JAMES M JOHNSON
JAMES P JOHNSON JAMIE LYNN JOHNSON JASON JOHNSON JEDEDIAH EDWIN JOHNSON JEFFERY ALAN JOHNSON JEFFERY SCOTT JOHNSON JEFFREY D JOHNSON JENNIFER JOHNSON JEREMIAH W JOHNSON JEREMY KEITH JOHNSON JERRY BRADSHAW JOHNSON
JESSICA L JOHNSON JIM JOHNSON JIMMY JOHNSON JIMMY D JOHNSON JODY A JOHNSON JOHN L JOHNSON JOHNNY BROOKS JOHNSON JR JORDAN TYLER JOHNSON JOSHUA WAYNE JOHNSON JUSTIN DELL JOHNSON JUSTIN JOSEPH JOHNSON JUSTIN WAYNE JOHNSON
KAMERON OBRYANT JOHNSON KARL M JOHNSON KATE K JOHNSON KELSEY L JOHNSON KENNETH JOHNSON KIMBERLY ANN JOHNSON KRISTAN DAWN JOHNSON KRISTOPHER LEE JOHNSON KYLE DEAN JOHNSON LARRY EVERETT JOHNSON LEE R JOHNSON LON W JOHNSON
LUKE A JOHNSON MACKENZIE BLAKE JOHNSON MARCUS DEVELL JOHNSON MARGARET ELIZABETH JOHNSON MARION JOHNSON MARK COLEMAN JOHNSON MATTHEW J JOHNSON MECO L JOHNSON MELROY NA JOHNSON III MICHAEL JOHNSON MICHAEL EUGENE JOHNSON
MICHAEL N JOHNSON MORRIS WAYNE JOHNSON II NATHAN D JOHNSON NICK D JOHNSON PATRICIA HUFFMAN JOHNSON PATRICK LYNN JOHNSON PATRICK MICHAEL JOHNSON PAUL JOHNSON PAUL ANTHONY JOHNSON PAUL ELLIOTT JOHNSON PAUL WILLIAM JOHNSON III
PAYDEN LEE JOHNSON PEYTON MICHAEL JOHNSON PHILLIP J JOHNSON RICHARD JOHNSON RICHARD C JOHNSON ROBERT ALAN JOHNSON ROBERT LEE JOHNSON III ROBERT PATRICK JOHNSON III ROCKY J JOHNSON RODNEY JOHNSON RONALD D JOHNSON RONNIE L JOHNSON
RORY JAMES JOHNSON RUSSELL L JOHNSON RYAN J JOHNSON SPENCER R JOHNSON STACEY JOHNSON STEPHEN M JOHNSON STEPHEN W JOHNSON STEVEN P JOHNSON STEVEN VANDER JOHNSON TAMEKA A JOHNSON TANNER T JOHNSON TERENCE R JOHNSON
TERRANCE JOHNSON TERRELL R JOHNSON TIA JOYE JOHNSON TIMOTHY ALAN JOHNSON TIMOTHY DEAN JOHNSON TIMOTHY ROBERT JOHNSON TOD E JOHNSON TODD A JOHNSON TRACY O JOHNSON TRAVIS E JOHNSON TROY WILLIAM JOHNSON TYLER ANTHONY JOHNSON
TYLER M JOHNSON TYLER S JOHNSON TYSEN JOHNSON VALIA P JOHNSON VICTOR C JOHNSON VONDREA SENTELL JOHNSON WILL JOHNSON WILLIAM CHRISTOPHER JOHNSON WILLIAM G JOHNSON WILLIAM H JOHNSON II WILLIAM L JOHNSON WILLIAM LANE JOHNSON
WILLIE CONTRELL JOHNSON ZACHARY B JOHNSON ZACHARY DEMOND JOHNSON ZACHARY RYAN JOHNSON BRANDON J JOHNSTON BRETT A JOHNSTON BRIAN GLENN JOHNSTON BRYCE NICHOLAS JOHNSTON COREY LANE JOHNSTON DAVID WAI-MING JOHNSTON
GAVIN RAY JOHNSTON ISAIAH DAVID JOHNSTON JAMES JOHNSTON JIMMY DON JOHNSTON JOSELYN LEE JOHNSTON KIMBERLY JOHNSTON RACHAEL FAYE JOHNSTON RICHARD L JOHNSTON ROBERT STEPHEN JOHNSTON STEPHEN A JOHNSTON TERRY D JOHNSTON
STEFFEN M JOHNSTONE DONALD KENT JOINER JR JUSTIS GAGE JOINER TIMOTHY P JOKOTY TRISTAN P JOKOTY CHRISTINA BROOKE JOLLEY HOSSAM JOMHA BRADLEY W JONAS STORMY M JONAS ADONIS REESE JONES ALLAN EUGENE JONES ALONZO JONES ALTON DEWAYNE JONES
AMARI FULBRIGHT JONES AMBERLY A JONES ANDREW M JONES ANTHONY G JONES ANTHONY LEE JONES APRIL ANN JONES ARREN DAVIS JONES AUTRY DEWAYNE JONES BARRY ALLEN JONES BENJAMIN M JONES BILLY DALE JONES BILLY WHITE JONES II BOBBY JONES
BRADLEY JOHN JONES BRANDON BLAKE JONES BRIAN KEITH JONES BRIAN S JONES BRITTANY DIANE JONES BRUCE D JONES BRYAR JONES CALEB MICHAEL JONES CALEB TREY JONES CALVIN JONES CARLEE ADDISON JONES CARSON DANIEL JONES CASEY JONES
CATHY J JONES CEDRICK LEE JONES CHARLES B JONES CHARLES JOSEPH JONES CHESTER H JONES CHRIS A JONES CHRIS W JONES CHRISTOPHER D JONES CHRISTOPHER J JONES CINDY C JONES CLARENCE J JONES